
07026402

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME San Gold Corporation

*CURRENT ADDRESS 30th Floor
360 Main Street
Winnipeg, Manitoba R3C 4G1
Canada

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35109 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 9/7/07

SAN GOLD CORPORATION
MARCH 31, 2006
NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

If an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor had not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SAN GOLD CORPORATION
CONSOLIDATED BALANCE SHEET
SEE NOTICE OF NO AUDITOR REVIEW
MARCH 31, 2006

ASSETS

		March 31 2006		December 31 2005
CURRENT ASSETS				
Cash	$	4,435,327	$	3,544,872
Accounts receivable		834,204		747,557
Prepaid expenses		159,740		137,181
		5,429,271		4,429,610
PROPERTY, PLANT & EQUIPMENT (Note 5)		21,982,543		21,715,304
OTHER ASSETS				
Collateral deposit		450,000		450,000
Deferred financing costs		468,935		110,023
Mining claims and options (Note 6)		174,649		174,649
Marketable securities (Note 4)		66,538		65,894
Promissory note (Note 14)		10,000,000		10,000,000
		11,160,122		10,800,566
	$	**38,571,936**	$	**36,945,480**

LIABILITIES

		March 31 2006		December 31 2005
CURRENT LIABILITIES				
Accounts payable & accrued liabilities	$	2,542,397	$	2,281,332
Current portion long-term debt (Note 7)		105,045		106,416
Convertible debentures (Note 10)		-		2,071,822
Deferred interest (Note 14)		399,223		549,223
		3,046,665		5,008,793
LONG-TERM LIABILITIES				
Asset retirement obligation		1,133,333		1,108,333
Convertible debentures (Note 10)		6,515,465		-
Long-term debt (Note 7)		322,502		347,205
Royalty obligation (Note 14)		10,000,000		10,000,000
		21,017,965		16,464,331

SHAREHOLDERS' EQUITY

		March 31 2006		December 31 2005
Share capital (Note 8)		36,695,308		32,839,089
Contributed surplus (Note 9)		5,466,937		5,115,520
Deficit		(24,608,274)		(17,473,460)
		17,553,971		20,481,149
	$	**38,571,936**	$	**36,945,480**

Commitment (Note 17)

APPROVED BY THE BOARD:

"Hugh Wynne" ____________________ Director

"Dale Ginn" ____________________ Director

The accompanying notes form an integral part of these financial statements

SAN GOLD CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
SEE NOTICE OF NO AUDITOR REVIEW
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

	Three month period ended March 31 2006	Three month period ended February 28 2005
DIRECT EXPLORATION EXPENSES	$ 6,758,567	$ 710,668
ACCRETION - CONVERTIBLE DEBENTURES	53,473	-
ACCRETION - ASSET RETIREMENT OBLIGATION	25,000	-
AMORTIZATION - DEFERRED FINANCING COSTS	131,521	-
AMORTIZATION - PROPERTY, PLANT & EQUIPMENT	18,468	5,858
INTEREST AND BANK CHARGES	79,161	56,429
GENERAL & ADMINISTRATIVE EXPENSES	762,183	357,308
LOSS FROM OPERATIONS	**(7,828,373)**	**(1,130,263)**
OTHER REVENUE		
Indeminfication fee	536,852	-
Project management fee	-	64,923
Mineral exploration assistance program	-	-
Interest income	156,707	4,011
	693,559	68,934
LOSS FOR THE PERIOD	**(7,134,814)**	**(1,061,329)**
DEFICIT - BEGINNING OF THE PERIOD	(17,473,460)	(3,566,307)
DEFICIT - END OF THE PERIOD	$ **(24,608,274)**	$ **(4,627,636)**
Loss per common share: Basic	(0.07)	(0.39)
Fully diluted	(0.07)	(0.39)

The accompanying notes form an integral part of these financial statements

SAN GOLD CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
SEE NOTICE OF NO AUDITOR REVIEW
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

	Three month period ended March 31 2006	Three month Period ended February 28 2005
OPERATING ACTIVITIES		
Loss for the period	$ (7,134,814)	$ (731,887)
Add: Items not affecting cash		
Accretion - convertible debentures	53,473	-
Accretion - asset retirement obligation	25,000	-
Amortization - deferred financing costs	131,521	-
Amortization - property, plant & equipment	18,468	108
Net change in non-cash working capital accounts	(2,071,334)	(1,014,401)
	(8,977,686)	(1,746,180)
INVESTING ACTIVITIES		
Purchase of property, plant & equipment	(285,707)	-
Purchase of marketable securities	(644)	-
Investment in Rice Lake Joint Venture Inc	-	(1,057,393)
	(286,351)	(1,057,393)
FINANCING ACTIVITIES		
Proceeds from shares issued and subscribed	4,207,636	1,468,948
Proceeds from long-term debt	-	450,000
Proceeds from debentures	6,515,465	132,000
Convertible debt issue costs	(543,906)	(8,600)
Share issue costs	-	(86,964)
Repayment of long-term debt	(24,703)	-
	10,154,492	1,955,384
CHANGE IN CASH	**890,455**	**(848,189)**
CASH, BEGINNING OF THE PERIOD	3,544,872	1,670,739
CASH, END OF THE PERIOD	**$ 4,435,327**	**$ 822,550**
Supplementary Information		
Interest paid	$ 23,086	$ -

1 Nature of operations and going concern assumption

San Gold Resources Corporation was incorporated under the laws of Manitoba on January 7, 1997. The Company's main operation consists of exploring for gold primarily in the Bissett area of Manitoba, Canada. Until it is determined that properties contain mineral reserves or resources that can be economically mined, they are classified as exploration properties. The recoverability of deferred expenditures is dependent upon; the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration; development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

On March 5, 2004, the Company and Gold City Industries Ltd. (Gold City), both publicly listed companies on the Toronto Venture Exchange, entered into a Joint Venture Agreement to acquire 100% of the issued and outstanding shares (7,155,000 common) of Harmony Gold (Canada) Inc. through a newly formed corporation, Rice Lake Joint Venture Inc. Rice Lake Joint Venture Inc. was owned and controlled jointly by Gold City (50%) and San Gold Resources Corporation (50%). Effective March 17, 2004, Rice Lake Joint Venture Inc. acquired the shares of Rice Lake Gold Corporation (formerly Harmony Gold Corporation (Canada) Inc.) from Harmony Gold Mining Company Limited of South Africa. The purchase price including related transaction costs, of $7,757,961 consisted of $3,632,961 in cash and $4,125,000 in shares and warrants of Gold City and San Gold Resources Corporation.

On June 30, 2005, San Gold Resources Corporation and Gold City Industries Ltd. amalgamated to form a new corporation called San Gold Corporation ("the Company"). The Company issued 43,172,136 common shares to the shareholders of San Gold Resources Corporation on a basis of 1 share of San Gold Corporation for 1 share of San Gold Resources Corporation and issued 33,810,876, common shares to the shareholders of Gold City Industries Ltd. on a basis of 1 share of San Gold Corporation for every 1.9321346 shares of Gold City Industries Ltd. The outstanding options and warrants of San Gold Resources Corporation were exchanged for options and warrants of the Company on a 1 for 1 basis and the outstanding options and warrants of Gold City Corporation were exchanged for options and warrants of the Company on a 1 for 1.9321346 basis. San Gold Resources was identified as the acquirer in the business combination. $13,084,809 was assigned to the common shares issued to Gold City Industries Ltd. shareholders, based on the 10-day rolling average common share price subsequent to the business combination. $374,554 and $830,167 was assigned to the value of the options and warrants issued on the business combination respectively. The date of the Company's first financial year-end will be August 31, 2005. Subsequently, the Company changed its financial year-end to December 31.

The main business of Rice Lake Gold Corporation is the production of gold from underground ore reserves at the Bissett mine in Manitoba, Canada. Rice Lake Gold Corporation was incorporated on March 18, 1998. The mine was placed on care and maintenance from August 8, 2001, and as at March 31, 2006 is currently not producing gold. The Company advances operational funding to Rice Lake Gold Corporation. Active ore production is dependent upon the market price of gold ore, management of production and capital costs, and adequate capital resources to fund operational activities. Rice Lake Gold Corporation and Rice Lake Joint Venture Inc. are dependent on the continued financial support of the Company to fund operations on an ongoing basis.

For the period ended March 31, 2006, the Company has a loss of $7,134,814 (December 31,2005 - $3,146,521) including its proportionate loss on the operations of Rice Lake Joint Venture Inc. In addition to ongoing working capital requirements, the Company must secure sufficient funding for exploration and development programs, general and administration costs and interest charges.

The events undertaken during the year, while substantial, are not sufficient in and of themselves to enable the Company to fund all aspects of its operations for the forthcoming year. Accordingly, with the above activities now completed, management is pursuing other financing alternatives to fund its operations and to continue the Company's activities as a going concern. Management is currently seeking to secure the necessary financing through a combination of exercise of existing warrants for the purchase of common shares, the issue of new equity or debt instruments, the entering into of joint venture agreements, and gold production. Although management may have been successful in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenue and expenses and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

2 Significant accounting policies

a) Accounting principles and currency

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars, as it is the primary functional currency in which the transactions are undertaken. Monetary assets and liabilities in foreign currencies are translated to Canadian dollars at the rate of exchange prevailing at the end of the financial year. Translation gains and losses arising at period end, as well as those arising on the transaction of settled transactions occurring in currencies other than the functional currency, are included in the net loss. All reference to dollars ($) are to Canadian dollars unless otherwise noted.

b) Estimates, risks and uncertainties

The preparation of the financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. While management believes that these estimates and assumptions are reasonable, actual results could vary. Should an adjustment become necessary, it would be reported in earnings in the period in which it becomes known.

Realization of the Company's assets is subject to risk and uncertainties including reserve estimation, future gold prices, estimated costs of future production, changes in government legislation, and various operational factors.

c) Principles of consolidation

These consolidated financial statements include the financial assets and liabilities and results of operations of the Company and of Rice Lake Joint Venture Inc. consolidated on a 50% proportionate basis up to June 29, 2005 and on a 100% basis thereafter, being its proportionate share of ownership during these periods. These consolidated financial statements are based on the amounts assigned to the assets and liabilities at the date of acquisition and, in addition, indicate the effects of the transactions subsequent to that date.

The financial assets and liabilities and results of operations of Rice Lake Joint Venture Inc. are the consolidation of Rice Lake Joint Venture Inc, and its wholly owned subsidiary corporation Rice Lake Gold Corporation, and its wholly owned subsidiary corporation 6493068 Canada Ltd.

d) Income taxes

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted and substantially enacted income tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in income in the year that the income tax rate change is considered substantively enacted. When necessary, a valuation allowance is recorded to reduce future income tax assets to an amount that will more likely than not be realized.

Exploration expenditures deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax regulations. The tax effect related to renounced expenditures is recorded as a reduction of retained earnings and an increase in future income tax liabilities. The recognition of previously unrecognized future income tax assets is credited to income tax expense.

e) Property, plant and equipment

Property, plant and equipment are recorded at cost including costs associated with development of the mining properties. Amortization of plant and equipment and mine development and equipment is computed by the units-of-production method based on estimated measured and indicated resources. Measured and indicated resources reflect estimated quantities of economically recoverable resources, which can be recovered in the future from known mine ore deposits.

Exploration and associated costs relating to non-specific projects/properties are expensed in the period incurred. Significant property acquisition, exploration and development costs relating to specific properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production. Costs related to properties abandoned are written off when it is determined that the property has no continuing value.

Other depreciable assets are amortized on a straight-line basis over their estimated useful lives, as follows:

Buildings	4%
Motor vehicles	30%
Furniture and office equipment	20%

The Company reviews and evaluates the recoverability of property, plant and equipment on a periodic basis. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and mineralization expected to be classified as reserves); estimated future gold realization (considering historical and current prices, price trends and related factors); and operating capital and reclamation costs. Reductions in the carrying value of property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows are less than the carrying value.

Estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes could occur in the near term that may affect the recoverability of property, plant and equipment.

f) Revenue recognition

Mineral exploration assistance program revenue is recorded at the time the Company is notified by the Province of Manitoba that their claim has been approved.

Interest and other income items are recorded as earned.

g) Asset retirement obligation

The Company focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value (using present value methodology) and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The related asset is adjusted only as a result of changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is amortized on the same basis as the related asset. Discount accretion is included in determining the results of operations.

The Bissett mine is an operating mine currently on care and maintenance status. The mine operates on a Mining Lease (ML 063) granted by Manitoba Industry, Trade and Mines for a period of 21 years commencing April 1, 1992 and is renewable in accordance with the Manitoba Minerals Act.

The mine operates under Environmental Licence No. 2161 S1 RR issued by Manitoba Conservation in March 1996 and amended in September 1998. The mine also has a closure and rehabilitation plan that has been accepted by Manitoba Industry, Trade and Mines. A closure plan for the Bissett Gold Mine was submitted on September 1, 2001. The plan covers all aspects of rehabilitation of the mine including post closure monitoring.

The Company's asset retirement obligations consists primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and re-contouring, re-vegetation, water treatment and demolition. In determining the estimated costs, the Company considers such factors as changes in laws and regulations and requirements under existing permits. Such analyses are performed on an ongoing basis. In calculating the fair value of the Company's asset retirement obligations, management used a credit adjusted risk-free rate applicable to the Company.

The total estimated cost for the closure and post closure monitoring is $3,300,000. At March 17, 2004, the Company present valued this liability at $932,000 and is accreting it over a 13 year period at the Company's credit adjusted risk-free rate of prime rate plus 6%. For the period ended March 31, 2006 the Company recorded accretion expense of $25,000 (December 31, 2005 - $33,333).

h) Deferred financing costs

Costs relating to the issuance of debentures are deferred and amortized on a straight-line basis over the term of the related debentures.

i) Convertible debentures

The convertible debentures are convertible into shares, as disclosed in note 10. The Company's convertible debentures are classified into their debt and equity components, based on the net present value of the future interest and principal payments at the time of issue. The equity component represents the estimated value of the conversion rights of the holders.

j) Share-based compensation plan and warrants

The Company has a share-based compensation plan as described in note 8. The fair value based method of accounting is applied to all share-based compensation. The fair value of the share options granted is estimated on the date of grant using the Black-Scholes option-pricing model. Compensation expense is recognized when share options are granted. Any consideration paid by the directors on exercise of the share option is credited to share capital.

The fair value approach of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: dividend yield of 0% (August 31, 2005 - 0%), expected volatility of 88% (August 31, 2005 - 88%), risk free interest rate of 3.84% (August 31, 2005 - 5%), and expected life of 1,825 days (August 31, 2005 - 1,825) days.

Effective September 1, 2004, the Company adopted the fair value method of accounting for share-based compensation. This standard will require the Company to expense the fair value of each new option granted in the statement of operations. The requirements of this standard have been adopted on a retroactive basis with an adjustment to the opening deficit for the cumulative effects of prior fiscal years. The total fair value of 2,000,000 options that were granted by the Company during 2004 was $354,000. The total fair value of 400,000 options that were granted by the Company during 2003 was $117,200. The net impact on September 1, 2004 was an increase of $471,200 in the opening deficit and contributed surplus of the Company.

The fair value of each warrant grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants, dividend yield of 0% (August 31, 2005 - 0%), expected volatility of 88% (August 31, 2005 - 88%), risk free interest rate of 3.74% - 3.82% (August 31, 2005 - 5%), and an expected life of 365 days (August 31, 2005 - 730 days).

k) Loss per share

Basic loss per share is calculated using the daily weighted average number of shares outstanding.

Diluted loss per share is calculated using the daily weighted average number of shares that would have been outstanding during the year had all dilutive potential common shares been issued at the beginning of the year, or when the underlying options or convertible securities were granted or issued, if later. The treasury share method is employed to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of options to acquire shares.

3. Acquisitions

As part of the March 17, 2004 acquisition, Rice Lake Joint Venture Inc. capitalized $339,117 of costs directly incurred related to the purchase. Management of Rice Lake Joint Venture Inc. has estimated the fair market value of the purchased assets and assumed liabilities at the time of acquisition as follows:

	March 17, 2004
Accounts receivable	$ 7,593
Land	469,210
Undeveloped mineral properties	1,450,060
Building	68,339
Motor vehicles	24,463
Furniture and office equipment	137,640
Plant and equipment	1,505,863
Mine development	5,301,687
Accounts payable and accrued liabilities	(274,894)
Environmental obligation	(932,000)
Total	$ 7,757,961
Purchase Price:	
Cash consideration	$ 3,592,055
Acquisition costs	339,117
Cash position assumed	(298,211)
Net cash consideration	3,632,961
Shares and warrants of Gold City Industries Ltd. and San Gold Resources corporation	4,125,000
Total consideration	$ 7,757,961

Consideration paid by San Gold Resources for its 50% proportion of the acquisition was as follows:

Cash paid by San Gold Resources Corporation	$ 1,878,981
San Gold Resources Corporation shares issued	2,000,000
Total	$ 3,878,981

As part of the June 30, 2005 amalgamation, the Company capitalized $54,512 of costs directly incurred related to the business combination. Management of the Company has estimated the fair market value of the purchased assets and assumed liabilities at the time of amalgamation as follows:

	June 30, 2005
Marketable securities	$ 32,285
Accounts receivable	61,445
Prepaid expenses	22,816
Property, plant and equipment	16,044,171
Accounts payable and accrued liabilities	(401,304)
Capital tax provision	(13,750)
Long-term debt	(25,313)
Environmental obligation	(529,150)
Total	$ 15,191,200
Purchase Price:	
Common shares of the Company	$ 13,084,809
Options of the Company	374,554
Warrants of the Company	830,167
Acquisition costs	54,512
Elimination of inter-company balances	962,293
Cash position assumed	(115,135)
Net consideration	$ 15,191,200

4. **Marketable securities**

	March 31 2006	December 31 2005
Marketable securities consists of a 5-year GIC, interest at 4.25% paid annually, maturing July 2009, pledged as security for long-term debt	$ 66,538	$ 65,894

5. **Property, plant and equipment**

	March 31, 2006		December 31, 2005	
	Cost	Accumulated amortization	Cost	Accumulated amortization
Land	$ 469,210	$ -	$ 469,210	$ -
Undeveloped mineral properties	1,450,060	-	1,450,060	-
Buildings	165,783	23,301	165,783	20,355
Motor vehicles	42,344	17,849	42,344	12,385
Furniture and office equipment	206,774	58,080	182,192	50,896
Plant and equipment	3,272,597	5,330	3,011,471	2,456
Mine development and equipment	16,480,335	-	16,480,336	-
	$ 22,087,103	$ 104,560	21,801,396	$ 86,092
Net Book Value	$21,982,543		$21,715,304	

6. Mining claims and options

In 1997, mining claims were exchanged for 2,500,000 shares at $.01 each for a total of $25,000. Mr. Hugh Wynne, a director of the Company, is a partner in Bissett Mineral Exploration Limited Partnership, which exchanged mining claims for 500,000 of such shares. In 2001, additional mining claims valued at $21,449 were acquired from Peter Dunlop in exchange for drilling services performed by Wynne Drilling Ltd.

On April 29, 2004, San Gold Resources Corporation signed an agreement with Peter Dunlop to acquire an option to certain mineral claims located in the Province of Manitoba. The cost of the option recorded was $25,000 in cash and $6,000 (30,000 shares at $0.20) in common shares. On April 27, 2005, an additional $30,000 in cash and $20,000 (50,000 shares at $0.40) in common shares was added to the cost. In order to exercise the option, the Company shall incur a minimum of $875,000 of work expenditures on the claims by the third anniversary date, with a maximum of $175,000 in such expenditures on or before the first anniversary date and an additional $250,000 in such expenditures on or before the second anniversary date. In addition, the Company is required to make the following payments and deliver the following common shares of the Company to the option holder in the amounts, and in the time periods described below:

i) $25,000 and 30,000 common shares concurrent with the execution and delivery of the agreement; and

ii) an additional $30,000 and 50,000 common shares by the first anniversary date; and

iii) and additional $50,000 and 100,000 common shares by the second anniversary date.

For the period ended December 31, 2005, the Company had not incurred the required amount of work expenditures on the property.

On January 6, 2005, San Gold Resources Corporation and Greenbelt Gold Mines Inc. entered into an agreement for the Company to acquire a 50% option in 27 mineral claims owned by Greenbelt Gold Mines Inc. The cost of the option recorded was $28,200 (60,000 shares at $0.47) in common shares. In order to exercise the option, the Company shall incur a minimum of $750,000 of work expenditures on the claims by the third anniversary date, with a minimum of $200,000 in such expenditures before the first anniversary date and an additional $250,000 in such expenditures before the second anniversary date. In addition, the Company is required to make the following payments and deliver the following common shares of the Company to the option holder in the amounts, and in the time periods described below:

i) 60,000 shares upon execution of the agreement; and

ii) 100,000 shares by the second anniversary date; and

iii) 300,000 shares by the third anniversary date.

For the period ended December 31, 2005, the Company had not incurred the required amount of work expenditures on the property.

On August 19, 2005, the Company announced that San Gold Corporation and Marum Resources Inc. have entered into an option agreement to jointly explore the Rice Lake West gold property in Manitoba. The Rice Lake West property consists of twenty claims covering 2,223 hectares adjacent to the western boundary of the Company's gold mine and a 1,250 ton per day mill.

On November 16, 2005, the Company issued 40,000 common shares at $0.475 for total of $19,000 to acquire mineral claim W-5284.

In addition to the mining claims and options, San Gold Resources Corporation, Gold City Industries Ltd., and Rice Lake Joint Venture Inc. entered into a Joint Venture Operating Agreement on March 5, 2004. The agreement included an 'earn-in' clause whereby if Gold City Industries Ltd., incurred $1,000,000 in exploration expenditures, as defined in the agreement, San Gold Resources Corporation would grant to Gold City Industries Ltd., a 50% undivided interest in certain of the Company's properties. Prior to June 30, 2005, Gold City Industries Ltd. had incurred exploration expenditures of $1,250,000. San Gold Resources Corporation transferred a 50% undivided interest in certain of the Company's properties on amalgamation.

7. Long-term debt

	March 31 2006	December 31 2005
Term loan, repayable at $1,034 monthly plus interest at prime plus 1½%, secured by marketable securities, due July 2009.	$ 41,320	$ 44,422
Term loan, repayable at $8,238 monthly including interest, interest at prime less 0.5%, secured by the collateral deposit of $450,000	360,840	381,233
Capital lease, repayable at $1,020 monthly including interest, at 7.1%, secured by specific equipment	25,387	27,966
	427,547	453,621
Less: current portion	105,045	106,416
Long-term portion	$ 322,502	$ 347,205

Principal due on long-term debt by period end and in aggregate over the next five years is approximately as follows:

2007	$ 105,045
2008	110,208
2009	106,324
2010	99,875
2011	6,094
	$ 427,546

8. Share capital

Authorized: Unlimited number of common shares

Issued: 105,594,537 common shares (December 31, 2005 - 95,681,368)

	March 31 2006	December 31 2005
Shares subscribed	$ 423,622	$ 500,563
Shares issued	36,271,686	32,338,526
	$ 36,695,308	$ 32,839,089

Capitalization Chronology

During the year ended March 31, 2004, cash consideration of $3,445,792 was received for 16,826,165 common shares issued. During the year ended March 31, 2004, 280,000 warrants were exercised for cash consideration of $30,800.

On October 15, 2004, six directors of San Gold Resources Corporation each exercised options to purchase 50,000 common shares at a price of $0.20 per share for a total of 300,000 shares and aggregate gross proceeds of $60,000.

On December 30, 2004, San Gold Resources Corporation completed a private placement offering whereby it issued 477,664 units at a price of $1.50 per unit for aggregate gross proceeds of $716,496. Each unit consisted of one common share of San Gold Resources Corporation and two common shares of San Gold Resources Corporation issued as "flow-through shares" within the meaning of the Income Tax Act (Canada).

On December 31, 2004, San Gold Resources Corporation completed a private placement offering whereby it issued 1,476,600 units at a price of $0.50 per unit for aggregate gross proceeds of $738,300. Each unit consisted of one common share of San Gold Resources Corporation issued as a "flow-through share" within the meaning of the Income Tax Act (Canada) and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.70 for a period of one year from the date of issuance and, if unexercised, at a price of $0.90 for an additional one year period. Also granted were 68,608 broker warrants entitling the holder thereof to purchase one common share of the Company at a price of $0.70 for a period of one year from the date of issuance and, if unexercised, at a price of $0.90 for an additional one year period.

On February 24, 2005, San Gold Resources Corporation issued 35,000 common shares at a price of $0.39 per common share for aggregate gross proceeds of $13,650 upon the exercise of warrants by certain warrant holders of San Gold Resources Corporation.

On February 28, 2005, San Gold Resources Corporation issued 30,000 common shares to Peter Dunlop at a price of $0.20 per common share as payment for an option to acquire an interest in certain mining claims pursuant to a mineral claim option agreement dated April 29, 2004.

On March 11, 2005, San Gold Resources Corporation issued 200,000 common shares at a price of $0.17 per common share for aggregate gross proceeds of $34,000 to a director upon exercise of incentive share options.

On March 24, 2005, San Gold Resources Corporation issued 60,000 common shares to Greenbelt Gold Mines Inc. at a price of $0.47 per common share as payment for an option to acquire an interest in certain mining claims pursuant to a mineral claim option agreement dated January 6, 2005.

On March 24, 2005, San Gold Resources Corporation issued 50,000 common shares at a price of $0.50 per common share for gross aggregate proceeds of $25,000 upon the exercise of warrants by a warrant holder of San Gold Resources Corporation.

On June 28, 2005, San Gold Resources Corporation issued 5,757,723 units at a price of $0.45 per unit for gross aggregate proceeds of $2,590,975. Each unit comprised of one common share of San Gold Resources Corporation issued as a flow-through share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of $.65 per share for a period of twelve months from the date of issue and, if the warrant is unexercised at such date, at a price of $0.85 for a period of twelve months thereafter.

On June 30, 2005, San Gold Resources Corporation issued 50,000 common shares to Peter Dunlop at a price of $0.40 per common share as payment for an option to acquire an interest in certain mining claims pursuant to a mineral claim option agreement dated April 29, 2004.

On June 30, 2005, 43,172,136 common shares were issued in exchange for shares of San Gold Resources Corporation on a basis of 1 share of San Gold Corporation for 1 share of San Gold Resources Corporation.

On June 30, 2005, 33,810,876 shares were issued in exchange for shares of Gold City Industries Ltd. on a basis of 1 share of San Gold Corporation for 1.9321346 shares of Gold City Industries Ltd.

On July 28, 2005 the Company issued 1,460,776 units at a price of $.45 per unit for gross aggregate proceeds of $661,849. Each unit comprised of one common share of the Company issued as a flow through share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $.65 per share for a period of twelve months from the date of issue and, if the warrant is unexercised at such date, at a price of $.85 for a period of twelve months thereafter.

On August 24, 2005, the Company issued 222,500 common shares at a price of $0.39 per common share for gross aggregate proceeds of $86,775 upon the exercise of warrants by certain warrant holders of the Company.

On September 22 2005, an institutional investor exercised 2,199,640 warrants to purchase common shares of the Company at a price of $0.59923 per share for gross aggregate proceeds of $1,318,090.

On September 23, 2005, 37,500 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $14,625.

On October 2, 2005, the Company issued 250,000 options to purchase common shares of the Company to certain directors of the Company. The exercise price of the options is $0.38 per share and the options expire five years after issuance unless terminated earlier pursuant to the provisions of the stock option plan of the Company.

On October 12, 2005, 200,000 options to purchase common shares were exercised at a price of $0.17 per share for a gross aggregate proceeds of $34,000.

On November 15, 2005, 152,000 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $59,280.

On November 16, 2005, 40,000 common shares at a price of $0.475 per share for gross aggregate proceeds of $19,000 were issued to Bruce Corbett pursuant to an agreement to acquire mineral claim W-5284.

On November 23, 2005, 377,154 common shares were issued at a price of $0.40 per share for gross aggregate proceeds of $150,862 as the first interest payment on its convertible debentures.

On December 02, 2005, 87,500 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $34,125.

On December 19, 2005, 460,500 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $179,595.

On December 22, 2005, 705,000 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $274,950.

On December 31, 2005, 570,750 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $222,593.

On November 15, 2005, the Company issued 2,410,000 units of the corporation at a price of $0.52 per unit for aggregate gross proceeds of up to $1,253,200 pursuant to a private placement offering. Each consisted of one common share of the Corporation issued as a flow-through share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $.70 per share for a period of twelve months from the date of issue.

On December 2, 2005, the Company issued 6,517,523 units of the corporation at a price of $0.52 per unit for aggregate gross proceeds of up to $3,389,111 pursuant to a private placement offering. Each consisted of one common share of the Corporation issued as a flow-through share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $.70 per share for a period of twelve months from the date of issue.

On December 29, 2005, the Company issued 4,543,296 units of the corporation at a price of $0.52 per unit for aggregate gross proceeds of up to $2,362,514 pursuant to a private placement offering. Each consisted of one common share of the Corporation issued as a flow-through share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $.70 per share for a period of twelve months from the date of issue.

The Company's board of directors has approved a share-based compensation plan, the purpose of which is to provide employees and directors of the Company with the opportunity to participate in the growth and development of the Company. The plan grants options that immediately vest.

A summary of the status of the Company's share option plan as at March 31, 2006 and December 31, 2005 and changes during the periods then ended is as follows:

	March 31 2006	Average Price	December 31 2005	Average Price
Balance - beginning of period	7,642,131	$ 0.316	7,674,941	$ 0.310
New options granted	--	--	250,000	0.380
Exercised during the period	(704,517)	0.227	(200,000)	0.170
Expired during the period	--	0.000	(82,810)	0.483
Balance - end of period	6,937,614	$ 0.322	7,642,131	$ 0.316

On October 2, 2005, the Company issued 250,000 options to purchase common shares of the Company at a price of $0.38 per share. Each option is exercisable at the option of the holder for a period of 5 years from the date of issuance. The options were issued pursuant to the share option plan of the Company.

The outstanding options of San Gold Resources Corporation were exchanged for options of San Gold Corporation on a 1 for 1 basis and the outstanding options of Gold City Industries Ltd. were exchanged for options of the Company on a 1 for 1.9321346 basis. In addition, 1,795,941 options were granted to Gold City Industries Ltd. option holders on amalgamation June 30, 2005.

The following options to purchase common shares were outstanding as at March 31, 2006:

Date granted	Price	Number outstanding	Expiry date
February 15, 2003	$ 0.170	250,000	February 15, 2008
July 5, 2004	0.150	1,800,000	July 5, 2009
October 5, 2004	0.170	129,000	October 5, 2009
June 30, 2005	0.290	359,707	May 6, 2007
June 30, 2005	0.386	507,211	September 8, 2008
June 30, 2005	0.580	25,878	April 8, 2009
June 30, 2005	0.483	760,818	May 31, 2009
August 8, 2005	0.380	3,080,000	August 8, 2010
October 2, 2005	0.380	25,000	October 2, 2010
		6,937,614	

A summary of the status of the Company's outstanding warrants as of March 31, 2006 and December 31, 2005 and changes during the periods then ended is as follows:

	March 31 2006	December 31 2005
Balance – beginning of period	33,453,554	32,273,932
New warrants granted	--	6,730,410
Warrants exercised	(3,652,045)	(4,212,890)
Warrants expired	(794,945)	(1,337,898)
Balance – end of period	$ 29,006,564	$ 33,453,554

2,325,977 of the 2,345,977 warrants previously indicated as expired at August 31, 2005 were actually extended during the year ended August 31, 2005, leaving 32,273,932 warrants outstanding as at August 31, 2005 instead of the previously reported 29,947,955.

During the period 794,945 outstanding warrants to purchase common shares were not exercised, and expired.

The outstanding warrants of San Gold Resources Corporation were exchanged for warrants of the Company on a 1 for 1 basis and the outstanding options of Gold City Industries Ltd. were exchanged for warrants of the Company on a 1 for 1.9321346 basis. In addition, 11,045,560 warrants were granted to Gold City Industries Ltd. option holders on amalgamation on June 30, 2005.

The following warrants to purchase common shares were outstanding as at March 31, 2006:

Date granted	Price	Number outstanding	Expiry date
July 27, 2004	0.280	6,388,888	July 7, 2006
December 31, 2004	0.500	1,545,208	December 31, 2006
June 28, 2005	0.650	5,747,723	June 28, 2007
June 30, 2005	0.580	931,612	July 9, 2006
June 30, 2005	0.599	2,585,999	July 26, 2006
June 30, 2005	0.580	1,552,686	August 19, 2006
June 30, 2005	0.599	2,063,262	October 29, 2006
July 28, 2005	0.650	1,460,776	July 28, 2007
November 15, 2005	0.700	1,205,000	November 15, 2006
December 2, 2005	0.700	3,258,762	December 2, 2006
December 29, 2005	0.700	2,266,648	December 29, 2006
		29,006,564	

9. Contributed surplus

Changes in contributed surplus consisted of the following:

	March 31 2006	December 31 2005
Balance, beginning of year	$ 5,115,520	$ 4,171,274
Equity component of debentures	351,417	-
Warrants issued	-	1,083,652
Warrants exercised	-	(179,930)
Options issued	-	95,075
Options exercised	-	(50,506)
Options expired	-	(4,045)
Balance, end of year	$ 5,466,937	$ 5,115,520

10. Convertible debentures

On November 3, 2004, San Gold Resources Corporation completed the first closing of subordinate convertible, redeemable and retractable debentures in the amount of $1,538,000. On November 23, 2004, San Gold Resources Corporation completed the second closing of the offering of Debentures whereby it issued $441,000 principal amount of the Debentures. On November 23, 2004, San Gold Resources Corporation completed the third closing of the offering of Debentures whereby it issued $107,000 principal amount of the Debentures. On December 17, 2004, San Gold Resources Corporation completed the fourth closing of the offering of Debentures whereby it issued $25,000 principal amount of Debentures. The Debentures have a term of two years from the initial closing date, and bear interest at a rate of 9.5% per annum from the date of issuance until the first anniversary of the initial closing date, and 10.5% per annum in the second year from the initial closing date. The Debenture holders may elect to receive interest payments in common shares of the Company (in lieu of cash) at the same rates of interest per annum as set forth above, at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures were converted into common shares at a price of $0.40 per share for a total of 5,277,500

shares. $43,701.55 in interest was paid by the issue of 69,641 common shares at an average price of $0.628.

The following allocation of the convertible Debentures to debt and equity components is based on the net present value of future interest and principal payments with an estimated cost of borrowing without the conversion option of 13% for the Debentures:

	Debt	Equity	Total
Debentures outstanding	$ 6,515,465	$ 453,830	$ 6,969,295

The following schedule reflects the financing costs associated with the convertible debentures.

	Total
Accretion of debentures	$ 53,473
Interest	67,019
	$ 120,492

The difference between the accretion of the debt and accrued interest increases the debt component of the debentures from the initial carrying amount and is included in financing expense.

11. Income taxes

As a result of the amalgamation of San Gold Resources Corporation and Gold City Industries Ltd. there was a deemed tax year-end of June 29, 2005 for both corporations. The Company has selected December 31 as its new taxation year-end.

The provision for income taxes reflects an effective tax rate, which differs from the combined Canadian federal and provincial corporate tax rates for the following reasons:

	March 31 2006	December 31 2005
Loss for the year before income taxes	$ 7,134,814	$ 6,952,421
Combined statutory tax rate	37.12%	37.12%
Income tax recovery based on statutory rate	2,648,443	2,580,739
Valuation allowance	(2,648,443)	(2,580,739)
Recovery of income taxes	$ -	$ -

Significant components of the Company's future income tax assets and liabilities are as follows:

	December 31 2005	December 31 2005
Future income tax assets:		
Non-capital losses carried forward	$ 2,500,000	$ 2,500,000
Canadian exploration and development expense pools	28,700,000	28,700,000
	31,200,000	31,200,000
Future income tax liabilities:		
Property, plant and equipment	3,500,000	3,500,000

Net future income tax asset	34,700,000	34,700,000
Valuation allowance	(34,700,000)	(34,700,000)
	$ -	$ -

As at December 31, 2005, the Company had non-capital loss carry forward amounts available for income tax purposes of $7,001,000 that expire as follows:

Taxation year	Dec 31, 2005	Expiry
2000	$ 448,000	December 31, 2006
2001	303,000	December 31, 2007
2002	472,000	December 31, 2008
2003	725,000	December 31, 2009
2004	1,195,000	December 31, 2013
2005	2,228,000	December 31, 2014
2005	1,630,000	December 31, 2015
	$ 7,001,000	

The Company has issued flow-through shares to finance certain of its exploration activities. The Company intends to renounce expenditures totalling the amount of flow-through shares issued to its shareholders and as a result, tax deductibility of these costs will not be available to the Company. As at March 31, 2006, the Company had yet to renounce to such shareholders $nil (December 31, 2005 - $nil) of flow-through capital.

At December 31, 2005 the company reported $79,374,000 of unused cumulative Canadian exploration and development costs available to offset future taxable income. The tax benefits pertaining to these expenses are available for carry forward indefinitely.

12. Related party transactions

Wynne Mining Ltd, Wynne Drilling Ltd and Hugh Wynne	March 31 2006	December 31 2005
Balance, beginning of period	$ (154,082)	$ (175,52)
Invoices received during the period	914,393	529,598
Management fees & Geological services	18,000	66,000
Cash expenses	--	32,406
Payments made	(606,681)	(547,064)
Shares issued	--	(59,440)
Balance, end of period	$ 171,630	$ (154,082)

During the period, the Company purchased services for the sum of $914,393 (December 31, 2005 - $529,598) from Wynne Mining Ltd. and Wynne Drilling Ltd., companies controlled by Hugh Wynne, who is a director and chief executive officer of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses on the Company's statement of operations and deficit. The amounts due to related parties on March 31, 2006 of $171,630 are included in the accounts payable and accrued liabilities on the company's balance sheet. The amounts due from related parties on December 31, 2005 of $154,082 are included in accounts receivable on the Company's balance sheet. These balances are due on demand and have arisen from the provision of services referred to above.

Richard Boulay	**March 31 2006**	**December 31 2005**
Balance, beginning of period	$ (6,180)	$ 19,260
Management fees & geological services	17,580	24,000
Travel and other expenses	2,218	8,782
Payments made	(19,474)	(58,222)
Balance, end of period	$ (5,856)	$ (6,180)

During the period, the Company purchased services for the sum of $17,580 (December 31, 2005 - $24,000) from Richard Boulay, who is the chief financial officer and a director of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses on the Company's statement of operations and deficit. At March 31, 2006, the amounts due from related parties of $5,856 (December 31, 2005 - $6,180l) are included in accounts receivable on the Company's balance sheet. These balances are due on demand and have arisen from the provision of services referred to above.

Dale Ginn	**March 31 2006**	**December 31 2005**
Balance, beginning of period	$ (12,420)	$ 13,260
Salary	24,678	33,240
Management fees & geological services	18,000	24,000
Travel and other expenses	3,460	20,000
Payments made	(46,138)	(102,920)
Balance, end of period	$ (12,420)	$ (12,420)

During the year, the Company purchased services for the sum of 42,678 before GST (December 31, 2005 - $57,240) from Dale Ginn, who is the president of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses on the Company's statement of operations and deficit. At March 31, 2006, the amounts due from related parties of $12,420 (December 31, 2005 $12,420) are included in accounts receivable on the Company's balance sheet. These balances are due on demand and have arisen from the provision of services referred to above.

13. Directors compensation

The directors of the Company do not receive any fixed salary or director's fees in their capacity as directors. The two independent directors of the Company are entitled to receive a fee of $1,000 per directors meeting held at the Rice Lake mine site and $300 per directors meeting held by telephone. This fee structure was implemented subsequent to August 31, 2005, and no fees were paid to the two outside directors during the period ended December 31, 2005.

14. Royalty obligation:

In December 2005 the Company's 100% owned subsidiary, Rice Lake Gold Corporation, entered into agreements with two unrelated investment partnerships Red Mile Resources No. 9 Limited Partnership and Red Mile Resources Fund No. 2 Limited Partnership (collectively, "Red Mile"). Rice Lake Gold Corporation sold to Red Mile a production royalty for proceeds of $10,000,000.

As part of this transaction, $10,000,000 of the sales price was loaned to a financial institution in exchange for a promissory note bearing interest at 6%, and has been pledged to secure the obligation under the royalty agreement. Pursuant to the agreement, the Company received $522,510 as a prepayment of interest on the promissory note. Of the prepayment of interest, $3,288 of interest was recognized in the current year. The balance is presented as deferred interest and will be recognized in 2006. Pursuant to the agreement the Company will receive $536,852 in the first quarter of 2006 for the indemnification provided to third parties for any breach of the royalty agreement by the Company. The funds received pursuant to the indemnification agreement will be presented as deferred revenue and will be recognized over the expected remaining life of the royalty agreement.

Annual royalties will be payable to Red Mile at rates ranging from $5.00 to $49.51 per ounce of gold produced during the period of the agreement to the later of December 31, 2015 and five years after the end of commercial production from the mine. During the term of the agreements, the Company is entitled to have amounts held under the promissory notes used to make payments under the royalty obligations.

Under certain circumstances, 6493068 Canada Ltd., a 100% subsidiary of Rice Lake Gold Corporation, will have the right to purchase ("Call") the Red Mile partnership units or the right to receive the royalty at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to Rice Lake Gold Corporation under the promissory note. Under certain circumstances, Red Mile will have the right to sell ("Put") their partnership units to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to 6493068 Canada Ltd.'s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

In addition to the royalty, Rice Lake Gold Corporation has granted a net profit interest ("NPI") for the years 2011 to 2015 inclusive. Minimum gold price thresholds of $875, $1,075 and $1,275 per ounce trigger NPI levels of 1%, 2% and 3% respectively. No NPI is payable until Rice Lake Gold Corporation recovers its capital invested including reserve and interest charges.

15. Loss per share

The Company determines basic loss per common share on the weighted average number of outstanding common shares for the year. Fully diluted loss per share reflects the effect of potential exercises of options and warrants on loss per share that would be materially dilutive.

Net loss available to common shareholders is $7,134,814 (December 31, 2005 - $3,146,521).

16. Financial instruments

In the normal course of its operations, the Company is exposed to market risks, including credit risk, foreign currency, commodity price, interest rate and liquidity risk associated with underlying assets, liabilities and anticipated transactions. In order to manage these risks, the Company may enter into transactions, which makes use of derivative financial instruments. They may include gold forward sales and gold option contracts. There were no purchased or sold contracts during the period.

Credit risk

The Company is exposed to credit risk on accounts receivable.

Interest rate risk

The Company is exposed to interest rate risk as its long-term debt bears interest at variable rates.

17. Fair value of financial instruments

The fair values of marketable securities, accounts receivable, accounts payable, and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

18. Commitment

The Bissett mine is committed to a Mining Lease (ML 063) granted by the Manitoba Industry, Trade and Mines for a period of 21 years commencing April 1, 1992. The licence fee is payable annually to the Province of Manitoba.

19. Subsequent events

On February 28, 2006, the Company issued $4,988,000 principal amount of 2 year senior secured convertible redeemable debentures (the "Debentures") pursuant to a private placement offering. The Debentures are convertible into common shares of the Issuer at the option of the holder at a price of $0.80 per common share at any time after the first anniversary of the initial closing date of the offering, being February 28, 2006. Interest in the amount of 10% per annum is payable on the Debentures.

On March 3, 2006, the Company issued 1,200,000 options to purchase common shares of the Company to certain investor relations consultants. The exercise price of the options is $0.65 per share and the options expire 5 years after issuance unless terminated earlier pursuant to the provisions of the stock option plan of the Company.

On March 23, 2006, the Company issued $1,967,000 principal amount of Debentures pursuant to a private placement offering.

On April 5, 2006, the Company issued $3,045,000 principal amount of Debentures pursuant to a private placement offering.

On April 19, 2006, the Company issued 2,000,000 common shares at a price of $1.00 per common share for aggregate gross proceeds of $2,000,000 to a single institutional investor pursuant to a private placement offering.

San Gold Corporation

Head Office
General Delivery
Bissett MB R0E 0J0

email: dginn@sangoldcorp.com

website: www.sangoldcorp.com

Management Discussion and Analysis
For the Quarter ending March 31, 2006

Dated: May 30, 2006

Management Discussion and Analysis
For the Quarter ending March 31, 2006

1.1 Date of Report

May 30, 2006

1.2 Overall Performance

The following discussion and analysis of San Gold Corporation ("San Gold" or the "Company") should be read in conjunction with the Company's audited financial statements for the period ending December 31, 2005 and notes thereto. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles.

Certain statements contained in the following Management Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performances or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

The Company's main operation consists of exploring for gold primarily in the Bissett area of Manitoba, Canada. The recoverability of deferred expenditures is dependent upon: the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration, development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

On March 5, 2004, San Gold Resources Corporation and Gold City Industries Ltd. ("Gold City"), both publicly listed companies on the TSX Venture Exchange, entered into a Joint Venture Agreement to acquire 100% of the issued and outstanding shares (7,155,000 common) of Harmony Gold (Canada) Inc. through a newly formed corporation, Rice Lake Joint Venture Inc. Rice Lake Joint Venture Inc. was owned and controlled jointly by Gold City (50%) and San Gold Resources Corporation (50%). Effective March 17, 2004, Rice Lake Joint Venture Inc. acquired the shares of Rice Lake Gold Corporation (formerly Harmony Gold Corporation (Canada) Inc.) from Harmony Gold Mining Company Limited of South Africa. The purchase price including related transaction costs, of $7,757,961 consisted of $3,632,961 in cash and $4,125,000 in shares and warrants of Gold City and San Gold Resources Corporation.

On June 30, 2005 San Gold Resources Corporation and Gold City amalgamated to form the Company. The Company issued 43,172,136 common shares to the shareholders of San Gold Resources Corporation on a basis of 1 share of the Company for 1 share of San Gold Resources Corporation and issued 33,810,876 common shares to the shareholders of Gold City on a basis of 1 share of the Company for every 1.9321346 shares of Gold City. The outstanding options and warrants of San Gold Resources Corporation were exchanged for options and warrants of the Company on a 1 for 1 basis and the outstanding options and warrants of Gold City were exchanged for options and warrants of the Company on a 1 for 1.9321346 basis. San Gold Resources Corporation was identified as the acquirer in the business combination. $13,084,809 was assigned to the common shares issued to Gold City shareholders, based on the 10-day rolling average common share price subsequent to the business combination. $374,554 and $830,167 was assigned to the value of the options and warrants issued on the business combination

respectively. The date of the Company's first financial year end was August 31, 2005. Subsequently, the Company changed its financial year end to December 31.

The main business of Rice Lake Gold Corporation is the production of gold from underground ore reserves at the Rice Lake Mine in Bissett, Manitoba, Canada. Rice Lake Gold Corporation was incorporated on March 18, 1998. The Rice Lake Mine was placed on care and maintenance from August 8, 2001, and resumed limited operation in the first quarter of 2006 in anticipation of commercial production commencing in the third quarter of 2006. Additionally, the San Gold #1 Mine commenced the production of development ore in the first quarter of 2006 in anticipation of commercial production in the third quarter of 2006; together with the continued production of development ore as the mine workings are extended laterally and at depth. The Rice Lake mill, with a capacity of 1,250 tons per day, commenced break-in operations in the second quarter of 2006 and is expected to achieve commercial production status during the third quarter of 2006. Until such time as both gold mines and the mill achieve commercial production and generate positive cash flow, Rice Lake Gold Corporation shall be dependent on the continued financial support of the Company. As at March 31, 2006, the Company's mines are not producing gold.

For the three month period ended March 31, 2006, the Company had a loss of $7,134,814 (December 31, 2005 - $3,146,521; February 29, 2005 - $1,061,329). In addition to ongoing working capital requirements, the Company must secure sufficient funding for exploration and development programs, general and administration costs and interest charges.

The financings undertaken during the year, and subsequently, while substantial, may not be sufficient in and of themselves to enable the Company to fund all aspects of its operations for the forthcoming year. As at the end of May 2006, the Company has sufficient cash on hand to fund current exploration and production operations. If this amount proves inadequate to achieve self-sustaining gold production, the Company may be forced to pursue additional equity financing through a combination of exercise of existing warrants for the purchase of common shares and the issue of new equity or debt instruments. Although management has been successful in obtaining financing for the Company in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenue and expenses and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

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1.3 Selected Annual and Quarterly Information

Note: Additional Annual and quarterly information is available in the Company's Financial Statements that are filed at www.sedar.com.

CONSOLIDATED BALANCE SHEET –

Note: San Gold recently changed its fiscal year end to December 31

ASSETS	March 31 2006	December 31 2005
CURRENT ASSETS		
Cash	$ 4,435,327	$ 3,544,872
Accounts receivable	834,204	747,557
Prepaid expenses	159,740	137,181
	5,429,271	4,429,610
PROPERTY, PLANT & EQUIPMENT	21,982,543	21,715,304
OTHER ASSETS		
Collateral deposit	450,000	450,000
Deferred financing costs	468,935	110,023
Mining claims and options	174,649	174,649
Marketable securities	66,538	65,894
Promissory note	10,000,000	10,000,000
	11,160,122	10,800,566
	$ **38,571,936**	$ **36,945,480**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable & accrued liabilities	$ 2,542,397	$ 2,281,332
Current portion long-term debt	105,045	106,416
Convertible debentures	-	2,071,822
Deferred interest	399,223	549,223
	3,046,665	5,008,793
LONG-TERM LIABILITIES		
Asset retirement obligation	1,133,333	1,108,333
Convertible debentures	6,515,465	-
Long-term debt	322,502	347,205
Royalty obligation	10,000,000	10,000,000
	21,017,965	16,464,331
SHAREHOLDERS' EQUITY		
Share capital	36,695,308	32,839,089
Contributed surplus	5,466,937	5,115,520
Deficit	(24,608,274)	(17,473,460)
	17,553,971	20,481,149
	$ **38,571,936**	$ **36,945,480**

Investment in and expenditures on mineral properties -

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

	Three month period ended March 31 2006	Three month period ended February 28 2005
DIRECT EXPLORATION EXPENSES	$ 6,758,567	$ 710,668
ACCRETION - CONVERTIBLE DEBENTURES	53,473	-
ACCRETION - ASSET RETIREMENT OBLIGATION	25,000	-
AMORTIZATION - DEFERRED FINANCING COSTS	131,521	-
AMORTIZATION - PROPERTY, PLANT & EQUIPMENT	18,468	5,858
INTEREST AND BANK CHARGES	79,161	56,429
GENERAL & ADMINISTRATIVE EXPENSES	762,183	357,308
LOSS FROM OPERATIONS	(7,828,373)	(1,130,263)
OTHER REVENUE		
Indeminfication fee	536,852	-
Project management fee	-	64,923
Mineral exploration assistance program	-	-
Interest income	156,707	4,011
	693,559	68,934
LOSS FOR THE PERIOD	(7,134,814)	(1,061,329)
DEFICIT - BEGINNING OF THE PERIOD	(17,473,460)	(3,566,307)
DEFICIT - END OF THE PERIOD	$ (24,608,274)	$ (4,627,636)
Loss per common share: Basic	(0.07)	(0.39)
Fully diluted	(0.07)	(0.39)

1.4 Results of Operations

During the year ended December 31, 2005, and subsequently during the first five months of 2006, the Company has concentrated on developing the Rice Lake (Bissett) Mine that is located approximately 100 km west of Red Lake on the Western Uchi sub-province. It includes a fully-permitted 1,250 tonne per day mine, mill and infrastructure, and is the only operational facility in the Rice Lake Greenstone Belt (the "Belt"). The Company has also developed a new mine, the San Gold #1 Mine, located three kms east of the Rice Lake Mine.



Rice Lake Gold Mine, Bissett Manitoba

Additionally, the Company maintains an aggressive surface and drilling exploration program on the adjacent claims held by the Company and Rice Lake Gold Corporation. Overall, the Company controls 15 km of mine horizon, containing the Bissett Mine and 3 known deposits (SG #1, 2, and 3). In addition, it holds 7000 hectares of exploration property in the Belt, and has the ability to expand its holdings. The Belt is geologically similar to the Red Lake Camp, one of Canada's richest and most extensive gold deposits.

Financial operations have consisted solely of raising equity and expending funds on exploration, maintenance and limited pre-production expenses.

San #1 Gold Mine
Development is now underway at the 200 vertical foot level of the new mine, where the mineralized zone has been completely cross cut and developed for 82 feet (25 meters) in each of the east and west directions to date. Chip sampling has been conducted at each development face approximately every 10 feet (3 meters) over a total strike length of 177 feet (54 meters) so far. 275 chip samples have been taken with individual assays in the zone displaying a range of 0.03 to 1.00 ounces per ton. The weighted average of the zone for the developed strike length to date is 0.20 ounces per ton over an average width of 12.3 feet (3.75 meters). The underground sampling has confirmed the integrity of the grade estimates that were previously based only on surface drilling. The zone displays a near vertical dip with dry and excellent ground conditions encountered, which may lend itself to fully mechanized mining methods instead of the cut and fill method previously planned. The extents of this zone are open along strike to the east and west and at depth as well. Total mineral resources at this site stand at 215,000 ounces at a grade of 0.22 ounces per ton as determined by ACA Howe in May, 2005.

Rice Lake Gold Mine
Recent development on the 30th level (4600 feet deep) has been focused on the 3096 and 3097 stoping blocks which are areas that were partially developed in the late 1960's. Over 300 feet of raise and lateral development in the 3096 block have defined a high grade vein system above the developed level. 95 chip samples taken every 6 feet (1.8 meters) on raise development faces has yielded a weighted average of 0.55 ounces per ton over a true width of 5 feet (1.5 meters) for the full length (125 feet) of the raise (all assays over 1 ounce per ton were cut to one ounce per ton). Vein assays ranged from 0.04 ounces per ton to 3.75 ounces per ton with gold commonly visible in the development faces. Development has also commenced on the 28th level and the 29th level towards the high-grade "98" vein which contains

100,000 tons of 0.35 ounces per ton (ACA Howe, 2004) in the measured and indicated mineral resource category. Underground diamond drilling will commence on February 14, 2006 and will be target below the "96" Vein and the "AN Ext" Vein at 5300 feet deep, both of which were developed in the bottom mine levels at greater than 0.40 ounces per ton (ACA Howe, 2004). Current mineral resources stand at 550,000 ounces at a grade of 0.29 ounces per ton as determined by ACA Howe in 2004. This deposit is open at depth and in other locations and holds the potential for high–grade gold veins and shoots. Additional mining equipment including a two boom jumbo are being transported and re-assembled near the 5,000 foot level.

Rice Lake Mill
The Rice Lake mill (1,250 tons per day capacity) commenced processing lower grade development rock and cleanup material on March 1st, 2006. Milling of development and production ores began thereafter once the "bed down" and tune up procedures were completed to the satisfaction of management. An additional Knelson gravity circuit has been installed and is expected to improve overall recoveries from 93% to 96% which is in line with recoveries achieved in the 1930's to the 1960's.

Exploration
The first of two surface diamond drills has commenced drilling on the Oro Grande property located 30 kilometers south-east of the Rice Lake Gold Mine. An intensive drilling program will target below and around the high-grade past producing Oro Grande and Gunnar gold mines. The mine horizon between the Rice Lake Gold Mine and the San Gold #1 Mine (approximately 3 kilometers) will be drill tested by a third rig now that the haulage road and surface grid has been established.

Other
San Gold geologists have commenced mineral resource calculations on the San Gold #3 deposit, located 6 kilometers east of the Rice Lake Gold Mine. Results will be made available when independent audit and confirmation has been completed.

San Gold management is currently evaluating development options at the two mine sites in order to accelerate and increase planned production from its base plan of 800 tons per day before the end of 2006.

On May 12, 2006, Mr. Dale Ginn, President, announced the results of 12 new drill holes from their continuing drill program on the new Cartwright zone located one kilometer west of San Gold's Rice Lake Gold Mine. To date, the results of 20 drill holes have been released; remaining holes will be released as soon as they become available. Hole CW-06-26 which encountered 3.1m (10.0 ft) of 13.7 g/tonne (0.40 oz/ton) represents the easternmost intersection and the beginning of efforts to join to and prove the continuity of this new discovery (Cartwright Zone) with the Rice Lake Gold Mine. Over 30 holes have been drilled in this area to date and will continue with two drill rigs, one continuing to the west and one moving eastward or towards the Rice Lake Gold Mine. Visible gold was a common occurrence within the intersections as listed below.

Hole #	From	To	Length	Gold g/tonne (oz/ton)
CW-06-12	126.7 m	128.7 m	2.0 m (6.5 ft)	5.5 (0.16)
CW-06-13	139.7 m	140.7 m	1.0 m (3.3 ft)	9.3 (0.27)
CW-06-14	198.9 m	199.9 m	1.0 m (3.3 ft)	14.5 (0.42)
CW-06-15	108.8 m	109.9 m	1.1 m (3.5 ft)	2.5 (0.07)
CW-06-16	137.8 m	138.3 m	0.5 m (1.6 ft)	29.7 (0.87)
CW-06-17	243.2 m	245.8 m	2.6 m (8.5 ft)	5.5 (0.16)
CW-06-19	58.9 m	59.1 m	0.5 m (1.6 ft)	120.2 (3.51)
	and 134.7 m	135.0 m	0.3 m (1.0 ft)	62.5 (1.83)
	and 199.7 m	201.7 m	2.0 m (6.5 ft)	10.8 (0.34)
CW-06-20	208.6 m	210.1 m	1.5 m (5.0 ft)	3.4 (0.10)
	and 214.0 m	215.8 m	1.8 m (6.0 ft)	5.5 (0.16)
CW-06-21	194.1 m	196.9 m	2.8 m (9.3 ft)	8.9 (0.26)

CW-06-22	366.4 m	369.1 m	2.7 m (9.0 ft)	7.9 (0.23)
CW-06-23	203.3 m	209.0 m	5.7 m (18.7 ft)	4.8 (0.14)
CW-06-26 1	97.5 m	200.6 m	3.1 m (10.0 ft)	13.7 (0.40)

All of the drilling on the Cartwright Zone to date has taken place between 0.9 km and 1.2 km west of the currently operating Rice Lake Gold Mine shaft and has encountered identical geology and mineralized veins as compared to the Rice Lake Gold Mine. All of the intersections so far encountered in the Cartwright zone are consistent with mineable grades and thicknesses encountered in San Gold's Rice Lake Gold Mine. The developing grade and geometry of the Cartwright deposit has encouraged San Gold to begin preliminary plans to design a new decline to be collared from the Rice Lake Gold Mine site in order to access the Cartwright mineralization as well as for a number of other purposes. This decline would also provide mechanized access to the Rice Lake Gold Mine's upper levels (for ore extraction and waste rock disposal), as well as providing access to the historical Gabrielle shaft and level development located between the Rice Lake Gold Mine and the newest discovery holes. The Gabrielle shaft and two levels at the 150 and 250 foot elevations were developed in the 1920's on 6 mineralized veins, however no significant mining ever took place. Ground geophysics also indicates that the Cartwright zone may extend at least one kilometer to the west, and join the Rice Lake Gold Mine one kilometer to the east.

On April 4, 2006, Mr. Dale Ginn, President, announced the commencement of commercial production at the Rice Lake mill. Mr. Ginn further stated... "The Rice Lake mill, with a 1,250-ton-per-day capacity, has undergone a program of repair and upgrading, including preproduction repairs to the primary ball mill trunion bearings, installation of an additional gravity recovery circuit, and the implementation of new surveillance and security systems. No major problems were encountered during preliminary mill tune-up operations. As well, preproduction mill tests met or exceeded all technical benchmarks.

Initially, the mill will be run at up to 1,000 tons per day, 24 hours per day and will process development ore which has been stockpiled on surface and underground. Lower-grade development ore is being processed first since it is normal for gold and gold-bearing particles to lodge and to initially remain entrapped in the milling equipment, known as the bed-down period. The mill head grades will be increased over the next few weeks by blending remaining development ore with higher-grade production ore. Once this process is completed and the head grades are stabilized, the mill is expected to run at its planned 95 per cent gold recovery benchmark."

On March 21 2006 the Company announced a new exploration program on the Cartwright claim located approximately 1 km west of the Rice Lake mill. Mr. Dale Ginn, President, reported that the Company ...... "has discovered high-grade gold mineralization to the west of the company's Rice Lake gold mine along the unexplored strike extension of the geological formation that has so far produced 1.5 million ounces of gold at the Rice Lake Mine. San Gold recently initiated a program to examine the full lateral extent of the Rice Lake Mine productive horizon by surface drilling to the west of the mine and to the east of the mine. No such work had previously been undertaken due to the proximity of property boundaries of claims owned by other parties. The first hole of the "western" part of the Rice Lake Mine surface exploration program was drilled one kilometre west of the Rice Lake Mine headframe and encountered the following very significant intersection:

Hole No.	From m	To m	Length m	Au g/t
CW-06-01	158.3	161.7	3.4	21.0

This hole has confirmed the western extension of the productive "Mine horizon," historically known as the "SAM unit," a mafic volcanic formation which contains all of the quartz veins that have been mined in the Rice Lake Mine to date. The nearest mine workings extending from the Rice Lake Mine are within 300 metres of this drill hole on the third level (120-metre depth). Hole CW-06-01 encountered the 21

grams per tonne (g/t) intersection within quartz-carbonate veining mineralized by pyrite and occasional fine visible gold, all of which were contained within the mine horizon. The extended zone and the mine horizon are open in all directions. Due to the significance of this discovery, a second surface drill rig has been mobilized and is now drilling at this site."

1.5 Summary of Quarterly Results

Summary of Quarterly Results

Three Months ended ($)	2004 Q2	2004 Q3	2004 Q4	2005 Q1	2005 Q2	2005 Q3	2005 Q4	2006 Q1
Revenue	-	-	44,690	27,113	64,923	-	-	693,559
Net Income	(37,942)	(243,385)	(383,433)	(320,542)	(1,065,573)	(1,123,178)	(957,770)	(7,134,814)
Basic and diluted earnings/share	(0.0023)	(0.0122)	(0.0141)	(0.0094)	(0.0499)	(0.0510)	(0.050)	(0.07)

1.6 Liquidity

As at March 31, 2006, San Gold had $5,429,271 in cash and cash equivalents compared to $4,429,610 on December 31, 2005. As at March 31, 2006, the Company had a working capital surplus of $2,382,606 compared to a working capital deficiency of $579,183 on December 31, 2005.

The Company is currently meeting all of the financial obligations necessary to maintain its assets and to carry the Rice Lake and San Gold #1 mines into commercial production.

1.7 Capital Resources

As at March 31, 2006 the Company's working capital surplus of approximately $2,382,606, sufficient to complete its mine and mill development plans and to carry out its planned exploration programs during 2006. Management is confident that additional funds can be raised by the issuance of additional equity, as required.

1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements.

1.9 Transactions with Related Parties

Wynne Mining Ltd, Wynne Drilling Ltd and Hugh Wynne	March 31 2006	December 31 2005
Balance, beginning of period	$ (154,082)	$ (175,582)
Invoices received during the period	914,393	529,598
Management fees & Geological services	18,000	66,000
Cash expenses	--	32,406
Payments made	(606,681)	(547,064)
Shares issued	--	(59,440)
Balance, end of period	$ 171,630	$ (154,082)

During the period, the Company purchased services for the sum of $914,393 (December 31, 2005 - $529,598) from Wynne Mining Ltd. and Wynne Drilling Ltd., companies controlled by Hugh Wynne, who is a director and chief executive officer of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses on the Company's statement of operations and deficit. The amounts due to related parties on March 31, 2006 of $171,630 are included in the accounts payable and accrued liabilities on the company's balance sheet. The amounts due from related parties on December 31, 2005 of $154,082 are included in accounts receivable on the Company's balance sheet. These balances are due on demand and have arisen from the provision of services referred to above.

Richard Boulay	March 31 2006	December 31 2005
Balance, beginning of period	$ (6,180)	$ 19,260
Management fees & geological services	17,580	24,000
Travel and other expenses	2,218	8,782
Payments made	(19,474)	(58,222)
Balance, end of period	$ (5,856)	$ (6,180)

During the period, the Company purchased services for the sum of $17,580 (December 31, 2005 - $24,000) from Richard Boulay, who is the chief financial officer and a director of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses on the Company's statement of operations and deficit. At March 31, 2006, the amounts due from related parties of $5,856 (December 31, 2005 - $6,180l) are included in accounts receivable on the Company's balance sheet. These balances are due on demand and have arisen from the provision of services referred to above.

Dale Ginn	March 31 2006	December 31 2005
Balance, beginning of period	$ (12,420)	$ 13,260
Salary	24,678	33,240
Management fees & geological services	18,000	24,000
Travel and other expenses	3,460	20,000
Payments made	(46,138)	(102,920)
Balance, end of period	$ (12,420)	$ (12,420)

During the year, the Company purchased services for the sum of 42,678 before GST (December 31, 2005 - $57,240) from Dale Ginn, who is the president of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses on the Company's statement of operations and deficit. At March 31, 2006, the amounts due from related parties of $12,420 (December 31, 2005 $12,420) are included in accounts receivable on the Company's balance sheet. These balances are due on demand and have arisen from the provision of services referred to above.

Directors' compensation

The directors of the Company do not receive any fixed salary or director's fees in their capacity as directors. The independent directors of the Company are entitled to receive a fee of $1,000 per directors meeting held at the Rice Lake mine site and $300 per directors meeting held by telephone. This fee structure was implemented subsequent to August 31, 2005, and no fees were paid to outside directors during the year ended December 31, 2005 or the Quarter ended March 31, 2006.

1.10 Period ending December 31, 2005 and March 31, 2006

On June 30, 2005 San Gold Resources Corporation and Gold City amalgamated to form the Company. The Company issued 43,172,136 common shares to the shareholders of San Gold Resources Corporation on a basis of 1 share of the Company for 1 share of San Gold Resources Corporation and issued 33,810,876 common shares to the shareholders of Gold City on a basis of 1 share of the Company for every 1.9321346 shares of Gold City. The outstanding options and warrants of San Gold Resources Corporation were exchanged for options and warrants of the Company on a 1 for 1 basis and the outstanding options and warrants of Gold City were exchanged for options and warrants of the Company on a 1 for 1.9321346 basis. San Gold Resources Corporation was identified as the acquirer in the business combination. $13,084,809 was assigned to the common shares issued to Gold City shareholders, based on the 10-day rolling average common share price subsequent to the business combination. $374,554 and $830,167 was assigned to the value of the options and warrants issued on the business combination respectively.

1.11 Proposed Transactions

The Company intends to pursue new business opportunities in the Rice Lake gold belt from time to time. In December 2005, the Company entered into a Royalty Agreement with Red Mile Resources partnerships and funds whereby it received funds in return for a royalty participation agreement. The Company may pursue similar arrangements during 2006.

1.12 Critical Accounting Estimates

This section is not applicable to the Company as the Company has no material accounting estimates.

1.13 Changes in Accounting Policies including Initial Adoption

There have been no changes to the Company's existing accounting policies. The financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

1.14 Financial Instruments and Other Instruments

It is management's opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments. The fair value of its financial instruments approximates the carrying amount.

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1.15 Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

At this time, the Company has no revenues and acquires its operating funds by means of equity issues. The proportion of funds spent on direct operating expenses compared to general expenses is highly variable from quarter to quarter and year to year, depending on the Company's ability to raise exploration and development capital and its exploration and development activities.

Share Capital

Authorized: Unlimited number of common shares

Issued: 105,594,537 common shares (December 31, 2005 - 95,681,368)

	March 31 2006	December 31 2005
Shares subscribed	$ 423,622	$ 500,563
Shares issued	36,271,686	32,338,526
	$ 36,695,308	$ 32,839,089

Capitalization Chronology

During the year ended March 31, 2004, cash consideration of $3,445,792 was received for 16,826,165 common shares issued. During the year ended March 31, 2004, 280,000 warrants were exercised for cash consideration of $30,800.

On February 24, 2005, San Gold Resources Corporation issued 35,000 common shares at a price of $0.39 per common share for aggregate gross proceeds of $13,650 upon the exercise of warrants by certain warrant holders of San Gold Resources Corporation.

On February 28, 2005, San Gold Resources Corporation issued 30,000 common shares to Peter Dunlop at a price of $0.20 per common share as payment for an option to acquire an interest in certain mining claims pursuant to a mineral claim option agreement dated April 29, 2004.

On March 11, 2005, San Gold Resources Corporation issued 200,000 common shares at a price of $0.17 per common share for aggregate gross proceeds of $34,000 to a director upon exercise of incentive share options.

On March 24, 2005, San Gold Resources Corporation issued 60,000 common shares to Greenbelt Gold Mines Inc. at a price of $0.47 per common share as payment for an option to acquire an interest in certain mining claims pursuant to a mineral claim option agreement dated January 6, 2005.

On March 24, 2005, San Gold Resources Corporation issued 50,000 common shares at a price of $0.50 per common share for gross aggregate proceeds of $25,000 upon the exercise of warrants by a warrant holder of San Gold Resources Corporation.

On June 28, 2005, San Gold Resources Corporation issued 5,757,723 units at a price of $0.45 per unit for gross aggregate proceeds of $2,590,975. Each unit comprised of one common share of San Gold Resources Corporation issued as a flow-through share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of $.65 per share for a period of twelve months from the date of issue and, if the warrant is unexercised at such date, at a price of $0.85 for a period of twelve months thereafter.

On June 30, 2005, San Gold Resources Corporation issued 50,000 common shares to Peter Dunlop at a price of $0.40 per common share as payment for an option to acquire an interest in certain mining claims pursuant to a mineral claim option agreement dated April 29, 2004.

On June 30, 2005, 43,172,136 common shares of the Company were issued in exchange for shares of San Gold Resources Corporation on a basis of 1 share of the Company for 1 share of San Gold Resources Corporation.

On June 30, 2005, 33,810,876 common shares of the Company were issued in exchange for shares of Gold City on a basis of 1 share of the Company for 1.9321346 shares of Gold City.

On July 28, 2005 the Company issued 1,460,776 units at a price of $.45 per unit for gross aggregate proceeds of $661,849. Each unit comprised of one common share of the Company issued as a flow through share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $.65 per share for a period of twelve months from the date of issue and, if the warrant is unexercised at such date, at a price of $.85 for a period of twelve months thereafter.

On August 24, 2005, the Company issued 222,500 common shares at a price of $0.39 per common share for gross aggregate proceeds of $86,775 upon the exercise of warrants by certain warrant holders of the Company.

On September 22 2005, an institutional investor exercised 2,199,640 warrants to purchase common shares of the Company at a price of $0.59923 per share for gross aggregate proceeds of $1,318,090.

On September 23, 2005, 37,500 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $14,625.

On October 2, 2005, the Company issued 250,000 options to purchase common shares of the Company to certain directors of the Company. The exercise price of the options is $0.38 per share and the options expire five years after issuance unless terminated earlier pursuant to the provisions of the stock option plan of the Company.

On October 12, 2005, 200,000 options to purchase common shares were exercised at a price of $0.17 per share for a gross aggregate proceeds of $34,000.

On November 15, 2005, 152,000 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $59,280.

On November 16, 2005, 40,000 common shares at a price of $0.475 per share for gross aggregate proceeds of $19,000 were issued to Bruce Corbett pursuant to an agreement to acquire mineral claim W-5284.

On November 23, 2005, 377,154 common shares were issued at a price of $0.40 per share for gross aggregate proceeds of $150,862 as the first interest payment on its convertible debentures.

On December 02, 2005, 87,500 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $34,125.

On December 19, 2005, 460,500 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $179,595.

On December 22, 2005, 705,000 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $274,950.

On December 31, 2005, 570,750 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $222,593.

On November 15, 2005, the Company issued 2,410,000 units of the corporation at a price of $0.52 per unit for aggregate gross proceeds of up to $1,253,200 pursuant to a private placement offering. Each consisted of one common share of the Company issued as a flow-through share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.70 per share for a period of twelve months from the date of issue.

On December 2, 2005, the Company issued 6,517,523 units of the corporation at a price of $0.52 per unit for aggregate gross proceeds of up to $3,389,111 pursuant to a private placement offering. Each consisted of one common share of the Company issued as a flow-through share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.70 per share for a period of twelve months from the date of issue.

On December 29, 2005, the Company issued 4,543,296 units of the corporation at a price of $0.52 per unit for aggregate gross proceeds of up to $2,362,514 pursuant to a private placement offering. Each consisted of one common share of the Company issued as a flow-through share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.70 per share for a period of twelve months from the date of issue.

On February 28, 2006, the Company issued $4,988,000 principal amount of 2 year senior secured convertible redeemable debentures (the "2006 Debentures") pursuant to a private placement offering. The 2006 Debentures are convertible into common shares of the Company at the option of the holder at a price of $0.80 per common share at any time after the first anniversary of the initial closing date of the offering, being February 28, 2006. Interest in the amount of 10% per annum is payable on the 2006 Debentures.

On March 3, 2006, the Company issued 1,200,000 options to purchase common shares of the Company to certain investor relations consultants. The exercise price of the options is $0.65 per share and the options expire 5 years after issuance unless terminated earlier pursuant to the provisions of the stock option plan of the Company.

On March 23, 2006, the Company issued $1,967,000 principal amount of 2006 Debentures pursuant to a private placement offering.

Subsequent Share Capital Events

On April 5, 2006, the Company issued $3,045,000 principal amount of 2006 Debentures pursuant to a private placement offering.

On April 19, 2006, the Company issued 2,000,000 common shares at a price of $1.00 per common share for aggregate gross proceeds of $2,000,000 to a single institutional investor pursuant to a private placement offering.

Stock Option Plan

The Company's board of directors has approved a share-based compensation plan, the purpose of which is to provide employees and directors of the Company with the opportunity to participate in the growth and development of the Company.

A summary of the status of the Company's share option plan as at March 31, 2006 and December 31, 2005 and changes during the periods then ended is as follows:

	March 31 2006	Average Price		December 31 2005	Average Price	
Balance - beginning of period	7,642,131	$	0.316	7,674,941	$	0.310
New options granted	--		--	250,000		0.380
Exercised during the period	(704,517)		0.227	(200,000)		0.170
Expired during the period	--		0.000	(82,810)		0.483
Balance - end of period	6,937,614	$	0.322	7,642,131	$	0.316

During the period, 82,810 outstanding options to purchase common shares at a weighted average price of $0.483 per share were not exercised and expired.

On October 2, 2005, the Company issued 250,000 options to purchase common shares of the Company at a price of $0.38 per share. Each option is exercisable at the option of the holder for a period of 5 years from the date of issuance. The options were issued pursuant to the share option plan of the Company.

The outstanding options of San Gold Resources Corporation were exchanged for options of the Company on a 1 for 1 basis and the outstanding options of Gold City were exchanged for options of the Company on a 1 for 1.9321346 basis. As a result, 1,795,941 options were granted to Gold City option holders on amalgamation on June 30, 2005.

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The following options to purchase common shares were outstanding as at March 31, 2006:

Date granted	Price	Number outstanding	Expiry date
February 15, 2003	$ 0.170	250,000	February 15, 2008
July 5, 2004	0.150	1,800,000	July 5, 2009
October 5, 2004	0.170	129,000	October 5, 2009
June 30, 2005	0.290	359,707	May 6, 2007
June 30, 2005	0.386	507,211	September 8, 2008
June 30, 2005	0.580	25,878	April 8, 2009
June 30, 2005	0.483	760,818	May 31, 2009
August 8, 2005	0.380	3,080,000	August 8, 2010
October 2, 2005	0.380	25,000	October 2, 2010
		6,937,614	

Warrants

A summary of the status of the Company's outstanding warrants as of March 31, 2006 and December 31, 2005 and changes during the periods then ended is as follows:

	March 31 2006	December 31 2005
Balance – beginning of period	33,453,554	32,273,932
New warrants granted	--	6,730,410
Warrants exercised	(3,652,045)	(4,212,890)
Warrants expired	(794,945)	(1,337,898)
Balance – end of period	$ 29,006,564	$ 33,453,554

2,325,977 of the 2,345,977 warrants previously indicated as expired at August 31, 2005 were extended during the year ended August 31, 2005, leaving 32,273,932 warrants outstanding as at August 31, 2005 instead of the previously reported 29,947,955.

During the period 794,945 outstanding warrants to purchase common shares were not exercised, and expired.

The outstanding warrants of San Gold Resources Corporation were exchanged for warrants of the Company on a 1 for 1 basis and the outstanding options of Gold City were exchanged for warrants of the Company on a 1 for 1.9321346 basis. As a result, 11,045,560 warrants were granted to Gold City warrant holders on amalgamation on June 30, 2005.

[The remainder of this page intentionally left blank]

The following warrants to purchase common shares were outstanding as at March 31, 2006:

Date granted	Price	Number outstanding	Expiry date
July 27, 2004	0.280	6,388,888	July 7, 2006
December 31, 2004	0.500	1,545,208	December 31, 2006
June 28, 2005	0.650	5,747,723	June 28, 2007
June 30, 2005	0.580	931,612	July 9, 2006
June 30, 2005	0.599	2,585,999	July 26, 2006
June 30, 2005	0.580	1,552,686	August 19, 2006
June 30, 2005	0.599	2,063,262	October 29, 2006
July 28, 2005	0.650	1,460,776	July 28, 2007
November 15, 2005	0.700	1,205,000	November 15, 2006
December 2, 2005	0.700	3,258,762	December 2, 2006
December 29, 2005	0.700	2,266,648	December 29, 2006
		29,006,564	

Convertible debentures

On November 3, 2004, San Gold Resources Corporation completed the first closing of subordinate convertible, redeemable and retractable debentures in the amount of $1,538,000. On November 23, 2004, San Gold Resources Corporation completed the second closing of the offering of Debentures whereby it issued $441,000 principal amount of the Debentures. On November 23, 2004, San Gold Resources Corporation completed the third closing of the offering of Debentures whereby it issued $107,000 principal amount of the Debentures. On December 17, 2004, San Gold Resources Corporation completed the fourth closing of the offering of Debentures whereby it issued $25,000 principal amount of Debentures. The Debentures have a term of two years from the initial closing date, and bear interest at a rate of 9.5% per annum from the date of issuance until the first anniversary of the initial closing date, and 10.5% per annum in the second year from the initial closing date. The Debenture holders may elect to receive interest payments in common shares of the Company (in lieu of cash) at the same rates of interest per annum as set forth above, at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures were converted into common shares at a price of $0.40 per share for a total of 5,277,500 shares. $43,701.55 in interest was paid by the issue of 69,641 common shares at an average price of $0.628.

The following allocation of the convertible Debentures to debt and equity components is based on the net present value of future interest and principal payments with an estimated cost of borrowing without the conversion option of 13% for the Debentures:

	Debt	Equity	Total
Debentures outstanding	$ 6,515,465	$ 453,830	$ 6,969,295

The following schedule reflects the financing costs associated with the convertible debentures.

		Total
Accretion of debentures	$	53,473
Interest		67,019
	$	120,492

The difference between the accretion of the debt and accrued interest increases the debt component of the debentures from the initial carrying amount and is included in financing expense.

Royalty Obligation

In December 2005 the Company's 100% owned subsidiary (through Rice Lake Joint Venture Inc.), Rice Lake Gold Corporation, entered into agreements with two unrelated investment partnerships Red Mile Resources No. 9 Limited Partnership and Red Mile Resources Fund No. 2 Limited Partnership (collectively, "Red Mile"). Rice Lake Gold Corporation sold to Red Mile a production royalty for proceeds of $10,000,000.

As part of this transaction, $10,000,000 of the sale price was loaned to a financial institution in exchange for a promissory note bearing interest at 6%, and has been pledged to secure the obligation under the royalty agreement. Pursuant to the agreement, the Company received $522,510 as a prepayment of interest on the promissory note. Of the prepayment of interest, $3,288 of interest was recognized in the current year. The balance is presented as deferred interest and will be recognized in 2006. Pursuant to the agreement the Company will receive $536,852 in the first quarter of 2006 for the indemnification provided to third parties for any breach of the royalty agreement by the Company. The funds received pursuant to the indemnification agreement will be presented as deferred revenue and will be recognized over the expected remaining life of the royalty agreement.

Annual royalties will be payable to Red Mile at rates ranging from $5.00 to $49.51 per ounce of gold produced during the period of the agreement to the later of December 31, 2015 and five years after the end of commercial production from the mine. During the term of the agreements, the Company is entitled to have amounts held under the promissory notes used to make payments under the royalty obligations.

Under certain circumstances, 6493068 Canada Ltd., a 100% subsidiary of Rice Lake Gold Corporation, will have the right to purchase ("Call") the Red Mile partnership units or the right to receive the royalty at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to Rice Lake Gold Corporation under the promissory note. Under certain circumstances, Red Mile will have the right to sell ("Put") their partnership units to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to 6493068 Canada Ltd.'s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

In addition to the royalty, Rice Lake Gold Corporation has granted a net profit interest ("NPI") for the years 2011 to 2015 inclusive. Minimum gold price thresholds of $875, $1,075 and $1,275 per ounce trigger NPI levels of 1%, 2% and 3% respectively. No NPI is payable until Rice Lake Gold Corporation recovers its capital invested including reserve and interest charges.

Disclosure Controls and Procedures

Management has ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Corporation is disclosed on a timely basis, particularly, information relevant to the period in which annual filings are being prepared. Management believes these disclosure controls and procedures have been effective during the reporting period covered by this document.

Additional Information

Additional information relating to the Company is available on the internet at the SEDAR website located at www.sedar.com and at the Company's website at www.sangoldcorp.com.

Form 52-109F2 – Certification of Interim Filings

San Gold Corporation

I, Hugh Wynne, Chairman and Chief Executive Officer of San Gold Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of San Gold Corporation (the issuer), for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared.

Date: May , 2005

"Hugh Wynne"
Hugh Wynne
Chairman and Chief Executive Officer
San Gold Corporation

Form 52-109F2 – Certification of Interim Filings

San Gold Corporation

I, Richard Boulay, Chief Financial Officer of San Gold Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of San Gold Corporation (the issuer), for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared.

Date: May , 2005

"Richard Boulay"

Richard Boulay
Chief Financial Officer
San Gold Corporation

SAN GOLD CORPORATION
JUNE 30, 2006
NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS



If an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor had not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SAN GOLD CORPORATION
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(UNAUDITED - SEE NOTICE OF NO AUDITOR REVIEW)

ASSETS

	JUNE 30 2006	DECEMBER 31 2005
CURRENT ASSETS		
Cash	$ 3,805,637	$ 3,544,872
Accounts receivable	858,681	747,557
Prepaid expenses	336,984	137,181
	5,001,302	**4,429,610**
PROPERTY, PLANT & EQUIPMENT (Note 5)	**22,241,894**	**21,715,304**
OTHER ASSETS		
Collateral deposit	450,000	450,000
Deferred financing costs	600,244	110,023
Mining claims and options (Note 6)	376,649	174,649
Marketable securities (Note 4)	3,943,981	65,894
Promissory note (Note 14)	25,000,000	10,000,000
	30,370,874	**10,800,566**
	$ 57,614,070	**$ 36,945,480**

LIABILITIES

	JUNE 30 2006	DECEMBER 31 2005
CURRENT LIABILITIES		
Accounts payable & accrued liabilities	$ 2,676,161	$ 2,281,332
Convertible debentures (Note 10)	-	2,071,822
Deferred interest (Note 14)	772,564	549,223
Current portion long-term debt (Note 7)	105,534	106,416
	3,554,259	**5,008,793**
LONG-TERM LIABILITIES		
Asset retirement obligation	1,158,333	1,108,333
Convertible debentures (Note 10)	9,436,269	-
Long-term debt (Note 7)	296,225	347,205
Royalty obligation (Note 14)	25,000,000	10,000,000
	35,890,827	**11,455,538**

SHAREHOLDERS' EQUITY

	JUNE 30 2006	DECEMBER 31 2005
Share capital (Note 8)	46,871,453	32,839,089
Contributed surplus (Note 9)	6,956,155	5,115,520
Deficit	(35,658,624)	(17,473,460)
	18,168,984	**20,481,149**
	$ 57,614,070	**$ 36,945,480**

Commitment (Note 18)

APPROVED BY THE BOARD:

"Hugh Wynne" ____________________ Director

"Dale Ginn" ____________________ Director

The accompanying notes form an integral part of these financial statements

SAN GOLD CORPORATION
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED - SEE NOTICE OF NO AUDITOR REVIEW)

	THREE MONTH PERIOD ENDED		SIX MONTH PERIOD ENDED	
	JUNE 30 2006	MAY 31 2005	JUNE 30 2006	MAY 31 2005
DIRECT EXPLORATION EXPENSES	$ 7,198,513	$ 768,613	$ 13,367,922	$ 1,472,552
ACCRETION - Convertible Debentures	66,056	-	119,529	-
ACCRETION - Asset Retirement Obligation	25,000	12,500	50,000	25,000
AMORTIZATION - Deferred Financing Costs	88,542	-	220,063	-
AMORTIZATION - Property, Plant, & Equipment	15,875	5,694	30,943	11,552
INTEREST EXPENSE	253,977	59,163	332,824	109,251
GENERAL & ADMINISTRATIVE EXPENSES	1,413,313	260,650	2,823,366	648,186
SHARE-BASED COMPENSATION	2,946,249	-	2,946,249	-
LOSS FROM OPERATIONS	**12,007,525**	**1,106,620**	**19,890,896**	**2,266,541**
OTHER REVENUE				
Indemnification fee	255,616	-	792,468	-
Project management fee	-	-	-	64,923
Interest income	794,640	8,856	951,348	12,867
	1,050,256	8,856	1,743,816	77,790
LOSS FOR THE PERIOD	**10,957,269**	**1,097,764**	**18,147,080**	**2,188,751**
DEFICIT - BEGINNING OF THE PERIOD	(24,701,355)	(4,657,293)	(17,511,544)	(4,037,506)
ADJ: FOR STOCK BASED COMPENSATION	-	-	-	(471,200)
DEFICIT - END OF THE PERIOD	**$(35,658,624)**	**$ (5,755,057)**	**$(35,658,624)**	**$ (5,755,057)**
LOSS PER COMMON SHARE: Basic & diluted	(0.0976)	(0.0307)	(0.1702)	(0.0607)

SAN GOLD CORPORATION
INTERIM CONSOLIDATED STATEMENT OF CASH FLOW
(UNAUDITED - SEE NOTICE OF NO AUDITOR REVIEW)

	THREE MONTH PERIOD ENDED		SIX MONTH PERIOD ENDED	
	JUNE 30 2006	MAY 31 2005	JUNE 30 2006	MAY 31 2005
OPERATING ACTIVITIES				
Loss for the period	**$(10,957,269)**	**$ (1,097,764)**	**$(18,147,080)**	**$ (2,188,750)**
Add: Items not affecting cash				
Accretion - convertible debentures	66,056	-	119,529	-
Accretion - asset retirement obligation	25,000	12,500	50,000	25,000
Amortization - deferred financing costs	88,542	-	220,063	-
Amortization - property, plant & equipment	15,875	5,694	30,943	11,552
Share-based compensation	2,946,249	-	2,946,249	-
Net change in non-cash working capital	414,575	1,480,910	306,361	429,711
	(7,400,972)	**401,340**	**(14,473,935)**	**(1,722,487)**
INVESTING ACTIVITIES				
Purchase of property, plant & equipment	(271,825)	(46,951)	(557,533)	(331,839)
Purchase of marketable securities	(3,816,756)	-	(3,816,756)	307,833
Accrued interest on marketable securities	(60,687)	-	(61,331)	-
Purchase of mining claims and options	(50,000)	(58,200)	(50,000)	(58,200)
Investment in Rice Lake Joint Venture Inc.	-	(730,798)	-	(1,957,099)
	(4,199,268)	**(835,949)**	**(4,485,620)**	**(2,039,305)**
FINANCING ACTIVITIES				
Proceeds from shares issued and subscribed	8,365,213	87,200	10,032,980	1,469,183
Proceeds from long-term debt	-	-	-	344,728
Proceeds from debentures	3,045,000	-	10,000,000	123,400
Advances from bank indebtedness	-	8,985	-	(1,098)
Loans from related parties	-	370,856	-	1,060,849
Convertible debt issue costs	(234,508)	-	(724,940)	-
Share issue costs	(23,428)	-	(36,740)	-
Repayment of long-term debt	(25,788)	(22,121)	(50,980)	-
	11,126,489	**444,920**	**19,220,320**	**2,997,062**
CHANGE IN CASH	**(473,751)**	**10,311**	**260,765**	**(764,730)**
CASH, BEGINNING OF THE PERIOD	4,279,388	895,287	3,544,872	1,670,328
CASH, END OF THE PERIOD	**$ 3,805,637**	**$ 905,598**	**$ 3,805,637**	**$ 905,598**
Supplementary Information				
Interest paid	**$ 5,967**	**$ 4,517**	**$ 22,974**	**$ 16,449**

1 Nature of operations and going concern assumption

San Gold Resources Corporation was incorporated under the laws of Manitoba on January 7th, 1997. The Company's main operation consists of exploring for gold primarily in the Bissett area of Manitoba, Canada. Until it is determined that properties contain mineral reserves or resources that can be economically mined, they are classified as exploration properties. The recoverability of deferred expenditures is dependent upon; the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration; development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

On June 30th, 2005, San Gold Resources Corporation and Gold City Industries Ltd. amalgamated to form a new corporation called San Gold Corporation ("the Company"). The Company issued 43,172,136 common shares to the shareholders of San Gold Resources Corporation on a basis of 1 share of San Gold Corporation for 1 share of San Gold Resources Corporation and issued 33,810,876, common shares to the shareholders of Gold City Industries Ltd. on a basis of 1 share of San Gold Corporation for every 1.9321346 shares of Gold City Industries Ltd. The outstanding options and warrants of San Gold Resources Corporation were exchanged for options and warrants of the Company on a 1 for 1 basis and the outstanding options and warrants of Gold City Corporation were exchanged for options and warrants of the Company on a 1 for 1.9321346 basis. San Gold Resources was identified as the acquirer in the business combination. $13,084,809 was assigned to the common shares issued to Gold City Industries Ltd. shareholders, based on the 10-day rolling average common share price subsequent to the business combination. $374,554 and $830,167 was assigned to the value of the options and warrants issued on the business combination respectively. The date of the Company's first financial year-end was August 31st, 2005. Subsequently, the Company changed its financial year-end to December 31st.

The main business of Rice Lake Gold Corporation is the production of gold from underground ore reserves at the Bissett mine in Manitoba, Canada. Rice Lake Gold Corporation was incorporated on March 18th, 1998. The mine was placed on care and maintenance from August 8th, 2001. The mine, together with the nearby San Gold #1 mine, was readied for production with the initial gold pour taking place on August 23rd, 2006. The Company advances operational funding to Rice Lake Gold Corporation. Active ore production is dependent upon the market price of gold ore, management of production and capital costs, and adequate capital resources to fund operational activities. Rice Lake Gold Corporation and Rice Lake Joint Venture Inc. are dependent on the continued financial support of the Company to fund operations on an ongoing basis.

For the six month period ended June 30th, 2006, the Company has a loss of $18,147,080 (December 31st, 2005 - $3,146,521) including its proportionate loss on the operations of Rice Lake Joint Venture Inc. In addition to ongoing working capital requirements, the Company must secure sufficient funding for exploration and development programs, general and administration costs and interest charges.

The financings undertaken during the year, while substantial, are not sufficient in and of themselves to enable the Company to fund all aspects of its operations for the forthcoming year. Management is currently seeking to secure the necessary financing through a combination of exercise of existing warrants for the purchase of common shares, the issue of new equity or debt instruments, the entering into of joint venture agreements, and gold production. Although management may have been successful in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

These interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. These interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenue and expenses and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

2 Significant accounting policies

The unaudited interim financial statements are prepared in accordance with Canadian generally accepted accounting principles. The accounting principles used in these interim consolidated financial statements are consistent with those used in the Company's December 31st, 2005 consolidated financial statements. These interim consolidated financial statements do not include all of the information and disclosure required by Canadian generally accepted accounting principles for annual financial statements, and should be read in conjunction with the December 31st, 2005 annual consolidated financial statements.

These notes occasionally reference comparative figures to December 31st, 2005. The period ended December 31st, 2005 is a four month period.

3. Acquisitions

As part of the Company's June 30th, 2005 amalgamation with Gold City, the Company capitalized $54,512 of costs directly incurred related to the business combination. Management of the Company has estimated the fair market value of the purchased assets and assumed liabilities at the time of amalgamation as follows:

	June 30, 2005
Marketable securities	$ 32,285
Accounts receivable	61,445
Prepaid expenses	22,816
Property, plant and equipment	16,044,171
Accounts payable and accrued liabilities	(401,304)
Capital tax provision	(13,750)
Long-term debt	(25,313)
Environmental obligation	(529,150)
Total	**$ 15,191,200**
Purchase Price:	
Common shares of the Company	$ 13,084,809
Options of the Company	374,554
Warrants of the Company	830,167
Acquisition costs	54,512
Elimination of inter-company balances	962,293
Cash position assumed	(115,135)
Net consideration	**$ 15,191,200**

4. Marketable securities

	June 30, 2006	December 31, 2005
5-year GIC, interest at 4.25% paid annually, maturing July 2009, pledged as security for long-term debt	$ 67,189	$ 65,894
1-year GIC, interest at 3.85%, maturing April 2007	3,345,556	--
30-day US$ short term, non-redeemable GIC, interest at 4.94%, maturing July 2006	531,236	--
	$ 3,943,981	**$ 65,894**

5. Property, plant and equipment

	June 30, 2006			December 31, 2005		
	Cost	Accumulated amortization	Net Book Value	Cost	Accumulated amortization	Net Book Value
Land	$ 469,210	$ --	$ 469,210	$ 469,210	$ --	$ 469,210
Undeveloped mineral properties	1,450,060	--	1,450,060	1,450,060	--	1,450,060
Buildings	165,783	26,218	139,565	165,783	20,355	145,428
Motor vehicles	42,344	16,866	25,478	42,344	12,385	29,959
Furniture and office equipment	221,911	65,897	156,014	182,192	50,896	131,296
Plant and equipment	3,529,282	8,051	3,521,231	3,011,471	2,456	3,009,015
Mine development and equipment	16,480,336	--	16,480,336	16,480,336	--	16,480,336
	$22,358,926	**$ 117,032**	**$22,241,894**	**$21,801,396**	**$ 86,092**	**$21,715,304**

6. Mining claims and options

On April 29th, 2004, San Gold Resources Corporation signed an agreement with Peter Dunlop to acquire an option to certain mineral claims located in the Province of Manitoba. The cost of the option recorded was $25,000 in cash and $6,000 (30,000 shares at $0.20/share) in common shares. On April 27th, 2005, an additional $30,000 in cash and $20,000 (50,000 shares at $0.40/share) in common shares was added to the cost. On May 1st, 2006, an additional $50,000 in cash and $152,000 (100,000 shares at $1.52/share) in common shares was added to the cost. In order to exercise the option, the Company is required to incur a minimum of $875,000 of work expenditures on the claims by the third anniversary date (April 29th, 2007), with a minimum of $175,000 in such expenditures on or before the first anniversary date and $250,000 in such expenditures on or before the second anniversary date.

On January 6th, 2005, San Gold Resources Corporation and Greenbelt Gold Mines Inc. entered into an agreement for the Company to acquire a 50% option in 27 mineral claims owned by Greenbelt Gold Mines Inc. The cost of the option recorded was $28,200 (60,000 shares at $0.47) in common shares. In order to exercise the option, the Company is required to incur a minimum of $750,000 of work expenditures on the claims by the third anniversary date, with a minimum of $200,000 in such expenditures before the first anniversary date and an additional $250,000 in such expenditures before the second anniversary date. In addition, the Company is required to make the following payments by issuing 100,000 common shares of the Company on January 6th, 2007 and 300,000 common shares on January 6th, 2008 to the option holder.

On August 19th, 2005, the Company announced that it had entered into an option agreement with Marum Resources Inc. to jointly explore the Rice Lake West Strike Point gold property in Manitoba. The Rice Lake West property consists of twenty claims covering 2,223 hectares adjacent to the western boundary of the Company's gold mine and a 1,250 ton per day mill. Richard Boulay, chief financial officer of the Company, is the president of Marum Resources Inc. The Company and Marum can each earn a 50-per-cent undivided interest in the property by performing $750,000 in exploration work over the three-year period ending Aug. 31, 2008 ($100,000 during the first year, $250,000 during the second year and $400,000 during the third year). In consideration of prior work performed on the property under a previous option agreement, Marum is deemed to have contributed $200,000 as an exploration contribution under the terms of the current option agreement. The optionor of the property will retain a 3-per-cent gross overriding royalty on precious metals and a 3-per-cent net smelter returns on base-metal production. The Company and Marum have the right to purchase two royalty percentage points by paying $750,000 for each royalty percentage point. The Company will be the operator and manage exploration activities. As at August 29th, 2006, The Company has met its first year exploration expense commitment keeping the agreement in full force and effect.

On October 3rd 2005, the Company announced that it has entered into an option agreement with Marum Resources Inc. to jointly explore Marum's Beresford Lake gold property in Manitoba. The Beresford Lake property consists of 10 claims covering 2,320 hectares located at the east end of Manitoba's Rice Lake gold belt, about 25 kilometres by road southeast of the Company's gold mine and mill in Bissett, Manitoba. The Beresford Lake property is adjacent and immediately to the east of San Gold's Oro Grande property. The Beresford Lake property consists of two components, a three-claim Blue Ace group previously optioned by Marum and the seven-claim RedGreen group owned 100 per cent by Marum. The Company and Marum can earn an undivided 100-per-cent interest (50 per cent each) in the Blue Ace claims by performing $750,000 in exploration work on the Blue Ace property, at a cumulative rate of $100,000 by Aug. 31, 2006, $350,000 by Aug. 31, 2007, and $750,000 by Aug. 31, 2008. San Gold shall spend the first $200,000 in exploration expenditures on the Blue Ace claims in return for a 50-per-cent interest in Marum's 100-per-cent-owned RedGreen claims. Thereafter both Marum and San Gold shall expend, in equal amounts, $275,000 to each complete the earning of a 100-per-cent interest (50 per cent each) in the Blue Ace claims. The earned interest of both Marum and the Company shall be subject to a gross overriding royalty of 3 per cent for the Blue Ace claims (subject to an optional buyout of two percentage points for $1.5-million) and a 0.5-per-cent royalty for the RedGreen claims. As at August 29th, 2006, the Company had not met its first year exploration commitment. Discussions are underway to renovate the Beresford Lake exploration agreement to keep it in force after August 31, 2006, however there is no guarantee that the agreement will be renewed.

On November 16th, 2005, the Company issued 40,000 common shares at $0.475 for total of $19,000 to acquire mineral claim W-5284.

7. Long-term debt

	June 30, 2006	December 31, 2005
Term loan, repayable at $1,034 monthly plus interest at prime plus 1½%, secured by marketable securities, due July 2009.	$ 38,218	$ 44,422
Term loan, repayable at $8,238 monthly including interest, interest at prime less 0.5%, secured by the collateral deposit of $450,000	340,779	381,233
Capital lease, repayable at $1,020 monthly including interest, at 7.1%, secured by specific equipment	22,762	27,966
Total	401,759	453,621
Current portion	105,534	106,416
Long-term portion	**$ 296,225**	**$ 347,205**

Principal due on long-term debt by period end and in aggregate over the next five years is approximately as follows:

June 30, 2007	$ 105,545
June 30, 2008	110,968
June 30, 2009	104,111
June 30, 2010	81,135
June 30, 2011	--
	$ 401,759

8. Share capital

Authorized: Unlimited number of common shares

Issued: 118,934,337 common shares (December 31st, 2005 - 95,681,368)

	June 30, 2006	December 31, 2005
Shares subscribed (not issued)	$ 89,904	$ 500,563
Shares issued	46,781,549	32,338,526
	$ 46,871,453	**$ 32,839,089**

The Company's board of directors has approved a stock option plan, the purpose of which is to provide employees and directors of the Company with the opportunity to participate in the growth and development of the Company. The plan grants options to acquire common shares that immediately vest.

A summary of the status of the Company's share option plan as at June 30th, 2006 and December 31st, 2005 and changes during the periods then ended is as follows:

	June 30, 2006	Average Price	December 31, 2005	Average Price
Balance, beginning of the period	7,642,131	$ 0.311	7,674,941	$ 0.310
New options granted	3,675,000	0.918	250,000	0.380
Options exercised during the period	2,245,086	0.317	200,000	0.170
Options expired during the period	--	--	82,810	0.483
Balance, end of the period	**9,072,045**	**$ 0.555**	**7,642,131**	**$ 0.311**

The outstanding options of San Gold Resources Corporation were exchanged for options of San Gold Corporation on a 1 for 1 basis and the outstanding options of Gold City Industries Ltd. were exchanged for options of the Company on a 1 for 1.9321346 basis. In addition, 1,795,941 options were granted to Gold City Industries Ltd. option holders on amalgamation June 30th, 2005.

The following options to purchase common shares were outstanding as at June 30th, 2006:

Date Granted	Price ($)	Number Outstanding	Expiry Date
February 15, 2003	0.170	250,000	Feb 15, 2008
July 5, 2004	0.150	1,800,000	Jul 05, 2009
October 5, 2004	0.170	129,000	Oct 05, 2009
June 30, 2005	0.290	67,285	May 06, 2007
June 30, 2005	0.386	273,112	Sep 08, 2008
June 30, 2005	0.580	25,000	Apr 08, 2009
June 30, 2005	0.483	347,648	May 31, 2009
August 8, 2005	0.380	2,830,000	Aug 08, 2010
October 2, 2005	0.380	25,000	Oct 02, 2010
March 3, 2006	0.650	1,200,000	Mar 30, 2011
May 23, 2006	1.120	300,000	May 23, 2011
May 23, 2006	1.200	1,825,000	May 23, 2011
		9,072,045	

A summary of the status of the Company's outstanding warrants as of June 30th, 2006 and December 31st, 2005 and changes during the periods then ended is as follows:

	June 30, 2006	December 31, 2005
Balance, beginning of the period	33,453,554	32,273,932
Add: New warrants granted	--	6,730,410
Less: Warrants exercised	12,105,004	4,212,890
Less: Warrants expired	679,377	1,337,898
Balance, end of the period	**20,669,173**	**33,453,554**

The outstanding warrants of San Gold Resources Corporation were exchanged for warrants of the Company on a 1 for 1 basis and the outstanding options of Gold City Industries Ltd. were exchanged for warrants of the Company on a 1 for 1.9321346 basis. In addition, 11,045,560 warrants were granted to Gold City Industries Ltd. option holders on amalgamation on June 30th, 2005.

The following warrants to purchase common shares were outstanding as at June 30th, 2006:

Date granted	Price ($)	Number outstanding	Expiry date
July 27, 2004	0.280	6,388,888	July 7, 2006
December 31, 2004	0.500	1,476,600	December 31, 2006
June 28, 2005	0.650	1,073,278	June 28, 2007
June 30, 2005	0.580	931,612	July 9, 2006
June 30, 2005	0.599	239,401	July 26, 2006
June 30, 2005	0.580	1,552,686	August 19, 2006
June 30, 2005	0.599	1,233,348	October 29, 2006
July 28, 2005	0.650	1,430,776	July 28, 2007
November 15, 2005	0.700	1,205,000	November 15, 2006
December 2, 2005	0.700	3,061,089	December 2, 2006
December 29, 2005	0.700	2,076,495	December 29, 2006
		20,669,173	

9. Contributed surplus

Changes in contributed surplus consisted of the following:

	June 30, 2006	December 31, 2005
Balance, beginning of the period	$ 5,115,520	$ 4,171,274
Conversion of debentures	(102,413)	--
Issuance of debentures	644,082	--
Warrants issued	--	1,083,652
Warrants exercised	(989,568)	(179,930)
Warrants expired	(13,275)	--
Options issued	2,946,249	95,075
Options exercised	(644,440)	(50,506)
Options expired	--	(4,045)
Balance, end of the period	**$ 6,956,155**	**$ 5,115,520**

10. Convertible debentures

In 2004, San Gold Resources Corporation completed offerings of subordinate convertible, redeemable, retractable debentures in the amount of $2,111,000. The Debentures had a term of two years from the initial closing date (November 3rd, 2004), and interest at a rate of 9.5% per annum from the date of issuance until the first anniversary of the initial closing date, and 10.5% per annum in the second year from the initial closing date. The Debentures were converted into common shares at a price of $0.40 per share for a total of 5,277,500 shares on January 31st, 2006. Interest of $43,702 was paid by the issue of 69,641 common shares at an average price of $0.628.

During the six month period ended June 30th, 2006, $10,000,000 worth of 2 year senior convertible redeemable debentures were issued. The Debentures have a term of two years and bear interest at a rate of 10% per annum. Holders of Debentures may elect to receive interest payments in common shares of the Company (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the Debenture holders into common shares of the Company at a price of $0.80 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Company at any time at the option of the Company subject to the right of the Debenture holders to convert their Debentures into common shares upon such notice of redemption.

The following allocation of the convertible Debentures to debt and equity components is based on the net present value of future interest and principal payments with an estimated cost of borrowing (without the conversion option) of 13% for the Debentures:

	Debt	Equity	Total
Debentures outstanding at issue	$ 9,355,918	$ 644,082	$ 10,000,000

The following schedule reflects the financing costs associated with the convertible debentures.

	Three Month Period Ended		Six Month Period Ended	
	June 30, 2006	May 31, 2005	June 30, 2006	May 31, 2005
Accretion of debentures	$ 66,056	$ 13,620	$ 119,529	$ 27,240
Interest expense	46,675	49,172	291,819	99,720
	$ 112,731	$ 62,792	$ 411,348	$ 126,960

The difference between the accretion of the debt and accrued interest increases the debt component of the debentures from the initial carrying amount and is included in financing expense.

11. Income taxes

As a result of the amalgamation of San Gold Resources Corporation and Gold City Industries Ltd. there was a deemed tax year-end of June 29th, 2005 for both corporations. The Company has selected December 31st as its new taxation year-end.

The provision for income taxes reflects an effective tax rate, which differs from the combined Canadian federal and provincial corporate tax rates for the following reasons:

	Three Month Period Ended		Six Month Period Ended	
	June 30, 2006	May 31, 2005	June 30, 2006	May 31, 2005
Loss for the period before income taxes	$ 10,957,269	$ 1,097,764	$ 18,147,080	$ 2,188,751
Combined statutory tax rate	36.62%	37.12%	36.62%	37.21%
Income tax recovery based on statutory rate	4,012,552	407,490	6,645,461	814,434
Valuation allowance	(4,012,552)	(407,490)	(6,645,461)	(814,434)
Recovery of income taxes	$ –	$ --	$ --	$ --

Significant components of the Company's future income tax assets and liabilities are as follows:

	June 30, 2006	December 31, 2005
Future income tax assets:		
Non-capital losses carried forward	$ 3,080,000	$ 2,500,000
Canadian exploration and development expense pools	28,470,000	28,700,000
	31,550,000	31,200,000
Future income tax liabilities:		
Property, plant and equipment	3,500,000	3,500,000
Net future income tax asset	35,050,000	34,700,000
Valuation allowance	(35,050,000)	(34,700,000)
	$ --	$ --

As at December 31st, 2005, the Company had non-capital loss carry forward amounts available for income tax purposes of $7,001,000 that expire as follows:

Taxation year	December 31, 2005	Expiry
2000	$ 448,000	December 31, 2006
2001	303,000	December 31, 2007
2002	472,000	December 31, 2008
2003	725,000	December 31, 2009
2004	1,195,000	December 31, 2013
2005	2,228,000	December 31, 2014
2005	1,630,000	December 31, 2015
	$ 7,001,000	

The Company has issued flow-through shares to finance certain of its exploration activities. The Company intends to renounce expenditures totalling the amount of the purchase price of the flow-through shares issued to the purchasing shareholders and as a result, tax deductibility of these costs will not be available to the Company. As at June 30th, 2006, the Company had yet to renounce to such shareholders $nil (December 31st, 2005 - $nil) of flow-through capital.

At June 30th, 2006 the Company reported $77,742,000 (December 31st, 2005 - $79,374,000) of unused cumulative Canadian exploration and development costs available to offset future taxable income. The tax benefits pertaining to these expenses are available for carry forward indefinitely.

12. Related party transactions

Wynne Mining Ltd., Wynne Drilling Ltd., and Hugh Wynne

	Three Month Period Ended		Six Month Period Ended	
	June 30, 2006	May 31, 2005	June 30, 2006	May 31, 2005
Balance, beginning of the period	$ 171,631	$ (74,307)	$ (154,082)	$ (476)
Direct exploration expenses	1,031,156	377,024	1,954,549	941,507
Management fees	9,000	9,000	18,000	51,000
Cash expenses	–	786	–	814
GST on services	72,811	25,813	138,078	62,388
Payments issued	(1,403,354)	(388,691)	(2,075,301)	(1,021,608)
Shares issued	--	--	–	(84,000)
Balance, end of the period	**$ (118,756)**	**$ (50,375)**	**$ (118,756)**	**$ (50,375)**

During the six month period, the Company purchased services for the sum of $1,972,549 (December 31st, 2005 - $529,598) from Hugh Wynne, Wynne Mining Ltd. and Wynne Drilling Ltd., (corporations controlled by Hugh Wynne) who is a director and chief executive officer of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses and general & administrative expenses on the Company's statement of operations and deficit. The amounts due from Hugh Wynne and controlled corporations on June 30th, 2006 of $118,756 are included in the accounts receivables on the company's interim consolidated statement of financial position. These balances are due on demand and have arisen from the provision of services referred to above.

Richard Boulay	Three Month Period Ended		Six Month Period Ended	
	June 30, 2006	May 31, 2005	June 30, 2006	May 31, 2005
Balance, beginning of the period	$ 46,713	$ 22,588	$ (6,180)	$ 15,110
Direct exploration expenses	9,000	9,000	18,000	39,000
Management fees	9,000	9,000	18,000	39,000
Expense reimbursements	15,354	8,912	68,118	15,942
GST on services	1,979	1,562	5,135	2,010
Payments made	(87,902)	(19,260)	(108,929)	(79,260)
Balance, end of the period	**$ (5,856)**	**$ 31,802**	**$ (5,856)**	**$ 31,802**

During the six month period, the Company purchased services for the sum of $36,000 (December 31st, 2005 - $24,000) from Richard Boulay, who is the chief financial officer and a director of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses and general & administrative expenses on the Company's interim consolidated statement of operations and deficit. At June 30th, 2006, the amounts due from Richard Boulay of $5,856 (December 31, 2005 - $6,180) are included in accounts receivable on the Company's interim consolidated statement of financial position. These balances are due on demand and have arisen from the provision of services referred to above.

Dale Ginn	**Three Month Period Ended**		**Six Month Period Ended**	
	June 30, 2006	**May 31, 2005**	**June 30, 2006**	**May 31, 2005**
Balance, beginning of the period	$ (12,420)	$ --	$ (12,420)	$ –
Salary & employee benefits	24,678	24,747	49,356	48,962
Direct exploration expenses	9,000	9,000	18,000	51,000
Management fees	9,000	9,000	18,000	51,000
Travel expenses	4,461	1,495	7,921	1,495
GST on services	1,572	105	3,074	105
Payments made	(48,711)	(26,347)	(96,351)	(134,562)
Balance, end of the period	**$ (12,420)**	**$ 18,000**	**$ (12,420)**	**$ 18,000**

During the six month period, the Company purchased services for the sum of $93,277 before GST (December 31, 2005 - $57,240) from Dale Ginn, who is the president of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses and general and administrative expenses on the Company's interim consolidated statement of operations and deficit. At June 30th, 2006, the amounts due from Dale Ginn of $12,420 (December 31, 2005 - $12,420) are included in accounts receivable on the Company's interim consolidated statement of financial position. These balances are due on demand and have arisen from the provision of services referred to above.

13. Directors compensation

The majority of the directors of the Company do not receive any fixed salary or director's fees in their capacity as directors. The Company shall pay an outside director a fee of $3,000 per month in his capacity as a director. In the six month period ended June 30th, 2006, an outside director received a director's fee of $9,000 (December 31st, 2005 - $nil).

14. Royalty obligation:

In December 2005, the Company's 100% owned subsidiary, Rice Lake Gold Corporation, entered into agreements with two unrelated investment partnerships Red Mile Resources No. 9 Limited Partnership and Red Mile Resources Fund No. 2 Limited Partnership (collectively, "Red Mile"). Rice Lake Gold Corporation sold to Red Mile a production royalty for proceeds of $10,000,000.

As part of this transaction, $10,000,000 of the sales price was loaned to a financial institution in exchange for a promissory note bearing interest at 6%, and has been pledged to secure the obligation under the royalty agreement. Pursuant to the agreement, the Company received $522,511 in December 2005 as a prepayment of interest on the promissory note. Of the prepayment of interest, $3,288 of interest was recognized in 2005, $150,000 was recognized in the first quarter of 2006, and $150,000 was recognized in the second quarter of 2006. The balance is presented as deferred interest and will be recognized throughout the second half of 2006. Pursuant to the agreement the Company will receive $536,852 in the first quarter of 2006 for the indemnification provided to third parties for any breach of the royalty agreement by the Company. The funds received pursuant to the indemnification agreement will be presented as deferred revenue and will be recognized over the expected remaining life of the royalty agreement.

Annual royalties will be payable to Red Mile at rates ranging from $5.00 to $49.51 per ounce of gold produced during the period of the agreement to the later of December 31st, 2015 and five years after the end of commercial production from the mine. During the term of the agreements, the Company is entitled to have amounts held under the promissory notes used to make payments under the royalty obligations.

Under certain circumstances, 6493068 Canada Ltd., a 100% subsidiary of Rice Lake Gold Corporation, will have the right to purchase ("Call") the Red Mile partnership units or the right to receive the royalty at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to Rice Lake Gold Corporation under the promissory note. Under certain circumstances, Red Mile will have the right to sell ("Put") their partnership units to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to 6493068 Canada Ltd.'s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

In addition to the royalty, Rice Lake Gold Corporation has granted a net profit interest ("NPI") for the years 2011 to 2015 inclusive. Minimum gold price thresholds of $875, $1,075 and $1,275 per ounce trigger NPI levels of 1%, 2% and 3% respectively. No NPI is payable until Rice Lake Gold Corporation recovers its capital invested including reserve and interest charges.

In June 2006, the Company's 100% owned subsidiary (through Rice Lake Joint Venture Inc.), Rice Lake Gold Corporation, entered into agreements with two unrelated investment partnerships Red Mile Resources No. 3 Limited Partnership and Red Mile Resources Fund No. 6 Limited Partnership (collectively, "Red Mile"). Rice Lake Gold Corporation sold to Red Mile a production royalty for proceeds of $15,000,000.

As part of this transaction, $15,000,000 of the sale price was loaned to a financial institution in exchange for a promissory note bearing interest at 7%, and has been pledged to secure the obligation under the royalty agreement. Pursuant to the agreement, the Company received $566,712 as a prepayment of interest on the promissory note and a payment of $527,671 as an interest payment on the purchase price. Of the prepayment of interest, $43,371 of interest was recognized in the quarter ended June 30th, 2006. The balance is presented as deferred interest and will be recognized in the second half of 2006. Pursuant to the agreement the Company received $255,616 during the second quarter of 2006 for the indemnification provided to third parties for any breach of the royalty agreement by the Company. The funds received pursuant to the indemnification agreement will be presented as deferred revenue and will be recognized over the expected remaining life of the royalty agreement.

Annual royalties will be payable to Red Mile at rates ranging from $5.00 to $49.51 per ounce of gold produced during the period of the agreement to the later of December 31, 2016 and five years after the end of commercial production from the mine. During the term of the agreements, the Company is entitled to have amounts held under the promissory notes used to make payments under the royalty obligations.

Under certain circumstances, 6573258 Canada Ltd., a 100% subsidiary of Rice Lake Gold Corporation, will have the right to purchase ("Call") the Red Mile partnership units or the right to receive the royalty at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to Rice Lake Gold Corporation under the promissory note. Under certain circumstances, Red Mile will have the right to sell ("Put") their partnership units to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to 6573258 Canada Ltd.'s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

In addition to the royalty, Rice Lake Gold Corporation has granted a net profit interest ("NPI") for the years 2011 to 2015 inclusive. Minimum gold price thresholds of $875, $1,075 and $1,275 per ounce trigger NPI levels of 1%, 2% and 3% respectively. No NPI is payable until Rice Lake Gold Corporation recovers its capital invested including reserve and interest charges.

15. Loss per share

The Company determines basic loss per common share on the weighted average number of outstanding common shares for the period. Fully diluted loss per share reflects the effect of potential exercises of options and warrants on loss per share that would be materially dilutive.

Net loss available to common shareholders for the six month period ended June 30th, 2006 is $18,147,080 (December 31st, 2005 - $3,146,521).

	Three Month Period Ended		Six Month Period Ended	
	Jun 30, 2006	May 31, 2005	Jun 30, 2006	May 31, 2005
Weighted and diluted shares outstanding	112,313,625	37,324,404	106,621,673	36,719,329

16. Financial instruments

In the normal course of its operations, the Company is exposed to market risks, including credit risk, foreign currency, commodity price, interest rate and liquidity risk associated with underlying assets, liabilities and anticipated transactions. In order to manage these risks, the Company may enter into transactions, which makes use of derivative financial instruments. They may include gold forward sales and gold option contracts. There were no purchased or sold contracts during the period.

Credit risk

The Company is exposed to credit risk on accounts receivable.

Interest rate risk

The Company is exposed to interest rate risk as its long-term debt bears interest at variable rates.

Currency risk

The Company is exposed to foreign exchange risk as one of its bank accounts and a marketable security is held in US$.

17. Fair value of financial instruments

The fair values of marketable securities, accounts receivable, accounts payable, and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

18. Commitment

The Bissett mine is committed to a Mining Lease (ML 063) granted by the Manitoba Industry, Trade and Mines for a period of 21 years commencing April 1st, 1992. The license fee is payable annually to the Province of Manitoba.

19. Subsequent events

On August 25th, 2006, Canada Revenue Agency notified the Company that they had performed an audit of Harmony Gold Canada (subsequently renamed Rice Lake Gold Corporation) for the years 2000 to the date of the purchase of Harmony Gold Canada by the Company in March, 2004. As a result of this audit, CRA is proposing to reduce available capital loss pools by approximately $6,000,000. The Company does not agree with the Canada Revenue Agency proposal and intends to object. The dollar value and outcome of this proposal is not determinable at this time.

San Gold Corporation

Head Office
General Delivery
Bissett MB R0E 0J0

email: dginn@sangoldcorp.com

website: www.sangoldcorp.com

Management Discussion and Analysis

For the six months ending June 30, 2006

Containing information up to and including August 29, 2006

Dated: August 29, 2006

Management Discussion and Analysis
For the six months ending June 30, 2006

1.1 Date of Report

August 29, 2006

1.2 Overall Performance

The following discussion and analysis of San Gold Corporation ("San Gold" or the "Company") should be read in conjunction with the Company's audited financial statements for the period ending December 31, 2005 and June 30, 2006 and notes thereto. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles.

Certain statements contained in the following Management Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performances or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

The Company's main operation consists of exploring for gold primarily in the Bissett area of Manitoba, Canada. The recoverability of deferred expenditures is dependent upon: the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration, development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

The main business of Rice Lake Gold Corporation is the production of gold from underground ore reserves at the Rice Lake Mine in Bissett, Manitoba, Canada and the exploration for new gold deposits in the Rice Lake gold belt. Rice Lake Gold Corporation was incorporated on March 18, 1998. The Rice Lake Mine was placed on care and maintenance from August 8, 2001, and resumed limited operation in the first quarter of 2006 in anticipation of commercial production commencing during the third quarter of 2006. Additionally, the San Gold #1 Mine commenced the production of development ore in the first quarter of 2006 in anticipation of commercial production commencing in the third quarter of 2006; together with the continued production of development ore as the mine workings are extended laterally and at depth. The Rice Lake mill, with a capacity of 1,250 tons per day, commenced break-in operations in the second quarter of 2006 and achieved commercial production status during the third quarter of 2006, with an official mine opening date of August 23, 2006. Until such time as both gold mines and the mill achieve full commercial production and generate positive cash flow, Rice Lake Gold Corporation shall be dependent on the continued financial support of the Company.

For the six month period ended June 30, 2006, the Company had a loss of $18,147,080 (6 months ended May 31, 2005 - $2,188,751). In addition to ongoing working capital requirements, the Company must secure sufficient funding for exploration and development programs, general and administration costs and interest charges.

The financings undertaken during the year, and subsequently, while substantial, may not be sufficient in and of themselves to enable the Company to fund all aspects of its operations for the forthcoming year.

As at June 30, 2006 and August 29, 2006, the date of this report, the Company has sufficient cash on hand to fund current exploration and production operations. If this amount proves inadequate to achieve self-sustaining gold production, the Company may need to pursue additional equity financing through a combination of exercise of existing warrants for the purchase of common shares and the issue of new equity or debt instruments. Although management has been successful in obtaining financing for the Company in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

The Company's unaudited interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. The unaudited interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenue and expenses and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

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1.3 Selected Annual and Quarterly Information

Note: Additional Annual and quarterly information is available in the Company's Financial Statements that are filed at www.sedar.com.

SAN GOLD CORPORATION
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(UNAUDITED - SEE NOTICE OF NO AUDITOR REVIEW)

ASSETS	JUNE 30 2006	DECEMBER 31 2005
CURRENT ASSETS		
Cash	$ 3,805,637	$ 3,544,872
Accounts receivable	858,681	747,557
Prepaid expenses	336,984	137,181
	5,001,302	**4,429,610**
PROPERTY, PLANT & EQUIPMENT (Note 5)	**22,241,894**	**21,715,304**
OTHER ASSETS		
Collateral deposit	450,000	450,000
Deferred financing costs	600,244	110,023
Mining claims and options (Note 6)	376,649	174,649
Marketable securities (Note 4)	3,943,981	65,894
Promissory note (Note 14)	25,000,000	10,000,000
	30,370,874	**10,800,566**
	$ 57,614,070	**$ 36,945,480**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable & accrued liabilities	$ 2,676,161	$ 2,281,332
Convertible debentures (Note 10)	-	2,071,822
Deferred interest (Note 14)	772,564	549,223
Current portion long-term debt (Note 7)	105,534	106,416
	3,554,259	**5,008,793**
LONG-TERM LIABILITIES		
Asset retirement obligation	1,158,333	1,108,333
Convertible debentures (Note 10)	9,436,269	-
Long-term debt (Note 7)	296,225	347,205
Royalty obligation (Note 14)	25,000,000	10,000,000
	35,890,827	**11,455,538**
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	46,871,453	32,839,089
Contributed surplus (Note 9)	7,105,993	5,115,520
Deficit	(35,808,462)	(17,473,460)
	18,168,984	**20,481,149**
	$ 57,614,070	**$ 36,945,480**

Commitment (Note 17)

APPROVED BY THE BOARD:

"Hugh Wynne" Director

"Dale Ginn" Director

"Notes" refer to notes in the unaudited interim financial statements for the six months ended June 30, 2006

Investment in and expenditures on mineral properties -

SAN GOLD CORPORATION
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED - SEE NOTICE OF NO AUDITOR REVIEW)

		THREE MONTH PERIOD ENDED		SIX MONTH PERIOD ENDED	
		JUNE 30 2006	MAY 31 2005	JUNE 30 2006	MAY 31 2005
DIRECT EXPLORATION EXPENSES		$ 7,198,513	$ 768,613	$ 13,367,922	$ 1,472,552
ACCRETION - Convertible Debentures		66,056	-	119,529	-
ACCRETION - Asset Retirement Obligation		25,000	12,500	50,000	25,000
AMORTIZATION - Deferred Financing Costs		88,542	-	220,063	-
AMORTIZATION - Property, Plant, & Equipment		15,875	5,694	30,943	11,552
INTEREST EXPENSE		253,977	59,163	332,824	109,251
GENERAL & ADMINISTRATIVE EXPENSES		1,413,313	260,650	2,823,366	648,186
SHARE-BASED COMPENSATION		2,946,249	-	2,946,249	-
LOSS FROM OPERATIONS		**12,007,525**	**1,106,620**	**19,890,896**	**2,266,541**
OTHER REVENUE					
Indemnification fee		255,616	-	792,468	-
Project management fee		-	-		64,923
Interest income		794,640	8,856	951,348	12,867
		1,050,256	8,856	1,743,816	77,790
LOSS FOR THE PERIOD		**10,957,269**	**1,097,764**	**18,147,080**	**2,188,751**
DEFICIT - BEGINNING OF THE PERIOD		(24,701,355)	(4,657,293)	(17,511,544)	(4,037,506)
ADJ: FOR STOCK BASED COMPENSATION		-	-	-	(471,200)
DEFICIT - END OF THE PERIOD		**$(35,658,624)**	**$(5,755,057)**	**$(35,658,624)**	**$ (5,755,057)**
LOSS PER COMMON SHARE:	Basic	(0.0976)	(0.0307)	(0.1702)	(0.0607)
	Diluted	(0.0976)	(0.0307)	(0.1702)	(0.0607)

1.4 Results of Operations

During the year ended December 31, 2005, and subsequently during the first six months of 2006, the Company concentrated on developing the Rice Lake (Bissett) Mine that is located approximately 100 km west of Red Lake on the Western Uchi sub-province. It includes a fully-permitted 1,250 tonne per day mine, mill and infrastructure, and is the only mining and milling facility in the Rice Lake Greenstone Belt (the "Belt"). The Company has also developed a new mine, the San Gold #1 Mine, located three kms east of the Rice Lake Mine.



Rice Lake Gold Mine, Bissett Manitoba

Additionally, the Company maintains an aggressive surface and drilling exploration program on the adjacent claims held by the Company and Rice Lake Gold Corporation. Overall, the Company controls 15 kms of mine horizon, containing the Bissett Mine and 3 known deposits (SG #1, 2, and 3). In addition, it holds 7000 hectares of exploration property in the Belt, and has the ability to expand its holdings. The Belt is geologically similar to the Red Lake Camp, one of Canada's richest and most extensive gold deposits.

Financial operations have consisted solely of raising equity and expending funds on exploration, maintenance and limited pre-production expenses. The first shipment of gold bullion was made on August 24, 2006, following the initiation of start-up commercial production during the third quarter of 2006. The amount of bullion shipped and the value of the shipments made so far, will be determined as the gold dore bars are processed and evaluated by a gold refiner.

1.5 Summary of Quarterly Results

Summary of Quarterly Results

Three Months ended ($)	2004 Q3	2004 Q4	2005 Q1	2005 Q2	2005 Q3	2005 Q4	2006 Q1	2006 Q2
Revenue	-	44,690	27,113	64,923	-	-	693,559	1,050,256
Net Income	(243,385)	(383,433)	(320,542)	(1,065,573)	(1,123,178)	(957,770)	(7,134,814)	(11,107,107)
Basic and Diluted earnings/share	(0.0122)	(0.0141)	(0.0094)	(0.0499)	(0.0510)	(0.050)	(0.07)	(0.07)

1.6 Liquidity

As at June 30, 2006, San Gold had $5,011,302 in cash and cash equivalents compared to $4,429,610 on December 31, 2005. As at June 30, 2006, the Company had a working capital surplus of $1,447,043 compared to a working capital deficiency of $579,183 on December 31, 2005.

The Company is currently meeting all of the financial obligations necessary to maintain its assets and to carry the Rice Lake and San Gold #1 mines into full commercial production.

1.7 Capital Resources

As at June 30, 2006, the Company's working capital surplus of approximately $1,447,043 is sufficient to complete its mine and mill development plans and to carry out its planned exploration programs during 2006. Management is confident that additional funds can be obtained from the proceeds of gold sales and by the issuance of additional equity, as required.

1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements.

1.9 Transactions with Related Parties

Wynne Mining Ltd., Wynne Drilling Ltd., and Hugh Wynne

	Three Month Period Ended		Six Month Period Ended	
	Jun 30, 2006	May 31, 2005	Jun 30, 2006	May 31, 2005
Balance, beginning of the period	$ 171,631	$ (74,307)	$ (154,082)	$ (476)
Direct exploration expenses	1,031,156	377,024	1,954,549	941,507
Management fees	9,000	9,000	18,000	51,000
Cash expenses	--	786	--	814
GST on services	72,811	25,813	138,078	62,388
Payments issued	(1,403,354)	(388,691)	(2,075,301)	(1,021,608)
Shares issued	--	--	--	(84,000)
Balance, end of the period	$ (118,756)	$ (50,375)	$ (118,756)	$ (50,375)

During the six month period, the Company purchased services for the sum of $1,972,549 (December 31st, 2005 - $529,598) from Hugh Wynne, Wynne Mining Ltd. and Wynne Drilling Ltd., (corporations controlled by Hugh Wynne) who is a director and chief executive officer of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses and general & administrative expenses on the Company's statement of operations and deficit. The amounts due from Hugh Wynne and controlled corporations on June 30th, 2006 of $118,756 are included in the accounts receivables on the company's interim consolidated statement of financial position. These balances are due on demand and have arisen from the provision of services referred to above.

Richard Boulay

	Three Month Period Ended		Six Month Period Ended	
	Jun 30, 2006	May 31, 2005	Jun 30, 2006	May 31, 2005
Balance, beginning of the period	$ 46,713	$ 22,588	$ (6,180)	$ 15,110
Direct exploration expenses	9,000	9,000	18,000	39,000
Management fees	9,000	9,000	18,000	39,000
Expense reimbursements	15,354	8,912	68,118	15,942
GST on services	1,979	1,562	5,135	2,010
Payments made	(87,902)	(19,260)	(108,929)	(79,260)
Balance, end of the period	$ (5,856)	$ 31,802	$ (5,856)	$ 31,802

During the six month period, the Company purchased services for the sum of $36,000 (December 31st, 2005 - $24,000) from Richard Boulay, who is the chief financial officer and a director of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses and general & administrative expenses on the Company's interim consolidated statement of operations and deficit. At June 30th, 2006, the amounts due from Mr. Boulay of $5,856 (December 31, 2005 - $6,180) are included in accounts receivable on the Company's interim consolidated statement of financial position. These balances are due on demand and have arisen from the provision of services referred to above.

Dale Ginn	Three Month Period Ended		Six Month Period Ended	
	Jun 30, 2006	May 31, 2005	Jun 30, 2006	May 31, 2005
Balance, beginning of the period	$ (12,420)	$ --	$ (12,420)	$ --
Salary & employee benefits	24,678	24,747	49,356	48,962
Direct exploration expenses	9,000	9,000	18,000	51,000
Management fees	9,000	9,000	18,000	51,000
Travel expenses	4,461	1,495	7,921	1,495
GST on services	1,572	105	3,074	105
Payments made	(48,711)	(26,347)	(96,351)	(134,562)
Balance, end of the period	**$ (12,420)**	**$ 18,000**	**$ (12,420)**	**$ 18,000**

During the six month period, the Company purchased services for the sum of $93,277 before GST (December 31, 2005 - $57,240) from Dale Ginn, who is the president of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses and general and administrative expenses on the Company's interim consolidated statement of operations and deficit. At June 30th, 2006, the amounts due from Mr. Ginn of $12,420 (December 31, 2005 - $12,420) are included in accounts receivable on the Company's interim consolidated statement of financial position. These balances are due on demand and have arisen from the provision of services referred to above.

Directors' compensation

The majority of the directors of the Company do not receive any fixed salary or director's fees in their capacity as directors. The Company pays an outside director a fee of $3,000 per month in his capacity as a director. In the six month period ended June 30th, 2006, an outside director received a director's fee of $9,000 (December 31st, 2005 - $nil).

1.10 Period ending December 31, 2005 and June 30, 2006

On June 30, 2005 San Gold Resources Corporation and Gold City amalgamated to form the Company. The Company issued 43,172,136 common shares to the shareholders of San Gold Resources Corporation on a basis of 1 share of the Company for 1 share of San Gold Resources Corporation and issued 33,810,876 common shares to the shareholders of Gold City on a basis of 1 share of the Company for every 1.9321346 shares of Gold City. The outstanding options and warrants of San Gold Resources Corporation were exchanged for options and warrants of the Company on a 1 for 1 basis and the outstanding options and warrants of Gold City were exchanged for options and warrants of the Company on a 1 for 1.9321346 basis. San Gold Resources Corporation was identified as the acquirer in the business combination. $13,084,809 was assigned to the common shares issued to Gold City shareholders, based on

the 10-day rolling average common share price subsequent to the business combination. $374,554 and $830,167 was assigned to the value of the options and warrants issued on the business combination respectively.

1.11 Proposed Transactions

In 2005 and 2006, the Company entered into Royalty Agreements with Red Mile Resources partnerships whereby it received funds in return for royalty participation agreements. The Company may pursue similar arrangements during the remainder of 2006.

1.12 Critical Accounting Estimates

This section is not applicable to the Company as the Company has no material accounting estimates.

1.13 Changes in Accounting Policies including Initial Adoption

There have been no changes to the Company's existing accounting policies. The financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

1.14 Financial Instruments and Other Instruments

It is management's opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments. The fair value of its financial instruments approximates the carrying amount.

1.15 Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

At this time, the Company has minimal revenues and acquires its operating funds primarily by means of equity and debt issues. The proportion of funds spent on direct operating expenses compared to general expenses is highly variable from quarter to quarter and year to year, depending on the Company's ability to raise exploration and development capital and its exploration and development activities.

Share Capital

Authorized: Unlimited number of common shares

Issued: 118,934,337 common shares (December 31st, 2005 - 95,681,368)

	Jun 30, 2006	Dec 31, 2005
Shares subscribed (not issued)	$ 89,904	$ 500,563
Shares issued	46,781,549	32,338,526
	$ 46,871,453	**$ 32,839,089**

Stock Option Plan

The Company's board of directors has approved a share-based compensation plan, the purpose of which is to provide employees and directors of the Company with the opportunity to participate in the growth and development of the Company. The plan grants options to acquire common shares that immediately vest.

A summary of the status of the Company's share option plan as at June 30th, 2006 and December 31st, 2005 and changes during the periods then ended is as follows:

	Jun 30, 2006	Average Price	Dec 31, 2005	Average Price
Balance, beginning of the period	7,642,131	$ 0.311	7,674,941	$ 0.310
New options granted	3,675,000	0.918	250,000	0.380
Options exercised during the period	2,245,086	0.317	200,000	0.170
Options expired during the period	--	--	82,810	0.483
Balance, end of the period	**9,072,045**	**$ 0.555**	**7,642,131**	**$ 0.311**

The outstanding options of San Gold Resources Corporation were exchanged for options of San Gold Corporation on a 1 for 1 basis and the outstanding options of Gold City Industries Ltd. were exchanged for options of the Company on a 1 for 1.9321346 basis. In addition, 1,795,941 options were granted to Gold City Industries Ltd. option holders on amalgamation June 30th, 2005.

The following options to purchase common shares were outstanding as at June 30th, 2006:

Date Granted	Price ($)	Number Outstanding	Expiry Date
February 15, 2003	0.170	250,000	Feb 15, 2008
July 5, 2004	0.150	1,800,000	Jul 05, 2009
October 5, 2004	0.170	129,000	Oct 05, 2009
June 30, 2005	0.290	67,285	May 06, 2007
June 30, 2005	0.386	273,112	Sep 08, 2008
June 30, 2005	0.580	25,000	Apr 08, 2009
June 30, 2005	0.483	347,648	May 31, 2009
August 8, 2005	0.380	2,830,000	Aug 08, 2010
October 2, 2005	0.380	25,000	Oct 02, 2010
March 3, 2006	0.650	1,200,000	Mar 30, 2011
May 23, 2006	1.120	300,000	May 23, 2011
May 23, 2006	1.200	1,825,000	May 23, 2011
		9,072,045	

Warrants

A summary of the status of the Company's outstanding warrants as of June 30th, 2006 and December 31st, 2005 and changes during the periods then ended is as follows:

	Jun 30, 2006	Dec 31, 2005
Balance, beginning of the period	33,453,554	32,273,932
Add: New warrants granted	--	6,730,410
Less: Warrants exercised	12,105,004	4,212,890
Less: Warrants expired	679,377	1,337,898
Balance, end of the period	**20,669,173**	**33,453,554**

The outstanding warrants of San Gold Resources Corporation were exchanged for warrants of the Company on a 1 for 1 basis and the outstanding options of Gold City Industries Ltd. were exchanged for warrants of the Company on a 1 for 1.9321346 basis. In addition, 11,045,560 warrants were granted to Gold City Industries Ltd. option holders on amalgamation on June 30th, 2005.

The following warrants to purchase common shares were outstanding as at June 30th, 2006:

Date granted	Price ($)	Number outstanding	Expiry date
July 27, 2004	0.280	6,388,888	July 7, 2006
December 31, 2004	0.500	1,476,600	December 31, 2006
June 28, 2005	0.650	1,073,278	June 28, 2007
June 30, 2005	0.580	931,612	July 9, 2006
June 30, 2005	0.599	239,401	July 26, 2006
June 30, 2005	0.580	1,552,686	August 19, 2006
June 30, 2005	0.599	1,233,348	October 29, 2006
July 28, 2005	0.650	1,430,776	July 28, 2007
November 15, 2005	0.700	1,205,000	November 15, 2006
December 2, 2005	0.700	3,061,089	December 2, 2006
December 29, 2005	0.700	2,076,495	December 29, 2006
		20,669,173	

Convertible debentures

In 2004, San Gold Resources Corporation completed offerings of subordinate convertible, redeemable, and retractable debentures in the amount of $2,111,000. The Debentures had a term of two years from the initial closing date (November 3rd, 2004), and an interest at a rate of 9.5% per annum from the date of issuance until the first anniversary of the initial closing date, and 10.5% per annum in the second year from the initial closing date. The Debentures were converted into common shares at a price of $0.40 per share for a total of 5,277,500 shares on January 31st, 2006. Interest of $43,702 was paid by the issue of 69,641 common shares at an average price of $0.628.

During the six month period ended June 30th, 2006, $10,000,000 worth of 2 year senior convertible redeemable debentures were issued. The Debentures have a term of two years and bear interest at a rate of 10% per annum. Holders of Debentures may elect to receive interest payments in common shares of the Corporation (in lieu of cash) at a price per share to be

determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the Debenture holders into common shares of the Corporation at a price of $0.80 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Corporation at any time at the option of the Corporation subject to the right of the Debenture holders to convert their Debentures into common shares upon such notice of redemption.

The following allocation of the convertible Debentures to debt and equity components is based on the net present value of future interest and principal payments with an estimated cost of borrowing (without the conversion option) of 13% for the Debentures:

	Debt	Equity	Total
Debentures outstanding	$ 9,355,918	$ 644,082	$ 10,000,000

The following schedule reflects the financing costs associated with the convertible debentures.

	Three Month Period Ended		Six Month Period Ended	
	Jun 30, 2006	May 31, 2005	Jun 30, 2006	May 31, 2005
Accretion of debentures	$ 66,056	$ 13,620	$ 119,529	$ 27,240
Interest expense	46,675	49,172	291,819	99,720
	$ 112,731	$ 62,792	$ 411,348	$ 126,960

The difference between the accretion of the debt and accrued interest increases the debt component of the debentures from the initial carrying amount and is included in financing expense.

Royalty Obligations

In December 2005 the Company's 100% owned subsidiary (through Rice Lake Joint Venture Inc.), Rice Lake Gold Corporation, entered into agreements with two unrelated investment partnerships Red Mile Resources No. 9 Limited Partnership and Red Mile Resources Fund No. 2 Limited Partnership (collectively, "Red Mile"). Rice Lake Gold Corporation sold to Red Mile a production royalty for proceeds of $10,000,000.

As part of this transaction, $10,000,000 of the sale price was loaned to a financial institution in exchange for a promissory note bearing interest at 6%, and has been pledged to secure the obligation under the royalty agreement. Pursuant to the agreement, the Company received $522,510 as a prepayment of interest on the promissory note. Of the prepayment of interest, $3,288 of interest was recognized in the current year. The balance is presented as deferred interest and will be recognized in 2006. Pursuant to the agreement the Company will receive $536,852 in the first quarter of 2006 for the indemnification provided to third parties for any breach of the royalty agreement by the Company. The funds received pursuant to the indemnification agreement will be presented as deferred revenue and will be recognized over the expected remaining life of the royalty agreement.

Annual royalties will be payable to Red Mile at rates ranging from $5.00 to $49.51 per ounce of gold produced during the period of the agreement to the later of December 31, 2015 and five years after the end of commercial production from the mine. During the term of the agreements, the Company is entitled to have amounts held under the promissory notes used to make payments under the royalty obligations.

Under certain circumstances, 6493068 Canada Ltd., a 100% subsidiary of Rice Lake Gold Corporation, will have the right to purchase ("Call") the Red Mile partnership units or the right to receive the royalty at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to Rice Lake Gold Corporation under the promissory note. Under certain circumstances, Red Mile will have the right to sell ("Put") their partnership units to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to 6493068 Canada Ltd.'s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

In addition to the royalty, Rice Lake Gold Corporation has granted a net profit interest ("NPI") for the years 2011 to 2015 inclusive. Minimum gold price thresholds of $875, $1,075 and $1,275 per ounce trigger NPI levels of 1%, 2% and 3% respectively. No NPI is payable until Rice Lake Gold Corporation recovers its capital invested including reserve and interest charges.

In June 2006, the Company's 100% owned subsidiary (through Rice Lake Joint Venture Inc.), Rice Lake Gold Corporation, entered into agreements with two unrelated investment partnerships Red Mile Resources No. 3 Limited Partnership and Red Mile Resources Fund No. 6 Limited Partnership (collectively, "Red Mile"). Rice Lake Gold Corporation sold to Red Mile a production royalty for proceeds of $15,000,000.

As part of this transaction, $15,000,000 of the sale price was loaned to a financial institution in exchange for a promissory note bearing interest at 7%, and has been pledged to secure the obligation under the royalty agreement. Pursuant to the agreement, the Company received $566,712 as a prepayment of interest on the promissory note and a payment of $527,671 as an interest payment on the purchase price. Of the prepayment of interest, $43,371 of interest was recognized in the quarter ending June 30, 2006. The balance is presented as deferred interest and will be recognized in the second half of 2006. Pursuant to the agreement the Company received $255,616 during the second quarter of 2006 for the indemnification provided to third parties for any breach of the royalty agreement by the Company. The funds received pursuant to the indemnification agreement will be presented as deferred revenue and will be recognized over the expected remaining life of the royalty agreement.

Annual royalties will be payable to Red Mile at rates ranging from $5.00 to $49.51 per ounce of gold produced during the period of the agreement to the later of December 31, 2016 and five years after the end of commercial production from the mine. During the term of the agreements, the Company is entitled to have amounts held under the promissory notes used to make payments under the royalty obligations.

Under certain circumstances, 6573258 Canada Ltd., a 100% subsidiary of Rice Lake Gold Corporation, will have the right to purchase ("Call") the Red Mile partnership units or the right to receive the royalty at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to Rice Lake Gold Corporation under the promissory note. Under certain circumstances, Red Mile will have the right to sell ("Put") their partnership units to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to 6573258 Canada Ltd.'s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

In addition to the royalty, Rice Lake Gold Corporation has granted a net profit interest ("NPI") for the years 2011 to 2015 inclusive. Minimum gold price thresholds of $875, $1,075 and $1,275

per ounce trigger NPI levels of 1%, 2% and 3% respectively. No NPI is payable until Rice Lake Gold Corporation recovers its capital invested including reserve and interest charges.

Disclosure Controls and Procedures

Management has ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Corporation is disclosed on a timely basis, particularly, information relevant to the period in which annual filings are being prepared. Management believes these disclosure controls and procedures have been effective during the reporting period covered by this document.

Additional Information

Additional information relating to the Company is available on the internet at the SEDAR website located at www.sedar.com and at the Company's website at www.sangoldcorp.com.

Form 52-109F2 – Certification of Interim Filings

San Gold Corporation

I, Hugh Wynne, Chairman and Chief Executive Officer of San Gold Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of San Gold Corporation (the issuer), for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared.

Date: June 30, 2006

"Hugh Wynne"
Hugh Wynne
Chairman and Chief Executive Officer
San Gold Corporation

Form 52-109F2 – Certification of Interim Filings

San Gold Corporation

I, Richard Boulay, Chief Financial Officer of San Gold Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of San Gold Corporation (the issuer), for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 29 , 2006

"Richard Boulay"
Richard Boulay
Chief Financial Officer
San Gold Corporation

SAN GOLD CORPORATION
SEPTEMBER 30, 2006
NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

If an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor had not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SAN GOLD CORPORATION
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(UNAUDITED - SEE NOTICE OF NO AUDITOR REVIEW)

ASSETS

	SEPTEMBER 30 2006	DECEMBER 31 2005
CURRENT ASSETS		
Cash	$ 1,390,848	$ 3,544,872
Accounts receivable	771,890	747,557
Prepaid expenses	295,563	137,181
	2,458,301	**4,429,610**
PROPERTY, PLANT & EQUIPMENT (Note 5)	**23,916,971**	**21,715,304**
OTHER ASSETS		
Collateral deposit	450,000	450,000
Deferred financing costs	510,851	110,023
Mining claims and options (Note 6)	376,649	174,649
Marketable securities (Note 4)	608,926	65,894
Promissory note (Note 14)	25,000,000	10,000,000
	26,946,426	**10,800,566**
	$ 53,321,698	**$ 36,945,480**

LIABILITIES

	SEPTEMBER 30 2006	DECEMBER 31 2005
CURRENT LIABILITIES		
Accounts payable & accrued liabilities	$ 4,572,794	$ 2,281,332
Convertible debentures (Note 10)	-	2,071,822
Deferred interest (Note 14)	356,557	549,223
Current portion long-term debt (Note 7)	169,423	106,416
	5,098,774	**5,008,793**
LONG-TERM LIABILITIES		
Asset retirement obligation	1,183,333	1,108,333
Convertible debentures (Note 10)	9,517,739	-
Long-term debt (Note 7)	297,714	347,205
Royalty obligation (Note 14)	25,000,000	10,000,000
	35,998,786	**11,455,538**

SHAREHOLDERS' EQUITY

	SEPTEMBER 30 2006	DECEMBER 31 2005
Share capital (Note 8)	50,274,244	32,839,089
Contributed surplus (Note 9)	6,593,878	5,115,520
Deficit	(44,643,984)	(17,473,460)
	12,224,138	**20,481,149**
	$ 53,321,698	**$ 36,945,480**

Commitment (Note 18)

APPROVED BY THE BOARD:

"Hugh Wynne" ____________________ Director

"Dale Ginn" ____________________ Director

The accompanying notes form an integral part of these financial statements

SAN GOLD CORPORATION
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED - SEE NOTICE OF NO AUDITOR REVIEW)

	THREE MONTH PERIOD ENDED		NINE MONTH PERIOD ENDED	
	SEPTEMBER 30 2006	AUGUST 31 2005	SEPTEMBER 30 2006	AUGUST 31 2005
EXPLORATION & DEVELOPMENT EXPENSES	$ 7,567,464	$ 1,132,355	$ 21,180,977	$ 2,604,907
ACCRETION - Convertible Debentures	81,470	18,160	200,999	45,400
ACCRETION - Asset Retirement Obligation	25,000	20,850	75,000	45,850
AMORTIZATION - Deferred Financing Costs	89,393	102,806	309,456	102,806
AMORTIZATION - PPE	15,934	8,965	46,877	20,517
INTEREST EXPENSE	265,266	52,900	604,414	162,151
GENERAL & ADMINISTRATIVE EXPENSES	1,465,863	1,155,021	4,186,968	1,803,207
SHARE-BASED COMPENSATION	-	1,125,839	3,096,087	1,125,839
LOSS FROM OPERATIONS	**9,510,390**	**3,616,896**	**29,700,778**	**5,910,677**
OTHER REVENUE				
Indemnification fee	-	-	792,468	-
Project management fee	-	-	-	64,923
Mineral exploration assistance program	145,087	79,493	145,087	79,493
Interest income	447,199	6,406	1,398,547	19,273
	592,286	85,899	2,336,102	163,689
LOSS BEFORE INCOME TAX	**8,918,104**	**3,530,997**	**27,364,676**	**5,746,988**
Future Income Tax Recovery	-	681,000	-	681,000
LOSS FOR THE PERIOD	**8,918,104**	**2,849,997**	**27,364,676**	**5,065,988**
DEFICIT - BEGINNING OF THE PERIOD	(35,958,117)	(5,782,297)	(17,473,460)	(3,566,306)
Share-Based Compensation Prior Years	-	(471,200)	-	(471,200)
Share Issue Costs	-	(216,091)	(38,085)	(216,091)
Warrants Expired	232,237	-	232,237	-
Future Income Tax on Flow-Through Shares	-	(681,000)	-	(681,000)
DEFICIT - END OF THE PERIOD	**$(44,643,984)**	**$(10,000,585)**	**$(44,643,984)**	**$(10,000,585)**
LOSS PER COMMON SHARE: Basic & diluted	(0.0706)	(0.0441)	(0.2417)	(0.1100)

The accompanying notes form an integral part of these financial statements

SAN GOLD CORPORATION
INTERIM CONSOLIDATED STATEMENT OF CASH FLOW
(UNAUDITED - SEE NOTICE OF NO AUDITOR REVIEW)

	THREE MONTH PERIOD ENDED		NINE MONTH PERIOD ENDED	
	SEPTEMBER 30 2006	AUGUST 31 2005	SEPTEMBER 30 2006	AUGUST 31 2005
OPERATING ACTIVITIES				
Loss for the period	$ (8,918,104)	$ (2,849,997)	$(27,364,676)	$ (5,065,988)
Add: Items not affecting cash				
Accretion - convertible debentures	81,470	18,160	200,999	45,400
Accretion - asset retirement obligation	25,000	20,850	75,000	45,850
Amortization - deferred financing costs	89,393	102,806	309,456	102,806
Amortization - property, plant & equipment	15,934	8,965	46,877	20,517
Share-based compensation	-	1,125,839	3,096,087	1,125,839
Future income tax recovery	-	(681,000)	-	(681,000)
Net change in non-cash working capital	1,424,637	(80,498)	1,889,802	(595,728)
	(7,281,670)	(2,334,875)	(21,746,455)	(5,002,304)
INVESTING ACTIVITIES				
Purchase of property, plant & equipment	(1,566,997)	(41,474)	(2,248,544)	(373,313)
Purchase of marketable securities	-	-	(516,756)	-
Proceeds from sale of marketable securities	3,352,284	-	-	307,600
Purchase of mining claims and options	-	-	(50,000)	(30,000)
Amalgamation costs	-	(54,512)	-	(54,512)
	1,785,287	(95,986)	(2,815,300)	(150,225)
FINANCING ACTIVITIES				
Proceeds from shares issued and subscribed	3,122,913	3,388,882	13,155,893	4,829,865
Proceeds from long-term debt	-	32,164	124,014	450,000
Proceeds from debentures	-	166,920	10,000,000	290,320
Collateral deposit	-	(450,000)	-	(450,000)
Convertible debt issue costs	-	(262,040)	(724,940)	(262,040)
Share issue costs	-	(203,382)	(36,740)	(203,382)
Repayment of long-term debt	(41,319)	(24,134)	(110,496)	(58,402)
	3,081,594	2,648,410	22,407,731	4,596,361
CHANGE IN CASH	(2,414,789)	217,549	(2,154,024)	(556,168)
CASH, BEGINNING OF THE PERIOD	3,805,637	896,611	3,544,872	1,670,328
CASH, END OF THE PERIOD	$ 1,390,848	$ 1,114,160	$ 1,390,848	$ 1,114,160
Supplementary Information				
Interest paid	$ 11,163	$ 4,789	$ 30,044	$ 9,717

The accompanying notes form an integral part of these financial statements

1 Nature of operations and going concern assumption

San Gold Resources Corporation was incorporated under the laws of Manitoba on January 7th, 1997. The Company's main operation consists of exploring for gold primarily in the Bissett area of Manitoba, Canada. Until it is determined that properties contain mineral reserves or resources that can be economically mined, they are classified as exploration properties. The recoverability of deferred expenditures is dependent upon a number of factors, including the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration; development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

On June 30th, 2005, San Gold Resources Corporation and Gold City Industries Ltd. amalgamated to form a new corporation called San Gold Corporation ("the Company"). The Company issued 43,172,136 common shares to the shareholders of San Gold Resources Corporation on a basis of 1 share of San Gold Corporation for 1 share of San Gold Resources Corporation and issued 33,810,876, common shares to the shareholders of Gold City Industries Ltd. on a basis of 1 share of San Gold Corporation for every 1.9321346 shares of Gold City Industries Ltd. The outstanding options and warrants of San Gold Resources Corporation were exchanged for options and warrants of the Company on a 1 for 1 basis and the outstanding options and warrants of Gold City Corporation were exchanged for options and warrants of the Company on a 1 for 1.9321346 basis. San Gold Resources was identified as the acquirer in the business combination. $13,084,809 was assigned to the common shares issued to Gold City Industries Ltd. shareholders, based on the 10-day rolling average common share price subsequent to the business combination. $374,554 and $830,167 was assigned to the value of the options and warrants issued on the business combination respectively. The date of the Company's first financial year-end was August 31st, 2005. Subsequently, the Company changed its financial year-end to December 31st.

Rice Lake Gold Corporation is a wholly owned subsidiary (through Rice Lake Joint Venture Inc.) of the Company. The main business of Rice Lake Gold Corporation is the production of gold from underground ore reserves at the Bissett mine in Manitoba, Canada. Rice Lake Gold Corporation was incorporated on March 18th, 1998. The mine was placed on care and maintenance until August 8th, 2001. The mine, together with the nearby San Gold #1 mine, was readied for production with the initial gold pour taking place on August 23rd, 2006. The Company advances operational funding to Rice Lake Gold Corporation (through Rice Lake Joint Venture Inc.). Active ore production is dependent upon the market price of gold ore, management of production and capital costs, and adequate capital resources to fund operational activities. Rice Lake Gold Corporation and Rice Lake Joint Venture Inc. are dependent on the continued financial support of the Company to fund operations on an ongoing basis.

For the nine month period ended September 30th, 2006, the Company had a loss of $27,364,676 (December 31st, 2005 - $3,146,521) including its loss from the operations of Rice Lake Gold Corporation and Rice Lake Joint Venture Inc. In addition to ongoing working capital requirements, the Company must secure sufficient funding for exploration and development programs, general and administration costs and interest charges.

The financings undertaken during the nine month period ended September 30th, 2006, while substantial, are not sufficient in and of themselves to enable the Company to fund all aspects of its operations for the forthcoming year. Management is currently seeking to secure necessary financing through a combination of exercise of existing warrants for the purchase of common shares, the issue of new equity or debt instruments, the entering into of joint venture agreements, and gold production. Although management may have been successful in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

These interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. These interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

2 Significant accounting policies

Interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. The accounting principles used in these interim consolidated financial statements are consistent with those used in the Company's December 31st, 2005 annual consolidated financial statements. These interim consolidated financial statements do not include all of the information and disclosure required by Canadian generally accepted accounting principles for annual financial statements, and should be read in conjunction with the December 31st, 2005 annual consolidated financial statements.

These notes occasionally reference comparative figures to December 31st, 2005. The period ended December 31st, 2005 is a four month period.

3. Acquisition

As part of the Company's June 30th, 2005 amalgamation with Gold City, the Company capitalized $54,512 of costs directly incurred related to the business combination. Management of the Company has estimated the fair market value of the purchased assets and assumed liabilities at the time of amalgamation as follows:

	June 30, 2005
Marketable securities	$ 32,285
Accounts receivable	61,445
Prepaid expenses	22,816
Property, plant and equipment	16,044,171
Accounts payable and accrued liabilities	(401,304)
Capital tax provision	(13,750)
Long-term debt	(25,313)
Environmental obligation	(529,150)
Total	**$ 15,191,200**
Purchase Price:	
Common shares of the Company	$ 13,084,809
Options of the Company	374,554
Warrants of the Company	830,167
Acquisition costs	54,512
Elimination of inter-company balances	962,293
Cash position assumed	(115,135)
Net consideration	**$ 15,191,200**

4. Marketable securities

	September 30, 2006	December 31, 2005
5-year GIC, interest at 4.25% paid annually, maturing July 2009, pledged as security for long-term debt	$ 67,873	$ 65,894
30-day US$ short term, non-redeemable GIC, interest at 4.82%, maturing October 2006	541,053	--
	$ 608,926	$ 65,894

5. Property, plant and equipment

	September 30, 2006			December 31, 2005		
	Cost	Accumulated amortization	Net Book Value	Cost	Accumulated amortization	Net Book Value
Land	$ 469,210	$ --	$ 469,210	$ 469,210	$ --	$ 469,210
Undeveloped mineral properties	1,450,060	--	1,450,060	1,450,060	--	1,450,060
Buildings	165,783	29,106	136,677	165,783	20,355	145,428
Motor vehicles	42,344	18,984	23,360	42,344	12,385	29,959
Furniture and office equipment	234,915	74,028	160,887	182,192	50,896	131,296
Plant and equipment	5,207,290	10,849	5,196,441	3,011,471	2,456	3,009,015
Mine development and equipment	16,480,336	--	16,480,336	16,480,336	--	16,480,336
	$24,049,938	$ 132,967	$23,916,971	$21,801,396	$ 86,092	$21,715,304

6. Mining claims and options

On April 29th, 2004, San Gold Resources Corporation signed an agreement with Peter Dunlop to acquire an option to certain mineral claims located in the Province of Manitoba. The cost of the option recorded was $25,000 in cash and $6,000 (30,000 shares at $0.20/share) in common shares. On April 27th, 2005, an additional $30,000 in cash and $20,000 (50,000 shares at $0.40/share) in common shares was added to the cost. On May 1st, 2006, an additional $50,000 in cash and $152,000 (100,000 shares at $1.52/share) in common shares was added to the cost. In order to exercise the option, the Company is required to incur a minimum of $875,000 of work expenditures on the claims by the third anniversary date (April 29th, 2007), with a minimum of $175,000 in such expenditures on or before the first anniversary date and $250,000 in such expenditures on or before the second anniversary date.

On January 6th, 2005, San Gold Resources Corporation and Greenbelt Gold Mines Inc. entered into an agreement for the Company to acquire a 50% option in 27 mineral claims owned by Greenbelt Gold Mines Inc. The cost of the option recorded was $28,200 (60,000 shares at $0.47) in common shares. In order to exercise the option, the Company is required to incur a minimum of $750,000 of work expenditures on the claims by the third anniversary date, with a minimum of $200,000 in such expenditures before the first anniversary date and an additional $250,000 in such expenditures before the second anniversary date. In addition, the Company is required to issue 100,000 common shares of the Company on January 6th, 2007 and 300,000 common shares on January 6th, 2008 to the option holder.

On August 19th, 2005, the Company announced that it had entered into an option agreement with Marum Resources Inc. to jointly explore the Rice Lake West Strike Point gold property in Manitoba. The Rice Lake West Strike Point property consists of twenty claims covering 2,223 hectares adjacent to the western boundary of the Company's gold mine. Richard Boulay, chief financial officer of the Company, is the president of Marum Resources Inc. The Company and Marum can each earn a 50-per-cent undivided interest in the property by performing $750,000 in exploration work over the three-year period ending August 31st, 2008 ($100,000 during the first year, $250,000 during the second year and $400,000 during the third year). In consideration of prior work performed on the property under a previous option agreement, Marum is deemed to have contributed $200,000 as an exploration contribution under the terms of the current option agreement. The optionor of the property will retain a 3-per-cent gross overriding royalty on precious metals and a 3-per-cent net smelter returns on base-metal production. The Company and Marum have the right to purchase two royalty percentage points from the optionor by paying $750,000 for each royalty percentage point. The Company will be the operator and manage exploration activities. As at August 29th, 2006, The Company has met its first year exploration expense commitment keeping the agreement in full force and effect.

On October 3rd 2005, the Company announced that it has entered into an option agreement with Marum Resources Inc. to jointly explore Marum's Beresford Lake gold property in Manitoba. The Beresford Lake property consists of 10 claims covering 2,320 hectares located at the east end of Manitoba's Rice Lake gold belt, about 25 kilometres by road southeast of the Company's gold mine and mill in Bissett, Manitoba. The Beresford Lake property is adjacent and immediately to the east of San Gold's Oro Grande property. The Beresford Lake property consists of two components, a three-claim Blue Ace group previously optioned by Marum and the seven-claim RedGreen group owned 100 per cent by Marum. The Company and Marum can earn an undivided 100-per-cent interest (50 per cent each) in the Blue Ace claims by performing $750,000 in exploration work on the Blue Ace property, at a cumulative rate of $100,000 by August 31st, 2006, $350,000 by August 31st, 2007, and $750,000 by August 31st, 2008. San Gold shall spend the first $200,000 in exploration expenditures on the Blue Ace claims in return for a 50-per-cent interest in Marum's 100-per-cent-owned RedGreen claims. Thereafter both Marum and San Gold shall expend, in equal amounts, $275,000 to each complete the earning of a 100-per-cent interest (50 per cent each) in the Blue Ace claims. The earned interest of both Marum and the Company shall be subject to a gross overriding royalty of 3 per cent for the Blue Ace claims (subject to an optional buyout of two percentage points for $1.5-million) and a 0.5-per-cent royalty for the RedGreen claims. As at August 29th, 2006, the Company had not met its first year exploration commitment. Discussions are underway to renovate the Beresford Lake exploration agreement to keep it in force after August 31st, 2006, however there is no guarantee that the agreement will be renewed.

On November 16th, 2005, the Company issued 40,000 common shares at $0.475 for total of $19,000 to acquire mineral claim W-5284.

7. Long-term debt

	September 30, 2006	December 31, 2005
Term loan, repayable at $1,034 monthly plus interest at prime plus 1½%, secured by marketable securities, due July 2009.	$ 35,116	$ 44,422
Term loan, repayable at $8,238 monthly including interest, interest at prime less 0.5%, secured by the collateral deposit of $450,000	320,696	381,233
Term loan, repayable at $5,936 blended monthly payments at 13% interest rate, secured by specific equipment, due February 2008	91,236	--
Capital lease, repayable at $1,020 monthly including interest, at 7.1%, secured by specific equipment	20,089	27,966
Total	467,137	453,621
Current portion	169,423	106,416
Long-term portion	**$ 297,714**	**$ 347,205**

Principal due on long-term debt by period end and in aggregate over the next five years is approximately as follows:

September 30, 2007	$ 169,423
September 30, 2008	137,968
September 30, 2009	103,252
September 30, 2010	56,494
September 30, 2011	--
	$ 467,137

8. Share capital

Authorized: Unlimited number of common shares
Issued: 127,643,349 common shares (December 31st, 2005 - 95,681,368)

	September 30, 2006	December 31, 2005
Shares subscribed (not issued)	$ 2,520	$ 500,563
Shares issued	50,271,724	32,338,526
	$ 50,274,244	**$ 32,839,089**

The Company's board of directors has approved a stock option plan, the purpose of which is to provide employees and directors of the Company with the opportunity to participate in the growth and development of the Company. The plan grants options to acquire common shares that immediately vest.

A summary of the status of the Company's share option plan as at September 30th, 2006 and December 31st, 2005 and changes during the periods then ended is as follows:

	September 30, 2006	Average Price ($)	December 31, 2005	Average Price ($)
Balance, beginning of the period	7,642,131	0.311	7,674,941	0.310
Options granted	3,675,000	0.916	250,000	0.380
Options exercised during the period	2,430,355	0.323	200,000	0.170
Options expired during the period	--	--	82,810	0.483
Balance, end of the period	**8,886,776**	**0.558**	**7,642,131**	**0.311**

As part of the amalgamation between San Gold Corporation and Gold City Industries Ltd., the outstanding options of San Gold Resources Corporation were exchanged for options of San Gold Corporation on a 1 for 1 basis and the outstanding options of Gold City Industries Ltd. were exchanged for options of the Company on a 1 for 1.9321346 basis. In addition, 1,795,941 options were granted to Gold City Industries Ltd. option holders on amalgamation June 30th, 2005.

The following options to purchase common shares were outstanding as at September 30th, 2006:

Date Granted	Price ($)	Number Outstanding	Expiry Date
February 15, 2003	0.170	250,000	Feb 15, 2008
July 5, 2004	0.150	1,800,000	Jul 05, 2009
October 5, 2004	0.170	129,000	Oct 05, 2009
June 30, 2005	0.290	67,285	May 06, 2007
June 30, 2005	0.386	130,663	Sep 08, 2008
June 30, 2005	0.580	25,000	Apr 08, 2009
June 30, 2005	0.483	334,828	May 31, 2009
August 8, 2005	0.380	2,800,000	Aug 08, 2010
October 2, 2005	0.380	25,000	Oct 02, 2010
March 3, 2006	0.650	1,200,000	Mar 30, 2011
May 23, 2006	1.200	1,825,000	May 23, 2011
June 1, 2006	1.120	300,000	Jun 01, 2011
		8,886,776	

A summary of the status of the Company's outstanding warrants as of September 30th, 2006 and December 31st, 2005 and changes during the periods then ended is as follows:

	September 30, 2006	December 31, 2005
Balance, beginning of the period	33,453,554	32,273,932
Add: Warrants granted	--	6,730,410
Less: Warrants exercised	20,478,748	4,212,890
Less: Warrants expired	3,374,198	1,337,898
Balance, end of the period	**9,600,608**	**33,453,554**

As part of the amalgamation between San Gold Corporation and Gold City Industries Ltd., the outstanding warrants of San Gold Resources Corporation were exchanged for warrants of the Company on a 1 for 1 basis and the outstanding options of Gold City Industries Ltd. were exchanged for warrants of the Company on a 1 for 1.9321346 basis. In addition, 11,045,560 warrants were granted to Gold City Industries Ltd. option holders on amalgamation on June 30th, 2005.

The following warrants to purchase common shares were outstanding as at September 30th, 2006:

Date granted	Price ($)	Number outstanding	Expiry date
December 31, 2004	0.900	1,476,600	December 31, 2006
June 28, 2005	0.850	848,611	June 28, 2007
June 30, 2005	0.599	935,313	October 29, 2006
July 28, 2005	0.850	209,000	July 28, 2007
November 15, 2005	0.700	1,205,000	November 15, 2006
December 2, 2005	0.700	2,864,589	December 2, 2006
December 29, 2005	0.700	2,061,495	December 29, 2006
		9,600,608	

9. Contributed surplus

Changes in contributed surplus consisted of the following:

	September 30, 2006	December 31, 2005
Balance, beginning of the period	$ 5,115,520	$ 4,171,274
Conversion of debentures	(102,413)	--
Issuance of debentures	644,082	--
Warrants issued	--	1,083,652
Warrants exercised	(1,225,414)	(179,930)
Warrants expired	(245,512)	--
Options issued	3,096,087	95,075
Options exercised	(688,472)	(50,506)
Options expired	--	(4,045)
Balance, end of the period	**$ 6,593,878**	**$ 5,115,520**

10. Convertible debentures

In 2004, San Gold Resources Corporation completed offerings of subordinate convertible, redeemable, retractable debentures in the amount of $2,111,000. The Debentures had a term of two years from the initial closing date (November 3rd, 2004), and interest at a rate of 9.5% per annum from the date of issuance until the first anniversary of the initial closing date, and 10.5% per annum in the second year from the initial closing date. The Debentures were converted into common shares at a price of $0.40 per share for a total of 5,277,500 shares on January 31st, 2006. Interest of $43,702 was paid by the issue of 69,641 common shares at an average price of $0.628.

During the nine month period ended September 30th, 2006, $10,000,000 worth of 2 year senior convertible redeemable debentures were issued. The Debentures have a term of two years and bear interest at a rate of 10% per annum. Holders of Debentures may elect to receive interest payments in common shares of the Company (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the Debenture holders into common shares of the Company at a price of $0.80 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Company at any time at the option of the Company subject to the right of the Debenture holders to convert their Debentures into common shares upon such notice of redemption.

The following allocation of the convertible Debentures to debt and equity components is based on the net present value of future interest and principal payments with an estimated cost of borrowing (without the conversion option) of 13% for the Debentures:

	Debt	Equity	Total
Debentures outstanding at issue	$ 9,517,739	$ 482,261	$ 10,000,000

The following schedule reflects the financing costs associated with the convertible debentures.

	Three Month Period Ended		Nine Month Period Ended	
	September 30, 2006	August 31, 2005	September 30, 2006	August 31, 2005
Accretion of debentures	$ 81,470	$ 18,160	$ 200,999	$ 45,400
Interest expense	252,055	50,548	564,217	161,880
	$ 333,525	$ 68,708	$ 765,216	$ 207,280

The difference between the accretion of the debt and accrued interest increases the debt component of the debentures from the initial carrying amount and is included in financing expense.

11. Income taxes

As a result of the amalgamation of San Gold Resources Corporation and Gold City Industries Ltd. there was a deemed tax year-end of June 29th, 2005 for both corporations. The Company has selected December 31st as its new taxation year-end.

The provision for income taxes reflects an effective tax rate, which differs from the combined Canadian federal and provincial corporate tax rates for the following reasons:

	Three Month Period Ended		Nine Month Period Ended	
	September 30, 2006	August 31, 2005	September 30, 2006	August 31, 2005
Loss for the period before income taxes	$ 8,918,104	$ 3,530,997	$ 27,364,676	$ 5,746,988
Combined statutory tax rate	36.62%	37.12%	36.62%	37.18%
Income tax recovery based on statutory rate	3,265,810	1,310,706	10,020,944	2,136,730
Valuation allowance	(3,265,810)	(1,310,706)	(10,020,944)	(2,136,730)
Recovery of income taxes	$ --	$ --	$ --	$ --

Significant components of the Company's future income tax assets and liabilities are as follows:

	September 30, 2006	December 31, 2005
Future income tax assets:		
Non-capital losses carried forward	$ 4,124,000	$ 2,500,000
Canadian exploration and development expense pools	28,814,000	28,700,000
	32,938,000	31,200,000
Future income tax liabilities:		
Property, plant and equipment	1,222,000	3,500,000
Net future income tax asset	34,160,000	34,700,000
Valuation allowance	(34,160,000)	(34,700,000)
	$ --	$ --

As at December 31st, 2005, the Company had non-capital loss carry forward amounts available for income tax purposes of $9,073,631 that expire as follows:

Taxation year	December 31, 2005	Expiry
2000	$ 448,322	December 31, 2006
2001	303,328	December 31, 2007
2002	472,384	December 31, 2008
2003	724,704	December 31, 2009
2004	1,224,176	December 31, 2013
2005	2,508,619	December 31, 2014
2005	3,392,098	December 31, 2015
	$ 9,073,631	

The Company has issued flow-through shares to finance certain of its exploration activities. The Company intends to renounce expenditures totalling the amount of the purchase price of the flow-through shares issued to the purchasing shareholders and as a result, tax deductibility of these costs will not be available to the Company. As at September 30th, 2006, the Company had no obligation to renounce flow through capital to shareholders (December 31st, 2005 - $nil).

At September 30th, 2006 the Company reported $77,742,000 (December 31st, 2005 - $79,374,000) of unused cumulative Canadian exploration and development costs available to offset future taxable income. The tax benefits pertaining to these expenses are available for carry forward indefinitely.

12. Related party transactions

Wynne Mining Ltd., Wynne Drilling Ltd., Wynne's Place Ltd., and Hugh Wynne

	Three Month Period Ended		Nine Month Period Ended	
	September 30, 2006	August 31, 2005	September 30, 2006	August 31, 2005
Balance, beginning of the period	$ (118,756)	$ (50,375)	$ (154,082)	$ (476)
Direct exploration expenses	1,553,394	375,882	3,580,804	1,317,389
Management fees	9,000	9,000	27,000	60,000
Cash expenses	96	122	96	936
GST on services	89,567	26,949	229,926	89,337
Payments issued	(732,400)	(499,900)	(2,882,843)	(1,521,508)
Shares issued	--	(24,000)	--	(108,000)
Balance, end of the period	**$ 800,901**	**$ (162,322)**	**$ 800,901**	**$ (162,322)**

During the nine month period, the Company purchased services for the sum of $3,580,804 (December 31st, 2005 - $529,598) from Hugh Wynne, Wynne Mining Ltd. Wynne's Place Ltd., and Wynne Drilling Ltd., (corporations controlled by Hugh Wynne) who is a director and chief executive officer of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses and general & administrative expenses on the Company's statement of operations and deficit. The amounts due to Hugh Wynne and controlled corporations on September 30th, 2006 of $800,901 are included in the accounts payables on the company's interim consolidated statement of financial position. This balance is due on demand and has arisen from the provision of the services referred to above.

Richard Boulay	Three Month Period Ended		Nine Month Period Ended	
	September 30, 2006	August 31, 2005	September 30, 2006	August 31, 2005
Balance, beginning of the period	$ 7,628	$ 31,802	$ (6,180)	$ 15,110
Direct exploration expenses	9,000	9,000	27,000	48,000
Management fees	9,000	9,000	27,000	48,000
Expense reimbursements	4,020	11,371	72,138	27,312
GST on services	1,080	1,661	6,215	3,671
Payments made	(36,584)	(43,574)	(132,029)	(122,833)
Balance, end of the period	**$ (5,856)**	**$ 19,260**	**$ (5,856)**	**$ 19,260**

During the nine month period, the Company purchased services for the sum of $54,000 (December 31st, 2005 - $24,000) from Richard Boulay, who is the chief financial officer and a director of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses and general and administrative expenses on the Company's interim consolidated statement of operations and deficit. At September 30th, 2006, the amounts due from Richard Boulay of $5,856 (December 31, 2005 - $6,180) are included in accounts receivable on the Company's interim consolidated statement of financial position. The balance is due on demand and has arisen from the provision of the services referred to above.

Dale Ginn	**Three Month Period Ended**		**Nine Month Period Ended**	
	September 30, 2006	**August 31, 2005**	**September 30, 2006**	**August 31, 2005**
Balance, beginning of the period	$ (12,420)	$ 18,000	$ (12,420)	$ --
Salary & employee benefits	23,256	23,151	72,612	72,113
Direct exploration expenses	9,000	9,000	27,000	60,000
Management fees	9,000	9,000	27,000	60,000
Travel expenses	3,828	2,019	11,749	3,514
GST on services	1,319	1,401	4,393	1,506
Payments made	(27,323)	(49,311)	(123,674)	(183,873)
Balance, end of the period	**$ 6,660**	**$ 13,260**	**$ 6,660**	**$ 13,260**

During the nine month period, the Company purchased services for the sum of $126,612 before GST (December 31, 2005 - $57,240) from Dale Ginn, who is the president of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses and general and administrative expenses on the Company's interim consolidated statement of operations and deficit. At September 30th, 2006, the amounts due to Dale Ginn of $6,660 (December 31, 2005 - $12,420) are included in accounts payable on the Company's interim consolidated statement of financial position. The balance is due on demand and has arisen from the provision of the services referred to above.

13. Directors compensation

The majority of the directors of the Company do not receive any fixed salary or director's fees in their capacity as directors. The Company shall pay outside directors a fee of $3,000 per month in their capacity as directors. In the nine month period ended September 30th, 2006, two outside directors each received a director's fee of $9,000 (December 31st, 2005 - $nil).

14. Royalty obligation

In December 2005, the Company's 100% owned subsidiary, Rice Lake Gold Corporation (through Rice Lake Joint Venture Inc.), entered into agreements with two unrelated investment partnerships Red Mile Resources No. 9 Limited Partnership and Red Mile Resources Fund No. 2 Limited Partnership (collectively, "Red Mile"). Rice Lake Gold Corporation sold to Red Mile a production royalty for proceeds of $10,000,000.

As part of this transaction, $10,000,000 of the sales price was loaned to a financial institution in exchange for a promissory note bearing interest at 6%, and has been pledged to secure the obligation under the royalty agreement. Pursuant to the agreement, the Company received $522,511 in December 2005 as a prepayment of interest on the promissory note. Of the prepayment of interest, $3,288 of interest was recognized in 2005, $150,000 was recognized in the first quarter, $150,000 was recognized in the second quarter, and $150,000 was recognized in the third quarter of 2006. The balance is presented as deferred interest and will be recognized throughout the second half of 2006. Pursuant to the agreement the Company will receive $536,852 in the first quarter of 2006 for the indemnification provided to third parties for any breach of the royalty agreement by the Company. The funds received pursuant to the indemnification agreement will be presented as deferred revenue and will be recognized over the expected remaining life of the royalty agreement.

Annual royalties will be payable to Red Mile at rates ranging from $5.00 to $49.51 per ounce of gold produced during the period of the agreement to the later of December 31st, 2015 and five years after the end of commercial production from the mine. During the term of the agreements, the Company is entitled to have amounts held under the promissory notes used to make payments under the royalty obligations.

Under certain circumstances, 6493068 Canada Ltd., a 100% wholly owned subsidiary of Rice Lake Gold Corporation, will have the right to purchase ("Call") the Red Mile partnership units or the right to receive the royalty at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to Rice Lake Gold Corporation under the promissory note. Under certain circumstances, Red Mile will have the right to sell ("Put") their partnership units to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to 6493068 Canada Ltd.'s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

In addition to the royalty, Rice Lake Gold Corporation has granted a net profit interest ("NPI") for the years 2011 to 2015 inclusive. Minimum gold price thresholds of $875, $1,075 and $1,275 per ounce trigger NPI levels of 1%, 2% and 3% respectively. No NPI is payable until Rice Lake Gold Corporation recovers its capital invested including reserve and interest charges.

In June 2006, the Company's 100% owned subsidiary (through Rice Lake Joint Venture Inc.), Rice Lake Gold Corporation, entered into agreements with two unrelated investment partnerships Red Mile Resources No. 3 Limited Partnership and Red Mile Resources Fund No. 6 Limited Partnership (collectively, "Red Mile"). Rice Lake Gold Corporation sold to Red Mile a production royalty for proceeds of $15,000,000.

As part of this transaction, $15,000,000 of the sale price was loaned to a financial institution in exchange for a promissory note bearing interest at 7%, and has been pledged to secure the obligation under the royalty agreement. Pursuant to the agreement, the Company received $566,712 as a prepayment of interest on the promissory note and a payment of $527,671 as an interest payment on the purchase price. Of the prepayment of interest, $43,371 of interest was recognized in the quarter ended June 30th, 2006 and $266,007 was recognized in the quarter ended September 30th, 2006. The balance is presented as deferred interest and will be recognized in the final quarter of 2006. Pursuant to the agreement the Company received $255,616 during the second quarter of 2006 for the indemnification provided to third parties for any breach of the royalty agreement by the Company. The funds received pursuant to the indemnification agreement will be presented as deferred revenue and will be recognized over the expected remaining life of the royalty agreement.

Annual royalties will be payable to Red Mile at rates ranging from $5.00 to $49.51 per ounce of gold produced during the period of the agreement to the later of December 31st, 2016 and five years after the end of commercial production from the mine. During the term of the agreements, the Company is entitled to have amounts held under the promissory notes used to make payments under the royalty obligations.

Under certain circumstances, 6573258 Canada Ltd., a 100% wholly owned subsidiary of Rice Lake Gold Corporation, will have the right to purchase ("Call") the Red Mile partnership units or the right to receive the royalty at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to Rice Lake Gold Corporation under the promissory note. Under certain circumstances, Red Mile will have the right to sell ("Put") their partnership units to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to 6573258 Canada Ltd.'s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

In addition to the royalty, Rice Lake Gold Corporation has granted a net profit interest ("NPI") for the years 2011 to 2015 inclusive. Minimum gold price thresholds of $875, $1,075 and $1,275 per ounce trigger NPI levels of 1%, 2% and 3% respectively. No NPI is payable until Rice Lake Gold Corporation recovers its capital invested including reserve and interest charges.

15. Loss per share

The Company determines basic loss per common share on the weighted average number of outstanding common shares for the period. Diluted loss per share reflects the effect of potential exercises of options and warrants on loss per share that would be materially dilutive.

Net loss available to common shareholders for the nine month period ended September 30th, 2006 is $27,364,676 (December 31st, 2005 - $3,146,521).

	Three Month Period Ended		Nine Month Period Ended	
	September 30, 2006	August 31, 2005	September 30, 2006	August 31, 2005
Weighted and diluted shares outstanding	**126,323,966**	**64,675,178**	**113,234,297**	**46,034,724**

16. Financial instruments

In the normal course of its operations, the Company is exposed to market risks, including credit risk, foreign currency, commodity price, interest rate and liquidity risk associated with underlying assets, liabilities and anticipated transactions. In order to manage these risks, the Company may enter into transactions, which makes use of derivative financial instruments. They may include gold forward sales and gold option contracts. There were no purchased or sold contracts during the period.

Credit risk

The Company is exposed to credit risk on accounts receivable.

Interest rate risk

The Company is exposed to interest rate risk as its long-term debt bears interest at variable rates.

Currency risk

The Company is exposed to foreign exchange risk as one of its bank accounts and a marketable security is held in US$.

17. Fair value of financial instruments

The fair values of marketable securities, accounts receivable, accounts payable, and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

18. Commitments and contingencies

The Bissett mine is committed to a Mining Lease (ML 063) granted by the Manitoba Industry, Trade and Mines for a period of 21 years commencing April 1st, 1992. The license fee is payable annually to the Province of Manitoba.

On August 25th, 2006, Canada Revenue Agency notified the Company that they had performed an audit of Harmony Gold Canada (subsequently renamed Rice Lake Gold Corporation) for the years 2000 to the date of the purchase of Harmony Gold Canada by the Company in March, 2004. As a result of this audit, CRA has proposed to reduce available capital loss pools by approximately $7,300,000.

19. Subsequent events

On October 11th, 2006, the Company announced its intention to undertake a private placement offering of up to $20,000,000 worth of Series B 10% 2 year senior convertible redeemable debentures (the "Debentures"). The Debentures have a two year term and bear interest at a rate of 10% per annum from the date of the initial closing date (October 18th, 2006). Debenturesholders may elect to receive interest payments in common shares of the Corporation (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the Holder into common shares of the Corporation at a price of $1.60 per share at any time after the first anniversary of the initial date of issuance of the Debentures. The Debentures may be redeemed by the Corporation at any time at the option of the Corporation subject to the right of the Holder to convert their Debentures into common shares upon notice of such redemption.

On October 18th, 2006, the Company announced the first closing of the offering of Debentures. The Company issued $810,000 principal amount of Debentures.

On October 27th, 2006, the Company announced the second closing of the offering of Debentures. The Company issued $2,144,000 principal amount of Debentures.

On November 22nd, 2006, the Company announced the third closing of the offering of Debentures. The Company issued $2,473,000 principal amount of Debentures. In total, the Company has issued $5,427,000 principal amount of Debentures subsequent to September 30th, 2006



San Gold Corporation

Head Office
General Delivery
Bissett MB R0E 0J0

email: dginn@sangoldcorp.com

website: www.sangoldcorp.com

Management Discussion and Analysis
For the nine months ending September 30, 2006

Dated: November 29, 2006

Management Discussion and Analysis
For the nine months ending September 30, 2006

1.1 Date of Report

November 29, 2006

1.2 Overall Performance

The following discussion and analysis of San Gold Corporation ("San Gold" or the "Company") should be read in conjunction with the Company's audited annual financial statements for the period ending December 31, 2005 and unaudited interim financial statements for the period ended September 30, 2006 and notes thereto. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles.

Certain statements contained in the following Management Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performances or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

The Company's main operation consists of exploring for gold primarily in the Bissett area of Manitoba, Canada. The recoverability of deferred expenditures is dependent upon: the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration, development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

The main business of Rice Lake Gold Corporation, San Gold's wholly owned subsidiary through Rice Lake Joint Venture Inc., is the production of gold from underground ore reserves at the Rice Lake Mine in Bissett, Manitoba, Canada and the exploration for new gold deposits in the Rice Lake gold belt. Rice Lake Gold Corporation was incorporated on March 18, 1998. The Rice Lake Mine was placed on care and maintenance from August 8, 2001, and resumed limited operation in the first quarter of 2006 in anticipation of commercial production that commenced during the third quarter of 2006. Additionally, the San Gold #1 Mine commenced the production of development ore in the first quarter of 2006 in anticipation of commercial production in the third quarter of 2006; together with the continued production of development ore as the mine workings are extended laterally and at depth. The Rice Lake mill, with a capacity of 1,250 tons per day, commenced break-in operations in the second quarter of 2006 and approached commercial production status during the third quarter of 2006, with an official mine opening date of August 23, 2006. Until such time as both gold mines and the mill achieve full commercial production and generate positive cash flow, Rice Lake Gold Corporation shall be dependent on the continued financial support of the Company.

For the nine month period ended September 30, 2006, the Company had a loss of $27,646,161 (August 31, 2005 - $5,065,988). In addition to ongoing working capital requirements, the Company must secure sufficient funding for exploration and development programs, general and administration costs and interest charges.

The financings undertaken during the year to date, and subsequently, while substantial, may not be sufficient in and of themselves to enable the Company to fund all aspects of its operations for the forthcoming year. As at September 30, 2006 and November 29, 2006, the date of this report, the Company had sufficient cash on hand to fund current exploration and production operations. If this amount proves inadequate to achieve self-sustaining gold production, the Company may be forced to pursue additional equity or debt financing. Although management has been successful in obtaining financing for the Company in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

The Company's unaudited interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. The unaudited interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenue and expenses and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

[The remainder of this page intentionally left blank]

1.3 Selected Annual and Quarterly Information

Note: Additional Annual and quarterly information is available in the Company's Financial Statements that are filed at www.sedar.com.

SAN GOLD CORPORATION
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(UNAUDITED - SEE NOTICE OF NO AUDITOR REVIEW)

ASSETS	SEPTEMBER 30 2006	DECEMBER 31 2005
CURRENT ASSETS		
Cash	$ 1,390,848	$ 3,544,872
Accounts receivable	771,890	747,557
Prepaid expenses	295,563	137,181
	2,458,301	**4,429,610**
PROPERTY, PLANT & EQUIPMENT (Note 5)	**23,916,971**	**21,715,304**
OTHER ASSETS		
Collateral deposit	450,000	450,000
Deferred financing costs	510,851	110,023
Mining claims and options (Note 6)	376,649	174,649
Marketable securities (Note 4)	608,926	65,894
Promissory note (Note 14)	25,000,000	10,000,000
	26,946,426	**10,800,566**
	$ 53,321,698	**$ 36,945,480**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable & accrued liabilities	$ 4,572,794	$ 2,281,332
Convertible debentures (Note 10)	-	2,071,822
Deferred interest (Note 14)	356,557	549,223
Current portion long-term debt (Note 7)	169,423	106,416
	5,098,774	**5,008,793**
LONG-TERM LIABILITIES		
Asset retirement obligation	1,183,333	1,108,333
Convertible debentures (Note 10)	9,517,739	-
Long-term debt (Note 7)	297,714	347,205
Royalty obligation (Note 14)	25,000,000	10,000,000
	35,998,786	**11,455,538**
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	50,274,244	32,839,089
Contributed surplus (Note 9)	6,593,878	5,115,520
Deficit	(44,643,984)	(17,473,460)
	12,224,138	**20,481,149**
	$ 53,321,698	**$ 36,945,480**

Commitment (Note 17)

APPROVED BY THE BOARD:

"Hugh Wynne" Director

"Dale Ginn" Director

"Notes" refer to notes in the unaudited financial statements for the nine months ended September 30, 2006

SAN GOLD CORPORATION
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED - SEE NOTICE OF NO AUDITOR REVIEW)

	THREE MONTH PERIOD ENDED		NINE MONTH PERIOD ENDED	
	SEPTEMBER 30 2006	AUGUST 31 2005	SEPTEMBER 30 2006	AUGUST 31 2005
EXPLORATION & DEVELOPMENT EXPENSES	$ 7,567,464	$ 1,132,355	$ 21,180,977	$ 2,604,907
ACCRETION - Convertible Debentures	81,470	18,160	200,999	45,400
ACCRETION - Asset Retirement Obligation	25,000	20,850	75,000	45,850
AMORTIZATION - Deferred Financing Costs	89,393	102,806	309,456	102,806
AMORTIZATION - PPE	15,934	8,965	46,877	20,517
INTEREST EXPENSE	265,266	52,900	604,414	162,151
GENERAL & ADMINISTRATIVE EXPENSES	1,465,863	1,155,021	4,186,968	1,803,207
SHARE-BASED COMPENSATION	-	1,125,839	3,377,572	1,125,839
LOSS FROM OPERATIONS	9,510,390	3,616,896	29,982,263	5,910,677
OTHER REVENUE				
Indemnification fee	-	-	792,468	-
Project management fee	-	-	-	64,923
Mineral exploration assistance program	145,087	79,493	145,087	79,493
Interest income	447,199	6,406	1,398,547	19,273
	592,286	85,899	2,336,102	163,689
LOSS BEFORE INCOME TAX	8,918,104	3,530,997	27,646,161	5,746,988
Future Income Tax Recovery	-	681,000	-	681,000
LOSS FOR THE PERIOD	8,918,104	2,849,997	27,646,161	5,065,988
DEFICIT - BEGINNING OF THE PERIOD	(36,239,602)	(5,782,297)	(17,473,460)	(3,566,306)
Share-Based Compensation Prior Years	-	(471,200)	-	(471,200)
Share Issue Costs	-	(216,091)	(38,085)	(216,091)
Warrants Expired	232,237	-	232,237	-
Future Income Tax on Flow-Through Shares	-	(681,000)	-	(681,000)
DEFICIT - END OF THE PERIOD	$(44,925,469)	$(10,000,585)	$(44,925,469)	$(10,000,585)
LOSS PER COMMON SHARE: Basic & diluted	(0.0706)	(0.0441)	(0.2442)	(0.1100)

1.4 Results of Operations

During the year ended December 31, 2005, and subsequently during the first nine months of 2006, the Company concentrated on developing the Rice Lake (Bissett) Mine that is located approximately 100 km west of Red Lake on the Western Uchi sub-province. It includes a fully-permitted 1,250 tonne per day mine, mill and infrastructure, and is the only mining and milling facility in the Rice Lake Greenstone Belt (the "Belt"). The Company has also developed a new mine, the San Gold #1 Mine, located three kms east of the Rice Lake Mine.



Rice Lake Gold Mine, Bissett Manitoba

Additionally, the Company maintains an aggressive surface and drilling exploration program on the adjacent claims held by the Company and Rice Lake Gold Corporation. Overall, the Company controls 15 kms of mine horizon, containing the Bissett Mine and 3 known deposits (SG #1, 2, and 3). In addition, it holds 7000 hectares of exploration property in the Belt, and has the ability to expand its holdings. The Belt is geologically similar to the Red Lake Camp, one of Canada's richest and most extensive gold deposits.

Financial operations have consisted solely of raising equity and expending funds on exploration, maintenance and limited pre-production expenses. The first shipment of gold bullion was made on August 24, 2006, following the initiation of start-up commercial production during the later part third quarter of 2006. The Company did not sell any gold during the third quarter to generate revenue pending the finalization of bullion marketing arrangements.

1.5 Summary of Quarterly Results

Summary of Quarterly Results

Three Months ended ($)	2004 Q4	2005 Q1	2005 Q2	2005 Q3	2005 Q4	2006 Q1	2006 Q2	2006 Q3
Revenue	44,690	27,113	64,923	-	-	693,559	1,050,256	592,286
Net Income	(383,433)	(320,542)	(1,065,573)	(1,123,178)	(957,770)	(7,189,871)	(11,256,701)	(8,918,104)
Basic and diluted earnings/share	(0.0141)	(0.0094)	(0.0499)	(0.0510)	(0.050)	(0.07)	(0.07)	(0.07)

1.6 Liquidity

As at September 30, 2006, San Gold had $1,390,848 in cash and cash equivalents compared to $3,544,872 on December 31, 2005. As at September 30, 2006, the Company had a working capital deficit of $2,640,473 compared to a working capital deficit of $579,183 on December 31, 2005.

The Company commenced a private placement of convertible debentures in the period subsequent as disclosed in the notes to the financial statements in an amount of up to $20,000,000. As of the date of this

report the Company has closed on $5,427,000 of debentures– significantly improving its liquidity position.

The Company continues to meet all of the financial obligations necessary to maintain its assets and to carry the Rice Lake (Bisset) mine and San Gold #1 mines into full commercial production.

1.7 Capital Resources

As at September 30, 2006, the Company continues to work towards its mine and mill development plans and to carry out its planned exploration programs. Management is confident that additional funds can be obtained from the proceeds of gold sales and by the issuance of additional debt and/or equity, as required.

1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements.

1.9 Transactions with Related Parties

Wynne Mining Ltd., Wynne Drilling Ltd., Wynne's Place Ltd., and Hugh Wynne

	Three Month Period Ended		Nine Month Period Ended	
	September 30, 2006	**August 31, 2005**	**September 30, 2006**	**August 31, 2005**
Balance, beginning of the period	$ (118,756)	$ (50,375)	$ (154,082)	$ (476)
Direct exploration expenses	1,553,394	375,882	3,580,804	1,317,389
Management fees	9,000	9,000	27,000	60,000
Cash expenses	96	122	96	936
GST on services	89,567	26,949	229,926	89,337
Payments issued	(732,400))	(499,900)	(2,882,843))	(1,521,508)
Shares issued		(24,000)		(108,000)
Balance, end of the period	**$ 800,901**	**$ (162,322)**	**$ 800,901**	**$ (162,322)**

During the nine month period, the Company purchased services for the sum of $3,580,804 (December 31st, 2005 - $529,598) from Hugh Wynne, Wynne Mining Ltd. Wynne's Place Ltd., and Wynne Drilling Ltd., (corporations controlled by Hugh Wynne) who is a director and chief executive officer of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses and general & administrative expenses on the Company's statement of operations and deficit. The amounts due to Hugh Wynne and controlled corporations on September 30th, 2006 of $800,901 are included in the accounts payables on the company's interim consolidated statement of financial position. This balance is due on demand and has arisen from the provision of the services referred to above.

Richard Boulay	Three Month Period Ended		Nine Month Period Ended	
	September 30, 2006	August 31, 2005	September 30, 2006	August 31, 2005
Balance, beginning of the period	$ 7,628	$ 31,802	$ (6,180)	$ 15,110
Direct exploration expenses	9,000	9,000	27,000	48,000
Management fees	9,000	9,000	27,000	48,000
Expense reimbursements	4,020	11,371	72,138	27,312
GST on services	1,080	1,661	6,215	3,671
Payments made	(36,584)	(43,574)	(132,029)	(122,833)
Balance, end of the period	$ (5,856)	$ 19,260	$ (5,856)	$ 19,260

During the nine month period, the Company purchased services for the sum of $54,000 (December 31st, 2005 - $24,000) from Richard Boulay, who is the chief financial officer and a director of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses and general and administrative expenses on the Company's interim consolidated statement of operations and deficit. At September 30th, 2006, the amounts due from Richard Boulay of $5,856 (December 31, 2005 - $6,180) are included in accounts receivable on the Company's interim consolidated statement of financial position. The balance is due on demand and has arisen from the provision of the services referred to above.

Dale Ginn	Three Month Period Ended		Nine Month Period Ended	
	September 30, 2006	August 31, 2005	September 30, 2006	August 31, 2005
Balance, beginning of the period	$ (12,420)	$ 18,000	$ (12,420)	$ --
Salary & employee benefits	23,256	23,151	72,612	72,113
Direct exploration expenses	9,000	9,000	27,000	60,000
Management fees	9,000	9,000	27,000	60,000
Travel expenses	3,828	2,019	11,749	3,514
GST on services	1,319	1,401	4,393	1,506
Payments made	(27,323)	(49,311)	(123,674)	(183,873)
Balance, end of the period	$ 6,660	$ 13,260	$ 6,660	$ 13,260

During the nine month period, the Company purchased services for the sum of $126,612 before GST (December 31, 2005 - $57,240) from Dale Ginn, who is the president of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses and general and administrative expenses on the Company's interim consolidated statement of operations and deficit. At September 30th, 2006, the amounts due to Dale Ginn of $6,660 (December 31, 2005 - $12,420) are included in accounts payable on the Company's interim consolidated statement of financial position. The balance is due on demand and has arisen from the provision of the services referred to above.

Directors' compensation

The majority of the directors of the Company do not receive any fixed salary or director's fees in their capacity as directors. The Company shall pay outside directors a fee of $3,000 per month in their capacity as directors. In the nine month period ended September 30th, 2006, two outside directors each received a director's fee of $9,000, (December 31st, 2005 - $nil).

1.10 Period ending December 31, 2005 and September 30, 2006

On June 30, 2005 San Gold Resources Corporation and Gold City amalgamated to form the Company. The Company issued 43,172,136 common shares to the shareholders of San Gold Resources Corporation on a basis of 1 share of the Company for 1 share of San Gold Resources Corporation and issued 33,810,876 common shares to the shareholders of Gold City on a basis of 1 share of the Company for every 1.9321346 shares of Gold City. The outstanding options and warrants of San Gold Resources Corporation were exchanged for options and warrants of the Company on a 1 for 1 basis and the outstanding options and warrants of Gold City were exchanged for options and warrants of the Company on a 1 for 1.9321346 basis. San Gold Resources Corporation was identified as the acquirer in the business combination. $13,084,809 was assigned to the common shares issued to Gold City shareholders, based on the 10-day rolling average common share price subsequent to the business combination. $374,554 and $830,167 was assigned to the value of the options and warrants issued on the business combination respectively.

1.11 Proposed Transactions

In 2005 and 2006, the Company entered into Royalty Agreements with Red Mile Resources partnerships whereby it received funds in return for royalty participation agreements. Please see the Notes of the company's financial statements for more detail on this item. The Company may pursue similar arrangements during the remainder of 2006.

1.12 Critical Accounting Estimates

This section is not applicable to the Company as the Company has no material accounting estimates.

1.13 Changes in Accounting Policies including Initial Adoption

There have been no changes to the Company's existing accounting policies. The financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

1.14 Financial Instruments and Other Instruments

It is management's opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments. The fair value of its financial instruments approximates the carrying amount.

1.15 Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

At this time, the Company has minimal revenues and acquirès its operating funds primarily by means of equity and debt issues. The proportion of funds spent on direct operating expenses compared to general

expenses is highly variable from quarter to quarter and year to year, depending on the Company's ability to raise exploration and development capital and its exploration and development activities.

Share Capital

Authorized: Unlimited number of common shares
Issued: 127,643,349 common shares (December 31st, 2005 - 95,681,368)

	September 30, 2006	December 31, 2005
Shares subscribed (not issued)	$ 2,520	$ 500,563
Shares issued	50,271,724	32,338,526
	$ 50,274,244	$ 32,839,089

Stock Option Plan

The Company's board of directors has approved a stock option plan, the purpose of which is to provide employees and directors of the Company with the opportunity to participate in the growth and development of the Company. The plan grants options to acquire common shares that immediately vest.

A summary of the status of the Company's share option plan as at September 30th, 2006 and December 31st, 2005 and changes during the periods then ended is as follows:

	September 30, 2006	Average Price	December 31, 2005	Average Price
Balance, beginning of the period	7,642,131	$ 0.311	7,674,941	$ 0.310
Options granted	3,975,000	0.916	250,000	0.380
Options exercised during the period	2,430,355	0.323	200,000	0.170
Options expired during the period	--	--	82,810	0.483
Balance, end of the period	9,186,776	$ 0.584	7,642,131	$ 0.311

As part of the amalgamation between San Gold Corporation and Gold City Industries Ltd., the outstanding options of San Gold Resources Corporation were exchanged for options of San Gold Corporation on a 1 for 1 basis and the outstanding options of Gold City Industries Ltd. were exchanged for options of the Company on a 1 for 1.9321346 basis. In addition, 1,795,941 options were granted to Gold City Industries Ltd. option holders on amalgamation June 30th, 2005.

The following options to purchase common shares were outstanding as at September 30th, 2006:

Date Granted	Price ($)	Number Outstanding	Expiry Date
February 15, 2003	0.170	250,000	Feb 15, 2008
July 5, 2004	0.150	1,800,000	Jul 05, 2009
October 5, 2004	0.170	129,000	Oct 05, 2009
June 30, 2005	0.290	67,285	May 06, 2007
June 30, 2005	0.386	130,663	Sep 08, 2008
June 30, 2005	0.580	25,000	Apr 08, 2009
June 30, 2005	0.483	334,828	May 31, 2009
August 8, 2005	0.380	2,800,000	Aug 08, 2010
October 2, 2005	0.380	25,000	Oct 02, 2010
March 3, 2006	0.650	1,200,000	Mar 30, 2011
May 23, 2006	1.120	300,000	May 23, 2011
May 23, 2006	1.200	1,825,000	May 23, 2011
June 1, 2006	1.120	300,000	June 1, 2011
		8,886,776	

Warrants

A summary of the status of the Company's outstanding warrants as of September 30th, 2006 and December 31st, 2005 and changes during the periods then ended is as follows:

	September 30, 2006	December 31, 2005
Balance, beginning of the period	33,453,554	32,273,932
Add: Warrants granted	--	6,730,410
Less: Warrants exercised	20,478,748	4,212,890
Less: Warrants expired	3,374,198	1,337,898
Balance, end of the period	**9,600,608**	**33,453,554**

The outstanding warrants of San Gold Resources Corporation were exchanged for warrants of the Company on a 1 for 1 basis and the outstanding options of Gold City Industries Ltd. were exchanged for warrants of the Company on a 1 for 1.9321346 basis. In addition, 11,045,560 warrants were granted to Gold City Industries Ltd. option holders on amalgamation on June 30th, 2005.

The following warrants to purchase common shares were outstanding as at September 30th, 2006:

Date granted	Price ($)	Number outstanding	Expiry date
December 31, 2004	0.900	1,476,600	December 31, 2006
June 28, 2005	0.850	848,611	June 28, 2007
June 30, 2005	0.599	935,313	October 29, 2006
July 28, 2005	0.850	209,000	July 28, 2007
November 15, 2005	0.700	1,205,000	November 15, 2006

December 2, 2005	0.700	2,864,589	December 2, 2006
December 29, 2005	0.700	2,061,495	December 29, 2006
		9,600,608	

Convertible debentures

In 2004, San Gold Resources Corporation completed offerings of subordinate convertible, redeemable, retractable debentures in the amount of $2,111,000. The Debentures had a term of two years from the initial closing date (November 3rd, 2004), and interest at a rate of 9.5% per annum from the date of issuance until the first anniversary of the initial closing date, and 10.5% per annum in the second year from the initial closing date. The Debentures were converted into common shares at a price of $0.40 per share for a total of 5,277,500 shares on January 31st, 2006. Interest of $43,702 was paid by the issue of 69,641 common shares at an average price of $0.628.

During the nine month period ended September 30th, 2006, $10,000,000 worth of 2 year senior convertible redeemable debentures were issued. The Debentures have a term of two years and bear interest at a rate of 10% per annum. Holders of Debentures may elect to receive interest payments in common shares of the Company (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the Debenture holders into common shares of the Company at a price of $0.80 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Company at any time at the option of the Company subject to the right of the Debenture holders to convert their Debentures into common shares upon such notice of redemption.

The following allocation of the convertible Debentures to debt and equity components is based on the net present value of future interest and principal payments with an estimated cost of borrowing (without the conversion option) of 13% for the Debentures:

	Debt	Equity	Total
	$	$	$
Debentures outstanding at issue	9,517,739	482,261	10,000,000

The following schedule reflects the financing costs associated with the convertible debentures.

	Three Month Period Ended		Nine Month Period Ended	
	September 30, 2006	August 31, 2005	September 30, 2006	August 31, 2005
Accretion of debentures	$ 81,470	$ 18,160	$ 200,999	$ 45,400
Interest expense	252,055	50,548	564,217	161,880
	$ 333,525	**$ 68,708**	**$ 765,216**	**$ 207,280**

The difference between the accretion of the debt and accrued interest increases the debt component of the debentures from the initial carrying amount and is included in financing expense.

Royalty Obligations

In December 2005, the Company's 100% owned subsidiary, Rice Lake Gold Corporation, entered into agreements with two unrelated investment partnerships Red Mile Resources No. 9 Limited Partnership and Red Mile Resources Fund No. 2 Limited Partnership (collectively, "Red Mile"). Rice Lake Gold Corporation sold to Red Mile a production royalty for proceeds of $10,000,000.

As part of this transaction, $10,000,000 of the sales price was loaned to a financial institution in exchange for a promissory note bearing interest at 6%, and has been pledged to secure the obligation under the royalty agreement. Pursuant to the agreement, the Company received $522,511 in December 2005 as a prepayment of interest on the promissory note. Of the prepayment of interest, $3,288 of interest was recognized in 2005, $150,000 was recognized in the first quarter, $150,000 was recognized in the second quarter, and $150,000 was recognized in the third quarter of 2006. The balance is presented as deferred interest and will be recognized throughout the second half of 2006. Pursuant to the agreement the Company will receive $536,852 in the first quarter of 2006 for the indemnification provided to third parties for any breach of the royalty agreement by the Company. The funds received pursuant to the indemnification agreement will be presented as deferred revenue and will be recognized over the expected remaining life of the royalty agreement.

Annual royalties will be payable to Red Mile at rates ranging from $5.00 to $49.51 per ounce of gold produced during the period of the agreement to the later of December 31st, 2015 and five years after the end of commercial production from the mine. During the term of the agreements, the Company is entitled to have amounts held under the promissory notes used to make payments under the royalty obligations.

Under certain circumstances, 6493068 Canada Ltd., a 100% owned subsidiary of Rice Lake Gold Corporation, will have the right to purchase ("Call") the Red Mile partnership units or the right to receive the royalty at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to Rice Lake Gold Corporation under the promissory note. Under certain circumstances, Red Mile will have the right to sell ("Put") their partnership units to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to 6493068 Canada Ltd.'s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

In addition to the royalty, Rice Lake Gold Corporation has granted a net profit interest ("NPI") for the years 2011 to 2015 inclusive. Minimum gold price thresholds of $875, $1,075 and $1,275 per ounce trigger NPI levels of 1%, 2% and 3% respectively. No NPI is payable until Rice Lake Gold Corporation recovers its capital invested including reserve and interest charges.

In June 2006, the Company's 100% owned subsidiary (through Rice Lake Joint Venture Inc.), Rice Lake Gold Corporation, entered into agreements with two unrelated investment partnerships Red Mile Resources No. 3 Limited Partnership and Red Mile Resources Fund No. 6 Limited Partnership (collectively, "Red Mile"). Rice Lake Gold Corporation sold to Red Mile a production royalty for proceeds of $15,000,000.

As part of this transaction, $15,000,000 of the sale price was loaned to a financial institution in exchange for a promissory note bearing interest at 7%, and has been pledged to secure the obligation under the royalty agreement. Pursuant to the agreement, the Company received $566,712 as a prepayment of interest on the promissory note and a payment of $527,671 as an interest payment on the purchase price. Of the prepayment of interest, $43,371 of interest was recognized in the quarter ended June 30th, 2006 and $266,007 was recognized in the quarter ended September 30th, 2006. The balance is presented as deferred interest and will be recognized in the final quarter of 2006. Pursuant to the agreement the Company received $255,616 during the second quarter of 2006 for the indemnification provided to third parties for any breach of the royalty agreement by the Company. The funds received pursuant to the indemnification agreement will be presented as deferred revenue and will be recognized over the expected remaining life of the royalty agreement.

Annual royalties will be payable to Red Mile at rates ranging from $5.00 to $49.51 per ounce of gold produced during the period of the agreement to the later of December 31st, 2016 and five years after the end of commercial production from the mine. During the term of the agreements, the Company is entitled to have amounts held under the promissory notes used to make payments under the royalty obligations.

Under certain circumstances, 6573258 Canada Ltd., a 100% owned subsidiary of Rice Lake Gold Corporation, will have the right to purchase ("Call") the Red Mile partnership units or the right to receive the royalty at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to Rice Lake Gold Corporation under the promissory note. Under certain circumstances, Red Mile will have the right to sell ("Put") their partnership units to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to 6573258 Canada Ltd.'s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

In addition to the royalty, Rice Lake Gold Corporation has granted a net profit interest ("NPI") for the years 2011 to 2015 inclusive. Minimum gold price thresholds of $875, $1,075 and $1,275 per ounce trigger NPI levels of 1%, 2% and 3% respectively. No NPI is payable until Rice Lake Gold Corporation recovers its capital invested including reserve and interest charges.

Disclosure Controls and Procedures

Management has ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Corporation is disclosed on a timely basis, particularly, information relevant to the period in which annual filings are being prepared. Management believes these disclosure controls and procedures have been effective during the reporting period covered by this document.

Additional Information

Additional information relating to the Company is available on the internet at the SEDAR website located at www.sedar.com and at the Company's website at www.sangoldcorp.com

Form 52-109F2 – Certification of Interim Filings

San Gold Corporation

I, Hugh Wynne, Chairman and Chief Executive Officer of San Gold Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of San Gold Corporation (the issuer), for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 29, 2006.

"Hugh Wynne"
Hugh Wynne
Chairman and Chief Executive Officer
San Gold Corporation

Form 52-109F2 – Certification of Interim Filings

San Gold Corporation

I, Richard Boulay, Chief Financial Officer of San Gold Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of San Gold Corporation (the issuer), for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 29, 2006.

"Richard Boulay"

Richard Boulay
Chief Financial Officer
San Gold Corporation

SAN GOLD CORPORATION
MARCH 31, 2007
NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

If an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor had not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SAN GOLD CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

	MARCH 31 2007	DECEMBER 31 2006
CURRENT ASSETS		
Cash	$ 979,775	$ 12,210,678
Accounts receivable	962,157	1,862,244
Marketable securities (Note 3)	1,811,831	837,332
Supply inventory	570,078	788,961
Gold in process	3,404,707	2,719,891
Prepaid expenses	218,040	180,525
	7,946,588	**18,599,631**
PROPERTY, PLANT & EQUIPMENT (Note 4)	**8,203,364**	**6,878,139**
MINERAL PROPERTIES (note 5)	**31,901,603**	**28,245,175**
OTHER ASSETS		
Collateral deposit	450,000	450,000
Deferred financing costs (Note 6)	-	877,604
Mining claims and options (Note 7)	459,649	332,649
Promissory note (Note 16)	59,373,663	58,949,805
	60,283,312	**60,610,058**
	$ 108,334,867	**$ 114,333,003**

LIABILITIES

	MARCH 31 2007	DECEMBER 31 2006
CURRENT LIABILITIES		
Accounts payable & accrued liabilities	$ 3,535,131	$ 4,893,516
Convertible debentures (Note 13)	7,463,740	-
Deferred revenue (Note 18)	625,951	644,383
Current portion long-term debt (Note 8)	348,157	172,950
Current portion of royalty obligation (note 16)	1,005,215	579,013
	12,978,194	**6,289,862**
LONG-TERM LIABILITIES		
Asset retirement obligation (Note 9)	1,253,514	1,222,306
Convertible debentures (Note 13)	5,914,479	15,811,741
Long-term debt (Note 8)	617,870	253,155
Royalty obligation (Note 16)	58,868,160	58,868,163
	66,654,023	**76,155,365**
SHAREHOLDERS' EQUITY		
Share capital (Note 10)	69,247,717	65,466,412
Contributed surplus (Note 12)	5,480,781	5,428,333
Deficit	(46,025,848)	(39,006,969)
	28,702,650	**31,887,776**
	$ 108,334,867	**$ 114,333,003**

Commitment (Note 20)

APPROVED BY THE BOARD: *"Hugh Wynne"* __________ Director

"Dale Ginn" ____________ Director

SAN GOLD CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

	QUARTER ENDED MARCH 31 2007	QUARTER ENDED MARCH 31 2006
REVENUE	**$ 453,986**	**$ -**
OPERATIONS		
Operations	3,221,745	2,412,972
Asset retirement accretion	31,208	25,000
Amortization of property, plant, & equipment	508,388	18,468
Depletion of mineral properties	142,705	-
LOSS FROM OPERATIONS	**3,450,060**	**2,456,440**
Exploration	1,199,361	1,655,856
General and administrative	1,351,388	762,183
Accretion of convertible debentures	145,587	53,473
Deferred financing	212,049	131,521
Royalty expense	1,005,212	-
Interest expense	419,108	79,161
Share based compensation	345,441	-
NET LOSS BEFORE OTHER REVENUE	**8,128,206**	**5,138,634**
OTHER REVENUE		
Indemnification fee	18,432	16,227
Interest income	1,050,469	156,707
LOSS FOR THE PERIOD	**7,059,305**	**4,965,700**
DEFICIT - BEGINNING OF THE PERIOD	(39,006,969)	(17,473,460)
Mark to market adjustment to marketable securities	40,426	-
DEFICIT - END OF THE PERIOD	**$ (46,025,848)**	**$ (22,439,160)**
LOSS PER COMMON SHARE: Basic & diluted	(0.0497)	(0.0685)

SAN GOLD CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW

	QUARTER ENDED MARCH 31 2007	QUARTER ENDED MARCH 31 2006
OPERATING ACTIVITIES		
Loss for the period	$ (7,059,305)	$ (4,965,700)
Add: Items not affecting cash		
Accretion - convertible debentures	145,587	53,473
Accretion - asset retirement obligation	31,208	25,000
Amortization - deferred financing costs	212,049	131,521
Amortization - property, plant & equipment	508,388	18,468
Depletion - mineral properties	142,705	-
Share-based compensation	345,441	-
Adjustment from accounting policy adoption	40,426	-
Net change in non-cash working capital	(394,218)	(2,071,334)
	(6,027,719)	(6,808,572)
INVESTING ACTIVITIES		
Purchase of property, plant & equipment	(1,833,613)	(285,707)
Investment in mineral properties	(3,580,250)	-
Increase in marketable securities	(519,841)	(644)
	(5,933,704)	(286,351)
FINANCING ACTIVITIES		
Proceeds from shares issued and subscribed	190,598	4,207,636
Proceeds from capital lease	603,692	-
Proceeds from debentures	-	6,515,465
Convertible debt issue costs	-	(543,906)
Repayment of long-term debt	(63,770)	(24,703)
	730,520	10,154,492
CHANGE IN CASH	(11,230,903)	3,059,569
CASH, BEGINNING OF THE PERIOD	12,210,678	3,544,872
CASH, END OF THE PERIOD	$ 979,775	$ 6,604,441
Supplementary Information		
Interest paid	$ 187,272	$ 23,086

1 Nature of operations and going concern assumption

San Gold Resources Corporation was incorporated under the laws of Manitoba on January 7th, 1997. The Company's main operation consists of exploring for gold primarily in the Bissett area of Manitoba, Canada. Until it is determined that properties contain mineral reserves or resources that can be economically mined, they are classified as exploration properties. The recoverability of deferred expenditures is dependent upon a number of factors, including the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration; development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

On June 30th, 2005, San Gold Resources Corporation and Gold City Industries Ltd. amalgamated to form a new corporation called San Gold Corporation ("the Company"). The Company issued 43,172,136 common shares to the shareholders of San Gold Resources Corporation on a basis of 1 share of San Gold Corporation for 1 share of San Gold Resources Corporation and issued 33,810,876, common shares to the shareholders of Gold City Industries Ltd. on a basis of 1 share of San Gold Corporation for every 1.9321346 shares of Gold City Industries Ltd. The outstanding options and warrants of San Gold Resources Corporation were exchanged for options and warrants of the Company on a 1 for 1 basis and the outstanding options and warrants of Gold City Corporation were exchanged for options and warrants of the Company on a 1 for 1.9321346 basis. San Gold Resources was identified as the acquirer in the business combination. $13,084,809 was assigned to the common shares issued to Gold City Industries Ltd. shareholders, based on the 10-day rolling average common share price subsequent to the business combination. $374,554 and $830,167 was assigned to the value of the options and warrants issued on the business combination respectively. The date of the Company's first financial year-end was August 31st, 2005. Subsequently, the Company changed its financial year-end to December 31st.

Rice Lake Gold Corporation is a wholly owned subsidiary (through Rice Lake Joint Venture Inc.) of the Company. The main business of Rice Lake Gold Corporation is the production of gold from underground ore reserves at the Bissett mine in Manitoba, Canada. Rice Lake Gold Corporation was incorporated on March 18th, 1998. The mine was placed on care and maintenance until August 8th, 2001. The mine, together with the nearby San Gold #1 mine, was readied for production with the initial gold pour taking place on August 23rd, 2006. The Company advances operational funding to Rice Lake Gold Corporation (through Rice Lake Joint Venture Inc.). Active ore production is dependent upon the market price of gold ore, management of production and capital costs, and adequate capital resources to fund operational activities. Rice Lake Gold Corporation and Rice Lake Joint Venture Inc. are dependent on the continued financial support of the Company to fund operations on an ongoing basis.

For the quarter ended March 31st, 2007, the Company had a loss of $7,059,305 (March 31st, 2006 - $4,965,700) including its loss from the operations of Rice Lake Gold Corporation and Rice Lake Joint Venture Inc. In addition to ongoing working capital requirements, the Company must secure sufficient funding for exploration and development programs, general and administration costs and interest charges.

Management is currently seeking to secure necessary financing through a combination of exercise of existing warrants for the purchase of common shares, the issue of new equity or debt instruments, the entering into of joint venture agreements, and gold production. Although management may have been successful in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

These interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. These interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

2 Significant accounting policies

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. The accounting principles used in these interim consolidated financial statements are consistent with those used in the Company's December 31st, 2006 annual consolidated financial statements. These interim consolidated financial statements do not include all of the information and disclosure required by Canadian generally accepted accounting principles for annual financial statements, and should be read in conjunction with the December 31st, 2006 annual consolidated financial statements.

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments:

Section 3855, "Financial Instruments – Recognition and Measurement"

Section 3865, "Hedging"

Section 1530, "Comprehensive Income"

Section 3251, "Equity"

Section 3861, "Financial Instruments – Disclosure and Presentation"

Section 1506, "Accounting Changes"

These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

a. Section 3855, "Financial Instruments – Recognition and Measurement"

This standard sets out criteria for the recognition and measurement of financial instruments and requires that all financial instruments within its scope, including derivatives, are to be included on the Company's balance sheet and measured either at fair value or, when fair value may not be considered most relevant, at cost or amortized cost in certain circumstances, Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As part of the transitional provisions within this section, the Company's outstanding financial assets and liabilities at the effective date of the adoption have been recognized and measured in accordance with the new requirements as if these requirements had always been in effect.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue, or disposal of a financial asset or financial liability. Transaction costs are expensed as incurred for financial instruments classified or designated as held for trading. The effective interest method of amortization is used for any transaction costs for financial instruments measured at amortized cost.

2. Significant accounting policies (continued)

Financial assets are classified as loans and receivables, held-to-maturity investments, available-for-sale, or held-for-trading. Financial liabilities are classified as either held-for-trading or other financial liabilities. Initial classification of the Company's financial instruments affects their initial and subsequent measurement as well as subsequent recognition of changes in the value of these instruments.

Loans and receivables, held-to-maturity investments, and other financial liabilities are initially measured at fair value; measurement of these items in subsequent reporting periods is at amortized cost. Gains and losses associated with measurement in subsequent reporting periods are recognized in net earnings.

Available-for-sale financial assets are initially measured at fair value; measurement in subsequent reporting periods is also at fair value. Gains and losses from such revaluations are included in other comprehensive income. If available-for-sale financial assets are disposed of, gains and losses recognized in other comprehensive income are transferred to net earnings.

Held-for-trading financial instruments are initially measured and subsequently measured at fair value. Subsequent to initial measurement, all gains and losses are included in net earnings in the period in which they arise.

Derivative instruments are recorded on the balance sheet at fair value including those derivatives that are embedded in a financial instrument or other contract but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments are recognized in net earnings, except for derivatives that are designated as cash flow hedges, in which case the fair value change for the effective portion of such hedging relationships are recognized in Other Comprehensive Income.

The Company may designate its any financial instrument whose fair value can be reliably measured as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855.

The Company has designated its Accounts payable, Convertible debentures, Long term debt and Royalty obligation as other liabilities pursuant to CICA Handbook Section 3855, all of which are reflected on the balance sheet at amortized cost using the effective interest method of measurement.

Cash and marketable securities and Collateral deposit have been designated as held for trading pursuant to CICA Handbook Section 3855, both of which are reflected on the balance sheet at fair value.

The Company has designated Accounts receivable and promissory note as Loans and receivables pursuant to CICA Handbook Section 3855. Both of which are reflected on the balance sheet at amortized cost using the effective interest method of measurement.

As a result of adopting the above standards, the Company recorded a transition adjustment of $40,426 net of tax of $0 to the opening balance of retained earnings in recognition of the adjustment of marketable securities to fair value. There is no transition adjustment attributable to the above standards recognized in the opening balance of AOCI at January 1, 2007.

2. Significant accounting policies (continued)

b. Section 3865 "Hedging"

This standard specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies including fair value hedges and cash flow hedges.

In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in net earnings. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective as defined by the standard ("effective"), will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion as defined by the standard ("ineffective") will be recognized in net earnings. The amounts recognized in AOCI will be reclassified to net earnings in those periods in which net earnings is affected by the variability in the cash flows of the hedged item.

Deferred gains or losses on the hedging instrument with respect to fair value hedging relationships that were discontinued prior to the transition date but qualify for hedge accounting under the new standards will be recognized in the carrying amount of the hedged item and amortized to net earnings over the remaining term of the hedged item for fair value hedges, and for cash flow hedges will be recognized in AOCI and reclassified to net earnings in the same period during which the hedged item affects net earnings. However, for discontinued hedging relationships that do not qualify for hedge accounting under the new standards, the deferred gains and losses will be recognized in the opening balance of deficit on transition.

The Company presently does not have any hedging transactions.

c. Section 1530 "Comprehensive Income"

Comprehensive income includes net income and other comprehensive income ("OCI"). OCI generally includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation adjustments net of hedging arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. The Company's financial statements will include a statement of other comprehensive income for any items included in OCI while the cumulative amount and accumulated other comprehensive income ("AOCI"), will be presented as a category of shareholders' equity.

d. Section 3251 "Equity"

With the introduction of the new standards relating to financial instruments, the CICA has replaced previous Section 3250 – Surplus with Section 3251 – Equity. This new section establishes standards for the presentation of equity and changes in equity during the reporting period.

2. Significant accounting policies (continued)

e. Section 3861, "Financial Instruments – Disclosure and Presentation"

This Section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments. This section also deals with disclosure of information about the nature and extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and the Company's policies for controlling those risks.

f. Section 1506, "Accounting Changes"

The objective of this Section is to prescribe the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section is intended to enhance the relevance and reliability of an entity's financial statements and the comparability of those financial statements over time and with the financial statements of other entities.

g. Future changes to significant accounting policies

CICA Handbook Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. These new sections will replace CICA Handbook 3861. These Sections establish standards for presentation of financial instruments and non-financial derivatives and complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Handbook Section 3855 – Financial Instruments – Recognition and Measurement, Handbook Section 3865 – Hedges. The sections deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

CICA Handbook Section 1535 – Capital Disclosures will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The section will require the Company to disclose information that enables users of its financial statements to evaluate the Company's objectives, policies and processes for managing capital.

The Company is currently considering the affect on the financial statements of the new standards.

3. Marketable securities

	March 31, 2007	December 31, 2006
5-year GIC, interest at 4.25% paid annually, maturing July 2009, pledged as security for long-term debt (1)	$ 69,232	$ 68,560
1-year cashable GIC, interest at 4.15%, maturing January 2008. (1)	453,735	--
Gold certificates, 1,688.48 oz with a market value at March 31, 2007 being $763.328 per oz or $1,288,864	1,288,864	768,772
	$ 1,811,831	**$ 837,332**

(1) Note, as interest rates in the above noted securities approximate market rates, fair value approximates noted carrying value and no adjustment to fair value has been undertaken.

4. Property, plant and equipment

	March 31, 2007			December 31, 2006		
	Cost	Accumulated amortization	Net Book Value	Cost	Accumulated amortization	Net Book Value
Land	$ 469,210	$ --	$ 469,210	$ 469,210	$ --	$ 469,210
Buildings	981,641	40,627	941,014	341,868	32,846	309,022
Motor vehicles	50,844	22,982	27,862	42,344	21,028	21,316
Furniture and office equipment	262,892	90,844	172,048	243,528	82,293	161,235
Assets under capital lease	652,147	17,373	634,774	42,760	--	42,760
Plant and equipment	6,445,712	487,256	5,958,456	5,889,123	14,527	5,874,596
	$ 8,862,446	**$ 659,082**	**$ 8,203,364**	**$ 7,028,833**	**$ 150,694**	**$ 6,878,139**

5. Mineral properties

	March 31, 2007			December 31, 2006		
	Cost	Accumulated depletion	Net Book Value	Cost	Accumulated depletion	Net Book Value
Mine development	$16,480,336	$ 246,952	$16,233,384	$16,480,336	$270,047	$16,210,289
Mineral properties	16,009,619	341,400	15,668,219	12,210,486	175,600	12,034,886
	$32,489,995	**$ 588,352**	**$31,901,603**	**$28,690,822**	**$445,647**	**$28,245,175**

6. Deferred financing costs

	March 31, 2007	December 31, 2006
Balance, beginning of the period	$ 877,604	$ 110,023
Debenture issue costs	-	1,172,171
Share issue costs of convertible debentures	-	(110,023)
Amortization of debenture issue costs	(212,049)	(294,567)
Deferred financing costs netted to liability	(665,555)	-
Balance, end of the period	**$ -**	**$ 877,604**

7. Mining options

Summary of mining options:

	Partner	Location	Agreement entered	March 31, 2007 Carrying Value	Commitment for option
1	Peter Dunlop	7 claims	April 2004	$431,449 (December 31st, 2006 - $304,449) 3% Net smelter return to optioner, may be bought down by optioner	$875,000 by the third anniversary with $175,000 in Year 1 and $250,000 by Year 2
2	Greenbelt Gold Mines Inc.	27 claims 50% interest	January 2005	$28,200 (December 31st, 2006 - $28,200)	$750,000 by third anniversary with $200,000 in year 1 and $250,000 in year 2
3	Marum Resources Inc. (a director of Marum Resources Inc. is also a director of the Company)	2,223 hectares 20 claims Adjacent to Western boundry of Company's gold mine 50 % interest	August 2005	$nil (December 31st, 2006 - $nil) Optioner retains 3% gross overriding royalty on precious metals and 3% net smelter returns on base-metal production	$750,000 in exploration work over the 3 year period ending in August 2008 $100,000 in year 1, $250,000 in year 2 and $400,000 in Year 3
4	Marum Resources Inc. (a director of Marum Resources Inc. is also a director of the Company)	Beresford Lake 10 claims 2,320 hectares 25 km southeast of existing minesite	October 2005	$nil (December 31st, 2005 - $nill) 3 % overriding royalty on 3 of the claims (Blue Ace Group) 0.5 % royalty for the rest of the claims	$750,000 by August 31, 2008 $100,000 by August 2006 $250,000 in year 2 $500,000 in year 3 First year exploration commitment not met
5	Bissett Mineral Exploration Limited Partnership (a partner of Bissett Mineral Exploration Limited Partnership is also a director of the Company)	Mineral claims	1997	$nil (December 31st, 2005 - $25,000)	The claim is accounted for as a part of mineral properties in 2006.
6	Corbett	Mineral claim W-5284	November 2005	$nil (December 31st, 2005 - $19,000l)	The claim was transferred to mineral properties in 2006.
	Total			$459,649 (December 31st, 2006 - $332,649)	

8. Long-term debt

	March 31, 2007	December 31, 2006
Term loan, repayable at $1,034 monthly plus interest at prime plus 1.500%, secured by marketable securities, due July 2009	$ 28,912	$ 32,014
Term loan, repayable at $8,238 monthly including interest, interest at prime less 0.5%, secured by the collateral deposit of $450,000	279,691	300,336
Term loan, repayable at $5,936 blended monthly payments at 13% interest rate, secured by specific equipment, due February 2008	60,999	76,385
Capital lease, repayable at $20,960 blended monthly payments at 18% interest rate, secured by specific equipment, due January 2010	581,823	-
Capital lease, repayable at $1,020 monthly including interest at 7.1%, secured by specific equipment	14,602	17,370
Total	966,027	426,105
Current portion	348,157	172,950
Long-term portion	**$ 617,870**	**$ 253,155**

Principal due on long-term debt by period end and in aggregate over the next four years is approximately as follows:

March 31, 2008	$ 348,157
March 31, 2009	312,534
March 31, 2010	297,162
March 31, 2011	8,174
	$ 966,027

9. Asset retirement obligation

The mine operates under Environmental License No. 2161 S1 RR issued by Manitoba Conservation in March 1996 and amended in September 1998. The mine also has a closure and rehabilitation plan that has been accepted by Manitoba Industry, Trade, and Mines. A closure plan for the Bissett Gold Mine was submitted on September 1st, 2001. The plan covers all aspects of rehabilitation of the mine including post closure monitoring.

The Company's asset retirement obligations consists primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and re-contouring, re-vegetation, water treatment and demolition. In determining the estimated costs, the Company considers such factors as changes in laws and regulations and requirements under existing permits. Such analyses are performed on an ongoing basis. In calculating the fair value of the Company's asset retirement obligation, management used a credit adjusted risk-free rate applicable to the Company.

9. Asset retirement obligation (continued)

The total estimated cost for the closure and post closure monitoring is $3,300,000. At March 17th, 2004, the Company present valued this liability at $932,000 and is accreting it over a 13 year period at the Company's credit adjusted risk-free rate of prime rate plus 6%. For the quarter ended March 31st, 2007 the Company recorded accretion expense of $31,208 (March 31st, 2006 – $25,000).

10. Share capital

Authorized: Unlimited number of common shares
Issued: 144,998,029 common shares (December 31st, 2006 – 141,055,425)

	March 31, 2007	December 31, 2006
Shares subscribed (not issued)	$ –	$ 186,028
Shares issued	69,247,717	65,280,384
	$ 69,247,717	**$ 65,466,412**

Shares subscribed represents amounts received or receivable for options and warrants for which shares have not been issued.

The Company's board of directors has approved a stock option plan, the purpose of which is to provide employees and directors of the Company with the opportunity to participate in the growth and development of the Company. The plan grants options to acquire common shares that immediately vest.

	March 31, 2007		December 31, 2006	
Balance, beginning of the period	141,055,425	$ 65,280,384	95,681,368	$ 32,338,526
Private placements	-	-	7,111,511	13,933,899
Options exercised	429,390	395,340	2,580,355	962,224
Warrants exercised	214,154	183,508	30,235,050	15,739,033
Debentures converted	1,977,500	2,043,805	5,277,500	2,111,000
Debenture interest converted	872,983	803,130	69,641	43,702
Non monetary issues	448,577	541,550	100,000	152,000
Balance, end of the period	**144,998,029**	**$ 69,247,717**	**141,055,425**	**$ 65,280,384**

11. Options and warrants

The fair value approach of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants: dividend yield of 0% (December 31st, 2006 – 0%), expected volatility of 50% (December 31st, 2006 – 88%), risk free interest rate of 4.08% (December 31st, 2006 – 3.84%), and expected life of 1,825 days (December 31st, 2006 – 1,825 days).

A summary of the status of the Company's share option plan as at March 31st, 2007 and December 31st, 2006 and changes during the periods then ended is as follows:

	March 31, 2007	Average Price	December 31, 2006	Average Price
Balance, beginning of the period	8,386,776	$ 0.556	7,642,131	$ 0.311
Options granted	601,724	1.120	3,325,000	0.916
Options exercised during the period	429,390	0.542	2,580,355	0.342
Options expired during the period	--	--	--	--
Balance, end of the period	**8,559,110**	**$ 0.606**	**8,386,776**	**$ 0.556**

The following options to purchase common shares were outstanding as at March 31st, 2007:

Date Granted	Price ($)	Number Outstanding	Expiry Date
February 15, 2003	0.170	250,000	Feb 15, 2008
July 5, 2004	0.150	1,700,000	Jul 05, 2009
October 5, 2004	0.170	129,000	Oct 05, 2009
June 30, 2005	0.290	36,230	May 06, 2007
June 30, 2005	0.386	97,023	Sep 08, 2008
June 30, 2005	0.580	25,000	Apr 08, 2009
June 30, 2005	0.483	270,133	Jun 01, 2009
August 8, 2005	0.380	2,500,000	Aug 08, 2010
October 2, 2005	0.380	25,000	Oct 02, 2010
March 3, 2006	0.650	800,000	Mar 03, 2011
May 23, 2006	1.200	1,825,000	May 23, 2011
June 1, 2006	1.120	300,000	Jun 01, 2011
December 13, 2006	1.080	300,000	Dec 13, 2011
January 29, 2007	1.160	301,724	Jan 26, 2012
		8,559,110	

11. Options and warrants (continued)

A summary of the status of the Company's outstanding warrants as of March 31st, 2007 and December 31st, 2006 and changes during the periods then ended is as follows:

	March 31, 2007	December 31, 2006
Balance, beginning of the period	1,057,611	33,453,554
Warrants granted	-	-
Warrants exercised	-	(30,235,050)
Warrants expired	-	(2,160,893)
Balance, end of the period	**1,057,611**	**1,057,611**

The following warrants to purchase common shares were outstanding as at March 31st, 2007

Date granted	Price ($)	Number outstanding	Expiry date
June 28, 2005	0.850	848,611	June 28, 2007
July 28, 2005	0.850	209,000	July 28, 2007
		1,057,611	

12. Contributed surplus

Changes in contributed surplus consisted of the following:

	March 31, 2007	December 31, 2006
Balance, beginning of the period	$ 5,428,333	$ 5,115,520
Conversion of debentures	-	(102,413)
Equity adjustment on debentures	-	1,188,299
Debentuers converted to shares	(130,251)	-
Warrants exercised	-	(2,591,675)
Warrants expired	-	(272,479)
Options issued	345,441	2,780,299
Options exercised	(162,742)	(689,218)
Balance, end of the period	**$ 5,480,781**	**$ 5,428,333**

13. Convertible debentures

In 2004, San Gold Resources Corporation completed offerings of subordinate convertible, redeemable, retractable debentures in the amount of $2,111,000. The Debentures had a term of two years from the initial closing date (November 3rd, 2004), and interest at a rate of 9.5% per annum from the date of issuance until the first anniversary of the initial closing date, and 10.5% per annum in the second year from the initial closing date. The Debentures were converted into common shares at a price of $0.40 per share for a total of 5,277,500 shares on January 31st, 2006. Interest of $43,702 was paid by the issue of 69,641 common shares at an average price of $0.628.

In February 2006, $10,000,000 worth of 2 year senior convertible redeemable debentures were issued. The Debentures have a term of two years and bear interest at a rate of 10% per annum. Holders of Debentures may elect to receive interest payments in common shares of the Company (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the Debenture holders into common shares of the Company at a price of $0.80 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Company at any time at the option of the Company subject to the right of the Debenture holders to convert their Debentures into common shares upon such notice of redemption.

In October 2006, $6,734,000 worth of 2 year senior secured convertible redeemable debentures were issued. The Debentures have a term of two years and bear interest at a rate of 10% per annum. Holders of Debentures may elect to receive interest payments in common shares of the Company (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the Debenture holders into common shares of the Company at a price of $1.60 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Company at any time at the option of the Company subject to the right of the Debenture holders to convert their Debentures into common shares upon such notice of redemption.

The following allocation of the convertible Debentures to debt and equity components is based on the net present value of future interest and principal payments with an estimated cost of borrowing (without the conversion option) of 13% for the Debentures:

	November 2004 Debenture	February 2006 Debenture	October 2006 Debenture	Total
Liability	$ 2,008,588	$ 7,770,155	$ 6,273,619	$ 16,052,362
Equity	102,412	316,291	460,381	879,084
	2,111,000	8,086,446	6,734,000	16,931,446
Conversion of debentures	(2,111,000)	-	-	(2,111,000)
Principal - March 31, 2007	**$ -**	**$ 8,086,446**	**$ 6,734,000**	**$ 14,820,446**

13. Convertible debentures (continued)

The accretion of the liability component of the convertible debentures, which increases the liability component from the initial allocation on the date of issuance, is reported as accretion of convertible debentures in the statement of operations.

	November 2004 Debenture	February 2006 Debenture	October 2006 Debenture	Total
Liability, December 31, 2005	$ 2,071,822	$ -	$ -	$ 2,071,822
Issuance of debentures	-	9,355,918	6,189,783	15,545,701
Accretion	39,178	236,578	29,462	305,218
Redemption of debentures	(2,111,000)	-	-	(2,111,000)
Liability, December 31, 2006	-	9,592,496	6,219,245	15,811,741
Deferred financing costs	-	(306,415)	(359,140)	(665,555)
Accretion		91,213	54,374	145,587
Redemption of debentures	-	(1,913,554)	-	(1,913,554)
Liability, March 31, 2007	**$ -**	**$ 7,463,740**	**$ 5,914,479**	**$ 13,378,219**

The following schedule reflects the financing costs associated with the convertible debentures.

	March 31, 2007	March 31, 2006
Accretion of debentures	$ 145,587	$ 53,473
Interest expense	391,098	67,019
	$ 536,685	**$ 120,492**

14. Income taxes

The provision for income taxes reflects an effective tax rate, which differs from the combined Canadian federal and provincial corporate tax rates for the following reasons:

	Quarter Ended March 31, 2007	Quarter Ended March 31, 2006
Loss for the period before income taxes	$ 7,059,305	$ 4,965,700
Combined statutory tax rate	36.12%	36.62%
Income tax recovery based on statutory rate	2,549,821	1,818,439
Valuation allowance	(2,549,821)	(1,818,439)
	$ -	**$ -**

14. Income taxes (continued)

As at December 31st, 2006, the Company had non-capital loss carry forward amounts available for income tax purposes of $17,200,000 that expire as follows:

Taxation year	December 31, 2006	Expiry
2001	300,000	December 31, 2007
2002	500,000	December 31, 2008
2003	700,000	December 31, 2009
2004	1,200,000	December 31, 2013
2005	2,200,000	December 31, 2014
2005	1,800,000	December 31, 2015
2006	10,500,000	December 31, 2026
	$17,200,000	

The Company has issued flow-through shares to finance certain of its exploration activities. The Company intends to renounce expenditures totalling the amount of the purchase price of the flow-through shares issued to the purchasing shareholders and as a result, tax deductibility of these costs will not be available to the Company. As at March 31st, 2007, the Company had an obligation to renounce $6,721,822 flow through capital to shareholders (December 31st, 2006 - $7,667,267).

15. Related party transactions

Accounts receivable include $51,500 (December 31st, 2006 - $1,314,333) due from shareholders relating to the issue of share capital. The amounts are unsecured and have no fixed terms of payment.

Wynne Mining Ltd., Wynne Drilling Ltd., Wynne's Place Ltd., and Hugh Wynne

	Quarter Ended	
	March 31, 2007	March 31, 2006
Balance, beginning of the quarter	$ (45,792)	$ (154,082)
Exploration expenses	1,456,000	914,393
Management fees	18,000	18,000
GST on services	83,351	65,268
Payments issued	(965,952)	(671,949)
Shares issued	-	-
Balance, end of the quarter	**$ 545,607**	**$ 171,630**

During the quarter, the Company purchased services for the sum of $1,474,000 (March 31st, 2006 - $932,393) from Hugh Wynne, Wynne Mining Ltd. Wynne's Place Ltd., and Wynne Drilling Ltd., (corporations controlled by Hugh Wynne) who is a director of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of exploration expenses and general & administrative expenses on the Company's statement of operations and deficit. The amounts due to Hugh Wynne and controlled corporations on March 31st, 2007 of $545,607 (December 31st, 2006 - $(45,792)) are included in the accounts payables (December 31st, 2006 – accounts receivables) on the Company's interim consolidated statement of financial position. This balance is due on demand and has arisen from the provision of the services referred to above.

15. Related party transactions (continued)

	Quarter Ended	
Dale Ginn	**March 31, 2007**	**March 31, 2006**
Balance, beginning of the period	n/a	$ (12,420)
Salary & employee benefits		24,678
Direct exploration expenses		9,000
Management fees		9,000
Travel expenses		3,460
GST on services		1,502
Payments made		(47,640)
Balance, end of the period		**$ (12,420)**

Dale Ginn became an employee effective January 1, 2007. In the same quarter last year the Company purchased services for the sum of $42,678 from Dale Ginn, who is the president and CEO of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of exploration expenses and general and administrative expenses on the Company's interim consolidated statement of operations and deficit.

16. Royalty obligation

	March 31, 2007	December 31, 2006
Promissory note due February 15, 2015, interest at 6%, pledged to secure royalty obligation	$ 10,000,000	$ 10,000,000
Promissory note due February 15, 2016, interest at 7%, pledged to secure royalty obligation	48,869,000	48,869,000
Accrued interest	504,663	80,805
	$ 59,373,663	**$ 58,949,805**

In the quarter ended March 31st, 2007, the Company sold a production royalty for proceeds of $0 (year ended December 31st, 2006 - $48,869,000). As part of this transaction, $0 (December 31st, 2006 - $48,869,000) of the sales price was invested with a financial institution and has been pledged to secure the Company's obligations under the royalty agreement.

The Company received $0 (2006 - $172,438) in indemnification fees for the indemnification provided for any breach of the royalty agreement by the Company and prepaid interest on the promissory notes of $0 (2006 - $4,342,185). The funds received pursuant to the indemnification have been presented as deferred revenue and will be recognized over the expected remaining life of the royalty agreement.

16. Royalty obligation (continued)

Annual royalties on the 2006 royalty sale will be payable at rates ranging from $29.26 to $155.36 per ounce of gold produced during the period of the agreement to the later of December 31st, 2016 and five years after the end of commercial production from the mine. Annual royalties on the 2005 royalty sale will be payable at rates ranging from $5.00 to $49.51 per ounce of gold produced during the period of the agreement to the later of December 31st, 2015 and five years after the end of commercial production from the mine. During the term of the agreements, the Company is entitled to have amounts held under the promissory notes used to make payments under the royalty obligations.

Under certain circumstances, 100% subsidiaries of Rice Lake Gold Corporation will have the right to purchase ("Call") the Red Mile partnership units or the right to receive the royalty at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to Rice Lake Gold Corporation under the promissory note. Under certain circumstances, the purchaser of the royalties will have the right to sell ("Put") their interest in the royalty to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to the subsidiaries of Rice Lake Gold Corporation's pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

In addition to the royalty, Rice Lake Gold Corporation has granted a net profit interest ("NPI") for the years 2011 to 2016 inclusive. Minimum gold price thresholds of $875, $1,075 and $1,275 per ounce trigger NPI levels of 1%, 2% and 3% respectively. No NPI is payable until Rice Lake Gold Corporation recovers its capital invested including reserve and interest charges.

17. Loss per share

The Company determines basic loss per common share on the weighted average number of outstanding common shares for the period.

Net loss available to common shareholders for the quarter ended March 31st, 2007 is $7,059,305 (March 31st, 2006 - $4,965,700).

	March 31, 2007	December 31, 2006
Basic and diluted shares outstanding	142,142,129	117,733,015

18. Risk management and fair values

In the normal course of its business, the Company is exposed to a number of risks that can affect its operating performance. Management's close involvement in operations helps identify risks and variations from expectations. The Company has not designated transactions as hedging transactions to manage risk. As a part of the overall operation of the Company, management considers the avoidance of undue concentrations of risk. These risks include, and the actions taken to manage them are as follows:

Interest rate risk

Fluctuations in interest rates that can create a cash flow risk for debt subject to variable interest rates.

18. Risk management and fair values (continued)

Credit risk

The Company is exposed to credit risk on accounts receivable.

Currency and commodity price risk

The Company is exposed to foreign exchange risk and commodity price risk as a marketable security that it owns is based on the price of gold. The company also has a USD bank account for settlement of liabilities that arise in USD.

Fair values

The fair values of the Company's financial assets and liabilities, included in net working capital (cash, accounts receivable, accounts payable), approximate their recorded values as at March 31, 2007 and December 31, 2006 due to their short-term nature. The carrying value of the collateral deposit approximates fair value because if the associated debt was reaped, the deposit would be worth carrying value.

For purposes of disclosure the Company calculates the fair value of certain financial assets. The fair value of the company's Promissory note is calculated at $59,373,663 less $651,523 or $58,722,140. The decrease to carrying value is due to increased interest rates available on similar investments in the marketplace. Carrying value is unchanged.

For purposes of disclosure, the Company calculates the fair value of certain financial liabilities. The carrying of the Company's long-term debt is $369,602 (excluding leases) as at March 31, 2007. This amount approximates fair value because the interest rate on the debt is tied to the market rate.

Management has reviewed the expected cash outflows from the Royalty obligation. This review results in an estimated fair value of $58,868,160 less $651,523 or $58,216,637. The decreased fair value is due to management's intent to use the above noted promissory note to repay this obligation. Carrying value is unchanged.

The carrying value of the debt components of convertible debentures payable are impacted by changes in market yields which can result in differences between the carrying value and fair value of instruments. The fair value of the debt component of convertible debentures payable has been estimated based on the current market rates for debentures with similar terms and conditions. The carrying value of the debt component of convertible debentures payable for the period ended March 31, 2007 and December 31, 2006 approximates fair value.

20. Commitments and contingencies

The Bissett mine is committed to a Mining Lease (ML 063) granted by the Manitoba Industry, Trade and Mines for a period of 21 years commencing April 1st, 1992. The license fee is payable annually to the Province of Manitoba.

The Company is involved in and potentially subject to various claims by third parties arising out of the normal course and conduct of its business. The outcome and amount of such claims is not reasonably determinable.

20. Commitments and contingencies (continued)

In addition, the Company is involved in and potentially subject to regular audits from federal and provincial tax authorities relating to income, capital, and commodity taxes and as a result of these audits may receive assessments or reassessments. The Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

To satisfy the closure plan described in Note 10, the Company has agreed to provide a cheque, bond, or letter of credit in the amount of $40,000 as well as a pledge of the current estimated salvage value of mine assets being more than sufficient to cover the calculated value of mine closure and post closure monitoring costs.

21. Subsequent events

On May 1st, 2007, the Company announced its intention to raise $20 million through a marketed best efforts private placement. On May 16th, 2007, the Company cancelled its intentions due to market conditions in effect.

On May 17th, 2007, the Company issued 2,000,000 incentive stock options to purchase common shares, exercisable at $0.96 per common share, to certain key employees and consultants of the Company.

On May 25th, 2007 the Company entered into a Royalty sale transaction with the Red Mile Limited Partnership for an additional production royalty commitment of $38,000,000 to be completed in December of 2007. As a part of the transaction, the company received a deposit of $2,406,657.00 towards purchase price of the Royalty and other fees. Historical transactions of this nature are described in Note 16 of these financial statements.

On May 28th, 2007 the Company disclosed its intent to sell up 10 million units at a price of $1.00 per unit for total gross proceeds of up to $10-million. Each unit will consist of one common share of the corporation and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder thereof to purchase one common share at a price of $1.25 per share for 12 months from the date of issuance and, if unexercised, at a price of $1.50 per share for 12 months thereafter. Closing is expected on or about June 5, 2007

San Gold Corporation

Head Office
PO Box 1000
Bissett MB R0E 0J0

email: info@sangoldcorp.com

website: www.sangoldcorp.com

Management Discussion and Analysis

For the three months ending March 31, 2007

Dated: May 30, 2007

Management Discussion and Analysis
For the three months ended March 31 , 2007

1.1 Date of Report

May 30, 2007

1.2 Overall Performance

The following management discussion and analysis of San Gold Corporation ("San Gold" or the "Company") should be read in conjunction with the Company's audited annual financial statements for the period ending December 31, 2006 and notes thereto and the Company's unaudited financial statements for the three months ended March 31, 2007. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles.

Certain statements contained in the following Management Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performances or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

Management conceptualizes the company as the combined activities of two entities being San Gold Corporation and Rice Lake Gold Corporation. San Gold's main operation consists of exploring for gold primarily in the Bissett area of Manitoba, Canada. The recoverability of deferred expenditures is dependent upon: the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration, development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

The main business of Rice Lake Gold Corporation, San Gold's wholly owned subsidiary through Rice Lake Joint Venture Inc., is the production of gold from underground ore reserves at the Rice Lake Mine in Bissett, Manitoba, Canada and the exploration for new gold deposits in the Rice Lake gold belt. Rice Lake Gold Corporation was incorporated on March 18, 1998. The Rice Lake Mine was placed on care and maintenance from August 8, 2001, and resumed limited operation in the first quarter of 2006 in anticipation of commercial production that will commence during the early part of 2007. Additionally, the San Gold #1 Mine commenced the production of development ore in the first quarter of 2006 in anticipation of commercial production in the second quarter of 2007; together with the continued production of development ore as the mine workings are extended laterally and at depth. The Rice Lake mill, with a capacity of 1,250 tons per day, commenced break-in operations in the second quarter of 2006. Until such time as both gold mines and the mill achieve full commercial production and generate positive cash flow, Rice Lake Gold Corporation shall be dependent on the continued financial support of the Company.

The financings undertaken last year, while substantial, are not sufficient in and of themselves to enable the Company to fund all aspects of its operations for the forthcoming year. If the amount of liquidity proves inadequate to achieve self-sustaining gold production, the Company may be forced to pursue additional equity or debt financing. Although management has been successful in obtaining financing for the Company in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

The Company's unaudited interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. The interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenue and expenses and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

1.3 Selected Annual Information

Note: Additional Annual and quarterly information is available in the Company's Financial Statements that are filed at **www.sedar.com**.

1.4 Results of Operations

During the quarter ended March 31, 2007, and subsequently, the Company concentrated on developing its two active mining properties: firstly the Rice Lake (Bissett) Mine that is located approximately 100 km west of Red Lake on the Western Uchi sub-province. It includes a fully-permitted 1,250 tonne per day mine, mill and infrastructure, and is the only mining and milling facility in the Rice Lake Greenstone Belt (the "Belt"). The Company has also developed a new mine, the San Gold #1 Mine, located three kms east of Bissett. The initial loads of test ore from early long holes from San Gold #1 were mined and milled during the quarter. Ore tonnage from SG #1 has been increasing and management is optimistic they will reach projected levels as production activities get closer.



Rice Lake Gold Mine, Bissett Manitoba



March 15, 2007 – Long hole ore from SG #1

Additionally, the Company maintained an aggressive surface and drilling exploration program on the adjacent claims held by the Company and Rice Lake Gold Corporation. The company undertook significant exploration activities at the Cartwright Zone, adjacent to existing mineral properties. The Company capitalized $945,445 of exploration activity related to the Cartwright zone. Overall, the Company controls 15 kms of mine horizon, containing the Rice Lake Mine and 3 known deposits (SG #1, 2, and 3). In addition, it holds 7000 hectares of exploration property in the Belt, and has the ability to expand its holdings. The Belt is geologically similar to the Red Lake Camp, one of Canada's richest and most extensive gold deposits.

1.4 Results of Operations (continued)

The Company recognized revenue during the quarter of $453,986 on 595 oz. of gold shipped by the Company (Q1 2006 - $0). The Company is still expending resources on maintaining and bringing the operation to higher levels of productive utilization. There are a significant amount of fixed costs associated with enhancing the productive ability of operations which contribute to the increased level of expenditure over the previous year. In addition to ongoing working capital requirements, the Company must secure sufficient funding for exploration and development programs, general and administration costs and interest charges.

The Company capitalized $3,580,250 of expenditures related to the two mineral properties and the Cartwright zone and acquired $1,833,613 of property plant and equipment during the quarter. The Company shipped 595 oz. of gold during the quarter at an average market price per ounce of $CDN 763 and recognized the associated revenue. The Company's first sale of its gold inventory assets on the open market occurred in the subsequent period, gold held as a marketable security had its unrealized gain recognized as at January 1, 2007 with the adoption of the new policy on marketable securities as disclosed in the notes to the financial statements.

The Loss from operations for the quarter ended March 31, 2007 was $3,450,060 compared to $2,456,440 in the same quarter last year. $632,625 of this increase is attributable to the commencement of depletion on mineral properties and amortization of property plant and equipment; $808,773 of the increase is due to an increased level of fixed overhead as operations get closer to production.

Exploration expenses are lower than the same quarter last year by $456,495 largely due to the capitalization of activities related to the Cartwright zone – less of these type of activities were capitalized in the comparative prior period. General and Administrative expenses are higher due to the recognition of commissions on the royalty sale of $348,000 that was not there in the same quarter last year as well as higher levels of administrative salaries and legal expense. Deferred financing expense has also increased due to higher levels of deferred financing over the previous year and is recognized using the effective interest rate method. There is also additional Royalty expense in the three months ended March 31, 2007 of $1,005,212 – note that this expense is largely offset by interest revenue from the restricted promissory note interest income recognized in Other Revenue.

As a result of the above noted, the loss for the 3 months ended March 31, 2007 was $7,059,305 compared to a loss in the prior year in the same quarter of $4,965,700.

On May 25th, 2007 the Company committed to enter into a Royalty sale transaction with the Red Mile Limited Partnership for an additional production royalty commitment of $38,000,000 to be completed in December of 2007. As a part of the transaction, the company received a deposit of $2,406,657.00 towards purchase price of the Royalty and other fees. Historical transactions of this nature are described in Note 16 of the financial statements.

1.5 Summary of Quarterly Results:

	2007	2006				2005		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	453,986	768,771						
Interest and Other Revenue	1,068,901	2,216,958	592,286	1,848,615	693,559	-	-	64,923
Income (Loss)	(7,059,305)	(2,096,781)	(5,589,537)	(6,688,195)	(4,071,304)	(957,770)	(1,123,178)	(1,065,573)
Per share (basic and fully diluted)	(0.05)	(0.01)	(0.04)	(0.06)	(0.04)	(0.05)	(0.05)	(0.05)

Management believes that the increase in fixed costs that occurred over the last year has largely stabilized as the company increases its productive capacity with the expectation of higher levels of production during the balance of the year. In considering variations in quarterly activity, of significance in the 4th quarter of 2006 and to a lesser extent in the second quarter of 2006 was the inclusion of revenues received on account of the Red Mile royalty and investment transactions. These revenues and expenses continue into the 2007 fiscal year. Note that gold revenue is identified in the fourth quarter of 2006. Management also notes that the level of gold inventory increased at the end of the most recently completed quarter by $684,816 over December 31, 2006 as a result of gold in circuit that was poured and shipped early in the subsequent period. Revenue on this gold will not be recognized until the second quarter.

The company includes $511,500 in General and Administrative expense satisfied by the issuance of shares, $794,116 in debenture interest satisfied by the issuance shares and $345,441 of stock based compensation in expense during the quarter.

1.6 Liquidity

As at March 31, 2007, San Gold had $979,775 in cash and cash equivalents compared to $12,210,678 on December 31, 2006. As at March 31, 2007, the Company had a working capital deficit of $5,031,606 compared to a working capital surplus of $12,309,769 on December 31, 2006. Note that debentures which were issued in February of 2006 and are due in February 2008 and are convertible into common shares at $0.80 per share represent $7,463,740 of current liabilities. Without consideration of this debenture liability due within the next twelve months, the Company would be in a working capital surplus position of $2,432,134. This number does not have a defined meaning according to GAAP but management believes it provides useful information to the users of financial information.

The Company continues to meet its obligations and discharge its liabilities as they become due, a necessary condition to maintain its assets and to carry the Rice Lake (Bissett) mine and San Gold #1 mines into commercial production. The Company is dependent on the success of future financings combined with the success of its developing operations to continue towards achieving its plan.

1.7 Capital Resources

During, the quarter, the Company continued to work towards its mine and mill development plans and to carry out its planned exploration programs. Management is confident that additional funds can be obtained from the proceeds of gold sales and by the issuance of additional debt and/or equity, as required.

1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements.

1.9 Transactions with Related Parties

Accounts receivable include $51,500 (December 31st, 2006 - $1,314,333) due from shareholders relating to the issue of share capital. The amounts are unsecured and have no fixed terms of payment.

Wynne Mining Ltd., Wynne Drilling Ltd., Wynne's Place Ltd., and Hugh Wynne

	Quarter Ended	
	March 31, 2007	March 31, 2006
Balance, beginning of the quarter	$ (45,792)	$ (154,082)
Exploration expenses	1,456,000	914,393
Management fees	18,000	18,000
GST on services	83,351	65,268
Payments issued	(965,952)	(671,949)
Shares issued	-	-
Balance, end of the quarter	**$ 545,607**	**$ 171,630**

During the quarter, the Company purchased services for the sum of $1,474,000 (March 31st, 2006 - $932,393) from Hugh Wynne, Wynne Mining Ltd. Wynne's Place Ltd., and Wynne Drilling Ltd., (corporations controlled by Hugh Wynne) who is a director of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of exploration expenses and general & administrative expenses on the Company's statement of operations and deficit. The amounts due to Hugh Wynne and controlled corporations on March 31st, 2007 of $545,607 (December 31st, 2006 - $(45,792)) are included in the accounts payables (December 31st, 2006 – accounts receivables) on the Company's interim consolidated statement of financial position. This balance is due on demand and has arisen from the provision of the services referred to above.

	Quarter Ended	
Dale Ginn	March 31, 2007	March 31, 2006
Balance, beginning of the period	n/a	$ (12,420)
Salary & employee benefits		24,678
Direct exploration expenses		9,000
Management fees		9,000
Travel expenses		3,460
GST on services		1,502
Payments made		(47,640)
Balance, end of the period		**$ (12,420)**

Dale Ginn became an employee effective January 1, 2007. In the same quarter last year the Company purchased services for the sum of $42,678 from Dale Ginn, who is the president and CEO of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of exploration expenses and general and administrative expenses on the Company's interim consolidated statement of operations and deficit. At March 31st, 2007, the amounts due to Dale Ginn of $6,660 (December 31st, 2006 - $(8,180)) are included in accounts payables (December 31st, 2006 – accounts receivables) on the Company's interim consolidated statement of financial position. The balance is due on demand and has arisen from the provision of the services referred to above.

Directors' compensation

The majority of the directors of the Company do not receive any fixed salary. The Company pays outside directors a fee of $3,000 per month in their capacity as directors. In the three month period ended March 31th, 2007, total Director compensation in their capacity as Directors was $36,000 (2006 - $nil).

1.11 Proposed Transactions

There are no proposed transactions that may be disclosed at this time.

1.12 Critical Accounting Estimates

Please refer to the notes to our annual financial statements disclosed on www.sedar.com for a complete description of critical accounting estimates.

1.13 Changes in Accounting Policies including Initial Adoption

The Company initially adopted the following accounting policy during the quarter:

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments:

- **Section 3855, "Financial Instruments – Recognition and Measurement"**
- **Section 3865, "Hedging"**
- **Section 1530, "Comprehensive Income"**
- **Handbook Section 3861 – Financial Instruments – Disclosure and Presentation**
- **Handbook Section 3251 – Equity**
- **Handbook Section 1506 – Accounting Changes.**

These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

1.13 Changes in Accounting Policies including Initial Adoption (continued)

a. Section 3855, "Financial Instruments – Recognition and Measurement"

This standard sets out criteria for the recognition and measurement of financial instruments and requires that all financial instruments within its scope, including derivatives, are to be included on the Company's balance sheet and measured either at fair value or, when fair value may not be considered most relevant, at cost or amortized cost in certain circumstances, Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As part of the transitional provisions within this section, the Company's outstanding financial assets and liabilities at the effective date of the adoption have been recognized and measured in accordance with the new requirements as if these requirements had always been in effect.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability. Transaction costs are expensed as incurred for financial instruments classified or designated as held for trading. The effective interest method of amortization is used for any transaction costs for financial instruments measured at amortized cost.

Financial assets are classified as loans and receivables, held-to-maturity investments, available-for-sale, or held-for-trading. Financial liabilities are classified as either held-for-trading or other financial liabilities. Initial classification of the Company's financial instruments affects their initial and subsequent measurement as well as subsequent recognition of changes in the value of these instruments. Classification of the Company's financial instruments is outlined in a table below.

Loans and receivables, held-to-maturity investments, and other financial liabilities are initially measured at fair value; measurement of these items in subsequent reporting periods is at amortized cost. Gains and losses associated with measurement in subsequent reporting periods are recognized in net earnings.

Available-for-sale financial assets are initially measured at fair value; measurement in subsequent reporting periods is also at fair value. Gains and losses from such revaluations are included in other comprehensive income. If available-for-sale financial assets are disposed of, gains and losses recognized in other comprehensive income are transferred to net earnings.

Held-for-trading financial instruments are initially measured and subsequently measured at fair value. Subsequent to initial measurement, all gains and losses are included in net earnings in the period in which they arise.

Derivative instruments are recorded on the balance sheet at fair value including those derivatives that are embedded in a financial instrument or other contract but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments are recognized in net earnings, except for derivatives that are designated as cash flow hedges, in which case the fair value change for the effective portion of such hedging relationships are recognized in Other Comprehensive Income.

1.13 Changes in Accounting Policies including Initial Adoption (continued)

The Company may designate any financial instrument whose fair value can be reliably measured as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855.

The Company has designated its Accounts payable, Convertible debentures, Long term debt and Royalty obligation as other liabilities pursuant to CICA Handbook Section 3855, all of which are reflected on the balance sheet at amortized cost using the effective interest method of measurement.

Cash and marketable securities and Collateral deposit have been designated as held for trading pursuant to CICA Handbook Section 3855, both of which are reflected on the balance sheet at fair value.

The Company has designated Accounts receivable and promissory note as Loans and receivables pursuant to CICA Handbook Section 3855. Both of which are reflected on the balance sheet at amortized cost using the effective interest method of measurement.

As a result of adopting the above standards, the Company recorded a transition adjustment of $40,426 net of tax of $0 to the opening balance of retained earnings in recognition of the adjustment of marketable securities to fair value. There is no transition adjustment attributable to the above standards recognized in the opening balance of AOCI at January 1, 2007.

b. Section 3865 "Hedging"

This standard specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies including fair value hedges and cash flow hedges.

In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in net earnings. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective as defined by the standard ("effective"), will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion as defined by the standard ("ineffective") will be recognized in net earnings. The amounts recognized in AOCI will be reclassified to net earnings in those periods in which net earnings is affected by the variability in the cash flows of the hedged item.

Deferred gains or losses on the hedging instrument with respect to fair value hedging relationships that were discontinued prior to the transition date but qualify for hedge accounting under the new standards will be recognized in the carrying amount of the hedged item and amortized to net earnings over the remaining term of the hedged item for fair value hedges, and for cash flow hedges will be recognized in AOCI and reclassified to net earnings in the same period during which the hedged item affects net earnings. However, for discontinued hedging relationships that do not qualify for hedge accounting under the new standards, the deferred gains and losses will be recognized in the opening balance of deficit on transition.

The Company presently does not have any hedging transactions.

1.13 Changes in Accounting Policies including Initial Adoption (continued)

c. Section 1530 "Comprehensive Income"

Comprehensive income includes net income and other comprehensive income ("OCI"). OCI generally includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation adjustments net of hedging arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. The Company's financial statements will include a statement of other comprehensive income for any items included in OCI while the cumulative amount and accumulated other comprehensive income ("AOCI"), will be presented as a category of shareholders' equity.

d. Section 3251 "Equity"

With the introduction of the new standards relating to financial instruments, the CICA has replaced previous Section 3250 – Surplus with Section 3251 – Equity. This new section establishes standards for the presentation of equity and changes in equity during the reporting period.

e. Section 3861 "Financial Instruments – Disclosure and Presentation"

This Section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments. This section also deals with disclosure of information about the nature and extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and the Company's policies for controlling those risks.

f. Section 1506 "Accounting Changes"

The objective of this Section is to prescribe the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section is intended to enhance the relevance and reliability of an entity's financial statements, and the comparability of those financial statements over time and with the financial statements of other entities.

1.13 Changes in Accounting Policies including Initial Adoption (continued)

g. Future changes to significant accounting policies

CICA Handbook Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. These new sections will replace CICA Handbook 3861. These Sections establish standards for presentation of financial instruments and non-financial derivatives and complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Handbook Section 3855 – Financial Instruments – Recognition and Measurement, Handbook Section 3865 – Hedges. The sections deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

CICA Handbook Section 1535 – Capital Disclosures will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The section will require the Company to disclose information that enables users of its financial statements to evaluate the Company's objectives, policies and processes for managing capital. The Company is currently considering the affect on the financial statements of the new standards.

San Gold did capitalize expenditures associated with mining properties and related equipment during the quarter in the amount of $5,413,863 as, consistent with policy, in the opinion of management there is now the probability of future benefit with a known time horizon and the existence of an economic plan. No such capitalization occurred in the same quarter of the previous year. The financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

1.14 Financial Instruments and Other Instruments

The Company does not undertake hedging or speculation activities other than timing differences associated with making gold available for sale and selling it. As noted, the Company is evaluating its disclosure in this regard in light of new rules that are coming into effect.

1.15 Other MD&A Requirements and other additional disclosure

Additional Disclosure for Venture Issuers without Significant Revenue

At this time, the Company has minimal revenues and acquires its operating funds primarily by means of equity and debt issues. Of the amount capitalized, $2,193,918 was on account of development at the SG #1 location and $1,229,291 was at the Rice Lake location and $945,445 was related to activities at the Cartwright zone. The proportion of funds spent on direct operating expenses compared to general expenses is highly variable from quarter to quarter and year to year, depending on the Company's ability to raise exploration and development capital and its exploration and development activities.

1.15 Other MD&A Requirements and other additional disclosure (continued)

Discussion on Internal Controls

In interpreting the following two sections on Disclosure Controls and Procedures and Internal Control over Financial Reporting, readers are cautioned that a control system can only provide reasonable, not absolute, assurance that the objectives of the control system are achieved. Due to the inherent limitations in all control systems, an evaluation of controls cannot provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. Inherent limitations include the possibility that the assumptions and judgments of management could ultimately prove to be incorrect under varying conditions and circumstances; or that isolated errors could prove to have a significant impact on the reliability of information.

Additionally, controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people, or by management override. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and it is not possible to provide complete assurance that a control system will succeed in achieving its stated goals under all potential future conditions.

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators). These responsibilities include : (i) designing the Company's disclosure controls and procedures, or causing them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them during the time period where quarterly and annual filings are being prepared; and (ii) evaluating the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the annual filings and causing the Company to disclose in this MD & A their conclusions about the effectiveness of the disclosure controls and procedures based on such evaluation. In connection therewith, the board of directors has created a disclosure committee which has within its mandate to oversee the Company's disclosure practices.

San Gold's management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of March 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of March 31, 2007 in providing reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them.

1.15 Other MD&A Requirements and other additional disclosure (continued)

Internal Control over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer are also responsible for establishing and maintaining internal control over financial reporting (as required by Multilateral Instrument 52-109). These responsibilities include: (i) designing the Company's internal control over financial reporting, or causing it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; and (ii) causing the Company to disclose in this MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Internal control over financial reporting should include policies and procedures that establish, among others, the following items:

- Maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of the Company's assets;
- Reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP;
- Receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and
- Reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and the Chief Financial Officer, carried out an assessment of the design of the Company's internal controls over financial reporting and concluded that the following weaknesses existed as at March 31, 2007 and required disclosure. These items have been reported to the Audit Committee and the Board of Directors, and the remedial actions described below have been mandated by the Board.

Policies and Procedures
The Company did not maintain a complete set of policies and procedures governing decision and authorization processes. As such, reliance was placed on management's substantive review of period end balances, transactions recorded in each period, scrutiny of business activity and centralized cash management to detect errors and ensure the financial statements do not contain material misstatements. The Company has initiated a plan, using a generally recognized framework, to document key processes and controls, and initiated the creation of a set of policies and procedures. The completion of documentation and implementation of the initiative will proceed during 2007.

Information Systems
The Company determined that its information systems and supporting processes require improvements to adequately protect the Company and to provide management information in a timely manner especially given the rapid pace of growth of the Company. It was determined that the current use of multiple systems is inefficient and created inconsistencies in systems, policies, and procedures. In the latter portion of 2006, the Company accelerated its efforts to migrate onto a common platform (for MIS) and hired consultants to formulate and, with management, implement the necessary changes during 2007.

1.15 Other MD&A Requirements and other additional disclosure (continued)

Segregation of Duties

Due to personnel constraints, the Company is reliant on the performance of compensating procedures during its financial close process in order to ensure that the financial statements are presented fairly and accurately, in all material respects. Additional compensating control procedures have been performed in the preparation of our financial statements to ensure their reliability.

These compensating controls include:

- Review of all balances and reconciliations;
- Analytical review and review of performance against expectations.

During the latter part of 2006 and first quarter of 2007 and the period immediately subsequent, the Company enhanced internal controls over financial reporting by introducing the following additional changes:

- Detailed review of controls and recommendations from external consultant,
- Strengthened technical expertise in the accounting and finance areas of the organization;
- Improved overall leadership and governance of the Company with the addition of a new independent member to the Board of Directors, including a new chair of the Audit Committee.
- Updated or created written Board Mandate, Code of Ethics, Insider Trading Policy, Disclosure Committee, and Position Descriptions for Directors and Senior Officers, updated the charter for the Governance, Compensation and Nominating Committee and the Whistleblower Policy.
- Began process to enhance security over assets and data.

Outstanding share data

As of May 30, 2007, the date of this report, the Company had 145,527,779 common shares outstanding and an unlimited number of authorized common shares.

Additional Information

Additional information relating to the Company is available on the internet at the SEDAR website located at www.sedar.com and at the Company's website at www.sangoldcorp.com .

Form 52-109F2 – Certification of Interim Filings

San Gold Corporation

I, R. Dale Ginn, Chief Executive Officer of San Gold Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of San Gold Corporation (the issuer), for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal controls over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May __30__, 2007.

"Signed""
R. Dale Ginn
Chief Executive Officer
San Gold Corporation

Form 52-109F2 – Certification of Interim Filings

San Gold Corporation

I, Gestur Kristjansson, Chief Financial Officer of San Gold Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of San Gold Corporation (the issuer), for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal controls over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007.

Gestur Kristjansson
Chief Financial Officer
San Gold Corporation

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company





2007 AUG -7 A 3:59

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

September 18, 2006

British Columbia Securities Commission
TSX Venture Exchange
Alberta Securities Commission
Manitoba Securities Commission

Dear Sirs:

RE: San Gold Corporation. - Profile # 22422
Annual General Meeting of Shareholders

On behalf of our principal, San Gold Corporation, we wish to confirm the following dates regarding their Annual General Meeting of Shareholders:

DATE OF MEETING	November 10, 2006
RECORD DATE	October 7, 2006
MATERIAL MAIL DATE	October 16, 2006
APPLICABLE SECURITIES	ISIN NO.
Common Shares	CA79780P1045

Yours truly,
CIBC MELLON TRUST COMPANY

"signed"

Jacquie Fisher
Senior Manager, Client Relations
(403) 232-2405

600 The Dome Tower ▫ 333-7th Avenue S.W. Suite 600 ▫ Calgary, A.B. ▫ T2P 2Z1 ▫ Tel 403.232.2400 ▫ www.cibcmellon.com

SAN GOLD CORPORATION

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice of Annual General and Special Meeting and Information Circular

November 10, 2006

This Information Circular is furnished in connection with the solicitation of proxies by the management of San Gold Corporation (the "Company") for use at the Annual General and Special Meeting of shareholders (the "Meeting") to be held on November 10, 2006, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. All costs of this solicitation will be borne by the Company.

SAN GOLD CORPORATION

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General and Special Meeting of the shareholders of San Gold Corporation (the "Company") will be held in Winnipeg, Manitoba, at the Victoria Inn, 1808 Wellington Avenue, Winnipeg, Manitoba, on the 10th day of November, 2006, at 10:00 a.m. (Winnipeg time) (the "Meeting") for the following purposes:

1. To receive the audited financial statements of the Company for the financial year ended August 31, 2005 and the four month financial year ended December 31, 2005, together with the auditors' reports thereon;

2. To elect directors;

3. To appoint auditors;

4. To authorize the directors to fix the remuneration to be paid to the auditors;

5. To re-approve the stock option plan of the Company; and

6. To transact such other or further business as may properly come before the Meeting or any adjournment thereof.

Shareholders unable to attend the Meeting in person are requested to read the enclosed Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, CIBC Mellon Trust Company at Proxy Department, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario, M1S 0A1, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

NOTES:

1. Holders of common shares of the Company who are unable to be present personally at the Meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of Proxy for use at the Meeting.

2. Only holders of common shares of the Company of record at the close of business on October 7, 2006 (the "Record Date"), will be entitled to vote at the Meeting except to the extent that a person has transferred any of his common shares of the Company after the Record Date and the transferee of such shares establishes proper ownership and requests not later than ten days before the Meeting that his name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

DATED at Winnipeg, Manitoba this 12th day of October, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

"Hugh Wynne"
Hugh Wynne, Chairman

SAN GOLD CORPORATION
PO Box 1000, General Delivery
Bissett, Manitoba
R0E 0J0

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of San Gold Corporation (the "Company") for use at the annual general and special meeting of the shareholders of the Company (the "Shareholders") to be held in the Carlton Room at the Victoria Inn, 1808 Wellington Avenue, Winnipeg, Manitoba, on November 10, 2006, at the hour of 10:00 o'clock in the forenoon (Winnipeg time) (the "Meeting") for the purposes set out in the accompanying notice of the Meeting (the "Notice of Meeting").

THIS SOLICITATION IS MADE BY THE MANAGEMENT OF THE COMPANY.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, telegraph or personal interview by officers of the Company, at a nominal cost. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares (the "Common Shares") of the Company held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Company.

Except as otherwise stated, the information contained herein is given as of October 12, 2006.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed instrument of proxy, Hugh Wynne, Chairman, Chief Executive Officer and a director of the Company, and Dale Ginn, President and a director of the Company (the "Management Designees"), have been selected by the directors of the Company and have indicated their willingness to represent as proxies the Shareholders who appoint them.

A Shareholder has the right to designate a person (who need not be a Shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the enclosed instrument of proxy the name of the person to be designated and striking out the names of the Management Designees, or by completing another proper instrument of proxy. Such Shareholder should notify the nominee of the appointment, obtain his consent to act as proxy and should provide instructions on how the Shareholder's shares are to be voted. In any case, an instrument of proxy should be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the instrument of proxy.

An instrument of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to CIBC Mellon Trust Company at Proxy Department, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario, M1S 0A1, at least 48 hours, excluding Saturdays, Sundays and statutory holidays, before the time of the Meeting or any adjournment thereof.

A proxy given by a Shareholder for use at the Meeting may be revoked at any time prior to its use. In accordance with section 142(4) of *The Corporations Act* (Manitoba), in addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. The registered office of the Company is located at 30th Floor, 360 Main Street, Winnipeg, MB R3C 4G1.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from Shareholders of record can be recognized and voted upon at the Meeting. Beneficial Shareholders who complete and return a proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The proxy supplied to Beneficial Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

All references to Shareholders in this Circular and the accompanying proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

PROVISIONS RELATING TO VOTING OF PROXIES

The Common Shares represented by proxy in the enclosed form will be voted or withheld from voting by the designated holder in accordance with the direction of the Shareholder appointing him. If there is no direction by the Shareholder, those Common Shares will be voted for all proposals set out in the instrument of proxy. The instrument of proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters, which may properly come before the Meeting. At the time of printing of this Circular, management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or proposed nominee for election as a director of the Company, or any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the matters to be acted upon at the Meeting.

VOTING SECURITIES, RECORD DATE AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying Notice of Meeting, the Company was authorized to issue an unlimited number of Common Shares without nominal or par value of which, as of the date of the Notice of Meeting there were 127,643,395 Common Shares issued and outstanding as fully paid and non-assessable. The holders of Common Shares are entitled to receive notice of and attend any meeting of the Shareholders of the Company and are entitled to one vote thereat for each Common Share held by them respectively.

Each person who is a holder of a Common Share at the close of business on October 7, 2006 (the "Record Date") will be entitled to notice of and to attend and vote at the Meeting except to the extent such Shareholder transfers the ownership of any of such holder's shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that the transferee owns such shares and demands, not later than ten days before the Meeting, that such transferee's name be included in the list of Shareholders entitled to vote at the Meeting. Such transferee is entitled to vote such shares at the Meeting.

To the knowledge of the directors and senior officers of the Company, as of the date of this Circular, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10 percent of the issued and outstanding Common Shares of the Company.

EXECUTIVE COMPENSATION

"Named Executive Officer" means the following individuals: (a) each Chief Executive Officer of the Company; (b) each Chief Financial Officer of the Company; (c) each of the Company's three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year of the Company and whose total

salary and bonus exceeds $150,000. The Company currently has three Named Executive Officers: (i) Hugh Wynne who acts as the Company's Chairman and Chief Executive Officer; (ii) Dale Ginn, who acts as the Company's President. and (iii) Richard Boulay, who acts as the Company's Chief Financial Officer.

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its publicly traded securities; and

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to motivate performance over a period greater than one financial year, but does not include option or stock appreciation right plans or plans for compensation through securities that are subject to restrictions on resale.

Summary Compensation Table

The following table is a summary of the compensation paid to the Named Executive Officers of the Company in total salary and bonus during the financial years ended December 31, 2005 (4 months only), August 31, 2005 and August 31, 2004 for services rendered to the Company. It should be noted that on June 30, 2005 San Gold Resources Corporation and Gold City Industries Ltd. amalgamated to form the Company. San Gold Resources Corporation was deemed to acquire Gold City Industries Ltd. for accounting purposes. Information contained in the table below prior to June 30, 2005 reflects compensation paid only by San Gold Resources Corporation to its Named Executive Officers.

Name and Principal Position	Annual Compensation				Long Term Compensation			All other Compensation ($)
					Awards	Payouts		
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs (#) (Cumulative)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Hugh Wynne, Chairman, CEO	2005 - Dec	$66,000	Nil	Nil (1)	1,650,000	Nil	Nil	Nil
	2005 - Aug	$108,000	Nil	Nil (1)	950,000	Nil	Nil	Nil
	2004 – Aug	Nil	Nil	Nil (1)	1,000,000	Nil	Nil	Nil
Dale Ginn, President	2005 - Dec	$57,240	Nil	Nil	1,350,000	Nil	Nil	Nil
	2005 - Aug	$127,680	Nil	Nil	700,000	Nil	Nil	Nil
	2004 – Aug	$24,000	Nil	Nil	700,000	Nil	Nil	Nil
Richard Boulay, CFO	2005 – Dec	$24,000	Nil	Nil	950,000	Nil	Nil	Nil
	2005 - Aug	$72,000	Nil	Nil	300,000	Nil	Nil	Nil
	2004 – Aug	$24,000	Nil	Nil	300,000	Nil	Nil	Nil

(1) Wynne Mining Services Inc. and Wynne Drilling Ltd., both companies controlled by Hugh Wynne, have billed the Company for various drilling and mining services provided to the Company. In the financial year ended December 31, 2005 these companies billed the Company a total of $529,578, including the $66,000 that was paid to Hugh Wynne for his services as an officer of the Company as referenced above. In the financial year ended August 31, 2005, these companies billed the Company a total of $1,174,081, including the $108,000 that was paid to Hugh Wynne for his services as an officer of the Company as referenced above. In the financial year ended August 31, 2004, these companies billed San Gold Resources Corporation a total of $547,092. Since December 31, 2005 Wynne Mining Services Inc. and Wynne Drilling Ltd. have billed the Company an additional $1,954,549.

Long Term Incentive Plan Awards

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed financial year.

Option/SAR Grants During Most Recently Completed Financial Year

The Company has a stock option plan that was approved by the shareholders of San Gold Resources

Corporation and Gold City Industries Ltd., the two predecessor companies of the Company, on June 21, 2005. At the Meeting, the Shareholders will be asked to re-confirm the stock option plan in accordance with the policies of the TSX Venture Exchange. See "Particulars of Matters to be Acted Upon – Confirmation of Stock Option Plan."

The Company's three Named Executive Officers were granted stock options in the 4 month period ending December 31, 2005. Hugh Wynne, Dale Ginn and Richard Boulay were each granted 650,000 options to purchase Common Shares exercisable at $0.38 per share until October 2, 2010.

No stock appreciation rights were granted to the Named Executive Officers of the Company during the most recently completed financial year.

Aggregated Option Exercises during the Most Recently Completed Financial Year

No incentive stock options were exercised by the Named Executive Officers during the most recently completed financial year. The following table sets out the financial year-end value (as at December 31, 2005) of stock options held by the Named Executive Officers.

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at Financial Year End Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year End Exercisable/ Unexercisable
Hugh Wynne	Nil	N/A	1,650,000/Nil	$593,000/Nil
Dale Ginn	Nil	N/A	1,350,000/Nil	$458,000/Nil
Richard Boulay	Nil	N/A	950,000/Nil	$278,000/Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

As at the end of the most recently completed financial year, the Company does not have any employment contract or compensatory plan, contract or arrangement with the Named Executive Officers. The Company did enter into certain agreements for other services with certain directors and officers of the Company. See also "Interest of Informed Persons in Material Transactions".

The Company conducts an aggressive and extensive gold exploration program that consists primarily of diamond drilling. The Company exclusively uses the services of Wynne Mining Services Inc. and Wynne Drilling Ltd., both companies controlled by Hugh Wynne, a Named Executive Officer. The costs associated with these contracted services are monitored by the Company's Qualified Persons as defined in National Instrument 43-101 to ensure that the payments for services rendered to the Company are fair and competitive with industry costs for comparable services supplied by comparable contractors, both locally and nationally.

Compensation of Directors

During the financial period ended December 31, 2005, the Company had no arrangements pursuant to which directors were compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below sets forth as of the end of the Company's most recently completed financial year (being December 31, 2005) the number of Common Shares to be issued upon the exercise of outstanding options, warrants and rights pursuant to equity compensation plans.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column 2)
Equity compensation plans approved by securityholders	7,642,131	$0.316	1,926,005
Equity compensation plans not approved by securityholders	Nil	NA	N/A
Total	7,642,131	$0.316	N/A

As noted above, the Company has a stock option plan that was approved by the shareholders of San Gold Resources Corporation and Gold City Industries Ltd., the predecessors of the Company, on June 21, 2005. At the Meeting, the Shareholders will be asked to re-confirm the stock option plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No insiders of the Company and no proposed nominees for election as a director of the Company or any associates or affiliates of the foregoing persons, have had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction since the commencement of the Company's last financial year except as otherwise disclosed in this Circular or as set forth below. None of the foregoing persons has any interest in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as otherwise disclosed in this Circular or as set forth below.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As at September 30, 2006, none of the directors, employees, executive officers, former directors, former employees, former executive officers, promoters, proposed nominees for election as a director or their respective associates or affiliates of the Company is indebted to the Company or its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The directors of the Company are elected to hold office until the next annual general meeting of the Shareholders or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the six nominees listed herein. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that, prior to the Meeting, any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority will be exercised by management to vote the proxy for the election of any other person or persons as directors.

The nominees for the office of director and information concerning them as furnished by the individual nominees are as follows:

Name and Present Office Held	Director Since	# of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised as at the Date of this Information Circular[1]	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years
Hugh Wynne Bissett, MB Chairman, CEO Director (5)	06/2005	6,586,918 Common Shares (1)(4)	Chairman and CEO of the Company. President and CEO of Wynne Mining Services Inc. and Wynne Drilling Ltd.
Dale Ginn Kenora, ON Director (2)(3)(5)	06/2005	1,421,140 Common Shares (1)(7)	President and a director of the Company.
Richard Boulay, Calgary, AB Director (4)	06/2005	425,763 Common Shares (1)(8)	President and director of Marum Resources Inc. since June of 1993.
David Filmon Winnipeg, MB Director (2)(3)	06/2006	38,000 Common Shares (1)	Partner with Aikins, MacAulay & Thorvaldson LLP in Winnipeg, Manitoba since 1998.
Courtney Shearer Bragg Creek, AB Director (2)(3)(4)(5)	06/2005	533,086 Common Shares (1)(9)	Business Development Consultant with Larkspur Associates Inc.
Benjamin Huebert Calgary, AB	NA	1,131,000	Consultant on environmental and community issues to resource companies operating in northern Canada.

Notes:

(1) Before giving effect to the exercise of issued and outstanding stock options or convertible securities.
(2) Member of the audit committee.
(3) Member of the compensation committee.
(4) Member of the governance committee.
(5) Member of the nominations committee.
(6) 222,223 of these shares are held by Wynne Mining Services Inc., a company controlled by Hugh Wynne.
(7) 150,000 of these shares are held by Shelley Ginn, Mr. Ginn's wife.
(8) 90,000 of these shares are held by Brava Management Inc., a company controlled by Richard and Elaine Boulay. 45,000 of these shares are held by Elaine Boulay, Mr. Boulay's wife.
(9) 344,437 of these shares are held by Larkspur Associates Inc., a company controlled by Courtney Shearer.

In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the Common Shares represented by proxy for the election of any other person or persons as directors.

The Company does not have an executive committee of its Board of Directors.

None of the proposed directors of the Company is, as of the date of the Circular, or has been, within 10 years before the date of the Circular, a director or executive officer of any company that, while that person was acting in that capacity:

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the proposed directors of the Company has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become

subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In order for the resolution electing the directors of the Company to be effected, it must be passed by an ordinary resolution (an "Ordinary Resolution"), meaning the affirmative vote of not less than a majority of the votes cast by Shareholders with respect to a particular matter at the Meeting.

Appointment of Auditors

Management proposes to nominate Scarrow & Donald LLP of Winnipeg, Manitoba, the present auditors of the Company, as the auditors of the Company to hold office until the next annual meeting of Shareholders. Scarrow & Donald LLP were first appointed as the auditors of the Company in September, 2005.

In order for the resolution appointing auditors of the Company to be effected, it must be passed by an Ordinary Resolution at the Meeting.

Authorization to fix Remuneration of the Auditors

In the past, the directors have negotiated with the auditors of the Company on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors of the Company were reasonable in the circumstances and would be comparable to fees charged by auditors providing similar services.

In order for the resolution authorizing the directors to fix the remuneration of the auditors to be effected, it must be passed by an Ordinary Resolution at the Meeting.

Confirmation of Stock Option Plan

At the Meeting, the Shareholders will be asked to approve the Company's stock option plan.

The shareholders of San Gold Resources Corporation and Gold City Industries Ltd., the two predecessor companies to the Company, approved the Company's stock option plan (the "Plan") at their respective shareholders meetings on June 21, 2005. Upon amalgamation of San Gold Resources Corporation and Gold City Industries Ltd. the Plan became the stock option plan of the Company. The Plan provides that the aggregate number of Common Shares reserved for issuance under the Plan, together with any stock options outstanding, will represent a maximum of 10% of the number of issued and outstanding Common Shares at any time. This is referred to as a "rolling" plan and, under the rules of the TSX Venture Exchange, the Plan must be approved by the Shareholders at each successive annual meeting of the Company. As of the date of this Management Information Circular, the Company has 127,643,395 Common Shares issued and outstanding. Accordingly, if the Plan is approved, there will be 12,764,340 Common Shares reserved for issuance pursuant to the Plan. This number is subject to adjustment for any increase or decrease in the number of issued and outstanding Common Shares such that the number of Common Shares reserved for issuance pursuant to the Plan, together with any stock options outstanding, shall be equal to 10% of the issued and outstanding Common Shares of the Company.

At the Meeting, the Shareholders will be asked to re-approve the Plan. If approval of the Plan or a modified version thereof is not obtained, the Company will not proceed to grant options under the Plan.

The Plan will be available for inspection at the Meeting. As the Plan is intended to align the interests of management and the Board of Directors with the interests of the Shareholders and to provide added incentive to the optionees, the directors recommend that the Shareholders approve the Plan.

In order for the above resolution to be effected it must be approved by Ordinary Resolution at the Meeting.

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, however if any other matters do arise, the Management Nominees named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set out in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

AUDIT COMMITTEE

Composition of the Audit Committee

The following are the members of the audit committee of the Company:

Dale Ginn	Not Independent (1)	Financially literate (1)
Courtney Shearer	Independent (1)	Financially literate (1)
David Filmon	Independent (1)	Financially literate (1)

(1) As defined in Multilateral Instrument 52-110.

The text of the charter of the audit committee is attached hereto as Schedule "A".

The Company is not required to comply with Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110) because the Company is a "venture issuer" as defined in MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company's financial year ended December 31, 2005 was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's financial year ended December 31, 2005 has the Company relied on the exemption in section 2.4 of MI 52-110 (de minimis non-audit services) or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The audit committee may adopt specific policies and procedures for the engagement of non-audit services as set forth in the charter of the audit committee attached hereto as Schedule "A".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2005 (1)	$59,882	Nil	Nil	Nil
August 31, 2005	$102,297	Nil	Nil	Nil

(1) Four month period.

CHANGE OF AUDITOR

On September 22, 2005, PricewaterhouseCoopers LLP resigned as auditor of the Company at the Company's request in order to permit the appointment of Scarrow & Donald LLP as successor auditor. There was one

unresolved issue in relation to the audit reports in connection with the audits of the Company's financial statements performed by PricewaterhouseCoopers LLP. The unresolved issue related to the business acquisition report filed by the Company in connection with the amalgamation of San Gold Resources Corporation and Gold City Industries Ltd. The resignation of PricewaterhouseCoopers LLP and the appointment of Scarrow & Donald LLP was considered and approved by the audit committee of the Company.

A copy of the reporting package that was filed with The Manitoba Securities Commission, the British Columbia Securities Commission, the Alberta Securities Commission and the TSX Venture Exchange regarding the change of auditor, as required by National Instrument 51-102 *Continuous Disclosure Obligations,* is attached hereto as Schedule "B".

CORPORATE GOVERNANCE

Board of Directors

The Board of Directors currently consists of five directors, none of whom are independent as defined in MI 52-110, but two of whom, David Filmon and Courtney Shearer, are considered to be independent for the purposes of the TSX Venture Exchange as they are not employees, senior officers, control persons or management consultants of the Company or any of its affiliates. Ben Huebert, who would be considered an independent director within the meaning of MI 52-110, has been nominated to be a director of the Company and will be voted on by Shareholders at the Meeting. Mr. Filmon and Mr. Shearer are responsible for reviewing and approving matters involving a conflict of interest between the Company and its directors or officers, and any matters requiring the approval of non-management directors under applicable corporate and/or securities laws and the requirements of the TSX Venture Exchange. All directors must disclose any potential conflicts of interest with respect to a matter before the Board of Directors and any director with a conflict of interest must refrain from voting on the matter in question, except as permitted by *The Corporations Act* (Manitoba).

Hugh Wynne is not an independent director because he is the Chairman and Chief Executive Officer of the Company. Dale Ginn is not an independent director because he is the President of the Company. Richard Boulay is not an independent director as defined in MI 52-110 because he is the Chief Financial Officer of the Company. Courtney Shearer is not an independent director because he was an officer of Gold City Industries Ltd., a predecessor company of the Company. David Filmon is not an independent director as defined in MI 52-110 because the law firm of which he is a partner receives fees from the Company for acting as legal counsel to the Company and is thus deemed to have a material relationship with the Company. The Board of Directors meets on a regular basis, not less than four times a year.

Directorships

David Filmon, a director of the Company, is currently a director of Industrial Growth Income Corporation, a capital pool company listed on the TSX Venture Exchange and a reporting issuer in British Columbia, Alberta, Saskatchewan and Manitoba. Mr. Filmon is also a director of Kane Biotech Inc., a company listed on the TSX Venture Exchange and a reporting issuer in British Columbia, Alberta, Saskatchewan and Manitoba, and a director of Miraculins Inc., a company listed on the TSX Venture Exchange and a reporting issuer in British Columbia, Alberta and Manitoba. Mr. Filmon is also a director of Lodgepole Energy Corp., the general partner of Lodgepole Energy No. 1 Limited Partnership, which is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba and the North West Territories.

Richard Boulay, Chief Financial Officer and a director of the Company, is currently President, Chief Executive Officer and a director of Marum Resources Inc., a company listed on the TSX Venture Exchange and a reporting issuer in Alberta and British Columbia. Mr. Boulay is also a director of Exploration Puma Inc. and Petrolia Inc, both companies being listed on the TSX Venture Exchange and both being reporting issuers in Alberta, British Columbia, Ontario and Quebec.

Courtney Shearer, a director of the Company, is currently a director of Merit Mining Corporation, a company listed on the TSX Venture Exchange and a reporting issuer in Alberta and British Columbia.

Orientation and Continuing Education

The Board of Directors is responsible for the orientation and ongoing education of all new recruits to the Board

of Directors.

Ethical Business Conduct

The Board of Directors has adopted a Whistleblower Policy to encourage and promote a corporate culture of ethical business conduct. The Board of Directors has also adopted an Insider Trading Policy to govern all trading in the securities of the Company by the directors, officers and key employees of the Company and a Disclosure Policy to provide for judicious, accurate and balanced disclosure of material information by the Company.

Nomination of Directors

The Board of Directors has the responsibility for identifying and recruiting qualified new members to the Board of Directors as required, and for related succession planning considerations.

Compensation

The Compensation Committee's mandate includes assessing the performance and determining the remuneration of the officers of the Company and reviewing the adequacy and form of compensation of directors, based on an assessment of responsibilities and risks involved in being an effective director.

Other Board Committees

In addition to the Compensation Committee and the Audit Committee, the Board of Directors has the Governance Committee and the Nominations Committee. The Governance Committee is responsible for all aspects of the corporate governance of the Company. The Nominations Committee is responsible for proposing nominees to the Board of Directors of the Company.

Assessments

The Compensation Committee has been entrusted with the task of assessing the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contributions of individual directors.

ADDITIONAL INFORMATION

Additional Information relating to the Company is available on SEDAR at www.sedar.com. Shareholders of the Company may contact the Company as set forth below in order to request copies of the Company's financial statements and management discussion and analysis. Financial information regarding the Company is provided in the Company's financial statements and management discussion and analysis for the most recently completed financial year.

San Gold Corporation
PO Box 1000, General Delivery
Bissett, Manitoba
R0E 0J0

CERTIFICATE OF SAN GOLD CORPORATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Winnipeg, Manitoba the 12th day of October, 2006.

"Hugh Wynne"
Hugh Wynne
Chairman, Chief Executive Officer

"Richard Boulay"
Richard Boulay
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"Dale Ginn"
Dale Ginn

"Courtney Shearer
Courtney Shearer

SCHEDULE "A"

SAN GOLD CORPORATION

AUDIT COMMITTEE CHARTER

Role and Objective

The Audit Committee (the "Committee") is a committee of the board of directors (the "Board") of San Gold Corporation ("San Gold") to which the Board has delegated its responsibility for oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for Board approval, the audited financial statements and other mandatory disclosure releases containing financial information. The objectives of the Committee are as follows:

1. To assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of San Gold and related matters;

2. To provide better communication between directors and external auditors appointed by San Gold;

3. To enhance the external auditors' independence; and

4. To increase the credibility and objectivity of financial reports.

Membership of Committee

1. The Committee shall be comprised of at least three (3) directors of San Gold.

2. The Board shall have the power to appoint the Committee Chairman.

3. All of the members of the Committee shall be "financially literate". The Board of San Gold has adopted the definition for "financial literacy" used in Multilateral Instrument 52-110 – Audit Committees ("MI 52-110").

Meetings

1. At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote.

2. A quorum for meetings of the Committee shall be a majority of its members and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the Board.

3. Meetings of the Committee should be scheduled to take place at least four times per year. Minutes of all meetings of the Committee shall be taken.

4. The Committee shall forthwith report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5. The Committee shall meet with the external auditors at least once per year (in connection with the preparation of the year end financial statements) and at such other times as the external auditors and the Committee consider appropriate.

Mandate and Responsibilities of Committee

1. It is the responsibility of the Committee to oversee the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial

reporting.

2. It is the responsibility of the Committee to satisfy itself on behalf of the Board with respect to San Gold's internal control system:

- identifying, monitoring and mitigating business risks; and

- ensuring compliance with legal, ethical and regulatory requirements.

3. It is a responsibility of the Committee to review the annual financial statements of San Gold prior to their submission to the Board for approval. The process should include but not be limited to:

- reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years' financial statements;

- reviewing significant accruals or other estimates such as the ceiling test calculation;

- reviewing accounting treatment of unusual or non-recurring transactions;

- ascertaining compliance with covenants under loan agreements;

- reviewing disclosure requirements for commitments and contingencies;

- reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

- reviewing unresolved differences between management and the external auditors; and

- obtaining explanations of significant variances within comparative reporting periods.

4. The Committee is to review the financial statements (and make a recommendation to the Board with respect to their approval), prospectuses, management discussion and analysis and all public disclosure containing audited or unaudited financial information before release and prior to Board approval. The Committee must be satisfied that adequate procedures are in place for the review of San Gold's disclosure of all other financial information and shall periodically access the accuracy of those procedures.

5. With respect to the appointment of external auditors by the Board, the Committee shall:

- recommend to the Board the appointment of the external auditors;

- recommend to the Board the terms of engagement of the external auditors, including the compensation of the external auditors and a confirmation that the external auditors shall report directly to the Committee; and

- when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change.

6. The Committee shall review with external auditors (and the internal auditor if one is appointed by San Gold) their assessment of the internal controls of San Gold, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and upon completion of the audit, their reports on the financial statements of San Gold and its subsidiaries.

7. The Committee must pre-approve all non-audit services to be provided to San Gold or its subsidiaries by the external auditors. The Committee may delegate to one or more members the authority to pre-approve non-audit services, provided that the member report to the Committee at the next scheduled

meeting such pre-approval and the member comply with such other procedures as may be established by the Committee from time to time.

8. The Committee shall review risk management policies and procedures of San Gold (i.e. hedging, litigation and insurance).

9. The Committee shall establish a procedure for:

- the receipt, retention and treatment of complaints received by San Gold regarding accounting, internal accounting controls or auditing matters; and

- the confidential, anonymous submission by employees of San Gold of concerns regarding questionable accounting or auditing matters.

10. The Committee shall review and approve San Gold's hiring policies regarding employees and former employees of the present and former external auditors of San Gold.

11. The Committee shall have the authority to investigate any financial activity of San Gold. All employees of San Gold are to cooperate as requested by the Committee.

12. The Committee may retain person having special expertise and/or obtain independent professional advise to assist in filling their responsibilities at the expense of San Gold without any further approval of the Board.

SCHEDULE "B"
CHANGE OF AUDITOR REPORTING PACKAGE

[see attached]

SAN GOLD CORPORATION

Lot 1, Block 12
Bissett, Manitoba
R0E 0J0
Phone: (204) 277-5411

TO: The British Columbia Securities Commission
The Alberta Securities Commission
The Manitoba Securities Commission
PricewaterhouseCoopers LLP, Chartered Accountants
Scarrow & Donald LLP, Chartered Accountants

NOTICE OF CHANGE OF AUDITOR

In compliance with National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102) please:

TAKE NOTICE THAT PricewaterhouseCoopers LLP, Chartered Accountants the former auditor of San Gold Corporation (the "Corporation"), has tendered its resignation as the auditor of the Corporation effective September 22, 2005. PricewaterhouseCoopers LLP resigned on their own initiative as the auditor of the Corporation;

TAKE FURTHER NOTICE THAT:

1. There have been no reservations contained in the auditor's reports on the annual financial statements of the Corporation for the most recently completed fiscal year immediately preceding the date of this notice nor for any period subsequent to the most recently completed period for which an audit report was required.

2. The Corporation's Board of Directors have considered and approved the resignation of PricewaterhouseCoopers LLP, Chartered Accountants as auditor of the Corporation and approved the appointment of Scarrow & Donald LLP, Chartered Accountants as successor auditor to hold such position until the close of the next annual meeting of the shareholders of the Corporation. Such appointment is effective immediately subject to the acceptance of such appointment by the successor auditor.

3. PricewaterhouseCoopers LLP advised us, at an audit committee meeting dated September 22, 2005 that they were resigning effective September 22, 2005 and that their resignation resulted from an "unresolved issue" as defined in NI 51-102. In accordance with Part 4.11(7)(e)(iii), we provide the following:

   Our auditors advised us on June 19, 2005 of the requirement under NI 51-102 to prepare and file a Business Acquisition Report (BAR) related to the merger between San Gold Resources Corporation and Gold City Industries Ltd. expected to become effective June 30, 2005. They further reminded us on August 22 and 30, 2005 of this requirement, including the requirement for the auditors to issue a compilation report on the required pro forma

financial statements and the filing deadline of September 13, 2005.

We filed the BAR on September 13, 2005. The BAR was filed without the required auditors' compilation report. The BAR was not provided to nor reviewed by our auditors prior to it being filed. Our auditors have informed us that, in their opinion, the BAR does not include the relevant financial information as required by NI 51-102. They further have informed us that because the BAR included the statement "Prior annual and quarterly statements of San Gold Resources and Gold City Industries are incorporated by reference and are available at www.sedar.com" our auditors should have been requested to provide their consent to have their auditors' report incorporated by reference. Our auditors have not granted this consent.

The audit committee of the Corporation discussed the issue with PricewaterhouseCoopers LLP on September 22, 2005.

We have authorized PricewaterhouseCoopers LLP to respond fully with any successor auditor concerning this issue.

Other than the foregoing issue, in the opinion of the Corporation no reportable events, as that term is defined in NI 51-102, have occurred prior to or since the resignation of PricewaterhouseCoopers LLP, Chartered Accountants.

DATED the 29th day of September, 2005.

SAN GOLD CORPORATION

Per: *"Richard Boulay"*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
One Lombard Place, Suite 2300
Winnipeg, Manitoba
Canada R3B 0X6
Telephone +1 (204) 926 2400
Facsimile +1 (204) 944 1020

To: The British Columbia Securities Commission
The Alberta Securities Commission
The Manitoba Securities Commission

We have read the statements made by San Gold Corporation in the attached copy of Change of Auditor Notice dated September 29, 2005, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated September 29, 2005.

Yours truly,

PricewaterhouseCoopers LLP

Chartered Accountants
Winnipeg, October 3, 2005


Scarrow & Donald LLP

SCARROW & DONALD LLP
CHARTERED ACCOUNTANTS
100 - Five Donald Street
Winnipeg, Manitoba R3L 2T4
Telephone: (204) 982-9800
Fax: (204) 474-2886
www.scarrowdonald.mb.ca

October 14, 2005

The British Columbia Securities Commission
The Alberta Securities Commission
The Manitoba Securities Commission

Dear Sirs :

Re: San Gold Resources Corporation (the "Company")

As the successor auditors of the Company and pursuant to National Instrument 51-102-Continuous Disclosure Obligations, we have reviewed the Notice of Change of Auditor dated September 29, 2005 (the "Notice") for the Company and, based on our knowledge of the information at the time, we agree with the information contained in the Notice.

We understand that the Notice, this letter and a letter from the former auditor will be reviewed and approved by the Audit Committee or Board of Directors, filed with the relevant regulator or securities regulatory authority prior to October 20, 2005.

Yours truly,

Scarrow & Donald LLP

Chartered Accountants
KGF/jf

cc: San Gold Corporation
PricewaterhouseCoopers LLP

SAN GOLD CORPORATION

PROXY FORM

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 10, 2006.

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. IN THE ABSENCE OF INSTRUCTIONS, THE COMMON SHARES REPRESENTED HEREBY WILL BE VOTED FOR ALL RESOLUTIONS BROUGHT BEFORE THE MEETING.

The undersigned, being a shareholder of San Gold Corporation (the "Corporation"), hereby appoints Hugh Wynne, Chairman, Chief Executive Officer and a director of the Corporation, or failing him, Dale Ginn, President and a director of the Corporation or, alternatively, ______________________, as proxyholder, to attend the Annual General and Special Meeting of the Corporation to be held at the Victoria Inn, located at 1808 Wellington Avenue, Winnipeg, Manitoba, at 10:00 a.m., on November 10, 2006 and at any adjournment thereof (the "Meeting") and to vote the common shares in the capital of the Corporation held by the undersigned with respect to the matters set forth below as follows:

1. Election of the following individuals to the Board of Directors: Hugh Wynne, Dale Ginn, Richard Boulay, David Filmon, Courtney Shearer and Ben Huebert.

   ❑ VOTE FOR ❑ WITHHOLD VOTE

2. Appointment of Scarrow & Donald LLP as auditors of the Corporation and authorization of the Board of Directors to fix the auditors' remuneration.

   ❑ VOTE FOR ❑ WITHHOLD VOTE

3. Re-approval of the stock option plan of the Corporation.

   ❑ VOTE FOR ❑ VOTE AGAINST

4. To transact such further business as may properly come before the Meeting or any adjournment thereof.

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN.

DATED this __________ day of ______________________, 2006.

Signature(s) of Shareholder(s): ______________________________

Name(s) (Please Print): ______________________________

NOTES AND GENERAL INSTRUCTIONS FOR SHAREHOLDERS:

1. If the shareholder or an intermediary holding shares and acting on behalf of an unregistered shareholder has specified a choice with respect to any of the items above by marking an "X" in the space provided for that purpose the shares will be voted on any poll in accordance with that choice. *If no choice is specified, the proxyholder, if nominated by management, intends to vote the shares represented by the proxy as if the shareholder had specified an affirmative vote.* If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, discretionary authority is hereby conferred with respect thereto.

2. A shareholder or an intermediary holding shares and acting on behalf of an unregistered shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on his behalf at the Meeting other than the persons named in the proxy as proxyholders. To exercise this right, the shareholder or intermediary must strike out the names of the persons named in the Proxy as proxyholders and insert the name of his nominee in the space provided, or complete another proxy.

3. This Proxy will not be valid unless it is dated and signed by the intermediary or by the shareholder or his attorney authorized in writing. In the case of a corporation, this Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation. If the proxy form is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Corporation.

4. To be effective, the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Corporation's transfer agent, CIBC Mellon Trust Company, at Proxy Department, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario, M1S 0A1 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

5. This Proxy is solicited on behalf of the management of the Corporation.

6. Your name and address are registered as shown. Please notify CIBC Mellon Trust Company of any change in your address.

7. If you have any questions with respect to the delivery of this proxy, please call CIBC Mellon at (800) 387-0825 in Calgary.



San Gold
CORPORATION

Higher grade ore encountered in deep levels of Rice Lake Mine – Corporate Update

January 31, 2006

Bissett, MB,
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, President, provides an update on operational activities at San Gold's two gold mines in Manitoba.

San #1 Gold Mine

Development is now underway at the 200 vertical foot level of the new mine, where the mineralized zone has been completely cross cut and developed for 82 feet (25 meters) in each of the east and west directions to date. Chip sampling has been conducted at each development face approximately every 10 feet (3 meters) over a total strike length of 177 feet (54 meters) so far. 275 chip samples have been taken with individual assays in the zone displaying a range of 0.03 to 1.00 ounces per ton. The weighted average of the zone for the developed strike length to date is 0.20 ounces per ton over an average width of 12.3 feet (3.75 meters). The underground sampling has confirmed the integrity of the grade estimates that were previously based only on surface drilling. The zone displays a near vertical dip with dry and excellent ground conditions encountered, which may lend itself to fully mechanized mining methods instead of the cut and fill method previously planned. The extents of this zone are open along strike to the east and west and at depth as well. Total mineral resources at this site stand at 215,000 ounces at a grade of 0.22 ounces per ton as determined by ACA Howe in May, 2005.

Rice Lake Gold Mine

Recent development on the 30th level (4600 feet deep) has been focused on the 3096 and 3097 stoping blocks which are areas that were partially developed in the late 1960's. Over 300 feet of raise and lateral development in the 3096 block have defined a high grade vein system above the developed level. 95 chip samples taken every 6 feet (1.8 meters) on raise development faces has yielded a weighted average of 0.55 ounces per ton over a true width of 5 feet (1.5 meters) for the full length (125 feet) of the raise (all assays over 1 ounce per ton were cut to one ounce per ton). Vein assays ranged from 0.04 ounces per ton to 3.75 ounces per ton with gold commonly visible in the development faces. Development has also commenced on the 28th level and the 29th level towards the high-grade "98" vein which contains 100,000 tons of 0.35 ounces per ton (ACA Howe, 2004) in the measured and indicated mineral resource category. Underground diamond drilling will commence on February 14, 2006 and will be target below the "96" Vein and the "AN Ext" Vein at 5300 feet deep, both of which were developed in the bottom mine levels at greater than 0.40 ounces per ton (ACA Howe, 2004). Current mineral resources stand at 550,000 ounces at a grade of 0.29 ounces per ton as determined by ACA Howe in 2004. This deposit is open at depth and in other locations and holds the potential for high–grade gold veins and shoots. Additional mining equipment including a two boom jumbo and scooptrams are being transported and re-assembled near the 5,000 foot level.

Rice Lake Mill

The Rice Lake mill (1,250 tons per day capacity) will begin to process lower grade development rock and cleanup material on March 1st, 2006. Milling of development and production ores will begin thereafter once the "bed down" and tune up procedures have been completed to the satisfaction of management. An additional Knelson gravity circuit has been installed and is expected to improve overall recoveries from 93% to 96% which is in line with recoveries achieved in the 1930's to the 1960's. The primary ball mill

trunion bearings have been sent out for repair and will be returned to the mine in the first week of February. Management elected to re-pour and machine the bearings prior to commencing production. The crushing circuit is now operating with belt sampling of the crushed material from the new San Gold #1 Mine currently taking place as part of the bulk sampling procedures.

Exploration

The first of two surface diamond drills has commenced drilling on the Oro Grande property located 30 kilometers south-east of the Rice Lake Gold Mine. An intensive drilling program will target below and around the high-grade past producing Oro Grande and Gunnar gold mines. The mine horizon between the Rice Lake Gold Mine and the San Gold #1 Mine (approximately 3 kilometers) will be drill tested by a third rig now that the haulage road and surface grid has been established.

Other

San Gold geologists have commenced mineral resource calculations on the San Gold #3 deposit, located 6 kilometers east of the Rice Lake Gold Mine. Results will be made available when independent audit and confirmation has been completed.

San Gold management is currently evaluating development options at the two mine sites in order to accelerate and increase planned production from its base plan of 800 tons per day before the end of 2006.

The above programs were carried out under the supervision of W. S. Ferreira, M.Sc., P.Geo., and D. Ginn, P.Geo., the Qualified Persons for San Gold under National Instrument 43-101. Chip, muck and mill samples are assayed on site in the company's assay lab. San Gold's quality control and assurance program includes the insertion of blanks and standards, the retention of pulps and rejects, and spot checks utilizing independent labs. The drill core continues to be split, with half sent to TSL Laboratories in Saskatoon, SK and fire assayed with an AA and gravimetric finish. Check assays were also performed on pulps and rejects by both TSL and by Accurassay Laboratories of Thunder Bay, ON.

For further information contact Dale Ginn, President of San Gold Corporation, at (204) 794-5818 or visit the company's website at www.sangoldcorp.com.

San Gold Corporation
Bissett, Manitoba, Canada R0E 0J0
Tel.: +1.204.794.5818 Fax: +1.807.543.2435
dginn@sangoldcorp.com


San Gold
CORPORATION

San Gold Corporation Announces Resignation of Director

February 7, 2006

Bissett, Manitoba
SGR: TSX-V www.sangoldcorp.com

Mr. Hugh Wynne, Chairman of San Gold Corporation ("San Gold"), announces the resignation of Fred Sveinson as a director of San Gold.

Mr. Sveinson provided San Gold and its two predecessor companies outstanding assistance in the acquisition of the Rice Lake mine assets and the subsequent merger to form San Gold Corporation. His efforts on behalf of San Gold are gratefully acknowledged.

Mr. Sveinson has resigned in order to concentrate on the development of Merit Mining Corp.'s mining assets in British Columbia. The Board of Directors of San Gold wishes him continued success.

For further information contact Dale Ginn, President of San Gold Corporation, at (204) 794-5818 or visit the company's website at www.sangoldcorp.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

San Gold Corporation
Bissett, Manitoba, Canada R0E 0J0
Tel.: +1.204.794.5818 Fax: +1.807.543.2435
dginn@sangoldcorp.com

February 20, 2006

Press Release

San Gold Corporation Announces Private Placement Offering

Mr. Hugh Wynne, Chairman of San Gold Corporation (the "Corporation"), today announced the intention of the Corporation to undertake a private placement offering (the "Offering") of up to $10,000,000 worth of 2 year senior convertible redeemable debentures (the "Debentures"). The Debentures will have a term of two years and shall bear interest at a rate of 10% per annum. Holders of Debentures may elect to receive interest payments in common shares of the Corporation (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the Debentureholders into common shares of the Corporation at a price of $0.80 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Corporation at any time at the option of the Corporation subject to the right of the Debentureholders to convert their Debentures into common shares upon notice of such redemption.

Certain persons will assist the Corporation by introducing potential subscribers for the Offering and will be paid a finder's fee of 5% of the total subscription proceeds received from subscribers introduced by each particular person. No broker warrants will be issued in connection with the Offering.

The proceeds of this offering will be used in the development of the company's Rice Lake Gold and San Gold #1 Mines. The company will undertake to accelerate certain capital development projects in order to achieve a production rate of 100,000 ounces of gold per year by 2008.

It is expected that the first closing of the Offering will occur on or about February 28, 2006, subject to regulatory approval. All the terms of the Offering are subject to the approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818 or 1-866-456-0818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

March 1, 2006

Press Release

San Gold Corporation Announces First Closing of Private Placement Debenture Offering

Mr. Hugh Wynne, Chairman of San Gold Corporation (the "Corporation"), today announced the first closing on February 28, 2006 of the $10,000,000 private placement offering of 2 year senior convertible redeemable debentures (the "Debentures") of the Corporation first announced on February 20, 2006 (the "Offering"). At the first closing of the Offering the Corporation issued approximately $5,000,000 principal amount of Debentures to subscribers resident in the Provinces of Manitoba and Ontario.

The Debentures have a term of two years and bear interest at a rate of 10% per annum. Debentureholders may elect to receive interest payments in common shares of the Corporation (in lieu of cash) at the same rates of interest per annum as set forth above, at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the holders into common shares of the Corporation at a price of $0.80 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Corporation at any time at the option of the Corporation, subject to the right of the Debenture holders to convert their Debentures into common shares upon notice of such redemption. The Debentures sold pursuant to the Offering may not be resold for a period of four months and one day from the date of issuance of the Debentures pursuant to the requirements of the Exchange and applicable securities laws.

Jory Capital Inc., an independent investment dealer headquartered in Winnipeg, Manitoba assisted the Corporation with respect to the Offering and was paid a fee of 5% of the total subscription proceeds received from subscribers who acquired Debentures through Jory Capital Inc. Certain other persons also assisted the Corporation by introducing potential subscribers for the Offering and were be paid a finder's fee of 5% of the total subscription proceeds received from subscribers introduced by each particular person. No broker warrants were issued in connection with the Offering.

The closing of the Offering is subject to regulatory approval and the final approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

March 24, 2006

Press Release

San Gold Corporation Announces Second Closing of Private Placement Debenture Offering

Mr. Hugh Wynne, Chairman of San Gold Corporation (the "Corporation"), today announced the second closing on March 23, 2006 of the $10,000,000 private placement offering of 2 year senior secured convertible redeemable debentures (the "Debentures") of the Corporation first announced on February 20, 2006 (the "Offering"). At the second closing of the Offering the Corporation issued $1,967,000 principal amount of Debentures to subscribers resident in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and in the United States. The total amount closed under the Offering to date is $6,955,000.

The Debentures have a term of two years from the initial closing date of the Offering, being February 28, 2006, and bear interest at a rate of 10% per annum. Debentureholders may elect to receive interest payments in common shares of the Corporation (in lieu of cash) at the same rates of interest per annum as set forth above, at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the holders into common shares of the Corporation at a price of $0.80 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Corporation at any time at the option of the Corporation, subject to the right of the Debenture holders to convert their Debentures into common shares upon notice of such redemption. The Debentures sold pursuant to the Offering may not be resold for a period of four months and one day from the date of issuance of the Debentures pursuant to the requirements of the TSX Venture Exchange and applicable securities laws.

Certain persons assisted the Corporation by introducing potential subscribers for the Offering and were paid a finder's fee of 5% of the total subscription proceeds received from subscribers introduced by each particular person. No broker warrants were issued in connection with the Offering.

Proceeds are to be used for mine development at the company's Rice Lake Gold Mine and the San Gold #1 Mine in order to accelerate planned production to a rate of 100,000 ounces of gold per year.

The closing of the Offering is subject to regulatory approval and the final approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

April 6, 2006

Press Release

San Gold Corporation Announces Third and Final Closing of Private Placement Debenture Offering

Mr. Hugh Wynne, Chairman of San Gold Corporation (the "Corporation"), announced the third closing on April 5, 2006 of the $10,000,000 private placement offering of 2 year senior secured convertible redeemable debentures (the "Debentures") of the Corporation first announced on February 20, 2006 (the "Offering"). At the third closing of the Offering the Corporation issued $3,045,000 principal amount of Debentures to subscribers resident in the Provinces of Ontario, Manitoba, Saskatchewan, Alberta and British Columbia and in the United States. The Corporation has now sold $10,000,000 of Debentures pursuant to the Offering, the maximum amount permitted under the Offering. The Offering was significantly oversubscribed and the Corporation was regrettably forced to cut-back the allocations of certain subscribers and to refuse altogether additional subscriptions.

The Debentures have a term of two years from the initial closing date of the Offering, being February 28, 2006, and bear interest at a rate of 10% per annum. Debentureholders may elect to receive interest payments in common shares of the Corporation (in lieu of cash) at the same rates of interest per annum as set forth above, at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the holders into common shares of the Corporation at a price of $0.80 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Corporation at any time at the option of the Corporation, subject to the right of the Debenture holders to convert their Debentures into common shares upon notice of such redemption. The Debentures sold pursuant to the Offering may not be resold for a period of four months and one day from the date of issuance of the Debentures pursuant to the requirements of the TSX Venture Exchange and applicable securities laws.

Certain persons assisted the Corporation by introducing potential subscribers for the Offering and were paid a finder's fee of 5% of the total subscription proceeds received from subscribers introduced by each particular person. No broker warrants were issued in connection with the Offering.

Proceeds are to be used for mine development at the Corporation's Rice Lake Gold Mine and the San Gold #1 Mine.

The closing of the Offering is subject to regulatory approval and the final approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.




San Gold
CORPORATION

San Gold Corporation Welcomes Sprott Asset Management as a Shareholder

April 20, 2006
Bissett, Manitoba
SGR: TSX-V www.sangoldcorp.com

Mr. Hugh Wynne, Chairman of San Gold Corporation (SGR: TSX-V,(the "Corporation"), is pleased to announce the completion on April 19, 2006 of the previously announced private placement offering (the "Offering") of 2,000,000 common shares of the Corporation (the "Shares") at a price of $1.00 per Share. Pursuant to the Offering, Sprott Asset Management Inc. as portfolio manager for various funds purchased all 2,000,000 Shares for aggregate consideration of $2,000,000.

The Offering is non-brokered and no person or company received any agency fee or other compensation in connection with the Offering. The Shares sold pursuant to the Offering may not be resold for a period of four months and one day from the date of issuance of the Shares pursuant to the requirements of the TSX Venture Exchange and applicable securities laws.

All the terms of the Offering are subject to the final approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation, at (204) 794-5818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

May 23, 2006

Press Release

San Gold Corporation Announces Issuance of Stock Options

San Gold Corporation (the "Corporation") is pleased to announce the issuance of 2,300,000 incentive stock options ("Options") to purchase its common shares, exercisable at $1.20 per common share, to certain directors, officers and consultants of the Corporation. The Options have been issued pursuant to the Corporation's stock option plan.

The issuance of the Options is subject to the approval of the TSX Venture Exchange. If the issuance of the Options is approved by the TSX Venture Exchange, the Options will be subject to a minimum hold period of 4 months and one day in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

June 1, 2006

Press Release

San Gold Corporation Announces Appointment of New Director and Issuance of Options

San Gold Corporation (the "Corporation") is pleased to announce the appointment of David Filmon as a director of the Corporation, effective today. Mr. Filmon is a partner with Aikins, MacAulay and Thorvaldson LLP in Winnipeg, Manitoba where he practices corporate and commercial law with an emphasis on securities and corporate finance transactions. Mr. Filmon is a director and audit committee member of a number of public and private companies and will bring a great deal of experience and expertise to the board of directors of the Corporation.

The Corporation also announces the issuance of 300,000 incentive stock options ("Options") to purchase its common shares, exercisable at $1.12 per common share pursuant to the Corporation's stock option plan.

The issuance of the Options is subject to the approval of the TSX Venture Exchange. If the issuance of the Options is approved by the TSX Venture Exchange, the Options will be subject to a minimum hold period of 4 months and one day in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

June 1, 2006

Press Release

San Gold Corporation Announces Amendment to Issuance of Stock Options

San Gold Corporation (the "Corporation") today announces that its previous announcement of the issuance of 2,300,000 incentive stock options ("Options") to purchase its common shares, exercisable at $1.20 per common share has been amended to provide that only 1,850,000 Options shall be issued. All other information in the press release regarding the issuance of the Options remains the same.

The issuance of the Options remains subject to the approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.





San Gold
C O R P O R A T I O N

October 11, 2006

Press Release

San Gold Corporation Announces Private Placement Offering of Debentures

Mr. Dale Ginn, President of San Gold Corporation (the "Corporation"), today announced the intention of the Corporation to undertake a private placement offering (the "Offering") of up to $20,000,000 worth of Series B 10% 2 year senior convertible redeemable debentures (the "Debentures"). The Debentures will have a term of two years and shall bear interest at a rate of 10% per annum. Holders of Debentures may elect to receive interest payments in common shares of the Corporation (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the Debentureholders into common shares of the Corporation at a price of $1.60 per share at any time after the first anniversary of the initial date of issuance of the Debentures. The Debentures may be redeemed by the Corporation at any time at the option of the Corporation subject to the right of the Debentureholders to convert their Debentures into common shares upon notice of such redemption.

Certain persons will assist the Corporation by introducing potential subscribers for the Offering and will be paid a finder's fee of 5% of the total subscription proceeds received from subscribers introduced by each particular person. No broker warrants will be issued in connection with the Offering.

The proceeds of this Offering will be used for accelerating mine development at the Rice Lake Gold Mine including the untapped Deep East Zone. San Gold is also investigating the feasibility of developing the Cartwright/Gabrielle zones and the Wingold zone, all of which are located within one kilometer of the Rice Lake mill and are within the company's mining lease. Mill expansion from the current capacity of 1250 tons per day is also being considered.

It is expected that the first closing of the Offering will occur on or about October 18, 2006, subject to regulatory approval. All the terms of the Offering are subject to the approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818 or 1-866-456-0818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

October 19, 2006

Press Release

San Gold Corporation Announces First Closing of Private Placement Offering

Mr. Dale Ginn, President of San Gold Corporation (the "Corporation"), today announced the first closing on October 18, 2006 of the private placement offering of Series B 10% 2 year senior secured convertible redeemable debentures (the "Debentures") of the Corporation first announced on October 11, 2006 (the "Offering"). At the first closing of the Offering the Corporation issued $810,000 principal amount of Debentures.

The Debentures have a term of two years and bear interest at a rate of 10% per annum. Debentureholders may elect to receive interest payments in common shares of the Corporation (in lieu of cash) at the same rates of interest per annum as set forth above, at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the holders into common shares of the Corporation at a price of $1.60 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Corporation at any time at the option of the Corporation, subject to the right of the Debenture holders to convert their Debentures into common shares upon notice of such redemption. The Debentures sold pursuant to the Offering may not be resold for a period of four months and one day from the date of issuance of the Debentures pursuant to the requirements of the TSX Venture Exchange and applicable securities laws.

Certain persons assisted the Corporation by introducing potential subscribers for the Offering and will be paid a finder's fee of 5% of the total subscription proceeds received from subscribers introduced by each particular person. No broker warrants were issued in connection with the Offering.

The closing of the Offering is subject to regulatory approval and the final approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818 or 1-866-456-0818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

October 27, 2006

Press Release

San Gold Corporation Announces Second Closing of Private Placement Offering

Mr. Dale Ginn, President of San Gold Corporation (the "Corporation"), today announced the second closing of the private placement offering of Series B 10% 2 year senior secured convertible redeemable debentures (the "Debentures") of the Corporation first announced on October 11, 2006 (the "Offering"). At the first closing of the Offering on October 18, 2006, the Corporation issued $810,000 principal amount of Debentures. At the second closing the Corporation issued $2,144,000 principal amount of Debentures to subscribers resident in the Provinces of Ontario, Manitoba, Saskatchewan, Alberta and British Columbia. Accordingly, the Corporation has now issued an aggregate of $2,954,000 principal amount of Debentures pursuant to the Offering. Additional closings are expected to occur during the month of November in order to accommodate investors who have expressed interest in the current Debenture financing.

The Debentures have a term of two years from the first closing of the Offering (being October 18, 2006) and bear interest at a rate of 10% per annum. Debentureholders may elect to receive interest payments in common shares of the Corporation (in lieu of cash) at the same rates of interest per annum as set forth above, at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the holders into common shares of the Corporation at a price of $1.60 per share at any time after October 18, 2007. The Debentures may be redeemed by the Corporation at any time at the option of the Corporation, subject to the right of the Debenture holders to convert their Debentures into common shares upon notice of such redemption. The Debentures sold pursuant to the Offering may not be resold for a period of four months and one day from the date of issuance of the Debentures pursuant to the requirements of the TSX Venture Exchange and applicable securities laws.

Certain persons assisted the Corporation by introducing potential subscribers for the Offering and will be paid a finder's fee of 5% of the total subscription proceeds received from subscribers introduced by each particular person. No broker warrants were issued in connection with the Offering.

The closing of the Offering is subject to regulatory approval and the final approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818 or 1-866-456-0818.

November 22, 2006

Press Release

San Gold Corporation Announces Third Closing of Private Placement Offering

Mr. Dale Ginn, President of San Gold Corporation (the "Corporation"), today announced the third closing of the private placement offering of Series B 10% 2 year senior secured convertible redeemable debentures (the "Debentures") of the Corporation which offering was first announced on October 11, 2006 (the "Offering"). At the first closing of the Offering on October 18, 2006, the Corporation issued $810,000 principal amount of Debentures. At the second closing of the Offering the Corporation issued $2,144,000 principal amount of Debentures. At the third closing of the Offering the Corporation issued $2,473,000 principal amount of Debentures to subscribers resident in the Provinces of Ontario, Manitoba, Saskatchewan, Alberta and British Columbia. Accordingly, the Corporation has now issued an aggregate of $5,427,000 principal amount of Debentures pursuant to the Offering.

The Debentures have a term of two years from the date of the first closing of the Offering (being October 18, 2006) and bear interest at a rate of 10% per annum. Debentureholders may elect to receive interest payments in common shares of the Corporation (in lieu of cash) at the same rates of interest per annum as set forth above, at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the holders into common shares of the Corporation at a price of $1.60 per share at any time after October 18, 2007. The Debentures may be redeemed by the Corporation at any time at the option of the Corporation, subject to the right of the Debenture holders to convert their Debentures into common shares upon notice of such redemption. The Debentures sold pursuant to the Offering may not be resold for a period of four months and one day from the date of issuance of the Debentures pursuant to the requirements of the TSX Venture Exchange and applicable securities laws.

Certain persons assisted the Corporation by introducing potential subscribers for the Offering and will be paid a finder's fee of 5% of the total subscription proceeds received from subscribers introduced by each particular person. No broker warrants were issued in connection with the Offering.

The closing of the Offering is subject to regulatory approval and the final approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818 or 1-866-456-0818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

December 12, 2006

Press Release

San Gold Corporation Announces Fourth and Final Closing of Private Placement Offering

Mr. Dale Ginn, President of San Gold Corporation (the "Corporation"), today announced the fourth and final closing of the private placement offering of Series B 10% 2 year senior secured convertible redeemable debentures (the "Debentures") of the Corporation which offering was first announced on October 11, 2006 (the "Offering"). At the first three closings of the Offering the Corporation issued an aggregate of $5,427,000 principal amount of Debentures. At the fourth and final closing of the Offering the Corporation issued $1,337,000 principal amount of Debentures to subscribers resident in the Provinces of Columbia, Alberta, Saskatchewan, Manitoba and Ontario. Accordingly, the Corporation has now issued an aggregate of $6,764,000 principal amount of Debentures pursuant to the Offering.

The Debentures have a term of two years from the date of the first closing of the Offering (being October 18, 2006) and bear interest at a rate of 10% per annum. Debentureholders may elect to receive interest payments in common shares of the Corporation (in lieu of cash) at the same rates of interest per annum as set forth above, at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the holders into common shares of the Corporation at a price of $1.60 per share at any time after October 18, 2007. The Debentures may be redeemed by the Corporation at any time at the option of the Corporation, subject to the right of the Debenture holders to convert their Debentures into common shares upon notice of such redemption. The Debentures sold pursuant to the Offering may not be resold for a period of four months and one day from the date of issuance of the Debentures pursuant to the requirements of the TSX Venture Exchange and applicable securities laws.

Certain persons assisted the Corporation by introducing potential subscribers for the Offering and will be paid a finder's fee of 5% of the total subscription proceeds received from subscribers introduced by each particular person. No broker warrants were issued in connection with the Offering.

The closing of the Offering is subject to regulatory approval and the final approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818 or 1-866-456-0818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

December 13, 2006

Press Release

San Gold Corporation Announces Issuance of Options

San Gold Corporation (the "Corporation") announces the issuance of 300,000 incentive stock options ("Options") to purchase its common shares, exercisable at $1.08 per common share pursuant to the Corporation's stock option plan.

The issuance of the Options is subject to the approval of the TSX Venture Exchange. If the issuance of the Options is approved by the TSX Venture Exchange, the Options will be subject to a minimum hold period of 4 months and one day in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818 or 1-866-456-0818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.


RECEIVED



San Gold
CORPORATION

San Gold adds significant mineral resources at Cartwright

December 13, 2006
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Dale Ginn, President of San Gold Resources Corporation is very pleased to report that a comprehensive, NI 43-101 compliant Rice Lake Project report has been completed and has increased San Gold's total measured and indicated mineral resources to 403,000 ounces gold and total inferred resources to over 1.02 million ounces gold. A. C. A. Howe International Limited ("Howe") was retained by San Gold Corporation (the "Company") to prepare a technical report (the "Report") which is a feasibility study on the reserves and resources of the Rice Lake Mine and the San Gold #1 Zone and to complete an initial third-party estimate of resources in the San Gold #2-3 Zones and the Cartwright Zone. The Report was prepared in accordance with the Guidelines set out in National Instrument 43-101 and NI Form 43-101F1. The Resource and Reserve tables are summarized below:

RESOURCE AND RESERVE SUMMARY

	Tons	Grade Oz./ton	Contained Ounces
RESOURCES			
Rice Lake Mine			
Measured Mineral Resources	320,100	0.28	88,530
Indicated Mineral Resources	644,000	0.29	186,770
Total Measured and Indicated Resources	**964,100**	**0.29**	**275,300**
Inferred Mineral Resources	1,151,800	0.30	342,270
San Gold #1 Mine			
Measured Mineral Resources	69,000	0.15	10,280
Indicated Mineral Resources	214,200	0.24	52,150
Total Measured and Indicated Resources	**283,200**	**0.22**	**62,430**
Inferred Mineral Resources	936,500	0.22	206,900
Cartwright Zone			
Indicated Mineral Resources	136,200	0.22	29,830
Inferred Mineral Resources	1,761,200	0.22	418,770
San Gold #2-3 Zones			
Indicated Mineral Resources	173,100	0.20	35,320
Inferred Mineral Resources	195,600	0.26	50,210
Total Measured plus Indicated	**1,556,600**	**0.26**	**402,880**
Total Inferred Resources	**4,045,100**	**0.25**	**1,018,150**
RESERVES			
Rice Lake Mine			
Proven Mineral Reserves	389,600	0.26	98,970
Probable Mineral Reserves	597,100	0.28	162,700
Total Proven plus Probable Reserves	**986,700**	**0.28**	**261,670**
San Gold #1 Mine			
Proven Mineral Reserves	75,950	0.14	10,280
Probable Mineral Reserves	180,150	0.26	47,100
Total Proven plus Probable Reserves	**256,100**	**0.22**	**57,380**
Cartwright Zone			
Probable Mineral Reserves	64,100	0.27	17,100
Rice Lake Project Total Reserves	**1,306,900**	**0.26**	**336,150**

Note –the measured and indicated resources include the proven and probable reserves

Key assumptions and parameters used in calculating the mineral reserves are:

Gold price = $600 U.S., minimum mining width = 4 feet, mill call factor = 96%, mill recovery = 93%, cut-off grade = 0.15 oz/ton over 4 feet, dilution varies with width and geometry.

Key assumptions and parameters used in calculating the mineral resources are:

Measured Resource Vertical extensions up to 50 feet above and below development and/or stoping. No strike extensions to open ground are included.

Indicated Resource Maximum vertical extensions of 50 feet beyond measured blocks. Up to 50 feet along strike and 75 feet vertical projection from drill hole information.

Upon plotting of all data on cross section, long section and plan views, mineralized zones are interpreted and the polygonal method of calculating volumes is applied. The tonnage factor for Rice Lake and Cartwright is 11.5 cubic feet per ton, for San Gold #1, #2 and #3 is 11.3 cubic feet per ton.

SUMMARY OF KEY ECONOMIC RESULTS
(Canadian dollars unless indicated otherwise)

	Reserves Only	Reserves plus Resources
Life of Mine ("LOM")	5	Minimum 10 years
LOM Ounces Gold Produced	315,200	927,360
LOM Average Assumed Gold Price	US$ 600	US$ 600
*LOM Average Breakeven Gold Price	US$ 345	US$ 375
Total Revenue	$217,015,200	$638,487,400
Total Operating Costs	$112,342,500	$344,526,400
Operating Revenue	$104,672,700	$293,961,000
Capital Costs	$ 10,996,500	$ 51,995,900
EBITDA	$ 93,676,200	$241,965,100

* All of the development capital required to convert the inferred resources to reserves and develop those resources has been included in the financial evaluation. The breakeven life-of-mine gold price is US$375 to allow for recovery of ongoing development capital expenses.

Highlights from the Howe report are listed below:

- Howe calculates an increase of the mineral resource base to 402,880 ounces gold in the measured and indicated categories in addition to 1,018,150 ounces gold in the inferred category, including over 400,000 ounces of inferred mineral resource in the new Cartwright deposit that was discovered in April 2006. (Note: These estimates do not include recent and significant discoveries at deep levels in the Rice Lake mine (press releases of Oct. 5, Oct. 30, and Nov.1, 2006).
- Howe concludes that the additional resources identified in the Cartwright and San Gold # 2-3 zones will allow their development to occur over the next two years and that subsequently the mill will reach full capacity of 1,250 tons per day by the end of 2008.
- Howe is of the opinion that the operating costs used in their economic review in this Report are conservatively high as they are based on the historic operating costs of the Rice Lake Mine, which is a deep, shaft and internal shaft accessed operation. The San Gold #1 Mine, for at least the next ten years, will be a ramp accessed, relatively shallow (less than 1,000 feet below surface operation). The same will apply to the Cartwright and San Gold #2-3 zones. By the end of 2007 after a full year of operations, the Company will be able to better quantify their overall operating costs and then apply that information to a reassessment of their resource and reserve economics.
- The project is fully paid back at this time as the acquisition costs and costs to bring the project to the production stage have been paid for fully and are basically sunk costs funded by equity financings and convertible debentures.

- Howe concludes that no additional surface drilling is required at Cartwright to justify beginning an underground program to initiate underground delineation of the resources and to establish proven and probable reserves. The Company has identified a location to collar the ramp opening, which would be within 500 feet of the Rice Lake Mill and once in operation would mean that ore could readily be delivered directly to the mill via the ramp.
- Howe would further recommend that the Company continue to fund general surface exploration programs as their geological staff has been very successful over the past three years in the discovery of new zones along the Rice Lake trend.

Dale Ginn, President of San Gold commented: "We are extremely pleased with these results, especially with the significance of the nearby Cartwright Zone which was just discovered in the spring of this year. Our discovery cost per resource ounce of under $10 to date is extremely low by industry standards and we have only explored a very small percentage of our landholdings to date in the Rice Lake Greenstone Belt. We are very confident that we will continue to upgrade and add to our resource base as well as to develop and discover high grade opportunities within the Rice Lake Mine. It is an extremely rare situation to be operating multiple mines without debt load and at the same time possess virtual control over a productive greenstone belt."

Peter George, P.Geo. of A.C.A. Howe International Ltd. is the independent qualified person in accordance with NI 43-101 responsible for the report referenced in this news release. Mr. George has made numerous site visits to this project over the past five years, is a geologist with over 40 years of experience and has prepared evaluation reports for a number of significant mining operations. Dale Ginn, P.Geo., President of San Gold is the qualified person responsible for this news release.

For further information contact Dale Ginn, President of San Gold Corporation, at (204) 794-5818 or email info@sangoldcorp.com. A copy of the full report will be made available on the company's website and will be filed with Sedar shortly upon receipt of the final product.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. Mineral resources are not mineral reserves and have not yet demonstrated economic viability. This news release may contain forward looking statements which are necessarily based upon estimates or assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected.


San Gold
CORPORATION

San Gold Corporation Announces Closing of Private Placement

December 29, 2006
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, President of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced the closing of the private placement offering (the "Offering") by the Corporation of up to 5,333,333 common shares of the Corporation to be issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) (the "Flow-Through Shares") at a price of $1.50 per share for aggregate gross proceeds of up to $8,000,000. The Corporation issued 5,321,511 Flow-Through Shares for gross proceeds of $7,982,267 to subscribers resident in the Provinces of Quebec, Ontario, Manitoba, Saskatchewan and British Columbia.

Certain companies and individuals assisted the Corporation by introducing potential subscribers for the Offering and received either: (i) a fee, payable in cash, equal to 3% of the total subscription proceeds received from subscribers introduced to the Corporation by each particular person; or (ii) a fee, payable in common shares of the Corporation, equal to 5% of the total subscription proceeds received from subscribers introduced to the Corporation by each particular person.

No broker warrants were issued in connection with the Offering. The final closing of the Offering is subject to the approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818 or 1-866-456-0818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This press release is not for dissemination in the United States or for distribution to U.S. news wire services.


San Gold
CORPORATION

San Gold Corporation Announces Amendment to Press Release

January 8, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

On December 29, 2006, Mr. Dale Ginn, President of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", announced the closing of the Corporation's private placement offering and the issuance of 5,321,511 common shares of the Corporation issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) ("Flow-Through Shares"). The Corporation wishes to amend that release to reflect the fact that the Corporation actually issued 5,111,511 Flow-Through Shares for aggregate gross proceeds of $7,667,266.50. All other information in the press release of December 29, 2006 remains accurate.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818 or 1-866-456-0818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This press release is not for dissemination in the United States or for distribution to U.S. news wire services.




San Gold
CORPORATION



San Gold Develops Additional High Grade at Rice Lake

January 18, 2007

Bissett, MB,
SGR: TSX-V www.sangoldcorp.com

Dale Ginn, President of San Gold Corporation (SGR: TSX-V) is pleased to report that mining development on the 28th level (4200 feet) of the Rice Lake Gold Mine has identified consistent and extremely high face grade values within an upward extension of the "93" Vein. Face sampling so far has averaged 1.76 oz/ton (60.27 g/tonne) over an average true width of 5 feet (1.5 m) and a strike length of 175 feet (53.3 m). Individual face grades assayed up to 4.16 oz/ton (143 g/tonne) over a true width of 6.0 feet (1.83 m). Coarse, visible gold was routinely encountered throughout this development. Development continues toward drill hole #28-98-24 which assayed 0.85 oz/ton (29.11 g/tonne) over 11.4 feet (3.5 m), and is located 200 feet (60.1 m) to the north of the current development face on the 28th level.

This is San Gold's second significant high grade development in as many months at the Rice Lake Gold Mine.

The "93" Vein is a shear hosted tabular quartz vein located 500 feet (152 m) east of and striking parallel to the similar high grade "98" Vein, which is also being developed currently by San Gold (see press release dated Nov. 1, 2006). This vein represents an upward extension of previously mined areas from lower mine levels and is above the current resource extents and not part of any current resource or reserve estimate. This vein remains completely open and untested above the 28th level. Over 175 feet (53.3 m) of lateral mine development has been completed to date on this vein by San Gold, representing less than half of the estimated strike length of this vein. 20 faces were sampled and 140 chip samples were assayed for gold with individual values ranging from 0.08 oz/ton (2.74 g/tonne) to 8.41 oz/ton (288 g/tonne).

The above programs were carried out under the supervision of W. S. Ferreira, M.Sc., P.Geo., and D. Ginn, P.Geo., the Qualified Persons for San Gold under National Instrument 43-101. Chip, muck and mill samples are assayed on site in the company's assay lab using the fire assay method with an AA and gravimetric finish. San Gold's quality control and assurance program includes the insertion of blanks and standards, the retention of pulps and rejects, and spot checks utilizing independent labs including TSL Laboratories in Saskatoon, SK and Accurassay Laboratories of Thunder Bay, ON.

For further information contact Dale Ginn, President of San Gold Corporation, at (204) 794-5818 or visit the company's website at www.sangoldcorp.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

San Gold Corporation
Bissett, Manitoba, Canada R0E 0J0
Tel.: +1.204.794.5818
info@sangoldcorp.com

January 26, 2007

Press Release

San Gold Corporation Announces a New Director and a New Officer

San Gold Corporation ("the Corporation") is pleased to announce the election of Ben Hubert, BSc, MSc and MBA as a director of the Corporation. Mr. Hubert is a self employed consultant focusing on the interrelationships between the environment, community and resource-based industries throughout Canada, including 20 years experience in Northern Canada. Mr. Hubert's has served on both public and private corporation boards and has provided service and advice to not-for-profit organizations in the academic and the humanitarian sectors. Mr. Hubert will serve as the Chair of the Audit Committee and as a member of the Governance and Compensation Committee.

The Corporation is also pleased to announce the appointment of Gestur Kristjansson, BA, MBA, CA as Vice-President of Finance of the Corporation. Mr. Kristjansson is a Chartered Accountant and has 12 years of experience in senior financial roles in various companies, including the position of CFO of a TSX Venture Exchange listed issuer. He has provided consulting services to a number of capital corporations and funds regarding financial, managerial and corporate strategy and implementation.

The Corporation also announces the issuance of 301,724 incentive stock options ("Options") to purchase its common shares, exercisable at $1.16 per common share pursuant to the Corporation's stock option plan.

The issuance of the Options is subject to the approval of the TSX Venture Exchange. If the issuance of the Options is approved by the TSX Venture Exchange, the Options will be subject to a minimum hold period of 4 months and one day in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This press release is not for dissemination in the United States or for distribution to U.S. news wire services.


San Gold
CORPORATION

San Gold Amends New Resources Upwards by 200,000 Ounces

February 1, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Dale Ginn, President of San Gold Resources Corporation is pleased to announce that the final review of its most recent mineral resource calculation by ACA Howe International (see press release dated Dec. 13, 2006) has been completed and has resulted in an increase of nearly 200,000 contained ounces gold over and above the previously announced total. The inferred mineral resource category was revised upward from 1.0 million ounces to 1.2 million ounces. The measured and indicated mineral resources remain at 403,000 ounces gold and there was no change to the mineral reserves.

The increase was solely due to an addition of inferred mineral resources in a down plunge direction from the main Rice Lake Mine ore bodies that are currently being mined. Recent deep drilling from the lowest levels of the mine has not been incorporated in this most recent calculation. The recent high-grade (>1.0 oz/ton) mining developments on the "98" and "93" veins (see press releases dated Jan. 18, 2007 and Nov. 1, 2006) have not yet been considered in any mineral resource estimate. The revised resources are summarized below:

RESOURCE AND RESERVE SUMMARY

	Tons	**Grade Oz./ton**	**Contained Ounces**
RESOURCES			
Rice Lake Mine			
Measured Mineral Resources	320,100	0.28	88,530
Indicated Mineral Resources	644,000	0.29	186,770
Total Measured and Indicated Resources	**964,100**	**0.29**	**275,300**
Inferred Mineral Resources	1,881,200	0.30	553,960
San Gold #1 Mine			
Measured Mineral Resources	69,000	0.15	10,280
Indicated Mineral Resources	214,200	0.24	52,150
Total Measured and Indicated Resources	**283,200**	**0.22**	**62,430**
Inferred Mineral Resources	936,500	0.22	206,900
Cartwright Zone			
Indicated Mineral Resources	136,200	0.22	29,830
Inferred Mineral Resources	1,761,200	0.22	388,940
San Gold #2-3 Zones			
Indicated Mineral Resources	173,100	0.20	35,320
Inferred Mineral Resources	195,600	0.26	50,210
Total Measured plus Indicated	**1,556,600**	**0.26**	**402,880**
Total Inferred Resources	**4,774,500**	**0.25**	**1,200,010**

A. C. A. Howe International Limited was retained by San Gold Corporation to prepare a technical report on the reserves and resources of the Rice Lake Mine and the San Gold #1 Zone and to complete an initial third-party estimate of resources in the San Gold #2-3 Zones and the Cartwright Zone. The Report was prepared in accordance with the Guidelines set out in National Instrument 43-101 and NI Form 43-101F1. Peter George, P.Geo. of A.C.A. Howe International Ltd. is the independent qualified person in accordance with NI 43-101 responsible for the report referenced in this news release. Mr. George has made numerous site visits to this project over the past five years, is a geologist with over 40 years of

experience and has prepared evaluation reports for a number of significant mining operations. Dale Ginn, P.Geo., President of San Gold is the qualified person responsible for this news release.

For further information contact Dale Ginn, President of San Gold Corporation, at (204) 794-5818 or email info@sangoldcorp.com. A copy of the full final report is expected to be available on the company's website and filed with Sedar by Monday, February 5, 2007.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. Mineral resources are not mineral reserves and have not yet demonstrated economic viability. This news release may contain forward looking statements which are necessarily based upon estimates or assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected.




San Gold
CORPORATION



San Gold Corporation Announces Amendment to Terms of Debentures

February 23, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, President of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced an amendment to the terms of the Corporation's $10,000,000 principal amount of issued and outstanding 2 year senior secured convertible redeemable debentures (the "Debentures"), which mature on February 28, 2008. Interest on the Debentures is 10% per annum, payable annually on the first and second anniversary of the initial issuance of the Debentures, which was February 28, 2006. Pursuant to the terms of the Debentures, holders of Debentures are entitled to elect to receive interest on the Debentures payable in cash or in common shares of the Corporation ("Common Shares") issued at the market price of the Common Shares on the applicable interest payment date, calculated in accordance with the policies of the TSX Venture Exchange (the "Exchange"). The Corporation and Computershare Trust Company of Canada ("Computershare"), the indenture trustee for the Debentures, have entered into a supplemental trust indenture (the "Supplemental Indenture") which amends the terms of the Debentures to provide that the holders of Debentures may elect to receive interest on the Debentures payable in Common Shares issued at the maximum discount to the market price (instead of the market price) of the Common Shares permitted by the Exchange. Pursuant to the Supplemental Indenture, the discount to the market price of the Common Shares that may be issued in payment of interest on the Debentures will be: (i) 25% of the market price of the Common Shares if the market price is $0.50 or less; (ii) 20% of the market price of the Common Shares if the market price is $0.51 to $2.00; or (iii) 15% of the market price of the Common Shares if the market price is above $2.00.

Any Common Shares issued to holders of Debentures who elect to receive their interest payment in Common Shares instead of cash shall be restricted from transfer for a period of four months and a day in accordance with applicable securities laws and the policies of the Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818 or 1-866-456-0818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This press release is not for dissemination in the United States or for distribution to U.S. news wire services.


San Gold
CORPORATION

San Gold Corporation Announces Issuance of Shares in Payment of Interest on Debentures

March 16, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, Chief Executive Officer of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced that the Corporation has issued 872,983 common shares of the Corporation ("Common Shares") in payment of approximately $803,000 of the first year's interest owing on the Corporation's $10,000,000 principal amount of issued and outstanding 2 year senior secured convertible redeemable debentures (the "Debentures"), which mature on February 28, 2008. The Common Shares were issued at a deemed price of $0.92 per share, a 20% discount from the $1.15 closing price of the Common Shares on February 27, 2007, which is the maximum discount permitted by the TSX Venture Exchange (the "Exchange"). The remainder of the interest owing on the Debentures was satisfied by cash payments to the holders of the Debentures.

As previously announced by the Corporation, interest on the Debentures is 10% per annum, and is payable annually on the first and second anniversary of the initial issuance of the Debentures, which was February 28, 2006. Pursuant to the terms of the Debentures, holders of Debentures are entitled to elect to receive interest on the Debentures payable in cash or in Common Shares issued at the maximum discount to the market price of the Common Shares permitted by the Exchange on the applicable interest payment date.

The Common Shares issued to holders of Debentures who elected to receive their interest payment in Common Shares instead of cash are restricted from transfer for a period of four months and a day in accordance with applicable securities laws and the policies of the Exchange.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation at (204) 794-5818 or 1-866-456-0818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This press release is not for dissemination in the United States or for distribution to U.S. news wire services.


San Gold
CORPORATION

San Gold – First Gold Sale

April 13, 2007

Bissett, MB,
SGR: TSX-V www.sangoldcorp.com

Dale Ginn, CEO of San Gold Corporation (SGR: TSX-V) is pleased to report that its first gold sale has taken place and that its gold sale policy has been finalized. The sale of 1318 ounces occurred on April 12th, 2007 at $672.50 US for a net settlement of $1,003,175 CDN. This sale is significant as it marks the transition of San Gold from a developer into a producer, a process that has taken place over the last two years. Further similar sales will be forthcoming by the end of April.

San Gold has not hedged or forward sold any of its reserves or production and does not intend to do so. The company requires some flexibility to manage its gold production on a short-term basis but will not withhold production with the intention of commodity price speculation. After shipping, final refining and settlement of the final ounces, the gold is deposited in a major Canadian bank, then sold at the company's direction. There is an option with this bank whereby San Gold may borrow up to 90% of the value of the deposited gold, however San Gold has not yet used this credit facility.

San Gold is rapidly transitioning from developer into steady-state gold producer and is on track to producing 50,000 ounces of gold this year (please see press release dated April 4, 2007). San Gold's two operating mines are rapidly increasing their ratio of higher grade production ore from initial lower grade development material and are now contributing 800 tons per day. San Gold's mill has reached steady state and optimum operating levels with no further lock up of gold anticipated, a process that has taken approximately six months longer than initially anticipated. The company employs over 200 people in its mining and milling operations and operates a very aggressive exploration program with four surface diamond drills and two underground drills currently operating.

The above programs were carried out under the supervision of W. S. Ferreira, M.Sc., P.Geo., and D. Ginn, P.Geo., the Qualified Persons for San Gold under National Instrument 43-101.

For further information contact Dale Ginn, President of San Gold Corporation, at (204) 794-5818, investor information at 1-800-321-8564 or visit the company's website at www.sangoldcorp.com.

Bissett, Manitoba, Canada R0E 0J0
Tel.: +1.204.794.5818
info@sangoldcorp.com

This press release is not for dissemination in the United States or for distribution to U.S. news wire services.


San Gold
CORPORATION

San Gold Corporation Announces Private Placement Offering

May 1, 2007
Bissett, Manitoba
SGR: TSX-V www.sangoldcorp.com

San Gold Corporation (the "Corporation") today announced the intention of the Corporation to raise approximately $20 million through a marketed best efforts private placement (the "Offering") of units of the Corporation (the "Units"). Each Unit will consist of one common share of the Corporation (a "Common Share") and one half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant will entitle the holder thereof to acquire one Common Share for a period of 24 months from the closing of the Offering. The Corporation has retained a syndicate of agents led by CIBC World Markets Inc. and including Blackmont Capital Inc. and Haywood Securities Inc. (the "Agents"). The Corporation has granted the Agents the option to increase the size of the Offering by up to $5 million at any point prior to the closing of the Offering.

The net proceeds of the Offering will be used for the development of the Corporation's third Manitoba gold mine, the new Cartwright Mine, the development of deep high grade gold zones in the Rice Lake Mine, the continued development of the San Gold #1 Mine, and the expansion of milling capacity above the current 1,250 ton per day limit as well as for general corporate purposes including working capital.

All the terms of the Offering are subject to the approval of the TSX Venture Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

San Gold Corporation is a junior gold producer focused on the Rice Lake Region of Manitoba. The Corporation's shares trade on the TSX Venture Exchange under the symbol SGR.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation, at (204) 794-5818 or 1- 800-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Corporation expects to occur, are forward looking statements. Forward looking statements are

statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Corporation's management on the date the statements are made. The Corporation undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

This press release is not for dissemination in the United States or for distribution to U.S. news wire services.


San Gold
CORPORATION

May 17, 2007

Press Release

San Gold Corporation Announces Issuance of Stock Options

San Gold Corporation (the "Corporation") today announced the issuance of 2,000,000 incentive stock options ("Options") to purchase its common shares, exercisable at $0.96 per common share, to certain key employees and consultants of the Corporation. The Options have been issued pursuant to the Corporation's stock option plan.

The issuance of the Options is subject to the approval of the TSX Venture Exchange. If the issuance of the Options is approved by the TSX Venture Exchange, the Options will be subject to a minimum hold period of 4 months and one day in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation, at (204) 794-5818 or 1-800-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release is not for dissemination in the United States or for distribution to U.S. news wire services.


San Gold
CORPORATION

San Gold Corporation Announces Non-Brokered Private Placement Offering

May 28, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, President of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced the intention of the Corporation to undertake a non-brokered private placement offering (the "Offering") of up to 10,000,000 units of the Corporation ("Units") at a price of $1.00 per Unit for aggregate gross proceeds of up to $10,000,000. Each Unit will consist of one common share of the Corporation (a "Common Share") and one half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant shall entitle the holder thereof to purchase one Common Share at a price of $1.25 per share for 12 months from the date of issuance and, if unexercised, at a price of $1.50 per share for 12 months thereafter. Closing is expected on or about June 5, 2007.

Certain companies and individuals may assist the Corporation by introducing potential subscribers for the Offering and, subject to compliance with applicable legislation, will be entitled to receive a fee, payable in cash, equal to 7% of the total subscription proceeds received from subscribers introduced to the Corporation by each particular person.

No broker warrants will be issued in connection with the Offering. All the terms of the Offering are subject to the approval of the TSX Venture Exchange.

The net proceeds of the Offering will be used for the development of the Corporation's third Manitoba gold mine, the new Cartwright Mine, the development of deep high grade gold zones in the Rice Lake Mine, the continued development of the San Gold #1 Mine as well as for general corporate purposes including working capital.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation, at (204) 794-5818 or 1- 800-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release is not for dissemination in the United States or for distribution to U.S. news wire services.


San Gold
CORPORATION

San Gold Corporation Announces Increase to Private Placement Offering

May 31, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, President of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced an increase to the current private placement offering (the "Offering") of the Corporation first announced on May 28, 2007. The Corporation has determined to increase the Offering from a maximum of 10,000,000 units of the Corporation ("Units") to up to a maximum of 20,000,000 Units, at a price of $1.00 per Unit. As previously announced, each Unit will consist of one common share of the Corporation (a "Common Share") and one half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant shall entitle the holder thereof to purchase one Common Share at a price of $1.25 per share for 12 months from the date of issuance and, if unexercised, at a price of $1.50 per share for 12 months thereafter. All other terms of the Offering remain the same. Closing is expected on or about June 5, 2007.

All the terms of the Offering are subject to the approval of the TSX Venture Exchange.

The net proceeds of the Offering will be used for the development of the Corporation's third Manitoba gold mine, the new Cartwright Mine, the development of deep high grade gold zones in the Rice Lake Mine, the continued development of the San Gold #1 Mine as well as for general corporate purposes including working capital.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation, at (204) 794-5818 or 1- 800-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release is not for dissemination in the United States or for distribution to U.S. news wire services.


San Gold
CORPORATION

San Gold Corporation Announces First Closing of Non-Brokered Private Placement Offering

June 7, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, Chief Executive Officer of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced the first closing of the Corporation's non-brokered private placement offering (the "Offering") of up to 20,000,000 units of the Corporation (the "Units") at a price of $1.00 per Unit. Each Unit consisted of one common share of the Corporation (a "Common Share") and one half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one Common Share at a price of $1.25 per share for 12 months from the date of issuance and, if unexercised, at a price of $1.50 per share for 12 months thereafter. At the first closing of the Offering, the Corporation issued 10,797,360 Units for aggregate gross proceeds of $10,797,360. The Corporation is no longer accepting subscriptions and anticipates a final closing for the full amount of the Offering on or about June 14, 2007.

Certain companies and individuals assisted the Corporation by introducing potential subscribers for the Offering and received a fee, payable in cash, equal to 7% of the total subscription proceeds received from subscribers introduced to the Corporation by each particular person.

The closing of the Offering is subject to the final approval of the TSX Venture Exchange.

The net proceeds of the Offering will be used for the development of the Corporation's third Manitoba gold mine, the new Cartwright Mine, the development of deep high grade gold zones in the Rice Lake Mine, the continued development of the San Gold #1 Mine as well as for general corporate purposes including working capital.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation at (204) 794-5818 or 1-800-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release is not for dissemination in the United States or for distribution to U.S. news wire services.


San Gold
CORPORATION

San Gold Corporation Announces Second Increase to Private Placement Offering

June 11, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, Chief Executive Officer of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced an increase to the current private placement offering (the "Offering") of the Corporation first announced on May 28, 2007 and amended on May 31, 2007. The Corporation has determined to increase the Offering from a maximum of 20,000,000 units of the Corporation ("Units") up to a maximum of 23,000,000 Units, at a price of $1.00 per Unit. The Corporation anticipates a final closing for the full amount of the Offering on or about June 15, 2007. As previously announced, each Unit will consist of one common share of the Corporation (a "Common Share") and one half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant shall entitle the holder thereof to purchase one Common Share at a price of $1.25 per share for 12 months from the date of issuance and, if unexercised, at a price of $1.50 per share for 12 months thereafter. All other terms of the Offering remain the same.

All the terms of the Offering are subject to the approval of the TSX Venture Exchange.

The net proceeds of the Offering will be used for the development of the Corporation's third Manitoba gold mine, the new Cartwright Mine, the development of deep high grade gold zones in the Rice Lake Mine, the continued development of the San Gold #1 Mine as well as for general corporate purposes including working capital.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation, at (204) 794-5818 or 1- 800-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release is not for dissemination in the United States or for distribution to U.S. news wire services.


San Gold
CORPORATION

San Gold Corporation Announces Second and Final Closing of Non-Brokered Private Placement Offering

June 15, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, Chief Executive Officer of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced the second and final closing of the Corporation's non-brokered private placement offering (the "Offering") of up to 23,000,000 units of the Corporation (the "Units") at a price of $1.00 per Unit. Each Unit consisted of one common share of the Corporation (a "Common Share") and one half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one Common Share at a price of $1.25 per share for 12 months from the date of issuance and, if unexercised, at a price of $1.50 per share for 12 months thereafter. At the second closing of the Offering, the Corporation issued 10,917,106 Units for aggregate gross proceeds of $10,917,106. The total number of Units issued by the Corporation pursuant to the Offering was 21,714,466 for aggregate gross proceeds of $21,714,466.

Certain companies and individuals assisted the Corporation by introducing potential subscribers for the Offering and received a fee, payable in cash, equal to 7% of the total subscription proceeds received from subscribers introduced to the Corporation by each particular person.

The closing of the Offering is subject to the final approval of the TSX Venture Exchange.

The net proceeds of the Offering will be used for the development of the Corporation's third Manitoba gold mine, the new Cartwright Mine, the development of deep high grade gold zones in the Rice Lake Mine, the continued development of the San Gold #1 Mine as well as for general corporate purposes including working capital.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation at (204) 794-5818 or 1-800-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release is not for dissemination in the United States or for distribution to U.S. news wire services.


San Gold
CORPORATION

San Gold Corporation Announces Appointment of New CFO

June 27, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

The board of directors of San Gold Corporation ("the Corporation") is pleased to announce the appointment of Gestur Kristjansson, BA, MBA, CA, the current Vice-President, Finance of the Corporation, as Chief Financial Officer of the Corporation. Mr. Kristjansson takes over as Chief Financial Officer from Richard Boulay. Mr. Boulay will remain a director of the Corporation. The board of directors extends its thanks to Mr. Boulay for his services as Chief Financial Officer.

Mr. Kristjansson is a Chartered Accountant and has 12 years of experience in senior financial roles in various companies, including the position of CFO of a TSX Venture Exchange listed issuer. He has provided consulting services to a number of entities regarding financial, managerial and corporate strategy and implementation.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation at (204) 794-5818 or 1-866-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1. **Name and Address of Company:**

   San Gold Corporation (the "Company")
   Lot 1, Block 12
   Bissett, Manitoba R0E 0J0

2. **Date of Material Change:**

   February 28, 2006

3. **News Release:**

   The Company issued a press release regarding the material change on March 1, 2006, a copy of which is attached hereto.

4. **Summary of Material Change:**

   On February 28, 2006, the Corporation completed the closing of an offering of $10,000,000 worth of two year senior convertible redeemable debentures (the "Debentures"). The Corporation issued $4,988,000 worth of Debentures to subscribers resident in the Provinces of Manitoba and Ontario.

5. **Full Description Of Material Change:**

   See attached Schedule "A".

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not Applicable.

7. **Omitted Information:**

   Not Applicable.

8. **Executive Officer:**

   Hugh Wynne, Chairman
   Tel: (204) 277-5411

DATED at Winnipeg, Manitoba this 28th day of February, 2006.

SAN GOLD CORPORATION

Per: *"Hugh Wynne"*
Hugh Wynne, Chairman

SCHEDULE "A"

March 1, 2006

Press Release

San Gold Corporation Announces First Closing of Private Placement Debenture Offering

Mr. Hugh Wynne, Chairman of San Gold Corporation (the "Corporation"), today announced the first closing on February 28, 2006 of the $10,000,000 private placement offering of 2 year senior convertible redeemable debentures (the "Debentures") of the Corporation first announced on February 20, 2006 (the "Offering"). At the first closing of the Offering the Corporation issued approximately $5,000,000 principal amount of Debentures to subscribers resident in the Provinces of Manitoba and Ontario.

The Debentures have a term of two years and bear interest at a rate of 10% per annum. Debentureholders may elect to receive interest payments in common shares of the Corporation (in lieu of cash) at the same rates of interest per annum as set forth above, at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the holders into common shares of the Corporation at a price of $0.80 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Corporation at any time at the option of the Corporation, subject to the right of the Debenture holders to convert their Debentures into common shares upon notice of such redemption. The Debentures sold pursuant to the Offering may not be resold for a period of four months and one day from the date of issuance of the Debentures pursuant to the requirements of the Exchange and applicable securities laws.

Jory Capital Inc., an independent investment dealer headquartered in Winnipeg, Manitoba assisted the Corporation with respect to the Offering and was paid a fee of 5% of the total subscription proceeds received from subscribers who acquired Debentures through Jory Capital Inc. Certain other persons also assisted the Corporation by introducing potential subscribers for the Offering and were be paid a finder's fee of 5% of the total subscription proceeds received from subscribers introduced by each particular person. No broker warrants were issued in connection with the Offering.

The closing of the Offering is subject to regulatory approval and the final approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1. **Name and Address of Company:**

   San Gold Corporation (the "Company")
   Lot 1, Block 12
   Bissett, Manitoba R0E 0J0

2. **Date of Material Change:**

   March 23, 2006

3. **News Release:**

   The Company issued a press release regarding the material change on March 24, 2006, a copy of which is attached hereto.

4. **Summary of Material Change:**

   On March 23, 2006, the Corporation completed the second closing of an offering of $10,000,000 worth of two year senior convertible redeemable debentures (the "Debentures"). The Corporation issued $1,967,000 of Debentures to subscribers resident in the Provinces of Ontario, Manitoba, Saskatchewan, Alberta and British Columbia and the United States.

5. **Full Description Of Material Change:**

   See attached Schedule "A".

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not Applicable.

7. **Omitted Information:**

   Not Applicable.

8. **Executive Officer:**

   Hugh Wynne, Chairman
   Tel: (204) 277-5411

DATED at Winnipeg, Manitoba this 24th day of March, 2006.

SAN GOLD CORPORATION

Per: *"Hugh Wynne"*
Hugh Wynne, Chairman

SCHEDULE "A"

March 24, 2006

Press Release

San Gold Corporation Announces Second Closing of Private Placement Debenture Offering

Mr. Hugh Wynne, Chairman of San Gold Corporation (the "Corporation"), today announced the second closing on March 23, 2006 of the $10,000,000 private placement offering of 2 year senior secured convertible redeemable debentures (the "Debentures") of the Corporation first announced on February 20, 2006 (the "Offering"). At the second closing of the Offering the Corporation issued $1,967,000 principal amount of Debentures to subscribers resident in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and in the United States. The total amount closed under the Offering to date is $6,955,000.

The Debentures have a term of two years from the initial closing date of the Offering, being February 28, 2006, and bear interest at a rate of 10% per annum. Debentureholders may elect to receive interest payments in common shares of the Corporation (in lieu of cash) at the same rates of interest per annum as set forth above, at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the holders into common shares of the Corporation at a price of $0.80 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Corporation at any time at the option of the Corporation, subject to the right of the Debenture holders to convert their Debentures into common shares upon notice of such redemption. The Debentures sold pursuant to the Offering may not be resold for a period of four months and one day from the date of issuance of the Debentures pursuant to the requirements of the TSX Venture Exchange and applicable securities laws.

Certain persons assisted the Corporation by introducing potential subscribers for the Offering and were paid a finder's fee of 5% of the total subscription proceeds received from subscribers introduced by each particular person. No broker warrants were issued in connection with the Offering.

Proceeds are to be used for mine development at the company's Rice Lake Gold Mine and the San Gold #1 Mine in order to accelerate planned production to a rate of 100,000 ounces of gold per year.

The closing of the Offering is subject to regulatory approval and the final approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1. **Name and Address of Company:**

   San Gold Corporation (the "Company")
   Lot 1, Block 12
   Bissett, Manitoba R0E 0J0

2. **Date of Material Change:**

   April 5, 2006

3. **News Release:**

   The Company issued a press release regarding the material change on April 6, 2006, a copy of which is attached hereto.

4. **Summary of Material Change:**

   On April 5, 2006, the Corporation completed the third closing of an offering of $10,000,000 worth of two year senior secured convertible redeemable debentures (the "Debentures"). The Corporation issued $3,045,000 of Debentures to subscribers resident in the Provinces of Ontario, Manitoba, Saskatchewan, Alberta and British Columbia and in the United States.

5. **Full Description Of Material Change:**

   See attached Schedule "A".

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not Applicable.

7. **Omitted Information:**

   Not Applicable.

8. **Executive Officer:**

   Hugh Wynne, Chairman
   Tel: (204) 277-5411

DATED at Winnipeg, Manitoba this 6th day of April, 2006.

SAN GOLD CORPORATION

Per: *"Hugh Wynne"*
Hugh Wynne, Chairman

SCHEDULE "A"

April 6, 2006

Press Release

<u>San Gold Corporation Announces Third and Final Closing of Private Placement Debenture Offering</u>

Mr. Hugh Wynne, Chairman of San Gold Corporation (the "Corporation"), announced the third closing on April 5, 2006 of the $10,000,000 private placement offering of 2 year senior secured convertible redeemable debentures (the "Debentures") of the Corporation first announced on February 20, 2006 (the "Offering"). At the third closing of the Offering the Corporation issued $3,045,000 principal amount of Debentures to subscribers resident in the Provinces of Ontario, Manitoba, Saskatchewan, Alberta and British Columbia and in the United States. The Corporation has now sold $10,000,000 of Debentures pursuant to the Offering, the maximum amount permitted under the Offering. The Offering was significantly oversubscribed and the Corporation was regrettably forced to cut-back the allocations of certain subscribers and to refuse altogether additional subscriptions.

The Debentures have a term of two years from the initial closing date of the Offering, being February 28, 2006, and bear interest at a rate of 10% per annum. Debentureholders may elect to receive interest payments in common shares of the Corporation (in lieu of cash) at the same rates of interest per annum as set forth above, at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the holders into common shares of the Corporation at a price of $0.80 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Corporation at any time at the option of the Corporation, subject to the right of the Debenture holders to convert their Debentures into common shares upon notice of such redemption. The Debentures sold pursuant to the Offering may not be resold for a period of four months and one day from the date of issuance of the Debentures pursuant to the requirements of the TSX Venture Exchange and applicable securities laws.

Certain persons assisted the Corporation by introducing potential subscribers for the Offering and were paid a finder's fee of 5% of the total subscription proceeds received from subscribers introduced by each particular person. No broker warrants were issued in connection with the Offering.

Proceeds are to be used for mine development at the Corporation's Rice Lake Gold Mine and the San Gold #1 Mine.

The closing of the Offering is subject to regulatory approval and the final approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1. **Name and Address of Company:**

   San Gold Corporation (the "Corporation")
   Lot 1, Block 12
   Bissett, Manitoba R0E 0J0

2. **Date of Material Change:**

   April 19, 2006

3. **News Release:**

   The Corporation issued a press release regarding the material change on April 20, 2006, a copy of which is attached hereto.

4. **Summary of Material Change:**

   On April 19, 2006, the Corporation completed the issuance of 2,000,000 common shares of the Corporation at a price of $1.00 per Share for aggregate gross proceeds of $2,000,000 to a certain institutional investors resident in the Province of Ontario.

5. **Full Description Of Material Change:**

   See attached Schedule "A".

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not Applicable.

7. **Omitted Information:**

   Not Applicable.

8. **Executive Officer:**

   Hugh Wynne, Chairman
   Tel: (204) 277-5411

DATED at Winnipeg, Manitoba this 20th day of April, 2006.

SAN GOLD CORPORATION

Per: *"Hugh Wynne"*
Hugh Wynne, Chairman

SCHEDULE "A"

April 20, 2006
Bissett, Manitoba
SGR: TSX-V www.sangoldcorp.com

Mr. Hugh Wynne, Chairman of San Gold Corporation (the "Corporation"), is pleased to announce the completion on April 19, 2006 of the previously announced private placement offering (the "Offering") of 2,000,000 common shares of the Corporation (the "Shares") at a price of $1.00 per Share. Pursuant to the Offering, Sprott Asset Management Inc. as portfolio manager for various funds purchased all 2,000,000 Shares for aggregate consideration of $2,000,000.

The Offering is non-brokered and no person or company received any agency fee or other compensation in connection with the Offering. The Shares sold pursuant to the Offering may not be resold for a period of four months and one day from the date of issuance of the Shares pursuant to the requirements of the TSX Venture Exchange and applicable securities laws.

All the terms of the Offering are subject to the final approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation, at (204) 794-5818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.



MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1. **Name and Address of Company:**

   San Gold Corporation (the "Company")
   PO Box 1000, General Delivery
   Bissett, Manitoba R0E 0J0

2. **Date of Material Change:**

   October 18, 2006

3. **News Release:**

   The Company issued a press release regarding the material change on October 19, 2006, a copy of which is attached hereto.

4. **Summary of Material Change:**

   On October 18, 2006, the Company completed the first closing of an offering of $20,000,000 worth of Series B 10% 2 year senior secured convertible redeemable debentures (the "Debentures"). The Company issued $810,000 principal amount of Debentures to subscribers resident in the Province of British Columbia.

5. **Full Description Of Material Change:**

   See attached Schedule "A".

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not Applicable.

7. **Omitted Information:**

   Not Applicable.

8. **Executive Officer:**

   Hugh Wynne, Chairman
   Tel: (204) 277-5411

DATED at Winnipeg, Manitoba this 19th day of October, 2006.

SAN GOLD CORPORATION

Per: *"Hugh Wynne"*
Hugh Wynne, Chairman

SCHEDULE "A"

October 19, 2006

Press Release

San Gold Corporation Announces First Closing of Private Placement Offering

Mr. Dale Ginn, President of San Gold Corporation (the "Corporation"), today announced the first closing on October 18, 2006 of the private placement offering of Series B 10% 2 year senior secured convertible redeemable debentures (the "Debentures") of the Corporation first announced on October 11, 2006 (the "Offering"). At the first closing of the Offering the Corporation issued $810,000 principal amount of Debentures.

The Debentures have a term of two years and bear interest at a rate of 10% per annum. Debentureholders may elect to receive interest payments in common shares of the Corporation (in lieu of cash) at the same rates of interest per annum as set forth above, at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the holders into common shares of the Corporation at a price of $1.60 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Corporation at any time at the option of the Corporation, subject to the right of the Debenture holders to convert their Debentures into common shares upon notice of such redemption. The Debentures sold pursuant to the Offering may not be resold for a period of four months and one day from the date of issuance of the Debentures pursuant to the requirements of the TSX Venture Exchange and applicable securities laws.

Certain persons assisted the Corporation by introducing potential subscribers for the Offering and will be paid a finder's fee of 5% of the total subscription proceeds received from subscribers introduced by each particular person. No broker warrants were issued in connection with the Offering.

The closing of the Offering is subject to regulatory approval and the final approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818 or 1-866-456-0818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

RECEIVED
2007 AUG -7 A 4: 01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1. **Name and Address of Company:**

   San Gold Corporation (the "Company")
   PO Box 1000, General Delivery
   Bissett, Manitoba R0E 0J0

2. **Date of Material Change:**

   October 27, 2006

3. **News Release:**

   The Company issued a press release regarding the material change on October 27, 2006, a copy of which is attached hereto.

4. **Summary of Material Change:**

   On October 27, 2006, the Company completed the second closing of an offering of $20,000,000 worth of Series B 10% 2 year senior secured convertible redeemable debentures (the "Debentures"). The Company issued $2,144,000 principal amount of Debentures to subscribers resident in the Provinces of Ontario, Manitoba, Saskatchewan, Alberta and British Columbia.

5. **Full Description Of Material Change:**

   See attached Schedule "A".

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not Applicable.

7. **Omitted Information:**

   Not Applicable.

8. **Executive Officer:**

   Hugh Wynne, Chairman
   Tel: (204) 277-5411

DATED at Winnipeg, Manitoba this 27th day of October, 2006.

SAN GOLD CORPORATION

Per: *"Hugh Wynne"*
Hugh Wynne, Chairman

SCHEDULE "A"

October 27, 2006

Press Release

San Gold Corporation Announces Second Closing of Private Placement Offering

Mr. Dale Ginn, President of San Gold Corporation (the "Corporation"), today announced the second closing of the private placement offering of Series B 10% 2 year senior secured convertible redeemable debentures (the "Debentures") of the Corporation first announced on October 11, 2006 (the "Offering"). At the first closing of the Offering on October 18, 2006, the Corporation issued \$810,000 principal amount of Debentures. At the second closing the Corporation issued \$2,144,000 principal amount of Debentures to subscribers resident in the Provinces of Ontario, Manitoba, Saskatchewan, Alberta and British Columbia. Accordingly, the Corporation has now issued an aggregate of \$2,954,000 principal amount of Debentures pursuant to the Offering. Additional closings are expected to occur during the month of November in order to accommodate investors who have expressed interest in the current Debenture financing.

The Debentures have a term of two years from the first closing of the Offering (being October 18, 2006) and bear interest at a rate of 10% per annum. Debentureholders may elect to receive interest payments in common shares of the Corporation (in lieu of cash) at the same rates of interest per annum as set forth above, at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the holders into common shares of the Corporation at a price of \$1.60 per share at any time after October 18, 2007. The Debentures may be redeemed by the Corporation at any time at the option of the Corporation, subject to the right of the Debenture holders to convert their Debentures into common shares upon notice of such redemption. The Debentures sold pursuant to the Offering may not be resold for a period of four months and one day from the date of issuance of the Debentures pursuant to the requirements of the TSX Venture Exchange and applicable securities laws.

Certain persons assisted the Corporation by introducing potential subscribers for the Offering and will be paid a finder's fee of 5% of the total subscription proceeds received from subscribers introduced by each particular person. No broker warrants were issued in connection with the Offering.

The closing of the Offering is subject to regulatory approval and the final approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818 or 1-866-456-0818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1. **Name and Address of Company:**

   San Gold Corporation (the "Company")
   PO Box 1000, General Delivery
   Bissett, Manitoba R0E 0J0

2. **Date of Material Change:**

   November 22, 2006

3. **News Release:**

   The Company issued a press release regarding the material change on November 22, 2006, a copy of which is attached hereto.

4. **Summary of Material Change:**

   On November 22, 2006, the Company completed the third closing of an offering of up to \$20,000,000 principal amount of Series B 10% 2 year senior secured convertible redeemable debentures (the "Debentures"). The Company issued \$2,473,000 principal amount of Debentures to subscribers resident in the Provinces of Ontario, Manitoba, Saskatchewan, Alberta and British Columbia.

5. **Full Description Of Material Change:**

   See attached Schedule "A".

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not Applicable.

7. **Omitted Information:**

   Not Applicable.

8. **Executive Officer:**

   Hugh Wynne, Chairman
   Tel: (204) 277-5411

DATED at Winnipeg, Manitoba this 22nd day of November, 2006.

SAN GOLD CORPORATION

Per: *"Hugh Wynne"*
Hugh Wynne, Chairman

SCHEDULE "A"

November 22, 2006

Press Release

San Gold Corporation Announces Third Closing of Private Placement Offering

Mr. Dale Ginn, President of San Gold Corporation (the "Corporation"), today announced the third closing of the private placement offering of Series B 10% 2 year senior secured convertible redeemable debentures (the "Debentures") of the Corporation which offering was first announced on October 11, 2006 (the "Offering"). At the first closing of the Offering on October 18, 2006, the Corporation issued $810,000 principal amount of Debentures. At the second closing of the Offering the Corporation issued $2,144,000 principal amount of Debentures. At the third closing of the Offering the Corporation issued $2,473,000 principal amount of Debentures to subscribers resident in the Provinces of Ontario, Manitoba, Saskatchewan, Alberta and British Columbia. Accordingly, the Corporation has now issued an aggregate of $5,427,000 principal amount of Debentures pursuant to the Offering.

The Debentures have a term of two years from the date of the first closing of the Offering (being October 18, 2006) and bear interest at a rate of 10% per annum. Debentureholders may elect to receive interest payments in common shares of the Corporation (in lieu of cash) at the same rates of interest per annum as set forth above, at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the holders into common shares of the Corporation at a price of $1.60 per share at any time after October 18, 2007. The Debentures may be redeemed by the Corporation at any time at the option of the Corporation, subject to the right of the Debenture holders to convert their Debentures into common shares upon notice of such redemption. The Debentures sold pursuant to the Offering may not be resold for a period of four months and one day from the date of issuance of the Debentures pursuant to the requirements of the TSX Venture Exchange and applicable securities laws.

Certain persons assisted the Corporation by introducing potential subscribers for the Offering and will be paid a finder's fee of 5% of the total subscription proceeds received from subscribers introduced by each particular person. No broker warrants were issued in connection with the Offering.

The closing of the Offering is subject to regulatory approval and the final approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818 or 1-866-456-0818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1. **Name and Address of Company:**

   San Gold Corporation (the "Company")
   PO Box 1000, General Delivery
   Bissett, Manitoba R0E 0J0

2. **Date of Material Change:**

   December 12, 2006

3. **News Release:**

   The Company issued a press release regarding the material change on December 12, 2006, a copy of which is attached hereto.

4. **Summary of Material Change:**

   On December 12, 2006, the Company completed the fourth closing of an offering of up to $20,000,000 principal amount of Series B 10% 2 year senior secured convertible redeemable debentures (the "Debentures"). The Company issued $1,337,000 principal amount of Debentures to subscribers resident in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

5. **Full Description Of Material Change:**

   See attached Schedule "A".

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not Applicable.

7. **Omitted Information:**

   Not Applicable.

8. **Executive Officer:**

   Hugh Wynne, Chairman
   Tel: (204) 277-5411

DATED at Winnipeg, Manitoba this 12th day of December, 2006.

SAN GOLD CORPORATION

Per: *"Hugh Wynne"*
Hugh Wynne, Chairman

SCHEDULE "A"

December 12, 2006

Press Release

San Gold Corporation Announces Fourth and Final Closing of Private Placement Offering

Mr. Dale Ginn, President of San Gold Corporation (the "Corporation"), today announced the fourth and final closing of the private placement offering of Series B 10% 2 year senior secured convertible redeemable debentures (the "Debentures") of the Corporation which offering was first announced on October 11, 2006 (the "Offering"). At the first three closings of the Offering the Corporation issued an aggregate of $5,427,000 principal amount of Debentures. At the fourth and final closing of the Offering the Corporation issued $1,337,000 principal amount of Debentures to subscribers resident in the Provinces of Columbia, Alberta, Saskatchewan, Manitoba and Ontario. Accordingly, the Corporation has now issued an aggregate of $6,764,000 principal amount of Debentures pursuant to the Offering.

The Debentures have a term of two years from the date of the first closing of the Offering (being October 18, 2006) and bear interest at a rate of 10% per annum. Debentureholders may elect to receive interest payments in common shares of the Corporation (in lieu of cash) at the same rates of interest per annum as set forth above, at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the holders into common shares of the Corporation at a price of $1.60 per share at any time after October 18, 2007. The Debentures may be redeemed by the Corporation at any time at the option of the Corporation, subject to the right of the Debenture holders to convert their Debentures into common shares upon notice of such redemption. The Debentures sold pursuant to the Offering may not be resold for a period of four months and one day from the date of issuance of the Debentures pursuant to the requirements of the TSX Venture Exchange and applicable securities laws.

Certain persons assisted the Corporation by introducing potential subscribers for the Offering and will be paid a finder's fee of 5% of the total subscription proceeds received from subscribers introduced by each particular person. No broker warrants were issued in connection with the Offering.

The closing of the Offering is subject to regulatory approval and the final approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818 or 1-866-456-0818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1. **Name and Address of Company:**

   San Gold Corporation (the "Company")
   Lot 1, Block 12
   Bissett, Manitoba R0E 0J0

2. **Date of Material Change:**

   December 29, 2006

3. **News Release:**

   The Company issued a press release regarding the material change on December 29, 2006, a copy of which is attached hereto.

4. **Summary of Material Change:**

   On December 29, 2006, the Corporation completed the issuance of 5,321,511 common shares of the Corporation issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) (the "Flow-Through Shares") at a price of $1.50 per Flow-Through Share for aggregate gross proceeds of $7,982,267.

5. **Full Description Of Material Change:**

   See attached Schedule "A".

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not Applicable.

7. **Omitted Information:**

   Not Applicable.

8. **Executive Officer:**

   Hugh Wynne, Chairman
   Tel: (204) 277-5411

DATED at Winnipeg, Manitoba this 29th day of December, 2006.

SAN GOLD CORPORATION

Per: *"Hugh Wynne"*
Hugh Wynne, Chairman

SCHEDULE "A"

San Gold Corporation Announces Closing of Private Placement

December 29, 2006
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, President of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced the closing of the private placement offering (the "Offering") by the Corporation of up to 5,333,333 common shares of the Corporation to be issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) (the "Flow-Through Shares") at a price of $1.50 per share for aggregate gross proceeds of up to $8,000,000. The Corporation issued 5,321,511 Flow-Through Shares for gross proceeds of $7,982,267 to subscribers resident in the Provinces of Quebec, Ontario, Manitoba, Saskatchewan and British Columbia.

Certain companies and individuals assisted the Corporation by introducing potential subscribers for the Offering and received either: (i) a fee, payable in cash, equal to 3% of the total subscription proceeds received from subscribers introduced to the Corporation by each particular person; or (ii) a fee, payable in common shares of the Corporation, equal to 5% of the total subscription proceeds received from subscribers introduced to the Corporation by each particular person.

No broker warrants were issued in connection with the Offering. The final closing of the Offering is subject to the approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818 or 1-866-456-0818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This press release is not for dissemination in the United States or for distribution to U.S. news wire services.

AMENDED AND RESTATED MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1. **Name and Address of Company:**

   San Gold Corporation (the "Company")
   Lot 1, Block 12
   Bissett, Manitoba R0E 0J0

2. **Date of Material Change:**

   December 29, 2006

3. **News Release:**

   The Company issued a press release regarding the material change on December 29, 2006 and a press release correcting the initial release on January 8, 2007, copies of which are attached hereto.

4. **Summary of Material Change:**

   On December 29, 2006, the Corporation completed the issuance of 5,111,511 common shares of the Corporation issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) (the "Flow-Through Shares") at a price of $1.50 per Flow-Through Share for aggregate gross proceeds of $7,667,266.50.

5. **Full Description Of Material Change:**

   See attached Schedule "A" and Schedule "B".

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not Applicable.

7. **Omitted Information:**

   Not Applicable.

8. **Executive Officer:**

   Hugh Wynne, Chairman
   Tel: (204) 277-5411

DATED at Winnipeg, Manitoba this 9th day of January, 2007.

SAN GOLD CORPORATION

Per: *"Hugh Wynne"*
Hugh Wynne, Chairman

SCHEDULE "A"

San Gold Corporation Announces Closing of Private Placement

December 29, 2006
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, President of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced the closing of the private placement offering (the "Offering") by the Corporation of up to 5,333,333 common shares of the Corporation to be issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) (the "Flow-Through Shares") at a price of $1.50 per share for aggregate gross proceeds of up to $8,000,000. The Corporation issued 5,321,511 Flow-Through Shares for gross proceeds of $7,982,267 to subscribers resident in the Provinces of Quebec, Ontario, Manitoba, Saskatchewan and British Columbia.

Certain companies and individuals assisted the Corporation by introducing potential subscribers for the Offering and received either: (i) a fee, payable in cash, equal to 3% of the total subscription proceeds received from subscribers introduced to the Corporation by each particular person; or (ii) a fee, payable in common shares of the Corporation, equal to 5% of the total subscription proceeds received from subscribers introduced to the Corporation by each particular person.

No broker warrants were issued in connection with the Offering. The final closing of the Offering is subject to the approval of the TSX Venture Exchange.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818 or 1-866-456-0818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This press release is not for dissemination in the United States or for distribution to U.S. news wire services.

SCHEDULE "B"

San Gold Corporation Announces Amendment to Press Release

January 8, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

On December 29, 2006, Mr. Dale Ginn, President of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", announced the closing of the Corporation's private placement offering and the issuance of 5,321,511 common shares of the Corporation issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) ("Flow-Through Shares"). The Corporation wishes to amend that release to reflect the fact that the Corporation actually issued 5,111,511 Flow-Through Shares for aggregate gross proceeds of $7,667,266.50. All other information in the press release of December 29, 2006 remains accurate.

For further information contact Dale Ginn, President of San Gold Corporation at (204) 794-5818 or 1-866-456-0818.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This press release is not for dissemination in the United States or for distribution to U.S. news wire services.

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1. **Name and Address of Company:**

San Gold Corporation (the "Company")
PO Box 1000 – General Delivery
Bissett, Manitoba R0E 0J0

2. **Date of Material Change:**

June 7, 2007

3. **News Release:**

The Company issued a press release regarding the material change on June 7, 2007, a copy of which is attached hereto.

4. **Summary of Material Change:**

On June 7, 2007, the Corporation completed the issuance of 10,797,360 units of the Corporation ("Units") at a price of $1.00 per Unit for aggregate gross proceeds of $10,797,360. Each Unit was comprised of one common share of the Corporation (a "Common Share") and one half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one Common Share at a price of $1.25 per share for 12 months from the date of issuance and, if unexercised, at a price of $1.50 per share for 12 months thereafter.

5. **Full Description Of Material Change:**

See attached Schedule "A".

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

Not Applicable.

7. **Omitted Information:**

Not Applicable.

8. **Executive Officer:**

Dale Ginn, Chief Executive Officer
Tel: (204) 277-5411

DATED at Winnipeg, Manitoba this 7th day of June, 2007.

SAN GOLD CORPORATION

Per: *"Hugh Wynne"*
Hugh Wynne, Executive Chairman

SCHEDULE "A"

This press release is not for dissemination in the United States or for distribution to U.S. news wire services.

San Gold Corporation Announces First Closing of Non-Brokered Private Placement Offering

June 7, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, Chief Executive Officer of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced the first closing of the Corporation's non-brokered private placement offering (the "Offering") of up to 20,000,000 units of the Corporation (the "Units") at a price of $1.00 per Unit. Each Unit consisted of one common share of the Corporation (a "Common Share") and one half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one Common Share at a price of $1.25 per share for 12 months from the date of issuance and, if unexercised, at a price of $1.50 per share for 12 months thereafter. At the first closing of the Offering, the Corporation issued 10,797,360 Units for aggregate gross proceeds of $10,797,360. The Corporation is no longer accepting subscriptions and anticipates a final closing for the full amount of the Offering on or about June 14, 2007.

Certain companies and individuals assisted the Corporation by introducing potential subscribers for the Offering and received a fee, payable in cash, equal to 7% of the total subscription proceeds received from subscribers introduced to the Corporation by each particular person.

The closing of the Offering is subject to the final approval of the TSX Venture Exchange.

The net proceeds of the Offering will be used for the development of the Corporation's third Manitoba gold mine, the new Cartwright Mine, the development of deep high grade gold zones in the Rice Lake Mine, the continued development of the San Gold #1 Mine as well as for general corporate purposes including working capital.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation at (204) 794-5818 or 1-800-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1. **Name and Address of Company:**

   San Gold Corporation (the "Company")
   PO Box 1000 – General Delivery
   Bissett, Manitoba R0E 0J0

2. **Date of Material Change:**

   June 15, 2007

3. **News Release:**

   The Company issued a press release regarding the material change on June 15, 2007, a copy of which is attached hereto.

4. **Summary of Material Change:**

   On June 15, 2007, the Corporation completed the issuance of 10,917,106 units of the Corporation ("Units") at a price of $1.00 per Unit for aggregate gross proceeds of $10,917,106. Each Unit was comprised of one common share of the Corporation (a "Common Share") and one half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one Common Share at a price of $1.25 per share for 12 months from the date of issuance and, if unexercised, at a price of $1.50 per share for 12 months thereafter.

5. **Full Description Of Material Change:**

   See attached Schedule "A".

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not Applicable.

7. **Omitted Information:**

   Not Applicable.

8. **Executive Officer:**

   Dale Ginn, Chief Executive Officer
   Tel: (204) 277-5411

DATED at Winnipeg, Manitoba this 15th day of June, 2007.

SAN GOLD CORPORATION

Per: *"Hugh Wynne"*
Hugh Wynne, Executive Chairman

SCHEDULE "A"

This press release is not for dissemination in the United States or for distribution to U.S. news wire services.

San Gold Corporation Announces Second and Final Closing of Non-Brokered Private Placement Offering

June 15, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, Chief Executive Officer of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced the second and final closing of the Corporation's non-brokered private placement offering (the "Offering") of up to 23,000,000 units of the Corporation (the "Units") at a price of $1.00 per Unit. Each Unit consisted of one common share of the Corporation (a "Common Share") and one half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one Common Share at a price of $1.25 per share for 12 months from the date of issuance and, if unexercised, at a price of $1.50 per share for 12 months thereafter. At the second closing of the Offering, the Corporation issued 10,917,106 Units for aggregate gross proceeds of $10,917,106. The total number of Units issued by the Corporation pursuant to the Offering was 21,714,466 for aggregate gross proceeds of $21,714,466.

Certain companies and individuals assisted the Corporation by introducing potential subscribers for the Offering and received a fee, payable in cash, equal to 7% of the total subscription proceeds received from subscribers introduced to the Corporation by each particular person.

The closing of the Offering is subject to the final approval of the TSX Venture Exchange.

The net proceeds of the Offering will be used for the development of the Corporation's third Manitoba gold mine, the new Cartwright Mine, the development of deep high grade gold zones in the Rice Lake Mine, the continued development of the San Gold #1 Mine as well as for general corporate purposes including working capital.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation at (204) 794-5818 or 1-800-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Manitoba

The Corporations Act
Loi sur les corporations
ARTICLES OF AMALGAMATION (share capital)
STATUTS DE FUSION (corporation avec capital-actions)

Manitoba
The Corporations Act / Loi sur les corporations
CERTIFICATE / CERTIFICAT
ARTICLES EFFECTIVE / LES STATUTS PRENNENT EFFET LE
30 JUN / JUIN 2005

DIRECTOR, CORPORATIONS BRANCH / DIRECTEUR, DIRECTION DES CORPORATIONS

1. Name of amalgamated corporation / Dénomination de la corporation issue de la fusion

SAN GOLD CORPORATION

2. The address in full of the registered office (include postal code)
Adresse complète du bureau enregistré (inclure le code postal)

30th Floor, 360 Main Street, Winnipeg, MB R3C 4G1

3. Number (or minimum and maximum number) of directors
Nombre (ou nombre minimal et maximal) d'administrateurs
Minimum: 1 Maximum: 10

4. Directors / Administrateurs

Name in full / Nom complet	Address in full / Adresse complète
Hugh Wynne	Box 70, Bissett, MB R0E 0J0
Fred Sveinson	4655 Britannia Drive, Richmond, BC V7E 6B1
Courtney Shearer	38 Hawkeye Road, PO Box 1066, Bragg Creek, AB T0L 0K0
Richard Boulay	4606 5th Street SW, Calgary, AB T2S 2E5
Dale Ginn	Site 1, Box 36, RR1, Keewatin, ON P0X 1C0

5. The classes and any maximum number of shares that the corporation is authorized to issue
Catégories et tout nombre maximal d'actions que la corporation est autorisée à émettre

An unlimited number of common shares

6. The rights, privileges, restrictions and conditions attaching to the shares, if any
Droits, privilèges, restrictions et conditions dont les actions sont assorties, s'il y a lieu

The annexed Schedule I is incorporated herein.

7. Restrictions, if any, on share transfers / Restrictions au transfert des actions, s'il y a lieu

None

8 Restrictions, if any, on business the corporation may carry on
Limites imposées quant à l'entreprise que la corporation peut exercer, s'il y a lieu

None

9. Other provisions, if any / Autres dispositions, s'il y a lieu

None

10. The amalgamation agreement has been duly approved in accordance with Section 177 of *The Corporations Act.*

~~or~~

~~The amalgamation has been duly approved in accordance with Section 178 of *The Corporations Act.* These articles of amalgamation are the same as the articles of incorporation of (name the designated amalgamating corporation)~~

La convention de fusion a été dûment approuvée en conformité avec l'article 177 de la *Loi sur les corporations.*

ou

La fusion a été dûment approuvée en conformité avec l'article 178 de la *Loi sur les corporations.* Les présents statuts de fusion sont les mêmes que les statuts constitutifs de (nommer la corporation fusionnante désignée)

11. Name of the amalgamating corporation the by-laws of which are to be the by-laws of the amalgamated corporation
Dénomination de la corporation fusionnante dont les règlements doivent être les règlements de la corporation issue de la fusion
San Gold Resources Corporation

12. Names of amalgamating corporations Dénomination des corporations Fusionnantes	Signature Signature	Office held Poste	Date Date	Business Number Numéro d'entreprise
San Gold Resources Corporation 3576320 AC	[signature]	Chairman	June 30/05	892837568
Gold City Industries Ltd. 5111048 AC	[signature]	President & CEO	June 30/05	139826655

Instructions: The statutory declarations required by subsection 179(2) shall accompany these articles of amalgamation. It is not necessary to file the amalgamation agreement.

Directives : Les déclarations solennelles prévues au paragraphe 179(2) doivent accompagner les statuts de fusion. Il n'est pas nécessaire de déposer la convention de fusion.

Form 11 / Formule 11

OFFICE USE ONLY / RÉSERVÉ À L'ADMINISTRATION

Corporation Number: / N° de la corporation : 5111056

Business Number: / Numéro d'entreprise :

SCHEDULE I TO ARTICLES OF AMALGAMATION

OF

SAN GOLD CORPORATION

(the "Corporation")

The common shares of the Corporation shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) The holders of common shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and shall be entitled to one vote thereat for each common share held by them respectively.

(b) The holders of common shares shall be entitled to receive dividends when, as and if declared thereon by the board of directors of the Corporation.

(c) In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the common shares shall be entitled to receive rateably the property and assets of the Corporation.

GENERAL BY-LAW NO. 1

A by-law relating generally to the conduct of the affairs of San Gold Corporation.

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of San Gold Corporation (hereinafter referred to as the "Corporation").

SECTION ONE

I Interpretation

1.01 Definitions - In this by-law and all other by-laws and special resolutions of the Corporation unless the context otherwise requires:

(a) "Act" means The Corporations Act of Manitoba and any Act that may be substituted therefor, as from time to time amended;

(b) "articles" means the articles of amalgamation upon which is endorsed the certificate of amalgamation dated June 21, 2005 as from time to time amended, supplemented or restated and as the term articles is more particularly defined in the Act;

(c) "board" means the board of directors of the Corporation and includes a single director;

(d) "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(e) "recorded address" means, in the case of a shareholder, his or its address as recorded in the register of shareholders and, in the case of a director, officer, auditor or member of a committee of the board, his address as recorded in the records of the Corporation; and

(f) "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation pursuant to the provisions of this by-law or by a resolution passed pursuant thereto.

Words and expressions defined in the Act have the same meanings when used herein.

1.02 In all by-laws of the Corporation, where the context so requires or permits, the singular shall include the plural and the plural the singular; the word "person" shall include an individual, partnership, corporation, executor, administrator and legal representative, and the masculine shall include the feminine.

SECTION TWO

II Business of the Corporation

2.01 Registered Office- Until changed in accordance with the Act, the registered office of the Corporation shall be at 30th Floor, 360 Main Street, Winnipeg in the Province of Manitoba.

2.02 Execution of instruments - Any contract, document or other instrument in writing requiring execution by the Corporation shall be executed by, and all contracts, documents or other instruments in writing so executed shall be binding upon the

Corporation without any further authorization or formality. The board is authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation to execute, either manually or by facsimile signature, and deliver either contracts, documents or other instruments in writing generally or specific contracts, documents or other instruments in writing. The term "contracts, documents or other instruments in writing" as used in this by-law shall include, specifically but without limitation, deeds, mortgages, charges, security agreements, conveyances, releases, receipts and discharges for the payment of money or other obligations, transfers and assignments of property of all kinds, including, specifically but without limitation, transfers and assignments of shares, warrants, bonds, debentures or other securities and all paper writings.

2.03 Banking Arrangements - The banking business of the Corporation shall be transacted with such chartered banks, trust companies, credit unions or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.04 Voting Rights in Other Bodies Corporate - The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which, and the person or persons by whom, any particular voting rights or class of voting rights may or shall be exercised.

2.05 Withholding Information from Shareholders - Subject to the provisions of the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which, in the opinion of the board, it would not be in the interests of the shareholders or the Corporation to communicate to the public. The board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of the shareholders, and no shareholder shall have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or authorized by the board or by resolution passed at a general meeting of shareholders.

SECTION THREE

III Borrowing

3.01 The board may, without the authorization of the shareholders:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation, including bonds, debentures, notes or other evidences of indebtedness or guarantees, whether secured or unsecured;

(c) subject to section 42 of the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

SECTION FOUR

IV Directors

4.01 Number of Directors, Residency and Quorum- The articles of the Corporation provide that the Corporation shall have a board consisting of a minimum and maximum number of directors. Subject to subsection 100(4) of the Act, a majority of the directors of the Corporation shall be residents of Canada. The exact number of directors to form the board (the "Designated Number") shall be determined from time to time by the directors of the Corporation entitled to vote at regular directors' meetings. A quorum of the board shall be a majority of the Designated Number of the board. No business shall be transacted at a meeting unless a quorum is present and, subject to subsection 100(4), a majority of the directors present are residents of Canada at the time of the transaction of such business. Notwithstanding a vacancy among the directors, a quorum of directors may exercise all the powers of the board.

4.02 Qualification- A director is not required to be a shareholder and shall otherwise be qualified to be a director of the Corporation provided that such person is not otherwise disqualified pursuant to the provisions of subsection 100(1) of the Act.

4.03 Election and Term - The election of directors shall take place at each annual meeting of shareholders and all directors then in office shall retire but, if qualified, shall be eligible for re-election. The election of directors shall be by ordinary resolution of the shareholders. If an election of the directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected. No election or appointment of a person as a director shall be effective unless:

(a) he consents in writing to act as a director before his election or appointment or within ten (10) days thereafter, or

(b) he was present at the meeting when he was elected or appointed and did not refuse at that meeting to act as a director.

4.04 Removal of Director- Subject to the provisions of the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director or directors from office and may elect any qualified person or persons in his or their stead for the remainder of his or their term.

4.05 Vacation of Office - The office of a director shall be vacated upon the occurrence of any one of the following events:

(a) disqualification pursuant to the provisions of the Act;

(b) removal pursuant to the provisions of this by-law; or

(c) if by notice in writing to the Corporation he resigns his office and such resignation, if not effective immediately, becomes effective in accordance with its terms.

4.06 Vacancies - Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the minimum number of directors or from a failure of the shareholders to elect the minimum number of directors. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the minimum number of directors, the board shall forthwith call a special meeting of shareholders to fill the vacancy. If the board fails to call such meeting or if there are no such directors then in office, any shareholder may call the meeting.

4.07 Place of Meetings - Meetings of the board may be held at any place.

4.08 Calling of Meetings - Meetings of the board may be called upon 48 hours notice in writing or by telephone by either the Chairman of the Board or any two officers or directors of the Corporation. Any meeting of directors may be held at any place and time without such notice if all the directors are present or if a quorum is present and those directors who are absent have signified their consent to the holding of the meeting by an instrument in writing or subsequently thereto signify their consent in writing. Any resolution passed or proceeding had or action taken at such meeting shall be as valid and effectual as if it had been passed or taken at a meeting duly called. Notice of any meeting or any irregularity in any meeting or in the notice thereof may be waived by any director.

4.09 Meetings by Telephone - If all the directors consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

4.10 Meeting of Board Without Notice - For the first meeting of the board to be held immediately following the election of directors at an annual or general meeting of shareholders or for a meeting of the board at which a director is appointed to fill a vacancy in the board, no notice of such meeting shall be necessary to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided that a quorum of directors is present.

4.11 Voting at Meetings - Questions arising in any meeting of directors shall be decided by a majority vote of such directors. Provided he is a director, the chairman at all directors meetings may move, second or vote upon any resolution, by-law or any other matter or thing and may act in any matter whatsoever as if he were a director only and not chairman of the meeting. If the chairman is not a director, he shall not move, second or vote upon any resolution, by-law or on any other matter or thing. In case of an equality of votes, the chairman at the meeting shall not have a second or casting vote.

4.12 Chairman - The Chairman of the Board, if such an officer has been elected and is present, otherwise the President, or in his absence a Vice-President, failing whom the Secretary, shall be the chairman of any meetings of the board. If no such officer is present at any meeting of the board, the directors present shall choose one of their number to act as chairman of such meeting.

4.13 Conflict of Interest - A director shall not be disqualified by reason of his office from contracting with the Corporation or a subsidiary thereof. Subject to the provisions of the Act, a director shall not by reason only of his office be accountable to the Corporation or its shareholders for any profit or gain realized from a contract or transaction in which he has an interest. Such contract or transaction shall not be voidable by reason only of such interest, or by reason only of the presence of a director so interested at a meeting, or by reason only of his presence being counted in determining a quorum at a meeting of the directors at which such a contract or transaction is approved, provided that a declaration and disclosure of such interest shall have been made at the time and in the manner prescribed by section 115 of the Act, and the director so interested shall have refrained from voting as a director on the resolution approving the contract or transaction (except as permitted by the Act) and such contract shall have been reasonable and fair to the Corporation and shall have been approved by the directors or shareholders of the Corporation as required by section 115 of the Act.

4.14 Remuneration and Expenses – The board shall have the power to fix the remuneration to be paid to directors and officers for their services to the Corporation, which remuneration paid to a director may be in addition to the salary or remuneration he receives as an officer or employee of the Corporation. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

4.15 One Director Meeting - Where the Corporation has only one director, that director may constitute a meeting.

4.16 Resolution in Lieu of Meeting - A resolution in writing, signed by all of the directors entitled to vote thereon at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors and is effective from the date specified in the resolution, but that date shall not be prior to the date on which the first director signed the resolution.

4.17 Delegation - The board may appoint from their number a Managing Director who is a resident of Canada or a committee of directors and, subject to subsection 110(3) of the Act, delegate to such Managing Director or committee any of the powers of the directors. If the board appoints a committee of directors, subject to subsection 100(4), the majority of the members of the committee must be residents of Canada.

SECTION FIVE

V Officers

5.01 Election or Appointment - From time to time, the board shall elect or appoint a President and a Chief Financial Officer and may appoint such other officers, including a Chairman of the Board, Vice-President, Secretary and such other officers as the board may determine. An officer may, but need not be, a director and two or more offices may be held by the same person.

5.02 Chairman of the Board - The Chairman of the Board, if any, who shall be a director of the Corporation, shall attend and be chairman of all meetings of the board of directors or committees of the board.

5.03 President - The President shall be the chief executive and operating officer of the Corporation and, subject to the authority of the board shall have general supervision of the business of the Corporation; in the absence of, disability or refusal to act of the Chairman of the Board, the President shall attend and be chairman of all meetings of the board of directors or committees of the board.

5.05 Vice-President - The Vice-President, if any, shall have all of the powers and authority, and shall perform all of the duties, of the President in the absence of, disability or refusal to act of the President.

5.06 Secretary - The Secretary, if any, shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation (if any) and of all books, papers, records, documents and instruments belonging to the Corporation except when some other officer or person has been appointed for that purpose.

5.07 Chief Financial Officer - The Chief Financial Officer shall have the care and custody of all of the funds and securities of the Corporation and shall deposit same in the name of the Corporation in such bank or banks or with such depository or depositories as the board may direct. He shall keep or cause to be kept the books of account and the accounting records required by the Act and at all reasonable times exhibit his books and accounts to any director of the Corporation upon application at the office of the Corporation during business hours. He shall sign or countersign such instruments as require his signature and shall perform all duties incident to his office or that are properly required by him by the board. He may be required to give such bond for the faithful performance of his duties as the board in their uncontrolled discretion may require, but no director shall be liable for failure to require any bond or for the insufficiency of any bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

5.08 Variation of Duties - From time to time, the board may vary, add to, or limit the powers and duties of any officer.

5.09 Duties of officers may be delegated. In case of the absence or inability to act of any officer of the Corporation or for any other reason that the board may deem sufficient, the board may delegate all or any of the powers of such officer to any other officer or to any director for the period of time of such absence or inability to act.

5.10 Term of Office - The board may remove at its pleasure any officer of the Corporation without prejudice to any officer's rights under any employment contract. Otherwise each officer elected or appointed by the board shall hold office until his successor is elected or appointed.

5.11 Terms of Employment and Remuneration - The terms of employment and the remuneration of officers elected or appointed by the board shall be settled by it from time to time.

5.12 Agents and Attorneys - The board shall have power from time to time to appoint agents or attorneys for the Corporation with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

SECTION SIX

VI Protection of Directors, Officers and Others

6.01 Indemnification of directors and officers - The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives to the extent permitted by the Act.

6.02 Indemnity of others - Except as otherwise required by paragraphs 6.01 and 6.03, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving, at the request of the Corporation, as a director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted honestly and in good faith with a view to the best interests of the Corporation, and with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reason-able grounds for believing that his conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement, or conviction, shall not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation, or, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his conduct was lawful.

6.03 Successful defense - To the extent that a person who is or was an employee or agent of the Corporation has achieved complete or substantial success as a defendant in any action, suit or proceeding referred to in section six hereof, he shall be indemnified against all costs, charges and expenses actually and reasonably incurred by him in connection therewith.

6.04 Right of indemnity not exclusive - The provisions for indemnification contained in the by-laws of the Corporation shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall enure to the benefit of the heirs, executors and administrators of such a person.

6.05 No liability of directors or officers for certain acts, etc. - To the extent permitted by law, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office in relation thereto unless the same shall happen by or through his failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act, or transaction whether or not made, done or entered into in the name or on behalf of the Corporation except such as shall have been submitted to and authorized or approved by the board of directors of the Corporation. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a company which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

6.06 Insurance - The Corporation may, as permitted under the Act, purchase and maintain insurance for the benefit of any person referred to in paragraph 6.01.

SECTION SEVEN

VII Shares

7.01 Issuance – The board may from time to time issue shares of the Corporation to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as prescribed by the Act, subject always to the provisions, if any, of the articles respecting the allotment of shares (if any)

7.02 Options - The board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation or warrants or such other securities convertible or exchangeable into shares at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as prescribed by the Act, subject always to the provisions, if any, of the articles respecting the allotment of shares (if any).

7.03 Transfer Agent and Registrar - Subject to the provisions of the Act, the directors may from time to time by resolution appoint or remove one or more transfer agents and/or branch transfer agents and/or registrars and/or branch registrars (which may or may not be the same individual or corporation) for the shares of

the Corporation, and may provide for transfer and registration of transfers of the shares of the Corporation in one or more places within Canada or elsewhere. Such transfer agents and/or branch transfer agents and/or registrars and/or branch registrars and/or the Corporation shall keep all necessary books and registers of the Corporation for transferring and registering the transfers of the shares of the Corporation. All share certificates issued by the Corporation shall in the event of any such appointment be counter-signed by or on behalf of one of the said transfer agents and/or branch transfer agents and/or registrars and/or branch registrars, if any.

7.04 Transfers - Subject to the provisions of the Act, the articles and any special agreements between shareholders restricting the transfer of shares, all transfers of shares shall be made either in person or by attorney only on the books of the Corporation kept for that purpose.

7.05 Surrender of Certificates - No transfer shall be recorded unless or until the certificate representing the shares to be transferred has been surrendered and cancelled.

7.06 Share Certificates - Share certificates shall, subject to compliance with the Act, be in such form as the board may from time to time by resolution approve and such share certificates shall be signed by any two officers holding office at the time of signing notwithstanding any change in the persons holding said offices between the time of actual signing and the issuance of the certificates, provided that if the Corporation shall have only one officer or if one individual shall hold all offices, share certificates shall be signed by such sole officer or individual. Certificates so signed shall be valid and binding upon the Corporation. Where the Corporation has appointed a transfer or a branch transfer agent, the signature of all officers maybe engraved, lithographed or otherwise mechanically reproduced upon certificates for shares in the capital of the Corporation, and when counter-signed by or on behalf of a transfer agent or a branch transfer agent of the Corporation, certificates so signed shall be deemed to have been manually signed by the officer or officers of the Corporation whose signature or signatures are so engraved, lithographed or otherwise mechanically reproduced thereon and shall be as valid to all intents and purposes as if they had been manually signed.

7.07 Non-recognition of Trusts - Subject to the provisions of the Act, the Corporation shall treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership irrespective of any indication to the contrary through knowledge or notice or description in the Corporation records or on the share certificate.

7.08 Replacement of Share Certificates - The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate that has been lost, apparently destroyed or wrongfully taken, on such terms as to indemnity, reimbursement of expenses (including legal and transfer agent fees and expenses) and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

7.09 Joint Shareholders - If two or more persons are registered as joint shareholders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such

persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

7.10 Deceased Shareholders - In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the register of shareholders in respect thereof or to make any payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and/or its transfer agent.

7.11 Dividends - The board may from time to time by resolution declare dividends in money, or property, or by issuing fully paid shares of the Corporation, provided that there are funds, property, or shares properly available for that purpose in accordance with the provisions of the Act.

7.12 Commission for Sale of Shares - The board may authorize the Corporation to pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for the shares.

SECTION EIGHT

VIII Meetings of Shareholders

8.01 Annual Meeting - Subject to the provisions of the Act, the annual meeting of the shareholders shall be at such place within Canada and on such date in each year as the board of directors may determine, provided that any meeting of shareholders may be held outside of Canada if all shareholders entitled to vote at that meeting so agree.

8.02 Special Meetings - Subject to the provisions of the Act, special meetings of the shareholders may be convened at any time and for any place by order of the Chairman of the Board or by the board on their own motion or on the requisition of shareholders as provided for in the Act.

8.03 Notice - Notice of the time and place of each meeting of shareholders shall be given in the manner provided in paragraph 9.01 not less than 21 nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date, if any, for notice is entered in the securities register as the holder of one or more shares carrying the right to vote or having the right to be notified of the meeting. Unless a record date is fixed in accordance with section 128 of the Act, no public notice or advertisement of the annual or any other meeting of the shareholders shall be required.

8.04 Meetings Without Notice - Notwithstanding the provisions of the Act relating to notice, a meeting of shareholders may be held without notice at any time and at any place permitted by the Act or the articles provided a waiver of notice is obtained in accordance with section 130 of the Act.

8.05 Quorum - The quorum for the transaction of business at meetings of the shareholders shall consist of not less than 2 shareholders present or represented by proxy and holding in all not less than 5% of the issued capital of the Corporation carrying voting rights.

8.06 Chairman - The shareholders present shall, by resolution passed at the commencement of a meeting (which may be introduced by any shareholder present at the meeting), choose a person present to be chairman.

8.07 Votes to Govern - At any meeting of shareholders, every question shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a ballot, the chairman of the meeting shall not be entitled to a second or casting vote.

8.08 Right to Vote - At any meeting of shareholders, every person shall be entitled to vote who, at the time of the taking of a vote (or, if there is a record date for voting, at the close of business on such record date) is entered in the register of shareholders as the holder of one or more shares carrying the right to vote at such meeting, subject to the provisions of the Act.

8.09 Proxies - Every shareholder entitled to vote at meetings of shareholders may, by means of a proxy, appoint a proxy holder or one or more alternative proxy holders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. A proxy shall be executed by the shareholder or by his attorney authorized in writing. A proxy is valid only at the meeting in respect of which it is given or any adjournment thereof. A shareholder may revoke a proxy in accordance with the provisions of the Act.

8.10 Deposit of Proxies - The directors may specify in a notice calling a meeting of shareholders a time not exceeding 48 hours, excluding Saturdays and holidays, preceding the meeting or an adjournment thereof before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.

8.11 Form of Proxy - An instrument appointing a proxy may be substantially in the following form:

"The undersigned shareholder of ___________ hereby appoints ___________ of ___________ whom failing ________ of __________ as the proxy of the undersigned to vote and act for the undersigned on behalf of the undersigned at the meeting of the shareholders of the said corporation to be held on the ___ day of _____

DATED the _________ day of _______, 20____."

____
(Signature of Shareholder)

8.12 Show of Hands - Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or

not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question and the result of the vote so taken shall be the decision of the shareholders upon the said question.

8.13 Ballots - On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, any shareholder or proxy-holder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

8.14 Adjournment - The Chairman may, with the consent of any meeting, adjourn such meeting from time to time and if a meeting is adjourned for less than 30 days, no notice of such adjournment need be given to the shareholders. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given in the same manner as for an original meeting. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

8.15 Joint Shareholders - If shares are held jointly by two or more persons, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote thereon; but if more than one of them shall be present in person or represented by proxy, they shall vote together as one on the shares jointly held by them.

8.16 One Shareholder Meeting - If the Corporation has, from time to time, only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

8.17 Resolution in Writing - A resolution in writing signed by all of the shareholders entitled to vote thereon at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditors in accordance with the Act.

8.18 Appointing Corporate Shareholder Representative - If a shareholder is a corporation, such corporate shareholder may appoint one or more persons to represent and to attend all meetings of shareholders and to act and vote thereat on behalf of such corporate shareholder as its proxy and representative. The corporate shareholder appointing such a representative shall deposit with the Corporation a written appointment in a form acceptable to the directors of the Corporation and the appointment of the representative shall be valid until revoked in writing by the corporate shareholder appointing such representative.

8.19 Form of Appointment - An instrument appointing a representative may be substantially in the following form:

"The undersigned corporate shareholder of __________ (the "Corporation") hereby appoints ____________ whom failing ________ as its true and lawful

attorney and representative to attend all meetings of shareholders of the Corporation and any adjournments thereof, with authority to exercise the same powers on behalf of the undersigned as the undersigned could exercise if it were an individual shareholder of the Corporation inclusive of all voting rights.

DATED the __________ day of _______, 20___."

____
(Signature of Corporate Shareholder)

SECTION NINE

IX Notices

9.01 Method of Giving Notices - Any notice (which term includes any communication or document) to be given, sent, delivered or served pursuant to the Act, the regulations thereunder, articles, by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid air or ordinary mail, or if sent to him at his recorded address by any means of prepaid, transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or at the recorded address as aforesaid; any notice so mailed shall be deemed to have been given when deposited in any post office or public letter box; any notice sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The Secretary may change or cause to be changed the recorded address of any shareholder, director, officer or auditor in accordance with any information believed by him to be reliable.

9.02 Notice to Joint Shareholders - If two or more persons are registered as joint holders of any share, notice to one of such persons shall be sufficient notice to all of them. Any notice shall be addressed to all of such joint holders and the address to be used for the purposes of paragraph 9.01 hereof shall be the address appearing on the register of shareholders in respect of such joint holding, or the first address so appearing if there are more than one.

9.03 Signature to Notices - The signature or signatures to any notice to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

9.04 Computation of Time - In computing a date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

9.05 Omissions and Errors - The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board, or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

9.06 Persons Entitled by Death or Operation of Law - Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share shall be bound by every notice in respect of such share which shall have been duly given to a person from whom he derives his title to such share previously to his name and address being entered on the register of shareholders, whether such notice was given before or after the happening of the event upon which he became so entitled.

9.07 Waiver of Notice - Any shareholder (or his duly appointed proxy holder), director, officer, auditor or member of a committee of the board may waive any notice required to be given to him under the provisions of the Act, the articles, the by-laws or otherwise, and such waiver, whether given before or after the meeting or other event of which notice is required to be given shall cure any default in giving such notice.

9.08 Undelivered Notices - If any notice given to a shareholder pursuant to paragraph 9.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

9.09 Proof of service - A certificate of the Secretary or other duly authorized officer of the Corporation in office at the time of the making of the certificate or of the transfer officer or any transfer agent or registrar of the shares of any class of the Corporation as to facts in relation to the mailing or delivery of any notice to any shareholder, director, auditor or officer or publication of any notice shall be conclusive evidence thereof and shall be binding on every shareholder, director, auditor or officer of the Corporation as the case may be.

SECTION TEN

X Miscellaneous

10.01 Invalidity of any provision of this by-law - The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

MADE by the board of directors the 30th day of June, 2005.

Chairman



SAN GOLD CORPORATION

- and -

CIBC MELLON TRUST COMPANY

SHAREHOLDER RIGHTS PLAN AGREEMENT

Aikins, MacAulay & Thorvaldson LLP
Barristers and Solicitors
30th Floor, Commodity Exchange Tower
360 Main Street
Winnipeg, Manitoba
R3C 4G1

SHAREHOLDER RIGHTS PLAN AGREEMENT made as of the 30th day of June, 2005.

BETWEEN:

SAN GOLD CORPORATION,
a corporation existing under the laws of Manitoba,
(the "Corporation"),

OF THE FIRST PART,

- and -

CIBC MELLON TRUST COMPANY,
a trust company existing under the laws of Canada, as rights agent,
(the "Rights Agent"),

OF THE SECOND PART.

WHEREAS in order to maximize shareholder value, the Board of Directors of the Corporation has determined that it is advisable for the Corporation to adopt a shareholder protection rights plan (the "Rights Plan") to protect the Corporation and its shareholders from unfair, abusive or coercive acquisition tactics;

AND WHEREAS in order to implement the Rights Plan the Board of Directors of the Corporation has:

1. authorized the issuance, effective 5:00 p.m. (Winnipeg time) on July 1, 2005, of one right (a "Right") in respect of each Common Share (as hereinafter defined) of the Corporation outstanding at the Record Time (as hereinafter defined); and

2. authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and holders of Rights, and the Rights Agent is willing so to act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the parties hereby agree as follows:

ARTICLE I
INTERPRETATION

1.1 *Definitions*

For the purpose of this Agreement, the following terms have the meanings indicated:

(a) **"Acquiring Person"** shall mean any Person who is the Beneficial Owner of 15% or more of the outstanding Voting Shares of the Corporation; provided, however, that the term "Acquiring Person" shall not include:

(i) the Corporation or any Subsidiary of the Corporation or any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees, in each case of the Corporation or any Subsidiary of the Corporation, or any Person organized, appointed or established by the Corporation or any Subsidiary of the Corporation for or pursuant to the terms of any such plan or trust;

(ii) any Person who becomes the Beneficial Owner of 15% or more of the outstanding Voting Shares of the Corporation as a result of:

(A) an acquisition or redemption by the Corporation or a Subsidiary of the Corporation of Voting Shares of the Corporation that, by reducing the number of Voting Shares of the Corporation outstanding, increases the percentage of outstanding Voting Shares of the Corporation Beneficially Owned by such Person to 15% or more; or

(B) share acquisitions in respect of which the Board of Directors has waived the application of section 4.1 pursuant to the provisions of subsection 7.1(b) or (c) or that were made on or prior to the date of this Agreement ("Exempt Acquisitions");

provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the Voting Shares of the Corporation then outstanding by reason of share acquisitions or redemptions by the Corporation or a Subsidiary of the Corporation or Exempt Acquisitions and, after such share acquisitions or redemptions by the Corporation or a Subsidiary of the Corporation or Exempt Acquisitions, such Person, while such Person is the Beneficial Owner of 15% or more of the Voting Shares of the Corporation then outstanding, becomes the Beneficial Owner of any additional outstanding Voting Shares of the Corporation other than through Exempt Acquisitions or as a result of a *Pro Rata* Acquisition, then as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an "Acquiring Person"; and

(iii) for the period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 15% or more of the outstanding Voting Shares of the Corporation as a result of such Person becoming disqualified from relying on clause 1.1(d)(iv) hereof where such disqualification results solely because such Person has made or proposes to make a Take-Over Bid in respect of securities of the Corporation alone or by acting jointly or in concert with any other Person (the first date of public announcement (which, for purposes of this definition, shall include, without limitation, any report filed pursuant to applicable securities legislation) by such Person or the Corporation of the intent of such Person to commence such a Take-Over Bid being herein referred to as the "Disqualification Date");

(b) "**Affiliate**" shall have the meaning ascribed to such term in *The Securities Act (Manitoba)* as at the date of this Agreement.

(c) "**Associate**" shall have the meaning ascribed to such term in *The Securities Act (Manitoba)* as at the date of this Agreement; provided, however, that a Person shall not be an Associate of a trust by reason only of the fact that such Person serves as trustee or in a similar capacity in relation to such trust if such Person is duly licensed to carry on the business of a trust company under the laws of Canada or any province thereof or if a substantial portion of the ordinary business of such Person is the management of investment funds for unaffiliated investors and such Person acts as trustee or in a similar capacity in relation to such trust in the ordinary course of such business;

(d) A Person shall be deemed the "**Beneficial Owner**" of, and to have "**Beneficial Ownership**" of, and to "**Beneficially Own**":

(i) any securities as to which such Person, or any of such Person's Affiliates or Associates, is the direct or indirect beneficial owner (including through being a beneficiary of a trust that owns such securities whether or not such Person's interest in the trust is present or future, vested or contingent) or would be deemed to be the beneficial owner pursuant to the provisions of *The Securities Act (Manitoba)* (or pursuant to any comparable or successor laws or regulations) for the purposes of the insider trading or Take-Over Bid provisions thereof or, if such provisions shall be rescinded and there shall be no comparable or successor laws or regulations, pursuant to the provisions of *The Securities Act (Manitoba)* as in effect on the date of this Agreement, whether or not such beneficial owner or deemed beneficial owner is the holder of record of such securities;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has, directly or indirectly:

(A) the right to acquire (whether such right is exercisable immediately or after the lapse or passage of time or upon the occurrence of a contingency or otherwise) pursuant to any agreement, arrangement or understanding (other than customary agreements with and between underwriters and banking group or selling group members with respect to a *bona fide* public offering of securities and other than pledges of securities in the ordinary course of business) or upon the exercise of any conversion right, exchange right, share purchase right (other than a Right), warrant or option, or otherwise; or

(B) the right to vote (whether such right is exercisable immediately or after the lapse or passage of time or upon the occurrence of a contingency or otherwise) pursuant to any agreement, arrangement or understanding, or otherwise; and

(iii) any securities that are Beneficially Owned, directly or indirectly, within the meaning of the foregoing provisions of this subsection 1.1(d) by any other Person with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding (whether or not in writing) with respect to or for the purpose of acquiring, holding, voting or disposing of any Voting Shares of the Corporation (other than customary agreements with and between underwriters and banking group or selling group members with respect to a *bona fide* public offering of securities) or acquiring, holding or disposing of property or assets of the Corporation or any Subsidiary of the Corporation that represent a significant portion of the properties and assets of the Corporation on a consolidated basis;

Provided, however, that a Person shall not be deemed the Beneficial Owner of, or to have Beneficial Ownership of, or to Beneficially Own, any security:

(iv) solely because such security has been deposited or tendered pursuant to any Take-Over Bid made by such Person or made by any of such Person's Affiliates or Associates until such deposited security has been taken up or paid for, whichever shall occur first;

(v) solely because such Person or any of such Person's Affiliates or Associates has or shares the right to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the applicable rules and regulations under *The Securities Act (Manitoba)* and any other applicable securities legislation;

(vi) solely because such Person or any of such Person's Affiliates or Associates has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a

public proxy solicitation, made or to be made pursuant to and in accordance with the applicable rules and regulations referred to in clause (v) above; or

(vii) solely because such Person holds or exercises voting or dispositive power over such security; provided that:

(A) a substantial portion of the ordinary business of such Person (the "Investment Manager") is the management of investment funds for others and such voting or dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the fully managed account of any other Person who is not an Associate or Affiliate of the Investment Manager; or

(B) such Person (the "Trust Company") is licensed to carry on the business of a trust company under the laws of Canada or any province thereof and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons and holds such voting or dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person, where such estate or any beneficiary thereof is not an Associate or Affiliate of the Trust Company;

Provided, in either such case, that:

(C) the Voting Shares of the Corporation Beneficially Owned by the Investment Manager or the Trust Company, as the case may be, other than those in respect of which the exemption in this clause 1.1(d)(vii) applies, do not exceed 5% of the outstanding Voting Shares of the Corporation; and

(D) the Investment Manager or the Trust Company, as the case may be, has not made and does not propose to make a Take-Over Bid alone or by acting jointly or in concert with any other Person;

(e) **"Board of Directors"** shall mean the board of directors of the Corporation or, if duly constituted and whenever duly empowered, the executive committee of the board of directors of the Corporation;

(f) **"Business Day"** shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in Winnipeg are authorized or obligated by law to close;

(g) **"Corporations Act"** shall mean the *The Corporations Act* (Manitoba), as amended, and the regulations made thereunder, and any comparable or successor laws or regulations thereto;

(h) **"close of business"** on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the offices of the transfer agent of the Common Shares (or, after the Separation Time, the offices of the Rights Agent) are closed to the public in the city in which such transfer agent or Rights Agent has an office for the purposes of this Agreement;

(i) **"Common Shares"** shall mean the common shares in the capital stock of the Corporation;

(j) **"Competing Permitted Bid"** shall mean a Permitted Bid that is effected during the currency of a Permitted Bid by a person that is not an Associate or Affiliate of, or acting jointly or in concert with, the Offeror under the Permitted Bid, and which shall, for all purposes, be considered a Permitted Bid except to the extent that any Shares to be taken up under the Competing Permitted Bid may be taken up as early as the date upon which Shares may be taken up under the Permitted Bid;

(k) **"Exempt Acquisition"** shall have the meaning ascribed thereto in subclause 1.1(a)(ii)(B);

(l) **"Exercise Price"** shall mean, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of such Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price for each Right shall be $30.00;

(m) **"Expiration Time"** shall mean the earlier of:

(i) the Termination Time; and

(ii) the termination of the annual meeting of the shareholders of the Corporation in 2008;

(n) **"Flip-in Event"** shall mean a transaction in or pursuant to which any Person shall become an Acquiring Person;

(o) **"Independent Shareholders"** shall mean holders of Voting Shares of the Corporation other than Voting Shares of the Corporation Beneficially Owned by:

(i) the Offeror or Offerors making such Permitted Bid;

(ii) any Associate or Affiliate of such Offerors; and

(iii) any Person acting jointly or in concert with such Offeror or Offerors or with any Associate or Affiliate of such or Offerors;

(p) **"Market Price"** per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described section 3.2 shall have caused the closing price in respect of any Trading Day used to determine the Market Price not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 3.2 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i) the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices, for each share of such securities as reported by the principal stock exchange in Canada on which such securities are listed and posted for trading;

(ii) if the securities are not listed and posted for trading on any stock exchange in Canada, the last sale price, regular way, or, in case no such sale takes place on such date, the average of the average of the closing bid and asked prices, regular way, for each share of such securities as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal national securities exchange in the United States on which such securities are listed or admitted to trading;

(iii) if for any reason none of such prices is available on such day or the securities are not listed and posted for trading on a stock exchange in Canada or a national securities exchange in the United States, the last quoted price, or if not so quoted, the average of the high bid low asked prices for each share of such securities in the over-the-counter market, as reported by the Canadian Dealer Network Inc. trade reporting and quotation system or such other comparable system then in use; or

(iv) if on any such date the securities are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided, however, that if on any such date the securities are not traded on any exchange or in the over-the-counter market, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined in good faith by the Board of Directors, after

consultation with a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per share of the securities;

(q) **"Offer to Acquire"** shall include:

(i) an offer to purchase, or a solicitation of an offer to sell; and

(ii) an acceptance of an offer to sell, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person that made the offer to sell;

(r) **"Offeror"** shall mean a Person who has announced an intention to make or who has made a Take-Over Bid;

(s) **"Offeror's Securities"** shall mean outstanding Voting Shares of the Corporation Beneficially Owned by any Offeror;

(t) **"Permitted Bid"** means a Take-Over Bid made in compliance with, and not on a basis that is exempt from, the applicable take-over bid provisions of *The Securities Act (Manitoba)* and the regulations thereunder (or such comparable or successor laws or regulations or, if such provisions shall be repealed and there shall be no comparable or successor laws or regulations, in accordance with the applicable take-over bid provisions of *The Securities Act (Manitoba)* and the regulations thereunder as they read on the date of this Agreement) and in compliance with all other applicable laws (including the securities laws of all other relevant jurisdictions) and that also complies with the following additional provisions:

(i) the Take-Over Bid is made to all holders of Common Shares of the Corporation wherever resident or registered on the books of the Corporation for all Common Shares held on identical terms and conditions;

(ii) the Take-Over Bid is made on terms and conditions that comply with all laws, regulations, rules, policy statements, cabinet directions or conditions of licence or franchise relating to a change of ownership or effective control of the Corporation or any Subsidiary of the Corporation or any undertaking carried on by the Corporation or any Subsidiary of the Corporation, and all other applicable laws, and that do not and will not, upon the consummation of the bid, result in the Corporation or any Subsidiary of the Corporation being in default under, or in contravention of, any such laws, regulations, rules, policy statements, cabinet directions, conditions of licence or franchise or any other applicable laws;

(iii) the Take-Over Bid shall contain, and take up and payment for securities tendered or deposited thereunder shall be subject to, the irrevocable and unqualified conditions that no Common Shares shall be taken up or paid for pursuant to the Take-Over Bid until the expiry of 60 days (if the consideration offered consists solely of cash) or 75 days (if the consideration offered consists of other than strictly cash) following the date of the Take-Over Bid, and that Common Shares may only be taken up and paid for at such time as when more than 50% of the Common Shares held by Independent Shareholders have been properly deposited pursuant to the Take-Over Bid and not withdrawn;

(iv) the Take-Over Bid shall provide that Common Shares may be deposited to and withdrawn from the Take-Over Bid at any time up to the expiry of the bid;

(v) if, on the day that Common Shares may be taken up and paid for by the Offeror pursuant to the Take-Over Bid, more than 60% of Common Shares held by Independent Shareholders have been tendered pursuant to the bid, the Take-Over Bid shall remain open for an additional 10 day period to permit shareholders who have not at such time deposited Common Shares to tender such Common Shares pursuant to the bid; and

(vi) the Offeror shall provide the Rights Agent, within two Business Days of the announcement of the Take-Over Bid, with a list of all securities of the Corporation Beneficially Owned by each of the Offeror and such Offeror's Associates and Affiliates and any Person acting jointly or in concert with the Offeror or any of the Offeror's Associates and Affiliates, together with the particulars of the registration of all such securities, and an undertaking to update such list on a daily basis to reflect any changes occurring or to occur in such Beneficial Ownership prior to the termination or expiration of the Take-Over Bid, and the Offeror shall perform its obligation under such undertaking;

For greater certainty, the meaning of Permitted Bid shall include a Competing Permitted Bid, as applicable;

(u) **"Person"** shall include any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, group, body corporate, corporation, unincorporated organization, syndicate or other entity;

(v) **"*Pro Rata* Acquisition"** shall mean the acquisition of Voting Shares of the Corporation as a result of a stock dividend, a stock split or other event pursuant to which a Person receives or acquires Voting Shares of the Corporation on the same *pro rata* basis as all other holders of Voting Shares of the Corporation, or pursuant to any regular dividend reinvestment plan or other plan made available by the Corporation to holders of all of its Common Shares (whether or not also made available

to holders of other Voting Shares of the Corporation), which plan permits the holder to direct that dividends paid in respect of such Voting Shares of the Corporation be applied to the purchase from the Corporation of further securities of the Corporation;

(w) **"Record Time"** shall mean 5:00 p.m. (Winnipeg time) on July 1, 2005;

(x) **"Right"** shall have the meaning ascribed thereto in the recitals hereto;

(y) **"Rights Certificates"** shall mean the certificates representing the Rights after the Separation Time, which shall be in the form attached hereto as Exhibit "A";

(z) **"Separation Time"** shall mean, subject to subsection 7.1(c), the close of business on the eighth Trading Day after the earlier date on which:

(i) a Flip-in Event occurs; and

(ii) the date of the commencement of, or first public announcement (provided such announcement is made after the Record Time) of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-Over Bid (other than a Permitted Bid) which, if completed, would result in the occurrence of a Flip-in Event, or such later time as may be determined by the Board of Directors;

provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further that, if any Take-over referred to in clause (ii) of this subsection expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-Over Bid shall be deemed, for the purposes of this subsection, never to have been made;

(aa) **"Shares"** or **"Share"** shall mean shares in the capital of the Corporation;

(bb) **"Stock Acquisition Date"** shall mean the date of the first public announcement by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person;

(cc) **"Subsidiary"** of a Person shall have the meaning ascribed thereto in *The Securities Act (Manitoba)*;

(dd) **"Take-Over Bid"** shall mean an Offer to Acquire Voting Shares of the Corporation or other securities of the Corporation if, assuming that the Voting Shares of the Corporation or other securities of the Corporation subject to the Offer to Acquire are acquired at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned by the Person making the Offer to Acquire would constitute in the aggregate 15% or more of the Voting Shares of the Corporation then outstanding;

(ee) **"Termination Time"** shall mean the time at which the right to exercise Rights shall terminate pursuant to subsection 4.2(b) or subsection 7.1(e);

(ff) ***"The Securities Act* (Manitoba)"** shall mean *The Securities Act* (Manitoba), as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

(gg) **"Trading Day"**, when used with respect to any securities, shall mean a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transactions of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a Business Day; and

(hh) **"Voting Share"**, when used with reference to the Corporation, shall mean any share in the capital of the Corporation to which is attached a right to vote for the election of all directors, generally.

1.2 *Currency*

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 *Descriptive Headings*

Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

1.4 *References to Agreement*

References to "this Agreement", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Agreement and not to any particular Article, section, subsection, clause, subclause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto.

1.5 *Calculation of Number and Percentage of Beneficial Ownerships of Outstanding Voting Shares*

For the purposes of this Agreement, in determining the percentage of the outstanding Voting Shares of the Corporation with respect to which a Person is or is deemed to be the Beneficial Owner, all Voting Shares of the Corporation as to which such Person is deemed the Beneficial Owner shall be deemed to be outstanding.

The percentage of outstanding Voting Shares Beneficially Owned by any Person shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

$$100 \times \frac{A}{B}$$

where:

A = the number of votes for the election of all directors generally attaching to the outstanding Voting Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

The percentage of outstanding Voting Shares represented by any particular group of Shares acquired or held by any Person shall be determined in like manner *mutatis mutandis.*

ARTICLE II
THE RIGHTS

2.1 *Legend on Certificates*

Certificates for Common Shares issued after the Record Time but prior to the earlier of the Separation Time and Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share evidenced thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Protection Rights Plan Agreement, dated as of the 30th day of June, 2005 (the "Rights Agreement"), between San Gold Corporation (the "Corporation") and CIBC Mellon Trust Company, as rights agent, the terms of which are hereby incorporated herein by reference and a copy of which may be inspected during normal business hours at the principal executive offices of the Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be terminated, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, whether currently held by or on behalf of such Person or any subsequent holder) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as is practicable after the receipt of a written request therefor.

Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.

2.2 *Execution, Authentication, Delivery and Dating of Rights Certificates*

(a) The Rights Certificates shall be executed on behalf of the Corporation by any of the Chairman of the Board, the President or any Vice-President, together with any other of such persons or together with any one of the Secretary, the Treasurer, any Assistant Secretary or any Assistant Treasurer, under the corporate seal of the Corporation, which shall be reproduced thereon. The signature of any of the officers of the Corporation on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation

shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time, via written notice, and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and deliver such Rights Certificates to the holders of the Rights pursuant to subsection 3.1(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of the counter signature thereof.

2.3 *Registration, Registration of Transfer and Exchange*

(a) The Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed the "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection (c) of this section 2.3, the Corporation will execute, and the Rights Agent will countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this section 2.3, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and

any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.4 ***Mutilated, Destroyed, Lost and Stolen Rights Certificates***

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as the Rights Certificate so surrendered.

(b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii) such security or indemnity as may be required by each of them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a *bona fide* purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this section 2.4, the Corporation may require the payment of a sum sufficient to cover any tax or other government charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(d) Every new Rights Certificate issued pursuant to this section 2.4 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation.

2.5 ***Persons Deemed Owners of Rights***

Prior to due presentation of a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) for registration and transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the

registered holder of such Rights (or, prior to the Separation Time, the associated Shares).

2.6 *Delivery and Cancellation of Certificates*

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder that the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificate cancelled as provided in this section 2.6, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation upon request.

2.7 *Agreement of Rights Holders*

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of the Rights held;

(b) that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the Common Share representing such Right;

(c) that after the Separation Time, the Rights Certificates will be transferable only upon registration of the transfer on the Rights Register as provided herein;

(d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his right to receive any fractional Rights or any fractional Shares upon exercise of a Right (except as provided herein);

(f) that, subject to the provisions of Section 7.5, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g) that, notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of the inability of the Corporation or the Rights Agents to perform any of the obligations under this Agreement by reasons of any preliminary or permanent injunction or other decree, order or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.8 *Rights Certificate Holder Not Deemed a Shareholder*

No holder, as such, of any Right or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Share that may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a shareholder of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of any Shares at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any shareholder of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise until the Rights or Rights evidenced by any Rights Certificate shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE III
EXERCISE OF THE RIGHTS

3.1 *Initial Exercise Price; Exercise of Rights; Detachment of Rights*

(a) Subject to adjustment as herein set forth, from and after the Separation Time and prior to the occurrence of a Flip-in Event, each Right will entitle the holder thereof to purchase one Common Share for the Exercise Price (which Exercise Price and number of Shares are subject to adjustment as set forth below).

(b) Until the Separation Time:

(i) the Rights shall not be exercisable and no Rights may be exercised; and

(ii) for administrative purposes, each Right will be evidenced by the certificate for the associated Share registered in the name of the holder thereof (which certificates shall also be deemed to be

Rights Certificates) and will be transferable only together with, and will be transferred by a transfer of, such associated Share.

(c) From and after the Separation Time and prior to the Expiration Time:

(i) the Rights shall be exercisable; and

(ii) the registration and transfer of the Rights shall be separate from and independent of the Common Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and other than, in respect of any Rights Beneficially Owned by such Acquiring Person that are not held of record by such Acquiring Person, the holder of Record of such Rights (a "Nominee")), at such holder's address as shown by the records of the Corporation (and the Corporation hereby agrees to furnish copies of such records to the Rights Agent for this purpose):

(A) Rights Certificates representing the number of Rights held by such holder at the Separation Time in substantially the form of Exhibit A hereto, appropriately completed and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant there or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time to be listed or traded, or to conform to usage; and

(B) a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in subclauses (A) and (B) only in respect of all Common Shares held of record by it that are not Beneficially Owned by an Acquiring Person.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time by submitting to the Rights Agent the Right Certificate evidencing such Rights together with:

(i) an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executor or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent;

(ii) payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the applicable Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge that may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for the relevant Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of the Rights Certificates that is accompanied by:

(i) a completed Election to Exercise that does not indicate that such Right is null and void as provided by subsection 4.1(b); and

(ii) payment as set forth in subsection 3.1(d),

the Rights Agent (unless otherwise instructed by the Corporation that the Rights cannot be exercised) will thereupon promptly:

(iii) requisition from the transfer agent of the relevant Common Shares, certificates representing the number of such Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(iv) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Shares;

(v) after receipt of such certificate, deliver the same to or to the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder; and

(vi) when appropriate, after receipt, deliver such payment to or to the order of the registered holder of the Rights Certificate; and

(vii) tender to the Corporation all payments received on exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Right Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Corporation covenants and agrees that it will:

(i) take all such actions as may be necessary and within its power to ensure that all Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates representing such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, issued and delivered as fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with any applicable requirements of the Corporations Act, *The Securities Act (Manitoba)* and the Securities Acts or comparable legislation of each of the other provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Shares upon exercise of Rights;

(iii) use reasonable efforts to cause all Shares issued upon exercise of Rights to be listed on the principal exchanges on which the Shares of such class or series were traded prior to the Stock Acquisition Date;

(iv) cause to be reserved and kept available out of its authorized and unissued Shares, the number of Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v) pay when due and payable any and all federal and provincial transfer taxes (for greater certainty, not including any income taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) that may be payable in respect of the original issuance or delivery of the Rights Certificates, provided that the Corporation shall not be required to pay any transfer tax or charge that may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Shares in a name other than that of the holder of the Rights being transferred or exercised.

3.2 *Adjustments to Exercise Price; Number of Rights*

The Exercise Price, the number and kind of Shares subject to purchase upon the exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this section 3.2.

(a) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on the Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) other than pursuant to any optional stock dividend program;

(ii) subdivide or change the outstanding Common Shares into a greater number of Shares;

(iii) combine or change the outstanding Common Shares into a smaller number of Shares; or

(iv) issue any Common Shares or other securities exchangeable for or convertible into or giving a right to acquire Common Shares, except as otherwise provided in this section 3.2;

the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or other change, and the number and kind of Shares or other securities, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the applicable Exercise Price then in effect, the aggregate number and kind of Shares or other securities, as the case may be, that, if such Right had been exercised immediately prior to such date and at a time when the Share transfer books of the Corporation were open, he would have been entitled to receive by virtue of such dividend, subdivision, combination or reclassification. If an event occurs that would require an adjustment under both this section 3.2 and section 4.1, the adjustment provided for in this section 3.2 shall be in addition to, and shall be made prior to, any adjustment required pursuant to section 4.1.

(b) In case the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them to subscribe for or purchase (for a period expiring within 45 calendar days after such record date) Common Shares (or shares having the same rights, privileges and preferences as Common Shares ("equivalent common shares")) or securities convertible into Common Shares or equivalent common shares at a price per Common Share or per equivalent common share (or having a conversion price per share, if a security convertible into Common Shares or equivalent common shares) less than the Market Price per Common Share on such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such Market Price per Common Share; and

(ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent common shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of

Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed and, in the event that such rights or warrants are not so issued, the Exercise Price in respect of the Rights shall be adjusted to be the Exercise Price that would then be in effect if such record date had not been fixed.

(c) In case the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger in which the Corporation is the continuing corporation) of evidences of indebtedness, cash (other than a dividend paid in the ordinary course or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or subscription rights or warrants (excluding those referred to in subsection 3.2(b)), the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to a Common Share; and

(ii) the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed and, in the event that such distribution is not so made, the Exercise Price in respect of the Rights shall be adjusted to be the Exercise Price in respect of the Rights that would have been in effect if such record date had not been fixed.

(d) Notwithstanding anything herein to the contrary, no adjustment in an Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments that by reason of this subsection 3.2(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this section 3.2 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or other Share, as the case may be. Notwithstanding the first sentence of this subsection 3.2(d), any adjustment required by this section 3.2 shall be made no later than the Termination Date.

(e) If, as a result of an adjustment made pursuant to section 4.1, the holder of any Right thereafter exercised shall become entitled to receive any shares other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as is practicable to the provisions with respect to the Common Shares contained in subsections 3.2(a), (b), (c), (d), (e), (f), (g), (h) and (i), and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other shares.

(f) All Rights originally issued by the Corporation subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the respective number of Common Shares, as the case may be, purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(g) Unless the Corporation shall have exercised its election as provided in subsection 3.2(h), upon each adjustment of an Exercise Price as a result of the calculation made in subsections 3.2(b) and (c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Shares, as the case may be, (calculated to the nearest one ten-thousandth), obtained by:

(i) multiplying:

(A) the number of such Shares covered by a Right immediately prior to this adjustment; by

(B) the relevant Exercise Price in effect immediately prior to such adjustment of the relevant Exercise Price; and

(ii) dividing the product so obtained by the relevant Exercise Price in effect immediately after such adjustment of the relevant Exercise Price.

(h) The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number or Rights shall be exercisable for the number and kind of Shares for which such a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if

known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this subsection 3.2(h), the Corporation shall, as promptly as is practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to section 7.4, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates to be so distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(i) Irrespective of any adjustment or change in an Exercise Price or the number of Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the relevant Exercise Price per Share and the number of Shares that were expressed in the initial Rights Certificates issued hereunder.

(j) In any case in which this section 3.2 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer, until the occurrence of such event, the issuance to the holder of any Right exercised after such record date of the number of Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(k) Notwithstanding anything in this section 3.2 to the contrary, the Corporation shall be entitled to make such reductions in each Exercise Price, in addition to those adjustments expressly required by this section 3.2, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable in order that any:

(i) consolidation or subdivision of Shares;

(ii) issuance (wholly or in part for cash) of any Shares at less than the applicable Market Price;

(iii) issuance (wholly or in part for cash) of any Shares or securities that by their terms are convertible into or exchangeable for Shares;

(iv) stock dividends; or

(v) issuance of rights, options or warrants referred to in this section 3.2, hereafter made by the Corporation to holders of its Shares, shall not be taxable to such shareholders.

(l) The Corporation covenants and agrees that, after the Separation Time, it will not, except as permitted by section 7.1 or 7.6, take (or permit any Subsidiary of the Corporation to take) any action, if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(m) Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made at any time after the Separation Time pursuant to this Section 3.2, the Corporation shall promptly:

(i) file with the Rights Agent and with the transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

(ii) cause notice of the particulars of such adjustment or change to be given to the holders of the Rights; provided that failure to file such certificate or cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

3.3 *Date on Which Exercise is Effective*

Each Person in whose name any certificate for Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the relevant Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the relevant Share transfer books of the Corporation are closed, such Person shall be deemed to have become the holder of record of such Shares on, and such certificate shall be dated, the next succeeding Business Day on which the relevant Share transfer books of the Corporation are open.

ARTICLE IV
ADJUSTMENTS TO THE RIGHTS
IN THE EVENT OF CERTAIN TRANSACTIONS

4.1 *Flip-in Event*

(a) Subject to section 4.2 and subsection 7.1(b) and 7.1(c), in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective on and after the Stock Acquisition Date, the right to purchase from the Corporation, upon payment of the relevant Exercise Price and otherwise exercising such Right in accordance with the terms hereof, the number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the relevant Exercise Price for an amount in cash equal to the relevant Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustments provided for in section 3.2 upon each occurrence after the Stock Acquisition Date of any event analogous to any of the events described in section 3.2).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are Beneficially Owned by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii) a transferee or other successor in title directly or indirectly (a "Transferee") of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) who becomes a Transferee concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person;

shall become null and void without any further action, and any holder of such Rights (including any Transferee) shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any other rights whatsoever with respect to such Rights, whether under provision of this Agreement or otherwise.

(c) In the event that there shall not be sufficient Shares authorized for issuance to permit the exercise in full of the Rights in accordance with this section 4.1, the Corporation shall take all such action as may be necessary to authorize additional Shares for issuance upon the exercise of the Rights.

(d) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this section 4.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Corporation Act and *The Securities Act (Manitoba)* and the Securities Acts or comparable legislation in each of the other provinces of Canada in respect of the issue of Shares upon the exercise of Rights in accordance with this Agreement.

(e) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clause 4.1(b)(i) or (ii), and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

> The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate of an Acquiring Person (including, without limitation, a Person who has entered into an agreement or arrangement to sell Shares to an Acquiring Person). This Rights Certificate and the Right represented hereby are void or shall become void in the circumstances specified in subsection 4.1(b) of the Rights Agreement.

Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such older is not a Person described in such legend.

4.2 *Exchange Option*

(a) In the event that the Board of Directors, acting in good faith, shall have determined that conditions exist that would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights pursuant to this Agreement, the Board of Directors may, at its option and without seeking the approval of the holders of Shares or Rights but always in compliance with the policies of, and subject to the approval of, the TSX Venture Exchange and any applicable securities regulatory authorities, at any time after a Flip-in Event has occurred, authorize the Corporation to issue or deliver in respect of each Right that is not void pursuant to subsection 4.1(b), either:

(i) in return for the applicable Exercise Price and the Right, debt or equity securities or assets (or a combination thereof) having a value equal to twice the applicable Exercise Price; or

(ii) in return for the Right, subject to any amounts that may be required to be paid under applicable law, debt or equity securities or assets (or a combination thereof) having a value equal to half the value of the Right, in full and final settlement of all rights attaching to the Rights, where in either case the value of such debt or equity securities or other assets (or a combination thereof) and, in the case of clause (ii), the value of the Right, shall be determined by the Board of Directors, which may rely upon the

advice of a nationally or internationally recognized firm of investment dealers or investment bankers selected by the Board of Directors.

(b) If the Board of Directors authorizes the exchange of debt or equity securities or assets for Rights pursuant to subsection 4.2(a), the right to exercise the Rights will terminate without any further action or notice and the only right thereafter of a holder of Rights shall be to receive the debt or equity securities or assets in accordance with the exchange formula authorized by the Board of Directors. Within 10 Business Days after the Board of Directors has authorized the exchange of debt or equity securities or assets for Rights pursuant to subsection 4.2(a), the Corporation shall give notice of exchange to the holders of such Rights by mailing such notice to all holders at their last addresses as they appear upon the register of Rights holders maintained by the Rights Agent. Each such notice of exchange will state the method by which the exchange of debt or equity securities or assets for Rights will be effected.

ARTICLE V
ONGOING BUSINESS OF THE CORPORATION

5.1 *Fiduciary Duties of the Board of Directors of the Corporation*

For clarification, it is understood that nothing contained in this Agreement shall be deemed to affect the obligations of the Board of Directors to exercise its fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that shareholders of the Corporation reject any Take-Over Bid, or to take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation or regulatory proceedings and the submission of additional or alternative Take-Over Bids or other proposals to the Shareholders or otherwise) with respect to any Take-Over Bid that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

5.2 *Further Acts*

Nothing contained in this Agreement shall be construed as limiting or prohibiting the Corporation or any Offeror from proposing or engaging in any acquisition, disposition or other transfer of any securities of the Corporation, any merger, amalgamation or arrangement involving the Corporation, any sale or other transfer of assets of the Corporation, any liquidation, dissolution or winding-up of the Corporation or any other business combination or other transaction, or any other action by the Corporation or such Offeror; provided that the holders of Rights shall have the rights set forth in this Agreement with respect to any such acquisition, disposition, transfer, merger, amalgamation, arrangement, sale, liquidation, dissolution, winding-up, business combination, transaction or action.

ARTICLE VI
THE RIGHTS AGENT

6.1 *General*

(a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions of this Agreement and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and the Co-Rights Agents. The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including legal costs and expenses, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

6.2 *Merger or Amalgamation or Change of Name of Rights Agent*

(a) Any corporation which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filling of any paper or any further act on the part of any parties hereto, provided that such corporation would be eligible for

appointment as a successor Rights Agent under the provisions of section 6.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificate shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

6.3 ***Duties of Rights Agent***

The Rights Agents undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the expense of the Corporation) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert;

(b) whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, the President or any Vice-President and by the Treasurer or any Assistant-Treasurer or the Secretary or any Assistant-Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good

faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct;

(d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 4.1(b)) or any adjustment required under the provisions of section 3.2 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts which would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by section 3.2 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(f) the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agents of the provisions of this Agreement;

(g) the Rights Agent is hereby authorized and directed to accept written instructions with respect to the performance of its duties hereunder from any Person believed by the Rights Agent to be the Chairman of the Board, the President, any Vice-President or the Secretary or any Assistant-Secretary or the Treasurer or any Assistant-Treasurer of the Corporation, and to apply to such Persons for advice or instructions in connection with its duties hereunder, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such Person;

(h) the Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any Person

designated in writing by the Corporation, and to apply to such Persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with the instructions of any such Person; it is understood that instructions to the Rights Agent will, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions will be confirmed in writing as soon as reasonably possible after the giving of such instructions.

(i) the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and free as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity;

(j) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

6.4 *Change of Rights Agent*

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days notice in writing (or such lesser notice as is acceptable to the Corporation) mailed to the Corporation and to each transfer agent of Shares by registered or certified mail, and to the holders of the Rights in accordance with section 7.8 The Corporation may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Shares by registered or certified mail, and to the holders of the Rights in accordance with section 7.8. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Corporation), then the holder of any Rights or the retiring Rights Agent, at the Corporation's expense, may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Manitoba. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent upon payment by the Corporation to the predecessor Rights Agent of all outstanding fees and expenses owed by the Corporation to the predecessor Rights Agent pursuant to this Agreement shall deliver and transfer to

the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give notice provided for in this section 6.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE VII
MISCELLANEOUS

7.1 *Redemption and Waiver*

(a) The Board of Directors may, after receiving approval of shareholders holding more than 50% of the Voting Shares then outstanding by resolution passed at a duly constituted meeting of shareholders, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 3.2, if an event of the type analogous to any of the events described in section 3.2 shall have occurred (such redemption price being herein referred to as the "Redemption Price"). The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors may establish and as may be approved by the shareholders as aforesaid.

(b) The Board of Directors may, until the occurrence of a Flip-in Event, upon written notice delivered to the Rights Agent, determine to waive the application of section 4.1 to any Flip-in Event.

(c) Notwithstanding the provisions of subsection 7.1(b) hereof, upon written notice to the Rights Agent, the Board of Directors of the Corporation may waive the application of section 4.1 in respect of any Flip-in Event, provided that both of the following conditions are satisfied:

(i) the Board of Directors has determined, within 14 days of the date on which the Board of Directors learns of such Flip-in Event, that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii) such Person has, within 14 days after such determination or such earlier or later period as the Board of Directors may determine, reduced its beneficial Ownership of Voting Shares such that at the time of the granting of a waiver pursuant to this subsection 7.1(c) such Person is no longer an Acquiring Person,

and, in the event of any such waiver, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person having inadvertently become an Acquiring Person.

(d) In the event that a Person makes a Permitted Bid that, within 120 days after the date of the Permitted Bid, has been accepted by the holders of not less than 90% of the then outstanding Common Shares, other than the Shares held at the date of the Permitted Bid by or on behalf of the Offeror or an Affiliate or Associate of the Offeror, then the Board of Directors shall, immediately upon the consummation of such acquisition, without further formality be deemed to have elected to redeem the Rights at the Redemption Price.

(e) If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(f) In the event that the Board of Directors waives the operation of the Rights Plan to any Take-Over Bid (the "First Bid"), the Board shall be deemed to have waived the Rights Plan in connection with any other Take-Over Bid made pursuant to a Take-Over Bid Circular as prescribed by applicable securities legislation prior to the expiry of the First Bid.

(g) Within 10 days after the Board of Directors electing or having been deemed to have elected to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Shares. Any notice that is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this section 7.1, and other than in connection with the purchase of Shares prior to the Separation Time.

7.2 *Expiration*

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in section 6.1.

7.3 *Issuance of New Rights Certificate*

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

7.4 *Fractional Rights and Fractional Shares*

(a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates that evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Right would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right.

(b) The Corporation shall not be required to issue fractions of Shares upon exercise of the Rights or to distribute certificates that evidence fractional Shares. In lieu of issuing fractional Shares, the Corporation shall pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of a whole Share.

(c) The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to paragraph (a) or (b), respectively, unless and until the Corporation shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

7.5 *Supplements and Amendments*

The Corporation may from time to time supplement or amend this Agreement without the approval of any holders of Shares or Rights:

(a) to make any changes, which the Board of Directors acting in good faith may deem necessary or desirable, including to give effect to any re-classification of the Shares into other shares of the Corporation, provided that no such supplement or amendment shall materially adversely affect the interests of the holders of Rights generally and provided further that no such supplement or amendment shall be made to the provisions of Article VI except with the written concurrence of the Rights Agent to such supplement or amendment; and

(b) in order to cure any ambiguity or to correct or supplement any provision contained herein that may be inconsistent with any other provisions herein or otherwise defective.

(c) The Corporation shall give notice in writing to the Rights Agent of any supplement, amendment, deletion, variation or rescission to this Agreement pursuant to Section 7.5 within five Business Days of the date of any such supplement, amendment, deletion, variation or rescission, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement, amendment, deletion, variation or rescission.

7.6 *Rights of Action*

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against, actual or threatened violations of, the obligations of any Person subject to this Agreement.

7.7 *Notice of Proposed Actions*

In case the Corporation shall propose after the Separation Time and prior to the Expiration Time:

(a) to effect or permit (in cases where the Corporation's permission is required) any Flip-in Event; or

(b) to effect the liquidation, dissolution or winding-up of the Corporation or the sale of all or substantially all of the Corporation's assets,

then, in each such case, the Corporation shall give to each holder of a Right, in accordance with section 7.8, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution or winding-up is to take place, and such notice shall be so given prior to the date of taking such proposed action.

7.8 *Notices*

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

San Gold Corporation
Lot 1, Box 12
Bissett, R0E 0J0
Facsimile: (204) 277-5552

Attention: Hugh Wynne, Chairman and CEO

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Corporation) as follows:

CIBC Mellon Trust Company
Suite 750, One Lombard Place

Winnipeg, MB R3B 0X3
Facsimile: (204) 956-2369

Attn: Manager, Client Relations

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Corporation for the Shares. Any notice that is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

7.9 *Costs of Enforcement*

The Corporation agrees that if the Corporation fails to fulfill any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

7.10 *Successors*

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

7.11 *Benefits of this Agreement*

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

7.12 *Governing Law*

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Manitoba and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

7.13 *Counterparts*

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

7.14 *Severability*

If any section, subsection, clause, subclause, term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such section, subsection, clause, subclause, term or provision shall be

ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining sections, subsections, clauses, subclauses, terms and provisions hereof or the application of such section, subsection, clause, subclause, term or provision to circumstances other than those as to which it is held invalid or unenforceable.

7.15 *Effective Date*

This Agreement is in full force and effect in accordance with its terms from the date hereof.

7.16 *Determinations and Actions by the Board of Directors*

The Board of Directors shall have the exclusive power and authority to administer and amend this Agreement in accordance with the terms hereof and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to:

(a) interpret the provisions of this Agreement; and

(b) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to terminate or not to terminate the Rights or to amend the Agreement in accordance with the terms hereof).

All such actions, calculations, interpretations and determinations (including, for purposes of subsection (c) below, all omissions with respect to the foregoing) that are done or made by the Board of Directors, in good faith, shall:

(c) be final, conclusive and binding on the Corporation, the Rights Agent, the holders of the Rights Certificates and all other parties; and

(d) not subject the Board of Directors to any liability to the holders of the Rights Certificates.

7.17 *Successor Corporations*

The Corporation shall not consummate or permit or suffer to occur any consolidation, amalgamation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another Corporation (the "Successor Corporation") unless the Successor Corporation resulting from such consolidation, amalgamation, merger or transfer (if not the Corporation) shall expressly assume, by supplemental agreement in form satisfactory to the Rights Agent and executed and delivered to the Rights Agent, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by the Corporation.

7.18 *Time of the Essence*

Time shall be of the essence in this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SAN GOLD CORPORATION

by________________________

by________________________

CIBC MELLON TRUST COMPANY

by________________________

by________________________

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SAN GOLD CORPORATION

by______________________________

by______________________________

CIBC MELLON TRUST COMPANY

by______________________________

by______________________________

EXHIBIT A

FORM OF RIGHTS CERTIFICATE

Certificate No. ________________ ________________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. IN CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 4.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM, MAY BECOME VOID.

This certifies that ________________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated as of June 30, 2005, as such may from time to time be amended, restated, varied or replaced (the "**Rights Agreement**") between San Gold Corporation, a corporation existing under the laws of the Province of Manitoba (the "**Corporation**") and CIBC Mellon Trust Company, a trust company incorporated under the laws of Canada, as Rights Agent (the "**Rights Agent**"), which term shall include any successor Rights Agent under the Rights Agreement, to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the earlier of (i) the Termination Time (as such term is defined in the Rights Agreement) and (ii) the termination of the annual meeting of the Corporation in the year 2008, one fully paid common share of the Corporation (a "**Common Share**") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed to the Rights Agent at its principal office in Winnipeg, Manitoba or in such other cities as may be designated by the Corporation from time to time. The Exercise Price shall initially be CDN $30.00 per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

In certain circumstances described in the Rights Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Amendment reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive,

upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

Date: ______________________________

SAN GOLD CORPORATION

Per: ________________________

Countersigned

CIBC MELLON TRUST COMPANY

Per: ________________________

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights represented by this Rights Certificate.)

FOR VALUE RECEIVED ________________________ hereby sells, assigns and transfers to ______________________________ *(Please print name and address of transferee)* the Rights represented by this Rights Certificate, together will all right, title and interest therein, and hereby irrevocably constitutes and appoints _______________ as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated: ____________________________

Signature Guaranteed

____
Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Schedule 1 Canadian chartered bank, a major Canadian trust company, a member of a recognized stock exchange or a member of a recognized Medallion Guarantee Program.

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

Dated: ______________________ ____________________________
Signature

NOTICE

In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Corporation will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issues in exchange for this Rights Certificate.

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO: SAN GOLD CORPORATION

The undersigned hereby irrevocably elects to exercise ____________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares (or other securities or property) issuable upon the exercise of such Rights and requests that certificates for such shares (or other securities or title to such property) be issued in the name of:

____
(Name

____
(Street)

____
(City and State or Province)

____
(Country, Postal Code or Zip Code)

____
SOCIAL INSURANCE, SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

____
(Name

____
(Street)

____
(City and State or Province)

____
(Country, Postal Code or Zip Code)

____
SOCIAL INSURANCE, SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER

Dated: ______________________

Signature Guaranteed

____
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Schedule 1 Canadian chartered bank, a major Canadian trust company, a member of a recognized stock exchange or a member of a recognized Medallion Guarantee Program.

____
(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

Dated: ______________________

____
Signature

NOTICE

In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Corporation will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issues in exchange for this Rights Certificate.

Dated as of the 28th day of February, 2006.

SAN GOLD CORPORATION

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

$10,000,000

TRUST INDENTURE

Providing for the issue of 2 Year Senior Secured Convertible Redeemable Debentures

THIS TRUST INDENTURE made as of the 28th day of February, 2006.

BETWEEN:

SAN GOLD CORPORATION,
a corporation existing under the laws of the Province of Manitoba
(hereinafter referred to as the "Corporation")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA,
a corporation existing under the laws of Canada,
having an office in the City of Calgary, Alberta
(hereinafter referred to as the "Indenture Trustee")

WHEREAS the Corporation is desirous of raising money for its stated business purposes and in so doing is desirous of creating and issuing debentures to be constituted and issued as provided for by this Trust Indenture;

WHEREAS the Corporation is duly authorized to create and issue the Debentures (as hereinafter defined) as herein provided;

WHEREAS all necessary resolutions of the directors of the Corporation have been duly enacted, passed and confirmed and other proceedings taken and conditions complied with to make the creation and issuance of the Debentures proposed to be issued hereunder and this Trust Indenture legal, valid and binding on the Corporation;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Indenture Trustee;

NOW THEREFORE the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.01 In this Trust Indenture (including the recitals hereto) unless there is something in the subject matter or context inconsistent therewith:

"**Applicable Legislation**" means the provisions, if any, of *The Corporations Act* (Manitoba), as amended, and any other statute of Canada or a province thereof, and of regulations under any such statute, relating to trust indentures or to the rights, duties and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures, to the extent that such provisions are for the time being in force and applicable to this Trust Indenture;

"**Authorized Investment**" means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank (which may include an affiliate or related party of the Indenture Trustee, provided that each such obligation is rated at least R1 (middle) by DBRS Inc. or an equivalent rating service;

"**Business Day**" means any day except Saturday, Sunday, a statutory holiday and days when the principal offices of the Indenture Trustee in Calgary, Alberta, Canada are not open to the public for the transaction of business;

"**Certificate of the Corporation**", "**Order of the Corporation**", "**Request of the Corporation**", "**Written Direction of the Corporation**" and "**Consent of the Corporation**" mean respectively a written certificate, order, request, direction and consent signed in the name of the Corporation by any two Officers or Directors of the Corporation and may consist of one or more instruments so executed. A Certificate of the Corporation shall be in the form of a statutory declaration or an opinion of a solicitor if and when required under the provisions of this Trust Indenture, any Applicable Legislation or by the Indenture Trustee;

"**Certified Resolution**" means a copy of a resolution of the Directors certified by a senior officer or any other officer designated by the Chairman for such purpose under its seal (if any) to have been duly passed by the Directors and to be in full force and effect unamended on the day of such certification;

"**Close of Business**" shall have the meaning attributed to it in Subsection 5.01(c);

"**Conversion Price**" means the sum of $0.80, as adjusted pursuant to Subsection 5.03(b);

"**Corporation's Auditors**" or "**Auditors of the Corporation**" means an independent firm of chartered accountants duly appointed as auditors of the Corporation;

"**Counsel**" means a barrister and solicitor or firm of barristers and solicitors, who may be counsel for the Corporation, retained, engaged or appointed by the Indenture Trustee or retained, employed, engaged or appointed by the Corporation and acceptable to the Indenture Trustee where the context so indicates;

"**Current Market Price**" per Share at any date shall be the weighted average price per Share for 20 consecutive trading days, ending not more than five trading days before such date, on the Exchange, or, if the Shares are not listed on any stock exchange, then on the over-the-counter market. The weighted average price per Share shall be determined by dividing the aggregate sale price of all Shares sold on such exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Shares so sold, provided however, that on those days where there is no board lot trade of Shares, the price per Share shall be the average of the daily closing bid and ask prices;

"**Date of Closing**" means each date of closing for the issue of Debentures hereunder, the first of which is anticipated to be February 28, 2006, or such later date as the parties hereto may mutually agree upon;

"**Date of Conversion**" shall have the meaning attributed to it in Subsection 5.02(b);

"**Debentures**" means the 2 Year Senior Secured Convertible Redeemable Debentures of the Corporation to be issued hereunder and to be entitled to the benefits hereof;

"**Debentureholders**" or "**Holders**" means the Persons for the time being entered in the registers hereinafter mentioned as holders of Debentures;

"**Debentureholders' Request**" means an instrument, signed in one or more counterparts by the Holder or Holders of not less than 25% in principal amount of the Debentures outstanding as at

the date of such request, requesting the Indenture Trustee to take or refrain from taking some action or proceeding specified therein;

"**Director**" means a member of the board of directors of the Corporation from time to time and "**Directors**" or "**Board of Directors**" means the board of directors of the Corporation from time to time and reference to "**action by the Directors**" means action by the directors of the Corporation as a board;

"**Environmental Laws**" means all federal, provincial, state, municipal, country, local and other laws, statutes, codes, ordinances, by-laws, rules, regulations, policies, guidelines, certificates, approvals, permits, consents, directions, standards, judgments, orders and other authorizations, as well as common law, civil and other jurisprudence or authority, in each case domestic or foreign, having the force of law at any time relating in whole or in part to any Environmental Matters and including any permit, order, directions, certificate, approval, consent, registration, licence or other authorization of any kind held or required to be held in connection with any Environmental Matters;

"**Environmental Matters**" means:

(i) any condition or substance, heat, energy, sound, vibration, radiation or odour that may affect any component of the earth and its surrounding atmosphere or affect human health or any plant, animal or other living organism; and

(ii) any waste, toxic substance, contaminant or dangerous good or the deposit, release or discharge of any thereof into any component of the earth and its surrounding atmosphere;

"**Event of Default**" means any event specified in Section 7.01, continued for the period of time, if any, therein designated;

"**Exchange**" means the TSX Venture Exchange Inc. or such other recognized stock exchange upon which the Shares are listed from time to time;

"**Exchange Market Price**" means the market price of the Shares, at any time as determined in accordance with the policies of the Exchange, or if the Shares are not listed on the Exchange or any other stock exchange or over-the-counter market, then the price of the Shares shall be such price as determined by the Board of Directors, acting reasonably;

"**Extraordinary Resolution**" has the meaning attributed to it in Section 10.12;

"**Indenture Trustee**" means Computershare Trust Company of Canada or its successor or successors for the time being as trustee hereunder;

"**Initial Date of Closing**" means the first date of closing for the issue of Debentures hereunder, which is anticipated to be February 28, 2006, or such later date as the parties hereto may mutually agree upon;

"**Interest Rate**" means the interest rate payable on the Debentures and shall mean 10% per annum. If Debentures are acquired at a closing subsequent to the Initial Date of Closing, interest on those Debentures will still be payable on the first and second anniversaries of the Initial Date of Closing or on the applicable date of redemption or conversion of the Debentures. In lieu of the foregoing cash interest payment, the Debentureholders may elect to receive interest on the Debentures payable in Shares instead of cash at a rate of 10% per annum. The deemed price at

which the Common Shares are issued to Debentureholders in lieu of cash interest shall be the Exchange Market Price of the Shares at the applicable interest payment date;

"**Maturity Date**" means the date that is two years from the Initial Date of Closing;

"**Mortgaged Property**" means the assets, rights and things from time to time subject to the charge created pursuant to Section 4.01;

"**Officer**" means the Chairman, President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, any vice-president, the corporate secretary and any other office designated by the Corporation from time to time;

"**Permitted Encumbrances**" means as of any particular time any of the following encumbrances on the Mortgaged Property or property intended to form part of the Mortgaged Property or any part thereof:

(i) liens for taxes, assessments or governmental charges not at the time due or delinquent or the validity of which are being contested at the time in good faith by the Corporation by proceedings diligently conducted;

(ii) a lien arising from any judgment rendered or claim filed against the Corporation which the Corporation is contesting at the time in good faith by proceedings diligently conducted;

(iii) undetermined or inchoate liens and charges incidental to construction or to current operations which have not at such time been filed pursuant to law against the Corporation or which relate to obligations not due or delinquent;

(iv) easements, rights-of-way, servitudes or other similar rights in land (including, without limiting the generality of the foregoing, rights-of-way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other persons which singly or in the aggregate do not materially detract from the value of the land concerned or materially impair its use in the operation of the business of the Corporation;

(v) security given by the Corporation to a public utility or any municipality or governmental or other public authority which is required by such utility or municipality or other authority in connection with the operations of the Corporation, all in the ordinary course of its business which singly or in the aggregate does not materially detract from the value of the assets concerned or materially impair their use in the operation of the business of the Corporation;

(vi) any Security Interest or indemnity bond granted to The Government of Manitoba (including, without limitation, the Minister of Industry, Economic Development and Mines) or any other governmental authority, as security for the performance of the Corporation's obligations pursuant to any closure plan, license, permit or approval;

(vi) the reservation in any original grants from the Crown of any land or interests therein and statutory exceptions to title;

(vii) purchase-money Security Interests granted to secure the purchase price of assets purchased by the Corporation, provided that the Security Interest extends only to such assets, provided however, that if the assets acquired are limited partnership

units or shares, the Security Interest may extend to assets of the limited partnership or company, respectively, to which the units or shares relate;

(viii) any Security Interest consented to in writing by an Extraordinary Resolution of the Debentureholders delivered to the Indenture Trustee;

(ix) the Security Interest created by this Indenture;

(x) any Senior Security;

(xi) debentures of the Corporation ranking pari passu with the Debentures and the Security Interest created thereby; and

(xii) any Security Interest that is expressly subordinate and postponed to the Security Interest created by this Indenture;

"Person" means an individual, firm, trust, trustee, syndicate, corporation, partnership, association, government or governmental agency;

"Redemption Price" has the meaning set forth in section 3.01 hereof;

"Security Interest" means any assignment, mortgage, charge, pledge, lien, encumbrance or security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, but does not include set-off or any right of set-off;

"Senior Indebtedness" means all indebtedness, liabilities and obligations of the Corporation, from time to time, to its primary lender, as borrower or as guarantor of any indebtedness, liabilities and obligations of any subsidiary to the Corporation's primary lender;

"Senior Security" means all security (including collateral security) for Senior Indebtedness granted by the Corporation from time to time;

"Shares" means the common shares of the Corporation;

"Subsidiary" means any corporation of which more than 50% of the outstanding shares entitling the holders thereof the right to vote, are beneficially owned, directly or indirectly, by the Corporation provided that the ownership of such shares entitling the holders thereof to vote, confers the right to elect at least a majority of the board of directors of such corporation and includes any corporation in like relation to a Subsidiary;

"Successor Entity" has the meaning attributed to it in Section 9.01; and

"Trust Indenture", **"Indenture"**, **"hereto"**, **"herein"**, **"hereby"**, **"hereunder"**, **"hereof"** and similar expressions refer to this Trust Indenture and not to any particular Article, Section, Subsection or other portion hereof and include any and every instrument supplemental or ancillary hereto.

1.02 Meaning of "Outstanding"

Every Debenture certified and delivered by the Indenture Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Indenture Trustee for conversion provided that:

(a) Debentures which have been partially converted shall be deemed to be outstanding only to the extent of the unconverted part of the principal amount thereof;

(b) when a new Debenture has been issued in exchange for a Debenture pursuant to Section 2.11 only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c) for the purposes of any provision of this Trust Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or to take any other action under this Trust Indenture, Debentures owned directly or indirectly, legally or equitably, by the Corporation or any Subsidiary shall be disregarded except that:

   (i) for the purpose of determining whether the Indenture Trustee shall be protected in relying on any such vote, consent, requisition, instrument or other action only the Debentures which the Indenture Trustee, after reasonable inquiry, knows are so owned shall be so disregarded; and

   (ii) Debentures so owned which have been pledged or deposited in good faith other than to the Corporation or a Subsidiary shall not be so disregarded if the pledgee or depositee shall establish to the satisfaction of the Indenture Trustee the pledgee's or depositee's right to vote such Debentures in his discretion free from the control of the Corporation or any Subsidiary.

1.03 Headings, etc.

The division of this Trust Indenture into Articles, Sections and Subsections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Trust Indenture or of the Debentures.

1.04 Applicable Law

This Trust Indenture and the Debentures shall be governed and construed in accordance with the laws of the Province of Manitoba and the laws of Canada applicable therein and shall be treated in all respects as contracts made and performed in the Province of Manitoba.

1.05 Currency

All references to currency herein shall be to lawful money of Canada.

1.06 Day not a Business Day

In the event that any day on which any action is required to be taken under this Indenture is not a Business Day, then such action will be required to be taken at or before the specified time on the next succeeding day that is a Business Day.

1.07 Number and Gender

Words importing the singular number only shall include the plural and vice versa, and words importing gender include the masculine, feminine and neuter genders.

ARTICLE 2
THE DEBENTURES

2.01 Terms of Debentures

(a) The aggregate principal amount of Debentures authorized to be issued under this Trust Indenture shall consist of and be limited to $10,000,000.

(b) The Debentures shall be designated as "2 Year Senior Secured Convertible Redeemable Debentures", shall be dated as of the Initial Date of Closing, shall mature on the Maturity Date and shall bear interest (subject to the provisions of Section 2.06) from the date of issue, at the Interest Rate payable after as well as before maturity, default and judgment and with interest on any amounts in default at the same rate, payable annually on the first and second anniversaries of the Initial Date of Closing.

(c) The principal amount of the Debentures and interest thereon shall be payable in lawful money of Canada (or Shares, if a Holder chooses to receive his interest payment in Shares in lieu of cash) at the principal office of the Indenture Trustee in Calgary, Alberta, Canada on the Maturity Date.

2.02 Form and Signature of Debentures

(a) The Debentures shall be issued only as fully registered Debentures in the denomination of $1,000 and integral multiples of $1,000. The Debentures (including the certificate of the Indenture Trustee, the transfer, conversion and interest election panels endorsed thereon) shall be substantially in the form set forth in Schedule "A" hereto. The Debentures shall bear such distinguishing letters and numbers as prescribed by the Corporation and as the Indenture Trustee may approve.

(b) The Debentures shall be under the seal of the Corporation (if any) (or a reproduction thereof which shall be deemed to be the seal of the Corporation) and shall be signed (either manually or by facsimile signature) by any Officer or Director of the Corporation. A facsimile signature upon any of the Debentures shall for all purposes of this Trust Indenture be deemed to be the signature of the person whose signature it purports to be and to have been executed at the time such facsimile signature is reproduced. Debentures shall be valid and binding upon the Corporation and entitled to the benefits of this Trust Indenture notwithstanding that a person whose signature, either manual or facsimile, may appear on the Debentures is not, at the date of this Trust Indenture or at the date of the Debentures or at the date of the certification and delivery thereof, the holder of the office indicated.

2.03 Issue of Debentures

Debentures in the aggregate principal amount set out in a Written Direction of the Corporation shall be executed by the Corporation and, forthwith after such execution, shall be delivered to the Indenture Trustee. The Debentures shall thereupon be certified by the Indenture Trustee and delivered to or to the order of the Holders pursuant to a Written Direction of the Corporation without the Indenture Trustee receiving any consideration therefor.

2.04 Certification by the Indenture Trustee

(a) No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the Holder to the benefits of this Trust Indenture, until it has been certified by or on behalf of the Indenture Trustee, substantially in the form set out in Schedule "A" hereto or in some other form approved by the Indenture Trustee. Such certification on any Debenture shall be conclusive evidence that such Debenture is duly issued, is a valid obligation of the Corporation and is entitled to the benefits hereof.

(b) The certificate of the Indenture Trustee signed on the Debentures hereinafter mentioned shall not be construed as a representation or warranty by the Indenture Trustee as to the validity of this Trust Indenture or of the Debentures or as to the issuance of the Debentures and the Indenture Trustee shall in no respect be liable or answerable for the use made of the Debentures or any of them or the proceeds thereof. The certificate of the Indenture Trustee signed on the Debentures shall, however, be a representation and warranty by the Indenture Trustee that the Debentures have been duly certified by or on behalf of the Indenture Trustee and pursuant to the provisions of this Trust Indenture.

2.05 Debentures to Rank Pari Passu

Each Debenture as soon as issued or negotiated, subject to the terms hereof, shall rank pari passu and shall be equally and proportionately entitled to the benefits hereof, as if all of the Debentures had been issued and negotiated simultaneously.

2.06 Computation of Interest

(a) All Debentures issued hereunder, whether issued originally or in exchange for other Debentures, shall bear interest from the date of issue or from the last interest payment date on which interest shall have been paid or made available for payment on the outstanding Debentures, whichever shall be the later.

(b) Interest for any period of less than 12 months shall be computed on the basis of a year of 365 days (366 days if such period falls within a leap year).

2.07 Registers for the Debentures

(a) The Corporation shall, at all times while any Debentures are outstanding, cause to be kept at the principal office of the Indenture Trustee in the City of Calgary, Alberta, Canada and in such other place or places as the Corporation with the approval of the Indenture Trustee may designate, registers in which shall be entered the names and addresses of the Holders and particulars of the Debentures held by them respectively and of all transfers of Debentures. No transfer of a Debenture shall be valid unless made by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Indenture Trustee, upon compliance with such requirements as the Indenture Trustee may prescribe and unless such transfer shall have been duly entered on one of the appropriate registers.

(b) The registers hereinbefore referred to shall at all reasonable times, during regular business hours, be open for inspection by the Corporation, the Indenture Trustee and any Debentureholder.

(c) Subject to compliance with applicable securities laws, rules, regulations and policies of the Exchange, the Holder of a Debenture may at any time and from time to time have such Debenture transferred at any of the places at which a register is kept pursuant to the provisions of this Section, in accordance with such reasonable regulations as the Indenture Trustee may prescribe.

(d) Neither the Corporation nor the Indenture Trustee shall be required to transfer, convert or exchange any Debentures on any interest payment date or during a period of 15 business days immediately preceding any such date;

(e) Neither the Indenture Trustee nor the Corporation shall be charged with notice of or be bound to see to the execution of any trust, nor affected by notice of any equity, whether expressed, implied or constructive, with respect to any Debenture, and the Indenture Trustee or the Corporation may transfer any Debenture on the direction of the Holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(f) Except in the case of the register required to be kept at the City of Calgary, Alberta, Canada, the Corporation with the approval of the Indenture Trustee may at any time close any register upon which the registration of any Debenture appears and transfer the records thereof to another existing register or to a new register and thereafter such Debentures shall be deemed to be registered on such existing or new register, as the case may be. Notice of such transfer shall be given to the Holders of such Debentures.

2.08 Persons Entitled to Payment

(a) The Person in whose name any Debenture is registered shall be deemed to be and shall be regarded as the owner thereof for all purposes of this Trust Indenture and payment of or on account of the principal of such Debenture shall be made only to or upon the order in writing to such Holder thereof and such payment shall be a good and sufficient discharge to the Indenture Trustee, any registrar and the Corporation and to any paying agent for the amounts so paid. As interest on Debentures matures (except interest payable at maturity which may be paid upon presentation and surrender of such Debentures for payment) the Corporation, no less that three days prior to each date on which interest on such Debentures becomes due, shall forward or cause to be forwarded by the Indenture Trustee or other paying agent by prepaid post, to the Holders for the time being, at their respective addresses appearing on the appropriate register hereinbefore mentioned, a cheque for such interest (less any tax required by law to be deducted) payable to the order of each Holder that has not elected to receive his interest payment in Shares and negotiable at par at each of the places at which interest on such Debentures is expressed herein to be payable. In the event that a Holder has elected to receive his interest payment in Shares, the Corporation, no more than 10 days after each date on which interest on such Debentures becomes due, shall forward or cause to be forwarded by the Indenture Trustee or other paying agent by prepaid post, to the Holders for the time being, at their respective addresses appearing on the appropriate registers hereinbefore mentioned, a Share

certificate in payment of such interest (less any tax required by law to be deducted) issued to the order of each such Holder that has elected to receive his interest payment in Shares. The forwarding of such cheque or Share certificate as provided above shall satisfy and discharge the liability for the interest on such Debentures to the extent of the sum or sums represented thereby (plus the amount of any tax deducted as aforesaid) unless such cheque is not paid on presentation; provided that in the event of the non-receipt of such cheque or Share certificate, as applicable, by the Holder, or the loss or destruction thereof, the Corporation, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, together with an indemnity satisfactory to it, acting reasonably, shall issue to such Holder a replacement cheque for the amount of such cheque or a replacement Share certificate, as applicable.

(b) The Holder for the time being of any Debenture shall be entitled to the principal moneys and interest evidenced by such Debenture, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate Holder thereof and all persons may act accordingly and a transferee of a Debenture shall, after an appropriate form of transfer is lodged with the Indenture Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Trust Indenture or by any conditions contained in such Debenture or by law, be entitled to be entered on any of the appropriate registers as the owner of such Debenture free from all equities or rights of set off or counterclaim between the Corporation and his transferor or any previous Holder thereof, save with respect to equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(c) The Corporation shall not be bound to enquire into the title of any Holder, save as ordered by a court of competent jurisdiction or as required by statute.

(d) Where Debentures are registered in more than one name, the principal moneys and interest from time to time payable with respect thereto may be paid by cheque payable to the order of the Holder or Shares issued in the name of the Holder, as applicable, whose name first appears on such register, failing written instruction from them to the contrary, and such payment shall be a valid discharge to the Indenture Trustee, any registrar, the Corporation and any paying agent, subject mutatis mutandis to the last sentence of Subsection 2.08(a).

(e) In the case of the death of one or more joint Holders, the principal moneys and interest on any Debentures may be paid to the survivor or survivors of such Holders, and such payment shall constitute a valid discharge to the Indenture Trustee, any registrar, the Corporation and any paying agent, subject mutatis mutandis to the last sentence of Subsection 2.08(a).

2.09 Manner of Exercise of Right to Receive Interest in Shares

(a) Upon and subject to the provisions of this Article, each Debentureholder shall have the right, at his option, to elect pursuant to Subsection 2.09(b) to receive the interest payable on his Debentures in Shares rather than cash for either or both of the first and second years after the Initial Date of Closing. A Debentureholder shall not be permitted to elect to receive less than all interest payable for such applicable year in Shares rather than cash. For greater certainty, a

Debentureholder may not elect to receive a portion of the interest owing on his Debentures for any year in cash and a portion in Shares.

(b) The Holder of a Debenture desiring to receive Shares in payment of interest on his Debentures in lieu of cash shall execute and provide an Interest Election Form in the form contained in the panel attached to his Debenture to the Indenture Trustee at its principal office in the City of Calgary, Alberta, Canada, (or any other written notice in a form satisfactory to the Indenture Trustee), duly executed by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Indenture Trustee, electing to receive his interest entitlement on the Debentures in Shares in accordance with the provisions of this Article at least 15 days prior to the applicable interest payment date. The price at which the Shares shall be issued to the Debentureholders in payment of interest owing on the Debentures shall be the Exchange Market Price on the applicable interest payment date. On the applicable interest payment date, such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Indenture Trustee, his nominee(s) or assignee(s), shall be entered in the books of the Corporation as the holder of the number of Shares that the Debentureholder was entitled to receive in satisfaction of his interest entitlement in accordance with the provisions of this Article. As soon as practicable thereafter, the Corporation shall cause the Indenture Trustee (or, in the event that the Indenture Trustee is not at such time the registrar and transfer agent for the Shares of the Corporation, the Corporation shall cause such registrar and transfer agent) to deliver to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Shares.

(c) In the event that the Debentures are redeemed by the Corporation in accordance with Article 3, the Debentureholder may elect to receive accrued and unpaid interest on the principal amount of the Debentures payable in Shares rather than cash by providing an Interest Election Form to the Indenture Trustee within 30 days of receipt of the notice provided for in section 3.02. All other terms of this Section 2.09 remain the same.

(d) In the event that the Debentureholder elects to convert the Debentures into Shares in accordance with Article 5, the Debentureholder may elect to receive accrued and unpaid interest on the principal amount of the Debentures payable in Shares rather than cash by providing an Interest Election Form to the Indenture Trustee at the same time as the Conversion Notice and other documents required to convert the Debentures into Shares pursuant to Section 5.02. All other terms of this Section 2.09 remain the same.

(e) For the purposes of this Article, a Debentureholder shall be deemed to become the holder of record of such Shares as are issuable in accordance with this Section on the interest payment date next following receipt of the Interest Election Form by the Indenture Trustee.

(f) The Shares issued in payment of interest on the Debentures shall rank and bear entitlement only with respect to distributions declared in favour of Shareholders of record on and after the applicable interest payment date upon which the Shares

were issued, from which date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Shares.

(g) The Corporation shall not be required to issue fractional Shares as payment of interest on the Debentures pursuant to this Section. If any fractional interest in a Share would, except for the provisions of this Section, be deliverable as payment of interest on a Debenture, the Corporation shall, in lieu of delivering any certificate of such fractional interest, satisfy such fractional interest by paying to the Indenture Trustee for payment to the Holder of such Debenture an amount in lawful money of Canada equal (computed to the nearest cent) to the appropriate fraction of the value (being the last reported sale price or, if none, the mean between the closing bid and ask quotations on the Exchange, or, if the Shares are not listed on the Exchange, then such other stock exchange or over-the-counter market on which the Shares are listed and if the Shares are not listed on any stock exchange or over-the-counter market, a value determined by the Directors, acting reasonably) of a Share on the Business Day next preceding the interest payment date, provided that no such cheque shall be issued for an amount less than $5.00.

(h) The Corporation covenants with the Indenture Trustee that it shall conditionally allot to Debentureholders who may exercise their right to receive payment of interest on the Debentures in Shares hereunder, such number of Shares as shall be required to be issued in the event that all Debentureholders elect to receive interest on the Debentures in Shares rather than cash. The Corporation covenants with the Indenture Trustee that all such Shares which shall be issuable shall be duly and validly issued as fully-paid and non-assessable.

(i) The Corporation will from time to time promptly pay or make provision satisfactory to the Indenture Trustee for the payment of any and all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery to the Holders, upon the exercise of their right to receive interest in Shares pursuant to the terms of the Debentures and of this Indenture.

2.10 <u>Mutilation, Loss, Theft or Destruction</u>

In case any of the Debentures issued hereunder shall be mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Indenture Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Indenture Trustee and shall be entitled to the benefit of this Trust Indenture equally with all other Debentures issued or to be issued hereunder without preference or priority of one over another. In case of loss, theft or destruction the applicant for a substituted Debenture shall furnish to the Corporation and the Indenture Trustee such evidence of such loss, theft or destruction as shall be satisfactory to each of them in their discretion, acting reasonably, and shall also furnish an indemnity satisfactory to each of them in their discretion, acting reasonably. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

2.11 <u>Exchange of Debentures</u>

(a) Debentures of any denomination may be exchanged for Debentures of any other authorized denomination or denominations, any such exchange to be for Debentures of an equivalent aggregate principal amount. Any exchange of Debentures may be made at the offices of the Indenture Trustee or at the offices of any registrar where registers are maintained for the Debentures pursuant to the provisions of Section 2.07. Any Debentures tendered for exchange shall be surrendered to the Indenture Trustee or appropriate registrar and shall be canceled.

(b) Except as herein otherwise provided, upon any exchange of Debentures of any denomination for other Debentures and upon any transfer of Debentures, the Indenture Trustee or other registrar may make a sufficient charge to reimburse it for any stamp or security transfer taxes or other governmental charge required to be paid and in addition, a reasonable charge for its services and payment of the said charge shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

2.12 Option of Holder as to Place of Payment

Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or on a declaration or on redemption or otherwise, on account of any Debenture or any interest thereon shall be payable at the option of the Holder at any of the places at which interest on such Debenture is expressed to be payable herein.

2.13 Indenture Trustee Not Bound to Make Enquires

The Indenture Trustee shall not be bound to make any enquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates and other documents provided under this Article. The Indenture Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

ARTICLE 3
REDEMPTION OF DEBENTURES

3.01 Redemption of Debentures

The Debentures shall be redeemable at any time prior to the Maturity Date at the option of the Corporation (in the manner hereinafter provided and in accordance with and subject to the provisions hereinafter set forth) upon payment of the outstanding principal of the Debentures together with accrued and unpaid interest on the principal amount (the applicable redemption price at which Debentures may be redeemed is hereinafter referred to as the "Redemption Price"); provided that a Holder may, within 30 days of receipt of the notice provided for in section 3.02, elect to convert Debentures into Shares at the applicable Conversion Price.

3.02 Notice of Redemption

Notice of intention to redeem Debentures under this Article shall be given by or on behalf of the Corporation to the holders of the Debentures which are to be redeemed, not more than 60 days and not less than 30 days prior to the date fixed for redemption, in the manner provided in Section 11.02. The notice of redemption shall specify the distinguishing letters and numbers of the Debentures which are to be redeemed and shall specify the redemption date, the Redemption

Price and places of payment and shall state that all interest thereon shall cease from and after such redemption date.

3.03 Debentures Due on Redemption Dates

(a) Upon notice having been given as aforesaid, all the Debentures called for redemption under this Article shall thereupon be and become due and payable at the Redemption Price, on the redemption date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding. From and after such redemption date, if the moneys necessary to redeem such Debentures shall have been deposited with the Indenture Trustee as hereinafter provided and affidavits or other proof satisfactory to the Indenture Trustee as to the mailing of such notices shall have been lodged with it, such Debentures shall not be considered as outstanding hereunder and interest upon such Debentures shall cease to accrue after said date.

(b) In case any question shall arise as to whether any notice has been given as above provided and any such deposit made, such question shall be decided by the Indenture Trustee whose decision shall be final and binding upon all parties interested.

3.04 Deposit of Redemption Moneys

Upon Debentures having been called for redemption pursuant to this Article, the Corporation shall deposit with the Indenture Trustee on or before the redemption date fixed in the notice of the redemption thereof, such monies as are sufficient to pay the Redemption Price of the Debentures to be redeemed together with the estimated charges and expenses to be incurred in connection with such redemption. From the monies so deposited the Indenture Trustee shall pay to the Holders of such Debentures called for redemption, upon surrender of such Debentures, the principal and interest to which they are respectively entitled on redemption.

3.05 Failure to Surrender Debentures

In case the Holder of any such Debentures called for redemption under this Article shall within 30 days from the date fixed for redemption fail to surrender any of his Debentures or shall not within such time accept payment for the redemption moneys payable with respect thereto or give such receipt therefor, if any, as the Indenture Trustee may require, such redemption moneys shall be set aside by the Indenture Trustee in trust for such Holder, and no interest shall be payable to such Holder as and from the date of redemption, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum set aside. The Debentureholder shall thereupon have no further rights hereunder except to receive payment of the Redemption Price of his Debenture or Debentures out of the moneys paid and deposited, upon surrender and deliver up of such Debenture or Debentures.

3.06 Cancellation of Debentures

All Debentures redeemed by the Corporation under this Article shall forthwith be delivered to the Indenture Trustee and shall be cancelled by the Indenture Trustee and no Debentures shall be issued in substitution thereof.

3.07 Surrender of Debentures for Cancellation

If the principal moneys due upon any Debentures issued hereunder shall become payable by redemption or otherwise before the date of maturity thereof, the person presenting such Debentures for payment must surrender the same for cancellation against payment therefor, the Corporation nevertheless paying or causing to be paid the interest accrued and unpaid thereon (computed on a per diem basis if the date fixed for payment is not an interest due date).

ARTICLE 4
SECURITY FOR DEBENTURES

4.01 Security for Debentures and Negative Pledge

In consideration of the premises and of $1.00 paid by the Indenture Trustee, the receipt and sufficiency of which are hereby acknowledged, and to secure the due payment of the principal and interest on the Debentures and all other moneys for the time being and from time to time owing on the security hereof, and the due performance of the obligations of the Corporation herein, the Corporation, subject to the Senior Security and Permitted Encumbrances, and to Section 4.05, hereby grants, conveys, assigns, mortgages and charges as and by way of a Security Interest to and in favour of the Indenture Trustee the undertaking and all the property and assets of the Corporation for the time being, both present and future, including, without limiting the generality of the foregoing, all real, personal, moveable and immoveable property now owned or hereafter acquired by the Corporation and all its present and future revenues, incomes, monies, rights, franchises, materials, supplies, book debts, accounts receivable, negotiable and non-negotiable instruments, judgments, securities, choses in action, lands, interests in lands and all other property and things of value of every kind and nature, tangible or intangible, legal or equitable of which the Corporation may be possessed or to which it may be entitled or which may hereafter be acquired by the Corporation; provided that such Security Interest shall in no way hinder or prevent the Corporation, until an Event of Default occurs and the Indenture Trustee has become bound to enforce or has commenced enforcing the Security Interest hereby constituted, from doing the matters or things referred to in Section 4.02 with respect to assets referred to therein which are from time to time subject to such Security Interest, but provided further that the Corporation shall not, without the consent in writing of the Holders by Extraordinary Resolution, create, assume or suffer to exist any Security Interest (other than Senior Security or Permitted Encumbrances) on or in respect of the Mortgaged Property or any part thereof which ranks or is capable of ranking or of being enforced so as to rank in priority to or pari passu with the Security Interest hereof (other than Senior Security or Permitted Encumbrances); to have and to hold such assets and interest and all rights hereby conferred unto the Indenture Trustee forever but in trust, nevertheless, for the uses and purposes and with the powers and authorities and subject to the terms and conditions set forth in this Indenture.

4.02 Possession Before Default

Notwithstanding the provisions of Section 4.01, until an Event of Default occurs and the Indenture Trustee has become bound to enforce or has commenced enforcing the Security Interest hereby constituted, the Corporation, without the consent of the Indenture Trustee, shall be entitled:

(a) to retain possession of the Mortgaged Property and operate, manage, develop, use and enjoy the same and every part thereof in accordance with and subject to the provisions hereof;

(b) to create or suffer to exist Senior Indebtedness, Senior Security and Permitted Encumbrances;

(c) to abandon or surrender in the ordinary course of business free from the Security Interest hereby constituted any items of Mortgaged Property;

(d) to sell, transfer, assign or otherwise dispose of in the ordinary course of business free from the Security Interest hereby constituted, any items of Mortgaged Property;

(e) to sublease in the ordinary course of business free from the Security Interest hereby constituted (but only to the extent of the interest earned and retained by the sublessee, as the case may be) any items of Mortgaged Property; and

(f) to sell, assign, transfer, abandon, surrender or otherwise dispose of free of the Security Interest hereby constituted any fixtures, equipment, machinery, tools, implements, apparatus, facilities or appliances, which may have become worn out, unserviceable, obsolete, unsuitable or unnecessary in the conduct of its business or in the operation of any of the Mortgaged Property provided that there shall have been or shall be substituted for the same other fixtures, equipment, machinery, tools, implements, apparatus, facilities or appliances not necessarily of the same character but at least of equal utility to the Corporation at the date of such substitution or replacement (which forthwith shall become subject to the Security Interest hereof) of and to the extent that such replacement or substitution is necessary or desirable for the proper and efficient conduct of the business of the Corporation or in the operation of the Mortgaged Property;

and the Indenture Trustee will, at the expense of the Corporation, execute and deliver from time to time releases and discharges and other documents necessary or advisable with respect to the foregoing Subsections including, without limitation, releases and discharges in respect of subleases, sales, transfers, assignments, abandonments and surrenders permitted in Subsections (c), (d), (e) and (f), it being understood that any interest or property retained or acquired by the Corporation pursuant to any of the foregoing transactions shall be and become included in the Mortgaged Property. Except as is in this Indenture specifically permitted, the Corporation shall not dispose of its assets to any Person.

4.03 Security Effective Notwithstanding Date of Issue

The Security Interest hereby created or provided to be created shall be effective whether the monies thereby secured or any part thereof shall become owing by the Corporation before or after or upon the date of execution of this Indenture.

4.04 Registration of Security

The Corporation shall:

(a) register, file or record or cause to be registered, filed or recorded this Indenture and all instruments supplemental or ancillary hereto at every office and place where the registration, filing or recording thereof may, in the opinion of Counsel to the Corporation, based upon a Certificate of the Corporation as to the jurisdictions in which it owns property, be necessary to preserve and protect the Security Interest hereby created;

(b) renew or cause to be renewed such registrations, filings or recordings from time to time as and when required; and

(c) if and when requested to do so by the Indenture Trustee, furnish to the Indenture Trustee an opinion of Counsel to the Corporation to establish compliance with the provisions of this Section 4.04.

4.05 Reservation of Last Day of Leasehold Terms

It is hereby declared that the last day of any term (or any executed term, as the case may be) reserved by any lease, verbal or written, or any agreement therefor, now held or hereafter acquired by the Corporation in any jurisdiction where mortgage by sub-demise may validly be given, is hereby and shall be excepted out of the Security Interest created hereby, and does not and shall not form part of the Mortgaged Property, but the Corporation shall stand possessed of the reversion remaining in the Corporation of any leasehold premises for the time being demised as aforesaid upon trust to assign and dispose thereof as the Indenture Trustee or any purchaser of such leasehold premises shall direct.

4.06 Covenants as to Security

The Corporation hereby covenants with the Indenture Trustee that:

(a) it will at all times do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, mortgages, hypothecs, transfers, assignments and assurances in law (including consents, approvals or waivers from third parties under applicable documents or Applicable Legislation) as the Indenture Trustee may require (or in the opinion of the Counsel is advisable) for the better assuring, mortgaging, charging, transferring, assigning, granting, delivering and confirming unto the Indenture Trustee the Mortgaged Property, or property which the Corporation may now be or hereafter become bound to mortgage, charge, transfer, assign, grant or deliver in favour of the Indenture Trustee and for the better accomplishing and effectuating of this Indenture including, without limitation, the execution and delivery of indentures supplemental hereto more particularly describing the property and assets from time to time comprising the Mortgaged Property or to correct or amplify the description of any property or interests contained therein at any time or better to assure, convey and confirm unto the Indenture Trustee any property or interest, additional or otherwise herein subjected to or required herein to be subjected to the Security Interest hereby constituted. Upon the execution of any supplemental indenture under this Section 4.06, this Indenture shall be modified in accordance therewith, and each such supplemental indenture shall form part of this Indenture for all purposes; and

(b) if the Security Interest hereby created shall have become enforceable and the Indenture Trustee shall have become bound to enforce or has commenced enforcing the same, it will from time to time execute and do all such assurances and things as the Indenture Trustee may reasonably require for facilitating the realization of the Mortgaged Property and for exercising all the powers, authorities and discretions hereby conferred upon the Indenture Trustee and for confirming to any purchaser of the Mortgaged Property, whether sold by the Indenture Trustee hereunder or by judicial proceedings, the title to the Mortgaged Property so sold, and will give all notices and directions as the Indenture Trustee may consider expedient.

4.07 Defeasance

These presents are upon the express condition that if the Corporation shall:

(a) well and truly pay to the Debentureholders the principal and interest on the Debentures and all other sums payable hereunder by the Corporation and secured hereby;

(b) keep, perform and observe the covenants in the Debentures and in this Indenture agreed to be kept, performed and observed by or on behalf of the Corporation; and

(c) request in writing that these presents cease and become null and void;

then these presents and the Security Interest, estate and rights hereby constituted or created shall cease and become null and void, and the Mortgaged Property hereunder shall revert to the Corporation without the necessity of any release, acquittance, reconveyance, re-entry or other act or formality whatsoever. The Indenture Trustee shall, at the request and expense of the Corporation, made at any time after these presents become null and void as aforesaid, execute and deliver all such deeds, documents and assurances as are necessary or required to evidence or effect such reversion or revesting and reassignments of assignments contained herein.

4.08 Security Subject to Applicable Agreement

The Indenture Trustee agrees that it shall hold the Mortgaged Property from time to time hereunder subject to all of the terms and provisions of any existing agreements and other existing instruments relating thereto, to the extent applicable to such property, and upon realization of the security hereby created the Indenture Trustee, as trustee under this Indenture, or other parties in interest shall assume all further obligations of the Corporation under such existing agreements and other existing instruments applicable to the property so realized upon, provided that at all times:

(a) the Corporation shall indemnify and save harmless the Indenture Trustee and the Debentureholders with respect to the terms and provisions of such agreements and instruments; and

(b) nothing herein contained shall be construed to render the Indenture Trustee or the Debentureholders liable for the obligations of the Corporation.

4.09 Subordination and Postponement of Debentures

The Corporation covenants and agrees, and each Holder of a Debenture, by acceptance thereof, likewise agrees, that the payment of the principal amount of and interest on the Debentures is hereby expressly subordinated and postponed to the Senior Indebtedness in right of payment in full of all Senior Indebtedness, and that the security constituted in this Trust Indenture is hereby subordinated and postponed to the Senior Security, to the extent and in the manner set forth in herein, and that the rights of the Holders are otherwise restricted as set out herein.

Nothing contained in this Trust Indenture or in any of the Debentures shall prevent the Corporation at any time from making payments of the principal of or interest on the Debentures unless and until the Corporation shall be in default under the Senior Indebtedness or Senior Security.

Until written notice shall be given to the Indenture Trustee by the Corporation or on behalf of any holder of any Senior Indebtedness of the occurrence of any default with respect to such Senior Indebtedness or Senior Security or of the existence of any other facts which would result in any payment with respect to the Debentures being in contravention of the provisions of this Article 4, the Indenture Trustee shall be entitled to assume that no such default has occurred and that no such facts exist. Nothing in this Trust Indenture shall prevent the Indenture Trustee, prior to receipt of such notice, from applying any moneys received by it pursuant to this Trust Indenture, to the purposes for which the same were received, notwithstanding the occurrence or continuance of a default with respect to, or the existence of such facts with respect to, such Senior Indebtedness or Senior Security.

4.10 Authorization of Holders to Indenture Trustee to Effect Subordination and Postponement

Each Holder of a Debenture, by his acceptance thereof, authorizes and directs the Indenture Trustee on such Holder's behalf to take such action as may be necessary or appropriate to effect the subordination and postponement of the Debentures provided for in Section 4.09 and to: (i) effect the subordination and postponement provided for in Section 4.09; (ii) to acknowledge and confirm such subordination to any holder of Senior Indebtedness or Senior Security; and (iii) to execute, deliver and perform the obligations of the Indenture Trustee and the Holders under a subordination agreement and/or postponement agreement, and appoints the Indenture Trustee its attorney-in-fact for any and all such purposes, including the execution and delivery by the Indenture Trustee of confirmations that the holders of any Senior Indebtedness and/or Senior Security are entitled to all the rights and benefits of Section 4.09 and that such holder of Senior Indebtedness and/or Senior Security may rely on and enforce Section 4.09 of this Trust Indenture. Forthwith upon the written request of any holder of Senior Indebtedness and/or Senior Security or its representative or the trustee under any indenture under which any instruments evidencing any Senior Indebtedness or Senior Security may have been issued, the Indenture Trustee shall execute and deliver to the person making that request a form of such confirmation or, with the advice of Counsel, a subordination agreement and/or postponement, on its own behalf and on behalf of all Holders, on commercially reasonable terms.

ARTICLE 5
CONVERSION OF DEBENTURES

5.01 Conversion Privileges and Conversion Price

(a) Upon and subject to the provisions and conditions of this Article, each Debentureholder shall have the right, at his option, at any time commencing one year from the Initial Date of Closing (in accordance with the provisions of Article 3) and ending immediately prior to the Close of Business on the date that is two years from the Initial Date of Closing, to convert each whole Debenture (or integral multiples of $1,000 principal amount thereof) into Shares at the applicable Conversion Price.

(b) Such right of conversion shall extend only to the maximum number of whole Shares into which the aggregate principal amount of the Debenture or Debentures surrendered for conversion at any one time by the Holder thereof may be converted in accordance with the foregoing provisions of this Section. Fractional interests in Shares shall be adjusted for in the manner provided in Section 5.04.

(c) "**Close of Business**" as used in this Article shall mean the normal closing hour of the office of the Indenture Trustee referred to in Subsection 5.02(a) at which such conversion right is being exercised.

5.02 Manner of Exercise of Right to Convert

(a) The Holder of a Debenture desiring to convert a Debenture, as herein provided, into Shares shall surrender such Debenture to the Indenture Trustee at its principal office in the City of Calgary, Alberta, Canada, together with the Conversion Form on the back of such Debenture or any other written notice in a form satisfactory to the Indenture Trustee, duly executed by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Indenture Trustee, exercising his right to convert such Debenture in accordance with the provisions of this Article. Thereupon such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Indenture Trustee, his nominee(s) or assignee(s), shall be entered in the books of the Corporation as at the Date of Conversion (or such later date as is specified in Subsection 5.02(b)) as the holder of the number of Shares into which such Debenture is convertible in accordance with the provisions of this Article and, as soon as practicable thereafter, the Corporation shall cause the Indenture Trustee (or, in the event that the Indenture Trustee is not at such time the registrar and transfer agent for the Shares of the Corporation, shall cause such registrar and transfer agent) to deliver to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Shares and if applicable, a cheque for any amount payable under Section 5.03 as accrued and unpaid interest.

(b) For the purposes of this Article, a Debenture shall be deemed to be surrendered for conversion on the date (herein called the "Date of Conversion") on which it is so surrendered in accordance with the provisions of this Article and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Indenture Trustee at one of its offices referred to in Subsection 5.02(a); provided that if a Debenture is surrendered for conversion on a day on which the register of Shares is closed, the person or persons entitled to receive Shares shall become the holder or holders of record of such Shares as at the date on which such registers are next opened.

(c) Any part, being $1,000 or an integral multiple thereof, of a Debenture of a denomination in excess of $1,000 may be converted as provided in this Article and all references in this Trust Indenture to conversion of Debentures shall be deemed to include conversion of such parts.

(d) The Holder of any Debenture of which part only is converted shall upon the exercise of his right of conversion, surrender the said Debenture to the Indenture Trustee for cancellation and the Indenture Trustee shall without charge, against such surrender, forthwith certify and deliver to the Holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered.

(e) The Holder of a Debenture surrendered for conversion in accordance with this Section shall be entitled to receive accrued and unpaid interest with respect thereto up to the Date of Conversion of such Debenture and there shall be a payment by the Corporation on account of interest accrued on such Debentures from the date of the latest interest payment date. The Shares issued upon such conversion shall rank and bear entitlement only with respect to distributions declared in favour of Shareholders of record on and after the Date of Conversion or such later date as such Holder shall become the holder of record of such Shares pursuant to Subsection 5.02(b), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Shares.

5.03 Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as follows:

(a) If and whenever at any time the Corporation shall (i) subdivide or redivide the outstanding Shares into a greater number of Shares, (ii) reduce, combine or consolidate the outstanding Shares, or (iii) issue Shares to the Holders of all or substantially all of the outstanding Shares by way of a Share distribution, the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Shares by way of a Share distribution, as the case may be, shall in the case of the events referred to in (i) and (iii) above, be decreased in the proportion that the number of Shares outstanding immediately prior to such subdivision, redivision or distribution bears to the number of outstanding Shares resulting from such subdivision, redivision or distribution, or shall, in the case of the events referred to in (ii) above, be increased in the proportion that the number of Shares outstanding immediately prior to such reduction, combination or consolidation bears to the number of outstanding Shares resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Subsection 5.03(a) shall occur; any such issue of Shares by way of a Share distribution shall be deemed to have been made on the record date for the Share distribution for the purpose of calculating the number of outstanding Shares under Subsections 5.03(a) and 5.03(c).

(b) If and whenever at any time the Corporation shall fix a record date for the issuance of rights or warrants to all or substantially all the holders of its outstanding Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Shares (or securities convertible into or exchangeable for Shares) at a price per Share (or having a conversion or exchange price per Share) less than the Current Market Price of the Shares on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, the numerator of which shall be the total number of Shares outstanding on such record date plus a number of Shares equal to the number arrived at by dividing the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price per Share, and the denominator of which shall be the total number of Shares outstanding on such record date plus the total number of additional Shares offered for subscription or purchase (or into which the

convertible or exchangeable securities so offered are convertible or exchangeable). Any Shares owned by or held for the account of the Corporation or any Subsidiary shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that any such rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon the number of Shares (or securities convertible or exchangeable into Shares) actually issued upon the exercise of such rights or warrants, as the case may be.

(c) If and whenever at any time the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Shares of (i) Shares or shares of any class, whether of the Corporation or any other corporation, (ii) rights, options or warrants (excluding those referred to in Subsection 5.03(b)), (iii) evidences of indebtedness or (iv) assets (excluding for certainty any cash payments distributed to holders of Shares from time to time), then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Shares outstanding on such record date multiplied by the Current Market Price per Share on such record date, less the fair market value (as determined by the Board of Directors, which determination shall be conclusive) of such Shares, rights, options, warrants, evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Shares outstanding on such record date multiplied by such Current Market Price per Share; any Shares owned by or held for the account of the Corporation or any Subsidiary shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such distribution is not so made, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon such Shares or rights, options or warrants or evidences of indebtedness or assets actually distributed, as the case may be.

(d) In the case of any reclassification of, or other change in, the outstanding Shares of the Corporation other than a subdivision, redivision, reduction, combination or consolidation, the Conversion Price shall be adjusted in such manner as the Board of Directors determines to be appropriate on a basis consistent with this Section 5.03.

(e) In any case in which this Section 5.03 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Holder of any Debenture converted after such event, any additional Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such Holder an appropriate instrument evidencing such Holder's right to receive such additional Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Shares declared in favour of holders of record of Shares on or

after the Date of Conversion or such later date as such Holder would, but for the provisions of this Subsection 5.03(e), have become the holder of record of such additional Shares pursuant to this Article.

(f) In any case in which Subsections 5.03(b) or 5.03(c) require that an adjustment be made to the Conversion Price, no such adjustment shall be made if the holders of the outstanding Debentures receive the rights or warrants referred to in Subsection 5.03(b) or the Shares, shares, rights, options, warrants, evidences of indebtedness or assets referred to in Subsection 5.03(c), as the case may be, in such kind and number as they would have received if they had been holders of Shares on the applicable record date or effective date, as the case may be, by virtue of the outstanding Debentures having been converted into Shares at the Conversion Price in effect on the applicable record date or effective date, as the case may be.

(g) The adjustments provided for in this Section 5.03 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issuances or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 5% in the Conversion Price then in effect; provided however that any adjustments which by reason of this Subsection 5.03(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(h) In the event of any question arising with respect to the adjustments provided in this Section 5.03, such questions shall be conclusively determined by a firm of chartered accountants (who may be the Auditors of the Corporation) appointed by the Corporation; such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation, the Indenture Trustee and the Debentureholders.

5.04 No Requirement to Issue Fractional Shares

The Corporation shall not be required to issue fractional Shares upon the conversion of Debentures pursuant to this Article. If more than one Debenture shall be surrendered for conversion at one time by the same Holder, the number of whole Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted. If any fractional interest in a Share would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Debentures, the Corporation shall, in lieu of delivering any certificate of such fractional interest, satisfy such fractional interest by paying to the Indenture Trustee for payment to the Holder of such surrendered Debenture an amount in lawful money of Canada equal (computed to the nearest cent) to the appropriate fraction of the value (being the last reported sale price or, if none, the mean between the closing bid and ask quotations on the Exchange, or, if the Shares are not listed on any stock exchange, a value determined by the Directors, acting reasonably) of a Share on the Business Day next preceding the Date of Conversion, provided that no such cheque shall be issued for an amount less than $5.00.

5.05 Corporation to Reserve Shares

The Corporation covenants with the Indenture Trustee that it shall conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Shares as shall then be issuable upon the conversion of all outstanding Debentures. The Corporation covenants with the Indenture Trustee that all such Shares which shall be issuable shall be duly and validly issued as fully-paid and non-assessable.

5.06 Taxes and Charges on Conversion

The Corporation will from time to time promptly pay or make provision satisfactory to the Indenture Trustee for the payment of any and all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery to the Holders, upon the exercise of their right of conversion, of Shares of the Corporation pursuant to the terms of the Debentures and of this Indenture.

5.07 Cancellation of Converted Debentures

All Debentures converted in whole or in part under the provisions of this Article shall be forthwith delivered to, and cancelled by, the Indenture Trustee and, subject to the provisions of Subsection 5.02(d), no Debenture shall be issued in substitution therefor.

5.08 Certificate as to Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 5.03, deliver a Certificate of the Corporation to the Indenture Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which Certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of chartered accountants (who may be the Auditors of the Corporation) appointed by the Corporation and, when approved by the Indenture Trustee, shall be conclusive and binding on all parties in interest. When so approved, the Corporation shall, except with respect to any subdivision, redivision, reduction, combination or consolidation of the Shares, forthwith give notice to the Indenture Trustee and to the Debentureholders, in the manner provided in Section 11.02 and Section 11.03 respectively, specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price; provided that, if the Corporation has given notice under Section 5.09 covering all the relevant facts with respect to such event and if the Indenture Trustee approves, no such notice need be given under this Section 5.08.

5.09 Notice of Special Matters

The Corporation covenants with the Indenture Trustee that so long as any Debenture remains outstanding, it will give notice to the Indenture Trustee and to the Debentureholders, in the manner provided in Section 11.02 and Section 11.03 respectively, of its intention to fix a record date for any event referred to in Subsections 5.03(a), 5.03(b) and 5.03(c) (other than the subdivision, redivision, reduction, combination or consolidation of its Shares) which may give rise to an adjustment in the Conversion Price and such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days in each case prior to such applicable record date.

5.10 Protection of Indenture Trustee

The Indenture Trustee:

(a) shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) shall not be accountable with respect to the validity or value (or the kind or amount) of any Shares or of any other securities or property which may at any time be issued or delivered upon the conversion of any Debenture;

(c) shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Shares or Share certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article; and

(d) shall be entitled to act and rely on any adjustment calculation of the Directors or the Corporation's Auditors.

ARTICLE 6
COVENANTS OF THE CORPORATION

The Corporation hereby covenants and agrees with the Indenture Trustee for the benefit of the Indenture Trustee and the Debentureholders that it will fulfill the covenants hereinafter set forth.

6.01 To Pay Principal and Interest

The Corporation will duly and punctually pay or cause to be paid to every Debentureholder the principal of and interest accrued on the Debentures of which such Debentureholder is the Holder with respect thereto on the dates, at the places, in the moneys or Shares, and in the manner mentioned herein and in the Debentures.

6.02 To Carry On Business

Subject to the express provisions hereof, the Corporation will carry on and conduct its business in a proper and efficient manner; and at all reasonable times it will furnish or cause to be furnished to the Indenture Trustee or its duly authorized agent or attorney such information relating to the business of the Corporation and its Subsidiaries as the Indenture Trustee may reasonably require for the performance of its duties hereunder.

6.03 To Pay Indenture Trustee's Remuneration

The Corporation will pay the Indenture Trustee's reasonable remuneration for services hereunder and will repay to the Indenture Trustee on demand all moneys which shall have been paid by the Indenture Trustee in and about the execution of the trusts hereby created with interest at the rate of 2% per month (24% per annum) from 30 days after the date of the invoice from the Indenture Trustee to the Corporation with respect to such expenditure until repayment, and such moneys and the interest thereon, including the Indenture Trustee's remuneration, shall be payable

out of any funds coming into the possession of the Indenture Trustee in priority to any of the Debentures or interest thereon. The said remuneration shall continue payable until the trusts hereof be finally wound up and whether or not the trusts of this Trust Indenture shall be in the course of administration by or under the direction of the court.

6.04 Restrictive Covenant

The Corporation shall not, declare or pay any distribution on any Shares of the Corporation, or call for redemption or purchase for cancellation or make any capital distribution with respect to any Shares of the Corporation, at any time when the Corporation is in arrears in payment of any principal or interest on the Debentures.

6.05 Not to Extend Time for Payment of Interest

In order to prevent any accumulation after maturity of unpaid interest, the Corporation will not directly or indirectly extend or assent to the extension of time for payment of any interest upon any Debentures and it will not directly or indirectly be or become a party to or approve any such arrangement by purchasing or funding any interest on Debentures or in any other manner.

6.06 To Preserve Rights

The Corporation shall diligently preserve such rights, powers, privileges, franchises and goodwill as are necessary or advisable, and such qualifications to do business and own property in all jurisdictions in which such qualification is necessary or advisable, in respect of the Mortgaged Property.

6.07 To Comply with Laws

The Corporation shall observe and comply in all respects with all applicable laws and other requirements relating to the Mortgaged Property (including without limitation, applicable statutes, regulations, orders and restrictions relating to environmental standards or controls or to energy regulations).

6.08 To Comply with Covenants

The Corporation shall ensure that all covenants, conditions, stipulations and provisos contained in this Indenture and the Debentures are duly performed.

6.09 To Maintain Property

The Corporation shall maintain or cause to be maintained (to the extent that the nature of its interest permits) the Mortgaged Property in good standing, free and clear of any liens, charges and encumbrances ranking or capable of ranking prior to or pari passu with the Security Interest created by this Indenture, other than Senior Security and Permitted Encumbrances.

6.10 To Advise of Adverse Changes

The Corporation shall promptly notify the Debentureholders of any material adverse change in its business. Such notification requirement may be satisfied by the publication by the Corporation of such press release or releases as may be required under applicable securities legislation.

6.11 To Pay Liens

The Corporation shall pay and discharge or cause to be paid and discharged, promptly when due, all taxes, assessments and governmental charges or levies imposed upon it in respect of the Mortgaged Property or upon the income or profits therefrom as well as all claims of any kind (including claims for labour, materials, supplies and rent) which, if unpaid, might become a lien thereupon; provided however, that it shall not be required to pay or cause to be paid any such tax, assessment, charge, levy or claim if the amount, applicability or validity thereof shall concurrently be contested in good faith by appropriate proceedings diligently conducted.

6.12 To Defend Property

The Corporation shall cause all necessary and proper steps to be taken diligently to protect and defend the Mortgaged Property and the proceeds thereof against any material adverse claim or demand, including without limitation, the employment or use of counsel for the prosecution or defence of litigation and the contest, settlement, release or discharge of any such claim or demand.

6.13 To Maintain Insurance

The Corporation shall maintain with financially sound and reputable insurers, insurance with respect to the Mortgaged Property against such liabilities, casual risks and contingencies and in such types and amounts as is customary in the case of corporations holding properties of a similar nature and similarly situated.

6.14 To Maintain Stock Exchange Listings

The Corporation shall use its best efforts to maintain the listing of the Shares on the Exchange and any other stock exchanges(s) upon which the Shares may become listed.

6.15 Indenture Trustee May Perform Covenants

If the Corporation shall fail to perform any covenants on its part herein contained, the Indenture Trustee may in its discretion, but (subject to Section 7.02) need not, notify the Debentureholders of such failure or itself may perform any of said covenants capable of being performed by it and if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation so to do; and all sums so expended or advanced shall be payable by the Corporation in the manner provided in Section 6.03, but no such performance or payment shall be deemed to relieve the Corporation from any default hereunder.

6.16 To Indemnify

In addition to and without limiting any other protection hereunder or otherwise by law of the Indenture Trustee and its respective officers, trustees, directors, employees, agents, representatives, successors and assigns (collectively, "Representatives"), the Corporation indemnifies, defends and saves harmless the Indenture Trustee and its respective Representatives from and against any and all liabilities, losses, claims, damages, penalties, fines, actions, suits, demands, levies, assessments, costs, charges, expenses and disbursements (including, without limitation, any and all legal and advisor fees and disbursements) (collectively, "Liabilities") of whatever kind or nature which may at any time be suffered by, imposed upon, incurred by or asserted against the Indenture Trustee and its Representatives, whether groundless or otherwise,

howsoever arising from or out of any act, omission or error of the Indenture Trustee made in connection with its acting as Indenture Trustee hereunder, except where the Liabilities arise from any act of willful misconduct or gross negligence on the part of the Indenture Trustee or its respective Representatives. Without limiting the generality of the foregoing, the obligation to indemnify, defend and save harmless in accordance herewith shall apply in respect of Liabilities suffered by, imposed upon, incurred in any way, connected with or arising from, directly or indirectly, any Environmental Laws. Notwithstanding any other provision hereof, the obligations provided for in this section shall survive any termination of the trust created hereby, whether by reason of removal or resignation of the Indenture Trustee, termination or discharge of this Indenture or otherwise.

ARTICLE 7
DEFAULT

7.01 Acceleration of Maturity

Upon the happening of any one or more of the following Events of Default, namely:

(a) if the Corporation defaults in the payment of the principal on any Debenture when the same becomes due and payable under any provision hereof or of the Debentures;

(b) if the Corporation defaults in the payment of any interest due on any Debenture and such default continues for a period of 30 days;

(c) if a decree or order of a court having jurisdiction in the premises is entered adjudging the Corporation a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against all or any substantial part of the property of the Corporation, or appointing a receiver or receiver-manager of, or of any substantial part of the property of the Corporation or ordering the winding-up or liquidation of its affairs;

(d) if a resolution is passed for the winding-up or liquidation of the Corporation except in the course of carrying out or pursuant to a transaction with respect to which the conditions of Section 9.01 are duly observed and performed, or if the Corporation institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws or consents to the filing of any such petition, or if a receiver or receiver-manager is appointed over all or any substantial part of the property of the Corporation, or the Corporation makes a general assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due or takes corporate action in furtherance of any of the aforesaid purposes;

(e) if an event of default, as defined in any indenture or instrument under which the Corporation has at the time of this Indenture or shall hereafter have outstanding any indebtedness for borrowed money which matures by its terms, or which is renewable at the option of the payor, to a date more than 18 months after the creation, assumption or guarantee thereof, shall happen and be continuing and such indebtedness shall have been accelerated so that an amount in excess of

$100,000 shall be or become due and payable prior to the date on which the same would otherwise have become due and payable, and such acceleration shall not be rescinded or annulled, or such event of default under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such indebtedness, within 10 days after such acceleration shall have occurred;

(f) if the Corporation shall neglect to observe or perform any other covenant or condition herein contained on its part to be observed or performed and, after notice in writing has been given by the Indenture Trustee to the Corporation specifying such default and requiring the Corporation to rectify the same (which said notice may be given by the Indenture Trustee upon receipt of a Debentureholders' Request), the Corporation shall fail to make good such default within a period of 30 days, unless the Indenture Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Indenture Trustee; or

(g) if any Securities of the Corporation listed on a recognized stock exchange are delisted from such exchange (unless the Securities of the Corporation are concurrently listed on another recognized stock exchange).

then in each and every event the Indenture Trustee may in its discretion and shall upon receipt of a Debentureholders' Request, subject to the provisions of Section 7.03, by notice in writing to the Corporation declare the principal of and interest on all Debentures then outstanding and all other moneys outstanding hereunder, to be due and payable and the same shall forthwith become immediately due and payable to the Indenture Trustee, anything therein or herein to the contrary *notwithstanding, and the Corporation shall forthwith* pay to the Indenture Trustee for the benefit of the Debentureholders the principal of, the accrued and unpaid interest, together with interest at the rate borne by the Debentures on such principal, interest and such other moneys from the date of the said declaration until payment is received by the Indenture Trustee. Such payment when made shall be deemed to have been made in discharge of the Corporation's obligations hereunder and any moneys so received by the Indenture Trustee shall be applied in the manner provided in Section 7.06.

7.02 Notice of Events of Default

If an Event of Default shall occur and be continuing, the Indenture Trustee shall, within 10 days after it receives written notice or where the Indenture Trustee acts as paying agent, after non-payment of interest or principal, give notice of such Event of Default to the Debentureholders in the manner provided in Section 11.02, provided that, notwithstanding the foregoing, unless the Indenture Trustee shall have been requested to do so by a Debentureholders' Request, the Indenture Trustee shall not be required to give such notice if the Indenture Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Corporation in writing.

7.03 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the Holders of not less than 51% of the principal amount of the Debentures then outstanding shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing to

instruct the Indenture Trustee to waive any Event of Default and to cancel any declaration made by the Indenture Trustee pursuant to Section 7.01 and the Indenture Trustee shall thereupon waive the Event of Default and cancel such declaration upon such terms and conditions as shall be prescribed in such requisition; and

(b) the Indenture Trustee, so long as it has not become bound to declare the principal of and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Indenture Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Indenture Trustee in the exercise of its discretion, upon such terms and conditions as the Indenture Trustee may deem advisable;

provided that no act or omission either of the Indenture Trustee or of the Debentureholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

7.04 Enforcement by the Indenture Trustee

(a) Subject to the provisions of Section 7.03 and to the provisions of any Extraordinary Resolution, if the Corporation shall fail to pay to the Indenture Trustee, forthwith after the same shall have been declared to be due and payable under Section 7.01, the principal and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Indenture Trustee may in its discretion and shall upon receipt of a Debentureholders' Request, and upon being indemnified and funded to its satisfaction, acting reasonably, against all costs, expenses and liabilities to be incurred, proceed in its name as Indenture Trustee hereunder to obtain or enforce payment of the said principal of and interest on all the Debentures then outstanding together with any other amounts due hereunder, and enforce the Security Interest hereby constituted, by such proceedings authorized by this Indenture or by law or equity as the Indenture Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Indenture Trustee shall act without such request, shall by such proceedings authorized by this Indenture or by suit at law or in equity as the Indenture Trustee shall deem expedient.

(b) The Indenture Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Debentureholders, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Indenture Trustee and of the Holders allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Indenture Trustee is hereby irrevocably appointed (and the successive respective Holders by taking and holding the same shall be conclusively deemed to have so appointed the Indenture Trustee) the true and lawful attorney-in-fact of the respective Holders with authority to make and file in the respective names of the Holders or on behalf of the Holders as a class, subject to deduction from any such claims of the amounts filed by any of the Holders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such

proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such acts and things for and on behalf of such Holders, as may be necessary or advisable in the opinion of the Indenture Trustee, in order to have the respective claims of the Indenture Trustee and of the Holders against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that nothing contained in this Indenture shall be deemed to give to the Indenture Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan or reorganization or otherwise by action of any character in such proceeding or waive or change in any way any right of the Debentureholders.

(c) The Indenture Trustee shall have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

(d) All rights of action hereunder may be enforced by the Indenture Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Indenture Trustee shall be brought in the name of the Indenture Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the Holders subject to the provisions of this Indenture. In any proceeding brought by the Indenture Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Indenture Trustee shall be a party) the Indenture Trustee shall be held to represent all the Holders of the Debentures, and it shall not be necessary to make any Holders party to any such proceeding.

(e) If the Indenture Trustee has become entitled to enforce the Security Interest hereby constituted:

(i) the Indenture Trustee, by itself, its officers, its agents or its attorneys, may, in its discretion, and either with or without notice as it in its absolute discretion determines, enter into and upon and take possession of the Mortgaged Property with full power to exclude the Corporation and additionally shall have full power and authority:

(A) to carry on, manage and conduct the business operations of the Corporation relating to the Mortgaged Property and to borrow money in its own name or advance its own monies for the purpose of the conduct of such business operations, the maintenance and preservation of the Mortgaged Property or any part thereof, the making of such replacements of and additions to the Mortgaged Property as the Indenture Trustee shall deem desirable, and the payment of taxes, wages and other charges ranking in priority to the Security Interest constituted hereby and of current operating expenses incurred not more than 45 Business Days prior to such taking of possession, and monies so borrowed or advanced shall be repaid by the Corporation on demand and until repaid shall (with interest thereon at the

Interest Rate) be secured by the Security Interest hereby constituted in priority to sums otherwise secured hereby; and

(B) to receive and give notifications of and receipts for the revenues, incomes, issues and profits in respect of the Mortgaged Property and to pay therefrom the reasonable costs, charges and expenses of the Indenture Trustee incurred in connection with carrying on the said business operations, and all taxes, assessments and other charges against such property ranking in priority to the Security Interest hereby constituted or the payment of which may be necessary to preserve such property, and to apply the remainder of the monies so received in the same manner as if the same arose from a sale or realization of such property. If so requested in a Debentureholders' Request, the Indenture Trustee and such agents and attorneys shall return such business and property to the Corporation without prejudice to the rights of the Indenture Trustee and the Debentureholders hereunder with respect to the same Event of Default (if not then waived or remedied) or any other subsequent Event of Default, and in such event, the balance of income received by the Indenture Trustee pursuant hereto, after payment in full of all amounts due to or properly payable to the Indenture Trustee hereunder, shall be returned to the Corporation and the Security Interest hereby constituted shall no longer be deemed to have become enforceable by reason of the Event of Default which theretofore existed, but the rights arising out of the same Event of Default (if not then waived or remedied) or any other subsequent Event of Default shall not be affected thereby;

(ii) the Indenture Trustee, either after entry as aforesaid or after other entries by itself or its agents, or without any entry, may in its discretion sell or dispose of the Mortgaged Property either as a whole or in separate parcels (to the extent permitted by Applicable Legislation):

(A) by private contract upon notice to the Corporation given prior thereto of such length as the Indenture Trustee may deem proper; or

(B) at public auction or by public tender, having first given such notice of the time and place of such sale to the Corporation and otherwise as the Indenture Trustee may deem proper.

The Indenture Trustee may make any such sale either for cash or upon credit and upon such reasonable conditions as to upset or reserve bid or price and terms of payment as it may deem proper; rescind or vary any contract or sale that may have been entered into and re-sell with or under any of the powers conferred herein; adjourn such sale from time to time; and execute and deliver to the purchaser or purchasers of the said property or any part thereof good and sufficient deed or deeds for the same, the Indenture Trustee being hereby irrevocably constituted the attorney of the Corporation for the purpose of making such sale and executing such deeds, and any such sale made as aforesaid shall be a perpetual bar at law and in equity against the Corporation, its successors and assigns and all other persons claiming the said property or any

part or parcel thereof by, from, through or under the Corporation or its successors or assigns, and the proceeds of any such sale shall be distributed in the manner hereinafter provided;

(iii) the Indenture Trustee may, with or without entry or sale as aforesaid, in its discretion proceed to protect and enforce its rights under this Indenture by sale under judgment or order in any judicial proceeding or by foreclosure or a suit or suits in equity or at law or otherwise whether for the specific performance of any covenant or agreement contained in this Indenture or in aid of the execution of this Indenture or for the enforcement of any other legal or equitable remedy as the Indenture Trustee shall deem most effective to protect and enforce any of the rights or duties of the Indenture Trustee and Debentureholders;

(iv) the Indenture Trustee may in its discretion appoint a receiver, which term shall herein include a receiver and manager (the "Receiver") of the Mortgaged Property or any part thereof and of the rents, issues, profits, revenues and income thereof and in respect thereto the following provisions shall apply:

(A) such appointment shall be made in writing signed by the Indenture Trustee and such writing shall be conclusive evidence for all purposes of such appointment. The Indenture Trustee may from time to time in the same manner remove any Receiver so appointed and appoint another in his stead; in making any such appointment the Indenture Trustee shall be deemed to be acting as the attorney for the Corporation;

(B) any such appointment may be limited to any part or parts of the Mortgaged Property or may extend to the whole thereof:

(C) every such Receiver may, in the discretion of the Indenture Trustee, be vested with all or any of the powers and discretions of the Indenture Trustee;

(D) the Indenture Trustee may from time to time fix the reasonable remuneration of every such Receiver and direct the payment thereof out of the Mortgaged Property, the income therefrom or the proceeds thereof (in priority to the Indenture Trustee);

(E) the Indenture Trustee may from time to time require any such Receiver to give security for the performance of his duties and may fix the nature and amount thereof, but shall not be bound to require such security;

(F) every such Receiver may, with the consent in writing of the Indenture Trustee, borrow money for the purposes of carrying on the business of the Corporation in respect of any part of the Mortgaged Property or for the maintenance, protection or preservation of the Mortgaged Property or any part thereof, and any Receiver may issue certificates (in this section called "Receiver's Certificates") for such sums as will, in the opinion of the Indenture Trustee, be sufficient for obtaining upon the

security of the Mortgaged Property or any part thereof the amounts from time to time required, and such Receiver's Certificates may be payable either to order or bearer and may be payable at such time or times as the Indenture Trustee may consider expedient, and shall bear interest at the Interest Rate and the Receiver may sell, pledge or otherwise dispose of the same in such manner as the Indenture Trustee may consider advisable and may pay such commission on the sale thereof as the Indenture Trustee may consider reasonable, and the amount from time to time payable by virtue of such Receiver's Certificates shall at the option of the Indenture Trustee be entitled to the Security Interest hereby constituted in priority to the principal, interest and other amounts secured by this Indenture;

(G) every such Receiver shall, so far as concerns responsibility for his acts or omissions, be deemed the agent of the Corporation, and in no event the agent of the Indenture Trustee or any Debentureholder, and the Indenture Trustee shall not, in making or consenting to such appointment, incur any liability to any Receiver for his remuneration or otherwise howsoever;

(H) except as may be otherwise directed by the Indenture Trustee all monies from time to time received by any Receiver shall be paid over to the Indenture Trustee at the principal office of the Indenture Trustee in Calgary, Alberta, Canada as hereinbefore provided, to be held by it as part of the Mortgaged Property; and

(I) the Indenture Trustee may pay over to any Receiver any monies constituting part of the Mortgaged Property to the extent that the same may be applied for the purposes hereof by such Receiver, and the Indenture Trustee may from time to time determine what funds any Receiver shall be at liberty to keep on hand with a view to the performance of his duties as such Receiver;

(v) the Indenture Trustee may, in its discretion in lieu of appointing a Receiver as provided in subsection 7.04(e) herein, and without regard to the adequacy of the Security Interest hereby constituted or the solvency of the Corporation, apply to any court or courts of competent jurisdiction for the appointment of a receiver or receivers or receiver-manager of the Mortgaged Property, and of the rents, issues, profits, revenues and income thereof, with such powers as the court or courts making such appointment or appointments shall confer. The term "Receiver" when used herein includes a receiver or receivers or receiver-manager so appointed; and

(vi) the Corporation shall on demand by the Indenture Trustee yield up possession of the Mortgaged Property whenever the Indenture Trustee shall have a right of entry under the foregoing provisions and agrees to put no obstacle in the way of, but to facilitate by all legal means, the actions of the Indenture Trustee or any Receiver hereunder and not to interfere with the carrying out of the powers granted hereby or conferred

by any court or courts hereunder to or upon the Indenture Trustee or any Receiver.

7.05 No Suits by Debentureholders

No Holder shall have any right to institute any action, suit or proceeding at law or in equity for the purposes of enforcing payment of the principal of the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or receiver-manager for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless (i) such Holder shall previously have given to the Indenture Trustee written notice of the happening of an Event of Default hereunder; (ii) the Debentureholders by Extraordinary Resolution or by Debentureholders' Request shall have made a request to the Indenture Trustee and the Indenture Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (iii) the Debentureholders or any of them shall have furnished to the Indenture Trustee, when so requested by the Indenture Trustee, sufficient funds and security and indemnity satisfactory to it, acting reasonably, against the costs, expenses and liabilities to be incurred therein or thereby; and (iv) the Indenture Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Indenture Trustee, to be conditions precedent to any such proceedings.

7.06 Application of Moneys by Indenture Trustee

Except as herein otherwise expressly provided, any money received by the Indenture Trustee from the Corporation pursuant to the foregoing provisions of this Article, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other moneys in the hands of the Indenture Trustee available for such purpose, as follows:

(a) firstly, if and to the extent that the Indenture Trustee deems it in the interest of the Debentureholders generally, to pay all liens, security interests and other encumbrances (if any) on the Mortgaged Property ranking or capable of ranking in priority to the lien hereof or to keep in good standing any such prior encumbrances;

(b) secondly, in payment or in reimbursement of the Indenture Trustee of its compensation, costs, charges, expenses, borrowings, advances or other moneys furnished or provided by or at the instance of the Indenture Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture with interest thereon as herein provided;

(c) thirdly, but subject as hereinafter in this Section 7.06 provided, in payment, rateably and proportionately to the Debentureholders, of the principal of and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such resolution. For certainty, it is hereby agreed that any payments hereunder to Debentureholders shall be made

pari passu with holders of other debentures issued by the Corporation ranking pari passu with the Debentures;

(d) fourthly, to pay the amount owing on any mortgages, charges, liens, security interests and other encumbrances ranking junior to the lien hereof; and

(e) fifthly, in payment of the surplus, if any, of such moneys to the Corporation or its assigns;

provided however, that no payment shall be made pursuant to clause (c) above with respect to the principal, or interest of any Debenture held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Debenture pledged or deposited for value and in good faith to a Person other than the Corporation or any Subsidiary but only to the extent of such Person's interest therein) except subject to the prior payment in full of the principal and interest of all Debentures which are not so held. Any debentures of the Corporation ranking *pari passu* with the Debentures shall be paid out in the priority set out in paragraph (c) above on a pro rata basis with the Debentures.

7.07 Distribution of Proceeds

Payments to Debentureholders pursuant to Subsection 7.06(c) shall be made as follows:

(a) at least 15 days notice of every such payment shall be given in the manner provided in Section 11.02 specifying the time when and the place or places where the Debentures are to be presented and the amount of the payment and the application thereof as between principal and interest;

(b) payment of each Debenture shall be made upon presentation thereof at any one of the places specified in such notice and any such Debenture thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Indenture Trustee may in its discretion dispense with presentation and surrender for endorsement in any special case upon such indemnity being given as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Debenture after giving credit for the amount of the payment specified in such notice unless the Debenture with respect to which such amount is owing be duly presented on or after the date so specified and payment of such amount be not made; and

(d) the Indenture Trustee shall not be bound to apply or make any partial or interim payment of any moneys coming into its hands if the amount so received by it, after reserving thereout such amount as the Indenture Trustee may think necessary to provide for the payments mentioned in Subsection 7.06(a), is insufficient to make a distribution of at least 5% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 12.09 until the money or the investments representing the same, with the income derived therefrom, together with any other moneys for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall not, however, apply to a final payment in distribution hereunder.

7.08 Remedies Cumulative

No remedy herein conferred upon or reserved to the Indenture Trustee, or upon or to the Debentureholders is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

7.09 Judgment Against the Corporation

The Corporation covenants and agrees with the Indenture Trustee that in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Indenture Trustee, as trustee for the Debentureholders for any amount which may be proved to remain due with respect to the Debentures and the interest thereon and any other moneys owing hereunder.

7.10 Immunity of Debentureholders and Others

The Debentureholders and the Indenture Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future Shareholder, Director or Officer of the Corporation or of any successor entity for the payment of the principal of, or interest on, any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation herein or in the Debentures contained.

7.11 Indenture Trustee Appointed Attorney

The Corporation hereby irrevocably appoints the Indenture Trustee to be the attorney of the Corporation in the name and on behalf of the Corporation to execute any instruments and do any acts and things which the Corporation ought to execute and do and has not executed or done, under the covenants and provisions contained in this Indenture and generally to use the name of the Corporation in the exercise of all or any of the powers hereby conferred on the Indenture Trustee with full powers of substitution and revocation.

ARTICLE 8
SATISFACTION AND DISCHARGE

8.01 Cancellation and Destruction of Debentures

All Debentures shall forthwith after payment in full thereof be delivered to the Indenture Trustee and cancelled by the Indenture Trustee. All Debentures cancelled or required to be cancelled under this or any other provision of this Trust Indenture shall be destroyed by the Indenture Trustee and if requested by the Corporation in writing the Indenture Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed.

8.02 Non-Presentation of Debentures

In case the Holder of any Debenture shall fail to present the same to the Indenture Trustee for payment on the date on which the principal thereof or the interest thereon or represented thereby becomes payable either at maturity or otherwise, or the Holder shall not accept payment on account thereof and give such receipt therefor, if any, as the Indenture Trustee may require, then:

(a) except as otherwise herein expressly provided, the Corporation shall be entitled to have any moneys paid to the Indenture Trustee for such purpose repaid, pursuant to Section 8.03, and thereafter the Corporation shall be entitled to pay such monies to the Indenture Trustee and direct it to set aside;

(b) with respect to moneys in the hands of the Indenture Trustee which may or should be applied to the payment of the Debentures, the Corporation shall be entitled to direct the Indenture Trustee to set aside; or

(c) if the redemption was pursuant to notice given by the Indenture Trustee, the Indenture Trustee may itself set aside;

the principal or the interest, as the case may be, in trust to be paid to the Holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal moneys, or the interest payable on or represented by each Debenture with respect to which such moneys have been set aside shall be deemed to have been paid and the Holder shall thereafter have no right with respect thereto except that of receiving payment of the moneys so set aside by the Indenture Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 8.03. In the event of non-presentation of Debentures to the Indenture Trustee for payment of interest thereon, the Holder shall be deemed to have waived his rights to receive interest on the Debentures payable in Shares.

8.03 Repayment of Unclaimed Moneys

Any moneys set aside under Section 8.02 and not claimed by and paid to Debentureholders as provided in Section 8.02 within six years after the date of such setting aside shall be repaid to the Corporation by the Indenture Trustee without demand and thereupon the Indenture Trustee shall be released from all further liability with respect to such moneys and thereafter the Holders of the Debentures with respect to which such moneys were so repaid to the Corporation shall have no rights with respect thereto except to obtain payment of the moneys due thereon from the Corporation.

8.04 Discharge

The Indenture Trustee shall at the request and expense of the Corporation release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Indenture Trustee) upon proof being given to the satisfaction of the Indenture Trustee, acting reasonably, that the principal of and interest (including interest on amounts in default, if any) on all the Debentures and all other moneys payable hereunder has been paid or satisfied or that, all the Debentures having matured, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and on all other moneys payable hereunder has been duly and effectually provided for, including through the issuance of Shares in accordance with Section 2.01(c), in accordance with the provisions hereof.

ARTICLE 9
SUCCESSOR ENTITIES

9.01 Certain Requirements

The Corporation shall not, directly or indirectly, sell, lease, transfer or otherwise dispose of all or substantially all of its property and assets as an entirety to any other entity, and shall not amalgamate or merge with or into or enter into an arrangement with any other entity (any such other entity being herein referred to as a "Successor Entity") unless:

(a) the Successor Entity shall execute, prior to or contemporaneously with the consummation of any such transaction, an indenture supplemental hereto together with such other instruments as are satisfactory to the Indenture Trustee and in the opinion of Counsel are necessary or advisable to evidence the assumption by the Successor Entity of the due and punctual payment of all the Debentures, the interest thereon and all other moneys payable or Shares issuable hereunder and the covenant of the Successor Entity to pay the same and its agreement to observe and perform all the covenants and obligations of the Corporation under this Trust Indenture;

(b) such transaction shall be upon such terms as to preserve and not impair any of the rights or powers of the Indenture Trustee and the Debentureholders hereunder and upon terms as are in no way prejudicial to the interests of the Debentureholders;

(c) no condition or event shall exist as to the Corporation or the Successor Entity either at the time or immediately after the consummation of any such transaction and after giving full effect thereto or immediately after the Successor Entity complying with the provisions of Subsection 9.01(a) which constitutes or would constitute, after notice or lapse of time or both, an Event of Default; and

(d) such Successor Entity is incorporated or formed, as applicable, under the laws of Canada or one of its provinces.

9.02 Vesting of Powers in Successor

Whenever the conditions of Section 9.01 have been duly observed and performed, the Successor Entity shall possess and from time to time may exercise each and every right and power of the Corporation under this Trust Indenture in the name of the Corporation or otherwise and any act or proceeding by any provision of this Trust Indenture required to be done or performed by any Directors or Officers may be done and performed with like force and effect by the trustees, directors or officers, as applicable, of the Successor Entity.

ARTICLE 10
MEETINGS OF DEBENTUREHOLDERS

10.01 Right to Convene Meeting

The Indenture Trustee or the Corporation may at any time and from time to time and the Indenture Trustee shall on receipt of a request of the Corporation or a Debentureholders' Request and upon being indemnified and funded to its satisfaction, acting reasonably, by the Corporation or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Indenture Trustee failing within 30 days after receipt of any such request and such indemnity to give notice convening a meeting, the Corporation or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Winnipeg, Manitoba, Canada or at such other place as may be approved or

determined by the Indenture Trustee considering the convenience of the Corporation and the Debentureholders.

10.02 Notice of Meetings

At least 25 days notice of any meeting shall be given to the Debentureholders by the Corporation or the Indenture Trustee, as the case may be, in the manner provided in Section 11.02 and a copy thereof shall be sent by post to the Indenture Trustee, unless the meeting has been called by it. Such notice shall state the time when, and the place where, the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any Holder of Debentures shall not invalidate any resolution passed at any such meeting. At least 25 days notice of any meeting called by the Indenture Trustee upon a Debentureholders' Request shall be given to the Corporation in the manner provided in section 11.02.

10.03 Chairman

Some person, who need not be a Debentureholder, nominated by the Indenture Trustee shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Debentureholders present in person or by proxy shall choose some person present to be chairman.

10.04 Quorum

Subject to the provisions of Section 10.12, at any meeting of the Debentureholders a quorum shall consist of two Debentureholders present in person or represented by proxy and representing at least 10% in principal amount of the outstanding Debentures. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a Debentureholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the first Business Day thereafter) at the same time and place and no notice shall be required to be given with respect to such adjourned meeting. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 10% of the principal amount of the outstanding Debentures. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

10.05 Power to Adjourn

The chairman of any meeting at which a quorum of the Debentureholders is present may, with the consent of the Holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

10.06 Show of Hands

Every question submitted to a meeting shall, subject to Section 10.07, be decided in the first place by a majority of the votes given on a show of hands. At any such meeting, unless a poll

is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of that fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote with respect to the Debentures, if any, held by him.

10.07 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting, when demanded by the chairman or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the Holders of a majority in principal amount of the Debentures represented at the meeting and voted on the poll.

10.08 Voting

On a show of hands every person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote with respect to each $1,000 principal amount of Debentures of which he shall then be the Holder. A proxy need not be a Debentureholder. In the case of joint registered Holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in person or by proxy, they shall vote together with respect to the Debentures of which they are joint registered Holders.

10.09 Regulations

The Indenture Trustee, or the Corporation with the approval of the Indenture Trustee, may from time to time make and from time to time vary or revoke such regulations as it shall from time to time think fit providing for and governing:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and for the production of the authority of any person signing on behalf of a Debentureholder;

(b) the deposit of instruments appointing proxies at such place as the Indenture Trustee, the Corporation or the Debentureholder convening the meeting as the case may be, may, in the notice convening the meeting direct, and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited;

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, or sent by facsimile before the meeting to the Corporation or to the Indenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(d) generally for the calling of meetings of Debentureholders and the conduct of business thereat.

Any regulations as made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the Holders of any Debentures, or as entitled to vote or be present at the meeting with respect thereto, shall be Debentureholders and persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

10.10 Persons Entitled to Attend at Meetings

The Corporation and the Indenture Trustee (by their respective employees, officers, directors and trustees, as applicable) and the legal advisors of the Corporation, the Indenture Trustee, and any Debentureholder may attend any meeting of the Debentureholders and make presentations thereat, but, other than the Debentureholders, shall have no vote as such.

10.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Trust Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Indenture Trustee (subject to the consent of the Indenture Trustee in the case of rights of the Indenture Trustee) against the Corporation, or against its property, whether such rights arise under this Trust Indenture, the Debentures or otherwise;

(b) power to assent to any modification of or change in or addition to or omission from the provisions contained in this Trust Indenture or any Debenture which shall be agreed to by the Corporation and to authorize the Indenture Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(c) power to sanction any scheme for the reconstruction or reorganization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other entity or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary with respect to any such transaction if the provisions of Section 9.01 shall have been complied with;

(d) power to direct or authorize the Indenture Trustee to exercise any power, right, remedy or authority given to it by this Trust Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e) power to waive and direct the Indenture Trustee to waive any default hereunder or cancel any declaration made by the Indenture Trustee pursuant to Section 7.01 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f) power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Debentures, or for the execution of any trust or power hereunder;

(g) power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 7.05, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(h) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any other securities of the Corporation;

(i) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in such Extraordinary Resolution) to exercise, and to direct the Indenture Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee. The Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filing of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j) power to authorize the distribution in specie of any shares, bonds, debentures or other securities or obligations or cash or other consideration received hereunder or the use or disposal of the whole or any part of such shares, bonds, debentures or other securities or obligations or cash or other consideration in such manner and for such purpose as may be deemed advisable and specified in such Extraordinary Resolution;

(k) power to authorize the Indenture Trustee or any other person or persons to bid at any sale of the Corporation's properties or assets or any part thereof and to borrow the moneys required to take any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the moneys so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such moneys (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon) and to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any moneys so borrowed or advanced) in trust for all the Holders of the Debentures outstanding at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal, if any, and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, debentures or other securities or

obligations of any entity formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be determined by such Extraordinary Resolution of the Debentureholders and, subject to such terms and conditions, to dispose of such cash, bonds, debentures or other securities or obligations pursuant to the provisions of Subsection 10.11(j), and until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes and to borrow the moneys required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased, or any part thereof, as security for the repayment of the moneys so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such moneys (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), and otherwise deal with such property and assets and the proceeds of any sale, transfer or conveyance thereof as the Debentureholders may by such Extraordinary Resolution direct;

(l) power to remove the Indenture Trustee from office and to appoint a new indenture trustee or indenture trustees;

(m) power to sanction the exchange of the Debentures for or the conversion thereof into Shares, bonds, debentures or other securities or obligations of the Corporation or of any entity formed or to be formed;

(n) power, notwithstanding Section 6.06, to authorize the Corporation and the Indenture Trustee to grant extensions of time for payment of interest on any of the Debentures whether or not the interest the payment with respect to which is extended is at the time due or overdue; and

(o) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Subsection 10.11(i).

10.12 Meaning of "Extraordinary Resolution"

(a) The expression "**Extraordinary Resolution**" when used in this Trust Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the Holders of more than 50% in principal amount of the Debentures then outstanding are present in person or by proxy and passed by the favorable votes of the Holders of not less than 66 2/3% of the principal amount of Debentures represented at the meeting and voted on a poll upon such resolution.

(b) If, at any such meeting, the Holders of more than 50% in principal amount of the Debentures outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time, all as may be appointed by the chairman. Not

less than 10 days notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 11.02. Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Subsection 10.12(a) shall be an Extraordinary Resolution within the meaning of this Trust Indenture, notwithstanding that the Holders of more than 50% in principal amount of the Debentures then outstanding are not present in person or by proxy at such adjourned meeting.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

10.13 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers of this Trust Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

10.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Indenture Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matter therein stated and, until the contrary is proved, every such meeting, with respect to the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

10.15 Instrument in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the Holders of 66 2/3% of the principal amount of all the outstanding Debentures, by an instrument in writing signed in one or more counterparts and the expression "Extraordinary Resolution" when used in this Trust Indenture shall include an instrument so signed.

10.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 10.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder

and the Indenture Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

10.17 Evidence of Rights of Debentureholders

(a) Any request, direction, notice, consent or other instrument which this Trust Indenture may require or permit to be signed or executed by such Debentureholders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Debentureholders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article with regard to voting at meetings of Debentureholders) of the holding by any person of Debentures shall be sufficient for any purpose of this Trust Indenture if made in the following manner, namely, the fact and date of execution by any person of such request or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made that the person signing such request or other instrument in writing acknowledged to him the execution thereof or by affidavit of a witness of such execution or in any other manner which the Indenture Trustee may consider adequate.

(b) The Indenture Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

ARTICLE 11
NOTICES

11.01 Notice to Corporation

Any notice to the Corporation under the provisions of this Indenture shall be valid and effective, subject to Section 11.04, if given by mail, postage prepaid, addressed to the Corporation at Lot 1, Block 12, Bissett, Manitoba R0E 0J0, facsimile no. (204) 277-5552 Attention: Chairman, with a copy to Aikins, MacAulay & Thorvaldson LLP, 30th Floor, 360 Main Street, Winnipeg, Manitoba, R3C 4G1, facsimile no. (204) 957-4259 Attention: David C. Filmon, and shall be deemed to have been effectively given on the third Business Day after mailing or if sent by facsimile, when transmitted (with receipt confirmed). For any notices sent by facsimile the original will be subsequently delivered or mailed postage prepaid. The Corporation may from time to time notify the Indenture Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Trust Indenture.

11.02 Notice to Debentureholders

(a) All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the Holders, subject to Section 11.04, if sent by mail, postage prepaid, by letter or circular addressed to such Holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been given on the third day after mailing. In addition to the foregoing, all notices to a Debentureholder who is registered as owning 25%

or more of the Debentures outstanding at the time of giving notice shall be given notice by delivery to an address in Canada designated by such Holder as a notice address. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Corporation to give or mail any notice due to anything beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon.

(b) All notices with respect to any Debenture may be given to whichever one of the Holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all Holders of and persons interested in such Debenture.

11.03 Notice to Indenture Trustee

Any notice to the Indenture Trustee under the provisions of this Trust Indenture shall be valid and effective, subject to section 11.04 (Mail Service Interruption), if given by mail, postage prepaid, addressed to the Indenture Trustee at its principal office in the City of Calgary, Alberta, Canada, Attention: Corporate Trust Department, 710, 530 – 8th Avenue, Calgary, Alberta T2P 3S8, facsimile no. (403) 267-6598 and shall be deemed to have been effectively given on the third Business Day after mailing or if sent by facsimile, when transmitted (with receipt confirmed). For any notices sent by facsimile the original will be subsequently delivered or mailed postage prepaid. The Indenture Trustee may from time to time notify the Corporation in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Indenture Trustee for all purposes of this Trust Indenture.

11.04 Mail Service Interruption

(a) If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Debentureholders, the Indenture Trustee or the Corporation would be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if:

(i) in the case of the Indenture Trustee or the Corporation, delivered to an officer of the party to which it is addressed or if sent to such party, at the appropriate address in accordance with section 11.01 and 11.03, by cable, telegram, facsimile or other means of prepaid transmitted or recorded communication; and

(ii) in the case of Debentureholders, if published once (A) in the national edition of The Globe & Mail; and (B) in such other place or places and manner, if any, as the Indenture Trustee may reasonably require.

(b) Any notice given to Debentureholders by publication shall be deemed to have been given on the last day on which publication shall have been effected in all of the cities in which publication is required pursuant to 11.04(a).

ARTICLE 12
CONCERNING THE INDENTURE TRUSTEE

12.01 No Conflict of Interest

The Indenture Trustee represents to the Corporation that at the date of execution and delivery by it of this Trust Indenture there exists no material conflict of interest in the role of the Indenture Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 12.01, such a material conflict of interest exists, the validity and enforceability of this Trust Indenture, and the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists but the Indenture Trustee shall, within 90 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 12.02.

12.02 Replacement of Indenture Trustee

(a) The Indenture Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation three months notice in writing or such shorter notice as the Corporation may accept as sufficient. If at any time a material conflict of interest exists in the Indenture Trustee's role as a fiduciary hereunder the Indenture Trustee shall, within 90 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section. The validity and enforceability of this Trust Indenture and of the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists. In the event of the Indenture Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Indenture Trustee unless a new Indenture Trustee has already been appointed by the Debentureholders; failing such appointment by the Corporation, the retiring Indenture Trustee or any Debentureholder may apply to a Justice of the Court of Queen's Bench of Manitoba, on such notice as such Justice may direct, for the appointment of a new Indenture Trustee; but any new Indenture Trustee so appointed by the Corporation or by the Court shall be subject to removal as herein provided by the Debentureholders. Any new Indenture Trustee appointed under any provision of this Section shall be a corporation authorized to carry on the business of a trust company in the Province of Manitoba. On any new appointment the new Indenture Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Indenture Trustee.

(b) Any company into which the Indenture Trustee may be merged or with which it may be consolidated or amalgamated or any company resulting from any merger, consolidation or amalgamation to which the Indenture Trustee shall be a party, shall be the successor trustee under this Trust Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Indenture Trustee or of the Corporation, the Indenture Trustee ceasing to act shall, at the expense of the Corporation, execute and deliver an instrument assigning and transferring to such successor Indenture Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Indenture Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Indenture Trustee to the successor Indenture Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new Indenture Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing

shall on request of said new Indenture Trustee, be made, executed, acknowledged and delivered by the Corporation.

12.03 Duties of Indenture Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Indenture Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. All actions taken hereunder by the Indenture Trustee on behalf of the Debentureholders shall be deemed for all purposes to be for the benefit of all Debentureholders.

12.04 Reliance upon Declarations

The Indenture Trustee may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cable, facsimile or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

12.05 Evidence and Authority to Indenture Trustee

(a) The Corporation shall furnish to the Indenture Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Corporation or the Indenture Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Indenture Trustee at the request of or on the application of the Corporation, forthwith if and when (i) such evidence is required by any other Section of this Indenture to be furnished by the Indenture Trustee in accordance with the terms of this Section 12.05, or (ii) the Indenture Trustee, in the exercise of its rights and duties under this Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(b) Such evidence shall consist of:

(i) a Certificate of the Corporation stating that any such condition precedent has been complied with in accordance with the terms of this Indenture:

(ii) in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(iii) in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the auditors of the Corporation whom the Indenture Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

(c) Whenever such evidence relates to a matter other than the certification and delivery of Debentures and the satisfaction and discharge of this Indenture and

except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a Director, Officer or employee of the Corporation it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section 12.05.

(d) Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Indenture shall include: (i) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (iii) a statement that in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (iv) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

(e) The Corporation shall furnish to the Indenture Trustee annually, and at any other reasonable time if the Indenture Trustee so requires, its certificate that the Corporation has complied with all covenants, conditions and other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Corporation shall, whenever the Indenture Trustee so requires, furnish the Indenture Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Indenture Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Indenture.

12.06 Certificate of the Corporation as Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Indenture Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Indenture Trustee, if acting in good faith, may rely upon a Certificate of the Corporation.

12.07 Experts, Advisors and Agents

The Indenture Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuator, engineer, surveyor, appraiser or other expert, whether obtained by the Indenture Trustee or by the Corporation, or otherwise, and may employ such assistants as may be necessary to the proper discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other experts as it may reasonably require for the proper determination and discharge of its duties hereunder and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof. Any solicitors employed or consulted by the Indenture Trustee may, but need not be, solicitors for the Corporation.

12.08 Indenture Trustee May Deal in Debentures

The Indenture Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Corporation or otherwise without being liable to account for any profits made thereby.

12.09 Investment of Moneys Held by Indenture Trustee

(a) Unless herein otherwise expressly provided, any of the funds held by the Indenture Trustee may be deposited in a trust account in the name of the Indenture Trustee (which may be held with the Indenture Trustee or an affiliate of the Indenture Trustee), which account may be non-interest bearing. Upon the written direction of the Corporation, the Indenture Trustee shall invest in its name such funds in Authorized Investments in accordance with such direction. Any direction by the Corporation to the Indenture Trustee as to the investment of the funds shall be in writing and shall be provided to the Indenture Trustee no later than 10:00 a.m. on the day on which the investment is to be made. Any such direction received by the Indenture Trustee after 10:00 a.m. or received on a non-Business Day, shall be deemed to have been given prior to 10:00 a.m. the next Business Day.

In the event that the Indenture Trustee does not receive a direction or only a partial direction, the Indenture Trustee may hold cash balances constituting part or all of the funds and may, but need not, invest same in its deposit department or the deposit department of one of its affiliates; but the Indenture Trustee and its affiliates shall not be liable to account for any profit to any parties to this Trust Indenture or to any person or entity other than at a rate, if any, established from time to time by the Indenture Trustee or one of its affiliates.

(b) Unless and until the Indenture Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Indenture Trustee shall pay over to the Corporation all interest received by the Indenture Trustee with respect to any investments or deposits made pursuant to the provisions of this Section.

12.10 Indenture Trustee Not Ordinarily Bound

Except as provided in Section 7.02 and as otherwise specifically provided herein, the Indenture Trustee shall not, subject to Section 12.03, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation's business, unless the Indenture Trustee shall have been required to do so by a Debentureholders' Request or by an Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article X, and then only after it shall have

been indemnified and funded to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

12.11 Indenture Trustee Not Required To Give Security

The Indenture Trustee shall not be required to give any bonds or security with respect to the execution of the trusts and powers of this Trust Indenture or otherwise in respect of the premises.

12.12 Indenture Trustee Not To Be Appointed Receiver

The Indenture Trustee and any person related to the Indenture Trustee shall not be appointed a receiver or receiver and manager of the assets or undertaking of the Corporation pursuant to Subsection 7.04(e)(iv).

12.13 Indenture Trustee Not Bound To Act On Corporation's Request

Except as in this Indenture otherwise specifically provided, the Indenture Trustee shall not be bound to act in accordance with any direction or request of the Corporation until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Indenture Trustee, and the Indenture Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Indenture Trustee to be genuine.

12.14 Conditions Precedent to Indenture Trustee's Obligation to Act Hereunder

(a) The obligation of the Indenture Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Indenture Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing, when required by notice in writing by the Indenture Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Indenture Trustee to protect and hold harmless the Indenture Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b) None of the provisions contained in this Indenture shall require the Indenture Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Indenture Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Debentureholder at whose instance it is acting to deposit with the Indenture Trustee the Debentures held by them and the Indenture Trustee shall issue receipts for such Debentures to such Debentureholders.

(d) The Indenture Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required do to so under the terms hereof; nor shall the Indenture Trustee be required to take notice of any default hereunder, unless and

until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Indenture Trustee and in the absence of any such notice the Indenture Trustee may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given the Indenture Trustee to determine whether or not the Indenture Trustee shall take action with respect to any default.

12.15 Authority to Carry on Business

The Indenture Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in the Province of Manitoba but if, notwithstanding the provisions of this Section 12.15, it ceases to be so authorized to carry on business, the validity and enforceability of this Trust Indenture and the Debentures shall not be affected in any manner whatsoever by reason only of such event but the Indenture Trustee shall, within 30 days after ceasing to be authorized to carry on the business of a trust company in the Province of Manitoba either become so authorized or resign in the manner and with the effect specified in Section 12.02.

12.16 Acceptance of Corporation

The Indenture Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

12.17 Trust Indenture Legislation

(a) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(b) The Corporation and the Indenture Trustee agree that each will at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

12.18 Privacy

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals' personal information (collectively, "**Privacy Laws**") applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other party to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Indenture Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given and upon which the parties can rely or are not required under the Privacy Laws. The Indenture Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Indenture Trustee agrees:

(a) to have a designated chief privacy officer;

(b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry;

(c) to use personal information solely for the purposes of providing the Indenture Trustee's services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual whose personal information is involved;

(d) not to sell or otherwise improperly disclose personal information to any third party; and

(e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

ARTICLE 13
FURTHER PROVISIONS CONCERNING THE INDENTURE TRUSTEE

13.01 Responsibility of Indenture Trustee

(a) At all times while any Debentures are outstanding, the Indenture Trustee shall have the following responsibilities hereunder:

(i) to keep the Corporation's Debenture ledgers, registers and branch registers of transfers and unissued Debenture certificates and, subject to such general and particular instructions as may reasonably from time to time be given to it by or under the authority of the Board of Directors of the Corporation (which shall be in the form of a Written Direction of the Corporation), the Indenture Trustee shall:

(A) record the particulars of all transfers of Debentures upon the appropriate register of transfers or branch register(s) of transfers;

(B) issue Debenture certificates to the Debentureholders entitled thereto, representing Debentures held by or transferred to them, respectively;

(C) maintain the registers of Holders and make such entries from time to time in the registers as may be necessary in order that the account of each Debentureholder may be properly and accurately maintained;

(D) furnish to the Corporation, at the Corporation's expense, upon its request, true and complete copies of such registers of Holders as it has in its possession or control for the purposes of carrying out the duties and obligations imposed on the Indenture Trustee by this Trust Indenture; and

(E) furnish to the Corporation, but at the Corporation's expense, at all times such statements, lists, entries, information and material concerning transfers and other matters herein prepared and

undertaken by it, including all documents, papers, information and material as it may have and the Corporation may require;

(ii) forthwith upon receipt of sufficient moneys and Share certificates, as applicable, from the Corporation, to forward cheques and Share certificates, as applicable, representing payments of interest upon the Debentures to the Holders thereof in accordance with the provisions of Section 2.08 hereof;

(iii) provided the Indenture Trustee is at all material times the registrar and transfer agent for the Shares, to issue certificates for Shares and, if required, new Debentures, upon conversion of Debentures pursuant to the provisions of Article V hereof;

(iv) upon receipt of sufficient moneys upon the stated or accelerated maturity of the Debentures, to make all payments of principal or interest on the Debentures to the Holders thereof as provided in this Indenture:

(v) promptly as and when due to make such recordings and filings as may be required to satisfy any statutory or regulatory duty imposed upon the Indenture Trustee; and

(vi) to carry out any and all other obligations and responsibilities expressly imposed upon the Indenture Trustee pursuant to the provisions of this Indenture.

(b) All Debentures shall be effectively and interchangeably transferable on the appropriate principal register of transfers or on any appropriate branch register of transfers, regardless of where or when the certificates therefor shall have been issued, and entry of the transfer of any Debentures in the appropriate register of transfers or in any one appropriate branch register of transfers shall for all purposes be a complete and valid transfer.

(c) The Indenture Trustee may use its own judgment in the performance of its duties as agent for the Corporation, but at any time it may apply to the Board of Directors of the Corporation or an Officer of the Corporation or to such Counsel as the Corporation may from time to time determine, at the expense of the Corporation, for instructions or advice, and the Corporation will fully protect and hold the Indenture Trustee harmless from all liability for any action taken, or not taken, by the Indenture Trustee in accordance with or pursuant to such instructions or advice that may be given to it.

(d) The transfer of any Debentures in respect of a certificate presented to the Indenture Trustee may be refused by it until it is satisfied that such certificate is valid, that the endorsement thereon is genuine and that the transfer requested is legally authorized. The Indenture Trustee shall not incur any liability by refusing in good faith to effect any transfer which, in its judgment, is improper or unauthorized.

(e) The Indenture Trustee agrees to faithfully carry out and perform its duties hereunder and, on termination hereof and upon payment by the Corporation to the Indenture Trustee of all monies owing to the Indenture Trustee hereunder, to

deliver over to the Corporation the registers and branch registers maintained by it and any documents connected therewith or with the Corporation transacted hereunder, and a receipt signed by an Officer of the Corporation shall be a valid discharge of the Indenture Trustee.

(f) The Indenture Trustee shall give to the Holders of Debentures, within 30 days after the occurrence thereof, notice of every Event of Default arising under this Indenture known to the Indenture Trustee, unless the Indenture Trustee in good faith determines that the withholding of such a notice is in the best interests of the Holders of the Debentures.

ARTICLE 14
SUPPLEMENTAL INDENTURES

14.01 Supplemental Indentures

(a) From time to time the Indenture Trustee may, and when the Corporation is authorized by a resolution of the Directors shall when required by this Trust Indenture, execute, acknowledge and deliver by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(i) setting forth the adjustments in the application of the provisions of Article 5;

(ii) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Indenture Trustee, relying on counsel, prejudicial to the interest of the Holders;

(iii) giving effect to any Extraordinary Resolution passed as provided in Article 10;

(iv) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining a listing or quotation of the Debentures on any stock exchange, provided that such provisions are not, in the opinion of the Indenture Trustee, relying on counsel, prejudicial to the interests of the holders;

(v) adding to or altering the provisions hereof in respect of the ownership and transfer of Debentures, making provision for the exchange of Debentures, and making any modification in the form of the Debentures which does not affect the substance thereof;

(vi) modifying any of the provisions of this Indenture or relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that no such modification or relief shall be or becomes operative or effective if, in the opinion of the Indenture Trustee, relying on Counsel, such modification or relief impairs any of the rights of the Holders or of the Indenture Trustee

(vii) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions herein, provided that in the opinion of the Indenture Trustee the rights of the Indenture Trustee, acting on the advice of Counsel, and of the Holders are in no way prejudiced thereby; and

(viii) provided that the Indenture Trustee may in its uncontrolled discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Indenture Trustee when the same shall become operative.

ARTICLE 15
EXECUTION AND EFFECTIVE DATE

15.01 Execution

This Indenture may be executed in several counterparts, both as to the signing authorities for each party and for the parties themselves, all of which counterparts when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed those presents under their respective corporate seals and the hands of their proper officers in that behalf to be effective as at the date first above written.

SAN GOLD CORPORATION

Per: ______________________

Per: ______________________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ______________________

Per: ______________________

SCHEDULE "A"

FORM OF DEBENTURE

The form of Debenture and the transfer, conversion and interest election panels thereon shall be in the English language substantially as follows:

(Form of Debenture)

Unless permitted under applicable securities legislation, the holder of the securities shall not trade the securities until •, 2006.

Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate (or into which such securities may be converted) may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until •, 2006.

SAN GOLD CORPORATION
(formed under the laws of Manitoba)

2 Year Senior Secured Convertible Redeemable Debentures
(the "Debenture(s)")

Certificate Number: ____________________ $____________________

San Gold Corporation (the "Corporation"), for value received, hereby promises to pay to the registered holder (the "Holder"),

•

on February 28, 2008, or on such earlier date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the Trust Indenture hereinafter mentioned, on presentation and surrender of this Debenture, the sum of

$____________________

in lawful money of Canada, at the office of the Indenture Trustee at Calgary, Alberta, at the option of the Holder, and to pay interest thereon from and including the date of issue at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each interest payment date.

As interest becomes due on this Debenture, (except interest payable at maturity which may be paid upon presentation and surrender of such Debentures for payment at the office of the Indenture Trustee hereinafter mentioned in Calgary), the Corporation shall cause to be sent by prepaid first class mail a cheque for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder, or, upon written notice to the Corporation in the form attached hereto a Share certificate issued to the Holder addressed to the Holder at its last address appearing on the register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or Share certificate, as applicable, shall be payable to or issued to the order of all such joint Holders and addressed to them at the last address appearing on the register, unless

such other joint Holders otherwise direct. If more than one address appears on the register in respect of such joint Holders, the cheque or Share certificate, as applicable, shall be mailed to the first address so appearing. In the event of non-receipt of any cheque or Share certificate for interest by the Holder, the Corporation will cause to be issued a replacement cheque or Share certificate, as applicable, upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Debenture is one of the Debentures in lawful money of Canada issued under a Trust Indenture (herein referred to as the "Trust Indenture") dated as of February 28, 2006, between the Corporation and Computershare Trust Company of Canada, as Indenture Trustee. The maximum aggregate principal amount of Debentures which may be authorized under the Trust Indenture is $10,000,000. Reference is made hereby to the Trust Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Debenture is issued and the rights and remedies of the Holders of the Debentures, the Corporation and the Indenture Trustee with respect thereto, all the same effect as if the provisions of the Trust Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Debenture, by acceptance hereof assents.

The Debentures are issuable as fully registered Debentures in denominations of one thousand ($1,000) dollars and integral multiples thereof only. Upon compliance with the provisions of the Trust Indenture, Debentures of any authorized denominations may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

All Debentures issued under the Trust Indenture rank equally and ratably without priority or preference.

Upon and subject to the provisions and conditions of the Trust Indenture, the Corporation may redeem the Debentures at any time after the Date of Closing.

Upon and subject to the provisions and conditions of the Trust Indenture, each Holder of Debentures has the right at his option, exercisable at any time at least 15 days prior to any date for the payment of interest on the Debentures other than in the case of a redemption or conversion of the Debentures (and subject to Subsection 2.09 of the Trust Indenture), to elect to receive interest payable for such year(s) in Shares rather than in cash. In order to so elect, a Holder must complete the Interest Election Form contained in the panel attached hereto and provide it to the Indenture Trustee at its principal office in the City of Calgary, Alberta before the commencement of the period of 15 days aforesaid prior to any interest payment date (other than in the case of a redemption or conversion). In the event that the holder receives notice that the Debentures are to be redeemed by the Corporation, the Debentureholder may elect to receive accrued and unpaid interest on the principal amount of the Debentures payable in Shares rather than cash by providing an Interest Election Form to the Indenture Trustee within 30 days of receipt of the notice of redemption of the Debentures from the Corporation. In the event that the Debentureholder elects to convert the Debentures into Shares as provided below, the Debentureholder may elect to receive accrued and unpaid interest on the principal amount of the Debentures payable in Shares rather than cash by providing an Interest Election Form to the Indenture Trustee at the same time as the Conversion Notice required to convert the Debentures into Shares.

Upon and subject to the provisions and conditions of the Trust Indenture, each Holder of Debentures has the right, at his option, at any time after February 28, 2007 (subject to Article 3 of the Trust Indenture), and prior to the Close of Business on or before February 28, 2008, to

convert in whole or in part such Debentures (in integral multiples of $1,000) into Shares at the Conversion Price then in effect. In order to convert, a Holder must complete the Conversion Form attached hereto and surrender such Debenture to the Indenture Trustee at its principal office in the City of Calgary, Alberta.

The Debenture may only be transferred upon compliance with the conditions prescribed in the Trust Indenture on the register to be kept at the principal office of the Indenture Trustee in the City of Calgary, Alberta, and at such other place or places (if any) and/or by such other registrar or registrars (if any) as the Company with the approval of the Indenture Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Indenture Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate registers or noted on this Debenture by a proper registrar.

The Trust Indenture contains provisions making binding upon all Holders of Debentures outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the principal amount of the Debentures outstanding.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Indenture Trustee for the time being under the Trust Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meaning ascribed to such terms in the Trust Indenture.

In witness whereof the Corporation has caused this Debenture to be signed by its duly authorized officer as of the • day of •, 2006.

SAN GOLD CORPORATION

Per:_____________________________

THIS DEBENTURE IS NOT VALID UNTIL CERTIFIED BY THE INDENTURE TRUSTEE.

INDENTURE TRUSTEE'S CERTIFICATE

This Debenture is one of the Debentures referred to in the Trust Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA, Indenture Trustee

By:_____________________________
(Authorized Signature)

(Form of Transfer Panel)

Transfer Form

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfer unto:

Please insert social insurance number

(Please print name and address including postal code of assignee)

the within 2 year Senior Secured Convertible Redeemable Debenture issued by San Gold Corporation pursuant to a Trust Indenture dated as of February 28, 2006, and constitutes and appoints

attorney to transfer the said Debenture on the registers for the Debentures of the said Corporation, with full power of substitution in the premises.

Date:

Signature of Transferor: ________________________________

SIGNATURE GUARANTEE: The signature to this transfer must correspond with the name as recorded on the Debenture in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by an authorized officer of a Schedule I Canadian chartered bank or of a major Canadian trust company or by a medallion signature guarantee from a member recognized under the Signature Medallion Guarantee Program, or in accordance with industry standards.

____

Signature of Guarantor

(Form of Conversion Panel)

Conversion Form

The undersigned, being the registered holder of this 2 year Senior Secured Convertible Redeemable Debenture of San Gold Corporation, hereby irrevocable elects to convert

$__________________

principal amount of the attached Debenture and hereby delivers such Debenture to the principal office of the Indenture Trustee in the City of Calgary, Alberta, Canada.

The undersigned represents, warrants and covenants to the Corporation and Computershare Trust Company of Canada, as Indenture Trustee, that, upon conversion of the principal amount of the attached Debenture stated above, the undersigned and its affiliates and associates and any person acting jointly and in concert with the undersigned or its affiliates and associates (all as determined in accordance with applicable Canadian securities laws and requirements of the TSX Venture Exchange or any other exchange upon which the Shares are listed) will not, after giving effect to such conversion, individually or collectively, beneficially own, or exercise control or direction over, 10% or more of the issued and outstanding Shares of the Corporation.

Date: __________________________

Signature of Holder:__________________________

(Form of Interest Election Panel)

Interest Election Form

The undersigned, being the registered holder of a 2 year Senior Secured Convertible Redeemable Debenture of San Gold Corporation in the principal amount of $__________________________ represented by certificate number ______, hereby irrevocably elects to receive interest payable on the attached Debenture for the **(first year OR second year) [PLEASE CIRCLE YOUR CHOICE]** following the Initial Closing Date in Shares instead of cash. The Shares will be deemed to be issued to the holder of the Debenture represented by the said certificate at the Exchange Market Price on the first or second anniversary of the Initial Closing Date, as applicable.

This Interest Election Form must be provided to the Indenture Trustee at least 15 days prior to the applicable anniversary of the Initial Closing Date in order for the holder to receive interest on the Debenture in Shares rather than cash.

The undersigned represents, warrants and covenants to the Corporation and Computershare Trust Company of Canada, as Indenture Trustee, that, upon issuance of Shares as provided above, the undersigned and its affiliates and associates and any person acting jointly and in concert with the undersigned or its affiliates and associates (all as determined in accordance with applicable Canadian securities laws and requirements of the TSX Venture Exchange or any other exchange upon which the Shares are listed) will not, after giving effect to such issuance, individually or collectively, result in the undersigned beneficially owning, or exercising control or direction over, 10% or more of the issued and outstanding Shares. Any election by the undersigned to receive interest in Shares that would have such a result shall be deemed to be void and of no effect.

Unless otherwise defined, all initially capitalized terms used herein shall have the meaning ascribed to such terms in the Trust Indenture.

Date: ____________________

Signature of Holder:___________________________

DATED as of the 23rd day of March, 2006.

SAN GOLD CORPORATION

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

FIRST SUPPLEMENTAL TRUST INDENTURE

Providing for the issue of 2 Year Senior Secured Convertible Redeemable Debentures

THIS FIRST SUPPLEMENTAL TRUST INDENTURE is made as of the 23rd day of March, 2006.

BETWEEN:

SAN GOLD CORPORATION
(the "Corporation")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA
(the "Indenture Trustee")

WHEREAS in and by a trust indenture (the "Trust Indenture") made as of the 28th day of February, 2006, between the Corporation and the Indenture Trustee, provision was made for the issuance of Debentures of the Corporation of a maximum principal amount of up to $10,000,000 issuable only upon the terms and subject to the conditions and limitations therein provided;

AND WHEREAS this First Supplemental Trust Indenture is executed pursuant to all necessary authorization and resolutions of the Corporation to authorize the creation, issuance and delivery of the said Debentures and to establish the terms, provisions and conditions thereof;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Indenture Trustee;

NOW THEREFORE THIS TRUST INDENTURE WITNESSES and it is hereby agreed and declared as follows:

ARTICLE 1 – AMENDMENTS

1.01 Interpretation

The following definitions are added to the list of defined terms set forth in Section 1 of the Trust Indenture:

"**Accredited Investor**" means an accredited investor as defined in Rule 501(a) of Regulation D;

"**Blue Sky Laws**" means the securities laws of any State;

"**Regulation D**" means Regulation D under the U.S. Securities Act;

"**Regulation S**" means Regulation S under the U.S. Securities Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**State**" means any one of the 50 states of the United States of America or the District of Columbia;

"**U.S. Person**" means a U.S. person as that term is defined in Regulation S;

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended, of the United States; and

"**United States**" means the United States as that term is defined in Regulation S.

1.02 Legended Certificates

The following Section 2.14 is added at the end of Article 2 of the Trust Indenture:

"2.14 Legended Certificates

(a) The Indenture Trustee understands and acknowledges that the Debentures and Shares issuable upon conversion of the Debentures or as interest payable on the Debentures in lieu of cash have not been, and will not be registered under the U.S. Securities Act.

(b) Each Debenture originally issued to a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, the certificates evidencing the Shares issued upon conversion of such Debentures or issued in payment of interest on the Debentures and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES EVIDENCED HEREBY [IN THE CASE OF THE DEBENTURES AND ANY SECURITIES ISSUABLE UPON CONVERSION HEREOF OR ON THE PAYMENT OF INTEREST HEREON] HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAW AND MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO SAN GOLD CORPORATION (THE "ISSUER"), (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE ACT PROVIDED BY RULE 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE ISSUER AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE ISSUER."

"DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. AT ANY TIME THAT THE ISSUER IS A "FOREIGN ISSUER" (AS DEFINED IN RULE 902 OF REGULATION S UNDER THE ACT), A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE ISSUER UPON

DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE ISSUER, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE ACT AND, IF REQUESTED BY THE ISSUER OR ITS REGISTRAR AND TRANSFER AGENT, AN OPINION OF COUNSEL OF RECOGNIZED STANDING, EACH IN A FORM SATISFACTORY TO THE TRANSFER AGENT OF THE ISSUER AND THE ISSUER, TO THE EFFECT THAT SUCH SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE ACT."

provided, that if any such securities are being sold in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with Canadian local laws and regulations, the legend may be removed by providing a declaration to the Corporation's registrar and transfer agent to the effect set forth in to Schedule B hereto (or as the Corporation may prescribe from time to time); and provided, further, that, if any such securities are being sold pursuant to Rule 144 of the U.S. Securities Act or a transaction that does not require registration under the U.S. Securities Act or applicable Blue Sky Laws, the legend may be removed by delivery to the registrar and transfer agent of the Corporation of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or applicable Blue Sky Laws;

(c) If a Debenture or Share certificate issued with respect to a conversion of Debentures or in payment of interest on the Debentures is tendered for transfer and bears the legend set forth in paragraph 2.14(b) hereof and the holder thereof has not obtained the prior written consent of the Corporation and the Indenture Trustee, the Indenture Trustee shall not register such transfer unless the holder complies with the requirements of the said paragraph 2.14(b) hereof."

1.03 Prohibition on Exercise by U.S. Persons; Exception

The following Section 2.15 of the Trust Indenture is added after Section 2.14 referenced above:

"2.15 Prohibition on Payment of Interest in Shares to U.S. Persons; Exception

(a) Debentureholders may not elect to receive interest on the Debentures payable in Shares in the United States or by or on behalf of a U.S. Person unless an exemption is available from the registration requirements of the U.S. Securities Act and applicable state securities laws and the holder of the Debentures has furnished an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to such effect; provided that an Accredited Investor, that purchased Debentures in the Corporation's private placement of Debentures in the United States will not be required to deliver an opinion of counsel in connection with the payment of interest on the Debentures in Shares provided it complies with section 2.15(b)(ii) below.

(b) Any holder which elects to receive interest on a Debenture in Shares in lieu of cash shall provide to the Corporation either:

(i) a written certification that the holder (a) at the time of election to receive interest payable in Shares is not in the United States; (b) is not a U.S. Person and is not electing to receive interest on the Debenture payable in Shares on behalf of a U.S. Person; and (c) did not execute or deliver the interest election form for such security in the United States;

(ii) a written certification that the holder (a) purchased the Debenture directly from the Corporation pursuant to a written subscription agreement for the purchase of the Debenture; (b) is electing to receive interest on the Debenture payable in Shares solely for its own account and not on behalf of any other person; and (c) is an Accredited Investor, both on the date the Debentures were purchased from the Corporation and on the date of election to receive interest on the Debenture payable in Shares; or

(iii) a written opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available for the issue of the Shares upon election to receive interest on the Debenture payable in Shares.

(c) No certificates representing Shares will be registered or delivered to an address in the United States unless the holder of Debentures complies with the requirements of section 2.15(b)(ii) or (iii) above."

1.04 Prohibition on Exercise by U.S. Persons; Exception

The following Section 5.11 is added at the end of Article 5 of the Trust Indenture:

"5.11 Prohibition on Exercise by U.S. Persons; Exception

(a) Debentures may not be converted in the United States or by or on behalf of a U.S. Person unless an exemption is available from the registration requirements of the U.S. Securities Act and applicable state securities laws and the holder of the Debentures has furnished an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to such effect; provided that an Accredited Investor, that purchased Debentures in the Corporation's private placement of Debentures in the United States will not be required to deliver an opinion of counsel in connection with the conversion of Debentures.

(b) Any holder which converts a Debenture shall provide to the Corporation either:

(i) a written certification that the holder (a) at the time of conversion of the Debenture is not in the United States; (b) is not a U.S. Person and is not converting the Debenture on behalf of a U.S. Person; and (c) did not execute or deliver the conversion form for such security in the United States;

(ii) a written certification that the holder (a) purchased the Debenture directly from the Corporation pursuant to a written subscription agreement for the purchase of the Debenture; (b) is converting the Debenture solely for its own account and not on behalf of any other person; and (c) is an Accredited Investor, both on the date the Debentures were purchased from the Corporation and on the date of conversion of the Debenture; or

(iii) a written opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available for the issue of the Shares issuable upon exercise of the Debenture.

(c) No certificates representing Shares will be registered or delivered to an address in the United States unless the holder of Debentures complies with the requirements of section 5.11(b)(ii) or (iii) above."

1.05 Form of Debenture

The form of Debenture (including the certificate of the Indenture Trustee, the transfer, conversion and interest election panels endorsed thereon) attached as Schedule "A" to the Trust Indenture is hereby deleted and replaced by Schedule "A" hereto.

1.06 Form of Declaration for Removal of Legend

The attached Schedule "B" hereto shall be Schedule "B" to the Trust Indenture.

ARTICLE 2 - MISCELLANEOUS

2.01 Miscellaneous

This First Supplemental Trust Indenture is supplemental to the Trust Indenture and shall be read in conjunction therewith. Except only insofar as the Trust Indenture may be inconsistent with the provisions of this First Supplemental Trust Indenture in which case the terms of this First Supplemental Trust Indenture shall govern and supersede those contained in the Trust Indenture only to the extent of such inconsistency, this First Supplemental Trust Indenture shall henceforth have effect so far as practicable as if all of the provisions of the Trust Indenture and this First Supplemental Trust Indenture were contained in one instrument. The terms and expressions used in this First Supplemental Trust Indenture which are defined in the Trust Indenture shall, except as otherwise provided herein, have the respective meanings ascribed to them in the Trust Indenture. Unless otherwise stated, any reference in this First Supplemental Trust Indenture to an Article, Section or Schedule shall be interpreted as a reference to the stated Article or Section of, or Schedule to, this First Supplemental Trust Indenture.

2.2 Acceptance of Trust by Indenture Trustee

The Indenture Trustee hereby accepts the trusts in this First Supplemental Trust Indenture declared and created and agrees to perform the same upon the terms and conditions herein set out but subject to the provisions of the Trust Indenture.

2.3 Governing Law

This First Supplemental Trust Indenture shall be governed by and construed in accordance with the laws of the Province of Manitoba and the laws of Canada applicable therein and shall be treated in all respects as a Manitoba contract.

2.4 Counterparts

This First Supplemental Trust Indenture may be executed in several counterparts, including by facsimile, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this First Supplemental Trust Indenture as of the date first above written.

SAN GOLD CORPORATION

Per: ______________________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ______________________

Per: ______________________

2.3 Governing Law

This First Supplemental Trust Indenture shall be governed by and construed in accordance with the laws of the Province of Manitoba and the laws of Canada applicable therein and shall be treated in all respects as a Manitoba contract.

2.4 Counterparts

This First Supplemental Trust Indenture may be executed in several counterparts, including by facsimile, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this First Supplemental Trust Indenture as of the date first above written.

SAN GOLD CORPORATION

Per: ______________________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ______________________

Per: ______________________

SCHEDULE "A"

The form of Debentures, the Certificate of the Indenture Trustee and the transfer, conversion and interest election panels thereon shall be in the English language substantially as follows:

(Form of Debenture)

Unless permitted under applicable securities legislation, the holder of the securities shall not trade the securities until ●, 2006.

Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate (or into which such securities may be converted) may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until ●, 2006.

[For U.S. Persons, persons in the United States or persons for the account or benefit of a U.S. Person or a person in the United States, the following legend is applied:]

THE DEBENTURES EVIDENCED HEREBY AND THE SECURITIES ISSUED UPON THE CONVERSION HEREOF OR ON THE PAYMENT OF INTEREST HEREON HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAW AND MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO SAN GOLD CORPORATION (THE "ISSUER"), (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE ACT PROVIDED BY RULE 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE ISSUER AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE ISSUER.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. AT ANY TIME THAT THE ISSUER IS A "FOREIGN ISSUER" (AS DEFINED IN RULE 902 OF REGULATION S UNDER THE ACT), A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE ISSUER UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE ISSUER, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE ACT AND, IF REQUESTED BY THE ISSUER OR ITS REGISTRAR AND TRANSFER AGENT, AN OPINION OF COUNSEL OF RECOGNIZED STANDING, EACH IN A FORM SATISFACTORY TO THE TRANSFER AGENT OF THE ISSUER AND THE ISSUER, TO THE EFFECT THAT SUCH SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE ACT.

SAN GOLD CORPORATION
(formed under the laws of Manitoba)

2 Year Senior Secured Convertible Redeemable Debentures
(the "Debenture(s)")

Certificate Number: ___________________ $___________________

San Gold Corporation (the "Corporation"), for value received, hereby promises to pay to the registered holder (the "Holder"),

on February 28, 2008, or on such earlier date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the Trust Indenture hereinafter mentioned, on presentation and surrender of this Debenture, the sum of

$___________________

in lawful money of Canada, at the office of the Indenture Trustee at Calgary, Alberta, at the option of the Holder, and to pay interest thereon from and including the date of issue at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each interest payment date.

As interest becomes due on this Debenture, (except interest payable at maturity which may be paid upon presentation and surrender of such Debentures for payment at the office of the Indenture Trustee hereinafter mentioned in Calgary), the Corporation shall cause to be sent by prepaid first class mail a cheque for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder, or, upon written notice to the Corporation in the form attached hereto a Share certificate issued to the Holder addressed to the Holder at its last address appearing on the register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or Share certificate, as applicable, shall be payable to or issued to the order of all such joint Holders and addressed to them at the last address appearing on the register, unless such other joint Holders otherwise direct. If more than one address appears on the register in respect of such joint Holders, the cheque or Share certificate, as applicable, shall be mailed to the first address so appearing. In the event of non-receipt of any cheque or Share certificate for interest by the Holder, the Corporation will cause to be issued a replacement cheque or Share certificate, as applicable, upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Debenture is one of the Debentures in lawful money of Canada issued under a Trust Indenture dated as of February 28, 2006 and a First Supplemental Trust Indenture dated as of March 23, 2006 (the Trust Indenture and the First Supplemental Trust Indenture are collectively referred to herein as the "Trust Indenture") each between the Corporation and Computershare Trust Company of Canada, as Indenture Trustee. The maximum aggregate principal amount of Debentures which may be authorized under the Trust Indenture is $10,000,000. Reference is made hereby to the Trust Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Debenture is issued and the rights and remedies of the Holders of the Debentures, the Corporation and the Indenture Trustee with respect thereto, all the same effect as if the provisions of the Trust Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Debenture, by acceptance hereof assents.

The Debentures are issuable as fully registered Debentures in denominations of one thousand ($1,000) dollars and integral multiples thereof only. Upon compliance with the provisions of the Trust Indenture,

Debentures of any authorized denominations may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

All Debentures issued under the Trust Indenture rank equally and ratably without priority or preference.

Upon and subject to the provisions and conditions of the Trust Indenture, the Corporation may redeem the Debentures at any time after the Date of Closing.

Upon and subject to the provisions and conditions of the Trust Indenture, each Holder of Debentures has the right at his option, exercisable at any time at least 15 days prior to any date for the payment of interest on the Debentures, for any year(s) of the term of Debentures held by him other than in the case of a redemption or conversion of the Debentures (and subject to Subsection 2.09 of the Trust Indenture) to elect to receive interest payable for such year(s) in Shares rather than in cash. In order to so elect, a Holder must complete the Interest Election Form contained in the panel attached hereto and provide it to the Indenture Trustee at its principal office in the City of Calgary, Alberta before the commencement of the period of 15 days aforesaid prior to any interest payment date (other than in the case of a redemption or conversion). In the event that the holder receives notice that the Debentures are to be redeemed by the Corporation, the Debentureholder may elect to receive accrued and unpaid interest on the principal amount of the Debentures payable in Shares rather than cash by providing an Interest Election Form to the Indenture Trustee within 30 days of receipt of the notice of redemption of the Debentures from the Corporation. In the event that the Debentureholder elects to convert the Debentures into Shares as provided below, the Debentureholder may elect to receive accrued and unpaid interest on the principal amount of the Debentures payable in Shares rather than cash by providing an Interest Election Form to the Indenture Trustee at the same time as the Conversion Form required to convert the Debentures into Shares.

Upon and subject to the provisions and conditions of the Trust Indenture, each Holder of Debentures has the right, at his option, at any time after February 28, 2007 (subject to Article 3 of the Trust Indenture), and prior to the Close of Business on or before February 28, 2008, to convert in whole or in part such Debentures (in integral multiples of $1,000) into Shares at the Conversion Price then in effect. In order to convert, a Holder must complete the Conversion Form attached hereto and surrender such Debenture to the Indenture Trustee at its principal office in the City of Calgary, Alberta.

The Debentures may only be transferred upon compliance with the conditions prescribed in the Trust Indenture on the register to be kept at the principal office of the Indenture Trustee in the City of Calgary, Alberta, and at such other place or places (if any) and/or by such other registrar or registrars (if any) as the Company with the approval of the Indenture Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Indenture Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate registers or noted on this Debenture by a proper registrar.

The Trust Indenture contains provisions making binding upon all Holders of Debentures outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the principal amount of the Debentures outstanding.

This Debenture and securities which may be acquired hereunder or received as interest have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or

applicable state securities laws, and this Debenture may not be exercised by or on behalf of any "U.S. person", as such term in defined in Regulation S under the U.S. Securities Act, or a Person within the United States unless registered under the U.S. Securities Act or pursuant to an applicable exemption from registration under the U.S. Securities Act and applicable state securities laws and the Corporation has received an opinion of counsel of recognized standing to such effect in form and substance satisfactory to the Corporation; provided that an "accredited investor", as defined in Rule 501(a) of Regulation D under the U.S. Securities Act, that purchased the Debentures in the Corporation's private placement of Debentures in the United States, will not be required to deliver an opinion of counsel in connection with the conversion of such Debentures or the election to receive interest on such Debentures.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Indenture Trustee for the time being under the Trust Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meaning ascribed to such terms in the Trust Indenture.

In witness whereof the Corporation has caused this Debenture to be signed by its duly authorized officers as of the ______ day of ____________________, 2006.

SAN GOLD CORPORATION

Per:______________________________

THIS DEBENTURE IS NOT VALID UNTIL CERTIFIED BY THE INDENTURE TRUSTEE.

INDENTURE TRUSTEE'S CERTIFICATE

This Debenture is one of the Debentures referred to in the Trust Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA, Indenture Trustee

By:______________________________
(Authorized Signature)

(Form of Transfer Panel)

Transfer Form

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfer unto:

Please insert social insurance number

(Please print name and address including postal code of assignee)

the within 2 year Senior Secured Convertible Redeemable Debenture issued by San Gold Corporation pursuant to a Trust Indenture dated as of February 28, 2006 and a First Supplemental Trust Indenture dated as of March 23, 2006, and constitutes and appoints

attorney to transfer the said Debenture on the registers for the Debentures of the said Corporation, with full power of substitution in the premises.

Date:

Signature of Transferor: ______________________________

SIGNATURE GUARANTEE: The signature to this transfer must correspond with the name as recorded on the Debenture in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by an authorized officer of a Schedule I Canadian chartered bank or of a major Canadian trust company or by a medallion signature guarantee from a member recognized under the Signature Medallion Guarantee Program, or in accordance with industry standards.

____
Signature of Guarantor

(Form of Conversion Panel)

Conversion Form

The undersigned, being the registered holder of this 2 year Senior Secured Convertible Redeemable Debenture of San Gold Corporation, hereby irrevocably elects to convert

$__________________

principal amount of the attached Debenture and hereby delivers such Debenture to the principal office of the Indenture Trustee in the City of Calgary, Alberta, Canada.

The undersigned represents, warrants and covenants to the Corporation and Computershare Trust Company of Canada, as Indenture Trustee, that, upon conversion of the principal amount of the attached Debenture stated above, the undersigned and its affiliates and associates and any person acting jointly and in concert with the undersigned or its affiliates and associates (all as determined in accordance with applicable Canadian securities laws and requirements of the TSX Venture Exchange or any other exchange upon which the Shares are listed) will not, after giving effect to such conversion, individually or collectively, beneficially own, or exercise control or direction over, 10% or more of the issued and outstanding Shares of the Corporation.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

A. ☐ The undersigned holder (a) at the time of conversion of the Debenture is not in the United States; (b) is not a "U.S. Person" as defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and is not converting the Debenture on behalf of a "U.S. Person"; and (c) did not execute or deliver the exercise form for such security in the United States.

B. ☐ The undersigned holder (a) purchased the Debenture directly from the Corporation pursuant to a written subscription agreement for the purchase of the Debenture; (b) is converting the Debenture solely for its own account and not on behalf of any other person; and (c) is an Accredited Investor (as that term is defined in Regulation D under the U.S. Securities Act) both on the date the Debentures were purchased from the Corporation and on the date of conversion of the Debenture.

C. ☐ The undersigned holder has delivered a written opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available for the issue of the Shares issuable upon exercise of the Debenture.

Note: Certificates will not be registered or delivered to an address in the United States in the United States unless Box B or C above is checked.

Date:

Signature of Holder:____________________________

NOTE: If Box C is to be checked, holders are encouraged to consult with the Corporation in advance to determine that the legal opinion tendered in connection with exercise will be satisfactory in form and substance to the Corporation.

(Form of Interest Election Panel)

Interest Election Form

The undersigned, being the registered holder of a 2 year Senior Secured Convertible Redeemable Debenture of San Gold Corporation in the principal amount of $________________ represented by certificate number _____, hereby irrevocably elects to receive interest payable on the attached Debenture for the **(first year OR second year OR first and second years) [PLEASE CIRCLE YOUR CHOICE]** following the Initial Closing Date in Shares instead of cash. The Shares will be deemed to be issued to the holder of the Debenture represented by the said certificate at the Exchange Market Price on the first or second anniversary of the Initial Closing Date, as applicable.

This Interest Election Form must be provided to the Indenture Trustee at least 15 days prior to the applicable anniversary of the Initial Closing Date in order for the holder to receive interest on the Debenture in Shares rather than cash.

The undersigned represents, warrants and covenants to the Corporation and Computershare Trust Company of Canada, as Indenture Trustee, that, upon issuance of Shares as provided above, the undersigned and its affiliates and associates and any person acting jointly and in concert with the undersigned or its affiliates and associates (all as determined in accordance with applicable Canadian securities laws and requirements of the TSX Venture Exchange or any other exchange upon which the Shares are listed) will not, after giving effect to such issuance, individually or collectively, result in the undersigned beneficially owning, or exercising control or direction over, 10% or more of the issued and outstanding Shares. Any election by the undersigned to receive interest in Shares that would have such a result shall be deemed to be void and of no effect.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

A. ☐ The undersigned holder (a) at the time of election to receive interest on the Debentures payable in Shares is not in the United States; (b) is not a "U.S. Person" as defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and is not electing to receive interest on the Debentures payable in Shares on behalf of a "U.S. Person"; and (c) did not execute or deliver this interest election form for such security in the United States.

B. ☐ The undersigned holder (a) purchased the Debenture directly from the Corporation pursuant to a written subscription agreement for the purchase of the Debenture; (b) is electing to receive interest on the Debenture payable in Shares solely for its own account and not on behalf of any other person; and (c) is an Accredited Investor (as that term is defined in Regulation D under the U.S. Securities Act) both on the date the Debentures were purchased from the Corporation and on the date of election to receive interest on the Debenture payable in Shares.

C. ☐ The undersigned holder has delivered a written opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available for the issue of the Shares in payment of interest on the Debenture.

Note: Certificates representing interest payments will not be registered or delivered to an address in the United States in the United States unless Box B or C above is checked.

Unless otherwise defined, all initially capitalized terms used herein shall have the meaning ascribed to such terms in the Trust Indenture.

Date: ______________________

Signature of Holder:______________________________

NOTE: If Box C is to be checked, holders are encouraged to consult with the Corporation in advance to determine that the legal opinion tendered in connection with exercise will be satisfactory in form and substance to the Corporation.

SCHEDULE "B"

(Form of Declaration for Removal of Legend)

TO: San Gold Corporation

AND TO: CIBC Mellon Trust Company of Canada as the registrar and transfer agent for the securities of San Gold Corporation

The undersigned (A) acknowledges that the sale of the securities of San Gold Corporation (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (B) certifies that (1) the undersigned is not an "affiliate" of the Corporation as that term is defined in Rule 405 under the U.S. Securities Act, a "distributor" or an affiliate of "distributor", (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of a Designated Offshore Securities Market (as defined in Rule 902 of the U.S. Securities Act) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any "directed selling efforts" in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing-off" the resale restrictions imposed because the securities are "restricted securities" as that term is described in Rule 144(a)(3) under the U.S. Securities Act, (5) the seller does not intend to replace such securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Unless otherwise specified, terms set forth above in quotation marks have the meanings given to them by Regulation S.

DATED:

[Seller]

By: ______________________________

Name:

Title:

Dated as of the 18th day of October, 2006.


RECEIVED

SAN GOLD CORPORATION

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

$20,000,000

TRUST INDENTURE

Providing for the issue of Series B 10% 2 Year
Senior Secured Convertible Redeemable Debentures

THIS TRUST INDENTURE made as of the 18th day of October, 2006.

BETWEEN:

SAN GOLD CORPORATION,
a corporation existing under the laws of the Province of Manitoba
(hereinafter referred to as the "Corporation")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA,
a corporation existing under the laws of Canada,
having an office in the City of Calgary, Alberta
(hereinafter referred to as the "Indenture Trustee")

WHEREAS the Corporation is desirous of raising money for its stated business purposes and in so doing is desirous of creating and issuing debentures to be constituted and issued as provided for by this Trust Indenture;

AND WHEREAS the Corporation is duly authorized to create and issue the Debentures (as hereinafter defined) as herein provided;

AND WHEREAS all necessary resolutions of the directors of the Corporation have been duly enacted, passed and confirmed and other proceedings taken and conditions complied with to make the creation and issuance of the Debentures proposed to be issued hereunder and this Trust Indenture legal, valid and binding on the Corporation;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Indenture Trustee;

NOW THEREFORE the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.01 In this Trust Indenture (including the recitals hereto) unless there is something in the subject matter or context inconsistent therewith:

"**Accredited Investor**" means an accredited investor as defined in Rule 501(a) of Regulation D;

"**Applicable Legislation**" means the provisions, if any, of *The Corporations Act* (Manitoba), as amended, and any other statute of Canada or a province thereof, and of regulations under any such statute, relating to trust indentures or to the rights, duties and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures, to the extent that such provisions are for the time being in force and applicable to this Trust Indenture;

"**Authorized Investment**" means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank (which may include an affiliate or related party of the Indenture Trustee, provided that each such obligation is rated at least R1 (middle) by DBRS Inc. or an equivalent rating service;

"Blue Sky Laws" means the securities laws of any State;

"Business Day" means any day except Saturday, Sunday, a statutory holiday and days when the principal offices of the Indenture Trustee in Calgary, Alberta, Canada are not open to the public for the transaction of business;

"Certificate of the Corporation", **"Order of the Corporation"**, **"Request of the Corporation"**, **"Written Direction of the Corporation"** and **"Consent of the Corporation"** mean respectively a written certificate, order, request, direction and consent signed in the name of the Corporation by any two Officers or Directors of the Corporation and may consist of one or more instruments so executed. A Certificate of the Corporation shall be in the form of a statutory declaration or an opinion of a solicitor if and when required under the provisions of this Trust Indenture, any Applicable Legislation or by the Indenture Trustee;

"Certified Resolution" means a copy of a resolution of the Directors certified by a senior officer or any other officer designated by the Chairman for such purpose under its seal (if any) to have been duly passed by the Directors and to be in full force and effect unamended on the day of such certification;

"Close of Business" shall have the meaning attributed to it in Subsection 5.01(c);

"Conversion Price" means the sum of $1.60, as adjusted pursuant to Subsection 5.03(b);

"Corporation's Auditors" or **"Auditors of the Corporation"** means an independent firm of chartered accountants duly appointed as auditors of the Corporation;

"Counsel" means a barrister and solicitor or firm of barristers and solicitors, who may be counsel for the Corporation, retained, employed, engaged or appointed by the Indenture Trustee or retained, employed, engaged or appointed by the Corporation and acceptable to the Indenture Trustee where the context so indicates;

"Current Market Price" per Share at any date shall be the "weighted average price per Share" for 20 consecutive trading days, ending not more than five trading days before such date, on the Exchange, or, if the Shares are not listed on any stock exchange, then on the over-the-counter market. The "weighted average price per Share" shall be determined by dividing the aggregate sale price of all Shares sold on such exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Shares so sold, provided however, that on those days where there is no board lot trade of Shares, the price per Share shall be the average of the daily closing bid and ask prices on those days;

"Date of Closing" means each date of closing for the issue of Debentures hereunder;

"Date of Conversion" shall have the meaning attributed to it in Subsection 5.02(b);

"Debentures" means the Series B 10% 2 Year Senior Secured Convertible Redeemable Debentures of the Corporation to be issued hereunder and to be entitled to the benefits hereof;

"Debentureholders" or **"Holders"** means the Persons for the time being entered in the registers hereinafter mentioned as holders of Debentures;

"Debentureholders' Request" means an instrument, signed in one or more counterparts by the Holder or Holders of not less than 25% in principal amount of the Debentures outstanding as at

the date of such request, requesting the Indenture Trustee to take or refrain from taking some action or proceeding specified therein;

"**Director**" means a member of the board of directors of the Corporation from time to time and "**Directors**" or "**Board of Directors**" means the board of directors of the Corporation from time to time and reference to "**action by the Directors**" means action by the directors of the Corporation as a board;

"**Environmental Laws**" means all federal, provincial, state, municipal, country, local and other laws, statutes, codes, ordinances, by-laws, rules, regulations, policies, guidelines, certificates, approvals, permits, consents, directions, standards, judgments, orders and other authorizations, as well as common law, civil and other jurisprudence or authority, in each case domestic or foreign, having the force of law at any time relating in whole or in part to any Environmental Matters and including any permit, order, direction, certificate, approval, consent, registration, licence or other authorization of any kind held or required to be held in connection with any Environmental Matters;

"**Environmental Matters**" means:

(i) any condition or substance, heat, energy, sound, vibration, radiation or odour that may affect any component of the earth and its surrounding atmosphere or affect human health or any plant, animal or other living organism; and

(ii) any waste, toxic substance, contaminant or dangerous good or the deposit, release or discharge of any thereof into any component of the earth and its surrounding atmosphere;

"**Event of Default**" means any event specified in Section 7.01, continued for the period of time, if any, therein designated;

"**Exchange**" means the TSX Venture Exchange Inc. or such other recognized stock exchange upon which the Shares are listed from time to time;

"**Exchange Market Price**" means the market price of the Shares, at any time as determined in accordance with the policies of the Exchange, or if the Shares are not listed on the Exchange or any other stock exchange or over-the-counter market, then the price of the Shares shall be such price as determined by the Board of Directors, acting reasonably;

"**Existing Debentures**" means the $10,000,000 principal amount of 2 year senior secured convertible redeemable debentures of the Corporation issued pursuant to the Existing Trust Indenture;

"**Existing Trust Indenture**" means the trust indenture dated February 28, 2006 between the Corporation and the Indenture Trustee setting forth the terms and conditions relating to the Existing Debentures;

"**Extraordinary Resolution**" has the meaning attributed to it in Section 10.12;

"**Indenture Trustee**" means Computershare Trust Company of Canada or its successor or successors for the time being as trustee hereunder;

"**Initial Date of Closing**" means the first date of closing for the issue of Debentures hereunder, which is anticipated to be October 18, 2006, or such later date as the parties hereto may mutually agree upon;

"**Interest Rate**" means the interest rate payable on the Debentures and shall mean 10% per annum. If Debentures are acquired at a closing subsequent to the Initial Date of Closing, interest on those Debentures will still be payable on the first (prorated from the Initial Closing Date) anniversary and the second anniversary of the Initial Date of Closing or on the applicable date of redemption or conversion of the Debentures. In lieu of the foregoing cash interest payment, the Debentureholders may elect to receive interest on the Debentures payable in Shares instead of cash at a rate of 10% per annum. The deemed price at which the Common Shares are issued to Debentureholders in lieu of cash interest shall be the Exchange Market Price of the Shares at the applicable interest payment date;

"**Maturity Date**" means the date that is two years from the Initial Date of Closing;

"**Mortgaged Property**" means the assets, rights and things from time to time subject to the charge created pursuant to Section 4.01;

"**Officer**" means the Chairman, President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, any vice-president, the corporate secretary and the holder of any other office designated by the Corporation from time to time;

"**Permitted Encumbrances**" means as of any particular time any of the following encumbrances on the Mortgaged Property or property intended to form part of the Mortgaged Property or any part thereof:

(i) liens for taxes, assessments or governmental charges not at the time due or delinquent or the validity of which are being contested at the time in good faith by the Corporation by proceedings diligently conducted;

(ii) a lien arising from any judgment rendered or claim filed against the Corporation which the Corporation is contesting at the time in good faith by proceedings diligently conducted;

(iii) undetermined or inchoate liens and charges incidental to construction or to current operations which have not at such time been filed pursuant to law against the Corporation or which relate to obligations not due or delinquent;

(iv) easements, rights-of-way, servitudes or other similar rights in land (including, without limiting the generality of the foregoing, rights-of-way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other persons which singly or in the aggregate do not materially detract from the value of the land concerned or materially impair its use in the operation of the business of the Corporation;

(v) security given by the Corporation to a public utility or any municipality or governmental or other public authority which is required by such utility or municipality or other authority in connection with the operations of the Corporation, all in the ordinary course of its business which singly or in the aggregate does not materially detract from the value of the assets concerned or materially impair their use in the operation of the business of the Corporation;

(vi) any Security Interest or indemnity bond granted to The Government of Manitoba (including, without limitation, the Minister of Industry, Economic Development and Mines) or any other governmental authority, as security for the performance of the Corporation's obligations pursuant to any closure plan, license, permit or approval;

(vii) the reservation in any original grants from the Crown of any land or interests therein and statutory exceptions to title;

(viii) purchase-money Security Interests granted to secure the purchase price of assets purchased by the Corporation, provided that the Security Interest extends only to such assets, provided however, that if the assets acquired are limited partnership units or shares, the Security Interest may extend to assets of the limited partnership or company, respectively, to which the units or shares relate;

(ix) any Security Interest consented to in writing by an Extraordinary Resolution of the Debentureholders delivered to the Indenture Trustee;

(x) the Security Interest created by this Indenture;

(xi) any Senior Security;

(xii) the Security Interest created by the Existing Trust Indenture as security for the indebtedness of the Corporation pursuant to the Existing Debentures, which shall rank pari passu with the Debentures;

(xiii) any debentures of the Corporation ranking pari passu with the Debentures and the Security Interest created thereby (currently the Existing Debentures); and

(xiv) any Security Interest that is expressly subordinated and postponed to the Security *Interest created by this Indenture;*

"**Person**" means an individual, firm, trust, trustee, syndicate, corporation, partnership, association, government or governmental agency;

"**Redemption Price**" has the meaning set forth in section 3.01 hereof;

"**Regulation D**" means Regulation D under the U.S. Securities Act;

"**Regulation S**" means Regulation S under the U.S. Securities Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Security Interest**" means any assignment, mortgage, charge, pledge, lien, encumbrance or security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, but does not include set-off or any right of set-off;

"**Senior Indebtedness**" means all indebtedness, liabilities and obligations of the Corporation, from time to time, to its primary lender, as borrower or as guarantor of any indebtedness, liabilities and obligations of any subsidiary to the Corporation's primary lender;

"**Senior Security**" means all security (including collateral security) for Senior Indebtedness granted by the Corporation from time to time;

"**Shares**" means the common shares of the Corporation;

"**State**" means any one of the 50 states of the United States of America or the District of Columbia;

"**Subsidiary**" means any corporation of which more than 50% of the outstanding shares entitling the holders thereof the right to vote, are beneficially owned, *directly* or *indirectly*, by the Corporation, provided that the ownership of such shares entitling the holders thereof to vote, confers the right to elect at least a majority of the board of directors of such corporation and includes any corporation in like relation to a Subsidiary;

"**Successor Entity**" has the meaning attributed to it in Section 9.01;

"**Trust Indenture**", "**Indenture**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions refer to this Trust Indenture and not to any particular Article, Section, Subsection or other portion hereof and include any and every instrument supplemental or ancillary hereto.

"**United States**" means the United States as that term is defined in Regulation S;

"**U.S. Person**" means a U.S. person as that term is defined in Regulation S; and

"**U.S. Securities Act**" means the *Securities Act of 1933*, as amended, of the United States.

1.02 Meaning of "Outstanding"

Every Debenture certified and delivered by the Indenture Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Indenture Trustee for conversion provided that:

(a) Debentures which have been partially converted shall be deemed to be outstanding only to the extent of the unconverted part of the principal amount thereof;

(b) when a new Debenture has been issued in exchange for a Debenture pursuant to Section 2.11, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c) for the purposes of any provision of this Trust Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or to take any other action under this Trust Indenture, Debentures owned directly or indirectly, legally or equitably, by the Corporation or any Subsidiary shall be disregarded except that:

(i) for the purpose of determining whether the Indenture Trustee shall be protected in relying on any such vote, consent, requisition, instrument or other action only the Debentures which the Indenture Trustee, after reasonable inquiry, knows are so owned shall be so disregarded; and

(ii) Debentures so owned which have been pledged or deposited in good faith other than to the Corporation or a Subsidiary shall not be so disregarded if the pledgee or depositee shall establish to the satisfaction of the Indenture Trustee the pledgee's or depositee's right to vote such

Debentures in his discretion free from the control of the Corporation or any Subsidiary.

1.03 Headings, etc.

The division of this Trust Indenture into Articles, Sections and Subsections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Trust Indenture or of the Debentures.

1.04 Applicable Law

This Trust Indenture and the Debentures shall be governed and construed in accordance with the laws of the Province of Manitoba and the laws of Canada applicable therein and shall be treated in all respects as contracts made and performed in the Province of Manitoba.

1.05 Currency

All references to currency herein shall be to lawful money of Canada.

1.06 Day not a Business Day

In the event that any day on which any action is required to be taken under this Indenture is not a Business Day, then such action will be required to be taken at or before the specified time on the next succeeding day that is a Business Day.

1.07 Number and Gender

Words importing the singular number only shall include the plural and vice versa, and words importing gender include the masculine, feminine and neuter genders.

ARTICLE 2
THE DEBENTURES

2.01 Terms of Debentures

(a) The aggregate principal amount of Debentures authorized to be issued under this Trust Indenture shall consist of and be limited to $20,000,000.

(b) The Debentures shall be designated as "Series B 10% 2 Year Senior Secured Convertible Redeemable Debentures", shall be dated as of the Initial Date of Closing, shall mature on the Maturity Date and shall bear interest (subject to the provisions of Section 2.06) from the date of issue, at the Interest Rate payable after as well as before maturity, default and judgment and with interest on any amounts in default at the same rate, payable annually on the first anniversary and the second anniversary of the Initial Date of Closing.

(c) The principal amount of the Debentures and interest thereon shall be payable in lawful money of Canada (or Shares, if a Holder chooses to receive his interest payment in Shares in lieu of cash) at the principal office of the Indenture Trustee in Calgary, Alberta, Canada on the Maturity Date.

2.02 Form and Signature of Debentures

(a) The Debentures shall be issued only as fully registered Debentures in the denomination of $1,000 and integral multiples of $1,000. The Debentures (including the certificate of the Indenture Trustee, the transfer, conversion and interest election panels endorsed thereon) shall be substantially in the form set forth in Schedule "A" hereto. The Debentures shall bear such distinguishing letters and numbers as prescribed by the Corporation and as the Indenture Trustee may approve.

(b) The Debentures shall be under the seal of the Corporation (if any) (or a reproduction thereof which shall be deemed to be the seal of the Corporation) and shall be signed (either manually or by facsimile signature) by any Officer or Director of the Corporation. A facsimile signature upon any of the Debentures shall for all purposes of this Trust Indenture be deemed to be the signature of the person whose signature it purports to be and to have been executed at the time such facsimile signature is reproduced. Debentures shall be valid and binding upon the Corporation and entitled to the benefits of this Trust Indenture notwithstanding that a person whose signature, either manual or facsimile, may appear on the Debentures is not, at the date of this Trust Indenture or at the date of the Debentures or at the date of the certification and delivery thereof, the holder of the office indicated.

2.03 Issue of Debentures

Debentures in the aggregate principal amount set out in a Written Direction of the Corporation shall be executed by the Corporation and, forthwith after such execution, shall be delivered to the Indenture Trustee. The Debentures shall thereupon be certified by the Indenture Trustee and delivered to or to the order of the Holders pursuant to a Written Direction of the Corporation without the Indenture Trustee receiving any consideration therefor.

2.04 Certification by the Indenture Trustee

(a) No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the Holder to the benefits of this Trust Indenture, until it has been certified by or on behalf of the Indenture Trustee, substantially in the form set out in Schedule "A" hereto or in some other form approved by the Indenture Trustee. Such certification on any Debenture shall be conclusive evidence that such Debenture is duly issued, is a valid obligation of the Corporation and is entitled to the benefits hereof.

(b) The certificate of the Indenture Trustee signed on the Debentures hereinafter mentioned shall not be construed as a representation or warranty by the Indenture Trustee as to the validity of this Trust Indenture or of the Debentures or as to the issuance of the Debentures and the Indenture Trustee shall in no respect be liable or answerable for the use made of the Debentures or any of them or the proceeds thereof. The certificate of the Indenture Trustee signed on the Debentures shall, however, be a representation and warranty by the Indenture Trustee that the Debentures have been duly certified by or on behalf of the Indenture Trustee and pursuant to the provisions of this Trust Indenture.

2.05 Debentures to Rank Pari Passu

Each Debenture as soon as issued or negotiated, subject to the terms hereof, shall rank pari passu and shall be equally and proportionately entitled to the benefits hereof, as if all of the Debentures had been issued and negotiated simultaneously.

2.06 Computation of Interest

(a) All Debentures issued hereunder, whether issued originally or in exchange for other Debentures, shall bear interest from the date of issue or from the last interest payment date on which interest shall have been paid or made available for payment on the outstanding Debentures, whichever shall be the later.

(b) Interest for any period of less than 12 months shall be computed on the basis of a year of 365 days (366 days if such period falls within a leap year).

2.07 Registers for the Debentures

(a) The Corporation shall, at all times while any Debentures are outstanding, cause to be kept at the principal office of the Indenture Trustee in the City of Calgary, Alberta, Canada and in such other place or places as the Corporation with the approval of the Indenture Trustee may designate, registers in which shall be entered the names and addresses of the Holders and particulars of the Debentures held by them respectively and of all transfers of Debentures. No transfer of a Debenture shall be valid unless made by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Indenture Trustee, upon compliance with such requirements as the Indenture Trustee may prescribe and unless such transfer shall have been duly entered on one of the appropriate registers.

(b) The registers hereinbefore referred to shall at all reasonable times, during regular business hours, be open for inspection by the Corporation, the Indenture Trustee and any Debentureholder.

(c) Subject to compliance with applicable securities laws, rules, regulations and policies of the Exchange, the Holder of a Debenture may at any time and from time to time have such Debenture transferred at any of the places at which a register is kept pursuant to the provisions of this Section, in accordance with such reasonable regulations as the Indenture Trustee may prescribe.

(d) Neither the Corporation nor the Indenture Trustee shall be required to transfer, convert or exchange any Debentures on any interest payment date or during a period of 15 business days immediately preceding any such date;

(e) Neither the Indenture Trustee nor the Corporation shall be charged with notice of or be bound to see to the execution of any trust, nor affected by notice of any equity, whether expressed, implied or constructive, with respect to any Debenture, and the Indenture Trustee or the Corporation may transfer any Debenture on the direction of the Holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(f) Except in the case of the register required to be kept at the City of Calgary, Alberta, Canada, the Corporation with the approval of the Indenture Trustee may

at any time close any register upon which the registration of any Debenture appears and transfer the records thereof to another existing register or to a new register and thereafter such Debentures shall be deemed to be registered on such existing or new register, as the case may be. Notice of such transfer shall be given to the Holders of such Debentures.

2.08 Persons Entitled to Payment

(a) The Person in whose name any Debenture is registered shall be deemed to be and shall be regarded as the owner thereof for all purposes of this Trust Indenture and payment of or on account of the principal of such Debenture shall be made only to or upon the order in writing to such Holder thereof and such payment shall be a good and sufficient discharge to the Indenture Trustee, any registrar and the Corporation and to any paying agent for the amounts so paid. As interest on Debentures matures (except interest payable at maturity which may be paid upon presentation and surrender of such Debentures for payment) the Corporation, no less that three days prior to each date on which interest on such Debentures becomes due, shall forward or cause to be forwarded by the Indenture Trustee or other paying agent by prepaid post, to the Holders for the time being, at their respective addresses appearing on the appropriate register hereinbefore mentioned, a cheque for such interest (less any tax required by law to be deducted) payable to the order of each Holder that has not elected to receive his interest payment in Shares and negotiable at par at each of the places at which interest on such Debentures is expressed herein to be payable. In the event that a Holder has elected to receive his interest payment in Shares, the Corporation, no more than 10 days after each date on which interest on such Debentures becomes due, shall forward or cause to be forwarded by the Indenture Trustee or other paying agent by prepaid post, to the Holders for the time being, at their respective addresses appearing on the appropriate registers hereinbefore mentioned, a Share certificate in payment of such interest (less any tax required by law to be deducted) issued to the order of each such Holder that has elected to receive his interest payment in Shares. The forwarding of such cheque or Share certificate as provided above shall satisfy and discharge the liability for the interest on such Debentures to the extent of the sum or sums represented thereby (plus the amount of any tax deducted as aforesaid) unless such cheque is not paid on presentation; provided that in the event of the non-receipt of such cheque or Share certificate, as applicable, by the Holder, or the loss or destruction thereof, the Corporation, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, together with an indemnity satisfactory to it, acting reasonably, shall issue to such Holder a replacement cheque for the amount of such cheque or a replacement Share certificate, as applicable.

(b) The Holder for the time being of any Debenture shall be entitled to the principal moneys and interest evidenced by such Debenture, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate Holder thereof and all persons may act accordingly and a transferee of a Debenture shall, after an appropriate form of transfer is lodged with the Indenture Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Trust Indenture or by any conditions contained in such Debenture or by law, be entitled to be entered on any of the appropriate registers as the owner of such Debenture, free from all equities or rights of set off or counterclaim between the Corporation and his transferor or

any previous Holder thereof, save with respect to equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(c) The Corporation shall not be bound to enquire into the title of any Holder, save as ordered by a court of competent jurisdiction or as required by statute.

(d) Where Debentures are registered in more than one name, the principal moneys and interest from time to time payable with respect thereto may be paid by cheque payable to the order of the Holder or Shares issued in the name of the Holder, as applicable, whose name first appears on such register, failing written instruction from them to the contrary, and such payment shall be a valid discharge to the Indenture Trustee, any registrar, the Corporation and any paying agent, subject mutatis mutandis to the last sentence of Subsection 2.08(a).

(e) In the case of the death of one or more joint Holders, the principal moneys and interest on any Debentures may be paid to the survivor or survivors of such Holders, and such payment shall constitute a valid discharge to the Indenture Trustee, any registrar, the Corporation and any paying agent, subject mutatis mutandis to the last sentence of Subsection 2.08(a).

2.09 Manner of Exercise of Right to Receive Interest in Shares

(a) Upon and subject to the provisions of this Article, each Debentureholder shall have the right, at his option, to elect pursuant to Subsection 2.09(b) to receive the interest payable on his Debentures in Shares rather than cash for either or both of the first (prorated to the Initial Date of Closing if issued after the Initial Date of Closing) year and the second year after the Initial Date of Closing. A Debentureholder shall not be permitted to elect to receive less than all interest payable for such applicable year in Shares rather than cash. For greater certainty, a Debentureholder may not elect to receive a portion of the interest owing on his Debentures for any year in cash and a portion in Shares.

(b) The Holder of a Debenture desiring to receive Shares in payment of interest on his Debentures in lieu of cash shall execute and provide an Interest Election Form in the form contained in the panel attached to his Debenture to the Indenture Trustee at its principal office in the City of Calgary, Alberta, Canada, (or any other written notice in a form satisfactory to the Indenture Trustee), duly executed by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Indenture Trustee, electing to receive his interest entitlement on the Debentures in Shares in accordance with the provisions of this Article at least 15 days prior to the applicable interest payment date. The price at which the Shares shall be issued to the Debentureholders in payment of interest owing on the Debentures shall be the Exchange Market Price on the applicable interest payment date. On the applicable interest payment date, such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Indenture Trustee, his nominee(s) or assignee(s), shall be entered in the books of the Corporation as the holder of the number of Shares that the Debentureholder was entitled to receive in satisfaction of his interest entitlement in accordance with the provisions of this

Article. As soon as practicable thereafter, the Corporation shall cause the Indenture Trustee (or, in the event that the Indenture Trustee is not at such time the registrar and transfer agent for the Shares of the Corporation, the Corporation shall cause such registrar and transfer agent) to deliver to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Shares.

(c) In the event that the Debentures are redeemed by the Corporation in accordance with Article 3, the Debentureholder may elect to receive accrued and unpaid interest on the principal amount of the Debentures payable in Shares rather than cash by providing an Interest Election Form to the Indenture Trustee within 30 days of receipt of the notice provided for in section 3.02. All other terms of this Section 2.09 remain the same.

(d) In the event that the Debentureholder elects to convert the Debentures into Shares in accordance with Article 5, the Debentureholder may elect to receive accrued and unpaid interest on the principal amount of the Debentures payable in Shares rather than cash by providing an Interest Election Form to the Indenture Trustee at the same time as the Conversion Notice and other documents required to convert the Debentures into Shares pursuant to Section 5.02. All other terms of this Section 2.09 remain the same.

(e) For the purposes of this Article, a Debentureholder shall be deemed to become the holder of record of such Shares as are issuable in accordance with this Section on the interest payment date next following receipt of the Interest Election Form by the Indenture Trustee.

(f) The Shares issued in payment of interest on the Debentures shall rank and bear entitlement only with respect to distributions declared in favour of Shareholders of record on and after the applicable interest payment date upon which the Shares were issued, from which date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Shares.

(g) The Corporation shall not be required to issue fractional Shares as payment of interest on the Debentures pursuant to this Section. If any fractional interest in a Share would, except for the provisions of this Section, be deliverable as payment of interest on a Debenture, the Corporation shall, in lieu of delivering any certificate of such fractional interest, satisfy such fractional interest by paying to the Indenture Trustee for payment to the Holder of such Debenture an amount in lawful money of Canada equal (computed to the nearest cent) to the appropriate fraction of the value (being the last reported sale price or, if none, the mean between the closing bid and ask quotations on the Exchange, or, if the Shares are not listed on the Exchange, then such other stock exchange or over-the-counter market on which the Shares are listed and if the Shares are not listed on any stock exchange or over-the-counter market, a value determined by the Directors, acting reasonably) of a Share on the Business Day next preceding the interest payment date, provided that no such cheque shall be issued for an amount less than $5.00.

(h) The Corporation covenants with the Indenture Trustee that it shall conditionally allot to Debentureholders who may exercise their right to receive payment of interest on the Debentures in Shares hereunder, such number of Shares as shall be required to be issued in the event that all Debentureholders elect to receive

interest on the Debentures in Shares rather than cash. The Corporation covenants with the Indenture Trustee that all such Shares which shall be issuable shall be duly and validly issued as fully-paid and non-assessable.

(i) The Corporation will from time to time promptly pay or make provision satisfactory to the Indenture Trustee for the payment of any and all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery to the Holders, upon the exercise of their right to receive interest in Shares pursuant to the terms of the Debentures and of this Indenture.

2.10 Mutilation, Loss, Theft or Destruction

In case any of the Debentures issued hereunder shall be mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Indenture Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Indenture Trustee and shall be entitled to the benefit of this Trust Indenture equally with all other Debentures issued or to be issued hereunder without preference or priority of one over another. In case of loss, theft or destruction the applicant for a substituted Debenture shall furnish to the Corporation and the Indenture Trustee such evidence of such loss, theft or destruction as shall be satisfactory to each of them in their discretion, acting reasonably, and shall also furnish an indemnity satisfactory to each of them in their discretion, acting reasonably. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

2.11 Exchange of Debentures

(a) Debentures of any denomination may be exchanged for Debentures of any other authorized denomination or denominations, any such exchange to be for Debentures of an equivalent aggregate principal amount. Any exchange of Debentures may be made at the offices of the Indenture Trustee or at the offices of any registrar where registers are maintained for the Debentures pursuant to the provisions of Section 2.07. Any Debentures tendered for exchange shall be surrendered to the Indenture Trustee or appropriate registrar and shall be canceled.

(b) Except as herein otherwise provided, upon any exchange of Debentures of any denomination for other Debentures and upon any transfer of Debentures, the Indenture Trustee or other registrar may make a sufficient charge to reimburse it for any stamp or security transfer taxes or other governmental charge required to be paid and in addition, a reasonable charge for its services and payment of the said charge shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

2.12 Option of Holder as to Place of Payment

Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or on a declaration or on redemption or otherwise, on account of any Debenture or any interest thereon shall be payable at the option of the Holder at any of the places at which interest on such Debenture is expressed to be payable herein.

2.13 Indenture Trustee Not Bound to Make Enquires

The Indenture Trustee shall not be bound to make any enquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates and other documents provided under this Article. The Indenture Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

2.14 Legended Certificates

(a) The Indenture Trustee understands and acknowledges that the Debentures and Shares issuable upon conversion of the Debentures or as interest payable on the Debentures in lieu of cash have not been, and will not be registered under the U.S. Securities Act.

(b) Each Debenture originally issued to a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, the certificates evidencing the Shares issued upon conversion of such Debentures or issued in payment of interest on the Debentures and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legends:

"THE SECURITIES EVIDENCED HEREBY [IN THE CASE OF THE DEBENTURES AND ANY SECURITIES ISSUABLE UPON CONVERSION HEREOF OR ON THE PAYMENT OF INTEREST HEREON] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAW AND MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO SAN GOLD CORPORATION (THE "ISSUER"), (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE ACT PROVIDED BY RULE 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE ISSUER AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE ISSUER."

"DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. AT ANY TIME THAT THE ISSUER IS A "FOREIGN ISSUER" (AS DEFINED IN RULE 902 OF REGULATION S UNDER THE ACT), A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE ISSUER UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE ISSUER, TO THE EFFECT THAT THE SALE OF

THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE ACT AND, IF REQUESTED BY THE ISSUER OR ITS REGISTRAR AND TRANSFER AGENT, AN OPINION OF COUNSEL OF RECOGNIZED STANDING, EACH IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT OF THE ISSUER AND THE ISSUER, TO THE EFFECT THAT SUCH SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE ACT."

provided, that if any such securities are being sold in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with Canadian local laws and regulations, the legend may be removed by providing a declaration to the Corporation's registrar and transfer agent and the Corporation to the effect set forth in Schedule "B" hereto (or as the Corporation may prescribe from time to time); and provided, further, that, if any such securities are being sold pursuant to Rule 144 of the U.S. Securities Act or a transaction that does not require registration under the U.S. Securities Act or applicable Blue Sky Laws, the legend may be removed by delivery to the registrar and transfer agent of the Corporation of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or applicable Blue Sky Laws.

(c) If a Debenture or Share certificate issued with respect to a conversion of Debentures or in payment of interest on the Debentures is tendered for transfer and bears the legend set forth in paragraph 2.14(b) hereof and the Holder thereof has not obtained the prior written consent of the Corporation and the Indenture Trustee, the Indenture Trustee shall not register such transfer unless the Holder complies with the requirements of the said paragraph 2.14(b) hereof.

2.15 Prohibition on Payment of Interest in Shares to U.S. Persons; Exception

(a) Debentureholders may not elect to receive interest on the Debentures payable in Shares in the United States or to or on behalf of a U.S. Person unless an exemption is available from the registration requirements of the U.S. Securities Act and applicable Blue Sky Laws and the Holder has furnished an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to such effect; provided that an Accredited Investor that purchased Debentures in the Corporation's private placement of Debentures in the United States will not be required to deliver an opinion of counsel in connection with the payment of interest on the Debentures in Shares provided it complies with section 2.15(b)(ii) below.

(b) Any Holder which elects to receive interest on a Debenture in Shares in lieu of cash shall provide to the Corporation either:

(i) a written certification that the Holder (a) at the time of election to receive interest payable in Shares is not in the United States; (b) at the time of election to receive interest payable in Shares is not a U.S. Person and is not electing to receive interest on the Debenture payable in Shares on

behalf of a U.S. Person; and (c) did not execute or deliver the interest election form for such security in the United States; or

(ii) a written certification that the Holder (a) purchased the Debenture directly from the Corporation pursuant to a written subscription agreement for the purchase of the Debenture; (b) is electing to receive interest on the Debenture payable in Shares solely for its own account and not on behalf of any other person; and (c) is an Accredited Investor, both on the date the Debentures were purchased from the Corporation and on the date of election to receive interest on the Debenture payable in Shares; or

(iii) a written opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable Blue Sky Laws is available for the issue of the Shares upon election to receive interest on the Debenture payable in Shares.

(c) No certificates representing Shares will be registered or delivered to an address in the United States unless the Holder of Debentures complies with the requirements of section 2.15(b)(ii) or (iii) above.

ARTICLE 3
REDEMPTION OF DEBENTURES

3.01 Redemption of Debentures

The Debentures shall be redeemable at any time prior to the Maturity Date at the option of the Corporation (in the manner hereinafter provided and in accordance with and subject to the provisions hereinafter set forth) upon payment of the outstanding principal of the Debentures together with accrued and unpaid interest on the principal amount (the applicable redemption price at which Debentures may be redeemed is hereinafter referred to as the "Redemption Price"); provided that a Holder may, within 30 days of receipt of the notice provided for in section 3.02, elect to convert Debentures into Shares at the applicable Conversion Price.

3.02 Notice of Redemption

Notice of intention to redeem Debentures under this Article shall be given by or on behalf of the Corporation to the holders of the Debentures which are to be redeemed, not more than 60 days and not less than 30 days prior to the date fixed for redemption, in the manner provided in Section 11.02. The notice of redemption shall specify the distinguishing letters and numbers of the Debentures which are to be redeemed and shall specify the redemption date, the Redemption Price and places of payment and shall state that all interest thereon shall cease from and after such redemption date.

3.03 Debentures Due on Redemption Dates

(a) Upon notice having been given as aforesaid, all the Debentures called for redemption under this Article shall thereupon be and become due and payable at the Redemption Price, on the redemption date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified

in such Debentures, anything therein or herein to the contrary notwithstanding. From and after such redemption date, if the moneys necessary to redeem such Debentures shall have been deposited with the Indenture Trustee as hereinafter provided and affidavits or other proof satisfactory to the Indenture Trustee as to the mailing of such notices shall have been lodged with it, such Debentures shall not be considered as outstanding hereunder and interest upon such Debentures shall cease to accrue after said date.

(b) In case any question shall arise as to whether any notice has been given as above provided and any such deposit made, such question shall be decided by the Indenture Trustee whose decision shall be final and binding upon all parties interested.

3.04 Deposit of Redemption Moneys

Upon Debentures having been called for redemption pursuant to this Article, the Corporation shall deposit with the Indenture Trustee on or before the redemption date fixed in the notice of the redemption thereof, such monies as are sufficient to pay the Redemption Price of the Debentures to be redeemed together with the estimated charges and expenses to be incurred in connection with such redemption. From the monies so deposited the Indenture Trustee shall pay to the Holders of such Debentures called for redemption, upon surrender of such Debentures, the principal and interest to which they are respectively entitled on redemption.

3.05 Failure to Surrender Debentures

In case the Holder of any such Debentures called for redemption under this Article shall within 30 days from the date fixed for redemption fail to surrender any of his Debentures or shall not within such time accept payment for the redemption moneys payable with respect thereto or give such receipt therefor, if any, as the Indenture Trustee may require, such redemption moneys shall be set aside by the Indenture Trustee in trust for such Holder, and no interest shall be payable to such Holder as and from the date of redemption, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum set aside. The Debentureholder shall thereupon have no further rights hereunder except to receive payment of the Redemption Price of his Debenture or Debentures out of the moneys paid and deposited, upon surrender and deliver up of such Debenture or Debentures.

3.06 Cancellation of Debentures

All Debentures redeemed by the Corporation under this Article shall forthwith be delivered to the Indenture Trustee and shall be cancelled by the Indenture Trustee and no Debentures shall be issued in substitution thereof.

3.07 Surrender of Debentures for Cancellation

If the principal moneys due upon any Debentures issued hereunder shall become payable by redemption or otherwise before the date of maturity thereof, the person presenting such Debentures for payment must surrender the same for cancellation against payment therefor, the Corporation nevertheless paying or causing to be paid the interest accrued and unpaid thereon (computed on a per diem basis if the date fixed for payment is not an interest due date).

ARTICLE 4
SECURITY FOR DEBENTURES

4.01 Security for Debentures and Negative Pledge

In consideration of the premises and of $1.00 paid by the Indenture Trustee, the receipt and sufficiency of which are hereby acknowledged, and to secure the due payment of the principal and interest on the Debentures and all other moneys for the time being and from time to time owing on the security hereof, and the due performance of the obligations of the Corporation herein, the Corporation, subject to the Senior Security and Permitted Encumbrances, and subject to Section 4.05, hereby grants, conveys, assigns, mortgages and charges as and by way of a Security Interest to and in favour of the Indenture Trustee the undertaking and all the property and assets of the Corporation for the time being, both present and future, including, without limiting the generality of the foregoing, all real, personal, moveable and immoveable property now owned or hereafter acquired by the Corporation and all its present and future revenues, incomes, monies, rights, franchises, materials, supplies, book debts, accounts receivable, negotiable and non-negotiable instruments, judgments, securities, choses in action, lands, interests in lands and all other property and things of value of every kind and nature, tangible or intangible, legal or equitable of which the Corporation may be possessed or to which it may be entitled or which may hereafter be acquired by the Corporation; provided that such Security Interest shall in no way hinder or prevent the Corporation, until an Event of Default occurs and the Indenture Trustee has become bound to enforce or has commenced enforcing the Security Interest hereby constituted, from doing the matters or things referred to in Section 4.02 with respect to assets referred to therein which are from time to time subject to such Security Interest, but provided further that the Corporation shall not, without the consent in writing of the Holders by Extraordinary Resolution, create, assume or suffer to exist any Security Interest (other than Senior Security or Permitted Encumbrances) on or in respect of the Mortgaged Property or any part thereof which ranks or is capable of ranking or of being enforced so as to rank in priority to or pari passu with the Security Interest hereof (other than Senior Security or Permitted Encumbrances); to have and to hold such assets and interest and all rights hereby conferred unto the Indenture Trustee forever but in trust, nevertheless, for the uses and purposes and with the powers and authorities and subject to the terms and conditions set forth in this Indenture.

4.02 Possession Before Default

Notwithstanding the provisions of Section 4.01, until an Event of Default occurs and the Indenture Trustee has become bound to enforce or has commenced enforcing the Security Interest hereby constituted, the Corporation, without the consent of the Indenture Trustee, shall be entitled:

(a) to retain possession of the Mortgaged Property and operate, manage, develop, use and enjoy the same and every part thereof in accordance with and subject to the provisions hereof;

(b) to create or suffer to exist Senior Indebtedness, Senior Security and Permitted Encumbrances;

(c) to abandon or surrender in the ordinary course of business free from the Security Interest hereby constituted any items of Mortgaged Property;

(d) to sell, transfer, assign or otherwise dispose of in the ordinary course of business free from the Security Interest hereby constituted, any items of Mortgaged Property;

(e) to sublease in the ordinary course of business free from the Security Interest hereby constituted (but only to the extent of the interest earned and retained by the sublessee, as the case may be) any items of Mortgaged Property; and

(f) to sell, assign, transfer, abandon, surrender or otherwise dispose of free of the Security Interest hereby constituted any fixtures, equipment, machinery, tools, implements, apparatus, facilities or appliances, which may have become worn out, unserviceable, obsolete, unsuitable or unnecessary in the conduct of its business or in the operation of any of the Mortgaged Property provided that there shall have been or shall be substituted for the same other fixtures, equipment, machinery, tools, implements, apparatus, facilities or appliances not necessarily of the same character but at least of equal utility to the Corporation at the date of such substitution or replacement (which forthwith shall become subject to the Security Interest hereof) of and to the extent that such replacement or substitution is necessary or desirable for the proper and efficient conduct of the business of the Corporation or in the operation of the Mortgaged Property;

and the Indenture Trustee will, at the expense of the Corporation, execute and deliver from time to time releases and discharges and other documents necessary or advisable with respect to the foregoing Subsections including, without limitation, releases and discharges in respect of subleases, sales, transfers, assignments, abandonments and surrenders permitted in Subsections (c), (d), (e) and (f), it being understood that any interest or property retained or acquired by the Corporation pursuant to any of the foregoing transactions shall be and become included in the Mortgaged Property. Except as is in this Indenture specifically permitted, the Corporation shall not dispose of its assets to any Person.

4.03 Security Effective Notwithstanding Date of Issue

The Security Interest hereby created or provided to be created shall be effective whether the monies thereby secured or any part thereof shall become owing by the Corporation before or after or upon the date of execution of this Indenture.

4.04 Registration of Security

The Corporation shall:

(a) register, file or record or cause to be registered, filed or recorded this Indenture and all instruments supplemental or ancillary hereto at every office and place where the registration, filing or recording thereof may, in the opinion of Counsel to the Corporation, based upon a Certificate of the Corporation as to the jurisdictions in which it owns property, be necessary to preserve and protect the Security Interest hereby created;

(b) renew or cause to be renewed such registrations, filings or recordings from time to time as and when required; and

(c) if and when requested to do so by the Indenture Trustee, furnish to the Indenture Trustee an opinion of Counsel to the Corporation to establish compliance with the provisions of this Section 4.04.

4.05 Reservation of Last Day of Leasehold Terms

It is hereby declared that the last day of any term (or any executed term, as the case may be) reserved by any lease, verbal or written, or any agreement therefor, now held or hereafter acquired by the Corporation in any jurisdiction where mortgage by sub-demise may validly be given, is hereby and shall be excepted out of the Security Interest created hereby, and does not and shall not form part of the Mortgaged Property, but the Corporation shall stand possessed of the reversion remaining in the Corporation of any leasehold premises for the time being demised as aforesaid upon trust to assign and dispose thereof as the Indenture Trustee or any purchaser of such leasehold premises shall direct.

4.06 Covenants as to Security

The Corporation hereby covenants with the Indenture Trustee that:

(a) it will at all times do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, mortgages, hypothecs, transfers, assignments and assurances in law (including consents, approvals or waivers from third parties under applicable documents or Applicable Legislation) as the Indenture Trustee may require (or in the opinion of the Counsel is advisable) for the better assuring, mortgaging, charging, transferring, assigning, granting, delivering and confirming unto the Indenture Trustee the Mortgaged Property, or property which the Corporation may now be or hereafter become bound to mortgage, charge, transfer, assign, grant or deliver in favour of the Indenture Trustee and for the better accomplishing and effectuating of this Indenture including, without limitation, the execution and delivery of indentures supplemental hereto more particularly describing the property and assets from time to time comprising the Mortgaged Property or to correct or amplify the description of any property or interests contained therein at any time or better to assure, convey and confirm unto the Indenture Trustee any property or interest, additional or otherwise herein subjected to or required herein to be subjected to the Security Interest hereby constituted. Upon the execution of any supplemental indenture under this Section 4.06, this Indenture shall be modified in accordance therewith, and each such supplemental indenture shall form part of this Indenture for all purposes; and

(b) if the Security Interest hereby created shall have become enforceable and the Indenture Trustee shall have become bound to enforce or has commenced enforcing the same, it will from time to time execute and do all such assurances and things as the Indenture Trustee may reasonably require for facilitating the realization of the Mortgaged Property and for exercising all the powers, authorities and discretions hereby conferred upon the Indenture Trustee and for confirming to any purchaser of the Mortgaged Property, whether sold by the Indenture Trustee hereunder or by judicial proceedings, the title to the Mortgaged Property so sold, and will give all notices and directions as the Indenture Trustee may consider expedient.

4.07 Defeasance

These presents are upon the express condition that if the Corporation shall:

(a) well and truly pay to the Debentureholders the principal and interest on the Debentures and all other sums payable hereunder by the Corporation and secured hereby;

(b) keep, perform and observe the covenants in the Debentures and in this Indenture agreed to be kept, performed and observed by or on behalf of the Corporation; and

(c) request in writing that these presents cease and become null and void;

then these presents and the Security Interest, estate and rights hereby constituted or created shall cease and become null and void, and the Mortgaged Property hereunder shall revert to the Corporation without the necessity of any release, acquittance, reconveyance, re-entry or other act or formality whatsoever. The Indenture Trustee shall, at the request and expense of the Corporation, made at any time after these presents become null and void as aforesaid, execute and deliver all such deeds, documents and assurances as are necessary or required to evidence or effect such reversion or revesting and reassignments of assignments contained herein.

4.08 Security Subject to Applicable Agreement

The Indenture Trustee agrees that it shall hold the Mortgaged Property from time to time hereunder subject to all of the terms and provisions of any existing agreements and other existing instruments relating thereto, to the extent applicable to such property, and upon realization of the security hereby created the Indenture Trustee, as trustee under this Indenture, or other parties in interest shall assume all further obligations of the Corporation under such existing agreements and other existing instruments applicable to the property so realized upon, provided that at all times:

(a) the Corporation shall indemnify and save harmless the Indenture Trustee and the Debentureholders with respect to the terms and provisions of such agreements and instruments; and

(b) nothing herein contained shall be construed to render the Indenture Trustee or the Debentureholders liable for the obligations of the Corporation.

4.09 Subordination and Postponement of Debentures

The Corporation covenants and agrees, and each Holder of a Debenture, by acceptance thereof, likewise agrees, that the payment of the principal amount of and interest on the Debentures is hereby expressly subordinated and postponed to the Senior Indebtedness in right of payment in full of all Senior Indebtedness, and that the security constituted in this Trust Indenture is hereby subordinated and postponed to the Senior Security, to the extent and in the manner set forth in herein, and that the rights of the Holders are otherwise restricted as set out herein.

Nothing contained in this Trust Indenture or in any of the Debentures shall prevent the Corporation at any time from making payments of the principal of or interest on the Debentures unless and until the Corporation shall be in default under the Senior Indebtedness or Senior Security.

Until written notice shall be given to the Indenture Trustee by the Corporation or on behalf of any holder of any Senior Indebtedness of the occurrence of any default with respect to such Senior Indebtedness or Senior Security or of the existence of any other facts which would result in any payment with respect to the Debentures being in contravention of the provisions of this Article 4, the Indenture Trustee shall be entitled to assume that no such default has occurred and that no such facts exist. Nothing in this Trust Indenture shall prevent the Indenture Trustee, prior to receipt of such notice, from applying any moneys received by it pursuant to this Trust Indenture, to the purposes for which the same were received, notwithstanding the occurrence or continuance of a default with respect to, or the existence of such facts with respect to, such Senior Indebtedness or Senior Security.

4.10 Authorization of Holders to Indenture Trustee to Effect Subordination and Postponement

Each Holder of a Debenture, by his acceptance thereof, authorizes and directs the Indenture Trustee on such Holder's behalf to take such action as may be necessary or appropriate to: (i) effect the subordination and postponement provided for in Section 4.09; (ii) to acknowledge and confirm such subordination to any holder of Senior Indebtedness or Senior Security; and (iii) to execute, deliver and perform the obligations of the Indenture Trustee and the Holders under a subordination agreement and/or postponement agreement, and appoints the Indenture Trustee its attorney-in-fact for any and all such purposes, including the execution and delivery by the Indenture Trustee of confirmations that the holders of any Senior Indebtedness and/or Senior Security are entitled to all the rights and benefits of Section 4.09 and that such holder of Senior Indebtedness and/or Senior Security may rely on and enforce Section 4.09 of this Trust Indenture. Forthwith upon the written request of any holder of Senior Indebtedness and/or Senior Security or its representative or the trustee under any indenture under which any instruments evidencing any Senior Indebtedness or Senior Security may have been issued, the Indenture Trustee shall execute and deliver to the person making that request a form of such confirmation or, with the advice of Counsel, a subordination agreement and/or postponement, on its own behalf and on behalf of all Holders, on commercially reasonable terms.

ARTICLE 5
CONVERSION OF DEBENTURES

5.01 Conversion Privileges and Conversion Price

(a) Upon and subject to the provisions and conditions of this Article, each Debentureholder shall have the right, at his option, at any time commencing one year from the Initial Date of Closing (in accordance with the provisions of Article 3) and ending immediately prior to the Close of Business on the date that is two years from the Initial Date of Closing, to convert each whole Debenture (or integral multiples of $1,000 principal amount thereof) into Shares at the applicable Conversion Price.

(b) Such right of conversion shall extend only to the maximum number of whole Shares into which the aggregate principal amount of the Debenture or Debentures surrendered for conversion at any one time by the Holder thereof may be converted in accordance with the foregoing provisions of this Section. Fractional interests in Shares shall be adjusted for in the manner provided in Section 5.04.

(c) "**Close of Business**" as used in this Article shall mean the normal closing hour of the office of the Indenture Trustee referred to in Subsection 5.02(a) at which such conversion right is being exercised.

5.02 Manner of Exercise of Right to Convert

(a) The Holder of a Debenture desiring to convert a Debenture, as herein provided, into Shares shall surrender such Debenture to the Indenture Trustee at its principal office in the City of Calgary, Alberta, Canada, together with the Conversion Form on the back of such Debenture or any other written notice in a form satisfactory to the Indenture Trustee, duly executed by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Indenture Trustee, exercising his right to convert such Debenture in accordance with the provisions of this Article. Thereupon such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Indenture Trustee, his nominee(s) or assignee(s), shall be entered in the books of the Corporation as at the Date of Conversion (or such later date as is specified in Subsection 5.02(b)) as the holder of the number of Shares into which such Debenture is convertible in accordance with the provisions of this Article and, as soon as practicable thereafter, the Corporation shall cause the Indenture Trustee (or, in the event that the Indenture Trustee is not at such time the registrar and transfer agent for the Shares of the Corporation, shall cause such registrar and transfer agent) to deliver to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Shares and if applicable, a cheque for any amount payable under Section 5.03 as accrued and unpaid interest.

(b) For the purposes of this Article, a Debenture shall be deemed to be surrendered for conversion on the date (herein called the "Date of Conversion") on which it is so surrendered in accordance with the provisions of this Article and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Indenture Trustee at one of its offices referred to in Subsection 5.02(a); provided that if a Debenture is surrendered for conversion on a day on which the register of Shares is closed, the person or persons entitled to receive Shares shall become the holder or holders of record of such Shares as at the date on which such registers are next opened.

(c) Any part, being $1,000 or an integral multiple thereof, of a Debenture of a denomination in excess of $1,000 may be converted as provided in this Article and all references in this Trust Indenture to conversion of Debentures shall be deemed to include conversion of such parts.

(d) The Holder of any Debenture of which part only is converted shall upon the exercise of his right of conversion, surrender the said Debenture to the Indenture Trustee for cancellation and the Indenture Trustee shall without charge, against such surrender, forthwith certify and deliver to the Holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered.

(e) The Holder of a Debenture surrendered for conversion in accordance with this Section shall be entitled to receive accrued and unpaid interest with respect thereto up to the Date of Conversion of such Debenture and there shall be a payment by the Corporation on account of interest accrued on such Debentures from the date of the latest interest payment date. The Shares issued upon such conversion shall rank and bear entitlement only with respect to distributions declared in favour of Shareholders of record on and after the Date of Conversion or such later date as such Holder shall become the holder of record of such Shares pursuant to Subsection 5.02(b), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Shares.

5.03 Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as follows:

(a) If and whenever at any time the Corporation shall (i) subdivide or redivide the outstanding Shares into a greater number of Shares, (ii) reduce, combine or consolidate the outstanding Shares, or (iii) issue Shares to the Holders of all or substantially all of the outstanding Shares by way of a Share distribution, the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Shares by way of a Share distribution, as the case may be, shall in the case of the events referred to in (i) and (iii) above, be decreased in the proportion that the number of Shares outstanding immediately prior to such subdivision, redivision or distribution bears to the number of outstanding Shares resulting from such subdivision, redivision or distribution, or shall, in the case of the events referred to in (ii) above, be increased in the proportion that the number of Shares outstanding immediately prior to such reduction, combination or consolidation bears to the number of outstanding Shares resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Subsection 5.03(a) shall occur; any such issue of Shares by way of a Share distribution shall be deemed to have been made on the record date for the Share distribution for the purpose of calculating the number of outstanding Shares under Subsections 5.03(a) and 5.03(c).

(b) If and whenever at any time the Corporation shall fix a record date for the issuance of rights or warrants to all or substantially all the holders of its outstanding Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Shares (or securities convertible into or exchangeable for Shares) at a price per Share (or having a conversion or exchange price per Share) less than the Current Market Price of the Shares on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, the numerator of which shall be the total number of Shares outstanding on such record date plus a number of Shares equal to the number arrived at by dividing the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price per Share, and the denominator of which shall be the total number of Shares outstanding on such record date plus the total number of additional Shares offered for subscription or purchase (or into which the

convertible or exchangeable securities so offered are convertible or exchangeable). Any Shares owned by or held for the account of the Corporation or any Subsidiary shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that any such rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon the number of Shares (or securities convertible or exchangeable into Shares) actually issued upon the exercise of such rights or warrants, as the case may be.

(c) If and whenever at any time the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Shares of (i) Shares or shares of any class, whether of the Corporation or any other corporation, (ii) rights, options or warrants (excluding those referred to in Subsection 5.03(b)), (iii) evidences of indebtedness or (iv) assets (excluding for certainty any cash payments distributed to holders of Shares from time to time), then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Shares outstanding on such record date multiplied by the Current Market Price per Share on such record date, less the fair market value (as determined by the Board of Directors, which determination shall be conclusive) of such Shares, rights, options, warrants, evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Shares outstanding on such record date multiplied by such Current Market Price per Share; any Shares owned by or held for the account of the Corporation or any Subsidiary shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such distribution is not so made, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon such Shares or rights, options or warrants or evidences of indebtedness or assets actually distributed, as the case may be.

(d) In the case of any reclassification of, or other change in, the outstanding Shares of the Corporation other than a subdivision, redivision, reduction, combination or consolidation, the Conversion Price shall be adjusted in such manner as the Board of Directors determines to be appropriate on a basis consistent with this Section 5.03.

(e) In any case in which this Section 5.03 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Holder of any Debenture converted after such event, any additional Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such Holder an appropriate instrument evidencing such Holder's right to receive such additional Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Shares declared in favour of holders of record of Shares on or

after the Date of Conversion or such later date as such Holder would, but for the provisions of this Subsection 5.03(e), have become the holder of record of such additional Shares pursuant to this Article.

(f) In any case in which Subsections 5.03(b) or 5.03(c) require that an adjustment be made to the Conversion Price, no such adjustment shall be made if the holders of the outstanding Debentures receive the rights or warrants referred to in Subsection 5.03(b) or the Shares, shares, rights, options, warrants, evidences of indebtedness or assets referred to in Subsection 5.03(c), as the case may be, in such kind and number as they would have received if they had been holders of Shares on the applicable record date or effective date, as the case may be, by virtue of the outstanding Debentures having been converted into Shares at the Conversion Price in effect on the applicable record date or effective date, as the case may be.

(g) The adjustments provided for in this Section 5.03 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issuances or other events resulting in any adjustment under the provisions of this Section, *provided that, notwithstanding any other provision of* this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 5% in the Conversion Price then in effect; provided however that any adjustments which by reason of this Subsection 5.03(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(h) In the event of any question arising with respect to the adjustments provided in this Section 5.03, such questions shall be conclusively determined by a firm of chartered accountants (who may be the Auditors of the Corporation) appointed by the Corporation; such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation, the Indenture Trustee and the Debentureholders.

5.04 <u>No Requirement to Issue Fractional Shares</u>

The Corporation shall not be required to issue fractional Shares upon the conversion of Debentures pursuant to this Article. If more than one Debenture shall be surrendered for conversion at one time by the same Holder, the number of whole Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted. If any fractional interest in a Share would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Debentures, the Corporation shall, in lieu of delivering any certificate of such fractional interest, satisfy such fractional interest by paying to the Indenture Trustee for payment to the Holder of such surrendered Debenture an amount in lawful money of Canada equal (computed to the nearest cent) to the appropriate fraction of the value (being the last reported sale price or, if none, the mean between the closing bid and ask quotations on the Exchange, or, if the Shares are not listed on any stock exchange, a value determined by the Directors, acting reasonably) of a Share on the Business Day next preceding the Date of Conversion, provided that no such cheque shall be issued for an amount less than $5.00.

5.05 <u>Corporation to Reserve Shares</u>

The Corporation covenants with the Indenture Trustee that it shall conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Shares as shall then be issuable upon the conversion of all outstanding Debentures. The Corporation covenants with the Indenture Trustee that all such Shares which shall be issuable shall be duly and validly issued as fully-paid and non-assessable.

5.06 Taxes and Charges on Conversion

The Corporation will from time to time promptly pay or make provision satisfactory to the Indenture Trustee for the payment of any and all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery to the Holders, upon the exercise of their right of conversion, of Shares of the Corporation pursuant to the terms of the Debentures and of this Indenture.

5.07 Cancellation of Converted Debentures

All Debentures converted in whole or in part under the provisions of this Article shall be forthwith delivered to, and cancelled by, the Indenture Trustee and, subject to the provisions of Subsection 5.02(d), no Debenture shall be issued in substitution therefor.

5.08 Certificate as to Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 5.03, deliver a Certificate of the Corporation to the Indenture Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which Certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of chartered accountants (who may be the Auditors of the Corporation) appointed by the Corporation and, when approved by the Indenture Trustee, shall be conclusive and binding on all parties in interest. When so approved, the Corporation shall, except with respect to any *subdivision, redivision, reduction, combination or consolidation* of the Shares, forthwith give notice to the Indenture Trustee and to the Debentureholders, in the manner provided in Section 11.02 and Section 11.03 respectively, specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price; provided that, if the Corporation has given notice under Section 5.09 covering all the relevant facts with respect to such event and if the Indenture Trustee approves, no such notice need be given under this Section 5.08.

5.09 Notice of Special Matters

The Corporation covenants with the Indenture Trustee that so long as any Debenture remains outstanding, it will give notice to the Indenture Trustee and to the Debentureholders, in the manner provided in Section 11.02 and Section 11.03 respectively, of its intention to fix a record date for any event referred to in Subsections 5.03(a), 5.03(b) and 5.03(c) (other than the subdivision, redivision, reduction, combination or consolidation of its Shares) which may give rise to an adjustment in the Conversion Price and such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days in each case prior to such applicable record date.

5.10 Protection of Indenture Trustee

The Indenture Trustee:

(a) shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) shall not be accountable with respect to the validity or value (or the kind or amount) of any Shares or of any other securities or property which may at any time be issued or delivered upon the conversion of any Debenture;

(c) shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Shares or Share certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article; and

(d) shall be entitled to act and rely on any adjustment calculation of the Directors or the Corporation's Auditors.

5.11 Prohibition on Exercise by U.S. Persons; Exception

(a) Debentures may not be converted in the United States or by or on behalf of a U.S. Person unless an exemption is available from the registration requirements of the U.S. Securities Act and applicable state securities laws and the Holder of the Debentures has furnished an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to such effect; provided that an Accredited Investor, that purchased Debentures in the Corporation's private placement of Debentures in the United States will not be required to deliver an opinion of counsel in connection with the conversion of Debentures.

(b) Any Holder which converts a Debenture shall provide to the Corporation either:

(i) a written certification that the Holder (a) at the time of conversion of the Debenture is not in the United States; (b) at the time of conversion of the Debenture is not a U.S. Person and is not converting the Debenture on behalf of a U.S. Person; and (c) did not execute or deliver the conversion form for such security in the United States;

(ii) a written certification that the Holder (a) purchased the Debenture directly from the Corporation pursuant to a written subscription agreement for the purchase of the Debenture; (b) is converting the Debenture solely for its own account and not on behalf of any other person; and (c) is an Accredited Investor, both on the date the Debentures were purchased from the Corporation and on the date of conversion of the Debenture; or

(iii) a written opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to the effect that an exemption from the registration requirements of the U.S. Securities Act and

applicable Blue Sky Laws is available for the issue of the Shares issuable upon exercise of the Debenture.

(c) No certificates representing Shares will be registered or delivered to an address in the United States unless the Holder of Debentures complies with the requirements of section 5.11(b)(ii) or (iii) above.

ARTICLE 6
COVENANTS OF THE CORPORATION

The Corporation hereby covenants and agrees with the Indenture Trustee for the benefit of the Indenture Trustee and the Debentureholders that it will fulfill the covenants hereinafter set forth.

6.01 To Pay Principal and Interest

The Corporation will duly and punctually pay or cause to be paid to every Debentureholder the principal of and interest accrued on the Debentures of which such Debentureholder is the Holder with respect thereto on the dates, at the places, in the moneys or Shares, and in the manner mentioned herein and in the Debentures.

6.02 To Carry On Business

Subject to the express provisions hereof, the Corporation will carry on and conduct its business in a proper and efficient manner; and at all reasonable times it will furnish or cause to be furnished to the Indenture Trustee or its duly authorized agent or attorney such information relating to the business of the Corporation and its Subsidiaries as the Indenture Trustee may reasonably require for the performance of its duties hereunder.

6.03 To Pay Indenture Trustee's Remuneration

The Corporation will pay the Indenture Trustee's reasonable remuneration for services hereunder and will repay to the Indenture Trustee on demand all moneys which shall have been paid by the Indenture Trustee in and about the execution of the trusts hereby created with interest at the rate of 2% per month (24% per annum) from 30 days after the date of the invoice from the Indenture Trustee to the Corporation with respect to such expenditure until repayment, and such moneys and the interest thereon, including the Indenture Trustee's remuneration, shall be payable out of any funds coming into the possession of the Indenture Trustee in priority to any of the Debentures or interest thereon. The said remuneration shall continue payable until the trusts hereof be finally wound up and whether or not the trusts of this Trust Indenture shall be in the course of administration by or under the direction of the court.

6.04 Restrictive Covenant

The Corporation shall not, declare or pay any distribution on any Shares of the Corporation, or call for redemption or purchase for cancellation or make any capital distribution with respect to any Shares of the Corporation, at any time when the Corporation is in arrears in payment of any principal or interest on the Debentures.

6.05 Not to Extend Time for Payment of Interest

In order to prevent any accumulation after maturity of unpaid interest, the Corporation will not directly or indirectly extend or assent to the extension of time for payment of any interest upon any Debentures and it will not directly or indirectly be or become a party to or approve any such arrangement by purchasing or funding any interest on Debentures or in any other manner.

6.06 To Preserve Rights

The Corporation shall diligently preserve such rights, powers, privileges, franchises and goodwill as are necessary or advisable, and such qualifications to do business and own property in all jurisdictions in which such qualification is necessary or advisable, in respect of the Mortgaged Property.

6.07 To Comply with Laws

The Corporation shall observe and comply in all respects with all applicable laws and other requirements relating to the Mortgaged Property (including without limitation, applicable statutes, regulations, orders and restrictions relating to environmental standards or controls or to energy regulations).

6.08 To Comply with Covenants

The Corporation shall ensure that all covenants, conditions, stipulations and provisos contained in this Indenture and the Debentures are duly performed.

6.09 To Maintain Property

The Corporation shall maintain or cause to be maintained (to the extent that the nature of its interest permits) the Mortgaged Property in good standing, free and clear of any liens, charges and encumbrances ranking or capable of ranking prior to or pari passu with the Security Interest created by this Indenture, other than Senior Security and Permitted Encumbrances.

6.10 To Advise of Adverse Changes

The Corporation shall promptly notify the Debentureholders of any material adverse change in its business. Such notification requirement may be satisfied by the publication by the Corporation of such press release or releases as may be required under applicable securities legislation.

6.11 To Pay Liens

The Corporation shall pay and discharge or cause to be paid and discharged, promptly when due, all taxes, assessments and governmental charges or levies imposed upon it in respect of the Mortgaged Property or upon the income or profits therefrom as well as all claims of any kind (including claims for labour, materials, supplies and rent) which, if unpaid, might become a lien thereupon; provided however, that it shall not be required to pay or cause to be paid any such tax, assessment, charge, levy or claim if the amount, applicability or validity thereof shall concurrently be contested in good faith by appropriate proceedings diligently conducted.

6.12 To Defend Property

The Corporation shall cause all necessary and proper steps to be taken diligently to protect and defend the Mortgaged Property and the proceeds thereof against any material adverse

claim or demand, including without limitation, the employment or use of counsel for the prosecution or defence of litigation and the contest, settlement, release or discharge of any such claim or demand.

6.13 To Maintain Insurance

The Corporation shall maintain with financially sound and reputable insurers, insurance with respect to the Mortgaged Property against such liabilities, casual risks and contingencies and in such types and amounts as is customary in the case of corporations holding properties of a similar nature and similarly situated.

6.14 To Maintain Stock Exchange Listings

The Corporation shall use its best efforts to maintain the listing of the Shares on the Exchange and any other stock exchange(s) upon which the Shares may become listed.

6.15 Indenture Trustee May Perform Covenants

If the Corporation shall fail to perform any covenants on its part herein contained, the Indenture Trustee may in its discretion, but (subject to Section 7.02) need not, notify the Debentureholders of such failure or itself may perform any of said covenants capable of being performed by it and if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation so to do; and all sums so expended or advanced shall be payable by the Corporation in the manner provided in Section 6.03, but no such performance or payment shall be deemed to relieve the Corporation from any default hereunder.

6.16 To Indemnify

In addition to and without limiting any other protection hereunder or otherwise by law of the Indenture Trustee and its respective officers, trustees, directors, employees, agents, representatives, successors and assigns (collectively, "Representatives"), the Corporation indemnifies, defends and saves harmless the Indenture Trustee and its respective Representatives from and against any and all liabilities, losses, claims, damages, penalties, fines, actions, suits, demands, levies, assessments, costs, charges, expenses and disbursements (including, without limitation, any and all legal and advisor fees and disbursements) (collectively, "Liabilities") of whatever kind or nature which may at any time be suffered by, imposed upon, incurred by or asserted against the Indenture Trustee and its Representatives, whether groundless or otherwise, howsoever arising from or out of any act, omission or error of the Indenture Trustee made in connection with its acting as Indenture Trustee hereunder, except where the Liabilities arise from any act of willful misconduct or gross negligence on the part of the Indenture Trustee or its respective Representatives. Without limiting the generality of the foregoing, the obligation to indemnify, defend and save harmless in accordance herewith shall apply in respect of Liabilities suffered by, imposed upon, incurred in any way, connected with or arising from, directly or indirectly, any Environmental Laws. Notwithstanding any other provision hereof, the obligations provided for in this section shall survive any termination of the trust created hereby, whether by reason of removal or resignation of the Indenture Trustee, termination or discharge of this Indenture or otherwise.

ARTICLE 7
DEFAULT

7.01 Acceleration of Maturity

Upon the happening of any one or more of the following Events of Default, namely:

(a) if the Corporation defaults in the payment of the principal on any Debenture when the same becomes due and payable under any provision hereof or of the Debentures;

(b) if the Corporation defaults in the payment of any interest due on any Debenture and such default continues for a period of 30 days;

(c) if a decree or order of a court having jurisdiction in the premises is entered adjudging the Corporation a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against all or any substantial part of the property of the Corporation, or appointing a receiver or receiver-manager of, or of any substantial part of the property of the Corporation or ordering the winding-up or liquidation of its affairs;

(d) if a resolution is passed for the winding-up or liquidation of the Corporation except in the course of carrying out or pursuant to a transaction with respect to which the conditions of Section 9.01 are duly observed and performed, or if the Corporation institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws or consents to the filing of any such petition, or if a receiver or receiver-manager is appointed over all or any substantial part of the property of the Corporation, or the Corporation makes a general assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due or takes corporate action in furtherance of any of the aforesaid purposes;

(e) if an event of default, as defined in any indenture or instrument under which the Corporation has at the time of this Indenture or shall hereafter have outstanding any indebtedness for borrowed money which matures by its terms, or which is renewable at the option of the payor, to a date more than 18 months after the creation, assumption or guarantee thereof, shall happen and be continuing and such indebtedness shall have been accelerated so that an amount in excess of $100,000 shall be or become due and payable prior to the date on which the same would otherwise have become due and payable, and such acceleration shall not be rescinded or annulled, or such event of default under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such indebtedness, within 10 days after such acceleration shall have occurred;

(f) if the Corporation shall neglect to observe or perform any other covenant or condition herein contained on its part to be observed or performed and, after notice in writing has been given by the Indenture Trustee to the Corporation specifying such default and requiring the Corporation to rectify the same (which said notice may be given by the Indenture Trustee upon receipt of a Debentureholders' Request), the Corporation shall fail to make good such default within a period of 30 days, unless the Indenture Trustee (having regard to the

subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Indenture Trustee; or

(g) if any Securities of the Corporation listed on a recognized stock exchange are delisted from such exchange (unless the Securities of the Corporation are concurrently listed on another recognized stock exchange).

then in each and every event the Indenture Trustee may in its discretion and shall upon receipt of a Debentureholders' Request, subject to the provisions of Section 7.03, by notice in writing to the Corporation declare the principal of and interest on all Debentures then outstanding and all other moneys outstanding hereunder, to be due and payable and the same shall forthwith become immediately due and payable to the Indenture Trustee, anything therein or herein to the contrary notwithstanding, and the Corporation shall forthwith pay to the Indenture Trustee for the benefit of the Debentureholders the principal of, the accrued and unpaid interest, together with interest at the rate borne by the Debentures on such principal, interest and such other moneys from the date of the said declaration until payment is received by the Indenture Trustee. Such payment when made shall be deemed to have been made in discharge of the Corporation's obligations hereunder and any moneys so received by the Indenture Trustee shall be applied in the manner provided in Section 7.06.

7.02 Notice of Events of Default

If an Event of Default shall occur and be continuing, the Indenture Trustee shall, within 10 days after it receives written notice or where the Indenture Trustee acts as paying agent, after non-payment of interest or principal, give notice of such Event of Default to the Debentureholders in the manner provided in Section 11.02, provided that, notwithstanding the foregoing, unless the Indenture Trustee shall have been requested to do so by a Debentureholders' Request, the Indenture Trustee shall not be required to give such notice if the Indenture Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Corporation in writing.

7.03 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the Holders of not less than 51% of the principal amount of the Debentures then outstanding shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing to instruct the Indenture Trustee to waive any Event of Default and to cancel any declaration made by the Indenture Trustee pursuant to Section 7.01 and the Indenture Trustee shall thereupon waive the Event of Default and cancel such declaration upon such terms and conditions as shall be prescribed in such requisition; and

(b) the Indenture Trustee, so long as it has not become bound to declare the principal of and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Indenture Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Indenture Trustee in the exercise of its discretion, upon such terms and conditions as the Indenture Trustee may deem advisable;

provided that no act or omission either of the Indenture Trustee or of the Debentureholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

7.04 Enforcement by the Indenture Trustee

(a) Subject to the provisions of Section 7.03 and to the provisions of any Extraordinary Resolution, if the Corporation shall fail to pay to the Indenture Trustee, forthwith after the same shall have been declared to be due and payable under Section 7.01, the principal and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Indenture Trustee may in its discretion and shall upon receipt of a Debentureholders' Request, and upon being indemnified and funded to its satisfaction, acting reasonably, against all costs, expenses and liabilities to be incurred, proceed in its name as Indenture Trustee hereunder to obtain or enforce payment of the said principal of and interest on all the Debentures then outstanding together with any other amounts due hereunder, and enforce the Security Interest hereby constituted, by such proceedings authorized by this Indenture or by law or equity as the Indenture Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Indenture Trustee shall act without such request, shall by such proceedings authorized by this Indenture or by suit at law or in equity as the Indenture Trustee shall deem expedient.

(b) The Indenture Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Debentureholders, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Indenture Trustee and of the Holders allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Indenture Trustee is hereby irrevocably appointed (and the successive respective Holders by taking and holding the same shall be conclusively deemed to have so appointed the Indenture Trustee) the true and lawful attorney-in-fact of the respective Holders with authority to make and file in the respective names of the Holders or on behalf of the Holders as a class, subject to deduction from any such claims of the amounts filed by any of the Holders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such acts and things for and on behalf of such Holders, as may be necessary or advisable in the opinion of the Indenture Trustee, in order to have the respective claims of the Indenture Trustee and of the Holders against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that nothing contained in this Indenture shall be deemed to give to the Indenture Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan or reorganization or otherwise by action of any character in such proceeding or waive or change in any way any right of the Debentureholders.

(c) The Indenture Trustee shall have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be

necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

(d) All rights of action hereunder may be enforced by the Indenture Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Indenture Trustee shall be brought in the name of the Indenture Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the Holders subject to the provisions of this Indenture. In any proceeding brought by the Indenture Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Indenture Trustee shall be a party) the Indenture Trustee shall be held to represent all the Holders of the Debentures, and it shall not be necessary to make any Holders party to any such proceeding.

(e) If the Indenture Trustee has become entitled to enforce the Security Interest hereby constituted:

(i) the Indenture Trustee, by itself, its officers, its agents or its attorneys, may, in its discretion, and either with or without notice as it in its absolute discretion determines, enter into and upon and take possession of the Mortgaged Property with full power to exclude the Corporation and additionally shall have full power and authority:

(A) to carry on, manage and conduct the business operations of the Corporation relating to the Mortgaged Property and to borrow money in its own name or advance its own monies for the purpose of the conduct of such business operations, the maintenance and preservation of the Mortgaged Property or any part thereof, the making of such replacements of and additions to the Mortgaged Property as the Indenture Trustee shall deem desirable, and the payment of taxes, wages and other charges ranking in priority to the Security Interest constituted hereby and of current operating expenses incurred not more than 45 Business Days prior to such taking of possession, and monies so borrowed or advanced shall be repaid by the Corporation on demand and until repaid shall (with interest thereon at the Interest Rate) be secured by the Security Interest hereby constituted in priority to sums otherwise secured hereby; and

(B) to receive and give notifications of and receipts for the revenues, incomes, issues and profits in respect of the Mortgaged Property and to pay therefrom the reasonable costs, charges and expenses of the Indenture Trustee incurred in connection with carrying on the said business operations, and all taxes, assessments and other charges against such property ranking in priority to the Security Interest hereby constituted or the payment of which may be necessary to preserve such property, and to apply the remainder of the monies so received in the same manner as if the same arose from a sale or realization of such property. If so requested in a Debentureholders' Request, the Indenture Trustee and such agents and attorneys shall return such business and property to

the Corporation without prejudice to the rights of the Indenture Trustee and the Debentureholders hereunder with respect to the same Event of Default (if not then waived or remedied) or any other subsequent Event of Default, and in such event, the balance of income received by the Indenture Trustee pursuant hereto, after payment in full of all amounts due to or properly payable to the Indenture Trustee hereunder, shall be returned to the Corporation and the Security Interest hereby constituted shall no longer be deemed to have become enforceable by reason of the Event of Default which theretofore existed, but the rights arising out of the same Event of Default (if not then waived or remedied) or any other subsequent Event of Default shall not be affected thereby;

(ii) the Indenture Trustee, either after entry as aforesaid or after other entries by itself or its agents, or without any entry, may in its discretion sell or dispose of the Mortgaged Property either as a whole or in separate parcels (to the extent permitted by Applicable Legislation):

(A) by private contract upon notice to the Corporation given prior thereto of such length as the Indenture Trustee may deem proper; or

(B) at public auction or by public tender, having first given such notice of the time and place of such sale to the Corporation and otherwise as the Indenture Trustee may deem proper.

The Indenture Trustee may make any such sale either for cash or upon credit and upon such reasonable conditions as to upset or reserve bid or price and terms of payment as it may deem proper; rescind or vary any contract or sale that may have been entered into and re-sell with or under any of the powers conferred herein; adjourn such sale from time to time; and execute and deliver to the purchaser or purchasers of the said property or any part thereof good and sufficient deed or deeds for the same, the Indenture Trustee being hereby irrevocably constituted the attorney of the Corporation for the purpose of making such sale and executing such deeds, and any such sale made as aforesaid shall be a perpetual bar at law and in equity against the Corporation, its successors and assigns and all other persons claiming the said property or any part or parcel thereof by, from, through or under the Corporation or its successors or assigns, and the proceeds of any such sale shall be distributed in the manner hereinafter provided;

(iii) the Indenture Trustee may, with or without entry or sale as aforesaid, in its discretion proceed to protect and enforce its rights under this Indenture by sale under judgment or order in any judicial proceeding or by foreclosure or a suit or suits in equity or at law or otherwise whether for the specific performance of any covenant or agreement contained in this Indenture or in aid of the execution of this Indenture or for the enforcement of any other legal or equitable remedy as the Indenture Trustee shall deem most effective to protect and enforce any of the rights or duties of the Indenture Trustee and Debentureholders;

(iv) the Indenture Trustee may in its discretion appoint a receiver, which term shall herein include a receiver and manager (the "Receiver") of the Mortgaged Property or any part thereof and of the rents, issues, profits,

revenues and income thereof and in respect thereto the following provisions shall apply:

(A) such appointment shall be made in writing signed by the Indenture Trustee and such writing shall be conclusive evidence for all purposes of such appointment. The Indenture Trustee may from time to time in the same manner remove any Receiver so appointed and appoint another in his stead; in making any such appointment the Indenture Trustee shall be deemed to be acting as the attorney for the Corporation;

(B) any such appointment may be limited to any part or parts of the Mortgaged Property or may extend to the whole thereof:

(C) every such Receiver may, in the discretion of the Indenture Trustee, be vested with all or any of the powers and discretions of the Indenture Trustee;

(D) the Indenture Trustee may from time to time fix the reasonable remuneration of every such Receiver and direct the payment thereof out of the Mortgaged Property, the income therefrom or the proceeds thereof (in priority to the Indenture Trustee);

(E) the Indenture Trustee may from time to time require any such Receiver to give security for the performance of his duties and may fix the nature and amount thereof, but shall not be bound to require such security;

(F) every such Receiver may, with the consent in writing of the Indenture Trustee, borrow money for the purposes of carrying on the business of the Corporation in respect of any part of the Mortgaged Property or for the maintenance, protection or preservation of the Mortgaged Property or any part thereof, and any Receiver may issue certificates (in this section called "Receiver's Certificates") for such sums as will, in the opinion of the Indenture Trustee, be sufficient for obtaining upon the security of the Mortgaged Property or any part thereof the amounts from time to time required, and such Receiver's Certificates may be payable either to order or bearer and may be payable at such time or times as the Indenture Trustee may consider expedient, and shall bear interest at the Interest Rate and the Receiver may sell, pledge or otherwise dispose of the same in such manner as the Indenture Trustee may consider advisable and may pay such commission on the sale thereof as the Indenture Trustee may consider reasonable, and the amount from time to time payable by virtue of such Receiver's Certificates shall at the option of the Indenture Trustee be entitled to the Security Interest hereby constituted in priority to the principal, interest and other amounts secured by this Indenture;

(G) every such Receiver shall, so far as concerns responsibility for his acts or omissions, be deemed the agent of the Corporation, and in no event the agent of the Indenture Trustee or any Debentureholder, and the Indenture Trustee shall not, in making or consenting to such appointment, incur any liability to any Receiver for his remuneration or otherwise howsoever;

(H) except as may be otherwise directed by the Indenture Trustee all monies from time to time received by any Receiver shall be paid over to the Indenture Trustee at the principal office of the Indenture Trustee in Calgary, Alberta, Canada as hereinbefore provided, to be held by it as part of the Mortgaged Property; and

(I) the Indenture Trustee may pay over to any Receiver any monies constituting part of the Mortgaged Property to the extent that the same may be applied for the purposes hereof by such Receiver, and the Indenture Trustee may from time to time determine what funds any Receiver shall be at liberty to keep on hand with a view to the performance of his duties as such Receiver;

(v) the Indenture Trustee may, in its discretion in lieu of appointing a Receiver as provided in subsection 7.04(e) herein, and without regard to the adequacy of the Security Interest hereby constituted or the solvency of the Corporation, apply to any court or courts of competent jurisdiction for the appointment of a receiver or receivers or receiver-manager of the Mortgaged Property, and of the rents, issues, profits, revenues and income thereof, with such powers as the court or courts making such appointment or appointments shall confer. The term "Receiver" when used herein includes a receiver or receivers or receiver-manager so appointed; and

(vi) the Corporation shall on demand by the Indenture Trustee yield up possession of the Mortgaged Property whenever the Indenture Trustee shall have a right of entry under the foregoing provisions and agrees to put no obstacle in the way of, but to facilitate by all legal means, the actions of the Indenture Trustee or any Receiver hereunder and not to interfere with the carrying out of the powers granted hereby or conferred by any court or courts hereunder to or upon the Indenture Trustee or any Receiver.

7.05 No Suits by Debentureholders

No Holder shall have any right to institute any action, suit or proceeding at law or in equity for the purposes of enforcing payment of the principal of the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or receiver-manager for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless (i) such Holder shall previously have given to the Indenture Trustee written notice of the happening of an Event of Default hereunder; (ii) the Debentureholders by Extraordinary Resolution or by Debentureholders' Request shall have made a request to the Indenture Trustee and the Indenture Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an

action, suit or proceeding in its name for such purpose; (iii) the Debentureholders or any of them shall have furnished to the Indenture Trustee, when so requested by the Indenture Trustee, sufficient funds and security and indemnity satisfactory to it, acting reasonably, against the costs, expenses and liabilities to be incurred therein or thereby; and (iv) the Indenture Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Indenture Trustee, to be conditions precedent to any such proceedings.

7.06 Application of Moneys by Indenture Trustee

Except as herein otherwise expressly provided, any money received by the Indenture Trustee from the Corporation pursuant to the foregoing provisions of this Article, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other moneys in the hands of the Indenture Trustee available for such purpose, as follows:

(a) firstly, if and to the extent that the Indenture Trustee deems it in the interest of the Debentureholders generally, to pay all liens, security interests and other encumbrances (if any) on the Mortgaged Property ranking or capable of ranking in priority to the lien hereof or to keep in good standing any such prior encumbrances;

(b) secondly, in payment or in reimbursement of the Indenture Trustee of its compensation, costs, charges, expenses, borrowings, advances or other moneys furnished or provided by or at the instance of the Indenture Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture with interest thereon as herein provided;

(c) thirdly, but subject as hereinafter in this Section 7.06 provided, in payment, rateably and proportionately to the Debentureholders, of the principal of and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such resolution. For certainty, it is hereby agreed that any payments hereunder to Debentureholders shall be made pari passu with holders of other debentures issued by the Corporation ranking pari passu with the Debentures;

(d) fourthly, to pay the amount owing on any mortgages, charges, liens, security interests and other encumbrances ranking junior to the lien hereof; and

(e) fifthly, in payment of the surplus, if any, of such moneys to the Corporation or its assigns;

provided however, that no payment shall be made pursuant to clause (c) above with respect to the principal, or interest of any Debenture held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Debenture pledged or deposited for value and in good faith to a Person other than the Corporation or any Subsidiary but only to the extent of such Person's interest therein) except subject to the prior payment in full of the principal and interest of all Debentures which are not so held. Any debentures of the Corporation ranking *pari passu* with

the Debentures shall be paid out in the priority set out in paragraph (c) above on a pro rata basis with the Debentures.

7.07 Distribution of Proceeds

Payments to Debentureholders pursuant to Subsection 7.06(c) shall be made as follows:

(a) at least 15 days notice of every such payment shall be given in the manner provided in Section 11.02 specifying the time when and the place or places where the Debentures are to be presented and the amount of the payment and the application thereof as between principal and interest;

(b) payment of each Debenture shall be made upon presentation thereof at any one of the places specified in such notice and any such Debenture thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Indenture Trustee may in its discretion dispense with presentation and surrender for endorsement in any special case upon such indemnity being given as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Debenture after giving credit for the amount of the payment specified in such notice unless the Debenture with respect to which such amount is owing be duly presented on or after the date so specified and payment of such amount be not made; and

(d) the Indenture Trustee shall not be bound to apply or make any partial or interim payment of any moneys coming into its hands if the amount so received by it, after reserving thereout such amount as the Indenture Trustee may think necessary to provide for the payments mentioned in Subsection 7.06(a), is insufficient to make a distribution of at least 5% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 12.09 until the money or the investments representing the same, with the income derived therefrom, together with any other moneys for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall not, however, apply to a final payment in distribution hereunder.

7.08 Remedies Cumulative

No remedy herein conferred upon or reserved to the Indenture Trustee, or upon or to the Debentureholders is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

7.09 Judgment Against the Corporation

The Corporation covenants and agrees with the Indenture Trustee that in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Indenture Trustee, as trustee for the Debentureholders for any amount which may be proved to remain due with respect to the Debentures and the interest thereon and any other moneys owing hereunder.

7.10 Immunity of Debentureholders and Others

The Debentureholders and the Indenture Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future Shareholder, Director or Officer of the Corporation or of any successor entity for the payment of the principal of, or interest on, any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation herein or in the Debentures contained.

7.11 Indenture Trustee Appointed Attorney

The Corporation hereby irrevocably appoints the Indenture Trustee to be the attorney of the Corporation in the name and on behalf of the Corporation to execute any instruments and do any acts and things which the Corporation ought to execute and do and has not executed or done, under the covenants and provisions contained in this Indenture and generally to use the name of the Corporation in the exercise of all or any of the powers hereby conferred on the Indenture Trustee with full powers of substitution and revocation.

ARTICLE 8
SATISFACTION AND DISCHARGE

8.01 Cancellation and Destruction of Debentures

All Debentures shall forthwith after payment in full thereof be delivered to the Indenture Trustee and cancelled by the Indenture Trustee. All Debentures cancelled or required to be cancelled under this or any other provision of this Trust Indenture shall be destroyed by the Indenture Trustee and if requested by the Corporation in writing the Indenture Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed.

8.02 Non-Presentation of Debentures

In case the Holder of any Debenture shall fail to present the same to the Indenture Trustee for payment on the date on which the principal thereof or the interest thereon or represented thereby becomes payable either at maturity or otherwise, or the Holder shall not accept payment on account thereof and give such receipt therefor, if any, as the Indenture Trustee may require, then:

(a) except as otherwise herein expressly provided, the Corporation shall be entitled to have any moneys paid to the Indenture Trustee for such purpose repaid, pursuant to Section 8.03, and thereafter the Corporation shall be entitled to pay such monies to the Indenture Trustee and direct it to set aside;

(b) with respect to moneys in the hands of the Indenture Trustee which may or should be applied to the payment of the Debentures, the Corporation shall be entitled to direct the Indenture Trustee to set aside; or

(c) if the redemption was pursuant to notice given by the Indenture Trustee, the Indenture Trustee may itself set aside;

the principal or the interest, as the case may be, in trust to be paid to the Holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this

Indenture; and thereupon the principal moneys, or the interest payable on or represented by each Debenture with respect to which such moneys have been set aside shall be deemed to have been paid and the Holder shall thereafter have no right with respect thereto except that of receiving payment of the moneys so set aside by the Indenture Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 8.03. In the event of non-presentation of Debentures to the Indenture Trustee for payment of interest thereon, the Holder shall be deemed to have waived his rights to receive interest on the Debentures payable in Shares.

8.03 Repayment of Unclaimed Moneys

Any moneys set aside under Section 8.02 and not claimed by and paid to Debentureholders as provided in Section 8.02 within six years after the date of such setting aside shall be repaid to the Corporation by the Indenture Trustee without demand and thereupon the Indenture Trustee shall be released from all further liability with respect to such moneys and thereafter the Holders of the Debentures with respect to which such moneys were so repaid to the Corporation shall have no rights with respect thereto except to obtain payment of the moneys due thereon from the Corporation.

8.04 Discharge

The Indenture Trustee shall at the request and expense of the Corporation release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Indenture Trustee) upon proof being given to the satisfaction of the Indenture Trustee, acting reasonably, that the principal of and interest (including interest on amounts in default, if any) on all the Debentures and all other moneys payable hereunder has been paid or satisfied or that, all the Debentures having matured, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and on all other moneys payable hereunder has been duly and effectually provided for, including through the issuance of Shares in accordance with Section 2.01(c), in accordance with the provisions hereof.

ARTICLE 9
SUCCESSOR ENTITIES

9.01 Certain Requirements

The Corporation shall not, directly or indirectly, sell, lease, transfer or otherwise dispose of all or substantially all of its property and assets as an entirety to any other entity, and shall not amalgamate or merge with or into or enter into an arrangement with any other entity (any such other entity being herein referred to as a "Successor Entity") unless:

(a) the Successor Entity shall execute, prior to or contemporaneously with the consummation of any such transaction, an indenture supplemental hereto together with such other instruments as are satisfactory to the Indenture Trustee and in the opinion of Counsel are necessary or advisable to evidence the assumption by the Successor Entity of the due and punctual payment of all the Debentures, the interest thereon and all other moneys payable or Shares issuable hereunder and the covenant of the Successor Entity to pay the same and its agreement to observe and perform all the covenants and obligations of the Corporation under this Trust Indenture;

(b) such transaction shall be upon such terms as to preserve and not impair any of the rights or powers of the Indenture Trustee and the Debentureholders hereunder and upon terms as are in no way prejudicial to the interests of the Debentureholders;

(c) no condition or event shall exist as to the Corporation or the Successor Entity either at the time or immediately after the consummation of any such transaction and after giving full effect thereto or immediately after the Successor Entity complying with the provisions of Subsection 9.01(a) which constitutes or would constitute, after notice or lapse of time or both, an Event of Default; and

(d) such Successor Entity is incorporated or formed, as applicable, under the laws of Canada or one of its provinces.

9.02 Vesting of Powers in Successor

Whenever the conditions of Section 9.01 have been duly observed and performed, the Successor Entity shall possess and from time to time may exercise each and every right and power of the Corporation under this Trust Indenture in the name of the Corporation or otherwise and any act or proceeding by any provision of this Trust Indenture required to be done or performed by any Directors or Officers may be done and performed with like force and effect by the trustees, directors or officers, as applicable, of the Successor Entity.

ARTICLE 10
MEETINGS OF DEBENTUREHOLDERS

10.01 Right to Convene Meeting

The Indenture Trustee or the Corporation may at any time and from time to time and the Indenture Trustee shall on receipt of a request of the Corporation or a Debentureholders' Request and upon being indemnified and funded to its satisfaction, acting reasonably, by the Corporation or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Indenture Trustee failing within 30 days after receipt of any such request and such indemnity to give notice convening a meeting, the Corporation or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Winnipeg, Manitoba, Canada or at such other place as may be approved or determined by the Indenture Trustee considering the convenience of the Corporation and the Debentureholders.

10.02 Notice of Meetings

At least 25 days notice of any meeting shall be given to the Debentureholders by the Corporation or the Indenture Trustee, as the case may be, in the manner provided in Section 11.02 and a copy thereof shall be sent by post to the Indenture Trustee, unless the meeting has been called by it. Such notice shall state the time when, and the place where, the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any Holder of Debentures shall not invalidate any resolution passed at any such meeting. At least 25 days notice of any meeting called by the Indenture Trustee upon a Debentureholders' Request shall be given to the Corporation in the manner provided in section 11.02.

10.03 Chairman

Some person, who need not be a Debentureholder, nominated by the Indenture Trustee shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Debentureholders present in person or by proxy shall choose some person present to be chairman.

10.04 Quorum

Subject to the provisions of Section 10.12, at any meeting of the Debentureholders a quorum shall consist of two Debentureholders present in person or represented by proxy and representing at least 10% in principal amount of the outstanding Debentures. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a Debentureholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the first Business Day thereafter) at the same time and place and no notice shall be required to be given with respect to such adjourned meeting. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 10% of the principal amount of the outstanding Debentures. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

10.05 Power to Adjourn

The chairman of any meeting at which a quorum of the Debentureholders is present may, with the consent of the Holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

10.06 Show of Hands

Every question submitted to a meeting shall, subject to Section 10.07, be decided in the first place by a majority of the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of that fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote with respect to the Debentures, if any, held by him.

10.07 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting, when demanded by the chairman or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the Holders of a majority in principal amount of the Debentures represented at the meeting and voted on the poll.

10.08 Voting

On a show of hands every person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote with respect to each $1,000 principal amount of Debentures of which he shall then be the Holder. A proxy need not be a Debentureholder. In the case of joint registered Holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in person or by proxy, they shall vote together with respect to the Debentures of which they are joint registered Holders.

10.09 Regulations

The Indenture Trustee, or the Corporation with the approval of the Indenture Trustee, may from time to time make and from time to time vary or revoke such regulations as it shall from time to time think fit providing for and governing:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and for the production of the authority of any person signing on behalf of a Debentureholder;

(b) the deposit of instruments appointing proxies at such place as the Indenture Trustee, the Corporation or the Debentureholder convening the meeting as the case may be, may, in the notice convening the meeting direct, and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited;

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, or sent by facsimile before the meeting to the Corporation or to the Indenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(d) generally for the calling of meetings of Debentureholders and the conduct of business thereat.

Any regulations as made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the Holders of any Debentures, or as entitled to vote or be present at the meeting with respect thereto, shall be Debentureholders and persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

10.10 Persons Entitled to Attend at Meetings

The Corporation and the Indenture Trustee (by their respective employees, officers, directors and trustees, as applicable) and the legal advisors of the Corporation, the Indenture Trustee, and any Debentureholder may attend any meeting of the Debentureholders and make presentations thereat, but, other than the Debentureholders, shall have no vote as such.

10.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Trust Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Indenture Trustee (subject to the consent of the Indenture Trustee in the case of rights of the Indenture Trustee) against the Corporation, or against its property, whether such rights arise under this Trust Indenture, the Debentures or otherwise;

(b) power to assent to any modification of or change in or addition to or omission from the provisions contained in this Trust Indenture or any Debenture which shall be agreed to by the Corporation and to authorize the Indenture Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(c) power to sanction any scheme for the reconstruction or reorganization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other entity or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary with respect to any such transaction if the provisions of Section 9.01 shall have been complied with;

(d) power to direct or authorize the Indenture Trustee to exercise any power, right, remedy or authority given to it by this Trust Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e) power to waive and direct the Indenture Trustee to waive any default hereunder or cancel any declaration made by the Indenture Trustee pursuant to Section 7.01 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f) power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Debentures, or for the execution of any trust or power hereunder;

(g) power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 7.05, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(h) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any other securities of the Corporation;

(i) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in such Extraordinary Resolution) to exercise, and to direct the Indenture Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by extraordinary or other resolution as shall be included in the resolution

appointing the committee. The Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filing of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j) power to authorize the distribution in specie of any shares, bonds, debentures or other securities or obligations or cash or other consideration received hereunder or the use or disposal of the whole or any part of such shares, bonds, debentures or other securities or obligations or cash or other consideration in such manner and for such purpose as may be deemed advisable and specified in such Extraordinary Resolution;

(k) power to authorize the Indenture Trustee or any other person or persons to bid at any sale of the Corporation's properties or assets or any part thereof and to borrow the moneys required to take any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the moneys so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such moneys (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon) and to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any moneys so borrowed or advanced) in trust for all the Holders of the Debentures outstanding at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal, if any, and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, debentures or other securities or obligations of any entity formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be determined by such Extraordinary Resolution of the Debentureholders and, subject to such terms and conditions, to dispose of such cash, bonds, debentures or other securities or obligations pursuant to the provisions of Subsection 10.11(j), and until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes and to borrow the moneys required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased, or any part thereof, as security for the repayment of the moneys so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such moneys (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), and otherwise deal with such property and assets

and the proceeds of any sale, transfer or conveyance thereof as the Debentureholders may by such Extraordinary Resolution direct;

(l) power to remove the Indenture Trustee from office and to appoint a new indenture trustee or indenture trustees;

(m) power to sanction the exchange of the Debentures for or the conversion thereof into Shares, bonds, debentures or other securities or obligations of the Corporation or of any entity formed or to be formed;

(n) power, notwithstanding Section 6.06, to authorize the Corporation and the Indenture Trustee to grant extensions of time for payment of interest on any of the Debentures whether or not the interest the payment with respect to which is extended is at the time due or overdue; and

(o) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Subsection 10.11(i).

10.12 Meaning of "Extraordinary Resolution"

(a) The expression "**Extraordinary Resolution**" when used in this Trust Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the Holders of more than 50% in principal amount of the Debentures then outstanding are present in person or by proxy and passed by the favorable votes of the Holders of not less than 66 2/3% of the principal amount of Debentures represented at the meeting and voted on a poll upon such resolution.

(b) If, at any such meeting, the Holders of more than 50% in principal amount of the Debentures outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time, all as may be appointed by the chairman. Not less than 10 days notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 11.02. Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Subsection 10.12(a) shall be an Extraordinary Resolution within the meaning of this Trust Indenture, notwithstanding that the Holders of more than 50% in principal amount of the Debentures then outstanding are not present in person or by proxy at such adjourned meeting.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

10.13 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers of this Trust Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

10.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Indenture Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matter therein stated and, until the contrary is proved, every such meeting, with respect to the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

10.15 Instrument in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the Holders of 66 2/3% of the principal amount of all the outstanding Debentures, by an instrument in writing signed in one or more counterparts and the expression "Extraordinary Resolution" when used in this Trust Indenture shall include an instrument so signed.

10.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 10.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Indenture Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

10.17 Evidence of Rights of Debentureholders

(a) Any request, direction, notice, consent or other instrument which this Trust Indenture may require or permit to be signed or executed by such Debentureholders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Debentureholders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article with regard to voting at meetings of Debentureholders) of the holding by any person of Debentures shall be sufficient for any purpose of this Trust Indenture if made in the following manner, namely, the fact and date of execution by any person of such request or other instrument or writing may be

proved by the certificate of any notary public, or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made that the person signing such request or other instrument in writing acknowledged to him the execution thereof or by affidavit of a witness of such execution or in any other manner which the Indenture Trustee may consider adequate.

(b) The Indenture Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

ARTICLE 11
NOTICES

11.01 Notice to Corporation

Any notice to the Corporation under the provisions of this Indenture shall be valid and effective, subject to Section 11.04, if given by mail, postage prepaid, addressed to the Corporation at PO Box 1000 – General Delivery, Bissett, Manitoba R0E 0J0, facsimile no. (204) 277-5552 Attention: Chairman, with a copy to Aikins, MacAulay & Thorvaldson LLP, 30th Floor, 360 Main Street, Winnipeg, Manitoba, R3C 4G1, facsimile no. (204) 957-4259 Attention: David C. Filmon, and shall be deemed to have been effectively given on the third Business Day after mailing or if sent by facsimile, when transmitted (with receipt confirmed). For any notices sent by facsimile the original will be subsequently delivered or mailed postage prepaid. The Corporation may from time to time notify the Indenture Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Trust Indenture.

11.02 Notice to Debentureholders

(a) All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the Holders, subject to Section 11.04, if sent by mail, postage prepaid, by letter or circular addressed to such Holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been given on the third day after mailing. In addition to the foregoing, all notices to a Debentureholder who is registered as owning 25% or more of the Debentures outstanding at the time of giving notice shall be given notice by delivery to an address in Canada designated by such Holder as a notice address. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Corporation to give or mail any notice due to anything beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon.

(b) All notices with respect to any Debenture may be given to whichever one of the Holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all Holders of and persons interested in such Debenture.

11.03 Notice to Indenture Trustee

Any notice to the Indenture Trustee under the provisions of this Trust Indenture shall be valid and effective, subject to section 11.04 (Mail Service Interruption), if given by mail, postage

prepaid, addressed to the Indenture Trustee at its principal office in the City of Calgary, Alberta, Canada, Attention: Corporate Trust Department, 710, 530 – 8th Avenue, Calgary, Alberta T2P 3S8, facsimile no. (403) 267-6598 and shall be deemed to have been effectively given on the third Business Day after mailing or if sent by facsimile, when transmitted (with receipt confirmed). For any notices sent by facsimile the original will be subsequently delivered or mailed postage prepaid. The Indenture Trustee may from time to time notify the Corporation in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Indenture Trustee for all purposes of this Trust Indenture.

11.04 Mail Service Interruption

(a) If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Debentureholders, the Indenture Trustee or the Corporation would be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if:

(i) in the case of the Indenture Trustee or the Corporation, delivered to an officer of the party to which it is addressed or if sent to such party, at the appropriate address in accordance with section 11.01 and 11.03, by cable, telegram, facsimile or other means of prepaid transmitted or recorded communication; and

(ii) in the case of Debentureholders, if published once (A) in the national edition of The Globe & Mail; and (B) in such other place or places and manner, if any, as the Indenture Trustee may reasonably require.

(b) Any notice given to Debentureholders by publication shall be deemed to have been given on the last day on which publication shall have been effected in all of the cities in which publication is required pursuant to 11.04(a).

ARTICLE 12
CONCERNING THE INDENTURE TRUSTEE

12.01 No Conflict of Interest

The Indenture Trustee represents to the Corporation that at the date of execution and delivery by it of this Trust Indenture there exists no material conflict of interest in the role of the Indenture Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 12.01, such a material conflict of interest exists, the validity and enforceability of this Trust Indenture, and the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists but the Indenture Trustee shall, within 90 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 12.02.

12.02 Replacement of Indenture Trustee

(a) The Indenture Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation three months notice in writing or such shorter notice as the Corporation may accept as sufficient. If at any time a material conflict of interest exists in the Indenture Trustee's role as a fiduciary hereunder the Indenture Trustee shall, within 90 days after ascertaining that such a material conflict of interest exists, either eliminate such material

conflict of interest or resign in the manner and with the effect specified in this Section. The validity and enforceability of this Trust Indenture and of the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists. In the event of the Indenture Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Indenture Trustee unless a new Indenture Trustee has already been appointed by the Debentureholders; *failing such appointment by the Corporation*, the retiring Indenture Trustee or any Debentureholder may apply to a Justice of the Court of Queen's Bench of Manitoba, on such notice as such Justice may direct, for the appointment of a new Indenture Trustee; but any new Indenture Trustee so appointed by the Corporation or by the Court shall be subject to removal as herein provided by the Debentureholders. Any new Indenture Trustee appointed under any provision of this Section shall be a corporation authorized to carry on the business of a trust company in the Province of Manitoba. On any new appointment the new Indenture Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Indenture Trustee.

(b) Any company into which the Indenture Trustee may be merged or with which it may be consolidated or amalgamated or any company resulting from any merger, consolidation or amalgamation to which the Indenture Trustee shall be a party, shall be the successor trustee under this Trust Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Indenture Trustee or of the Corporation, the Indenture Trustee ceasing to act shall, at the expense of the Corporation, execute and deliver an instrument assigning and transferring to such successor Indenture Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Indenture Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Indenture Trustee to the successor Indenture Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new Indenture Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Indenture Trustee, be made, executed, acknowledged and delivered by the Corporation.

12.03 Duties of Indenture Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Indenture Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. All actions taken hereunder by the Indenture Trustee on behalf of the Debentureholders shall be deemed for all purposes to be for the benefit of all Debentureholders.

12.04 Reliance upon Declarations

The Indenture Trustee may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cable, facsimile or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

12.05 Evidence and Authority to Indenture Trustee

(a) The Corporation shall furnish to the Indenture Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Corporation or the Indenture Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Indenture Trustee at the request of or on the application of the Corporation, forthwith if and when (i) such evidence is required by any other Section of this Indenture to be furnished by the Indenture Trustee in accordance with the terms of this Section 12.05, or (ii) the Indenture Trustee, in the exercise of its rights and duties under this Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(b) Such evidence shall consist of:

(i) a Certificate of the Corporation stating that any such condition precedent has been complied with in accordance with the terms of this Indenture:

(ii) in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(iii) in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the auditors of the Corporation whom the Indenture Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

(c) Whenever such evidence relates to a matter other than the certification and delivery of Debentures and the satisfaction and discharge of this Indenture and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a Director, Officer or employee of the Corporation it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section 12.05.

(d) Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Indenture shall include: (i) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (iii) a statement that in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed

therein, and (iv) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

(e) The Corporation shall furnish to the Indenture Trustee annually, and at any other reasonable time if the Indenture Trustee so requires, its certificate that the Corporation has complied with all covenants, conditions and other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Corporation shall, whenever the Indenture Trustee so requires, furnish the Indenture Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Indenture Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Indenture.

12.06 Certificate of the Corporation as Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Indenture Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Indenture Trustee, if acting in good faith, may rely upon a Certificate of the Corporation.

12.07 Experts, Advisors and Agents

The Indenture Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuator, engineer, surveyor, appraiser or other expert, whether obtained by the Indenture Trustee or by the Corporation, or otherwise, and may employ such assistants as may be necessary to the proper discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other experts as it may reasonably require for the proper determination and discharge of its duties hereunder and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof. Any solicitors employed or consulted by the Indenture Trustee may, but need not be, solicitors for the Corporation.

12.08 Indenture Trustee May Deal in Debentures

The Indenture Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Corporation or otherwise without being liable to account for any profits made thereby.

12.09 Investment of Moneys Held by Indenture Trustee

(a) Unless herein otherwise expressly provided, any of the funds held by the Indenture Trustee may be deposited in a trust account in the name of the Indenture Trustee (which may be held with the Indenture Trustee or an affiliate of the Indenture Trustee), which account may be non-interest bearing. Upon the written direction of the Corporation, the Indenture Trustee shall invest in its name such funds in Authorized Investments in accordance with such direction. Any direction by the Corporation to the Indenture Trustee as to the investment of the funds shall be in writing and shall be provided to the Indenture Trustee no later than 10:00 a.m. on the day on which the investment is to be made. Any such direction received by the Indenture Trustee after 10:00 a.m. or received on a non-Business Day, shall be deemed to have been given prior to 10:00 a.m. the next Business Day.

In the event that the Indenture Trustee does not receive a direction or only a partial direction, the Indenture Trustee may hold cash balances constituting part or all of the funds and may, but need not, invest same in its deposit department or the deposit department of one of its affiliates; but the Indenture Trustee and its affiliates shall not be liable to account for any profit to any parties to this Trust Indenture or to any person or entity other than at a rate, if any, established from time to time by the Indenture Trustee or one of its affiliates.

(b) Unless and until the Indenture Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Indenture Trustee shall pay over to the Corporation all interest received by the Indenture Trustee with respect to any investments or deposits made pursuant to the provisions of this Section.

12.10 <u>Indenture Trustee Not Ordinarily Bound</u>

Except as provided in Section 7.02 and as otherwise specifically provided herein, the Indenture Trustee shall not, subject to Section 12.03, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation's business, unless the Indenture Trustee shall have been required to do so by a Debentureholders' Request or by an Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article X, and then only after it shall have been indemnified and funded to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

12.11 <u>Indenture Trustee Not Required To Give Security</u>

The Indenture Trustee shall not be required to give any bonds or security with respect to the execution of the trusts and powers of this Trust Indenture or otherwise in respect of the premises.

12.12 <u>Indenture Trustee Not To Be Appointed Receiver</u>

The Indenture Trustee and any person related to the Indenture Trustee shall not be appointed a receiver or receiver and manager of the assets or undertaking of the Corporation pursuant to Subsection 7.04(e)(iv).

12.13 <u>Indenture Trustee Not Bound To Act On Corporation's Request</u>

Except as in this Indenture otherwise specifically provided, the Indenture Trustee shall not be bound to act in accordance with any direction or request of the Corporation until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Indenture Trustee, and the Indenture Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Indenture Trustee to be genuine.

12.14 Conditions Precedent to Indenture Trustee's Obligation to Act Hereunder

(a) The obligation of the Indenture Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Indenture Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing, when required by notice in writing by the Indenture Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Indenture Trustee to protect and hold harmless the Indenture Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b) None of the provisions contained in this Indenture shall require the Indenture Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Indenture Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Debentureholder at whose instance it is acting to deposit with the Indenture Trustee the Debentures held by them and the Indenture Trustee shall issue receipts for such Debentures to such Debentureholders.

(d) The Indenture Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required do to so under the terms hereof; nor shall the Indenture Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Indenture Trustee and in the absence of any such notice the Indenture Trustee may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given the Indenture Trustee to determine whether or not the Indenture Trustee shall take action with respect to any default.

12.15 Authority to Carry on Business

The Indenture Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in the Province of Manitoba but if, notwithstanding the provisions of this Section 12.15, it ceases to be so authorized to carry on business, the validity and enforceability of this Trust Indenture and the Debentures shall not be affected in any manner whatsoever by reason only of such event but the Indenture Trustee shall, within 30 days after ceasing to be authorized to carry on the business of a

trust company in the Province of Manitoba either become so authorized or resign in the manner and with the effect specified in Section 12.02.

12.16 Acceptance of Corporation

The Indenture Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

12.17 Trust Indenture Legislation

(a) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(b) The Corporation and the Indenture Trustee agree that each will at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

12.18 Privacy

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals' personal information (collectively, "**Privacy Laws**") applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other party to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Indenture Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given and upon which the parties can rely or are not required under the Privacy Laws. The Indenture Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Indenture Trustee agrees:

(a) to have a designated chief privacy officer;

(b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry;

(c) to use personal information solely for the purposes of providing the Indenture Trustee's services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual whose personal information is involved;

(d) not to sell or otherwise improperly disclose personal information to any third party; and

(e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

ARTICLE 13
FURTHER PROVISIONS CONCERNING THE INDENTURE TRUSTEE

13.01 Responsibility of Indenture Trustee

(a) At all times while any Debentures are outstanding, the Indenture Trustee shall have the following responsibilities hereunder:

(i) to keep the Corporation's Debenture ledgers, registers and branch registers of transfers and unissued Debenture certificates and, subject to such general and particular instructions as may reasonably from time to time be given to it by or under the authority of the Board of Directors of the Corporation (which shall be in the form of a Written Direction of the Corporation), the Indenture Trustee shall:

(A) record the particulars of all transfers of Debentures upon the appropriate register of transfers or branch register(s) of transfers;

(B) issue Debenture certificates to the Debentureholders entitled thereto, representing Debentures held by or transferred to them, respectively;

(C) maintain the registers of Holders and make such entries from time to time in the registers as may be necessary in order that the account of each Debentureholder may be properly and accurately maintained;

(D) furnish to the Corporation, at the Corporation's expense, upon its request, true and complete copies of such registers of Holders as it has in its possession or control for the purposes of carrying out the duties and obligations imposed on the Indenture Trustee by this Trust Indenture; and

(E) furnish to the Corporation, but at the Corporation's expense, at all times such statements, lists, entries, information and material concerning transfers and other matters herein prepared and undertaken by it, including all documents, papers, information and material as it may have and the Corporation may require;

(ii) forthwith upon receipt of sufficient moneys and Share certificates, as applicable, from the Corporation, to forward cheques and Share certificates, as applicable, representing payments of interest upon the Debentures to the Holders thereof in accordance with the provisions of Section 2.08 hereof;

(iii) provided the Indenture Trustee is at all material times the registrar and transfer agent for the Shares, to issue certificates for Shares and, if required, new Debentures, upon conversion of Debentures pursuant to the provisions of Article V hereof;

(iv) upon receipt of sufficient moneys upon the stated or accelerated maturity of the Debentures, to make all payments of principal or interest on the Debentures to the Holders thereof as provided in this Indenture:

(v) promptly as and when due to make such recordings and filings as may be required to satisfy any statutory or regulatory duty imposed upon the Indenture Trustee; and

(vi) to carry out any and all other obligations and responsibilities expressly imposed upon the Indenture Trustee pursuant to the provisions of this Indenture.

(b) All Debentures shall be effectively and interchangeably transferable on the appropriate principal register of transfers or on any appropriate branch register of transfers, regardless of where or when the certificates therefor shall have been issued, and entry of the transfer of any Debentures in the appropriate register of transfers or in any one appropriate branch register of transfers shall for all purposes be a complete and valid transfer.

(c) The Indenture Trustee may use its own judgment in the performance of its duties as agent for the Corporation, but at any time it may apply to the Board of Directors of the Corporation or an Officer of the Corporation or to such Counsel as the Corporation may from time to time determine, at the expense of the Corporation, for instructions or advice, and the Corporation will fully protect and hold the Indenture Trustee harmless from all liability for any action taken, or not taken, by the Indenture Trustee in accordance with or pursuant to such instructions or advice that may be given to it.

(d) The transfer of any Debentures in respect of a certificate presented to the Indenture Trustee may be refused by it until it is satisfied that such certificate is valid, that the endorsement thereon is genuine and that the transfer requested is legally authorized. The Indenture Trustee shall not incur any liability by refusing in good faith to effect any transfer which, in its judgment, is improper or unauthorized.

(e) The Indenture Trustee agrees to faithfully carry out and perform its duties hereunder and, on termination hereof and upon payment by the Corporation to the Indenture Trustee of all monies owing to the Indenture Trustee hereunder, to deliver over to the Corporation the registers and branch registers maintained by it and any documents connected therewith or with the Corporation transacted hereunder, and a receipt signed by an Officer of the Corporation shall be a valid discharge of the Indenture Trustee.

(f) The Indenture Trustee shall give to the Holders of Debentures, within 30 days after the occurrence thereof, notice of every Event of Default arising under this Indenture known to the Indenture Trustee, unless the Indenture Trustee in good faith determines that the withholding of such a notice is in the best interests of the Holders of the Debentures.

ARTICLE 14
SUPPLEMENTAL INDENTURES

14.01 Supplemental Indentures

(a) From time to time the Indenture Trustee may, and when the Corporation is authorized by a resolution of the Directors shall when required by this Trust

Indenture, execute, acknowledge and deliver by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(i) setting forth the adjustments in the application of the provisions of Article 5;

(ii) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Indenture Trustee, relying on counsel, prejudicial to the interest of the Holders;

(iii) giving effect to any Extraordinary Resolution passed as provided in Article 10;

(iv) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining a listing or quotation of the Debentures on any stock exchange, provided that such provisions are not, in the opinion of the Indenture Trustee, relying on counsel, prejudicial to the interests of the holders;

(v) adding to or altering the provisions hereof in respect of the ownership and transfer of Debentures, making provision for the exchange of Debentures, and making any modification in the form of the Debentures which does not affect the substance thereof;

(vi) modifying any of the provisions of this Indenture or relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that no such modification or relief shall be or becomes operative or effective if, in the opinion of the Indenture Trustee, relying on Counsel, such modification or relief impairs any of the rights of the Holders or of the Indenture Trustee

(vii) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions herein, provided that in the opinion of the Indenture Trustee the rights of the Indenture Trustee, acting on the advice of Counsel, and of the Holders are in no way prejudiced thereby; and

(viii) provided that the Indenture Trustee may in its uncontrolled discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Indenture Trustee when the same shall become operative.

ARTICLE 15
EXECUTION AND EFFECTIVE DATE

15.01 Execution

This Indenture may be executed in several counterparts, both as to the signing authorities for each party and for the parties themselves, all of which counterparts when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed those presents under their respective corporate seals and the hands of their proper officers in that behalf to be effective as at the date first above written.

SAN GOLD CORPORATION

Per: ______________________________

Per: ______________________________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ______________________________

Per: ______________________________

This Indenture may be executed in several counterparts, both as to the signing authorities for each party and for the parties themselves, all of which counterparts when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same *instrument.*

IN WITNESS WHEREOF the parties hereto have executed those presents under their respective corporate seals and the hands of their proper officers in that behalf to be effective as at the date first above written.

SAN GOLD CORPORATION

Per: ______________________________

Per: ______________________________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ______________________________

Per: ______________________________

SCHEDULE "A"

FORM OF DEBENTURE

The form of Debenture and the transfer, conversion and interest election panels thereon shall be in the English language substantially as follows:

(Form of Debenture)

Unless permitted under applicable securities legislation, the holder of the securities shall not trade the securities until •, 2007.

Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate (or into which such securities may be converted) may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until •, 2007.

[For U.S. Persons, persons in the United States or persons for the account or benefit of a U.S. Person or a person in the United States, the following legends are applied:]

THE DEBENTURES EVIDENCED HEREBY AND THE SECURITIES ISSUED UPON THE CONVERSION HEREOF OR ON THE PAYMENT OF INTEREST HEREON HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAW AND MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO SAN GOLD CORPORATION (THE "ISSUER"), (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE ACT PROVIDED BY RULE 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE ISSUER AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE ISSUER.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. AT ANY TIME THAT THE ISSUER IS A "FOREIGN ISSUER" (AS DEFINED IN RULE 902 OF REGULATION S UNDER THE ACT), A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE ISSUER UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE ISSUER, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE ACT AND, IF REQUESTED BY THE ISSUER OR ITS REGISTRAR AND TRANSFER AGENT, AN OPINION OF COUNSEL OF RECOGNIZED STANDING, EACH IN A FORM SATISFACTORY TO THE TRANSFER AGENT OF THE ISSUER AND THE ISSUER, TO THE EFFECT THAT SUCH SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE ACT.

SAN GOLD CORPORATION
(formed under the laws of Manitoba)

Series B 10% 2 Year Senior Secured Convertible Redeemable Debentures
(the "Debenture(s)")

Certificate Number: ________________ $____________________

San Gold Corporation (the "Corporation"), for value received, hereby promises to pay to the registered holder (the "Holder"),

•

on October 18, 2008, or on such earlier date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the Trust Indenture hereinafter mentioned, on presentation and surrender of this Debenture, the sum of

$____________________

in lawful money of Canada, at the office of the Indenture Trustee at Calgary, Alberta, at the option of the Holder, and to pay interest thereon from and including the date of issue at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each interest payment date.

As interest becomes due on this Debenture, (except interest payable at maturity which may be paid upon presentation and surrender of such Debentures for payment at the office of the Indenture Trustee hereinafter mentioned in Calgary), the Corporation shall cause to be sent by prepaid first class mail a cheque for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder, or, upon written notice to the Corporation in the form attached hereto a Share certificate issued to the Holder addressed to the Holder at its last address appearing on the register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or Share certificate, as applicable, shall be payable to or issued to the order of all such joint Holders and addressed to them at the last address appearing on the register, unless such other joint Holders otherwise direct. If more than one address appears on the register in respect of such joint Holders, the cheque or Share certificate, as applicable, shall be mailed to the first address so appearing. In the event of non-receipt of any cheque or Share certificate for interest by the Holder, the Corporation will cause to be issued a replacement cheque or Share certificate, as applicable, upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Debenture is one of the Debentures in lawful money of Canada issued under a Trust Indenture (herein referred to as the "Trust Indenture") dated as of October 18, 2006, between the Corporation and Computershare Trust Company of Canada, as Indenture Trustee. The maximum aggregate principal amount of Debentures which may be authorized under the Trust Indenture is $20,000,000. Reference is made hereby to the Trust Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Debenture is issued and the rights and remedies of the Holders of the Debentures, the Corporation and the Indenture Trustee with respect thereto, all the same effect as if the provisions of the Trust Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Debenture, by acceptance hereof assents.

The Debentures are issuable as fully registered Debentures in denominations of one thousand ($1,000) dollars and integral multiples thereof only. Upon compliance with the provisions of the Trust Indenture, Debentures of any authorized denominations may be exchanged for an equal

aggregate principal amount of Debentures in any other authorized denomination or denominations.

All Debentures issued under the Trust Indenture rank equally and ratably without priority or preference.

Upon and subject to the provisions and conditions of the Trust Indenture, the Corporation may redeem the Debentures at any time after the Date of Closing.

Upon and subject to the provisions and conditions of the Trust Indenture, each Holder of Debentures has the right at his option, exercisable at any time at least 15 days prior to any date for the payment of interest on the Debentures for any year(s) of the term of the Debentures other than in the case of a redemption or conversion of the Debentures (and subject to Subsection 2.09 of the Trust Indenture), to elect to receive interest payable for such year(s) in Shares rather than in cash. In order to so elect, a Holder must indicate his intentions by completing the Interest Election Form contained in the panel attached hereto and providing it to the Indenture Trustee at its principal office in the City of Calgary, Alberta before the commencement of the period of 15 days aforesaid prior to any interest payment date (other than in the case of a redemption or conversion). In the event that the holder receives notice that the Debentures are to be redeemed by the Corporation, the Debentureholder may elect to receive accrued and unpaid interest on the principal amount of the Debentures payable in Shares rather than cash by providing an Interest Election Form to the Indenture Trustee within 30 days of receipt of the notice of redemption of the Debentures from the Corporation. In the event that the Debentureholder elects to convert the Debentures into Shares as provided below, the Debentureholder may elect to receive accrued and unpaid interest on the principal amount of the Debentures payable in Shares rather than cash by providing an Interest Election Form to the Indenture Trustee at the same time as the Conversion Notice required to convert the Debentures into Shares.

Upon and subject to the provisions and conditions of the Trust Indenture, each Holder of Debentures has the right, at his option, at any time after October 18, 2007 (subject to Article 3 of the Trust Indenture), and prior to the Close of Business on or before October 18, 2008, to convert in whole or in part such Debentures (in integral multiples of $1,000) into Shares at the Conversion Price then in effect. In order to convert, a Holder must complete the Conversion Form attached hereto and surrender such Debenture to the Indenture Trustee at its principal office in the City of Calgary, Alberta.

The Debenture may only be transferred upon compliance with the conditions prescribed in the Trust Indenture on the register to be kept at the principal office of the Indenture Trustee in the City of Calgary, Alberta, and at such other place or places (if any) and/or by such other registrar or registrars (if any) as the Company with the approval of the Indenture Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Indenture Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate registers or noted on this Debenture by a proper registrar.

The Trust Indenture contains provisions making binding upon all Holders of Debentures outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the principal amount of the Debentures outstanding.

This Debenture and securities which may be acquired hereunder or received as interest have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or applicable state securities laws, and this Debenture may not be exercised by or on behalf of any "U.S. person", as such term in defined in Regulation S under the U.S. Securities Act, or a Person within the United States unless registered under the U.S. Securities Act or pursuant to an applicable exemption from registration under the U.S. Securities Act and applicable state securities laws and the Corporation has received an opinion of counsel of recognized standing to such effect in form and substance satisfactory to the Corporation; provided that an "accredited investor", as defined in Rule 501(a) of Regulation D under the U.S. Securities Act, that purchased the Debentures in the Corporation's private placement of Debentures in the United States, will not be required to deliver an opinion of counsel in connection with the conversion of such Debentures or the election to receive interest on such Debentures payable in Shares.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Indenture Trustee for the time being under the Trust Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meaning ascribed to such terms in the Trust Indenture.

In witness whereof the Corporation has caused this Debenture to be signed by its duly authorized officer as of the • day of •, 2006.

SAN GOLD CORPORATION

Per:_____________________________

THIS DEBENTURE IS NOT VALID UNTIL CERTIFIED BY THE INDENTURE TRUSTEE.

INDENTURE TRUSTEE'S CERTIFICATE

This Debenture is one of the Debentures referred to in the Trust Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA, Indenture Trustee

By:_____________________________
(Authorized Signature)

(Form of Transfer Panel)

Transfer Form

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfer unto:

Please insert social insurance number

(Please print name and address including postal code of assignee)

the within Series B 10% 2 year Senior Secured Convertible Redeemable Debenture issued by San Gold Corporation pursuant to a Trust Indenture dated as of October 18, 2006, and constitutes and appoints

attorney to transfer the said Debenture on the registers for the Debentures of the said Corporation, with full power of substitution in the premises.

Date:

Signature of Transferor: ______________________________

SIGNATURE GUARANTEE: The signature to this transfer must correspond with the name as recorded on the Debenture in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by an authorized officer of a Schedule I Canadian chartered bank or of a major Canadian trust company or by a medallion signature guarantee from a member recognized under the Signature Medallion Guarantee Program, or in accordance with industry standards.

____

Signature of Guarantor

(Form of Conversion Panel)

Conversion Form

The undersigned, being the registered holder of this Series B 10% 2 year Senior Secured Convertible Redeemable Debenture of San Gold Corporation, hereby irrevocable elects to convert

$__________________

principal amount of the attached Debenture into Shares at the applicable Conversion Price and hereby delivers such Debenture to the principal office of the Indenture Trustee in the City of Calgary, Alberta, Canada.

The undersigned represents, warrants and covenants to the Corporation and Computershare Trust Company of Canada, as Indenture Trustee, that, upon conversion of the principal amount of the attached Debenture stated above, the undersigned and its affiliates and associates and any person acting jointly and in concert with the undersigned or its affiliates and associates (all as determined in accordance with applicable Canadian securities laws and requirements of the TSX Venture Exchange or any other exchange upon which the Shares are listed) will not, after giving effect to such conversion, individually or collectively, beneficially own, or exercise control or direction over, 10% or more of the issued and outstanding Shares of the Corporation.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

A. ☐ The undersigned holder (a) at the time of conversion of the Debenture is not in the United States; (b) at the time of conversion of the Debenture is not a "U.S. Person" as defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and is not converting the Debenture on behalf of a "U.S. Person"; and (c) did not execute or deliver the exercise form for such security in the United States.

B. ☐ The undersigned holder (a) purchased the Debenture directly from the Corporation pursuant to a written subscription agreement for the purchase of the Debenture; (b) is converting the Debenture solely for its own account and not on behalf of any other person; and (c) is an Accredited Investor (as that term is defined in Regulation D under the U.S. Securities Act) both on the date the Debentures were purchased from the Corporation and on the date of conversion of the Debenture.

C. ☐ The undersigned holder has delivered a written opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available for the issue of the Shares issuable upon conversion of the Debenture.

Note: Certificates will not be registered or delivered to an address in the United States in the United States unless Box B or C above is checked.

Date: __________________________

Signature of Holder:____________________________

NOTE: If Box C is to be checked, holders are encouraged to consult with the Corporation in advance to determine that the legal opinion tendered in connection with exercise will be satisfactory in form and substance to the Corporation.

(Form of Interest Election Panel)

Interest Election Form

The undersigned, being the registered holder of a Series B 10% 2 year Senior Secured Convertible Redeemable Debenture of San Gold Corporation in the principal amount of $______ ________________________ represented by certificate number ______, hereby irrevocably elects to receive interest payable on the attached Debenture for the **(first year OR second year) [PLEASE CIRCLE YOUR CHOICE]** following the Initial Closing Date in Shares instead of cash. The Shares will be deemed to be issued to the holder of the Debenture represented by the said certificate at the Exchange Market Price on the first or second anniversary of the Initial Closing Date, as applicable.

This Interest Election Form must be provided to the Indenture Trustee at least 15 days prior to the applicable anniversary of the Initial Closing Date in order for the holder to receive interest on the Debenture in Shares rather than cash.

The undersigned represents, warrants and covenants to the Corporation and Computershare Trust Company of Canada, as Indenture Trustee, that, upon issuance of Shares as provided above, the undersigned and its affiliates and associates and any person acting jointly and in concert with the undersigned or its affiliates and associates (all as determined in accordance with applicable Canadian securities laws and requirements of the TSX Venture Exchange or any other exchange upon which the Shares are listed) will not, after giving effect to such issuance, individually or collectively, result in the undersigned beneficially owning, or exercising control or direction over, 10% or more of the issued and outstanding Shares. Any election by the undersigned to receive interest in Shares that would have such a result shall be deemed to be void and of no effect.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

A. □ The undersigned holder (a) at the time of election to receive interest on the Debenture in Shares instead of cash is not in the United States; (b) at the time of election to receive interest on the Debenture in Shares instead of cash is not a "U.S. Person" as defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and is not electing to receive interest on the Debenture in Shares instead of cash on behalf of a "U.S. Person"; and (c) did not execute or deliver the exercise form for such security in the United States.

B. □ The undersigned holder (a) purchased the Debenture directly from the Corporation pursuant to a written subscription agreement for the purchase of the Debenture; (b) is converting the Debenture solely for its own account and not on behalf of any other person; and (c) is an Accredited Investor (as that term is defined in Regulation D under the U.S. Securities Act) both on the date the Debenture was purchased from the Corporation and on the date of election to receive interest on the Debenture in Shares instead of cash.

C. □ The undersigned holder has delivered a written opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities

laws is available for the issue of the Shares issuable upon election to receive interest on the Debenture in Shares instead of cash.

Note: Certificates will not be registered or delivered to an address in the United States in the United States unless Box B or C above is checked.

Unless otherwise defined, all initially capitalized terms used herein shall have the meaning ascribed to such terms in the Trust Indenture.

Date: ____________________

Signature of Holder:____________________________

SCHEDULE "B"

(Form of Declaration for Removal of Legend)

TO: San Gold Corporation

AND TO: CIBC Mellon Trust Company as the registrar and transfer agent for the securities of San Gold Corporation

The undersigned (A) acknowledges that the sale of the securities of San Gold Corporation (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (B) certifies that (1) the undersigned is not an "affiliate" of the Corporation as that term is defined in Rule 405 under the U.S. Securities Act, a "distributor" or an affiliate of "distributor", (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed in, on or through the facilities of a "designated offshore securities market" (as defined in Rule 902 of the U.S. Securities Act) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any "directed selling efforts" in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing-off" the resale restrictions imposed because the securities are "restricted securities" as that term is described in Rule 144(a)(3) under the U.S. Securities Act, (5) the seller does not intend to replace such securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Unless otherwise specified, terms set forth above in quotation marks have the meanings given to them by Regulation S under the U.S. Securities Act.

DATED:

[Seller]

By: ______________________________

Name:
Title:



A.C.A. HOWE INTERNATIONAL LIMITED
Mining and Geological Consultants

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES AS OF DECEMBER 1, 2006 RICE LAKE PROJECT RICE LAKE GREENSTONE BELT BISSETT, MANITOBA, CANADA FOR SAN GOLD CORPORATION.

Howe Report 902

Peter T. George, P. Geo.,
Consulting Geologist
December, 2006

330 Bay Street, Suite 830, Toronto, Ontario M5H 2S8
T:(416) 368-7041 F:(416) 368-2579 E:howe@acahowe.ca

A.C.A. HOWE INTERNATIONAL LIMITED
Mining and Geological Consultants

Date Issued: December 11, 2006

Report Number 902

Clients Reference: San Gold Corporation

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES AS OF DECEMBER 1, 2006, RICE LAKE PROJECT, RICE LAKE GREENSTONE BELT, BISSETT, MANITOBA, CANADA, FOR SAN GOLD CORPORATION.

Prepared By:

Peter T. George Geologist. P. Geo. Consulting Geologist

This report has been prepared by A.C.A. Howe International Limited with all skill, care and due diligence, within the terms of the contract with the Client.

330 Bay Street, Suite 830, Toronto, Ontario M5H 2S8
T:(416) 368-7041 F:(416) 368-2579 E:howe@acahowe.ca

TABLE OF CONTENTS

Page

FIGURES

TABLES

APPENDICES

SUMMARY

A. C. A. Howe International Limited ("Howe") has been retained by San Gold Corporation (the "Company") to prepare a technical report (the "Report") relating to the economic feasibility of the reserves and resources of the Rice Lake Mine and the San Gold #1 Zone and to complete an initial third-party estimate of resources in the San Gold #2-3 Zones and the Cartwright Zone. The Report will be prepared in accordance with the Guidelines set out in National Instrument 43-101 and NI Form 43-101F1.

It is Howe's understanding that this Report will be used by the Company to meet regulatory requirements for an independent third-party study relating to the economic feasibility of reserves and resources of the operating Rice Lake Mine and San Gold #1 Zone and as an initial independent evaluation of the resources in the San Gold # 2-3 and Cartwright Zones. The Report will be filed with the regulatory authorities and posted on SEDAR and may be used by the Company for financing purposes or for presentation to financial advisors of the Company.

Since acquiring the Rice Lake Mine from Harmony Gold Mining Company Ltd. of South Africa in 2004 the Company has successfully become a gold producer with reserves and resources established in 5 mineralized zones on the property, two of which, the Rice Lake Mine and the San Gold #1 Mine are currently in operation.

RESOURCE AND RESERVE SUMMARY

	Tons	**Grade Oz./ton**	**Contained Ounces**
RESERVES			
Rice Lake Mine			
Proven Mineral Reserves	389,600	0.26	98,970
Probable Mineral Reserves	597,100	0.28	162,700
Total Proven plus Probable Reserves	**986,700**	**0.28**	**261,670**
San Gold #1 Mine			
Proven Mineral Reserves	75,950	0.14	10,280
Probable Mineral Reserves	180,150	0.26	47,100
Total Proven plus Probable Reserves	**256,100**	**0.22**	**57,380**
Cartwright Zone			
Probable Mineral Reserves	**54,700**	**0.27**	**14,720**
Rice Lake Project Total Reserves	**1,297,500**	**0.26**	**333,770**
Note –the measured and indicated resources include the proven and probable reserves			
RESOURCES			
Rice Lake Mine			
Measured Mineral Resources	320,100	0.28	88,530
Indicated Mineral Resources	644,000	0.29	186,770
Total Measured and Indicated Resources	**964,100**	**0.29**	**275,300**
Inferred Mineral Resources	1,879,500	0.29	551,620
San Gold #1 Mine			
Measured Mineral Resources	69,000	0.15	10,280
Indicated Mineral Resources	214,200	0.24	52,150
Total Measured and Indicated Resources	**283,200**	**0.22**	**62,430**
Inferred Mineral Resources	936,500	0.22	206,900
Cartwright Zone			
Indicated Mineral Resources	136,200	0.22	29,830
Inferred Mineral Resources	1,761,200	0.22	388,940
San Gold #2-3 Zones			
Indicated Mineral Resources	173,100	0.20	35,320
Inferred Mineral Resources	195,600	0.26	50,210
Rice Lake Project Total Measured plus Indicated	**1,556,600**	**0.26**	**402,880**
Rice Lake Project Total Inferred Resources	**4,772,800**	**0.26**	**1,197,670**
Note –the measured and indicated resources include the proven and probable reserves			

It is anticipated that the mine will achieve planned production of 800 tons per day by the end of the second quarter of 2007. Howe concludes that the additional resources identified in the Cartwright and San Gold # 2-3 zones will allow their development to occur over the next two years and that subsequently the mill will reach full capacity of 1,250 tons per day by January 2009.

Howe has reviewed the economics of the project and concludes that it is economically viable based on the proven and probable reserves which provide a 5-year mine life.

Howe concludes that it is probable that sufficient (50%) of the inferred resources will be converted to reserves, to provide a minimum 10-year mine life.

The following table summarizes key financial parameters for the project based on Howe's economic evaluation. Parts of the financial evaluation include inferred resources and for years beyond 2009 the financial evaluation includes inferred mineral resources. ***Mineral resources that are not mineral reserves do not have demonstrated economic viability and there is no certainty that the results of the economic analysis will be realized.*** It has been assumed that inferred resources will be converted to measured and indicated resources which would allow Rice Lake Project economic factors to be applied to them which, would allow them to be converted to proven and probable reserves. All of the development capital required to convert the inferred resources to reserves and develop those resources has been included in the financial evaluation.

Further, Howe is of the opinion that the operating costs used in the economic analysis in this Report are conservatively high as they are based on the historic operating costs of the Rice Lake Mine, which is a deep, shaft and internal shaft accessed operation. The San Gold #1 Mine, for at least the next ten years, will be a ramp accessed, relatively shallow (less than 1,000 feet below surface) operation. The same will apply to the Cartwright and San Gold #2-3 zones. By the end of 2007 after a full year of operations, the Company will be able to better quantify their overall operating costs and then apply that information to a reassessment of their resource and reserve economics.

Howe concludes that by year-end 2007 the project economics will have been significantly improved by overall reduction in project operating costs compared to the operating cost assumptions used in this Report.

SUMMARY OF KEY ECONOMIC RESULTS
(Canadian dollars unless indicated otherwise)

	Reserves Only	**Reserves plus Resources**
Life of Mine ("LOM")	5	Minimum 10 years
LOM Tons Mined	1,286,600	3,945,600
LOM Ounces Gold Produced	315,200	927,360
LOM Average Assumed Gold Price	US$ 600	US$ 600
LOM Average Breakeven Gold Price	US$ 353	US$ 377
Total Revenue	$217,015,200	$638,487,400
Total Operating Costs	$112,342,500	$344,526,400
Operating Revenue	$104,672,700	$293,961,000
Capital Costs	$ 14,996,500	$ 55,995,900
EBITDA	$ 89,676,200	$237,965,100
Estimated Taxes	$ 27,235,400	$ 88,266,000
Cash Surplus after tax	$ 62,440,800	$149,699,100

Howe concludes that this is a mature mining property that still has significant potential and warrants an intensive program of ongoing exploration and development.

Howe concludes that no additional surface drilling is required at Cartwright to justify beginning an underground program to initiate underground delineation of the resources and to establish proven and probable reserves. The Company has identified a location to collar the ramp opening, which would be within 500 feet of the Rice Lake Mill and once in operation would mean that ore could be delivered directly to the mill via the proposed ramp.

As with all mining projects, there are inherent economic risks due to factors beyond the control of the Company, gold prices and dollar exchange rates being the most critical. In Howe's opinion gold prices are unlikely to establish new

lows below the $US450 dollar mark in the foreseeable future and therefore concludes that the project should be economically stable.

An additional problem that is currently affecting the mining industry is a shortage of trained mining personnel. To mitigate this problem, and to provide employment to persons living in the immediate area, the Company has established a training program for First Nations persons and currently has a significant number of them on the payroll.

Howe recommends that the Company immediately commence development of a ramp to access the Cartwright Zone and initiate sufficient development work to establish proven and probable reserves along the 2000-foot strike length between the 9600 and 9100 levels (400 to 500 feet below surface) that was extensively and successfully drilled during the summer of 2006.

The initial program will require approximately 3,400 feet of ramp access to the 9500 level in the central part of the Cartwright Zone. It is recommended that 2000 feet of development heading (8x10) be established within the SAM unit on the 9500 level to provide access for detailed drilling laterally to the north and south of the drift. It is also recommended that crosscuts be established on the north side of the 9500 level development drift at 100 foot intervals to provide access for drill tests between the 9500 level and the 9100 level.

This Cartwright program is estimated to cost approximately $4 million over a 24-month period and it is anticipated that it will significantly improve the confidence level in the mineral resource estimates.

The ongoing capital budget over the ten-year mine scenario is described and budgeted in detail in Appendix 6 (including the ongoing Cartwright budget).

At San Gold #2-3 Howe concludes that there is room for additional drilling prior to initiating development of ramp access into the zone. Howe recommends, as there are areas that have only been sparsely drilled, that a program of in-fill drilling between surface and 700 feet below surface be undertaken during the winter of 2007. This drilling will provide additional resource information that might have an impact upon where a development ramp should be located.

Howe would further recommend that the Company continue to fund general surface exploration programs as their geological staff has been very successful over the past three years in the discovery of new zones along the Rice Lake trend.

1.0 INTRODUCTION

1.1 GENERAL

A. C. A. Howe International ("Howe") has been retained by San Gold Corporation "(the Company") to prepare a technical report ("the Report") relating to the economic feasibility of the reserves and resources of the Rice Lake Mine and the San Gold #1 Zone and to complete an initial third-party estimate of resources in the San Gold #2-3 Zones and the Cartwright Zone.

The Company was formed by the amalgamation of San Gold Resources Corp. and Gold City Industries Ltd. on June 30, 2005. The Company's predecessor companies were 50:50 partners in Rice Lake Joint Venture Inc. ("RLJV"), which was formed to acquire and hold 100% interest in the Rice Lake Project ("the Project"). The Project consists of the San Gold Mineral Property as well as the assets of Rice Lake Gold Corporation (formerly Harmony Gold (Canada) Inc.). All of the shares of Rice Lake Gold Corporation were acquired by RLJV from Harmony Gold Mining Company Ltd. ("Harmony") of South Africa on March 29, 2004 for a price of $7,592,055, which was payable in cash and securities of San Gold Resources Corp. and Gold City Industries Ltd.

Rice Lake Gold Corporation is a wholly owned subsidiary of the Company and the assets consists of the Rice Lake Mine (formerly known as the Bissett Mine in recent decades and as the San Antonio Mine from 1932 to 1968), a modern mill capable of processing 1250 tons of ore per day, modern surface infrastructure including a licensed tailings management facility, and Manitoba Mineral Lease 63, which is comprised of 482.4 hectares around the Rice Lake Mine.

The San Gold Mineral Property is comprised of 65 mining claims covering an area of 6761 hectares. The claims are located to the east, south and west of Mining Lease 63. The San Gold #1 mine and the San Gold #2 and #3 deposits are located on the San Gold Mineral Property.

1.2 TERMS OF REFERENCE

A. C. A. Howe International Limited ("Howe") has been retained by the Company to prepare a technical report ("the Report") relating to the economic feasibility of the reserves and resources of the Rice Lake Mine and the San Gold #1 Zone and to complete an initial third-party estimate of resources in the San Gold #2-3 Zones and the Cartwright Zone. The Report will be prepared in accordance with the Guidelines set out in National Instrument 43-101 and NI Form 43-101F1.

It is Howe's understanding that this Report will be used by the Company to meet regulatory requirements for an independent third-party study relating to the economic feasibility of reserves and resources of the operating Rice Lake Mine and San Gold #1 Zone and as an initial independent evaluation of the resources in the San Gold # 2-3 and Cartwright Zones. The Report will be filed with the regulatory authorities and posted on SEDAR and may be used by the Company for financing purposes or for presentation to financial advisors of the Company.

Howe is an international geological and mining consulting firm, which was incorporated in the Province of Ontario in 1966 and has continuously operated under a "Certificate of Authorization" to practice as Professional Engineers (Ontario) since 1970. Howe provides a wide range of geological and mining consulting services to the international mining industry, including geological, evaluation and valuation reports on mineral properties. The firm's services are provided through offices in Toronto, Canada, and London U.K.

The report was prepared by Mr. Peter George, B.Sc., P.Geo., associate consulting geologist with Howe. Mr. George has over 40 years experience in the mining industry including extensive experience in the gold exploration and mining sector in Canada.

San Gold has accepted that the qualifications, expertise, experience, competence and professional reputation of Howe's Principals and Associates are appropriate and relevant for the preparation of this Report. San Gold has also accepted that Howe's Principals are members of professional bodies that are appropriate and relevant for the preparation of this Report.

Neither Howe nor the author of this Report (nor family members or associates) have a business relationship, or expect to have one, with San Gold or any associated company, nor with any company mentioned in the Report which is likely to materially influence their impartiality or create the perception that the credibility of the Report could be compromised or biased in any way. The views expressed herein are genuinely held and deemed independent of San Gold.

Moreover, neither the author of the Report nor Howe (nor their family members nor associates) have any financial interest in the outcome of any transaction involving the properties considered in this Report, other than the payment of normal professional fees for the work undertaken in their preparation (which are based upon hourly charge-out rates and reimbursement of expenses). The payment of such fees is not dependent upon the content or conclusions of either this Report, or any consequences of any proposed transaction.

1.3 SOURCES OF INFORMATION

In preparing this Report, Howe reviewed geological reports and maps, miscellaneous technical papers, company letters and memoranda, and other public and private information as listed in Section 14 References at the conclusion of this report. Howe has assumed that all of the information and technical documents reviewed and listed in the References are accurate and complete in all material aspects. While Howe carefully reviewed all of this information, Howe has not conducted an independent investigation to verify its accuracy and completeness. Howe has only reviewed the land tenure in a preliminary fashion, and has not independently verified the legal status or ownership of the Property or the underlying agreements and is relying on San Gold and 3rd party professionals for this information.

San Gold has warranted that a full disclosure of all material information in its possession or control has been made to Howe. San Gold has agreed that neither it nor its associates will make any claim against Howe to recover any loss or damage suffered as a result of Howe's reliance upon San Gold. San Gold has also indemnified Howe against any claim arising out of the assignment to prepare this Report, except where the claim arises as a result of any proved wilful misconduct or negligence on the part of Howe. This indemnity is also applied to any consequential extension of work through queries, questions, public hearings or additional work required arising out of the engagement.

San Gold has reviewed draft copies of the Report for factual errors. Any changes made as a result of these reviews did not involve any alteration to the conclusions made. Hence, the statement and opinions expressed in this document are

given in good faith and in the belief that such statements and opinions are not false and misleading at the date of this Report.

Howe's opinion is provided solely for the purpose outlined in Section 1.1 and 1.2. Pursuant to NI 43-101 Companion Policy 43-101CP, Section 2.1, primary responsibility for public disclosure of this Report or excerpts from it remain with the Company and its directors and officers and the onus is on the Company and its directors and officers to ensure that any disclosure related to this Report is consistent with the content of the Report. In the event that Howe is asked to review public disclosure that the Company intends to make it will do so, however, the decision whether or not to charge a fee for such review will be at Howe's sole discretion.

Howe reserves the right, but will not be obligated to revise this Report and conclusions if additional information becomes known to Howe subsequent to the date of this report.

1.4 SITE VISIT

Mr. Peter George visited the site most recently during the period October 1 to 6, 2006 and in addition made site visits to the San Gold #1 zone on March 20 to 22, 2005 and to the adjoining Rice Lake Mine during the period November 1 to 7, 2001 and February 18 to 24, 2002. These site visits related to previous Howe reports on the property that are cited in this Report.

Howe's extensive experience in Archean lode gold deposits in Canada, including that gained from prior investigations of other gold deposits throughout the world, was also drawn upon.

1.5 UNITS OF MEASURE AND CURRENCY

All units of measurement used in this Report are Imperial unless otherwise stated. All historical data for the Rice Lake Project are in Imperial units of measure because of the extensive operating history of the Rice Lake Mine (1932 to 1968). Gold values are reported in ounces per short ton ("oz/T Au"). The Canadian dollar is used throughout this Report unless otherwise stated. At the time of writing this report exchange rate for conversion of U.S. dollars to Canadian dollars was US$1: C$1.15.

2.0 RELIANCE ON OTHER EXPERTS

Howe has relied on information available in the public domain (SEDAR and other government agencies) relating to land tenure, corporate information and underlying agreements and has not independently verified the legal status or ownership of the Property or the underlying agreements and therefore disclaims any liability for such information presented in this Report.

Howe has relied on data provided by qualified persons (as defined in NI 43-101) who are employees of the Company. In Howe's professional opinion these qualified persons are competent and, other than errors or omissions that may inadvertently occur, have provided Howe with all of the data necessary for Howe to complete this Report.

Howe had also applied its general experience and more importantly its past experience relating to the Project to its evaluation of the data and is of the opinion that there are no material deficiencies in the database.

3.0 PROPERTY DESCRIPTION AND LOCATION

3.1 PROPERTY DESCRIPTION

The Project area is comprised of Mining Lease 63 covering an area 715.0 hectares around the Rice Lake Mine and 40 contiguous mining claims covering an area of 3,629 hectares contiguous to Mineral Lease 63. An additional 25 non-contiguous mining claims covering an area of 3,132 hectares are located to the west of Mineral Lease 63.

The mining claims are listed in Table 3.1.

3.2 PROPERTY LOCATION

The Rice Lake Project is located in southeastern Manitoba, approximately 230-road kilometres north-northeast of Winnipeg, east of Lake Winnipeg on the north shore of Rice Lake, in the town of Bissett (Figures 6.1 and 6.2). Bissett can be reached via Winnipeg by all weather Provincial Trunk Highways and Provincial Roads. A small emergency gravel airstrip is situated 19km east of Bissett. Rice Lake serves as a base for float-equipped aircraft during the summer months.

The locations of all known mineralized zones, mineral resources, mineral reserves, and mine workings, tailings ponds, waste deposits, etc., are shown on various figures in other sections of the Report.

3.3 PROPERTY, OTHER OBLIGATIONS

The only other obligations relating to the property are a number of claims (see Table 3.1) that have 3% Net Smelter Return royalties.

All permits necessary to operate a mining operation are in-place, including environmental closure plans. Environmental considerations are discussed in Section 10.4.

TABLE 3.1

RICE LAKE PROJECT LAND HOLDINGS

MINERAL LEASE 63 **715.0 hectares**

Claim No.	Claim Name	Area (hectares)	Claim No.	Claim Name	Area (hectares)
Contiguous Claims East of and contiguous to Mineral Lease 63					
CB11074	Rice No 4*	31	W44512	Nupic 17 Fr	7
MB1846	Jade 3*	16	W44513	Nupic 18	9
MB1847	Jade 4*	16	W44514	Nupic 19	17
MB2101	Bub 1	128	W44515	Nupic 20	17
MB2102	Bub 2	128	W46385	Rice No 5*	17
MB2103	Bub 3	192	W48116	Alix	121
MB2104	Bub 4	128	W48245	Karen	80
MB2105	Bub 5	192	W48247	Zorro	17
MB2106	Bub 6	192	W48765	Bissett 1*	64
MB4563	Van	93	W48796	Bissett*	240
MB5465	AAA	89	W48797	Rice 45*	128
MB5932	Jill Fr	1	W49440	Jade*	219
W44496	Nupic 1 Fr	17	W49441	Jade 2*	195
W44497	Nupic 2 Fr	15	W49484	Bissett 3 Fr*	15
W44498	Nupic 3	17	W50355	Jade #1*	222
W44499	Nupic 4	9	W52840	Flash	205
W44500	Nupic 5	9	W53314	San 1*	137
W44501	Nupic 6	16	W53803	San 4*	240
W44502	Nupic 7	19	W53846	San 2*	192
W44509	Nupic 14	19	W53847	San 3*	192
* these claims have a net smelter royalty of 3%					
Claims to SE of Mineral Lease 63 in the Gem Lake Area					
MB3737	Bill 100	178	MB3960	Bill 98	168
MB3738	Bill 50	120	MB3861	Bill 99	100
MB3950	Bill 90	131	MB4423	San 6	128
MB3951	Bill 91	141	MB4425	San 8	256
MB3952	Bill 92	135	MB4498	San 9	192
MB3953	Bill 93	192	MB5935	San 18	207
MB3954	Bill 94	192	MB6134	San 21	96
MB3955	Bill 95	160	P2169F	San 11	144
MB3956	Bill 96	160	P2170F	San 12	34
MB3957	Bill 97	120			
Isolated Claims to S and W of Mineral Lease 63					
MB5931	Ross Fr	3	MB6137	San 24 Fr	6
MB6135	San 20	168	MB6138	San 23	87
MB6136	San 22 Fr	8	MB4423	Rick Fr	6

4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPY

4.1 ACCESSIBILITY

Bissett can be reached via Winnipeg by all weather Provincial Trunk Highways and Provincial Roads. A small emergency gravel airstrip is situated 19km east of Bissett. Rice Lake serves as a base for float-equipped aircraft during the summer months.

4.2 CLIMATE AND PHYSIOGRAPHY

Average relief in the property area is in the order of approximately 30 to 50 metres with elongate outcrop ridges separated by low lying ground with swamps, rivers and lakes.

This area of eastern Manitoba has average annual precipitation of approximately 430 mm of rain. Winter snow accumulations of up to 145 cm occur between October and March. Average winter temperature is -16°C with extended periods of -20 to -25°C. Average summer temperature is 16°C.

The vegetation consists of typical Canadian Shield boreal forest. Poplar, balsam, spruce, and pine are the dominant tree species.

Outcrop exposure is excellent in most areas although there is a thin veneer of organics and lichen growth that inhibits detailed observations.

4.3 LOCAL RESOURCES AND INFRASTRUCTURE

Bissett is an established mining community with a population of 340 people. Mining supplies, equipment and services and a skilled mining and mineral exploration workforce are readily available in the southern Manitoba area. The Company has a training program in-place to provide job opportunities to local First Nations persons.

Manitoba Hydro provides electrical power. Fuel is trucked in from Winnipeg. There is abundant water in the area.

The Company own a 100% interest in the operating Rice Lake Mine and San Gold #1 Mine with a modern 1,250 ton per day processing plant and a fully permitted tailings management facility. The Rice Lake Mine is fully developed to the 4730 level (5,270 feet below surface) with measured resources of 320,100 tons at a grade of 0.28 ounces gold per ton and indicated resources of 643,900 tons at a grade of 0.29 ounces gold per ton for a total measured plus indicated resource of 964,100 tons grading 0.29 ounces gold per ton. Inferred resources total 1,881,200 tons grading 0.29 ounces of gold per ton. The zone is open at depth below the lower mine level.

The San Gold #1 Mine currently has ramp access to 400 feet below surface with stope development underway above 400 feet and continued ramp development ongoing. Indicated resources are 283,200 tons at a grade of 0.22 ounces per ton and inferred resources of 936,500 tons at a grade of 0.22 ounces of gold per ton.

5.0 PROJECT HISTORY

The following summary of the Project history is subdivided into the Rice Lake Mine property and the San Gold Minerals property for the period prior to June 2005 when each was a separate operating entity with different historic ownership

5.1 PERIOD 1912 TO 2005

5.1.1 Rice Lake Mine Property

The Rice Lake Greenstone Belt is located at the west end of the Uchi Subprovince of the Archean aged Superior Province of the Canadian Shield (Figure 6.1). The original discovery of gold on the San Antonio property was made in 1911.

The first attempt at underground development on the San Antonio property was in 1927 when the No. 1 exploration shaft was sunk to 164 feet and No.2 shaft (3 compartment) was sunk to 300 feet. Approximately 2,000 feet of lateral development was completed in 1927. Results were not up to expectations, however, during 1928 the syndicate proceeded to deepen the No. 2 shaft to 600 feet and the No. 1 vein was discovered on the 600 foot-level. It was not

until 1929 when the No. 09 vein was discovered on the 725 foot-level that economic viability of the project became apparent.

Sufficiently encouraging underground results were obtained by 1931 that the new San Antonio Gold Mines Ltd. commenced construction of a mill and power line and production began in May 1932 at a rate of 150 tons per day, increasing to 350 tons per day in 1935 and to 550 tons per day by 1948.

Access to the mine was primarily by the No. 1 shaft (now called the A-Shaft) and four internal winzes 3A, 3B, 3C.

Underground development was by driving footwall drifts on each level. Flat drill holes on 50 foot centres were used to establish the location of veins on the level prior to establishing drifts along the full length of ore zones. Mining was by the shrinkage method with a minimum mining width of 4 feet.

The 550 ton per day mill was comprised of a crushing plant located adjacent to the collar of the main shaft (now known as A-Shaft) with a conveyor to the mill building. Following the ball mill circuit, concentrating and blanket tables and an amalgam table recovered about 12% of the total gold. The tails from the gravity circuit then went through a standard Merrill Crowe cyanide plant to recover the balance of the gold.

The mill superintendent (Reynolds 1942, p.16-17) noted that without the gravity circuit, coarse free gold would build up in the circuit and erratic high tailings losses would occur.

The surface hoist was destroyed by fire in July 1968 and production ended. San Antonio Mines Ltd. declared bankruptcy and the assets were acquired by New Forty Four Mines. In 1980 the San Antonio mill was destroyed by fire.

In 1980 Brinco Mining Limited entered into a joint venture with New Forty Four Mines. Brinco undertook a program of underground exploration drilling during the period 1980-83 and about 100,000 tons were mined and trucked to Flin Flon for processing. Brinco earned a 100% interest in the project, however, after 1983 did no significant work.

In 1987 an Inco subsidiary entered into an agreement with Brinco and completed over 20,000 feet of drilling. Inco opted out of the venture in 1988.

In 1989 Rea Gold Corp. acquired the property from Brinco.

Wright Engineers and Dolmage Campbell completed a due diligence study for Rea Gold prior to acquisition of the project in 1989. At that time the reserve was estimated to be 1,225,642 tons grading 0.22 ounces gold per ton. A prefeasibility study by Kilborn Engineering in 1993 recommended that the mineable reserve base needed to be increased prior to making a production decision.

In 1994 Rea Gold undertook a $3.1 million underground rehabilitation and exploration program to gain access to the lower levels of the mine and delineate additional mineable reserves. This program resulted in an increase in mineable reserves to 1,976,901 tons grading 0.21 ounces gold per ton.

A feasibility study was completed by Rea Gold and Simmons Engineering in 1995 and construction and development towards a 1,000 ton per day operation was initiated. Rea Gold established a new mine access system that significantly streamlined the mining operation. Historically the mine was accessed by the A-shaft followed by 3 internal winzes (B-Shaft, C-Shaft, and D-Shaft). Ore from the D-Shaft area had to be trammed and hoisted 4 times to get it to the surface. Rea Gold deepened the A-Shaft to link it directly with the upper level of the D-Shaft area thereby eliminating two cycles of tramming and hoisting.

By 1997 Rea Gold had established a modern, 1,000 tonne per day gold mining and processing facility at a total cost of approximately $90 million. Prior to production commencing Rea Gold was placed into receivership and the receiver put the assets up for sale. Harmony was the successful bidder and took over the project in 1998.

After acquiring the assets from the receiver, Harmony Canada invested approximately $30 million to establish a ramp system in the lower part of the D-Shaft area in order to establish a longhole stoping operation. Harmony operated the mine for three years (See Table 3.1) and put the project on a care and maintenance status in August 2001.

The longhole mining method was not applicable to this type of deposits. When compared to the San Antonio shrinkage mining operation, the Harmony operation produced less ounces from more tons per day and failed to achieve the corporate objectives of the parent company Harmony Gold Mines Limited of South Africa.

In January 2002 Harmony entered into an option agreement with Wildcat Exploration Ltd. ("Wildcat") of Winnipeg, Manitoba. Wildcat's objective was to re-establish the mine as a 550 ton per day shrinkage stope operation delivering ore to a surface stock pile to feed the 1,000 ton per day mill with the mill operating on a 2 weeks on-2 weeks standby cycle.

In April 2002 Howe (Titaro et al 2002) completed a report on the Harmony assets, which included an audit of the resources and reserves, a review of the operating and capital costs, and preparation of a financial evaluation of the economic feasibility of reopening the Rice Lake Mine. Howe concluded that a viable shrinkage mining operation could be operated at a mining rate of 550 tons per day (200,000 tons per year), delivering ore to a surface stockpile to feed the 1,250 ton per day mill with the mill operating on a 2 weeks on, 2 weeks off cycle. Gold was then at US$300 per ounce. Howe further concluded that based on well-founded historical estimation practices at the Bissett Mine, that as of April 2001 the mine has measured and indicated resources of 1,267,175 tons grading 0.26 ounces gold per ton plus inferred resources of 734,700 tons grading 0.31 ounces of gold per ton. All of the above mentioned resources are situated above the 4630 Level (5,370 feet below the collar of A-Shaft) of the mine in the D and C-Shaft areas.

Within the measured and indicated resources, Howe concluded that the Bissett Mine currently has proven and probable mineable reserves of 901,800 tons with an average grade of 0.27 ounces gold per ton. In determining this reserve base Howe used dilution, cutting and cut-off practices based on over 38 years of mining on the property. All of these reserves have development drifts on the vein and all are accessible on levels within the C and D Shaft areas of the mine.

Wildcat was unable to complete the acquisition of the Rice Lake Mine and in March 2004 the predecessor companies of the Company successfully acquired the assets from Harmony.

Table 3.1 presents a summary by year of mining activity at the Bissett Mine.

5.1.2 San Gold Minerals Property

The following summary of the exploration history on the San Gold Minerals Property is taken from a report by Rhys and Brommeland (2001).

In 1934 Normandy Mines Limited located the Normandy #1, #2, and #3 showings. Normandy undertook a stripping and trenching program and subsequently conducted 3,000 feet of drilling on the showings and under the east end of Rice Lake during the winter of 1934-35 but no values of interest were noted (Stockwell, 1938). In 1935 Normandy Mines Limited reorganized as Normandy Gold Mines Limited and held the property until 1944 when it was assigned to Sannorm Mines Limited and a 21-year lease was issued for the property.

Sannorm Mines Limited conducted a magnetometer survey on the property in 1945 (Wright 1946). Subsequently, 20,000 feet of diamond drilling was completed in 37 holes over a 3,000-foot strike length. A mineralized zone, which was termed the San Norm Prospect, was identified and traced along a strike length of 600 feet and to a vertical depth of 1,100 feet. Wright (1946) reports average intersection widths of 4.5 feet and gold grades of 0.288 ounces per ton in this area. In 1947 surface facilities were built at the site and a shaft was collared to a depth of 25 feet. However, by 1948 work was suspended on the property as a supply of fuel could not be obtained for the power plant and conditions in the gold industry made it difficult to obtain financing. Work resumed in 1949 when 11 diamond drill holes totalling 3,932 feet were completed. Citing similarities to the adjacent Sàn Antonio mine (now the Bissett mine), Wright (1949) recommended that a series of long holes be drilled and a shaft to 1,000 feet with several levels be completed. The recommendations were never carried out.

Sannorm Mines Limited reorganized to form Consolidated Sannorm Mines Limited in 1952. Sylvanite Gold Mines reviewed the property data but did not pursue further exploration or development. Little exploration was conducted on the property in the 1960's with the exception of a geophysical survey that was conducted in 1961 (Nielson, 1983). The type of survey and results are unknown. In 1965 the lease on the property was renewed for another 21 years.

The Sannorm lease was cancelled in 1971 and was restaked by C. Wynne and assigned to Wynne Gold Mines Ltd. In 1974 Wynne Gold Mines Ltd. drilled 5 holes totalling 3,923 feet (Busch 1986a) at the San Norm prospect, but no core was split for assay. A further 7 holes (total 3,610 feet) were drilled in 1978 and 1979 in the area of the 1974 drilling. No significant values were intersected (Busch 1986b).

Orenda Resources Limited acquired the property in 1985. In 1985 and 1986 they completed a magnetometer survey, an induced polarization survey, compilation of previous work, and a 7 diamond drill holes totalling 1,803 feet. A VLF

electromagnetic survey and 10 diamond drill holes totalling 2,803 feet were completed in 1987. The 1986 and 1987 drilling by Orenda confirmed two gold bearing zones along a 4,300 foot strike length within the Normandy Creek shear zone at the San Norm prospect, termed the A and B Zones by Busch (1986a).

Bakra Resources Ltd. acquired the property option in 1988 and drilled 8 diamond drill holes totalling 2,999 feet at the San Norm Prospect. They followed up with a 1989 drill program of 12 holes totalling 4,292 feet.

TABLE 5.1
RICE LAKE MINE – YEARLY STATISTICS

YEAR	RESERVES MILLED						RESERVES				NOTES
	bullion ozs	% recovery of head grade	% recovery of stope grade	tons milled	average tons/day	head grade oz./ton	contained oz.	tons reserves	years of	grade oz./ton	
1927	27,008	181%	169%	30,419	83	0.49	34,992	74,450	2.4	0.47	Mill starts May 1932
1933	22,720	95%	94%	55,677	153	0.43	63,140	154,000	2.8	0.41	
1934	21,638	93%	90%	64,294	176	0.36	87,750	225,000	4.2	0.39	Gold fixed at $35/oz. from $20/oz
1935	32,250	92%	96%	102,712	281	0.34	77,070	226,675	3.0	0.34	
1936	29,040	96%	86%	112,416	308	0.27	59,351	197,836	2.1	0.30	
1937	30,035	93%	93%	115,765	317	0.28	71,824	256,516	2.3	0.28	Discovered 38 vein
1938	31,257	95%	96%	117,376	322	0.28	96,184	343,515	3.0	0.28	
1939	34,242	94%	94%	117,787	323	0.31	152,361	491,486	4.2	0.31	Start of World War 2
1940	36,745	94%	93%	122,365	335	0.32	242,150	756,718	6.4	0.30	
1941	43,121	95%	94%	138,097	378	0.33	312,501	945,609	7.5	0.30	
1942	58,869	95%	95%	199,203	546	0.31	285,481	920,908	6.0	0.31	
1943	48,568	95%	97%	164,307	450	0.31	256,612	916,471	5.4	0.28	
1944	40,669	97%	96%	140,085	384	0.30	256,735	855,784	5.1	0.30	
1945	38,326	98%	97%	135,000	370	0.29	213,562	736,419	5.0	0.29	End of World War 2
1946	43,819	97%	98%	149,875	411	0.30	214,738	715,794	5.0	0.30	
1947	42,326	99%	100%	137,867	378	0.31	215,173	694,105	4.9	0.31	
1948	52,764	114%	113%	154,953	425	0.30	214,826	716,087	4.9	0.30	Emergency Gold Mining Assistance started
1949	53,201	105%	104%	188,000	515	0.27	193,860	718,000	4.5	0.27	
1950	51,822	101%	102%	182,397	500	0.28	198,562	709,151	4.0	0.28	
1951	50,735	96%	96%	195,000	534	0.27	174,150	645,000	3.4	0.27	
1952	53,120	95%	95%	200,000	548	0.28	168,112	600,400	3.1	0.28	
1953	40,993	98%	99%	174,904	479	0.24	102,816	428,400	2.3	0.24	Gold free market ends
1954	43,868	97%	98%	180,599	495	0.25	86,900	347,600	1.9	0.25	
1955	41,211	98%	99%	174,631	478	0.24	70,800	295,000	1.7	0.24	First operating loss
1956	33,462	98%	99%	155,595	426	0.22	54,868	249,400	1.5	0.22	
1957	33,339	98%	98%	136,616	374	0.25	48,648	202,700	1.3	0.24	
1958	34,300	98%	98%	124,597	341	0.28	56,650	226,600	1.6	0.25	
1959	28,570	98%	98%	116,666	320	0.25	47,444	197,683	1.6	0.24	
1960	31,136	96%	95%	135,642	372	0.24	47,928	199,700	1.6	0.24	
1961	31,009	98%	99%	149,942	411	0.21	36,869	160,300	1.2	0.23	
1962	30,339	99%	98%	133,000	364	0.23	23,218	110,560	0.8	0.21	
1963	24,017	94%	94%	127,575	350	0.20	46,886	203,853	1.5	0.23	
1964	28,773	98%	98%	133,764	366	0.22	44,989	187,454	1.4	0.24	
1965	24,969	98%	97%	111,295	305	0.23	34,966	145,693	1.2	0.24	
1966,	21,630	98%	97%	85,258	234	0.26	40,241	174,961	1.6	0.23	
1967	13,394	98%	98%	71,673	196	0.19	43,240	188,000	2.1	0.23	
1968	6,066	87%	93%	30,218	166	0.23	38,769	161,537	2.6	0.24	Fire destroys surface hoist, production ends July 6, 1968. New Forty Four Mines acquires control, San Antonio Mines Ltd. bankrupt.
Subtotal	**1,309,351**			**4,865,570**		**0.27**					

YEAR	RESERVES MILLED						RESERVES				NOTES
	bullion ozs	% recovery of head grade	% recovery of stope grade	tons milled	average tons/day	head grade oz./ton	contained oz.	tons reserves	years of	grade oz./ton	
1980-83	13,954			104,135		0.13	146,085	664,024		0.22	New Fourty Four/Brinco Joint Venture formed. Mill destroyed by fire in 1980. Production ends May 27, 1983, drilling continues at depth.
1984							111,616	534,504		0.21	Lathwell/Brinco joint venture conducts limited program
1985											Brinco changes name to Cassiar Mining Corporation
1986							350,196	1,522,591		0.23	Inco subsidiary drills 22 holes (20,008') to test depth extension
1987											Inco opts out. Cassiar ownership 100
1988							308,700	1,470,000		0.21	Kilborn reviews reactivation program for Mandor Gold
1989							269,641	1,225,642		0.22	Rea Gold Corp. acquires project from Cassiar
1990											Wright Engineers and Dolmage Campbell complete due diligence on behalf of Rea Gold
1991											
1992											
1993											Pre-feasibility by Kilburn and Tonto recommends mineable reserves be increased
1994							415,149	1,976,901		0.21	Rehab, exploration and development in lower levels of mine
1995							540,715	2,216,046		0.24	Feasibility studies by Rea Gold and Simmons completed. Drilling and development underground
1996							558,213	2,335,621		0.24	Construction and development towards 1,000 ton per day operation
1997	9,000			60,000		0.15	674,951	2,812,297		0.24	
1998	2,875			40,035		0.07					Rea Gold Corp. bankrupt. Receiver puts assets up for sale Harmony Gold (Canada) Inc. acquires mining assets of Rea Gold Corp
1999	33,238			231,898		0.14					
2000	39,476			257,605		0.15					
2001	29,341	85%	79%	203,868		0.17	327,884	1,932,404		0.17	Project placed on care and maintenance August 2001

Several exploration programs were carried out during the 1990's by Bissett Exploration Partnership and San Gold Resources Corporation Inc. These included 110 drill holes totalling 53,612 feet, line cutting, surface mapping, magnetometer surveys and stripping of a large area at the west end of the San Norm A and B zones for procurement of a bulk sample.

In 2000 Mainland Exploration Partnership entered into a Letter Agreement with San Gold Resources Corporation Inc. and shortly thereafter exploration activities began on what they called their Red Lake West Gold Project.

In February 2000 Mainland Exploration contracted High-Sense Geophysics Limited to complete approximately 1,180 line-km of helicopter-borne magnetic and electromagnetic surveys. These surveys were followed up by a program of overburden drilling and sampling in March 2000 by Overburden Drilling Management Limited. Mainland and Panterra Geoservices Inc. personnel completed geological studies, relogging of selected core, and a review of previous exploration. No drilling was carried out.

In 2003 San Gold Resources Corporation Inc. drilled 3 holes totalling 2,913 feet on the property. In 2004 the Rice Lake Joint Venture (San Gold Resources Corporation Inc. and Gold City Industries Ltd.) drilled 31 holes totalling 10,710 feet.

Table 3.2 summarizes known historic exploration on the property.

Table 5.2
San Gold Minerals Property Exploration History

Year	Company	Type of Work	Drilling Statistics	
			# Holes	Footage
1912	B. Thordarson	Discovery by Prospecting		
1934	Normandy Mines Limited	Prospecting, Stripping, Trenching		
		Diamond Drilling	12	3,000
1945	Sannorm Mines Limited	Magnetometer Survey		
1946	Sannorm Mines Limited	Diamond Drilling	37	20,000
1947	Sannorm Mines Limited	Surfaces Facilities, 25' Shaft		
1949	Sannorm Mines Limited	Diamond Drilling	11	3,923
1961	Consolidated Sannorm Mines Limited	Geophysical Survey		
1974	Wynne Gold Mines Ltd.	Diamond Drilling	5	3,923
1978	Wynne Gold Mines Ltd.	Diamond Drilling	3	2,177
1978	Wynne Gold Mines Ltd.	Diamond Drilling	4	1,433
1985	Orenda Resources Limited	Magnetometer Survey, Mapping		
1986	Orenda Resources Limited	Induced Polarization Survey, Mapping		
		Diamond Drilling	7	1,803
1987	Orenda Resources Limited	VLFEM Survey, Diamond Drilling	10	2,803
1988	Bakra Resources	Diamond Drilling	8	2,999
1989	Bakra Resources	Diamond Drilling	12	4,292
1992	Bissett Mineral Exploration Partnership	Diamond Drilling	12	5,429
1993	Bissett Mineral Exploration Partnership	Diamond Drilling	4	1,000
1994	Bissett Mineral Exploration Partnership	Diamond Drilling	27	6,859
1996	Bissett Mineral Exploration Partnership	Diamond Drilling	22	4,927
1997	San Gold Resources Corporation Inc.	Diamond Drilling	12	6,988
1998	San Gold Resources Corporation Inc.	Diamond Drilling	33	28,411
2003	San Gold Resources	Diamond Drilling	3	2,913



	Corporation Inc.			
2004	San Gold Resources Corporation Inc.	Diamond Drilling	31	10,710
		Total Diamond Drilling**	**253**	**113,590**

Note, not all of the drilling was carried out in the immediate vicinity of the San Gold #1 Mine, and the San Gold #2 and #3 Zones which are the topic of this resource and reserve report.

6.0 GEOLOGICAL SETTING

6.1 REGIONAL GEOLOGICAL SETTING

The Rice Lake Greenstone Belt is located at the west end of the Uchi Volcanic-Plutonic Subprovince of the Superior Province of the Canadian Shield (Figure 6.1). The Uchi Subprovince is a typical Archean volcanic-sedimentary greenstone belt that has been intruded by synvolcanic, syntectonic, and post-tectonic rocks.

The south boundary of the Uchi Subprovince is marked by a regionally continuous zone of faulting (Manigotagen-Lake St. Joseph Fault) that separates the volcanic-plutonic terrain of the Uchi Subprovince from the English River (Ontario)-Manigotagen (Manitoba) gneissic belts. The northern boundary of the Uchi Subprovince is less distinct, locally being marked by regional-scale fault structures and in other areas by gradually increasing metamorphic grade into the metamorphic-plutonic terrain of the Berens River (Ontario) and Wanipigow (Manitoba) sub-provinces. Age dating indicates that some of the rocks in the metamorphic-plutonic terrain are older than the volcanic rocks and may represent an older Archean basement complex upon which the volcanic rocks were deposited. Other intrusives are of synvolcanic ages or syntectonic, post volcanic ages.

Table 6.1 presents a Table of Formations for the Rice Lake area, Manitoba.

Regional studies in Ontario and Manitoba have provided age dating and regional stratigraphic assemblage analysis that provides the basis for a revised interpretation of the setting of gold deposits within the Uchi Subprovince.

Table 6.2 presents a comparison of the Neoarchean and Mesoarchean stratigraphic assemblages of the Rice Lake and Red Lake areas. The regional distribution of these major assemblages is shown on Figure 6.1. The Red Lake area data is from Thurston *et al.* (1991) and the Rice Lake area data is from Corkery (2000).

The Wanipigow River Plutonic Complex, which forms the northern boundary of the Rice Lake greenstone belt, is composed predominantly of hornblende and biotite-bearing quartz dioritic, granodioritic and locally quartz monzonitic intrusions and gneisses. Several large masses of gabbro are also present in the region. Historically this area has been considered to be basically devoid of significant areas of volcanic terrain, however, the Wallace Lake - Siderock Lake area (Theyer, 1985 and Sasseville, 1999) are definitely underlain by Garner Lake Assemblage volcanic rocks. Howe's site visit (2000) to the adjacent Wildcat's Poundmaker property also indicates that the gold-bearing quartz vein is hosted within carbonate altered mafic volcanic rocks rather than quartz diorite and fine grained mafic dykes as suggested by previous data (Richardson and Ostry 1996 citing Weber 1971). Age dating in the eastern extension of the Wanipigow Complex in Ontario (Thurston *et al*, 1991) indicates that some of the gneisses and intrusive rocks are older than the Garner Lake/Balmer Assemblage rocks and probably represent an older basement complex upon which the volcanics were deposited.

The Manigotagen Gneissic Belt, which lies immediately south of the Rice Lake greenstone belt, represents a lithologic gradation from the low-grade metavolcanic and metasedimentary rocks through paragneiss and migmatite to quartz dioritic and granodioritic gneiss.

There are at least three and possibly four major periods of deformation in the Rice Lake area (Sasseville, 1999). The resulting fold pattern is complex with overturned, doubly plunging folds common in the Rice Lake Group rocks. The late Archean San Antonio Formation sedimentary rocks may have only been affected by the last major period of deformation.

There are a number of major regional fault structures in the Rice Lake area. The major structures that trend in a generally east-west direction are the most prominent and movement along these structures has developed conjugate

shear zones that splay off to the north and south. In addition there has probably been thrust faulting in the early stages of the deformation of the area, however, these structures are difficult to identify.

All of the major gold occurrences in the Rice Lake area occur as quartz veins or quartz vein systems related to structural deformation (folding and faulting) of the host rocks. See Section 6.2 for a discussion of deposit types/models and Section 6.3 for descriptions of the geology and mineralization on the Rice lake Project.

The Uchi Subprovince has significant gold production from the Rice Lake, Manitoba area in the west through the Red Lake, Birch-Uchi Lake, to Pickle Lake-Dona Lake areas of Ontario. Gold production from the area is summarized in Table 6.3.

Table 6.1
Table of Formations
Rice Lake Greenstone Belt, Manitoba

PHANEROZOIC
- CENOZOIC
  - QUATERNARY
    - RECENT
      - Fluvial gravel, sand, clay, silt and swamp deposits
    - PLEISTOCENE
      - Glacial and glaciofluvial sand, silt, gravel and till

UNCONFORMITY

PRECAMBRIAN
- ARCHEAN
  - LATE DIABASE DYKES
    - Diabase (basalt?)
    - *INTRUSIVE CONTACT*
  - FELSIC SYNTECTONIC INTRUSIVES
    - Granodiorite, granite batholiths
    - *INTRUSIVE CONTACT*
  - SAN ANTONIO FORMATION
    - Feldspathic quartzite, conglomerate
    - *UNCONFORMITY*
  - LATE FELSIC DYKES
    - Quartz feldspar porphyry, feldspar porphyry, felsite
  - FELSIC SYNVOLCANIC INTRUSIVES (2.72-2.73 Ga.)
    - Ross River Pluton quartz diorite, granodiorite
    - *INTRUSIVE CONTACT*
  - MAFIC SYNVOLCANIC SILLS
    - Gabbro, diorite, quartz diorite
    - *INTRUSIVE CONTACT*
  - RICE LAKE GROUP
    - EDMUNDS LAKE ASSEMBLAGE
      - Greywacke, argillite and conglomeratic turbidites.
    - GEM LAKE ASSEMBLAGE (Neoarchean 2.71 Ga.)
      - Mafic to felsic metavolcanic rocks and derived epiclastic rocks. Manigotagen Assemblage clastic sedimentary rocks are in part lateral facies equivalents to the Gem Lake assemblage.
    - MANIGOTAGEN ASSEMBLAGE
      - Sandstone, pebbly sandstone and mudstone. Overlie and are lateral facies equivalent of parts of both the Bidou Lake and Gem Lake assemblages.
    - BIDOU LAKE ASSEMBLAGE (Neoarchean 2.73 Ga.)
      - Mafic to intermediate metavolcanic rocks and derived epiclastic rocks. Manigotagen Assemblage clastic sedimentary rocks are lateral facies equivalents to the Bidou Lake. The SAM (San Antonio Mine Assemblage) occurs within the Bidou Lake assemblage.

GARNER LAKE ASSEMBLAGE (Mesoarchean >2.9 Ga.)

Mafic to intermediate metavolcanic rocks with intercalated iron formation. Komatiite and komatiitic basalt with intercalated iron formation and mafic to ultramafic sills. Basal sedimentary unit (Conley Formation), conglomerate, carbonate, and chert, rest unconformably on tonalite gneisses of the North Caribou sub-province. **Note,** the Wallace Lake Assemblage (Theyer 1985) is now considered equivalent to the Garner Lake.

Table 6.2
Comparison of Stratigraphic Assemblages
Rice Lake and Red Lake Greenstone Belts
Thurston *et al.* (1991), Corkery (2000)

RICE LAKE AREA	Age	RED LAKE AREA
EDMUNDS LAKE ASSEMBLAGE Greywacke, argillite and conglomeratic turbidites.		UNNAMED ASSEMBLAGE
GEM LAKE ASSEMBLAGE Mafic to felsic metavolcanic rocks and derived epiclastic rocks	(Neoarchean 2.71 Ga.)	
MANIGOTAGEN ASSEMBLAGE Sandstone, pebbly sandstone and mudstone Overlie and are lateral facies equivalent of parts of Bidou Lake and Gem Lake assemblages.		UNNAMED ASSEMBLAGE
GEM LAKE ASSEMBLAGE Rhyolite pyroclastic volcanics Dacite to rhyodacite flows and pyroclastics Pillow basalts and andesites	(Neoarchean 2.71 Ga.)	ST. JOSEPH ASSEMBLAGE
BIDOU LAKE ASSEMBLAGE Calc-alkalic mafic to intermediate metavolcanic rocks and derived epiclastic rocks Related clastic sedimentary rocks are lateral facies assemblages.	(Neoarchean 2.73 Ga.)	CONFEDERATION ASSEMBLAGE
Dominantly felsic to intermediate pyroclastic rocks.	(Neoarchean 2.83 Ga.)	WOMAN ASSEMBLAGE
Minor felsic tuffs, wacke-sandstone, and iron formation near top of sequence. Dominantly massive and pillowed basalt.	(Mesoarchean 2.89 Ga.)	BRUCE CHANNEL ASSEMBLAGE
Dolomitic marble-chert beds near top of sequence. Prominent intermediate to felsic flows and pyroclastic rocks. Calc-alkalic mafic to intermediate massive to pillowed volcanic rocks.	(Mesoarchean 2.93 Ga.)	BALL ASSEMBLAGE
GARNER LAKE ASSEMBLAGE Tholeiitic mafic to intermediate metavolcanic rocks with intercalated iron formation. Komatiite and komatiitic basalt with intercalated iron formation and mafic to ultramafic sills.	(Mesoarchean >2.9 Ga.)	BALMER ASSEMBLAGE

TABLE 6.3
GOLD PRODUCTION IN THE UCHI SUBPROVINCE*

Gold Camp/Deposit Name	Production		Years	Recovered Grade		Host Rock
	000's tonnes	000's grams		g/tonne	oz/ton	Assemblage Name***
Bissett Manitoba						
San Antonio**	5,229.7	44,698.0	1932-68,99-0	8.36	0.24	Bidou (Confederation) Assemblage
Central Manitoba	413.6	4,952.7	1927-37	11.97	0.35	Bidou (Confederation)Assemblage
Gunnar	271.3	3,155.5	1936-41	11.63	0.34	Bidou (Confederation)Assemblage
Ogama-Rockland	124.9	1,410.2	1942-51	11.29	0.33	Bidou (Confederation)Assemblage
Jeep	16.1	423.9	1948-50	26.33	0.77	Garner(Balmer)Assemblage
Diana	16.8	190.2	1928-41	11.32	0.33	Bidou (Confederation)Assemblage
Solo-Oro Grande	14.1	160.7	1932-40	11.40	0.33	Bidou (Confederation)Assemblage
Total, Bissett Area	***6,086.5***	***54,991.2***	***1927-2001***	***8.87***	***0.26***	
Red Lake, Ontario						
Campbell**	15,500.0	302,976.2	1949-?	18.85	0.55	Balmer Assemblage
Goldcorp(Dickenson)**	6,314.6	111,027.0	1948-?	17.60	0.51	Balmer Assemblage
Madsen**	7,216.4	72,307.5	1938-73,98-?	10.04	0.29	Balmer Assemblage
Cochenour	1,888.9	34,928.4	1939-84	18.51	0.54	Balmer Assemblage
McKenzie	2,139.8	20,263.0	1935-66	9.63	0.28	McKenzie Stock
Howey	4,209.8	13,103.2	1930-41	3.11	0.10	Confederation Assemblage
Hasaga	1,377.5	6,820.9	1938-52	4.95	0.14	Confederation Assemblage
Starratt Olsen	825.3	5,100.1	1948-56	6.18	0.18	Balmer Assemblage
H.G.Young	262.0	1,718.1	1960-63	6.56	0.19	Confederation Assemblage
McMarmac	139.1	1,440.6	1947-48	10.36	0.30	Balmer Assemblage
Annco	109.1	1,373.1	1965-68	12.59	0.37	Balmer Assemblage
Gold Eagle	163.7	1,250.3	1937-41	7.64	0.22	McKenzie Stock
Red L.Gold Shore	78.5	662.4	1936-38	8.44	0.25	Bruce Channel Assemblage
Total, Red Lake Area	***40,224.7***	***572,970.8***	***1930-?***	***14.24***	***0.42***	
Birch-Uchi Lake, Ontario						
Uchi	688.2	3,559.9	1939-43	5.17	0.15	Confederation Assemblage
Jason	251.4	3,168.3	1934-52	12.60	0.37	Confederation Assemblage
Jackson-Manion	95.8	843.6	1934-40	8.81	0.26	Confederation Assemblage
Hudson Patricia	10.2	57.8	1936-37	5.66	0.17	Confederation Assemblage
Total, Birch-Uchi Area	***1,045.6***	***7629.6***	***1934-52***	***7.80***	***0.22***	
Pickle Lake, Ontario						
Pickle Crow	2,943.2	44,977.2	1935-66	15.28	0.45	Balmer Assemblage
Central Patricia	1,572.0	19,338.2	1934-51	12.30	0.36	Balmer Assemblage
Dona Lake	1,000.0	7,464.0	1989-94	7.46	0.22	Bruce Channel Assemblage
Total, Pickle Lake Area	***5,515.2***	***71,779.4***		***13.01***	***0.38***	
Total, Uchi Subprovince	***52,872.0***	***707,371.0***		***13.36***	***0.39***	
Total, Balmer Assemblage (84.4%)	***36,524.7***	***593,892.2***		***16.26***	***0.47***	
Total, Confederation Assemblage (11.4%)	***12,965.3***	***83,839.1***		***6.41***	***0.19***	
Total, Other Geological Settings (4.2%)	***3,382.0***	***29,639.7***		***8.76***	***0.26***	

* From Government of Ontario and Manitoba reports (Ferguson *et al.*. 1971, Mysyk *et al.*. 1987) and Canadian Mines Handbook publications.
** Mines Currently in Production *** Thurston *et al.*. 1991

6.2 LOCAL GEOLOGICAL SETTING

The Rice Lake Project is located within the Rice Lake greenstone belt at the west end of the Archean Uchi Subprovince.

In the vicinity of the project (see Figure 6-2) bedrock is comprised of Bidou Lake Subgroup rocks that occur as a north facing stratigraphic sequence that has a strike of 125° and dips 48° to the northeast in the Rice Lake Mine area and then swings to an east-northeasterly strike direction and a steeper north-northwesterly dip as it trends across the San Gold Mineral Property where the San Gold #1 Mine and the San Gold #2 and #3 zones are located. The Bidou Lake Subgroup is comprised of felsic to intermediate volcanic flows, and dacitic crystal tuffs and breccias, overlain by carbonate-sericite schist of probable pyroclastic and sedimentary origin. The sequence is intruded by diabase (gabbro) sills and dykes, and porphyritic felsic dykes. The Bidou Lake Subgroup is unconformably overlain by feldspathic sandstone of the San Antonio Formation.

At the Bissett Mine gold mineralization is confined to the San Antonio Mine Unit ("SAM Unit") a layered, sill-like gabbroic unit that intrudes the Bidou Lake Subgroup. The SAM Unit has historically been interpreted to be a subvolcanic feeder related to overlying mafic volcanic rocks.

On the San Gold Minerals Property the volcanic stratigraphy of the Bidou Subgroup, beneath the SAM Unit is comprised of a lower unit of mafic volcanic flows and tuffs, overlain by intermediate to felsic tuffs at the top of which occurs a unit of sericite schist and quartz-carbonate (ankeritic), overlain by a second unit of mafic volcanic flows and mafic sills, and on the northerly part of the property a sequence of felsic to intermediate volcanic tuffs.

Gold on the San Gold Minerals Property is confined to the sericite schist and quartz-carbonate unit, which has historically been called the "Normandy Shear Zone". While the unit is definitely schistose, and has been the focus of bedding plane shearing, that is more intense than that in the more competent overlying and underlying lithologic units, the current site geologists are of the opinion that the "Normandy Shear Zone" is actually a felsic "exhalite" unit and could mark the original epithermal to exhalative gold event in the district.

Further details relating to the geology in the immediate vicinity of gold mineralization is presented in Section 6.3.

6.3 MINERALIZATION ON PROPERTY

The gold mineralization on the property is of two distinct, but probably related, types.

6.3.1 Rice Lake Mine and Cartwright Zone

Historic production (San Antonio Mines and Harmony) has been confined to the SAM unit, a layered, sill-like gabbroic unit that intrudes the Bidou Lake Subgroup. In the mine area, the Bidou Lake is exposed on the northeastern limb of an anticline, which is the dominant regional structure of the Rice Lake area. In the mine area the rock sequence strikes 125° and dips 48° to the northeast and is comprised of felsic to intermediate volcanic flows, and dacitic crystal tuffs and breccias, overlain by carbonate-sericite schist of probable pyroclastic and sedimentary origin. The sequence is intruded by diabase (gabbro) sills and dykes, and porphyritic felsic dykes. The Bidou Lake Subgroup is unconformably overlain by feldspathic sandstone of the San Antonio Formation.

Prior to and during deposition of the gold mineralization, the SAM unit was subjected to regional sinistral (left-hand) strike-slip deformation with the hosting Bidou Lake rocks shearing along foliation plans sub parallel to their contact with the SAM Unit. These regional stresses caused secondary shear and tensional fractures to occur in the more competent SAM unit. The intensity of shear and tension fractures appears to increase where the SAM unit thickens which is probably related to the thick portions acting as a stress resistant "buttress" that would focus the regional stress more strongly on the east and west sides of the thick areas. Veins generally terminate within the SAM gabbro near the contact with the host Bidou Lake rocks. Rarely, the veins may extend up to 10 feet into the Bidou Lake. The SAM unit is inhomogenously deformed and varies from massive and weakly strained to well foliated and/or lineated. The SAM unit is distinctly more competent than the surrounding felsic volcanic rocks of the Bidou Lake Subgroup.

Historically the SAM unit has been considered to be a gabbroic sill that was a subvolcanic feeder for overlying mafic volcanic rocks. The recent drilling of the Cartwright mineralized zone within the SAM unit, immediately west of the Rice Lake Mine, has provided indications that the SAM unit may be a thick mafic volcanic flow rather than a sill. Site geologists have noted a distinct contact metamorphic effect in underlying Bidou felsic pyroclastic rocks at the base of the SAM unit but no similar contact metamorphic effect at the top of the SAM unit in contact with similar Bidou stratigraphy.

The bulk of the gold-bearing quartz veins occur as either 16-Type shear zone veins or 38-Type tensional fracture stockwork veins or as a complex combination of the two vein types where they intersect.

In the upper part of the Rice Lake Mine the 16-Type veins strike in an east-northeast direction (azimuth 60 to 70 degrees) and dip 60 degrees to the northwest with local flattening of the dip to 30 degrees. In the deeper, D-Shaft area, parts of the mine the 16-Type veins swing clockwise to a more easterly (azimuth 080) direction. The veins follow chloritic shear zones with a main, banded quartz vein along the central part and numerous parallel stringers in the schist on either side. Movement on the shear zone is sinistral (right-hand) strike-slip similar to the regional shear zones. The termination of the veins along the hanging wall and footwall of the SAM unit intersect along a line that plunges to the northeast at 50 degrees. This accounts for the raking nature of the ore zones and stopes when viewed on a vertical longitudinal section (see Appendix 2). Individual 16-Type veins extend for up to 3200 feet down the dip of the SAM unit.

In the upper parts of the Rice Lake Mine the 38-Type veins strike in a southeast direction (azimuth 130 to 140) and dip vertically to steep (75 degrees) to the northeast. In the deeper, D-Shaft area the veins swing clockwise to a more northerly stike direction. The veins occur in tensional fractures that are characterized by brecciation and stockwork veining. There is no lateral displacement along the walls of the veins. The termination of the veins along the hanging wall and footwall of the SAM unit intersect along a subhorizontal line that parallels the strike of the SAM Unit. The 38-Type veins extend vertically for 150 to 600 feet depending upon variations in the thickness of the SAM unit.

It is often difficult to differentiate the two vein types in drill core as contact attitudes are complex and often cannot be measured accurately. In vertical long section interpretation (section east-west parallel to mine grid, looking north) it is possible to infer the vein-system type based on the manner in which the northing of the pierce points behave in a lateral and vertical directions. For example, in the mine grid east-west vertical long section:

1) The apparent dip of the Bidou stratigraphy and SAM unit will be approximately 30 degrees east.
2) The apparent dip of the 16-Type Veins will be approximately 35 degrees (or less) west.
3) The apparent dip of the 38-Type Veins will be vertical to 80 degrees east.
4) The apparent plunge of the thick portion of the SAM unit will have an apparent plunge of 35 to 40 degrees east.
5) From east to west across the section at a constant depth below surface, related 38-Type Vein pierce points will move progressively to the north at 70 to 80 feet/100 feet of westerly increase. In the vertical direction, related 38-Type Vein pierce points will be at similar northings or there may be a small progressive increase in northing with depth to the east.
6) From east to west across the section at a constant depth below surface, related 16-Type Vein pierce points will move progressively to the south at 55 to 60 feet/100 feet of westerly increase. In the vertical direction, related 16-Type Vein pierce points will move progressively to the north at 55 to 60 feet/100 feet of depth increase.

6.3.2 San Gold #1 Mine and San Gold #2 and #3 Zones

The mineralization along this continuous zone is confined to the central part of the sericite schist, quartz-carbonate unit that has been described in Sections 6.2 and 6.3 above. While locally the quartz within the schist unit may show cross-cutting relationships, the mineralized zone appears to be basically stratabound and tabular in nature. There is a readily identifiable zone of buff alteration surrounding the mineralized zone. The zone is apparent in drill core and in the newly opened up ramp and sublevels of the San Gold #1 Mine can be followed along the full length of the workings (See Section 9).

This is in distinct contrast to the gold mineralization in the Bissett Mine, which occurs in cross-cutting quartz-veins systems hosted almost exclusively within the SAM unit.

6.4 DEPOSIT MODELS

6.4.1 Exploration Targets

There are two exploration target types on the Property. They are described in Sections 6.3.1 and 6.3.2 above.

6.4.2 Deposit Models

Richardson *et al.* (1996) in their compilation on the gold deposits of the Rice Lake greenstone belt concluded that all gold mineralization in the area is epigenetic, quartz vein-type and display stratigraphic, lithologic and structural controls.

The common denominator in all gold occurrences of significance in the Uchi Subprovince is that all occur in structurally controlled settings where brittle fracturing has created zones that allowed extensive circulation of hydrothermal fluids. Major regional structural features (faulting, folding, and intrusive related deformation) provide a focal point for selecting broad scale areas for exploration.

It can clearly be observed from a study of geological maps, that not all structurally complex areas have gold mineralization, and further, it can be demonstrated that certain parts of the volcanic-sedimentary stratigraphic package host a disproportionate amount of the gold mineralization in a district.

With reference to Table 6.3 it can be seen that, in the Uchi Subprovince, about 84% of the gold production is hosted within Balmer Assemblage or equivalent rocks, 12% within Confederation Assemblage or equivalent rocks, and 4% in other geological settings. Average recovered grade is significantly higher from Balmer Assemblage hosted gold deposits.

Archean lode gold deposits occur in a variety of lithological and structural settings in greenstone belts of the Canadian Shield. "In general, the ores are derived from hydrothermal fluids and consist of veins (open space) filling and altered wall rock (replacement or metasomatism). The veins generally consist of coarse or cherty quartz with lesser amounts of albite and carbonate, tourmaline, sericite and chlorite. In some systems, tourmaline or carbonate may be the principal constituent of the veins. Opaque minerals rarely constitute more than 5% of a vein. Pyrite is invariably present and is the most abundant sulphide; pyrrhotite and arsenopyrite are common, and other opaque minerals may include galena, sphalerite, chalcopyrite, molybdenite, stibnite, tellurides and scheelite. In greenschist facies rocks, the altered wall rock immediately adjacent to the veins, is characterized by minerals that also occur in the veins: carbonates, quartz, sericite, albite and pyrite" (Roberts *et al*, 1990). Fuchsite is also present in many major deposits" (Thorpe *et al*, 1994).

Typically, ore grade gold occurs in the quartz, and in small fractures in quartz, and in the wall rock where it is usually associated with iron sulphides. It is not uncommon for most or all of the gold of an ore zone to be contained in wall rocks immediately adjacent to veins. (Roberts *et al*, 1990).

In major districts, particularly those hosted in Balmer Assemblage rocks, extensive, widespread wallrock alteration is common. Carbonate alteration (commonly ankeritic carbonate) imparts a distinctive brown weathering surface to the altered rocks. On fresh rock surfaces, the carbonate alteration generally imparts a much lighter colour to the rock than the equivalent unaltered rock. Silicification and sericitization are also common and generally also cause a bleaching of the original rock colour.

The host and/or mineralized rocks for Archean vein-type gold deposits are generally tholeiitic pillowed basalts, thin units of komatiitic volcanic rocks, felsic and/or mafic pyroclastic rocks, sedimentary rocks (e.g., greywacke, conglomerate) and highly altered equivalents (carbonatised, sericitised, pyritised and less commonly albitised). Associated rocks include volcaniclastic rocks, sedimentary rocks of greenstone provenance, chemical sediments (e.g. iron formation, chert), felsic porphyry intrusives and mafic or ultramafic intrusive rocks (Thorpe *et al*, 1984).

On a regional scale, the gold deposits are located in Archean greenstone belt terrane and are commonly associated with regional faults also commonly known as 'breaks', shear zones, or deformation zones, that can extend for several hundred kilometres (e.g. Red Lake district). On a smaller scale, the vein systems often occur in the central parts of small portions of the regional structures. "The intrusions that are spatially associated with gold mineralization tend to be concentrated within the regional structures. In addition, the nature of rocks, i.e. chemistry, competency, etcetera, determine whether the shear zone is classified as brittle, brittle-ductile or ductile, which in turn has a direct impact on the characteristics of the deposit." (Roberts *et al*, 1990).

The majority of the gold deposits of north-western Ontario are structurally controlled and have formed late in the evolution of the metavolcanic belt. The implications of these observations for exploration are that although, in the areas described, gold can be found in a variety of settings, the presence of major faults, internal granitoid bodies, tight isoclinal folds, shear zones and the proximity to felsic volcanic centres are strong positive elements.

Canadian examples of major Archean age vein-type gold deposits are the Red Lake (Campbell, etc.), Kirkland Lake and Timmins (e.g. Dome and Pamour Mines) mining districts of Ontario.


MAJOR GOLD PRODUCERS
(Greater than 10 million grams gold production)
Representing 94% of Uchi Belt production
Millions of grams gold
1 San Antonio, Bissett, Manitoba 41
2 Campbell, Red Lake, Ontario 303
3 Goldcorp (Dickenson), Red Lake, Ontario 111
4 Madsen, Red Lake, Ontario 72
5 Cochenour, Red Lake, Ontario 35
6 McKenzie Red Lake, Ontario 20
7 Howey Red Lake, Ontario 13
8 Pickle Crow, Pickle Lake, Ontario 46
9 Central Patricia, Pickle Lake, Ontario 19
N
GRANITE (>2.68 <2.90 Ga)
SAN ANTONIO ASSEMBLAGE (<2.71 Ga)
GEM LAKE ASSEMBLAGE (>2.71 <2.73 Ga)
EDMUNDS LAKE ASSEMBLAGE (>2.72 Ga)
CONFEDERATION/BIDOU ASSEMBLAGE (>2.72 <2.80 Ga)
WOMAN LAKE ASSEMBLAGE (>2.80 <2.90 Ga)
BALMER/GARNER ASSEMBLAGE (>2.90 <3.00 Ga)
BERENS RIVER SUBPROVINCE
ENGLISH RIVER SUBPROVINCE
MAJOR FAULT STRUCTURES
FIGURE 6.1
REGIONAL GEOLOGY, UCHI SUBPROVINCE
SUPERIOR PROVINCE, CANADA
SCALE

Modified after maps by Thurston et al. (1991) and Richardson (1966)

A. C. A. Howe International Limited


TULSA RESOURCES LTD.
ROUND LAKE
OLIVE (HARMONY GOLD)
Cartwright Trend
Rice Lake Mine Trend
(surface to 5280' open at depth)
ML - 63
HARMONY GOLD (CANADA) INC.
Tailing Management Area
SAN NORM PROPERTY
Sangold 1 - 3 Trend
N
LEGEND
SYMBOLS
APPROVALS | INITIALS | DATE
CHIEF ENGINEER
ORE RESERVE MANAGER
MINE MANAGER
MINE CAPTAIN
Date: D M Y x x x
Scale: NTS
Drawn by: PL
Mine Site
Claim Boundary
And Tailling Management Area
Fig. 2.4
Dwg: Closure Plan

FIGURE 6.2

A. C. A. HOWE INTERANATIONAL LIMITED

7.0 EXPLORATION

7.1 HISTORICAL EXPLORATION ON THE PROJECT

Early exploration in the district was accomplished by prospecting and the sinking of small exploration shafts. The Rice Lake Mine and the original showings along the San Gold #1-#2-#3 trend were all discovered between 1911 and 1912.

After several years of small scale underground development and exploration the upper portions of what was the economic part of the Rice Lake Mine ore body was discovered and by the end of the Second World War, the mine had been in production for 13 years. During its life until 1968, exploration in the vicinity of the Rice Lake Mine was focussed on underground work along strike and below the immediate mine workings.

Postwar, exploration was restarted on the San Gold Mineral Property (See Table 3-2) where sporadic exploration was carried out over 4 decades until the early 1990's. Since 1993 there have been regular drilling programs along the San Gold trend east of the Rice Lake mine and by 2005 sufficient drilling had been completed to warrant a resource estimate for the San Gold #1 zone.

In 2005 Howe (Howe Report 883, May 2005) completed an initial resource and reserve estimate for the San Gold #1 zone. Since that time ongoing drilling along the trend to the east of the San Gold #1 Zone has provided sufficient data to warrant initial resource estimates for the San Gold #2 and #3 zones. These initial resource estimates are contained within this report.

During the summer of 2006 the Company completed over 100 exploration holes to the west of the Rice Lake Mine. The drilling program resulted in the discovery of the Cartwright Zone. The results of this work and the initial resource estimates for the Cartwright zone are contained in Sections 7.2 and 9 of this report.

7.2 CURRENT EXPLORATION PROGRAM

Drilling is the only type of exploration work completed on the project in recent years.

A discussion of drilling methods, sample preparation, analysis and security, and data verification, quality control and quality assurance are contained in Section 9.

The results of the drilling program are discussed in Section 9.

7.3 ADJACENT PROPERTIES

There are numerous gold showings in the Rice Lake area on property owned by others, however, the Rice Lake Mine and the San Gold #1 Mine along with the San Gold #2-3 and Cartwright Zones, discussed elsewhere herein are currently the primary gold producers and exploration targets in the district.

8.0 MINERAL PROCESSING AND METALLURGICAL TESTING

The mill at the Rice Lake Project is a modern plant and is discussed further in Section 10.

The only testwork that has been carried out in recent years relates to confirmation of factors used for converting cubic feet of ore to tons of ore for purposes of resource and reserve estimates.

Testwork on representative samples from Rice Lake Mine and San Gold #1 Zone were completed by ALS Chemex of Vancouver, British Columbia ALS Chemex is an ISO9001:2000 and ISO 17095 certified laboratory.

The tonnage factors are as follows:

Rice Lake Mine	11.5 cubic feet per ton of ore
San Gold #1 Mine	11.3 cubic feet per ton of ore.

9.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

9.1 INTRODUCTION

This section of the report deals with mineral resource and mineral reserve estimates for 4 gold deposits in the Rice Lake Project area. All of the estimates are based on certain common underlying fundamentals. These fundamentals are described in Section 8.1.

Definitions of the terms Mineral Resource and Mineral Reserve, as established by the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101 are presented in Appendix 1.

9.1.1 Mineral Resource Criteria

9.1.1.1 Drill Core Sampling Methods, Sample Preparation and Security

Drill core is boxed at the drill site under supervision of the site geologist and trucked at the end of each drill shift to the Rice Lake Mine core logging and sampling facility. The geologists initially check the depth markers in each box and confirm all footages are correct. They then log the core and mark up the sections that are to be cut in half for assay samples.

Cut samples for assay are bagged and boxed for shipment to a third-party assay laboratory.

The drill logs, sample intervals, and sample numbers are digitized. In addition the supervisor of the sample preparation laboratory at the site creates an independent digital inventory of sample numbers and sample intervals and as well inserts standard and blank samples into each shipment to the assay laboratory.

9.1.1.2 Sample Analysis

The Bissett mine assay laboratory is currently operational but provides gold assays only for day-to-day underground grade-control purposes. All exploration assaying is done by third party laboratories.

TSL Laboratories is the primary contract assay lab that is currently used by San Gold. Third party check assays are sent to Accurassay Laboratories. Both are reliable assay laboratories and both are ISO9001:2000 and ISO 17095 certified. Standard fire assay techniques are utilized with finishing by gravimetric or atomic adsorption methods depending upon the sample type. All samples with assays greater than 0.3 ounces gold per ton are repeated. Standards provided by a third party laboratory and blanks are included with each run of samples to further validate the accuracy of the laboratory results.

9.1.1.3 Data Verification, Quality Control and Quality Assurance

In Howe's opinion the quality control/quality assurance protocol of the Company meets industry standards. Details of quality control and quality assurance for historical drilling on the property (pre 2004) is not available, however, Howe believes that there is no reason to question the reliability of the historic database of analytical data for the project as their have been numerous recent holes completed in close proximity to older holes that have confirmed the assay data from the previous holes.

9.1.1.4 Rice Lake Project Database

All drill hole data for the Rice Lake Project are stored in and accessed from a GEMCOM software database. Upon receipt from the assay laboratories, assays are added to the database.

Short holes (less than 400 feet) have not historically been surveyed by other than acid tests for dip. All drill holes in the 2006 exploration program have been surveyed using Reflex EZ down-hole equipment which provides both dip and azimuth information.

9.1.1.4 Mineral Resource Methodology

Drill sections, plan view sections and vertical longitudinal sections are produced from the Gemcom database and interpreted by hand.

Mineralized zones or veins are interpreted utilising all available data on cross-sections and longitudinal sections. Zone outlines are hand-plotted honouring geological boundaries and resource criteria. Vertical Longitudinal section (oriented east-west parallel to the mine grid, viewed facing north) polygonal methods are utilised with areas of influence around

drill holes established and horizontal widths (perpendicular to the long section) derived from drill sections. Volumes are estimated and converted to short tons. Weighted average grades are determined across the horizontal width of the mineralization.

These are industry standard methods and when applied by geologists who are knowledgeable about the details of the mineralization provide an accurate assessment of the resource potential of the deposit. Reconciliation (discussed in detail below) of resource and reserve estimates against production from Rice Lake Mine confirms the validity of the resource estimation procedures.

9.1.1.5 Tonnage Factor

Testwork on representative samples from Rice Lake Mine and San Gold #1 Zone were completed by ALS Chemex of Vancouver, British Columbia. ALS Chemex is an ISO9001:2000 and ISO 17095 certified laboratory.

The tonnage factors are as follows:

Rice Lake Mine	11.5 cubic feet per ton of ore
San Gold #1 Mine	11.3 cubic feet per ton of ore.

In the following resource estimates, the Cartwright Zone, being very similar to the adjacent Rice Lake Mine was assumed to have a tonnage factor of 11.5 cubic feet per ton of ore.

The San Gold #2 - 3 Zones, being very similar to the adjacent San Gold #1 Mine were assumed to have a tonnage factor of 11.3 cubic feet per ton of ore.

9.1.1.6 Cutting Factors

Assays greater than 1 ounce gold per ton are cut to 1 ounce gold per ton. This is a historical figure, which over time has proven appropriate at the adjoining Bissett Mine and is also used at many Canadian gold mines. Statistical studies completed by Harmony Canada based on all samples taken in the D-Shaft area within and around mineralization show that the 1-ounce per ton cutting factors lies between the 91st and 96th percentile. The 95th percentile is a generally acceptable cutting level for Canadian lode gold deposits (Vallée 1992, p.85-86) thus the statistical analysis also confirms the applicability of the historic cutting factor.

9.1.1.7 Resource Areas of Influence

Measured Resource Vertical extensions up to 50 feet above and below development and/or stoping. No strike extensions to open ground are included.

Indicated Resource Maximum vertical extensions of 50 feet beyond measured blocks. Up to 50 feet along strike and 75 feet vertical projection from drill hole information (maximum polygon area 15000 square feet).

9.1.2 Mineral Reserve Criteria

9.1.2.1 Minimum Mining Width

Four feet for shrinkage mining. This equates to a minimum horizontal (and true width) width of 4 feet in near vertical dipping 38-Type stockwork veins and San Gold #1, #2, and # Zone mineralization; and minimum horizontal width of 5 feet for the 16-type veins assuming an average dip of 60 degrees.

9.1.2.2 Dilution Factor

Average 25% for shrinkage stopes. Specific dilution factors have been calculated where possible based on actual widths of resource blocks.

9.1.2.3 Cut-off Grade

Howe recommends the following cut-off grades be applied in determining economic viability of resource blocks:

> For external resource blocks on the perimeter of the zone, based on total operating costs of $89 per ton, minimum mining width of 4 feet, a mill call factor of 96%, a mill recovery factor of 93%, a gold price of US$600 per ounce, and an exchange rate of $1 US per $1.15 Canadian, an external cut-off grade of 0.15 ounces over 4 feet is indicated (equivalent to 0.60 oz.-feet).

For internal resource blocks, where blocks below the 0.15 ounce over 4 feet would have to be hoisted or trammed to surface as waste, the cut-off grade should be based on the cost of delivering the mineralization to the mill which is approximately $60 per ton. Therefore for internal resource blocks a cut-off grade of 0.10 ounces over 4 feet is indicated (equivalent to 0.40 oz-feet).

9.2 RICE LAKE MINE RESOURCE ESTIMATES

9.2.1 Howe Resource Statement, Rice Lake Mine, December 2006 (Details in Appendix 2)

As part of this Report Howe has reviewed all available resource and reserve data relating to the Rice Lake Mine with regard to restating the reserves using a different cut-off grade. In the process, the author identified several typographic errors relating to manual tabulation of data from the detailed digital spreadsheets that were present in the summary table of resource data presented on page 6-8 of the Howe report prepared in 2004 (Titaro et al 2004). The error resulted in an overstatement of the contained ounces in the Measured and Indicated Resource categories by 15%. Note this typographical error was not carried forward into the Proven and Probable Reserve Estimates in the 2004 Howe report.

Given the strong vertical continuity of the Rice Lake resources, Howe is of the opinion that it is valid to infer that mineral resources will continue for at least 1,000 feet below the lowest developed area in the mine. Total historical production (5,763,111 tons with 1,436,325 ounces of recovered gold) plus current resources to the 4630 elevation (5,270 vertical feet below surface) represent approximately 7,700,000 tons of resource grading 0.29 ounces per ton (before dilution and mill recovery factors are applied). This represents 1,460 tons per vertical foot and on this basis Howe concludes that an inferred mineral resource of 1,460,000 tons at an average 0.29 ounces gold per ton is valid to a depth of 1,000 vertical feet below the 4630 Level. The existing D-Shaft hoist is capable of supporting operations at least to that depth. Scattered deep exploration drill holes support this geological resource potential as they have indicated that the vein system is present at the 3800 level, 930 feet below the 4630 Level, where an intersection of 0.44 ounces gold per ton over 4 feet has been obtained.

Table 9.1
Howe Resource Summary 2006*
Rice Lake Mine

Category	Tons	Grade (oz. Au/T)	Contained Ounces
Measured Resources**			
C-Shaft Area	133,900	0.25	34,110
D-Shaft Area	186,200	0.29	54,420
Indicated Resources**			
C-Shaft Area	163,200	0.26	42,880
D-Shaft Area	480,800	0.30	143,890
Total Measured and Indicated Resources	**964,100**	**0.29**	**275,300**
Inferred Resources			
Drill Inferred D-Shaft Area	419,500	0.31	128,220
Inferred to 1000 feet below D-Shaft Area	1,460,000	0.29	423,400
Total Inferred Resources	**1,879,500**	**0.29**	**551,620**

*** Note all numbers are rounded per NI 43-101 from details in Appendix 2**

**** Note the measured and indicated resources include resources that have been converted to reserves.**

9.3 SAN GOLD #1 MINE RESOURCE ESTIMATE (Details in Appendix 3)

9.3.1 Introduction

At the request of the predecessor companies of the Company Howe audited their in-house resource estimates in 2005 (Howe Report 883, George, May 2005). The following discussion is a summary of the 2005 Howe resource estimates.

9.3.2 Howe Resource Statement San Gold # 1 Zone

Howe's detailed mineral resource calculations for the San Gold #1 Zone are presented in Appendix 3. Howe re-measured all of the polygonal areas for each of the longitudinal section polygons and, from tabulations of assays and assay intervals, recalculated weighted averages of the intersections that form the focal point of each polygon. Howe found a few minor, non-material variances from the San Gold polygonal estimates and identified five additional resource blocks (blocks P68 to P72 in Appendix 3). Howe's longitudinal section is presented in Appendix 3. In addition to a recalculation of the polygon derived resource estimate, Howe contoured the thickness of the San Norm zone in longitudinal section and contoured the grade x thickness product of for each of the polygons in longitudinal section. This data is presented in Appendix 3.

The zone has a tabular nature and, as evidenced in the upper levels of the Longitudinal Section, there is good hole-to-hole continuity of the mineralized zone. The zone has a strike of approximately 075° (true), a dip of 70 to 90° to the north and plunges approximately 45° to the west.

Howe's rationale for establishing an indicated resource category is based on the consistency of the mineralized zone to a depth of 300 feet below surface (see Polygonal Long Section in Appendix 3). The drill hole numbers indicate the year the hole was drilled, and clearly with minor exceptions the continuity of the zone held up well. The areas of the resource polygons in this upper area range from 3,432 to 21,578 square feet, which is equivalent to an area of influence around the drill holes of 30 to 75 feet.

On this basis, Howe is of the opinion that a maximum area of influence of 75 feet around drill holes (maximum polygon area 22,500 square feet) is appropriate for the Indicated Resource Category on the San Gold Minerals Property for mineralization within the "Normandy Shear Zone".

A detailed breakdown of the Howe Resource Estimate is presented in Appendix 3.

In early 2006 a ramp was initiated to allow for development drifts on the 200 foot, 250 foot, 300 foot and 400 foot levels below surface to sample on the structure where surface drilling had outlined indicated mineral resources (Howe May 2005). Shrinkage stope development was initiated in September 2006 and a long hole stope is currently being developed to extract a wider portion of the mineralized zone. The two shrinkage stopes under development are basically being used as training stopes and there has been insufficient mining completed to do a reconciliation of resource estimates and production.

Development openings at 200, 300, and 400 feet levels have confirmed the continuous, tabular, vertical nature of the veins structure that was the geometric basis for establishing the long section resource estimates. Ore grade mineralization is visually recognizable because of the veining and associated alteration envelope.

In the following table, "Additional Inferred in undrilled areas" refers to areas where no drill holes have been drilled but the area is immediately adjacent to areas that have been extensively drilled.

Howe's restatement of the San Gold # 1 Zone resources can be summarized as follows:

Table 9.2
Howe Resource Summary 2006*
San Gold #1 Mine

Category	Tons	Grade (oz. Au/T)	Contained Ounces
Measured Resources Main Zone**	**69,000**	**0.15**	**10,280**
Indicated Resources Main Zone**	**214,200**	**0.24**	**52,150**
Total Measured and Indicated Resources	**283,200**	**0.22**	**62,330**
Drill Inferred Resources			
Main Zone	438,800	0.23	100,920
Hanging Wall Zone	138,400	0.22	30,450
Footwall Zone	117,300	0.19	22,290
Additional Inferred in undrilled areas	242,000	0.22	53,240
Total Inferred Resources	**936,500**	**0.22**	**206,900**

*** Note all numbers are rounded per NI 43-101 from details in Appendix 3**

**** Note the indicated resources include resources that have been converted to reserves.**

9.4 CARTWRIGHT ZONE RESOURCE ESTIMATE (Details in Appendix 4)

9.4.1 Introduction

The Company has not made any preliminary resource estimates for the Cartwright Zone and has retained Howe to complete that task as part of this Report.

9.4.2 Howe Resource Statement Cartwright Zone

Howe was provided with digital copies of all raw drill hole data (survey, lithology, and assays) and from that data, Howe created drill sections and longitudinal sections, which were then interpreted by hand. Polygons were drawn around drill hole pierce points projected to a vertical, east-west longitudinal section, parallel to the Rice Lake Mine grid. The long section is viewed looking north.

The geometry of the vein systems in the SAM Unit is described in Section 6.3 along with the apparent geometry when viewed in a vertical longitudinal section.

Areas were measured using AutoCad and volumes (cubic feet) were determined by the area of the vertical long section polygon times the horizontal width of the drill hole intersection (projected horizontally at right angles to the section).

These are industry standard methods and when applied by geologists who are knowledgeable about the details of the ore body provide an accurate assessment of the resource potential of the deposit.

The following areas of influence have been determined to be appropriate from historic operations in the Rice Lake Mine.

Measured Resource Vertical extensions up to 50 feet above and below development and/or stoping. No strike extensions to open ground are included.

Indicated Resource Maximum vertical extensions of 50 feet beyond measured blocks. Up to 50 feet along strike and 75 feet vertical projection from drill hole information (equivalent to maximum polygon area of 15,000 sq. ft.).

At this early stage in the exploration of the Cartwright Zone, Howe has only used the Indicated and Inferred Resource categories. The average area of influence around pierce points in the Howe resource estimate is 45 feet with the largest polygonal area in the Howe resource estimates having an area of influence of 90 feet around the pierce point. These areas of influence are well within the defined limits for the Rice Lake Mine. Less than 10% of the resource in the area drilled to date falls within the Inferred Resource category.

The Cartwright surface drill plan and longitudinal section are presented in Appendix 4. A longitudinal section of the Rice Lake Mine showing the position of the currently drilled portions of the Cartwright Zone relative to the mine is also presented in Appendix 4..

During the summer of 2006, one hundred and five drill holes tested the Cartwright Zone along a strike length of 2000 feet and to a maximum depth of 1300 feet below surface. Drilling is still in progress and will continue through the winter. With reference to the longitudinal section there is a lack of shallow drilling along most of the westerly part of the zone. This is due to the presence of a large, flooded, swampy area at the west end of Rice Lake where drills can only be set up during the winter months.

Howe is of the opinion that it is reasonable to project additional inferred resources within the area drilled based on the total tonnage of the vein zone structures included in the indicated resource category. It is an accepted principal in evaluation of gold deposits by drilling that you drill for structure but drift for grade. The inherent problem of sampling lode gold deposits with drill core is that only a few small flecks of gold in one ton (11.5 cubic feet of rock in the case of the Rice Lake Mine) is ore and there is a low probability that every drill hole through the structure will return economic grades. The drilling will however confirm the geometry and continuity of the vein structure.

Howe has estimated, based on the total width of the vein structures that contain significant gold assays, that there are approximately 400,000 tonnes of vein material related to the gold-bearing intersections that make up the indicated resources. Therefore Howe infers that there are an additional 350,000 tonnes of inferred resources within the area drilled.

In addition, Howe is of the opinion that it is appropriate to project inferred resources up and down dip from the 2000 foot strike length that has currently been drilled extensively over a vertical distance averaging 500 feet from 400 to 900 feet below surface. One drill hole CW-06-22 intercepted the structure at approximately 1300 feet vertically below surface and produced an intercept grading 0.23 ounces per ton gold over a core width of 9 feet (approximately 8 feet true width). Based on projecting an inferred resource up and down dip 500 feet, from the 2000 foot strike length that has currently been drilled Howe infers that there area an additional 800,000 tons of inferred resources at grades similar to the indicated resources.

In addition, there is a 1000 foot strike length between the Rice Lake Mine and the east end of the 2000 foot strike length of the Cartwright zone that was drilled (no drilling can be done in this area because of infrastructure (homes and municipal buildings) and Howe is of the opinion that it is appropriate to infer an additional 600,000 tons of inferred resources at grades similar to the indicated resources.

The drawings presented in Appendix 4 clearly illustrate this inferred potential.

The results of the initial resource estimate are presented in Table 9.3.

Table 9.3
Howe Resource Summary 2006*
Cartwright Zone

Category	Tons	Grade (oz. Au/T)	Contained Ounces
Indicated Resources**	136,200	0.22	29,830
Inferred Resources within area drilled			
Drill inferred	11,200	0.35	3,940
Additional inferred	350,000	0.22	77,000
Inferred Resources up and down dip and along strike towards Rice Lake Mine			
	1,400,000	0.22	308,000
Total Inferred Resources	**1,761,200**	**0.22**	**388,940**

*** Note all numbers are rounded per NI 43-101 from details in Appendix 4**
**** Note the indicated resources include resources that have been converted to reserves.**

9.5 SAN GOLD #2-#3 ZONE RESOURCE ESTIMATE (Details in Appendix 5)

9.5.1 Introduction

The Company has not made any preliminary resource estimates for the San Gold #2-3 Zone and has retained Howe to complete that task as part of this Report.

9.5.2 Howe Resource Statement San Gold #2-#3 Zone

The mineralization in the San Gold #2-3 Zone is located in the Normandy Shear Zone east of San Gold #1 and is identical in character to the San Gold # 1 Zone. The resource estimates were based on the same criteria as those discussed in Section 9-3.

Howe's detailed resource estimates are presented in Appendix 5. The resource estimates are summarized in Table 9.4. The resource is open at depth and there are several areas in close proximity to the resource blocks where additional surface drilling could provide additional resource blocks.

Table 9.4
Howe Resource Summary 2006*
San Gold #2-#3 Zone

Category	Tons	Grade (oz. Au/T)	Contained Ounces
Indicated Resources	**173,100**	**0.20**	**35,320**
Total Inferred Resources	**195,600**	**0.26**	**50,210**

*** Note all numbers are rounded per NI 43-101 from details in Appendix 5**

9.6 RICE LAKE MINE RESERVE ESTIMATES (Details in Appendix 2)

9.6.1 Howe Historic Reserve Estimates Rice Lake Mine

The following table summarizes reserve estimates completed for the Company in 2004 by Howe (Howe Report 860, Titaro et al, April 2004). These reserves were based on a gold price of US$400 per ounce, exchange rate of $1 US to $1.33 Canadian, which resulted in use of a cut-off grade of 0.20 ounces per ton over a 5-foot mining width (equivalent to 1 oz.-ft). With reference to the current Rice Lake Mine resource estimates (Table 9.2) there are 365,300 tons of Measured and Indicated Resources that were excluded from being converted to reserves as a result of the then current economic assumptions.

Table 9.5
Howe Historic Reserve Summary 2004*
Rice Lake Mine

Category	Tons	Grade (oz. Au/T)	Contained Ounces
D-Shaft Reserves			
Proven	218,200	0.27	58,020
Probable	428,800	0.29	124,480
Total Proven and Probable	**647,000**	**0.28**	**182,500**
C-Shaft Reserves			
Proven	133,500	0.25	33,430
Probable	121,300	0.25	30,750
Total Proven and Probable	**254,800**	**0.25**	**64,180**
Total Proven Reserves	**351,700**	**0.26**	**91,450**
Total Probable Reserves	**550,100**	**0.28**	**155,230**
Total Proven and Probable Reserves	**901,800**	**0.27**	**246,680**

***Note all numbers are rounded per NI 43-101 from details in Appendix 2**

9.6.2 Howe Reserve Statement Rice Lake Mine

In view of current economics, in particular significantly higher gold prices, Howe reviewed its 2004 reserve estimate (Table 9-5) using the cut-off grades described in Section 9.1.2.3 has restated the reserves as follows:

Table 9.6
Howe Reserve Summary December 2006*
Rice Lake Mine

Category	Tons	Grade (oz. Au/T)	Contained Ounces
D-Shaft Reserves			
Proven	216,300	0.27	58,420
Probable	439,100	0.29	126,260
Total Proven and Probable	**655,400**	**0.28**	**185,000**

C-Shaft Reserves			
Proven	173,300	0.23	40,550
Probable	158,000	0.23	36,440
Total Proven and Probable	**331,300**	**0.23**	**76,990**
Total Proven Reserves	**389,600**	**0.26**	**98,970**
Total Probable Reserves	**597,100**	**0.28**	**162,700**
Total Proven and Probable Reserves	**986,700**	**0.27**	**261,670**

*** Note all numbers are rounded per NI 43-101 from details in Appendix 2**

The lower cut-off grade has resulted in approximately 9% increase in tonnage and a 6% increase in contained ounces of gold.

9.7 SAN GOLD # 1 MINE RESERVE ESTIMATES (Details in Appendix 3)

9.7.1 Howe Reserve Statement San Gold #1 Mine

The following Table summarizes the reserve estimates for the San Gold #1 Mine. The reserve estimates are based on the economic criteria contained in Section 9.1.2. The proven reserves are based on recent underground development which has allowed the design of 7 shrinkage stopes and one longhole stope.

See Appendix 3 for details.

Table 9.7
Howe Reserve Summary December 2006*
San Gold #1 Mine

Category	Tons	Grade (oz. Au/T)	Contained Ounces
Main Zone Reserves			
Proven Reserves	75,950	0.14	10,280
Probable Reserves	180,150	0.26	47,100
Total Probable and Probable Reserves	**256,100**	**0.22**	**57,380**

*** Note all numbers are rounded per NI 43-101 from details in Appendix 3**

9.8 CARTWRIGHT RESERVE ESTIMATES (Details in Appendix 4)

9.8.1 Howe Reserve Statement Cartwright Zone

The following Table summarizes the reserve estimates for the Cartwright Zone. The reserve estimates are based on the economic criteria contained in Section 9.1.2.

See Appendix 4 for details.

Table 9.8
Howe Reserve Summary December 2006*
Cartwright Zone

Category	Tons	Grade (oz. Au/T)	Contained Ounces
Cartwright			
Probable Reserves	54,700	0.27	14,720
Total Probable Reserves	**54,700**	**0.27**	**14,720**

*** Note all numbers are rounded per NI 43-101 from details in Appendix 4**

10.0 MINING OPERATIONS

10.1 MINING

There are currently two operating mines at the Rice Lake Project with central ore processing at the Rice Lake mill.

Rice Lake Mine

The Rice Lake Mine is an underground operation accessed by a main shaft (A-Shaft) from surface to the 26 Level (3900 feet below surface) where the D-Shaft is located. D-Shaft provides access to the 32 Level (4800 feet below surface). The D-Shaft currently bottoms at 5,090 feet below surface to allow for a sump and loading pockets. A ramp system extends from the 32 Level to the 4730-level (5,270 feet below surface, mine grid surface elevation datum is arbitrarily set at 10,000 feet) with the current ramp bottom at about the 4710-level (5,290 feet below surface).

With reference to the reserves summarized in Table 9.7, the C-Shaft reserves, when mined will be delivered via ore passes to the D-shaft collar ore bins. C-Shaft and D-Shaft ore is loaded from the D-Shaft ore bins and trammed to the bottom of A-Shaft and dumped into the A-Shaft loading pass, then hoisted to surface.

Ore from the trackless mining area is loaded with 3.5 cu. yd. loaders and hauled up the ramp in 13-ton trucks that dump to a 14 inch by 14 inch grizzly equipped with a rock breaker. A short ore pass leads from the grizzly to a loading pocket below 32 level in D-Shaft. Ore is hoisted in D-Shaft and trammed 4,500 feet on 26-Level using 11-ton battery locomotives pulling trains of 5 8-ton grandby cars, the hoisted to surface in A-Shaft.

Four mining crews operate on two shifts, 7 days per week, with 2 crews on for 14 days while the other 2 crews are off. The schedule requires ore development and stope drilling operations to break an average of 200 tons per 11-hour shift. Development will provide about 15% of the ore and 12 stope miners will be required on each crew.

San Gold 1 Mine

The San Gold #1 Mine is an underground operation accessed by a ramp. Ramp development commenced during the winter of 2005 and is currently at the 4th Level (400 feet below surface) with ramp development continuing. A number of shrinkage stopes and one long-hole stope are currently being developed. Ore is hauled from the underground to surface, then directly to the Rice Lake Mill via a new haul road that has been established.

Four mining crews operate on two shifts, 7 days per week, with 2 crews on for 14 days while the other 2 crews are off. The schedule requires ore development and stope drilling operations to break an average of 200 tons per 11-hour shift. Development will provide about 15% of the ore and 12 stope miners are required on each crew.

10.1.1 Mining Methods

Historically shrinkage mining has been the primary mining method. Harmony attempted to rely primarily on long-hole mining methods in the D-Shaft ramp area but it was basically unsuccessful because of excessive dilution.

Shrinkage mining will be the primary mining method in ongoing operations at Rice Lake Project with long-hole methods applied only in areas where the geometry of the reserve blocks warrants its use.

The mining plan initially calls for 400 tons per day of ore to be produced from each of the two operating mines for a total of 800 tons per day. The Rice Lake Mill will be operated on a two-weeks on, one-weeks off cycle until such time as total production can be increased to full mill capacity averaging 1250 tons per day.

10.1.2 Resource Recovery

Historic operations indicated that a mill call factor (the tons delivered to the mill vs the tons planned from reserve estimates) of 96%.

10.1.3 Production Forecast

The annual production used in the financial evaluation is a base on the mine production plan for the next 24 months and thereafter the annual production is based on average grade of the remaining reserves and resources. The 24 month plan is presented in Table 10.1.

TABLE 10-1
24-MONTH PRODUCTION FORECAST

Forecast for 2007 and 2008

				2007											
			Tons		Quarter 1			Quarter 2			Quarter 3			Quarter 4	
Heading	Advance	Tons	Mined	Oz.	Ounces	Tons	Oz.	Ounces	Tons	Oz.	Ounces	Tons	Oz.	Ounces	Tons
Rice Lake Mine															
2663		81200	44000	0.22	572.00	2600	0.22	1188.00	5400	0.22	1386.00	6300	0.22	1782.00	8100
2893		21300	21311	0.31	592.46	1911	0.31	837.00	2700	0.31	837.00	2700	0.31	837.00	2700
2895		4000	4000	0.26	468.00	1800	0.26	468.00	1800	0.26	104.00	400	0.26	0.00	0
2993		3700	3670	0.31	331.70	1070	0.31	806.00	2600	0.31	0.00	0	0.31	0.00	0
2998		13275	13200	0.30	495.00	1650	0.30	495.00	1650	0.30	495.00	1650	0.30	495.00	1650
29107		6300	6300	0.22	0.00	0	0.22	0.00	0	0.22	396.00	1800	0.22	594.00	2700
3093		7600	7600	0.31	186.00	600	0.31	837.00	2700	0.31	837.00	2700	0.31	496.00	1600
3098 West		11200	11200	0.30	792.00	2640	0.30	810.00	2700	0.30	810.00	2700	0.30	810.00	2700
3098 East		18256	18240	0.30	792.00	2640	0.30	810.00	2700	0.30	810.00	2700	0.30	810.00	2700
3096 West		38800	21540	0.30	792.00	2640	0.30	810.00	2700	0.30	810.00	2700	0.30	810.00	2700
3099		8500	8500	0.21	0.00	0	0.21	567.00	2700	0.21	567.00	2700	0.21	567.00	2700
30100		1300	1300	0.40	480.00	1200	0.40	40.00	100	0.40	0.00	0	0.40	0.00	0
31113		5900	5900	0.29	145.00	500	0.29	783.00	2700	0.29	783.00	2700	0.29	0.00	0
3198		2600	2600	0.30	0.00	0	0.30	660.00	2200	0.30	120.00	400	0.30	0.00	0
3199		9800	9800	0.21	0.00	0	0.21	84.00	400	0.21	357.00	1700	0.21	420.00	2000
3294		22500	22500	0.30	270.00	900	0.30	810.00	2700	0.30	810.00	2700	0.30	810.00	2700
Shaft 33-34		1600	1600	0.20	80.00	400	0.20	240.00	1200	0.20	0.00	0	0.20	0.00	0
4730		7300	7300	0.34	306.00	900	0.34	306.00	900	0.34	306.00	900	0.34	306.00	900
4730 Shrinkage		4400	4400	0.34	0.00	0	0.34	0.00	0	0.34	0.00	0	0.34	0.00	0
4670		76132	41300	0.32	96.00	300	0.32	832.00	2600	0.32	2048.00	6400	0.32	2048.00	6400
4610		76132	34300	0.32	0.00	0	0.32	96.00	300	0.32	640.00	2000	0.32	2048.00	6400
4550		76132	18000	0.32	0.00	0	0.32	0.00	0	0.32	960.00	3000	0.32	960.00	3000
4490		76132	8300	0.32	0.00	0	0.32	0.00	0	0.32	0.00	0	0.32	96.00	300
4430		76132	6300	0.32	0.00	0		0.00	0		0.00	0		0.00	0
4370		76132	9500	0.32	0.00	0		0.00	0		0.00	0		0.00	0
San Gold #1 Mine															
1E_SO2		750	0	0.22	0.00	0	0.22	0.00	0	0.22	0.00	0	0.22	0.00	0
1E_SO3		1302	0	0.22	0.00	0	0.22	0.00	0	0.22	0.00	0	0.22	0.00	0
1W_SO2		2880	0	0.22	0.00	0	0.22	0.00	0	0.22	0.00	0	0.22	0.00	0
1W_SO4		3702	1500	0.22	0.00	0	0.22	0.00	0	0.22	0.00	0	0.22	0.00	0
1W_SO5		1314	1300	0.22	0.00	0	0.22	0.00	0	0.22	0.00	0	0.22	0.00	0
2W_SO1-3		1080													
1st - 2nd		20400	20400	0.18	0.00	0	0.18	0.00	0	0.18	864.00	4800	0.18	1008.00	5600
2nd - 3rd		9600	9600	0.20	0.00	0	0.20	120.00	600	0.20	1440.00	7200	0.20	360.00	1800
3rd - 4th		23000	23000	0.18	0.00	0	0.18	324.00	1800	0.18	1980.00	11000	0.18	1836.00	10200
4th - 5th		27000	27000	0.20	0.00	0	0.20	1080.00	5400	0.20	2400.00	12000	0.20	1920.00	9600
Above 6th		23000	10400	0.24	0.00	0	0.24	0.00	0	0.24	0.00	0	0.24	0.00	0
6th - 7th		27000	9600	0.24	0.00	0	0.24	0.00	0	0.24	0.00	0	0.24	0.00	0
7th - 8th		27000	23000	0.18	0.00	0	0.18	0.00	0	0.18	0.00	0	0.18	0.00	0
8th - 9th		27000	27000	0.24	0.00	0	0.24	0.00	0	0.24	0.00	0	0.24	0.00	0
9th - 10th		27000	27000	0.22	0.00	0	0.22	0.00	0	0.22	0.00	0	0.22	0.00	0
Cartwright					0.00			0.00			0.00			0.00	
Geb 1		37500	17500	0.30	0.00	0	0.30	0.00	0	0.30	0.00	0	0.30	930.00	3100
Geb 2		37500	15100	0.30	0.00	0	0.30	0.00	0	0.30	0.00	0	0.30	210.00	700
Cart 1		42500	15900	0.25	0.00	0	0.25	0.00	0	0.25	0.00	0	0.25	0.00	0
Cart 2		42500	13500	0.25	0.00	0	0.25	0.00	0	0.25	0.00	0	0.25	0.00	0
Cart 3		42500	11100	0.25	0.00	0	0.25	0.00	0	0.25	0.00	0	0.25	0.00	0
Total Tons			585561	0.01		21751	0.60		48550	0.41		81150	0.25		80250
Total Ozs.			153830		6,398			13,003			19,760			20,153	
Ton per Day			802			236			528			882			872
						0			0			0			0
2007 Tons			231701			0			0			0			0
2007 ounces			59,314			0			0			0			0
						0			0			0			0
2008 Tons			353860			0			0			0			0
2008 Ounces			94,516			0			0			0			0

TABLE 10-1
24-MONTH PRODUCTION FORECAST

Forecast for 2007 and 2008

				2008											
			Tons	Quarter 1			Quarter 2			Quarter 3			Quarter 4		
Heading	Advance	Tons	Mined	Oz.	Ounces	Tons	Oz.	Ounces	Tons	Oz.	Ounces	Tons	Oz.	Ounces	Tons
Rice Lake Mine															
2663		81200	44000	0.22	1188.00	5400	0.22	1188.00	5400	0.22	1188.00	5400	0.22	1188.00	5400
2893		21300	21311	0.31	837.00	2700	0.31	992.00	3200	0.31	837.00	2700	0.31	837.00	2700
2895		4000	4000	0.26	0.00	0	0.26	0.00	0	0.26	0.00	0	0.26	0.00	0
2993		3700	3670	0.31	0.00	0	0.31	0.00	0	0.31	0.00	0	0.31	0.00	0
2998		13275	13200	0.30	495.00	1650	0.30	495.00	1650	0.30	495.00	1650	0.30	495.00	1650
29107		6300	6300	0.22	396.00	1800	0.22	0.00	0	0.22	0.00	0	0.22	0.00	0
3093		7600	7600	0.31	0.00	0	0.31	0.00	0	0.31	0.00	0	0.31	0.00	0
3098 West		11200	11200	0.30	138.00	460	0.30	0.00	0	0.30	0.00	0	0.30	0.00	0
3098 East		18256	18240	0.30	810.00	2700	0.30	810.00	2700	0.30	630.00	2100	0.30	0.00	0
3096 West		38800	21540	0.30	810.00	2700	0.30	810.00	2700	0.30	810.00	2700	0.30	810.00	2700
3099		8500	8500	0.21	84.00	400	0.21	0.00	0	0.21	0.00	0	0.21	0.00	0
30100		1300	1300	0.40	0.00	0	0.40	0.00	0	0.40	0.00	0	0.40	0.00	0
31113		5900	5900	0.29	0.00	0	0.29	0.00	0	0.29	0.00	0	0.29	0.00	0
3198		2600	2600	0.30	0.00	0	0.30	0.00	0	0.30	0.00	0	0.30	0.00	0
3199		9800	9800	0.21	546.00	2600	0.21	567.00	2700	0.21	84.00	400	0.21	0.00	0
3294		22500	22500	0.30	810.00	2700	0.30	1080.00	3600	0.30	1080.00	3600	0.30	1080.00	3600
Shaft 33-34		1600	1600	0.20	0.00	0	0.20	0.00	0	0.20	0.00	0	0.20	0.00	0
4730		7300	7300	0.34	612.00	1800	0.34	612.00	1800	0.34	34.00	100	0.34	0.00	0
4730 Shrinkage		4400	4400	0.34	136.00	400	0.34	408.00	1200	0.34	408.00	1200	0.34	544.00	1600
4670		76132	41300	0.32	2048.00	6400	0.32	2048.00	6400	0.32	2048.00	6400	0.32	2048.00	6400
4610		76132	34300	0.32	2048.00	6400	0.32	2048.00	6400	0.32	2048.00	6400	0.32	2048.00	6400
4550		76132	18000	0.32	960.00	3000	0.32	960.00	3000	0.32	960.00	3000	0.32	960.00	3000
4490		76132	8300	0.32	640.00	2000	0.32	640.00	2000	0.32	640.00	2000	0.32	640.00	2000
4430		76132	6300		0.00	300	0.32	640.00	2000	0.32	640.00	2000	0.32	640.00	2000
4370		76132	9500		0.00	0	0.32	96.00	300	0.32	640.00	2000	0.32	2304.00	7200
San Gold #1 Mine															
1E_SO2		750	0	0.22	0.00	0	0.22	0.00	0	0.22	0.00	0	0.22	0.00	0
1E_SO3		1302	0	0.22	0.00	0	0.22	0.00	0	0.22	0.00	0	0.22	0.00	0
1W_SO2		2880	0	0.22	0.00	0	0.22	0.00	0	0.22	0.00	0	0.22	0.00	0
1W_SO4		3702	1500	0.22	0.00	0	0.22	330.00	1500	0.22	0.00	0	0.22	0.00	0
1W_SO5		1314	1300	0.22	0.00	0	0.22	0.00	0	0.22	286.00	1300	0.22	0.00	0
2W_SO1-3		1080													0
1st - 2nd		20400	20400	0.18	0.00	0	0.18	108.00	600	0.18	1134.00	6300	0.18	558.00	3100
2nd - 3rd		9600	9600	0.20	0.00	0	0.20	0.00	0	0.20	0.00	0	0.20	0.00	0
3rd - 4th		23000	23000	0.18	0.00	0	0.18	0.00	0	0.18	0.00	0	0.18	0.00	0
4th - 5th		27000	27000	0.20	0.00	0	0.20	0.00	0	0.20	0.00	0	0.20	0.00	0
Above 6th		23000	10400	0.24	0.00	0	0.24	0.00	0	0.24	1128.00	4800	0.24	1316.00	5600
6th - 7th		27000	9600	0.24	0.00	0	0.24	144.00	600	0.24	1728.00	7200	0.24	432.00	1800
7th - 8th		27000	23000	0.18	0.00	0	0.18	315.00	1800	0.18	1925.00	11000	0.18	1785.00	10200
8th - 9th		27000	27000	0.24	0.00	0	0.24	1306.80	5400	0.24	2904.00	12000	0.24	2323.20	9600
9th - 10th		27000	27000	0.22	0.00	0	0.22	1188.00	5400	0.22	2640.00	12000	0.22	2112.00	9600
Cartwright					0.00			0.00			0.00			0.00	
Geb 1		37500	17500	0.30	1080.00	3600	0.30	1080.00	3600	0.30	1080.00	3600	0.30	1080.00	3600
Geb 2		37500	15100	0.30	1080.00	3600	0.30	1080.00	3600	0.30	1080.00	3600	0.30	1080.00	3600
Cart 1		42500	15900	0.25	1275.00	5100	0.25	900.00	3600	0.25	900.00	3600	0.25	900.00	3600
Cart 2		42500	13500	0.25	800.00	3200	0.25	775.00	3100	0.25	900.00	3600	0.25	900.00	3600
Cart 3		42500	11100	0.25	0.00	0	0.25	975.00	3900	0.25	900.00	3600	0.25	900.00	3600
Total Tons			585561	0.21		58910	0.37		78150	0.37		114250	0.24		102550
Total Ozs.			153830		16,793			21,596			29,147			26,980	
Ton per Day			802			655			849			1242			1115
						0			0			0			0
2007 Tons			231701			0			0			0			0
2007 ounces			59,314			0			0			0			0
						0			0			0			0
2008 Tons			353860			0			0			0			0
2008 Ounces			94,516			0			0			0			0

10.2 PROCESS PLANT

The Bissett mill employs gravity concentration, flotation and a carbon-in-leach circuits. Capacity is 1,250 tons per day.

The mill currently operates at full capacity on a two-week on, two-week off cycle. Two 2 crews work 12-hour shifts for 14 days. On the fourteenth day, the mill is shut down and the crews are off for 14 days.

10.2.1 Mill Flow Sheet

Run-of-mine ore at minus 14 inches is fed at about 50 tons per hour from a coarse ore bin to a 25" x 42" jaw crusher and 4 1/4-foot short head cone crusher operating in closed circuit with a 5/8-inch screen. Screen undersize is fed from one of two fine ore bins to a 12.5' x 14', 1250 HP ball mill operating in closed circuit with a hydrocyclone classifier. The product size is 80% passing 150 microns.

A centrifugal concentrator (Falcon Super-Bowl) is fed with a portion of the cyclone underflow. The gravity rejects are returned to the grinding circuit while the gravity concentrate is passed over a diagonally driven shaking table for further gravity concentration. The table concentrate is taken directly to the smelting furnace; table tailings were pumped to the flotation circuit.

The grinding circuit product reports to the flotation circuit. From primary conditioners, the pulp s fed to a bank of 100 cu. ft. rougher flotation cells. Rougher concentrate, at 3 to 5 oz. Au per ton, is passed through a regrind ball mill, dewatered in a single tray thickener and pumped to the leach circuit. Rougher tailings undergoes a second conditioning step and enters a bank of 100 cu. ft. scavenger flotation cells. Scavenger concentrate is returned to the primary grinding circuit with scavenger tailings pumped to the tailings management area.

Cyanide leaching of flotation concentrate takes place in two 12-foot diameter by 24-foot high mechanically agitated leach tanks. The pulp flows from the leach circuit to a six stage carbon-in-leach circuit and an Inco cyanide destruction system. Gold is removed in a pressure strip vessel where the solution is pumped up through the vessel and overflowed through an electrowinning cell. The electrowinning sludge and gravity concentrate are refined in an electric induction furnace to produce doré bars that are shipped out for final refining.

Tailings slurry from the flotation circuit and the CIL circuit are combined, treated and pumped some 2.5 km to the tailings management area.

10.2.2 Mill Recovery

Historic mill recovery has been 93% of the gold delivered to the mill.

10.2.3 Tailings Management Facility

The tailings management facility is located 2.5 km. north of the Rice Lake Mill and consists of a main tailings slurry containment basin and a final water polishing basin (See Figure 10.1). Water meeting the discharge requirements is released from the polishing basin to the natural environment.

10.3 SITE SERVICES, GENERAL AND ADMINISTRATION

All general and administrative services are operated out of a central office building, which also includes the mine dry, warehousing, and maintenance facilities. There are separate buildings for cold-storage warehousing, core storage, sampling and processing, and an assay laboratory.

The operating manpower work basically on a two-week in two-week out cycle, with bunkhouse accommodation on site.

10.4 ENVIRONMENTAL CONSIDERATIONS

The Rice Lake Project is an operating mine. The mine operates on Mining Lease (ML 063) granted by Manitoba Industry, Trade and Mines for a period of 21 years commencing April 1, 1992 and is renewable in accordance with the Manitoba Minerals Act (Government of Manitoba, 1992). The mine operates under Environmental Licence No. 2628 issued by Manitoba Conservation in November 2003 and amended November 2006.

The mine also has a Closure and Rehabilitation Plan that has been accepted by Manitoba Industry, Trade and Mines.

10.4.1 Environmental Permit

In the 1990's the mine initially operated under the terms of Stage I Environmental Licence No. 2161 S1 granted March 1996 to Rea Gold Corporation. The Stage I Licence enabled Rea Gold Corporation to complete surface and underground mine development activities and set into operation a gold and silver mining, milling and refining development known as the Bissett Gold Mine. The only major restriction placed on the mining operations by the Stage I Licence was that there was no provision for regular water discharge from the Tailings Management Area ("TMA"). Provision was allowed in the Stage I Licence for a Stage II Licence for the long-term operation of the mine, which would allow for annual discharges from the TMA subject to detailed description of the routing of any discharge and an assessment of the potential effects of the discharge on receiving waters based on the results of an Environmental Management and Monitoring Plan ("EMMP") to be established by Rea Gold.

In 1996 Rea Gold Corporation initiated environmental studies and developed an EMMP as stipulated by the Stage I Licence. The EMMP subsequently was submitted to Manitoba Conservation.

Following granting of the Stage I Licence the mine and mill were expanded and upgraded and a new Tailings Management Area ("TMA") was developed to the north of the mine site and east of the town of Bissett.

In July 1997 the mill commenced operation, however in December of 1997, Rea Gold Corporation filed for bankruptcy. A request for a Stage II Licence for the long-term operation of the mine had not been prepared and submitted by Rea Gold Corporation.

Harmony Canada subsequently purchased the mining lease, mill and supporting infrastructure in April 1998 and continued with the development of the project under the Stage I Licence.

Following the acquisition, Harmony Canada requested two variances to the existing Stage I Licence. The variances were requested to allow for a one-time discharge of accumulated precipitation and runoff from the TMA and to allow for the stockpiling of ore onto the surface to allow for batch processing of ore in the mill. Manitoba Conservation accepted the variance requests and issued an amended environmental licence (No. 2161 S1 RR) in September 1998, which remains in effect to this day.

By August 2001, Harmony Canada had submitted preliminary documentation to support a Stage II Environmental Licence and as part of the Environmental Act licensing process had held an Open House for the public on September 12, 2000 in the community of Bissett. During August 2001 Harmony Canada submitted a final Stage II Environment Act Licence Application and requested Manitoba Conservation's consideration of the issuance of a Stage II Licence.

On November 6, 2003 Manitoba Conservation issued Environmental Licence 2628 to the predecessor companies of the Company which is a full licence to operate a mine, mill, and tailings management facility including discharge of waters to the natural environment. In November 2006, Manitoba Conservation approved a Notice of Alteration to Licence 2628 that incorporates San Gold #1 Mine

10.4.2 Closure and Rehabilitation Plan

Harmony Canada submitted a Closure Plan for the Bissett Gold Mine to Manitoba Industry, Trade and Mines on September 1, 2001.

The plan covers all aspects of rehabilitation and reclamation of the mine site including the old San Antonio tailings area and the current Tailings Management Area. Provision is also made in the Closure Plan for post closure monitoring.

The total estimated cost for the closure and post closure monitoring is $1,900,000.

Manitoba Industry, Trade and Mines, by letter dated December 13, 2001 accepted the Closure Plan and a pledge of assets to cover the cost of closure and post closure monitoring subject to receipt of a cheque, bond or letter of credit in the amount of $40,000 to cover the cost of legal fees, management fees and expenses of liquidation in the event that Harmony Canada should default on its obligations under the closure plan.

Howe believes that there is no long-term financial liability to the Company relating to closure of the site.

On this basis Howe concludes that it is reasonable, in the financial evaluation of the project in Section 10.10, to assume that the salvage value of assets will offset the closure and rehabilitation costs.

10.5 OPERATING COSTS

Howe (2003) concluded that total operating costs (mining, processing, site costs, and general and administrative costs) of $88 per ton for the Rice Lake Mine were appropriate based on the historic operating costs during the recent period of operation by Harmony.

The current start-up mode of the site operations has not accumulated sufficient operating cost history to realistically amend the $88 per ton operating cost estimate, however, as the operations now include the San Gold #1 Mine which is a shallow, ramp accessed deposit compared to the Rice Lake Mine which is a deep, shaft accessed operation, the average mining costs for the two mines should be significantly lower on average and will more than offset any increase in other costs due to inflation and higher energy (fuel only as power costs for mines are very low and stable in the Province of Manitoba) and steel costs.

Howe therefore concludes that $88 per ton operating costs are appropriate for the financial evaluation contained herein.

The only additional operating cost is $1.50 per ounce of gold related to third party refining costs.

10.6 CAPITAL COSTS

The Company has provided Howe with capital expenditures to date and ongoing capital expenditures, which Howe has reviewed and deems reasonable.

These capital costs are contained in the financial evaluation presented in Section 10.10 and described further in Appendix 6.

10.7 TAXES AND OTHER LIABILITIES

Howe has reviewed the audited financial statements of the year ended December 31, 2005 as well as the unaudited statements to the end of the third quarter of 2006. The Company has no liabilities that would materially change the conclusions reached relating to the economic analysis that is presented in Section 10.10.

The unaudited financial statements for the end of the third quarter 2006 indicates that the Company has Canadian Exploration and Development tax pools of $21,200,000. These tax pools are taken into account in Howe's Economic Analysis (Section 10.10) in determining estimated ongoing tax liabilities.

10.8 MARKETS

There are no marketing matters, other than the international gold market prices, that would materially impact the conclusions and recommendations reached in this Report.

10.9 CONTRACTS

The Company has no contracts in place that would materially impact the conclusions and recommendations reached in this Report. The Company currently has no hedging or forward sales contracts.

10.10 ECONOMIC ANALYSIS (Details in Appendix 6)

Table 10.2 presents a summary of a financial valuation that Howe has completed (See Appendix 6 for details) that demonstrates the economic viability of the Rice Lake Project.

Table 10.2 includes inferred resources for years beyond 2009 the financial evaluation includes inferred mineral resources. ***Mineral resources that are not mineral reserves do not have demonstrated economic viability and there is no certainty that the results of the economic analysis will be realized.*** It has been assumed that inferred resources will be converted to measured and indicated resources which would allow them to have Rice Lake Project economic factors applied to them which would allow them to be converted to proven and probable reserves.

All of the development capital required to convert the inferred resources to reserves and develop those resources has been included in the financial evaluation.

Over a 10-year mine life the project will generate $150 million cash surplus after taxes and EBITDA of $240 million (average EBITDA approximately $24 million per year). The breakeven life-of-mine gold price is US$375 to allow for recovery of ongoing development capital expenses.

The project has a 5-year mine life based on the reserves plus measured and indicated resources. Because the project is not exposed to large startup capital requirements and there is minimal ongoing development capital required to exploit the established reserves, the breakeven gold price for recovery of capital over the life of the mineral reserves and measured and indicated resources is US$345 per ounce. Over the 5 year mine life the project will generate $65 million in cash surplus after taxes and earnings before income tax, depreciation and amortization (EBITDA) of $94 million (average EBITDA approximately $19 million per year).

10.11 PAYBACK

Basically the project is fully paid back at this time as the acquisition costs and costs to bring the project to the production stage have been paid for fully and are basically sunk costs funded by equity financings and convertible debentures.

Projected future capital expenditures (see Table 10.1) are funded by cashflow from operations.

The project has positive cash flow from operations at gold prices in excess of US$335 and at current gold prices in excess of $US600 the project will have cash surplus after taxes of approximately $68 million dollars over the 5 year life of the existing reserves plus measured and indicated resources,

10.12 MINE LIFE

The project has a mine life of 5 years based on proven plus probable reserves and measured plus indicated resources.

In Howe's opinion, given the current inventory of approximately 3.7 million tons of inferred resources and the long operating history of the Rice Lake Project, it is probable that sufficient inferred resources will be converted to resources to achieve a minimum of 10 years of mine life.

Mineral resources that are not mineral reserves do not have demonstrated economic viability and there is no certainty that the results of the economic analysis will be realized.

The capital development allocated in the model is sufficient to fund conversion of inferred resources to reserves and as well has the capability to potentially add additional inferred resources to the current inventory.

TABLE 10.2
SUMMARY OF KEY ECONOMIC RESULTS
(Canadian dollars unless indicated otherwise)

	Reserves Only	Reserves plus Resources
Life of Mine ("LOM")	5	Minimum 10 years
LOM Tons Mined	1,286,600	3,945,600
LOM Ounces Gold Produced	315,200	927,360
LOM Average Assumed Gold Price	US$ 600	US$ 600
LOM Average Breakeven Gold Price	US$ 353	US$ 377
Total Revenue	$217,015,200	$638,487,400
Total Operating Costs	$112,342,500	$344,526,400
Operating Revenue	$104,672,700	$293,961,000
Capital Costs	$ 14,996,500	$ 55,995,900
EBITDA	$ 89,676,200	$237,965,100
Estimated Taxes	$ 27,235,400	$ 88,266,000
Cash Surplus after tax	$ 62,440,800	$149,699,100

FIGURE 19.3
ECONOMIC ANALYSIS
RESERVES ONLY

RICE LAKE PROJECT - ECONOMIC ANALYSIS

December 2006
A. C. A. Howe International Limited

Gold Price US$ $ 600.00
1US$= $ 1.15 Canadian dollars

ITEM	Units	Totals	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Annual Tons Mined												
Rice Lake Mine (excluding inferred)	Short tons	893,001	157,001	174,700	187,000	187,000	187,000					
			0.30	0.30	0.30	0.30	0.30					
Rice Lake Mine (inferred resources)	Short tons	-										
San Gold #1 Mine (excluding inferred)	Short tons	310,000	70,000	100,000	140,000							
			0.19	0.22	0.22							
San Gold #1 Mine (inferred resources)	Short tons	-										
Cartwright (excluding inferred)	Short tons	73,100	3,000	68,300								
			0.30	0.27								
Cartwright (inferred resources)	Short tons	-										
Total Annual Tons		1,296,861	231,701	353,000	327,000	187,000	187,000	-	-	-	-	-
Total Annual Ounces Mined		353,847	50,062	96,290	88,900	56,100	56,100	-	-	-	-	-
Mill Cell Factor		96%	96%	96%	96%	96%	96%	96%	96%	96%	96%	96%
Ounces to Mill	troy ounces	339,825	48,300	91,483	83,424	53,856	53,856	-	-	-	-	-
Tons milled	Short tons	1,235,000	222,433	339,798	313,830	179,520	179,520	-	-	-	-	-
Mill Recovery		93%	93%	93%	93%	93%	93%	93%	93%	93%	93%	93%
Gold Produced	troy ounces	315,300	52,300	86,000	77,500	50,000	50,000	-	-	-	-	-
Gold Revenue	CDN$	$ 217,488,000	$ 36,120,400	$ 59,796,300	$ 53,530,300	$ 34,862,100	$ 34,862,100	$ -	$ -	$ -	$ -	-
Less Smelting and Refining	CDN$	$ 472,800	$ 78,540	$ 127,420	$ 116,370	$ 75,135	$ 75,135	$ -	$ -	$ -	$ -	-
Revenue	CDN$	$ 217,015,200	$ 36,040,000	$ 59,677,000	$ 53,413,830	$ 34,486,965	$ 34,486,965	$ -	$ -	$ -	$ -	-
Operating Costs per Ton												
Mining Cost	CDN$	$ 48.00	$ 11,127,843	$ 16,903,200	$ 15,696,000	$ 8,976,000	$ 8,976,000	$ -	$ -	$ -	$ -	-
Development	CDN$	$ 10.00	$ 2,317,010	$ 3,538,000	$ 3,270,000	$ 1,870,000	$ 1,870,000	$ -	$ -	$ -	$ -	-
Mine Services	CDN$	$ 13.00	$ 3,012,113	$ 4,600,180	$ 4,251,000	$ 2,431,000	$ 2,431,000	$ -	$ -	$ -	$ -	-
Processing	CDN$	$ 10.00	$ 2,224,330	$ 3,397,956	$ 3,138,300	$ 1,795,200	$ 1,795,200	$ -	$ -	$ -	$ -	-
G&A	CDN$	$ 7.00	$ 1,557,031	$ 2,377,536	$ 2,197,440	$ 1,256,640	$ 1,256,640	$ -	$ -	$ -	$ -	-
Total Op Cost	CDN$	$ 112,342,007	$ 20,222,137	$ 30,000,083	$ 28,552,840	$ 16,328,840	$ 16,328,840	$ -	$ -	$ -	$ -	-
Cash Cost per Ounce of Gold $CDN	CDN$	$ 356	$ 386	$ 353	$ 368	$ 326	$ 326					
Cash Cost per Ounce of Gold $US	$US	$ 310	$ 336	$ 314	$ 320	$ 283	$ 283					
Cashflow from Ops	CDN$	$ 104,672,003	$ 15,817,729	$ 27,575,535	$ 24,860,190	$ 18,158,125	$ 18,158,125	$ -	$ -	$ -	$ -	-
Closure Costs	CDN$	$ 1,000,000					$ 1,000,000					
Asset Salvage Value (100% offsets closure cost)	CDN$	$ 1,000,000					$ 1,000,000					
Capital Costs												
Equipment Capital	CDN$	$ 800,000	$ 800,000									
Preproduction Shrinkage Mining	CDN$	$ 2,290,000	$ 2,290,000									
Cartwright Development Capital	CDN$	$ 4,000,000	$ 2,000,000	$ 2,000,000								
Ongoing Development Capital	CDN$	$ 8,246,900	$ 1,300,000	$ 1,632,180	$ 1,000,100	$ 1,000,100	$ 1,000,700	$ -	$ -	$ -	$ -	-
Replacement Capital	CDN$	$ 2,000,000	$ -	$ 500,000	$ 1,000,000	$ 600,000	$ -	$ -	$ -	$ -	$ -	-
Total Capital	CDN$	$ 14,086,900	$ 6,390,000	$ 4,132,180	$ 2,000,100	$ 1,600,100	$ 1,000,700	$ -	$ -	$ -	$ -	-
Cash Surplus Pretax	CDN$	$ 89,676,193	$ 9,717,679	$ 23,546,375	$ 22,772,000	$ 16,578,025	$ 17,078,025	$ -	$ -	$ -	$ -	-
Cumulative Cash Surplus Pretax	CDN$	$ 89,676,193	$ 9,717,679	$ 33,264,053	$ 56,036,143	$ 72,606,168	$ 89,676,193	$ 89,676,193	$ 89,676,193	$ 89,676,193	$ 89,676,193	89,676,193
ESTIMATED TAXES (Unaudited)												
Opening CD pools	CDN$		$ -	$ 4,278,835	$ 6,601,830	$ 6,670,741	$ 6,016,790	$ 4,773,422	$ 4,773,422	$ 4,773,422	$ 4,773,422	4,773,422
Opening CE pools	CDN$		$ 30,000,000	$ 8,986,718	$ -	$ -	$ -	$ -	$ -	$ -	$ -	-
CD added in current year	CDN$		$ 6,390,000	$ 4,132,180	$ 2,000,100	$ 1,600,100	$ 1,000,700	$ -	$ -	$ -	$ -	-
CE added in current year	CDN$		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	-
Resource Profit	CDN$		$ 15,817,729	$ 27,575,535	$ 24,860,190	$ 18,158,125	$ 18,158,125	$ -	$ -	$ -	$ -	-
Less Resource Allowance	CDN$		$ 3,954,432	$ 6,919,631	$ 6,215,048	$ 4,539,531	$ 4,539,531	$ -	$ -	$ -	$ -	-
Subtotal	CDN$		$ 11,863,297	$ 20,756,904	$ 18,645,143	$ 13,618,594	$ 13,618,594	$ -	$ -	$ -	$ -	-
Less CD allowance	CDN$		$ 1,830,015	$ 2,528,656	$ 2,390,883	$ 2,190,852	$ 1,831,467	$ -	$ -	$ -	$ -	-
Less CE allowance	CDN$		$ 10,033,282	$ 8,986,718	$ -	$ -	$ -	$ -	$ -	$ -	$ -	-
Less Operating Loss from Previous year	CDN$			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	-
TAXABLE INCOME	CDN$		$ -	$ 9,271,530	$ 16,254,254	$ 11,468,542	$ 11,787,127	$ -	$ -	$ -	$ -	-
Estimated Federal Tax	CDN$	33.8%	$ -	$ 3,143,177	$ 6,178,610	$ 4,358,046	$ 4,478,108	$ -	$ -	$ -	$ -	-
Estimated Provincial Tax	CDN$	15.8%	$ -	$ 1,571,588	$ 3,085,300	$ 2,179,023	$ 2,238,354	$ -	$ -	$ -	$ -	-
ESTIMATED TAX PAYABLE	CDN$	$ 27,238,422	$ -	$ 4,714,766	$ 9,264,925	$ 6,537,069	$ 6,716,463	$ -	$ -	$ -	$ -	-
CASH SURPLUS AFTER TAX	CDN$	$ 62,440,772	$ 9,717,679	$ 18,831,609	$ 13,507,163	$ 10,022,956	$ 10,351,362	$ -	$ -	$ -	$ -	-
CUMULATIVE CASH SURPLUS	CDN$	$ 62,440,772	$ 9,717,679	$ 28,549,287	$ 42,056,453	$ 52,089,409	$ 62,440,772	$ 62,440,772	$ 62,440,772	$ 62,440,772	$ 62,440,772	62,440,772

FIGURE 10.4
ECONOMIC ANALYSIS
RESERVES PLUS INFERRED RESOURCES

RICE LAKE PROJECT - ECONOMIC ANALYSIS

December 2006
A. C. A. Howe International Limited

Gold Price US$ $ 600.00
1US$= $ 1.15 Canadian dollars

ITEM	Units	Totals	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Annual Tons Mined												
Rice Lake Mine (excluding inferred)	Short tons	882,001	157,001	174,700	140,000	140,000	140,000	140,000				
			0.30	0.30	0.30	0.30	0.30	0.30				
Rice Lake Mine (inferred resources)	Short tons	560,000							140,000	140,000	140,000	140,000
									0.30	0.30	0.30	0.30
San Gold #1 Mine (excluding inferred)	Short tons	680,000	78,000	180,000	140,000	140,000	140,000					
			0.19	0.22	0.22	0.23	0.22					
San Gold #1 Mine (inferred resources)	Short tons	700,000						140,000	140,000	140,000	140,000	140,000
								0.22	0.22	0.22	0.22	0.22
Cartwright (excluding inferred)	Short tons	73,100	3,800	69,300								
			0.30	0.27								
Cartwright (inferred resources)	Short tons	1,120,000			140,000	140,000	140,000	140,000	140,000	140,000	140,000	140,000
					0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.27
Total Annual Tons		3,945,961	231,701	352,000	420,000	420,000	420,000	420,000	420,000	420,000	420,000	420,000
Total Annual Ounces		1,030,747	56,062	96,290	110,000	110,000	110,000	110,000	110,000	110,000	110,000	110,000
Mill Call Factor		96%	96%	96%	96%	96%	96%	96%	96%	96%	96%	96%
Ounces to Mill	troy ounces	997,107	56,300	91,483	106,175	106,175	106,175	106,175	106,175	106,175	106,175	106,175
Tons milled	Short tons	3,787,730	222,433	339,700	403,200	403,200	403,200	403,200	403,200	403,200	403,200	403,200
Mill Recovery			87%	83%	83%	83%	83%	83%	83%	83%	83%	83%
Gold Produced	troy ounces	827,300	42,300	85,000	86,740	86,740	86,740	86,740	86,740	86,740	86,740	86,740
Gold Revenue	CDN$	$ 630,378,400	$ 30,128,400	$ 60,796,200	$ 68,130,000	$ 68,130,000	$ 68,130,000	$ 68,130,000	$ 68,130,000	$ 68,130,000	$ 68,130,000	$ 68,130,000
Less Smelting and Refining	CDN$	1,301,040	$ 78,540	$ 127,530	$ 144,110	$ 144,110	$ 144,110	$ 144,110	$ 144,110	$ 144,110	$ 144,110	$ 144,110
Revenue	CDN$	$ 630,467,300	$ 30,049,860	$ 60,677,530	$ 67,982,400	$ 67,982,400	$ 67,982,400	$ 67,982,400	$ 67,982,400	$ 67,982,400	$ 67,982,400	$ 67,982,400
Operating Costs per Ton												
Mining Cost	CDN$	$ 48.00	$ 11,121,648	$ 16,865,200	$ 20,160,000	$ 20,160,000	$ 20,160,000	$ 20,160,000	$ 20,160,000	$ 20,160,000	$ 20,160,000	$ 20,160,000
Development	CDN$	$ 10.00	$ 2,317,010	$ 3,520,000	$ 4,200,000	$ 4,200,000	$ 4,200,000	$ 4,200,000	$ 4,200,000	$ 4,200,000	$ 4,200,000	$ 4,200,000
Mine Services	CDN$	$ 13.00	$ 3,012,113	$ 4,888,100	$ 5,460,000	$ 5,460,000	$ 5,460,000	$ 5,460,000	$ 5,460,000	$ 5,460,000	$ 5,460,000	$ 5,460,000
Processing	CDN$	$ 10.00	$ 2,224,330	$ 3,397,000	$ 4,032,000	$ 4,032,000	$ 4,032,000	$ 4,032,000	$ 4,032,000	$ 4,032,000	$ 4,032,000	$ 4,032,000
G&A	CDN$	$ 7.00	$ 1,557,031	$ 2,377,930	$ 2,822,400	$ 2,822,400	$ 2,822,400	$ 2,822,400	$ 2,822,400	$ 2,822,400	$ 2,822,400	$ 2,822,400
Total Op Cost	CDN$	$ 344,526,387	$ 20,232,131	$ 30,098,065	$ 36,674,400	$ 36,674,400	$ 36,674,400	$ 36,674,400	$ 36,674,400	$ 36,674,400	$ 36,674,400	$ 36,674,400
Cash Cost per Ounce of Gold $CDN	CDN$	$ 372	$ 388	$ 363	$ 371	$ 371	$ 371	$ 371	$ 371	$ 371	$ 371	$ 371
Cash Cost per Ounce of Gold $US	$US	$ 323	$ 338	$ 316	$ 323	$ 323	$ 323	$ 323	$ 323	$ 323	$ 323	$ 323
Cashflow from Ops	CDN$	$ 283,900,973	$ 15,817,729	$ 27,678,625	$ 31,300,000	$ 31,300,000	$ 31,300,000	$ 31,300,000	$ 31,300,000	$ 31,300,000	$ 31,300,000	$ 31,300,000
Closure Costs	CDN$	$ 1,000,000										$ 1,000,000
Asset Salvage Value (100% offsets closure cost)	CDN$	$ 1,000,000										$ 1,000,000
Capital Costs												
Equipment Capital	CDN$	$ 800,000	$ 800,000									
Preproduction Shrinkage Mining	CDN$	$ 2,280,000	$ 2,280,000									
Cartwright Development Capital	CDN$	$ 4,000,000	$ 2,000,000	$ 2,000,000								
Ongoing Development Capital	CDN$	$ 44,345,850	$ 3,433,050	$ 3,707,000	$ 5,516,530	$ 4,167,430	$ 5,067,000	$ 4,167,450	$ 5,067,000	$ 4,167,450	$ 5,067,000	$ 1,440,000
Replacement Capital	CDN$	$ 5,000,000	$ -	$ 800,000	$ 1,000,000	$ 800,000	$ 800,000	$ 600,000	$ 800,000	$ 600,000	$ 600,000	$ 800,000
Total Capital	CDN$	$ 55,885,850	$ 8,183,050	$ 6,287,000	$ 6,516,530	$ 4,967,400	$ 5,367,000	$ 4,967,400	$ 5,367,000	$ 4,967,450	$ 5,367,000	$ 1,940,000
Cash Surplus Pretax	CDN$	$ 237,965,123	$ 7,633,679	$ 21,391,478	$ 24,787,840	$ 26,640,640	$ 24,961,040	$ 26,640,640	$ 24,961,040	$ 26,640,640	$ 24,961,040	$ 29,367,100
Cumulative Cash Surplus Pretax	CDN$	$ 237,965,123	$ 7,633,679	$ 29,025,363	$ 53,822,803	$ 80,463,533	$ 105,414,573	$ 132,055,213	$ 157,006,253	$ 183,646,893	$ 208,607,933	$ 237,965,123
ESTIMATED TAXES (Unaudited)												
Opening CD pools	CDN$		$ -	$ 5,724,000	$ 8,411,822	$ 10,443,900	$ 10,578,785	$ 11,055,006	$ 11,063,774	$ 12,648,977	$ 12,849,300	$ 12,984,314
Opening CE pools	CDN$		$ 30,000,000	$ 14,891,063	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
CD added in current year	CDN$		$ 8,183,050	$ 6,287,000	$ 6,516,530	$ 4,067,400	$ 5,367,000	$ 4,067,450	$ 5,367,000	$ 4,067,450	$ 5,367,000	$ 1,940,000
CE added in current year	CDN$		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Resource Profit	CDN$		$ 15,617,729	$ 27,678,625	$ 31,300,000	$ 31,300,000	$ 31,300,000	$ 31,300,000	$ 31,300,000	$ 31,300,000	$ 31,300,000	$ 31,300,000
Less Resource Allowance	CDN$		$ 3,064,432	$ 6,919,531	$ 7,827,023	$ 7,827,023	$ 7,827,023	$ 7,827,023	$ 7,827,023	$ 7,827,023	$ 7,827,023	$ 7,827,023
Subtotal	CDN$		$ 11,063,297	$ 20,758,094	$ 23,481,068	$ 23,481,000	$ 23,481,000	$ 23,481,068	$ 23,481,068	$ 23,481,068	$ 23,481,068	$ 23,481,068
Less CD allowance	CDN$		$ 2,458,155	$ 3,804,734	$ 4,478,471	$ 4,533,763	$ 6,000,751	$ 4,966,700	$ 5,376,847	$ 5,164,025	$ 5,521,535	$ 4,447,634
Less CE allowance	CDN$		$ 5,000,142	$ 10,501,056	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Less Operating Loss from Previous year	CDN$			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
TAXABLE INCOME	CDN$		$ -	$ 6,562,312	$ 18,004,596	$ 18,947,302	$ 18,480,317	$ 18,534,307	$ 18,104,220	$ 18,317,030	$ 17,960,133	$ 18,033,443
Estimated Federal Tax	CDN$	38.0%	$ -	$ 2,453,673	$ 7,221,746	$ 7,196,973	$ 6,992,130	$ 7,030,227	$ 6,879,604	$ 6,960,473	$ 6,824,679	$ 7,232,700
Estimated Provincial Tax	CDN$	15.0%	$ -	$ 1,348,639	$ 2,810,073	$ 2,806,967	$ 2,400,000	$ 3,513,618	$ 3,438,902	$ 3,490,227	$ 3,412,335	$ 3,616,354
ESTIMATED TAX PAYABLE	CDN$	$ 88,290,822	$ -	$ 3,748,518	$ 10,032,638	$ 10,790,943	$ 10,483,101	$ 10,654,855	$ 10,315,406	$ 10,440,712	$ 10,236,796	$ 10,849,063
CASH SURPLUS AFTER TAX	CDN$	$ 149,666,102	$ 7,633,679	$ 17,550,957	$ 13,964,920	$ 15,848,679	$ 14,462,590	$ 15,081,735	$ 14,637,534	$ 15,190,930	$ 14,714,534	$ 18,518,127
CUMULATIVE CASH SURPLUS	CDN$	$ 149,666,102	$ 7,633,679	$ 25,794,636	$ 39,349,796	$ 55,000,434	$ 69,953,281	$ 85,635,079	$ 100,266,712	$ 115,465,540	$ 131,186,074	$ 149,666,102

NOTE - Disclaimer Required by NI 43-101, Section 2.3.3 - This financial evaluation is preliminary in nature and beyond 2008 includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that this preliminary assessment will be realized. It has been assumed that inferred resources will be converted to measured and indicated resources which would allow them to have Rice Lake Project economic factors applied to them which would then allow them to be converted to proven and probable mineral reserves. All the development capital required to allow sufficient inferred resources to be converted to proven and probable reserves has been included in this financial evaluation. This is basically standard operating practice in underground gold mining operations in Canada where mines seldom carry more than 4 years of proven and probable reserves for the simple reason that it defers the high cost of development into the vein structures that is required to access them for detailed drilling. Detailed drilling from surface is prohibitively expensive.

HARMONY GOLD (CANADA) INC.
MINE SITE AND TAILINGS
MANAGEMENT AREA

FUTURE POLISHING POND
96-05
LEASE BOUNDARY
CURRENT MAXIMUM POND ELEVATION (278.0m)
96-06
DYKE 1W
MAIN POND (TP-1)
96-04
DYKE 2C
RECLAIM WATER PUMPHOUSE
DYKE 3A
DYKE 3B
CURRENT POLISHING POND (TP-2)
96-01
BOG CREEK
96-02
DYKE 4A
DYKE 4B
DYKE 5
DYKE 6
96-03
HARMONY GOLD (CANADA) INC. MINE AND MILL SITE
BISSETT
SAN ANTONIO MINE TAILINGS
RICE LAKE

HARMONY GOLD (CANADA) INC.

GROUNDWATER MONITORING WELL

11.0 OTHER RELEVANT INFORMATION

Howe is unaware of any other relevant information relating to the subject of this report that would materially alter the conclusions and recommendations made herein.

12.0 INTERPRETATION AND CONCLUSIONS

Since acquiring the Rice Lake Mine from Harmony in 2004 the Company has successfully become a gold producer with reserves and resources established in 5 mineralized zones on the property, two of which, the Rice Lake Mine and the San Gold #1 Mine are currently in operation.

It is anticipated that the mine will achieve planned production of 800 tons per day by the end of the second quarter of 2007. Howe concludes that the additional resources identified in the Cartwright and San Gold # 2-3 zones will allow their development to occur over the next two years and that subsequently the mill will reach full capacity of 1,250 tons per day by January 2009.

Howe has reviewed the economics of the project (See Section 10) and concludes that it is economically viable based on the proven and probable reserves which provide a 5-year mine life.

Howe concludes that it is probable that sufficient (50%) of the inferred resources will be converted to reserves, to provide a minimum 10-year mine life.

Further, Howe is of the opinion that the operating costs used in their economic review in this Report are conservatively high as they are based on the historic operating costs of the Rice Lake Mine, which is a deep, shaft and internal shaft accessed operation. The San Gold #1 Mine, for at least the next ten years, will be a ramp accessed, relatively shallow (less than 1,000 feet below surface operation). The same will apply to the Cartwright and San Gold #2-3 zones. By the end of 2007 after a full year of operations, the Company will be able to better quantify their overall operating costs and then apply that information to a reassessment of their resource and reserve economics.

Howe concludes that by the end of 2007 the project economics will have been significantly improved by overall reduction in project operating costs compared to the operating cost assumptions used in this Report.

Howe concludes that this is a mature mining property that still has significant potential and warrants an intensive program of ongoing exploration and development.

Howe concludes that no additional surface drilling is required at Cartwright to justify beginning an underground program to initiate underground delineation of the resources and to establish proven and probable reserves. The Company has identified a location to collar the ramp opening, which would be within 500 feet of the Rice Lake Mill and once in operation would mean that ore could readily be delivered directly to the mill via the ramp.

As with all mining projects, there are inherent economic risks due to factors beyond the control of the Company, gold prices and dollar exchange rates being the most critical. In Howe's opinion gold prices are unlikely to establish new lows below the $US450 dollar mark in the foreseeable future and therefore concludes that the project should be economically stable.

An additional problem that is currently affecting the mining industry is a shortage of trained mining personnel. To mitigate this problem and to provide employment to persons living in the immediate area of the Company has established a training program for First Nations persons and currently has a significant number of them on the payroll.

13.0 RECOMMENDATIONS

Howe recommends that the Company immediately commence development of a ramp to access the Cartwright Zone and initiate sufficient development work to establish proven and probable reserves along the 2000-foot strike length between the 9600 and 9100 levels (400 to 500 feet below surface) that was extensively and successfully drilled during the summer of 2006.

The initial program will require approximately 3,400 feet of ramp access to the 9500 level in the central part of the Cartwright Zone. It is recommended that 2000 feet of development heading (8x10) be established within the SAM unit on the 9500 level to provide access for detailed drilling laterally to the north and south of the drift. It is also recommended that crosscuts be established on the north side of the 9500 level development drift at 100 foot intervals to provide access for drill tests between the 9500 level and the 9100 level.

This Cartwright program is estimated to cost approximately $4 million over a 24-month period and it is anticipated that it will significantly improve the confidence level in the mineral resource estimates.

The ongoing capital budget over the ten-year mine scenario is described and budgeted in detail in Appendix 6 (including the ongoing Cartwright budget).

At San Gold #2-3 Howe concludes that there is room for additional drilling prior to initiating development of ramp access into the zone. Howe recommends, as there are areas that have only been sparsely drilled, that a program of in-fill drilling between surface and 700 feet below surface be undertaken during the winter of 2007. This drilling will provide additional resource information that might have an impact upon where a development ramp should be located.

Howe would further recommend that the Company continue to fund general surface exploration programs as their geological staff has been very successful over the past three years in the discovery of new zones along the Rice Lake trend.

The undersigned prepared this Technical Report, titled Mineral Resources and Mineral Reserves Estimates as of December 1, 2006, Rice Lake Project, Rice Lake Greenstone Belt, Bissett, Manitoba, Canada, for San Gold Corporation, in support of the public disclosure of Mineral Resource and Mineral Resource estimates as at December 1, 2006. The format and content of the report are intended to conform to Form 43-101-F1 of the Canadian Securities Administrators.

Signed

"Peter T. George"

Original sealed by
Peter T. George, P. Geo., Ontario #620

Peter T. George, P.Geo.
Consulting Geologist

January 22, 2007

14.0 REFERENCES

14.1 SAN GOLD CORPORATION DATA

Gemcom digital database of all drill hole data.

Surface plans, level plans, cross sections and longitudinal sections.

Current operating cost information and unit costs for various discrete mining activities.

14.2 OTHER REFERENCES

Busch, D., 1986a, The San Norm Gold Deposit Exploration Summary with Drilling Compilation and Interpretations. Unpublished company report by Westshield Consulting Ltd. for Orenda Resources Limited.

Busch, D., 1986b, San Norm Project. Phase 1 Drill Results. Unpublished company report by Westshield Consulting Ltd. for Orenda Resources Limited.

Busch, D., 1989, SanNorm Project Diamond Drilling Report. Unpublished company report by Westshield Consulting Ltd. for Bakra Resources Ltd.

Colvine A.C., Fyon, J.A., Heather, K.B., Marmont, S., Smith, P.M. and Troop, D.G. 1988. Archean Lode Gold Deposits in Ontario. O.G.S. Misc. Paper 139, 135p.

Corkery, M. T., 2000. Reassessment of Major Geologic Boundaries in the Southeast Rice Lake Greenstone Belt (NTS 52L/14); in Report of Activities, 1999, Manitoba Industry, Trade and Mines, Geological Services, p. 111-113.

Ferguson, S. A., Groen, H. A., and Haynes, R., 1971. Gold Deposits of Ontario; Mineral Resources Circular No. 13, Part 1, Ontario Department of Mines and Northern Affairs, 315 p.

Nielsen, F.W., 1983, An Evaluation of the Sannorm-Wynne Gold Mines Property. Unpublished company report, San Gold Resources, Bissett, Manitoba.

Poulsen K.H., 1996. Lithostratigraphic Assembly and Structural Setting of Gold mineralization in the Eastern Rice Lake Greenstone Belt, Manitoba; Fieldtrip Guidebook A4, GAC/MAC Annual Meeting, Winnipeg, Manitoba.

Poulsen, K.H., Ames, D.E., Lau, S., and Brisbin, W.C. 1996. Preliminary Report on the structural setting of gold in the Rice Lake area, Uchi Subprovince, Southeastern Manitoba Current Research, Geological Survey of Canada.

Rhys, D.A., and Brommeland, L., 2001. Evaluation of the Geology and Exploration Potential of the San Norm Property, Red Lake West Project, Rice Lake Greenstone Belt, Manitoba, report prepared for Mainland Exploration Limited Partnership and San Gold Resources Corp.

Richardson, D.J., Ostry, G. 1996. Gold Deposits of Manitoba. Manitoba Energy and Mines, Economic Geology Report ER86-1 (2nd. edition), 114p.

Roberts, R.G. 1988. Archean Lode Gold Deposits. *In:* Roberts, R.G. and Sheahan, P.A. *(eds).* Ore Deposit Models. Geoscience Canada, Reprint Series 3, pp.1-19.

Sasseville, C. 1999 Geology of the Wallace-Siderock Lakes Area, (parts of NTS 52L/14 and 53M/3re Wallace Lake Siderock Lake; Manitoba Industry, Trade and Mines, Preliminary Map 1999R-1, scale 1:20,000.

Stockwell, C. H., 1938, Rice Lake-Gold Lake area, southeastern Manitoba, Geological Survey of Canada Memoir 210, 79p.

Theyer, P. 1985. GS-17 Geology of Gold Environments in the Bissett/Wallace Lake Portion of the Rice Lake Greenstone Belt; in Report of Activities 1985, Manitoba Energy and Mines, Geological Branch, pp 101-106.

Thorpe, R.I. and Franklin, J.M. 1984. Volcanic-associated vein and shear zone gold. *In:* Canadian Mineral Deposit Types: A Geological Synopsis. G.S.C. Economic Report 36, ed. O.R. Eckstrand, p. 36

Thurston, P. C. *et al.*. 1991. Geology of Ontario; Ontario Geological Survey Special Volume 4, Part 1, Section 6, Uchi Subprovince, pp. 145-238.

Titaro, D., George, P.T., Brady, B. 2004. Report on the Bissett Mine of Harmony Gold (Canada) Inc. Rice Lake Greenstone Belt Manitoba, Canada for Rice Lake Joint Venture A.C.A. Howe Report No. 860, April 2004.

Vallée, M., 1992. Guide to the Evaluation of Gold Deposits; Canadian Institute of Mining and Metallurgy, Special Volume 45, 120p.

Weber, W. 1971. Geology of the Wanipigow River-Manigotagan River region, Winnipeg Mining District; in Geology and Geophysics of the Rice Lake Region, southeastern Manitoba, (Project Pioneer), Manitoba Department of Mines and Natural Resources, Mines Branch Publication 71-1, Map 71-1/4, scale on inch to one mile.

Wright, J. F., 1946, First Annual Report, Sannorm Mines Limited.

Wright, J. F., 1949, Report on diamond drilling, June to July 1949. Unpublished company report, Sannorm Mines Limited.

15.0 CERTIFICATE

I, Peter T. George of 120 East Avenue South, Hamilton, Ontario, Canada, L8N 2T7, Canada, hereby certify that:

1. I am a self-employed consulting geologist.

2. I am a graduate of Queen's University, Kingston, Ontario with an Honours Bachelor of Science (1964) degree in geology and I completed two years of graduate study in geology at Queen's University (1964-66).

3. I am a Fellow of the Society of Economic Geologists, a Fellow of the Geological Association of Canada and a Member of the Association of Professional Geologists of Ontario (Member #620).

4. I have worked as a geologist for 40 years, with continuous experience as a geologist in the mining industry. I have been directly involved in the preparation of evaluation reports for a number of significant mining operations. In the past 5 years I have participated in evaluation reports relating to the Hudson Bay Mining and Smelting mining, smelting and refining operations in Flin Flon, Manitoba, Canada; the Balmat zinc mine located in northern New York State, the Scotia Mine project located in Nova Scotia, Canada, the Asarco Tennessee Zinc mining asset located near Knoxville, Tennessee and Newmont's Golden Grove polmetallic base metal mining operations in Western Australia.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am fully responsible for the preparation of this preliminary technical report titled "Mineral Resource and Mneral Reserve Estmates as of October 1, 2006, Rice Lake Project, Rice Lake Greenstone Belt, Bissett, Manitoba, Canada, for San Gold Corporation ", dated December 11, 2006 (the "Technical Report"). I visited the Rice Lake Project site most recently during the period October 1 to 6, 2006 and in addition made site visits to the San Gold #1 zone on March 20 to 22, 2005 and to the adjoining Rice Lake Mine during the period November 1 to 7, 2001 and February 18 to 24, 2002.

7. Since2002 I have had prior involvement with the property that is the subject of the Technical Report as a consultant to the Company and predecessor companies of the Company.

8. As of the date of the certificate to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading..

9. I am independent of the Company applying all of the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report covers the appropriate technical matter required by NI 43-101.

11. I consent to the use of this Technical Report for filing with regulatory agencies and posting on SEDAR and as may be required by the Company for financing or other regulatory purposes or for presentation to financial advisors of the Company.

Dated this 11th Day of December, 2006

Original Signed by Peter T. George

____
Signature of Qualified Person

Peter T. George, P. Geo.
Print name of Qualified Person

Original sealed by
Peter T. George, P. Geo., Ontario #620

APPENDIX 1

DEFINITION OF TERMS

Definition of Terms Mineral Resource and Mineral Reserve

As established by the Canadian Institute of Mining, Metallurgy and Petroleum
And
National Instrument 43-101


A.C.A. HOWE INTERNATIONAL LIMITED
Mining and Geological Consultants

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated, and Measured categories. An Inferred Mineral Resource has a lower level of confidence that that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects of economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource cover mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently defined by the consideration and application of technical, economic, legal, environmental, socio-economic, and governmental factors. The phrase "reasonable prospect of economic extraction" implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

An **Inferred Mineral Resource** is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

An **Indicated Mineral Resource** is that part of a Mineral Resource for which quantity, grade or quality, densities, shapes and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A **Measured Mineral Resource** is that part if a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well-established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough to confirm both the geological and grade continuity.

Mineral Reserve

Mineral Reserves are subdivided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower confidence level that a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic mineral extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when material is mined.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal,

environmental, socio-economic, and government factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term "Mineral Reserve" need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

A **Probable Mineral Reserve** is the economically mineable part of an Indicated Mineral Resource, and in some cases a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A **Proven Mineral Reserve** is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Application of the term Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the reader of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation of the estimate would not significantly affect the economic viability.

APPENDIX 2

DETAILS OF RICE LAKE MINE RESOURCE AND RESERVE ESTIMATES

RICE LAKE MINE RESOURCE ESTIMATES

Table 9.1 from Section 9 of the Report presents the Howe resource summary.

Table 9.1
Howe Resource Summary 2006*
Rice Lake Mine

Category	Tons	Grade (oz. Au/T)	Contained Ounces
Measured Resources**			
C-Shaft Area	133,900	0.25	34,110
D-Shaft Area	186,200	0.29	54,420
Indicated Resources**			
C-Shaft Area	163,200	0.26	42,880
D-Shaft Area	480,800	0.30	143,890
Total Measured and Indicated Resources	**964,100**	**0.29**	**275,300**
Inferred Resources			
Drill Inferred D-Shaft Area	419,500	0.31	128,220
Inferred to 500 feet below D-Shaft Area	1,460,000	0.29	423,400
Total Inferred Resources	**1,879,500**	**0.29**	**551,620**

*** Note all numbers are rounded per NI 43-101 from details in Appendix 2**
**** Note the measured and indicated resources include resources that have been converted to reserves.**

See the attached table on for details of the resource estimate.

The drill inferred resource

Given the strong vertical continuity of the Rice Lake resources, Howe is of the opinion that it is valid to infer mineral resources will continue for at least 500 feet below the lowest developed area in the mine. Total historical production (5,763,111 tons with 1,436,325 ounces of recovered gold) plus current resources to the 4630 elevation represent approximately 7,700,000 tons of resource grading 0.29 ounces per ton (before dilution and mill recovery factors are applied). This represents 1,460 tons per vertical foot and on this basis Howe concludes that an inferred mineral resource of 730,000 tons at an average 0.29 ounces gold per ton is valid to a depth of 500 vertical feet below the 4630 Level. The existing D-Shaft hoist is capable of supporting operations at least to that depth. Scattered deep exploration drill holes support this geological resource potential as they have indicated that the vein system is present at the 3800 level, 930 feet below the 4730 Level, where an intersection of 0.44 ounces gold per ton over 4 feet has been obtained (See attached Longitudinal Section figure).

RICE LAKE MINE RESERVE ESTIMATES

Table 9.6 from Section 9 of the Report presents the Howe reservee summary.

Table 9.6
Howe Reserve Summary December 2006*
Rice Lake Mine

Category	Tons	Grade (oz. Au/T)	Contained Ounces
D-Shaft Reserves			
Proven	216,300	0.27	58,420
Probable	439,100	0.29	126,260
Total Proven and Probable	**655,400**	**0.28**	**185,000**
C-Shaft Reserves			
Proven	173,300	0.23	40,550
Probable	158,000	0.23	36,440
Total Proven and Probable	**331,300**	**0.23**	**76,990**
Total Proven Reserves	**389,600**	**0.26**	**98,970**
Total Probable Reserves	**597,100**	**0.28**	**162,700**
Total Proven and Probable Reserves	**986,700**	**0.27**	**261,670**

*** Note all numbers are rounded per NI 43-101 from details in Appendix 2**

The attached table provides a detailed break down of the reserve estimate.



A - SHAFT
COLLAR
SURFACE
'B' SHAFT
'C' SHAFT
'A' SHAFT
'D' SHAFT
C - SHAFT AREA
D-SHAFT AREA
C - SHAFT MEASURED PLUS
INDICATED RESOURCE
297,100 TONS GRADING 0.25
OUNCES GOLD PER TON
INCLUDING, C - SHAFT
RESERVE, 331,300 TONS
GRADING 0.23 OUNCES
GOLD PER TON
D - SHAFT MEASURED PLUS
INDICATED RESOURCES
667,000 TONS GRADING 0.30
OUNCES GOLD PER TON
AND 1,881,800 TONS OF
INFERRED RESOURCES
GRADING 0.30 OUNCES
GOLD PER TON
INCLUDING, D - SHAFT
RESERVE, 655,400 TONS
GRADING 0.28 OUNCES
GOLD PER TON

APPENDIX 2
RICE LAKE MINE
VERTICAL LONG SECTION LOOKING NORTH

HARMONY GOLD (CANADA) INC.
BISSETT GOLD MINE
GENERAL LONGITUDINAL SECTION LOOKING NORTH

San Gold Corporation
Rice Lake Mine

RESERVE SUMMARY D SHAFT
HOWE DECEMBER 2006

DILUTION CRITERIA — 16-TYPE: MINIMUM HORIZ. WIDTH 5 FEET; 38-TYPE: MINIMUM HORIZ. WIDTH 4 FEET; Hybrid 16-38 TYPE: MINIMUM HORIZ. WIDTH 5 FEET

STOPE CUT-OFF GRADE: 0.16oz. Gold per ton

ZONE	PROVEN			PROBABLE			TOTAL			VEIN
	(tons)	(oz/ton)	ounces	(tons)	(oz/ton)	ounces	(tons)	(oz/ton)	ounces	TYPE
D SHAFT - TO 80 FEET BELOW 4730 RAMP										
96 Below 4730	13082	0.27	3558	13082	0.34	4386	26164	0.30	7953	16-TYPE SHEAR
96 Above 32 Level	23326	0.22	5037	17411	0.21	3683	40737	0.21	8720	16-TYPE SHEAR
A Vein Below 4730	3576	0.32	1144	3576	0.32	1144	7152	0.32	2288	Hybrid 16-38-TYPE
C Vein Below 4730	10533	0.22	2359	10533	0.22	2359	21066	0.22	4718	Hybrid 16-38-TYPE
Deep West	20176	0.31	6205	18376	0.29	5463	38552	0.29	11667	16-TYPE SHEAR
Deep East				118433	0.31	36532	118433	0.31	36532	Hybrid 16-38-TYPE
Oreo	3809	0.22	853				3809	0.22	853	38-TYPE STOCKWORK
93 Vein Above 31 Level	22328	0.27	6134	7616	0.16	1223	29944	0.25	7357	16-TYPE SHEAR
93 Vein Below 31 Level	14352	0.22	3102	6484	0.22	1421	20836	0.22	4523	16-TYPE SHEAR
Puff Vein	12696	0.20	2539	4043	0.20	808	16739	0.20	3348	38-TYPE STOCKWORK
N Vein	11574	0.28	3237	18445	0.32	5998	30019	0.31	9236	16-TYPE SHEAR
NN Vein				4581	0.21	977	4581	0.21	977	16-TYPE SHEAR
Blade	1321	0.21	278	3295	0.22	711	4616	0.21	989	16-TYPE SHEAR
94 Vein	2508	0.28	713	4897	0.30	1447	7405	0.29	2159	Hybrid 16-38-TYPE
95 Vein	2935	0.26	764	4596	0.19	863	7531	0.22	1627	Hybrid 16-38-TYPE
I Zone	2484	0.21	533	11016	0.29	3142	13500	0.27	3675	Hybrid 16-38-TYPE
96HW Vein	3465	0.22	775	10503	0.25	2670	13968	0.25	3445	16-TYPE SHEAR
98 Vein	29651	0.33	9895	67164	0.30	20084	96815	0.31	29979	16-TYPE SHEAR
99 Vein									0	
RD Vein	3121	0.22	694	6974	0.29	2025	10095	0.27	2719	Hybrid 16-38-TYPE
3097 Vein									0	
D Vein	2970	0.24	713	4752	0.24	1140	7722	0.24	1853	38-TYPE STOCKWORK
D FW Vein	735	0.23	169	36806	0.25	9102	37541	0.25	9271	38-TYPE STOCKWORK
Shaft Vein	11248	0.38	4229	4728	0.38	1778	15976	0.38	6007	Hybrid 16-38-TYPE
31 AA Zone	782	0.30	235	0	0.00	0	782	0.30	235	38-TYPE STOCKWORK
100 Vein	4641	0.24	1136	24723	0.37	9026	29364	0.35	10162	16-TYPE SHEAR
100-2 Vein									0	
107 Vein									0	
111 Zone	2615	0.31	810	1355	0.27	368	3970	0.30	1178	38-TYPE STOCKWORK
113 Zone	6165	0.27	1664	6556	0.30	1946	12720	0.28	3610	38-TYPE STOCKWORK
Q Vein	2107	0.27	569	24094	0.25	6004	26201	0.25	6573	38-TYPE STOCKWORK
J Veins	0	0.00	0	4979	0.35	1754	4979	0.35	1754	38-TYPE STOCKWORK
F Vein									0	
63 Vein									0	
F Blwk Zone	4065	0.26	1073	1087	0.18	196	5152	0.25	1269	38-TYPE STOCKWORK
D SHAFT TOTAL	216263	0.27	58418	439105	0.29	126257	655368	0.28	184675	

San Gold Corporation
Rice Lake Mine

RESOURCE SUMMARY D SHAFT
HOWE DECEMBER 2006

ZONE	MEASURED			INDICATED			TOTAL			INFERRED			VEIN
	(tons)	(oz/ton)	ounces	(tons)	(oz/ton)	ounces	(tons)	(oz/ton)	ounces	(tons)	(oz/ton)	ounces	TYPE
D SHAFT - TO 80 FEET BELOW 4730 RAMP													
96 Below 4730	10465	0.34	3554	10465	0.34	3554	20930	0.34	7108	15698	0.34	5337	16-TYPE SHEAR
96 Above 32 Level	20891	0.24	5014	15737	0.22	3462	36628	0.23	8476	0	0.00	0	16-TYPE SHEAR
A Vein Below 4730	2861	0.40	1144	2861	0.40	1144	5722	0.40	2288	4291	0.40	1717	Hybrid 16-38-TYPE
C Vein Below 4730	8426	0.28	2359	8426	0.28	2359	16852	0.28	4718	12630	0.28	3536	Hybrid 16-38-TYPE
Deep West	8070	0.39	3115	7750	0.35	2720	15820	0.37	5835	0	0.00	0	16-TYPE SHEAR
Deep East Zones				112874	0.32	36120	112874	0.32	36120	367901	0.31	113318	
Oreo	3047	0.28	853			0	3047	0.28	853	0	0.00	0	38-TYPE STOCKWORK
93 Vein Above 31 Level	17860	0.34	6072	6264	0.20	1253	24124	0.30	7325	0	0.00	0	16-TYPE SHEAR
93 Vein Below 31 Level	7865	0.25	1993	5610	0.24	1394	13475	0.25	3387	0	0.00	0	16-TYPE SHEAR
Puff Vein	10157	0.25	2539	3235	0.25	809	13392	0.25	3348	0	0.00	0	38-TYPE STOCKWORK
N Vein	11129	0.29	3227	17431	0.34	5927	28560	0.32	9154	0	0.00	0	16-TYPE SHEAR
NN Vein			0	3054	0.32	977	3054	0.32	977	0	0.00	0	16-TYPE SHEAR
Blade	1321	0.21	277	3295	0.22	725	4616	0.22	1002	0	0.00	0	16-TYPE SHEAR
94 Vein	2475	0.29	718	4834	0.30	1450	7309	0.30	2168	0	0.00	0	Hybrid 16-38-TYPE
95 Vein	2618	0.31	811	3674	0.23	845	6292	0.26	1656	0	0.00	0	Hybrid 16-38-TYPE
I Zone	2236	0.24	537	11018	0.29	3195	13254	0.28	3732	0	0.00	0	Hybrid 16-38-TYPE
96HW Vein	2772	0.29	781	5412	0.29	1580	8184	0.29	2361		0.31	0	16-TYPE SHEAR
98 Vein	29567	0.35	9999	71084	0.29	20614	100651	0.31	30613	0	0.00	0	16-TYPE SHEAR
99 Vein	1758	0.21	369	4422	0.20	884	6180	0.20	1254	0	0.00	0	
RD Vein	2739	0.25	685	3154	0.32	1009	5893	0.29	1694	0	0.00	0	Hybrid 16-38-TYPE
3097	6452	0.23	1484	6452	0.23	1484	12904	0.23	2968	0	0.00	0	
D Vein	2970	0.24	713	4751	0.24	1140	7721	0.24	1853	0	0.00	0	38-TYPE STOCKWORK
D FW Vein	678	0.25	169	34215	0.27	9238	34893	0.27	9407	0	0.00	0	38-TYPE STOCKWORK
Shaft Vein				8997	0.47	4229	8997	0.47	4229	0	0.00	0	Hybrid 16-38-TYPE
31 AA Zone	782	0.30	235				782	0.30	235	0	0.00	0	38-TYPE STOCKWORK
100 Vein	3894	0.29	1129	21346	0.42	8956	25240	0.40	10085	0	0.00	0	16-TYPE SHEAR
100-2 Vein	1942	0.23	447	5425	0.21	1139	7367	0.22	1586	0	0.00	0	
107 Vein	1830	0.23	423	3578	0.23	822	5418	0.23	1245	0	0.00	0	
111 Zone	2615	0.33	863	1355	0.27	366	3970	0.31	1229	0	0.00	0	38-TYPE STOCKWORK
113 Zone	6165	0.27	1665	6556	0.30	1967	12720	0.29	3631	0	0.00	0	38-TYPE STOCKWORK
Q Vein	2108	0.27	569	24094	0.24	5783	26202	0.24	6352	7443	0.25	1861	38-TYPE STOCKWORK
J Veins			0	4979	0.35	1743	4979	0.35	1743	0	0.00	0	38-TYPE STOCKWORK
29C	2909	0.20	580	157	0.44	69	3066	0.21	649	0	0.00	0	
F Vein	1766	0.21	371	2809	0.23	646	4575	0.22	1017	6078	0.30	1385	
63 Vein	2957	0.22	651	5774	0.22	1270	8731	0.22	1921	4563	0.23	1050	
F Blwk Zone	4065	0.26	1057	1987	0.18	358	6052	0.23	1415	0	0.00	0	38-TYPE STOCKWORK
DM Veins				13043	0.38	4956	13043	0.38	4956	0	0.00	0	
C FW Vein				9130	0.48	4382	9130	0.48	4382	0	0.00	0	
Carrot Vein				25304	0.21	5314	25304	0.21	5314	0	0.00	0	38-TYPE STOCKWORK
D SHAFT TOTAL	186108	0.29	54416	480749	0.30	143887	666857	0.30	198303	419504	0.31	128210	

GEOLOGICAL RESERVE SUMMARY C SHAFT
HOWE DECEMBER 2006

HarmonyGold (Canada)Inc
Bisset Gold Mine

DILUTION CRITERIA — 16-TPE — MINIMUM TRUE WIDTH 4 EET
38-TPE — MINIMUM TRUE WIDTH 4 EET
Hybrid 16-38 TPE — MINIMUM TRUE WIDTH 4 EET
STOPE CUT-OFGRADE 0.20 ozGold per ton

ZONE	PROVEN (tons)	PROVEN (oz/ton)	PROVEN ounces	PROBABLE (tons)	PROBABLE (oz/ton)	PROBABLE ounces	TOTAL (tons)	TOTAL (oz/ton)	TOTAL ounces	VEIN TYPE	LOCATION
C SHAFT											
16 Level	9648	0.24	2272	10166	0.26	2600	19814	0.25	4872	6-TPE SHEAR	
	1815	0.28	506	756	0.29	220	2571	0.28	726	38-TPE STOCWORK	
17 Level	9993	0.24	2397	7685	0.28	2168	17678	0.26	4565	6-TPE SHEAR	
	3572	0.27	957	3104	0.26	795	6676	0.26	1752	38-TPE STOCWORK	
18 Level	10309	0.22	2257	9874	0.22	2185	20183	0.22	4442	6-TPE SHEAR	
	8114	0.32	2565	8557	0.31	2644	16671	0.31	5210	38-TPE STOCWORK	
19 Level	12587	0.21	2585	13022	0.20	2669	25609	0.21	5254	6-TPE SHEAR	
	3789	0.27	1012	4617	0.26	1188	8406	0.26	2200	38-TPE STOCWORK	
20 Level	9127	0.19	1751	6983	0.22	1519	16110	0.20	3270	6-TPE SHEAR	
	1205	0.23	279	3498	0.26	903	4703	0.25	1182	38-TPE STOCWORK	
21 Level	4875	0.21	1000	5636	0.21	1163	10511	0.21	2163	6-TPE SHEAR	
	3850	0.28	1094	4567	0.30	1359	8417	0.29	2453	38-TPE STOCWORK	
22 Level	12352	0.21	2648	12174	0.22	2713	24526	0.22	5361	6-TPE SHEAR	
	20837	0.24	4923	985	0.31	306	21822	0.24	5228	38-TPE STOCWORK	
23 Level	11331	0.24	2728	12057	0.24	2896	23388	0.24	5624	6-TPE SHEAR	
	19759	0.21	4205	3324	0.23	753	23083	0.21	4958	38-TPE STOCWORK	
24 Level	11745	0.26	3060	16461	0.17	2862	28206	0.21	5923	6-TPE SHEAR	
	5439	0.24	1326	14346	0.23	3246	19785	0.23	4571	38-TPE STOCWORK	
26 Level	11912	0.23	2698	19760	0.21	4112	31672	0.22	6810	6-TPE SHEAR	
	1032	0.28	287	391	0.34	133	1423	0.30	420	38-TPE STOCWORK	
C SHAFT TOTAL	173291	0.23	40550	157963	0.23	36435	331254	0.23	76985		

GEOLOGICAL RESOURCE SUMMARY C SHAFT
HOWE DECEMBER 2006

HarmonyGold (Canada)Inc
Bisset Gold Mine

DILUTION CRITERIA — 16-TPE — MINIMUM TRUE WIDTH 4 EET
38-TPE — MINIMUM TRUE WIDTH 4 EET
Hybrid 16-38 TPE — MINIMUM TRUE WIDTH 4 EET
STOPE CUT-OFGRADE 0.20 ozGold per ton

ZONE	MEASURED (tons)	MEASURED (oz/ton)	MEASURED ounces	INDICATED (tons)	INDICATED (oz/ton)	INDICATED ounces	INFERRED (tons)	INFERRED (oz/ton)	INFERRED ounces	VEIN TYPE	LOCATION
C SHAFT											
16 Level	8627	0.26	2272	8950	0.29	2600	0			6-TPE SHEAR	
	1815	0.28	506	757	0.29	220	0			38-TPE STOCWORK	
17 Level	8840	0.27	2397	6860	0.32	2168	0			6-TPE SHEAR	
	3572	0.27	957	3104	0.26	795	0			38-TPE STOCWORK	
18 Level	7877	0.26	2061	9381	0.25	2381	0			6-TPE SHEAR	
	8115	0.32	2565	8556	0.31	2644	0			38-TPE STOCWORK	
19 Level	3385	0.25	845	18326	0.24	4410	0			6-TPE SHEAR	
	3789	0.27	1012	4616	0.26	1188	0			38-TPE STOCWORK	
20 Level	6080	0.24	1445	7159	0.25	1825	0			6-TPE SHEAR	
	1205	0.23	279	3498	0.26	903	0			38-TPE STOCWORK	
21 Level	5850	0.23	1374	3209	0.25	789	0			6-TPE SHEAR	
	3850	0.28	1094	4567	0.30	1359	0			38-TPE STOCWORK	
22 Level	8807	0.26	2272	11879	0.26	3089	0			6-TPE SHEAR	
	20836	0.24	4923	984	0.31	306	0			38-TPE STOCWORK	
23 Level	6403	0.30	1923	13630	0.27	3701	0			6-TPE SHEAR	
	19759	0.21	4205	3324	0.23	753	0			38-TPE STOCWORK	
24 Level	5496	0.25	1354	15253	0.30	4569	0			6-TPE SHEAR	
	5439	0.24	1326	14348	0.23	3246	0			38-TPE STOCWORK	
26 Level	3120	0.32	1012	24354	0.24	5798	0			6-TPE SHEAR	
	1033	0.28	287	391	0.34	133	0			38-TPE STOCWORK	
C SHAFT TOTAL	133897	0.25	34106	163145	0.26	42879					

HarmonyGold Canada Inc.

Bell Gold Mine

Resource / Reserve Calculation for: **100-2 Vein**

Geological Resource

Block/Section	Area	Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
10525		4.0	295	0.25	0.25	74	74		chps
10550		4.2	469	0.25	0.25	117	117		chps
10575		4.5	508	0.25	0.25	127	127		chps
10600		4.5	234	0.25	0.25	59	59		chps
10625		4.0	436	0.15	0.15	65	65		chps
Subtotal		4.2	1942	0.23	0.23	442	442	measd	
10525		4.0	1460	0.23	0.23	336	336		chps&dch
10550		4.1	1390	0.19	0.19	264	264		chps
10575		4.3	970	0.25	0.25	243	243		chps
10600		4.5	735	0.25	0.25	184	184		chps
10625		4.0	870	0.15	0.15	131	131		chps
Subtotal		4.2	5425	0.21	0.21	1157	1157	indicated	
TOTALS			7367	0.22	0.22	1599	1599		

Block/Section	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
10525	50.0%	443	0.166	0.166	74	74					
10550	42.9%	670	0.175	0.175	117	117					
10575	33.3%	677	0.188	0.188	127	127					
10600	33.3%	312	0.188	0.188	59	59					
10625	50.0%	654	0.1	0.1	65	65					
Subtotal											
10525	50.0%						2190	0.153	0.153	336	336
10550	48.3%						2034	0.13	0.13	264	264
10575	39.5%						1353	0.179	0.179	243	243
10600	33.3%						980	0.188	0.188	184	184
10625	50.0%						1305	0.1	0.1	131	131
Subtotal											
TOTALS		2756	0.160	0.160	442	442	7862	0.147	0.147	1157	1157

HarmonyGold Canada Inc.

Bell Gold Mine

Resource / Reserve Calculation for: **100 Vein** 16-TYPE

Geological Resource

Block/Section	Area	Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
Above 31 L																				
10575		4.0	922	0.26	0.26	240	240		clps	25.0%	1153	0.208	0.208	240	240					
10600		4.1	464	0.34	0.34	158	158		clps	22.0%	566	0.279	0.279	158	158					
10625		4.1	446	0.34	0.34	152	152		clps	22.0%	544	0.279	0.279	152	152					
10650		4.5	483	0.29	0.29	140	140		clps	11.1%	537	0.261	0.261	140	140					
10675		4.5	483	0.29	0.29	140	140		clps	11.1%	537	0.261	0.261	140	140					
Subtotal		4.2	2798	0.30	0.30	829	829	measd												
10575		4.1	481	0.23	0.23	106	106		clps	22.0%						562	0.189	0.189	106	106
10600		4.1	1448	0.25	0.25	362	362		clps	22.0%						1766	0.205	0.205	362	362
10625		4.5	892	0.34	0.34	303	303		clps	11.1%						991	0.306	0.306	303	303
10650		4.5	968	0.29	0.29	281	281		clps	11.1%						1076	0.261	0.261	281	281
10675		4.2	968	0.29	0.29	281	281		clps	17.9%						1142	0.246	0.246	281	281
Subtotal		4.3	4737	0.28	0.28	1333	1333	indicated												
Above 32 L																				
1	3000	4.2	1096	0.28	0.28	307	307	measd	clps	19.0%	1304	0.235	0.235	307	307					
2	7500	4.2	2739	0.28	0.28	767	767	indicated	clps	19.0%						3261	0.235	0.235	767	767
3	7035	4.0	2447	0.87	1.49	2129	3646	indicated	A-536	25.0%						3059	0.696	1.192	2129	3646
4	5360	4.3	2004	0.23	0.23	461	461	indicated	A-560	16.3%						2330	0.198	0.198	461	461
Subtotal	22895	4.2	8286	0.44	0.63	3664	5181													
Below 32 L																				
1	6630	4.0	2306	0.87	1.49	2006	3436	indicated	A-536	25.0%						2883	0.696	1.192	2006	3436
2	6200	4.0	2157	0.23	0.23	496	496	indicated	A-560	25.0%						2696	0.184	0.184	496	496
3	9500	6.0	4957	0.37	0.37	1834	1834	indicated	33-84-03	0.0%						4957	0.37	0.37	1834	1834
Subtotal	22330	4.9	9419	0.46	0.61	4336	5766													
TOTALS			25240	0.48	0.52	10162	13109				4641	0.245	0.245	1136	1136	24723	0.365	0.484	9026	11973

HarmonyGold CanadaInc.

Bell Gold Mine

Resource / Reserve Calculation for: **99 Vein** **16-TYPE**

Block/Section	Area	Width	Geological Resource Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	GRADE CUT	GRADE UNCUT	OUNCES CUT	OUNCES UNCUT	PROBABLE RESERVE TONS	GRADE CUT	GRADE UNCUT	OUNCES CUT	OUNCES UNCUT
3099																				
9250		4.0	240	0.29	0.29	70	70		clpe	25.0%	300	0.232	0.232	70	70					
9275		4.0	253	0.20	0.20	51	51		clpe	25.0%	316	0.16	0.16	51	51					
9300		4.0	253	0.20	0.20	51	51		clpe	25.0%	316	0.16	0.16	51	51					
9325		4.0	253	0.20	0.20	51	51		clpe	25.0%	316	0.16	0.16	51	51					
9350		4.0	253	0.20	0.20	51	51		clpe	25.0%	316	0.16	0.16	51	51					
9375		4.0	253	0.20	0.20	51	51		clpe	25.0%	316	0.16	0.16	51	51					
9400		3.0	253	0.20	0.20	51	51		clpe	66.7%	422	0.12	0.12	51	51					
Subtotal		3.9	1758	0.21	0.21	373	373	measrd												
9250		4.0	482	0.29	0.29	140	140		clpe	25.0%						603	0.232	0.232	140	140
9275		4.0	469	0.20	0.20	94	94		clpe	25.0%						586	0.16	0.16	94	94
9300		4.0	496	0.20	0.20	99	99		clpe	25.0%						620	0.16	0.16	99	99
9325		4.0	1470	0.17	0.17	250	250		clpe	25.0%						1838	0.136	0.136	250	250
9350		4.0	496	0.20	0.20	99	99		clpe	25.0%						620	0.16	0.16	99	99
9375		4.0	496	0.20	0.20	99	99		clpe	25.0%						620	0.16	0.16	99	99
9400		4.0	513	0.20	0.20	103	103		clpe	25.0%						641	0.16	0.16	103	103
Subtotal		4.0	4422	0.20	0.20	884	884	indicated												
TOTALS			6180	0.20	0.20	1257	1257				2302	0.162	0.162	373.2	373.2	5528	0.16	0.16	883.68	883.68

HarmonyGold Canada Inc.

Bell Gold Mine

Resource / Reserve Calculation for: 98 Vein 16-TYPE

Geological Resource

Block/Section	Area	Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
Above 26 L									
1	1636	7.1	1010	0.20	0.20	202	202	indicated	A-497
2	2857	5.8	1391	0.23	0.23	320	320	indicated	A-495
3	3474	7.9	2386	0.14	0.14	334	334	indicated	A-501
Subtotal	7967	6.9	4788	0.18	0.18	856	856		
Above 29 L									
broken			2850	0.28	0.28	798	798	measd	broken
1	2224	10.0	1934	0.39	0.39	754	754	measd	clps
2	1867	6.0	974	0.12	0.12	117	117	measd	clps
3	1655	4.0	576	0.35	0.40	201	230	indicated	A-287
4	4679	5.0	2034	0.05	0.05	102	102	indicated	26-80-2
5	1401	5.6	682	0.16	0.16	109	109	indicated	A-286
6	6865	11.2	6686	0.33	0.33	2206	2206	indicated	26-80-3
7	17380	7.0	10579	0.25	0.25	2645	2645	indicated	74905
8	29489	14.0	35900	0.36	0.36	12924	12924	indicated	26-80-6
9	7878	4.2	2877	0.26	0.26	748	748	measd	clps
10	26213	5.9	13448	0.41	0.41	5514	5514	measd	clps
11	8542	6.0	4457	0.12	0.12	535	535	indicated	clps
Subtotal	108193	8.8	82997	0.32	0.32	26653	26682		
Above 30 L									
1	3440	4.2	1258	0.26	0.26	327	327	measd	clps
2	4298	4.2	1570	0.26	0.26	408	408	indicated	clps
3	4181	4.5	1636	0.25	0.25	409	409	indicated	clps
4	4189	4.5	1639	0.25	0.25	410	410	measd	clps
5	2057	5.0	894	0.38	0.38	340	340	measd	clps
6	3789	5.0	1647	0.38	0.38	626	626	measd	clps
Subtotal	21954	4.5	6643	0.29	0.29	2519	2519		
Above 31 L									
1	2673	4.5	1046	0.25	0.25	261	261	measd	clps
2	5564	4.5	2177	0.25	0.25	544	544	indicated	clps
Subtotal	8237	4.5	3223	0.25	0.25	806	806		
TOTALS			99651	0.31	0.31	30835	30863		
7	6355	4.6	2542	0.29	0.29	737	737	inferred	
Total Resource			102193	0.31	0.31	31572	31600		

Block/Section	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
Above 26 L 1	0.0%						1010	0.2	0.2	202	202
Above 26 L 2	0.0%						1391	0.23	0.23	320	320
Above 26 L 3	0.0%						2386	0.14	0.14	334	334
Above 29 L broken		2850	0.28	0.28	798	798					
Above 29 L 1	0.0%	1934	0.39	0.39	754	754					
Above 29 L 2	0.0%	974	0.12	0.12	117	117					
Above 29 L 3	25.0%						720	0.28	0.32	201	230
Above 29 L 4	0.0%						2034	0.05	0.05	102	102
Above 29 L 5	0.0%						682	0.16	0.16	109	109
Above 29 L 6	0.0%						6686	0.33	0.33	2206	2206
Above 29 L 7	0.0%						10579	0.25	0.25	2645	2645
Above 29 L 8	0.0%						35900	0.36	0.36	12924	12924
Above 29 L 9	19.0%	3425	0.218	0.218	748	748					
Above 29 L 10	0.0%	13448	0.41	0.41	5514	5514					
Above 29 L 11	0.0%						4457	0.12	0.12	535	535
Above 30 L 1	19.0%	1496	0.218	0.218	327	327					
Above 30 L 2	19.0%						1869	0.218	0.218	408	408
Above 30 L 3	11.1%						1818	0.225	0.225	409	409
Above 30 L 4	11.1%	1821	0.225	0.225	410	410					
Above 30 L 5	0.0%	894	0.38	0.38	340	340					
Above 30 L 6	0.0%	1647	0.38	0.38	626	626					
Above 31 L 1	11.1%	1162	0.225	0.225	261	261					
Above 31 L 2	11.1%						2419	0.225	0.225	544	544
TOTALS		29651	0.334	0.334	9895	9895	67164	0.299	0.299	20084	20112

HarmonyGold Canada Inc.

Bell Gold Mine

Resource / Reserve Calculation for: **96 Vein below 4730** 16-TYPE

Block/Section	Area	Height	Geological Resource Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
1	2407	50.0	10465	0.34	0.42	3558	4395	measured	clps
2	2407	50.0	10465	0.34	0.42	3558	4395	indicated	
3	2407	75.0	15698	0.34	0.42	5337	6593	inferred	
TOTALS	7221	58.3	36628	0.34	0.42	12454	15384		
Total Resource			36628	0.34	0.42	12454	15384		

DILUTION %	PROVEN RESERVE TONS	GRADE CUT	GRADE UNCUT	OUNCES CUT	OUNCES UNCUT	PROBABLE RESERVE TONS	GRADE CUT	GRADE UNCUT	OUNCES CUT	OUNCES UNCUT
25.0%	13082	0.272	0.336	3558	4395					
25.0%						13082	0.272	0.336	3558	4395
Total	13082	0.272	0.336	3558	4395	13082	0.272	0.336	3558	4395

HarmonyGold Canada Inc.

Bett Gold Mine

Resource / Reserve Calculation for: **96HW Vein** 16-TYPE

			Geological Resource	Grade		Ounces				DILUTION	PROVEN RESERVE					PROBABLE RESERVE				
											TONS	GRADE		OUNCES		TONS	GRADE		OUNCES	
Block/Section	Area	Width	Tons	(cut)	(uncut)	(cut)	(uncut)	Class	Key	%		CUT	UNCUT	CUT	UNCUT		CUT	UNCUT	CUT	UNCUT
10275		4.0	707	0.31	0.31	219	219		clps	25.0%	884	0.248	0.248	219	219					
10300		4.0	753	0.26	0.26	196	196		clps	25.0%	941	0.208	0.208	196	196					
10325		4.0	774	0.25	0.25	194	194		clps	25.0%	968	0.2	0.2	194	194					
10350		4.0	269	0.31	0.31	83	83		clps	25.0%	336	0.248	0.248	83	83					
10375		4.0	269	0.31	0.31	83	83		clps	25.0%	336	0.248	0.248	83	83					
Subtotal		4.0	2772	0.28	0.28	775	775	measured												
10275		4.0	1339	0.33	0.33	442	442		clps	25.0%										
10300		4.0	1480	0.27	0.27	394	394		clps	25.0%						1825	0.216	0.216	394	394
10325		4.0	1505	0.25	0.25	376	376		clps	25.0%						1881	0.2	0.2	376	376
10350		4.0	556	0.31	0.31	172	172		clps	25.0%						695	0.248	0.248	172	172
10375		4.0	552	0.31	0.31	171	171		clps	25.0%						690	0.248	0.248	171	171
Subtotal		4.0	5412	0.29	0.29	1556	1556	indicated								5412	0.287	0.287	1556	1556
TOTALS			8184	0.28	0.28	2331	2331				3465	0.224	0.224	775	775	10503	0.254	0.254	2670	2670
10275						0	0													
10300						0	0													
10325						0	0													
10350		4.0	835	0.30	0.30	251	251		clps											
10375		4.0	837	0.31	0.31	259	259		clps											
Subtotal	0		1672	0.31	0.31	510	510	Inferred												
Total Resource			9856	0.29	0.29	2841	2841													

HarmonyGold Canada Inc.

Biett Gold Mine

Resource / Reserve Calculation for: <u>96 Vein</u> 16-TYPE

Geological Resource

Block/Section	Area	Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
Above 30 L									
1	2947	4.0	1025	0.14	0.14	144	144	measrd	clps
2	2966	4.2	1083	0.31	0.31	336	336	measrd	A-427
broken			493	0.29	0.29	143	143	measrd	broken
3	5971	4.0	2077	0.14	0.14	291	291	indicated	clps
4	4534	4.2	1656	0.31	0.31	513	513	indicated	A-427
Subtotal	16418	4.4	6334	0.23	0.23	1426	1426		
Above 31 L									
1	2758	4.0	959	0.14	0.14	134	134	measrd	clps
2	2976	4.2	1087	0.31	0.31	337	337	measrd	clps
3	4503	4.0	1566	0.14	0.14	219	219	indicated	clps
4	6220	4.5	2434	0.20	0.20	487	487	measrd	clps
5	3786	4.0	1317	0.23	0.23	303	303	measrd	clps
6	2079	4.0	723	0.23	0.23	166	166	measrd	clps
7	1380	4.0	480	0.25	0.25	120	120	measrd	A-450
8	2261	4.0	786	0.25	0.37	197	291	measrd	A-451
9	2654	7.5	1861	0.22	0.22	409	409	measrd	A-572
10	9718	5.2	4394	0.23	0.26	1011	1142	indicated	ext
Subtotal	38535	4.7	15608	0.22	0.23	3383	3609		
Above 32 L									
1	2055	4.0	715	0.23	0.23	164	164	measrd	clps
2	5424	5.6	2641	0.32	0.32	845	845	measrd	clps
3	5155	4.0	1793	0.23	0.23	412	412	indicated	clps
4	5641	6.0	2943	0.24	0.24	706	706	measrd	clps
5	1268	4.0	441	0.25	0.25	110	110	measrd	A-450
6	1641	4.0	571	0.25	0.37	143	211	measrd	A-451
7	2040	7.5	1330	0.22	0.22	293	293	measrd	A-572
8	9401	5.2	4251	0.23	0.26	978	1105	indicated	ext
Subtotal	32625	5.2	14685	0.25	0.26	3652	3848		
TOTALS			36628	0.23	0.24	8461	8884		

Block/Section	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
Above 30 L											
1	25.0%	1281	0.112	0.112	144	144					
2	19.0%	1290	0.26	0.26	336	336					
broken	0.0%	493	0.29	0.29	143	143					
3	25.0%						2596	0.112	0.112	291	291
4	19.0%						1971	0.26	0.26	513	513
Above 31 L											
1	25.0%	1199	0.112	0.112	134	134					
2	19.0%	1294	0.26	0.26	337	337					
3	25.0%						1958	0.112	0.112	219	219
4	11.1%	2704	0.18	0.18	487	487					
5	25.0%	1646	0.184	0.184	303	303					
6	25.0%	904	0.184	0.184	166	166					
7	25.0%	600	0.2	0.2	120	120					
8	25.0%	983	0.2	0.296	197	291					
9	0.0%	1861	0.22	0.22	409	409					
10	0.0%						4394	0.23	0.26	1011	1142
Above 32 L											
1	25.0%	893	0.184	0.184	164	164					
2	0.0%	2641	0.32	0.32	845	845					
3	25.0%						2241	0.184	0.184	412	412
4	0.0%	2943	0.24	0.24	706	706					
5	25.0%	551	0.2	0.2	110	110					
6	25.0%	713	0.2	0.296	143	211					
7	0.0%	1330	0.22	0.22	293	293					
8	0.0%						4251	0.23	0.26	978	1105
Total		23326	0.216	0.223	5037	5200	17411	0.197	0.212	3424	3683

HarmonyGold Canada Inc.

Bousquet Gold Mine

Resource / Reserve Calculation for: 95 Vein 18-35-TYPE HYBRID

Block/Section	Area	Width	Geological Resource Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
9525		4.0	269	0.17	0.17	46	46		clps											
9550		4.0	407	0.22	0.22	90	90		clps	25.0%	509	0.176	0.176	90	90					
9575		4.0	183	0.17	0.17	31	31		clps	25.0%	229	0.136	0.136	31	31					
9600		4.0	939	0.19	0.19	178	178		clp/ddh	25.0%	1174	0.152	0.152	178	178					
9625		4.0	548	0.71	0.71	389	389		clps	25.0%	685	0.568	0.568	389	389					
9650		4.0	270	0.28	0.28	76	76		clps	25.0%	338	0.224	0.224	76	76					
Subtotal		4.0	2618	0.31	0.31	809	809	measured												
9525		4.0	531	0.17	0.17	90	90		clps	25.0%						664	0.136	0.136	90	90
9550		4.0	814	0.22	0.22	179	179		clp/ddh	25.0%						1018	0.176	0.176	179	179
9575		4.0	253	0.48	0.48	121	121		ddh	25.0%						316	0.384	0.384	121	121
9600		4.0	1052	0.19	0.19	200	200		29-98-17	25.0%						1315	0.152	0.152	200	200
9625		4.0	504	0.22	0.22	111	111		29-98-12	25.0%						630	0.176	0.176	111	111
9650		4.0	522	0.31	0.31	162	162		29-98-12	25.0%						653	0.248	0.248	162	162
Subtotal		4.0	3676	0.23	0.23	863	863	indicated												
TOTALS			6292	0.27	0.27	1673	1673				2935	0.26	0.26	764	764	4596	0.188	0.188	863	863

HarmonyGold Canada Inc.
Bissett Gold Mine

Resource / Reserve Calculation for: **94 Vein** 16-35-TYPE HYBRID

Block/Section	Area	Width	Geological Resource Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
10050		4.5	293	0.23	0.23	67	67		clps	11.1%	326	0.207	0.207	67	67					
10075		13.0	707	0.24	0.24	170	170		clps	0.0%	707	0.24	0.24	170	170					
10100		22.5	1125	0.32	0.32	360	360		clps	0.0%	1125	0.32	0.32	360	360					
10125		5.2	350	0.33	0.33	116	116		clps	0.0%	350	0.33	0.33	116	116					
Subtotal		11.3	2475	0.29	0.29	713	713	measured												
10050		4.5	567	0.23	0.23	130	130		clps	11.1%						630	0.207	0.207	130	130
10075		13.0	707	0.24	0.24	170	170		clps	0.0%						707	0.24	0.24	170	170
10100		22.5	2837	0.32	0.32	908	908		clps	0.0%						2837	0.32	0.32	908	908
10125		5.2	723	0.33	0.33	239	239		clps	0.0%						723	0.33	0.33	239	239
Subtotal		11.3	4834	0.30	0.30	1447	1447	indicated												
TOTALS			7309	0.30	0.30	2159	2159				2508	0.284	0.284	713	713	4897	0.295	0.295	1447	1447

HarmonyGold Canada Inc.

Bieli Gold Mine

Resource / Reserve Calculation for: **93 Vein below 31 level**

16-TYPE

Geological Resource

Block/Section	Area	Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
Above 32 L									
1	518	5.3	239	0.26	0.26	62	62	measured	clps
2	1080	5.3	498	0.26	0.26	129	129	indicated	clps
3	5082	5.3	2342	0.28	0.28	656	656	measured	clps
4	5678	5.3	2617	0.28	0.28	733	733	indicated	clps
5	4180	4.0	1454	0.21	0.21	305	305	indicated	clps
6	2072	4.0	721	0.21	0.21	151	151	measured	clps
7	2099	4.0	730	0.20	0.20	146	146	indicated	clps
8	2755	4.0	958	0.20	0.20	192	192	measured	clps
Subtotal	23464	4.7	9558	0.25	0.25	2374	2374		
Above 33 L									
5	788	4.0	274	0.21	0.21	58	58	measured	clps
6	1470	4.0	511	0.21	0.21	107	107	indicated	clps
Subtotal	2258	4.0	785	0.21	0.21	165	165		
4980		4.0	4332	0.27	0.27	1170	1170	measured	clps
4860		4.0	3131	0.26	0.30	814	939	measured	clps
Subtotal			7463	0.27	0.28	1984	2109		
TOTALS			17807	0.25	0.26	4523	4648		

Block/Section	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
Above 32 L											
1	0.0%	239	0.26	0.26	62	62					
2	0.0%						498	0.26	0.26	129	129
3	0.0%	2342	0.28	0.28	656	656					
4	0.0%						2617	0.28	0.28	733	733
5	25.0%						1817	0.168	0.168	305	305
6	25.0%	901	0.168	0.168	151	151					
7	25.0%						913	0.16	0.16	146	146
8	25.0%	1198	0.16	0.16	192	192					
Subtotal											
Above 33 L											
5	25.0%	343	0.168	0.168	58	58					
6	25.0%						639	0.168	0.168	107	107
Subtotal											
4980	25.0%	5415	0.216	0.216	1170	1170					
4860	25.0%	3914	0.206	0.24	814	939					
Subtotal											
TOTALS		14352	0.216	0.225	3102	3227	6484	0.219	0.219	1421	1421

HarmonyGold Canada Inc.
Bell Gold Mine

Resource / Reserve Calculation for: <u>93 Vein above 30 level</u>
16-TYPE

Block/Section	Area	Width	Geological Resource Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
93 west			6035	0.36	0.38	2173	2293		remain	25.0%	7544	0.288	0.304	2173	2293					
93 east			1083	0.32	0.32	347	347			25.0%	1354	0.256	0.256	347	347					
93 hand			7922	0.40	0.66	3169	5229			25.0%	9903	0.32	0.528	3169	5229					
9550		4.0	297	0.26	0.26	77	77		clpe	25.0%	371	0.208	0.208	77	77					
9575		4.0	322	0.21	0.21	68	68		clpe	25.0%	403	0.168	0.168	68	68					
9600		4.0	322	0.21	0.21	68	68		clpe	25.0%	403	0.168	0.168	68	68					
9625						0	0													
9650						0	0													
9675						0	0													
9700						0	0													
9725						0	0													
9750						0	0													
9775		4.0	400	0.16	0.16	64	64		clpe	25.0%	500	0.128	0.128	64	64					
9800		4.0	870	0.09	0.09	78	78		clpe	25.0%	1088	0.072	0.072	78	78					
9825		4.0	435	0.15	0.15	65	65		clpe	25.0%	544	0.12	0.12	65	65					
9850		4.0	174	0.15	0.15	26	26		clpe	25.0%	218	0.12	0.12	26	26					
9875																				
9900																				
9925																				
9950																				
Subtotal		4.0	17860	0.34	0.47	6134	8314	measured												
9550		4.0	602	0.26	0.26	157	157		clped29-08-15	25.0%						753	0.208	0.208	157	157
9575		4.5	661	0.21	0.21	139	139		clped28-08-12	11.1%						734	0.189	0.189	139	139
9600		4.7	661	0.21	0.21	139	139		clpe&ddh	6.4%						703	0.197	0.197	139	139
9625						0	0													
9650						0	0													
9675						0	0													
9700						0	0													
9725						0	0													
9750						0	0													
9775		4.0	1435	0.20	0.20	287	287		clpe&ddh	25.0%						1794	0.16	0.16	287	287
9800		4.0	722	0.35	0.35	253	253		ddh	25.0%						903	0.28	0.28	253	253
9825		4.0	749	0.16	0.16	120	120		clpe	25.0%						938	0.128	0.128	120	120
9850		4.0	1434	0.09	0.09	129	129		clpe&ddh	25.0%						1793	0.072	0.072	129	129
9875						0	0													
9900						0	0													
9925						0	0													
9950						0	0													
Subtotal		4.4	6264	0.20	0.20	1223	1223	indicated												
TOTALS			24124	0.30	0.40	7357	9537				22328	0.275	0.372	6134	8314	7616	0.161	0.161	1223	1223

HarmonyGold Canada Inc.

Bralt Gold Mine

Resource / Reserve Calculation for: 31AA 38-TYPE

Block/Section	Area	Width	Geological Resource Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
9475		7.2	391	0.30	0.30	117	117		clps	0.0%	391	0.3	0.3	117	117					
9500		7.2	391	0.30	0.30	117	117		clps	0.0%	391	0.3	0.3	117	117					
9525		7.2	0	0.30	0.30	0	0		clps											
Subtotal		7.2	782	0.30	0.30	235	235	measured												
9475						0	0		clps											
9500						0	0		clps											
9525						0	0		clps											
Subtotal		#DIV/0!	0	#DIV/0!	#DIV/0!			indicated												
TOTALS			782	0.30	0.30	235	235				782	0.3	0.3	235	235					

HarmonyGold Canada Inc.

Bett Gold Mine

Resource / Reserve Calculation for: <u>107 Vein</u>

Geological Resource

Block/Section	Area	Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	PROVEN RESERVE GRADE CUT	PROVEN RESERVE GRADE UNCUT	PROVEN RESERVE OUNCES CUT	PROVEN RESERVE OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE RESERVE GRADE CUT	PROBABLE RESERVE GRADE UNCUT	PROBABLE RESERVE OUNCES CUT	PROBABLE RESERVE OUNCES UNCUT
10075		4.0	270	0.21	0.21	57	57		clpe	50.0%	405	0.14	0.14	57	57					
10100		4.0	523	0.23	0.23	120	120		clpe	50.0%	785	0.153	0.153	120	120					
10125		4.0	523	0.23	0.23	120	120		clpe	50.0%	785	0.153	0.153	120	120					
10150		4.0	523	0.23	0.23	120	120		clpe	50.0%	785	0.153	0.153	120	120					
Subtotal		4.0	1839	0.23	0.23	418	418	measured												
10075		4.0	522	0.21	0.21	110	110		clpe	50.0%						783	0.14	0.14	110	110
10100		4.0	1018	0.23	0.23	234	234		clpe	50.0%						1527	0.153	0.153	234	234
10125		4.0	1018	0.23	0.23	234	234		clpe	50.0%						1527	0.153	0.153	234	234
10150		4.0	1018	0.23	0.23	234	234		clpe	50.0%						1527	0.153	0.153	234	234
Subtotal		4.0	3576	0.23	0.23	812	812	Indicated												
TOTALS			5415	0.23	0.23	1230	1230				2760	0.151	0.151	418	418	5364	0.151	0.151	812	812

HarmonyGold (Canada) Inc.

Bisset Gold Mine

Resource / Reserve Calculation for: 113 Zone 38-TYPE

Geological Resource

Block/Section	Area	Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
Above 31									
1	2000	7.0	1217	0.18	0.18	219	219	measd	clps
2	3075	6.4	1711	0.22	0.22	376	376	measd	clps
3	3540	6.4	1970	0.22	0.22	433	433	indicated	clps
4	3450	5.7	1710	0.33	0.33	564	564	indicated	clps
5	3780	5.7	1874	0.33	0.33	618	618	measd	clps
Subtotal	15845	6.2	8482	0.26	0.26	2212	2212		
Below 31									
1	2750	5.7	1363	0.33	0.33	450	450	measd	clps
2	5800	5.7	2875	0.33	0.33	949	949	indicated	clps
Subtotal	8550	5.7	4238	0.33	0.33	1398	1398		
TOTALS			12720	0.28	0.28	3610	3610		
Total Resource			12720	0.28	0.28	3610	3610		

Block/Section	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
Above 31											
1	0.0%	1217	0.18	0.18	219	219					
2	0.0%	1711	0.22	0.22	376	376					
3	0.0%						1970	0.22	0.22	433	433
4	0.0%						1710	0.33	0.33	564	564
5	0.0%	1874	0.33	0.33	618	618					
Below 31											
1	0.0%	1363	0.33	0.33	450	450					
2	0.0%						2875	0.33	0.33	949	949
TOTALS		6165	0.27	0.27	1663.698	1663.698	6555	0.297	0.297	1946.397	1946.397

HarmonyGold Canada Inc.
Bell Gold Mine

Resource / Reserve Calculation for: **111 Vein** 38-TYPE

Block/Section	Area	Width	Geological Resource Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
9875		14.0	841	0.30	0.30	252	252		clps
9900		4.0	574	0.24	0.24	138	138		clps
			1200	0.35	0.35	420	420		broken
Subtotal		9.0	2615	0.31	0.31	810	810	measured	
9875		28.0	313	0.37	0.37	116	116		clps
9900		4.0	1042	0.24	0.24	250	250		clps
Subtotal		16.0	1355	0.27	0.27	366	366	indicated	
TOTALS			3970	0.30	0.30	1176	1176		
9875									
9900									
Subtotal								inferred	
Total Resource			3970	0.30	0.30	1176	1176		

DILUTION %	PROVEN RESERVE TONS	GRADE CUT	GRADE UNCUT	OUNCES CUT	OUNCES UNCUT	PROBABLE RESERVE TONS	GRADE CUT	GRADE UNCUT	OUNCES CUT	OUNCES UNCUT
0.0%	841	0.3	0.3	252	252					
0.0%	574	0.24	0.24	138	138					
0.0%	1200	0.35	0.35	420	420					
0.0%						313	0.37	0.37	116	116
0.0%						1042	0.24	0.24	250	250
	2615	0.31	0.31	810	810	1355	0.27	0.27	366	366

HarmonyGold Canada Inc.

Bissett Gold Mine

Resource / Reserve Calculation for: **A Vein below 4730**

Block/Section	Area	Height	Geological Resource Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
1	658	50.0	2861	0.40	0.60	1144	1717	measd	clps
2	658	50.0	2861	0.40	0.60	1144	1717	indicated	ext
3	658	75.0	4291	0.40	0.60	1717	2575	inferred	ext
TOTALS	1974	58.3	10013	0.40	0.60	4005	6008		
Total Resource			10013	0.40	0.60	4005	6008		

DILUTION %	PROVEN RESERVE TONS	GRADE CUT	GRADE UNCUT	OUNCES CUT	OUNCES UNCUT	PROBABLE RESERVE TONS	GRADE CUT	GRADE UNCUT	OUNCES CUT	OUNCES UNCUT
25.0%	3576	0.32	0.48	1144	1717					
25.0%						3576	0.32	0.48	1144	1717
Total	3576	0.32	0.48	1144	1717	3576	0.32	0.48	1144	1717

HarmonyGold (Canada) Inc.

Bell Gold Mine

Resource / Reserve Calculation for: **I Vein** 18-38-TYPE HYBRID

Block/Section	Area	Width	Geological Resource: Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
9625		4.0	478	0.22	0.22	105	105		clpd29-98-40
9650		4.0	504	0.14	0.14	71	71		clpd/ddh
9675		15.0	734	0.33	0.33	242	242		clps
9700		10.0	522	0.22	0.22	115	115		clps
Subtotal		8.3	2238	0.24	0.24	533	533	measured	
9625		24.3	3304	0.25	0.25	826	826		clpd29-98-40
9650		9.4	3735	0.29	0.29	1083	1083		clpd/ddh
9675		22.0	2385	0.27	0.27	644	644		29-98-38
9700		6.0	1592	0.37	0.37	589	589		ddh
Subtotal		15.4	11016	0.29	0.29	3142	3142	Indicated	
TOTALS			13254	0.28	0.28	3675	3675		

Block/Section	DILUTION %	PROVEN RESERVE TONS	GRADE CUT	GRADE UNCUT	OUNCES CUT	OUNCES UNCUT	PROBABLE RESERVE TONS	GRADE CUT	GRADE UNCUT	OUNCES CUT	OUNCES UNCUT
9625	25.0%	598	0.176	0.176	105	105					
9650	25.0%	630	0.112	0.112	71	71					
9675	0.0%	734	0.33	0.33	242	242					
9700	0.0%	522	0.22	0.22	115	115					
9625	0.0%						3304	0.25	0.25	826	826
9650	0.0%						3735	0.29	0.29	1083	1083
9675	0.0%						2385	0.27	0.27	644	644
9700	0.0%						1592	0.37	0.37	589	589
TOTALS		2484	0.214	0.214	532.78	532.78	11016	0.285	0.285	3142.14	3142.14

HarmonyGold Canada Inc.

Bird Gold Mine

Resource / Reserve Calculation for: F STWK Vein 38-TYPE

Block/Section	Area	Width	Geological Resource Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
9625		20.0	2174	0.30	0.30	652	652		ddh	0.0%	2174	0.3	0.3	652	652					
9650		21.0	1348	0.24	0.24	324	324		clps/ddh	0.0%	1348	0.24	0.24	324	324					
9675		10.0	543	0.18	0.18	98	98		clps	0.0%	543	0.18	0.18	98	98					
Subtotal		17.0	4065	0.26	0.26	1073	1073	measured												
9625						0	0													
9650						0	0													
9675		10.0	1087	0.18	0.18	196	196		clps	0.0%						1087	0.18	0.18	196	196
Subtotal		10.0	1087	0.18	0.18	196	196	Indicated												
TOTALS			5152	0.25	0.25	1269	1269				4065	0.264	0.264	1073	1073	1087	0.18	0.18	196	196

HarmonyGold Canada Inc.

Bell Gold Mine

Resource / Reserve Calculation for: Deep West Zones

Geological Resource

Block/Section	Area	Height	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
DW-1									
1	397	50.0	1726	0.34	0.39	587	673	measred	clps
2	397	50.0	1726	0.34	0.39	587	673	indicated	
4790			1928	0.34	0.39	656	752	measred	clps
Subtotal	794	77.9	5380	0.34	0.39	1829	2098		
DW-2									
1	394	50.0	1713	0.49	0.92	839	1576	measred	clps
2	394	50.0	1713	0.49	0.92	839	1576	indicated	
4860			1151	0.28	0.28	322	322	measred	clps
Subtotal	788	66.8	4577	0.44	0.76	2001	3474		
DW-3									
1	357	50.0	1552	0.45	0.49	698	761	measred	clps
2	357	50.0	1552	0.45	0.49	698	761	indicated	
3			2759	0.22	0.22	607	607	indicated	74903
Subtotal	714	94.4	5863	0.34	0.36	2004	2128		
TOTALS			15821	0.37	0.49	5834	7701		

DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
25.0%	2158	0.272	0.312	587	673					
25.0%						2158	0.272	0.312	587	673
25.0%	2410	0.272	0.312	656	752					
	4568	0.272	0.312	1242	1425	2158	0.272	0.312	587	673
25.0%	2141	0.392	0.736	839	1576					
25.0%						2141	0.392	0.736	839	1576
25.0%	1439	0.224	0.224	322	322					
	3580	0.325	0.53	1162	1898	2141	0.392	0.736	839	1576
					0					
25.0%	1940	0.36	0.392	698	761					
25.0%						1940	0.36	0.392	698	761
25.0%						3449	0.176	0.176	607	607
	1940	0.36	0.392	698	761	5389	0.242	0.254	1305	1368
Total	20176	0.308	0.405	6205	8168	19376	0.282	0.373	5463	7234

HarmonyGold Canada Inc.

Butt Gold Mine

Resource / Reserve Calculation for: **Deep East Zones** 15-38 HYBRID

Block/Section	Area	Width	Geological Resource Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
DE-1																				
1	15805	14.0	19241	0.20	0.28	3848	5387	indicated	32-94-03	0.0%						19241	0.2	0.28	3848	5387
2	15648	15.0	20410	0.33	0.38	6735	7756	indicated	32-94-18	0.0%						20410	0.33	0.38	6735	7756
3	10904	4.0	3793	0.29	0.57	1100	2162	indicated	32-94-13	25.0%						4741	0.232	0.456	1100	2162
4	15000	4.0	5217	0.44	0.44	2296	2296	indicated	74907	25.0%						6522	0.352	0.352	2296	2296
Subtotal	57357	9.8	48661	0.29	0.36	13979	17601													
DE-2																				
1	15183	6.1	8054	0.65	1.02	5235	8215	indicated	32-94-18	0.0%						8054	0.65	1.02	5235	8215
Subtotal	15183	6.1	8054	0.65	1.02	5235	8215													
DE-3																				
1	15005	4.0	5219	1.00	1.30	5219	6785	indicated	32-94-14	25.0%						6524	0.8	1.04	5219	6785
Subtotal	15005	4.0	5219	1.00	1.30	5219	6785													
DE-4																				
1	21272	5.0	9249	0.22	0.22	2035	2035	indicated	32-94-17	0.0%						9249	0.22	0.22	2035	2035
2	21366	5.5	10219	0.38	0.53	3883	5416	indicated	32-94-14	0.0%						10219	0.38	0.53	3883	5416
Subtotal	42638	5.3	19467	0.30	0.38	5918	7451													
DE-5																				
1	10785	6.0	5627	0.21	0.21	1182	1182	indicated	32-94-15	0.0%						5627	0.21	0.21	1182	1182
Subtotal	10785	6.0	5627	0.21	0.21	1182	1182													
DE-6																				
1	15025	13.0	16985	0.19	0.22	3227	3737	indicated	32-94-02	0.0%						16985	0.19	0.22	3227	3737
Subtotal	15025	13.0	16985	0.19	0.22	3227	3737													
DE-FW																				
1	14558	7.0	8861	0.20	0.20	1772	1772	indicated	32-94-07	0.0%						8861	0.2	0.2	1772	1772
Subtotal	14558	7.0	8861	0.20	0.20	1772	1772													
TOTALS			112874	0.32	0.41	36532	48742			Total						116433	0.314	0.401	36531.92	46741.55
DE-1	158773	9.8	135302	0.29	0.36	39238	48709	inferred												
DE-2	64489	6.1	34207	0.65	1.02	22235	34891	inferred												
DE-3	37070	4.0	12894	1.00	1.30	12894	16762	inferred												
DE-4	54136	5.3	24950	0.30	0.38	7485	9481	inferred												
DE-5	17013	6.0	8876	0.21	0.21	1864	1864	inferred												
DE-6	64489	13.0	72901	0.19	0.22	13851	16038	inferred												
DE-W	129394	7.0	78762	0.20	0.20	15752	15752	inferred												
Subtotal	525364	8.1	367891	0.31	0.39	113319	143498	inferred												
Total Resource			480766	0.31	0.40	149851	190239													

HarmonyGold Canada Inc.

Biett Gold Mine

Resource / Reserve Calculation for: **D FW Vein** 38-TYPE

Geological Resource

Block/Section	Area	Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
1	13129	7.6	8677	0.29	0.29	2516	2516	indicated	33-95-16	0.0%						8677	0.29	0.29	2516	2516
2	13500	4.0	4696	0.25	0.25	1174	1174	indicated	33-95-15	25.0%						5870	0.2	0.2	1174	1174
3	9745	4.0	3390	0.24	0.24	813	813	indicated	32-98-35	25.0%						4237	0.192	0.192	813	813
4	7427	5.0	3229	0.47	0.55	1518	1776	indicated	32-98-20	0.0%						3229	0.47	0.55	1518	1776
5	6531	4.0	2272	0.14	0.14	318	318	indicated	32-98-19	25.0%						2840	0.112	0.112	318	318
6	2137	7.0	1301	0.24	0.24	312	312	indicated	32-99-67	0.0%						1301	0.24	0.24	312	312
7	1690	4.6	676	0.25	0.25	169	169	measured	clps	8.7%	735	0.23	0.23	169	169					
8	13611	9.0	10652	0.23	0.23	2450	2450	indicated	A-483	0.0%						10652	0.23	0.23	2450	2450
TOTALS	67770	5.9	34891	0.27	0.27	9271	9529				735	0.23	0.23	169	169	36806	0.247	0.254	9102	9360

HarmonyGold Canada Inc.

Bell Gold Mine

Resource / Reserve Calculation for: **D Vein** **38-TYPE**

Block/Section	Area	Width	Geological Resource Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
1	683	25.0	1485	0.24	0.24	356	356	measd	comb
2	683	30.0	1782	0.24	0.24	428	428	indicated	dd
3	683	25.0	1485	0.24	0.24	356	356	measd	comb
4	683	50.0	2970	0.24	0.24	713	713	indicated	dd
TOTALS	2732	32.5	7721	0.24	0.24	1853	1853		

Block/Section	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
1	0.0%	1485	0.24	0.24	356	356					
2	0.0%						1782	0.24	0.24	428	428
3	0.0%	1485	0.24	0.24	356	356					
4	0.0%						2970	0.24	0.24	713	713
TOTALS		2970	0.24	0.24	713	713	4752	0.24	0.24	1140	1140

HarmonyGold Canada Inc.

Brett Gold Mine

Resource / Reserve Calculation for: C Vein below 4730

Block/Section	Area	Height	Geological Resource Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
1	1938	50.0	8426	0.28	0.28	2359	2359	measured	clps
2	1938	50.0	8426	0.28	0.28	2359	2359	indicated	
3	1938	75.0	12639	0.28	0.28	3539	3539	inferred	
TOTALS	5814	58.3	29491	0.28	0.28	8258	8258		
Total Resource			29491	0.28	0.28	8258	8258		

DILUTION %	PROVEN RESERVE TONS	GRADE CUT	GRADE UNCUT	OUNCES CUT	OUNCES UNCUT	PROBABLE RESERVE TONS	GRADE CUT	GRADE UNCUT	OUNCES CUT	OUNCES UNCUT
25.0%	10533	0.224	0.224	2359	2359					
25.0%						10533	0.224	0.224	2359	2359
Total	10533	0.224	0.224	2359	2359	10533	0.224	0.224	2359	2359

HarmonyGold (Canada) Inc.

Bissett Gold Mine

Resource / Reserve Calculation for: **Blade Vein**

Block/Section	Area	Width	Geological Resource Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
9575			670	0.25	0.25	168	168			0.0%	670	0.25	0.25	168	168					
9600			434	0.17	0.17	74	74			0.0%	434	0.17	0.17	74	74					
9625			217	0.17	0.17	37	37			0.0%	217	0.17	0.17	37	37					
Subtotal		#DIV/0!	1321	0.21	0.21	278	278	measured												
9575			1339	0.25	0.25	335	335			0.0%						1339	0.25	0.25	335	335
9600			1516	0.19	0.19	288	288			0.0%						1516	0.19	0.19	288	288
9625			440	0.20	0.20	88	88			0.0%						440	0.2	0.2	88	88
Subtotal		#DIV/0!	3295	0.22	0.22	711	711	indicated												
TOTALS			4616	0.21	0.21	989	989				1321	0.211	0.211	278	278	3295	0.216	0.216	711	711

HarmonyGold Canada Inc.

Bissett Gold Mine

Resource / Reserve Calculation for: J VEIN 38-TYPE

Block/Section	Area	Width	Geological Resource Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
9700 9725																				
Subtotal		#DIV/0!	0	#DIV/0!	#DIV/0!	0	0	measured												
9700 9725			4109 870	0.34 0.41	0.34 0.41	1397 357	1397 357			0.0% 0.0%						4109 870	0.34 0.41	0.34 0.41	1397 357	1397 357
Subtotal		#DIV/0!	4979	0.35	0.35	1754	1754	indicated												
TOTALS			4979	0.35	0.35	1754	1754									4979	0.352	0.352	1754	1754

HarmonyGold (Canada) Inc.

Biett Gold Mine

Resource / Reserve Calculation for: **Q Zone** 38-TYPE

Block/Section	Area	Width	Geological Resource Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
1	5250	4.8	2191	0.27	0.27	592	592	Indicated	clps	0.0%						2191	0.27	0.27	592	592
2	2550	4.8	1064	0.27	0.27	287	287	Measrd	clps	0.0%	1064	0.27	0.27	287	287					
3	2500	4.8	1043	0.27	0.27	282	282	Measrd	clps	0.0%	1043	0.27	0.27	282	282					
4	4700	4.8	1962	0.27	0.27	530	530	Indicated	clps	0.0%						1962	0.27	0.27	530	530
5	8544	21.0	15602	0.16	0.16	2496	2496	Indicated	A-455	0.0%						15602	0.16	0.16	2496	2496
6	6237	8.0	4339	0.55	0.83	2386	3601	Indicated	A-291	0.0%						4339	0.55	0.83	2386	3601
TOTALS	29781	10.1	28202	0.25	0.30	6573	7788				2107	0.27	0.27	569	569	24094	0.249	0.3	6004	7219
19	8475	10.1	7443	0.25	0.30	1861	2233	Inferred												
Total Resource			33645	0.25	0.30	8434	10021													

HarmonyGold (Canada)Inc.

Bell Gold Mine

Resource / Reserve Calculation for: Puff Vein 38-TYPE

Block/Section	Area	Height	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
1	744	142.0	9187	0.25	0.34	2297	3124	measured	clps	25.0%	11483	0.2	0.272	2297	3124					
2	744	15.0	970	0.25	0.34	243	330	[illegible] pillar	clps	25.0%	1213	0.2	0.272	243	330					
3	744	50.00	3235	0.25	0.34	809	1100	indicated		25.0%						4043	0.2	0.272	809	1100
TOTALS	2232	69.0	13392	0.25	0.34	3348	4553				12696	0.2	0.272	2539	3453	4043	0.2	0.272	809	1100

HarmonyGold (Canada)Inc.

Bett Gold Mine

Resource / Reserve Calculation for: N Vein

Geological Resource

Block/Section	Area	Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
9800		5.0	728	0.28	0.28	204	204		clps
9825		6.0	783	0.28	0.28	219	219		clps
9850		6.1	2097	0.23	0.23	482	482		clps
9875		4.0	1543	0.40	0.40	617	617		clps
9900		4.0	235	0.31	0.31	73	73		clps
9925		6.7	923	0.25	0.25	231	231		clps
9950		5.5	311	0.55	0.55	171	171		clps
9975		9.0	509	0.55	0.55	280	280		clps
			4000	0.24	0.24	960	960		broken
Subtotal		5.8	11129	0.29	0.29	3237	3237	measured	
9800		6.4	3646	0.27	0.27	984	984		clpsfl-614
9825		4.6	2511	0.27	0.27	678	678		clpsfl-613
9850		6.0	3309	0.25	0.25	827	827		clps
9875		4.0	2888	0.42	0.42	1213	1213		clps
9900		4.7	1155	0.41	0.41	474	474		clpsfl-598
9925		6.7	1454	0.32	0.32	465	465		clps
9950		9.0	1291	0.55	0.55	710	710		28-98-24
9975		9.5	1177	0.55	0.55	647	647		28-98-24
						0	0		
Subtotal		6.4	17431	0.34	0.34	5999	5999	indicated	
TOTALS			28560	0.32	0.32	9236	9236		

Block/Section	DILUTION %	PROVEN RESERVE TONS	GRADE CUT	GRADE UNCUT	OUNCES CUT	OUNCES UNCUT	PROBABLE RESERVE TONS	GRADE CUT	GRADE UNCUT	OUNCES CUT	OUNCES UNCUT
9800	0.0%	728	0.28	0.28	204	204					
9825	0.0%	783	0.28	0.28	219	219					
9850	0.0%	2097	0.23	0.23	482	482					
9875	25.0%	1929	0.32	0.32	617	617					
9900	25.0%	294	0.248	0.248	73	73					
9925	0.0%	923	0.25	0.25	231	231					
9950	0.0%	311	0.55	0.55	171	171					
9975	0.0%	509	0.55	0.55	280	280					
	0.0%	4000	0.24	0.24	960	960					
Subtotal											
9800	0.0%						3646	0.27	0.27	984	984
9825	6.7%						2729	0.248	0.248	678	678
9850	0.0%						3309	0.25	0.25	827	827
9875	25.0%						3610	0.336	0.336	1213	1213
9900	6.4%						1229	0.385	0.385	474	474
9925	0.0%						1454	0.32	0.32	465	465
9950	0.0%						1291	0.55	0.55	710	710
9975	0.0%						1177	0.55	0.55	647	647
Subtotal											
TOTALS		11574	0.28	0.28	3237	3237	18445	0.325	0.325	5999	5999

HarmonyGold Canada Inc.

Bast Gold Mine

Resource / Reserve Calculation for: **RD Vein** **16-38-TYPE HYBRID**

Block/Section	Area	Width	Geological Resource Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
9450		3.9	501	0.21	0.21	105	105		clpe	28.2%	642	0.164	0.164	105	105					
9475		4.0	565	0.20	0.20	113	113		clpe	25.0%	706	0.16	0.16	113	113					
9500		6.0	732	0.27	0.27	198	198		clpe	0.0%	732	0.27	0.27	198	198					
9525		4.1	456	0.26	0.26	119	119		clpe	22.0%	556	0.213	0.213	119	119					
9550			0			0	0		clpe											
9575			0			0	0		clpe											
9600		5.0	485	0.33	0.33	160	160		29-98-24	0.0%	485	0.33	0.33	160	160					
Subtotal		4.6	2739	0.25	0.25	694	694	measrd												
9450		3.9	556	0.21	0.21	117	117		clpe	28.2%						713	0.164	0.164	117	117
9475		4.0	421	0.20	0.20	84	84		clpe	25.0%						526	0.16	0.16	84	84
9500		6.0	187	0.27	0.27	50	50		clpe	0.0%						187	0.27	0.27	50	50
9525			0			0	0		clpe											0
9550			0			0	0		clpe											0
9575		4.5	670	0.19	0.19	127	127		A-616	11.1%						744	0.171	0.171	127	127
9600		4.0	1320	0.48	0.48	634	634		29-98-23	25.0%						1650	0.384	0.384	634	634
Subtotal		4.5	3154	0.32	0.32	1012	1012	indicated								3154	0.321	0.321	1012	1012
TOTALS			5893	0.29	0.29	1707	1707				3121	0.223	0.223	694	694	6974	0.29	0.29	2025	2025

HarmonyGold Canada Inc.

Bell Gold Mine

Resource / Reserve Calculation for: **RD Vein** 16-38-TYPE HYBRID

Block/Section	Area	Width	Geological Resource Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
9450		3.9	501	0.21	0.21	105	105		clpe	28.2%	642	0.164	0.164	105	105					
9475		4.0	565	0.20	0.20	113	113		clpe	25.0%	706	0.16	0.16	113	113					
9500		6.0	732	0.27	0.27	198	198		clpe	0.0%	732	0.27	0.27	198	198					
9525		4.1	456	0.26	0.26	119	119		clpe	22.0%	556	0.213	0.213	119	119					
9550			0			0	0		clpe											
9575			0			0	0		clpe											
9600		5.0	485	0.33	0.33	160	160		29-98-24	0.0%	485	0.33	0.33	160	160					
Subtotal		4.6	2739	0.25	0.25	694	694	measd												
9450		3.9	556	0.21	0.21	117	117		clpe	28.2%						713	0.164	0.164	117	117
9475		4.0	421	0.20	0.20	84	84		clpe	25.0%						526	0.16	0.16	84	84
9500		6.0	187	0.27	0.27	50	50		clpe	0.0%						187	0.27	0.27	50	50
9525			0			0	0		clpe											0
9550			0			0	0		clpe											0
9575		4.5	670	0.19	0.19	127	127		A-616	11.1%						744	0.171	0.171	127	127
9600		4.0	1320	0.48	0.48	634	634		29-98-23	25.0%						1650	0.384	0.384	634	634
Subtotal		4.5	3154	0.32	0.32	1012	1012	indicated								3154	0.321	0.321	1012	1012
TOTALS			5893	0.29	0.29	1707	1707				3121	0.223	0.223	694	694	6974	0.29	0.29	2025	2025

HarmonyGold Canada Inc.
Bell Gold Mine

Resource / Reserve Calculation for: Q Zone 38-TYPE

Block/Section	Area	Width	Geological Resource Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
1	5250	4.8	2191	0.27	0.27	592	592	Indicated	cips	0.0%						2191	0.27	0.27	592	592
2	2550	4.8	1064	0.27	0.27	287	287	Measd	cips	0.0%	1064	0.27	0.27	287	287					
3	2500	4.8	1043	0.27	0.27	282	282	Measd	cips	0.0%	1043	0.27	0.27	282	282					
4	4700	4.8	1962	0.27	0.27	530	530	Indicated	cips	0.0%						1962	0.27	0.27	530	530
5	8544	21.0	15602	0.16	0.16	2496	2496	Indicated	A-455	0.0%						15602	0.16	0.16	2496	2496
6	6237	8.0	4339	0.55	0.83	2386	3601	Indicated	A-291	0.0%						4339	0.55	0.83	2386	3601
TOTALS	29781	10.1	26202	0.25	0.30	6573	7788				2107	0.27	0.27	569	569	24094	0.249	0.3	6004	7219
19	8475	10.1	7443	0.25	0.30	1861	2233	Inferred												
Total Resource			33645	0.25	0.30	8434	10021													

HarmonyGold (Canada)Inc.

Biett Gold Mine

Resource / Reserve Calculation for: Puff Vein 38-TYPE

Geological Resource

Block/Section	Area	Height	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
1	744	142.0	9187	0.25	0.34	2297	3124	measrd	cips
2	744	15.0	970	0.25	0.34	243	330	ill pillar	cips
3	744	50.00	3235	0.25	0.34	809	1100	indicated	
TOTALS	2232	69.0	13392	0.25	0.34	3348	4553		

Block/Section	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
1	25.0%	11483	0.2	0.272	2297	3124					
2	25.0%	1213	0.2	0.272	243	330					
3	25.0%						4043	0.2	0.272	809	1100
TOTALS		12696	0.2	0.272	2539	3453	4043	0.2	0.272	809	1100

HarmonyGold (Canada)Inc.

Biett Gold Mine

Resource / Reserve Calculation for: N Vein

Block/Section	Area	Width	Geological Resource Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
9600		5.0	728	0.28	0.28	204	204		clps	0.0%	728	0.28	0.28	204	204					
9625		6.0	783	0.28	0.28	219	219		clps	0.0%	783	0.28	0.28	219	219					
9650		6.1	2097	0.23	0.23	482	482		clps	0.0%	2097	0.23	0.23	482	482					
9675		4.0	1543	0.40	0.40	617	617		clps	25.0%	1929	0.32	0.32	617	617					
9900		4.0	235	0.31	0.31	73	73		clps	25.0%	294	0.248	0.248	73	73					
9925		6.7	923	0.25	0.25	231	231		clps	0.0%	923	0.25	0.25	231	231					
9950		5.5	311	0.55	0.55	171	171		clps	0.0%	311	0.55	0.55	171	171					
9975		9.0	509	0.55	0.55	280	280		clps	0.0%	509	0.55	0.55	280	280					
			4000	0.24	0.24	960	960		broken	0.0%	4000	0.24	0.24	960	960					
Subtotal		5.8	11129	0.29	0.29	3237	3237	measured												
9600		6.4	3646	0.27	0.27	984	984		clpsfl-614	0.0%						3646	0.27	0.27	984	984
9625		4.6	2511	0.27	0.27	678	678		clpsfl-613	8.7%						2729	0.248	0.248	678	678
9650		8.0	3309	0.25	0.25	827	827		clps	0.0%						3309	0.25	0.25	827	827
9675		4.0	2888	0.42	0.42	1213	1213		clps	25.0%						3610	0.336	0.336	1213	1213
9900		4.7	1155	0.41	0.41	474	474		clpsfl-596	6.4%						1229	0.385	0.385	474	474
9925		8.7	1454	0.32	0.32	465	465		clps	0.0%						1454	0.32	0.32	465	465
9950		9.0	1291	0.55	0.55	710	710		28-08-24	0.0%						1291	0.55	0.55	710	710
9975		9.5	1177	0.55	0.55	647	647		28-08-24	0.0%						1177	0.55	0.55	647	647
						0	0													
Subtotal		6.4	17431	0.34	0.34	5999	5999	Indicated												
TOTALS			28560	0.32	0.32	9236	9236				11574	0.28	0.28	3237	3237	18445	0.325	0.325	5999	5999

HarmonyGold (Canada)Inc.

Bissett Gold Mine

Resource / Reserve Calculation for: <u>63 Vein</u>

Geological Resource

Block/Section	Area	Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
1	4850	4.0	1687	0.22	0.22	371	371	measrd	clps
2	3651	4.0	1270	0.23	0.23	292	292	measrd	clps
3	9000	4.0	3130	0.22	0.22	689	689	indicated	clps
4	7599	4.0	2643	0.23	0.23	608	608	indicated	clps
TOTALS	25100	4.0	8730	0.22	0.22	1960	1960		
5	13120	4.0	4563	0.23	0.23	1050	1050	inferred	
Total Resource			13294	0.23	0.23	3009	3009		

HarmonyGold Canada Inc.

Bell Gold Mine

Resource / Reserve Calculation for: F Vein

Geological Resource

Block/Section	Area	Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
9600		4.0	600	0.27	0.30	162	180		clpalldh
9625		4.0	583	0.14	0.14	82	82		clpal29-98-12
9650		4.0	287	0.21	0.21	60	60		clps
9675		4.0	296	0.25	0.25	74	74		clps
Subtotal		4.0	1766	0.21	0.22	378	396	measured	
9600		4.0	426	0.13	0.13	55	55		29-98-14
9625						0	0		
9650		4.0	1774	0.18	0.18	319	319		clpalA-617
9675		4.0	609	0.43	0.43	262	262		clps
Subtotal		4.0	2809	0.23	0.23	637	637	indicated	
TOTALS			4575	0.22	0.23	1014	1032		
9600						0	0		
9625						0	0		
9650		4.0	1470	0.17	0.17	250	250		29-98-14
9675		4.0	933	0.14	0.14	131	131		A-617
Subtotal	0		2403	0.16	0.16	381	381	inferred	
Total Resource			6978	0.20	0.20	1395	1413		



HarmonyGold (Canada)Inc.

Bell Gold Mine

Resource / Reserve Calculation for: <u>**3097 Zone**</u>

Geological Resource

Block/Section	Area	Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
1	1484	50.0	6452	0.23	0.23	1484	1484	measd	clps
2	1484	50.0	6452	0.23	0.23	1484	1484	Indicated	clps
TOTALS	2968	50.0	12904	0.23	0.23	2968	2968		

HarmonyGold Canada Inc.

Bell Gold Mine

Resource / Reserve Calculation for: 28C Vein

Geological Resource

Block/Section	Area	Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
9450		37.0	2898	0.20	0.20	580	580		clpa28-97 bles
Subtotal		37.0	2898	0.20	0.20	580	580	measured	
9450		6.0	157	0.44	0.44	69	69		clpa28-97 bles
Subtotal		6.0	157	0.44	0.44	69	69	indicated	
TOTALS			3055	0.21	0.21	649	649		
9450						0	0		
Subtotal									
Total Resource			3055	0.21	0.21	649	649		

HarmonyGold Canada,Inc.

Biott Gold Mine

Resource / Reserve Calculation for: **63 Vein**

Geological Resource

Block/Section	Area	Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
1	4850	4.0	1687	0.22	0.22	371	371	measd	clps
2	3651	4.0	1270	0.23	0.23	292	292	measd	clps
3	9000	4.0	3130	0.22	0.22	689	689	Indicated	clps
4	7599	4.0	2643	0.23	0.23	608	608	Indicated	clps
TOTALS	25100	4.0	8730	0.22	0.22	1960	1960		
5	13120	4.0	4563	0.23	0.23	1050	1050	Inferred	
Total Resource			13294	0.23	0.23	3009	3009		

HarmonyGold Canada Inc.

Bissett Gold Mine

Resource / Reserve Calculation for: 16 Level

Block/Section	Area	TRUE Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
			Geological Resource																	
16 Type																				
1667	3225	4.2	1178	0.31	0.31	365	365	measd		19.0%	1402	0.26	0.26	365	365					
1667	3225	4.2	1178	0.31	0.31	365	365	indicated		19.0%						1402	0.26	0.26	365	365
1654#	3000	4.13	1077	0.22	0.22	237	237	measd		21.1%	1304	0.182	0.182	237	237					
1654#	3000	4.13	1077	0.22	0.22	237	237	indicated		21.1%						1304	0.182	0.182	237	237
1654E	1950	5.00	848	0.22	0.22	187	187	measd		0.0%	848	0.22	0.22	187	187					
1654E	1950	5.00	848	0.22	0.22	187	187	indicated		0.0%						848	0.22	0.22	187	187
1663E	1500	4.43	578	0.27	0.27	156	156	measd		12.9%	652	0.239	0.239	156	156					
1663E	1500	4.43	578	0.27	0.27	156	156	indicated		12.9%						652	0.239	0.239	156	156
1663E	2675	4.0	930	0.28	0.28	261	261	measd		25.0%	1163	0.224	0.224	261	261					
1663E	2675	4.0	930	0.28	0.28	261	261	indicated		25.0%						1163	0.224	0.224	261	261
1663#W	1250	4.0	435	0.44	0.44	191	191	Indicated		25.0%						543	0.352	0.352	191	191
1663W	2250	4.0	750	0.25	0.25	188	188	measd		25.0%	938	0.2	0.2	188	188					
1663W	2250	4.0	750	0.25	0.25	188	188	indicated		25.0%						938	0.2	0.2	188	188
1655	3125	4.88	1326	0.24	0.24	318	318	measd		2.5%	1359	0.234	0.234	318	318					
1655	3125	4.88	1326	0.24	0.24	318	318	indicated		2.5%						1359	0.234	0.234	318	318
1655	625	4.88	265	0.24	0.24	64	64	indicated		2.5%						272	0.234	0.234	64	64
1655	625	4.88	265	0.24	0.24	64	64	indicated		2.5%						272	0.234	0.234	64	64
1657E	1500	4.67	609	0.44	0.44	268	268	measd		7.1%	652	0.411	0.411	268	268					
1657E	1500	4.67	609	0.44	0.44	268	268	indicated		7.1%						652	0.411	0.411	268	268
7	2040	7.5	1330	0.22	0.22	293	293	measd	A-572	0.0%	1330	0.22	0.22	293	293					
1657W	1750	4.52	688	0.44	0.44	303	303	indicated		10.6%						761	0.398	0.398	303	303
Subtotal	44740	4.5	17577	0.28	0.28	4872	4872			Subtotal	9648	0.24	0.24	2272	2272	10166	0.26	0.26	2600	2600
38 Type																				
1667	750	6.72	438	0.23	0.23	101	101	measd		0.0%	438	0.23	0.23	101	101					
1652#	750	4.18	273	0.26	0.26	71	71	measd		0.0%	273	0.26	0.26	71	71					
1652#	1000	4.00	348	0.33	0.33	115	115	measd		0.0%	348	0.33	0.33	115	115					
1658#W	1000	4.20	365	0.27	0.27	99	99	measd		0.0%	365	0.27	0.27	99	99					
1658#W	1000	4.20	365	0.27	0.27	99	99	Indicated		0.0%						365	0.27	0.27	99	99
1689#E	750	6.00	391	0.31	0.31	121	121	measd		0.0%	391	0.31	0.31	121	121					
1689#E	750	6.00	391	0.31	0.31	121	121	indicated		0.0%						391	0.31	0.31	121	121
Subtotal	6000	4.9	2572	0.28	0.28	726	726			Subtotal	1815	0.28	0.28	506	506	756	0.29	0.29	220	220
TOTALS			20148	0.28	0.28	5598	5598			TOTALS	11463	0.24	0.24	2778	2778	10922	0.26	0.26	2820	2820

Harmony Gold (Canada) Inc.
Bissett Gold Mine

Resource / Reserve Calculation for: 12 Level

Block/Section	Area	TRUE Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
			Geological Resource																	
16 Type																				
1754#2	3000	4.13	1077	0.22	0.22	237	237	measured		21.1%	1304	0.182	0.182	237	237					
1763E	1500	4.43	578	0.27	0.27	156	156	measured		12.9%	652	0.239	0.239	156	156					
1763E	1500	4.43	578	0.27	0.27	156	156	indicated		12.9%						652	0.239	0.239	156	156
1763W	1175	4.35	444	0.24	0.24	107	107	measured		14.9%	511	0.209	0.209	107	107					
1763W	1175	4.35	444	0.24	0.24	107	107	indicated		14.9%						511	0.209	0.209	107	107
1755	3125	4.88	1326	0.24	0.24	318	318	measured		2.5%	1359	0.234	0.234	318	318					
1755	3125	4.88	1326	0.24	0.24	318	318	indicated		2.5%						1359	0.234	0.234	318	318
1755	625	4.88	265	0.24	0.24	64	64	measured		2.5%	272	0.234	0.234	64	64					
1755	625	4.88	265	0.24	0.24	64	64	indicated		2.5%						272	0.234	0.234	64	64
1757E	1500	4.67	609	0.44	0.44	268	268	measured		7.1%	652	0.411	0.411	268	268					
1757E	1500	4.67	609	0.44	0.44	268	268	indicated		7.1%						652	0.411	0.411	268	268
1757E	1375	4.0	478	0.21	0.21	100	100	measured		25.0%	598	0.168	0.168	100	100					
1757E	1375	4.0	478	0.21	0.21	100	100	indicated		25.0%						598	0.168	0.168	100	100
1757W	1750	4.52	688	0.44	0.44	303	303	measured		10.6%	761	0.398	0.398	303	303					
1757W	1750	4.52	688	0.44	0.44	303	303	indicated		10.6%						761	0.398	0.398	303	303
1702	2500	4.00	870	0.31	0.31	270	270	measured		25.0%	1087	0.248	0.248	270	270					
1716E	3375	4.00	1174	0.24	0.24	282	282	measured		25.0%	1467	0.192	0.192	282	282					
1716E	3375	4.00	1174	0.24	0.24	282	282	indicated		25.0%						1467	0.192	0.192	282	282
	1500	4.67	609	0.44	0.44	268	268	indicated		7.1%						652	0.411	0.411	268	268
	2040	7.5	1330	0.22	0.22	293	293	measured	A-572		1330	0.22	0.22	293	293					
	1750	4.52	688	0.44	0.44	303	303	indicated		10.6%						761	0.398	0.398	303	303
Subtotal	39640	4.6	15700	0.29	0.29	4565	4565			Subtotal	9993	0.24	0.24	2397	2397	7685	0.28	0.28	2168	2168
38 Type																				
1767	750	6.72	438	0.23	0.23	101	101	measured		0.0%	438	0.23	0.23	101	101					
1767	750	6.72	438	0.23	0.23	101	101	indicated		0.0%						438	0.23	0.23	101	101
1752	625	4.00	217	0.21	0.21	46	46	measured		0.0%	217	0.21	0.21	46	46					
1752	625	4.00	217	0.21	0.21	46	46	indicated		0.0%						217	0.21	0.21	46	46
1752#3	750	4.18	273	0.26	0.26	71	71	measured		0.0%	273	0.26	0.26	71	71					
1752#4	1000	4.00	348	0.33	0.33	115	115	measured		0.0%	348	0.33	0.33	115	115					
1752#4	1125	4.00	391	0.23	0.23	90	90	measured		0.0%	391	0.23	0.23	90	90					
1752#4	1125	4.00	391	0.23	0.23	90	90	indicated		0.0%						391	0.23	0.23	90	90
1752#8	750	4.47	292	0.29	0.29	85	85	measured		0.0%	292	0.29	0.29	85	85					
1752#8	750	4.47	292	0.29	0.29	85	85	indicated		0.0%						292	0.29	0.29	85	85
1703	750	4.33	282	0.21	0.21	59	59	measured		0.0%	282	0.21	0.21	59	59					
1708	675	4.00	235	0.21	0.21	49	49	measured		0.0%	235	0.21	0.21	49	49					
1708	675	4.00	235	0.21	0.21	49	49	indicated		0.0%						235	0.21	0.21	49	49
1754	625	6.70	364	0.32	0.32	117	117	measured		0.0%	364	0.32	0.32	117	117					
1754	625	6.70	364	0.32	0.32	117	117	indicated		0.0%						364	0.32	0.32	117	117
1754	1250	4.00	435	0.19	0.19	83	83	indicated		0.0%						435	0.19	0.19	83	83
1742#1	625	7.10	386	0.36	0.36	139	139	measured		0.0%	386	0.36	0.36	139	139					
1742#1	625	7.10	386	0.36	0.36	139	139	indicated		0.0%						386	0.36	0.36	139	139
1742	925	4.30	346	0.25	0.25	86	86	measured		0.0%	346	0.25	0.25	86	86					
1742	925	4.30	346	0.25	0.25	86	86	indicated		0.0%						346	0.25	0.25	86	86
Subtotal	15950	4.8	6676	0.26	0.26	1752	1752			Subtotal	3572	0.27	0.27	957	957	3104	0.26	0.26	795	795
TOTALS			22376	0.28	0.28	6317	6317			TOTALS	13565	0.25	0.25	3354	3354	10789	0.27	0.27	2963	2963

Harmony Gold (Canada) Inc.

Bissett Gold Mine

Resource / Reserve Calculation for: **18 Level**

Block/Section	Area	TRUE Width	Geological Resource Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	DILUTION %	PROVEN RESERVE TONS	PROVEN GRADE CUT	PROVEN GRADE UNCUT	PROVEN OUNCES CUT	PROVEN OUNCES UNCUT	PROBABLE RESERVE TONS	PROBABLE GRADE CUT	PROBABLE GRADE UNCUT	PROBABLE OUNCES CUT	PROBABLE OUNCES UNCUT
16 Type																				
1871	2675	4.00	930	0.21	0.21	195	195	measured		25.0%	1163	0.168	0.168	195	195					
1871	2675	4.00	930	0.21	0.21	195	195	indicated		25.0%						1163	0.168	0.168	195	195
1863W	1175	4.35	444	0.24	0.24	107	107	measured		14.9%	511	0.209	0.209	107	107					
1863W	1175	4.35	444	0.24	0.24	107	107	indicated		14.9%						511	0.209	0.209	107	107
1857E	1375	4.00	478	0.21	0.21	100	100	measured		25.0%	598	0.168	0.168	100	100					
1857E	1375	4.00	478	0.21	0.21	100	100	indicated		25.0%						598	0.168	0.168	100	100
1857E	1125	6.30	616	0.35	0.35	216	216	measured			616	0.35	0.35	216	216					
1857E	1125	6.30	616	0.35	0.35	216	216	indicated								616	0.35	0.35	216	216
1868W	625	4.10	223	0.25	0.25	56	56	measured		22.0%	272	0.205	0.205	56	56					
1868W	625	4.10	223	0.25	0.25	56	56	indicated		22.0%						272	0.205	0.205	56	56
1862W	3000	4.00	1043	0.29	0.29	303	303	measured		25.0%	1304	0.232	0.232	303	303					
1862W	3000	4.00	1043	0.29	0.29	303	303	indicated		25.0%						1304	0.232	0.232	303	303
1862E	1750	5.20	791	0.30	0.30	237	237	measured			791	0.3	0.3	237	237					
1862E	1750	5.20	791	0.30	0.30	237	237	indicated								791	0.3	0.3	237	237
1816E	3375	4.00	1174	0.24	0.24	282	282	measured		25.0%	1467	0.192	0.192	282	282					
1816E	3375	4.00	1174	0.24	0.24	282	282	indicated		25.0%						1467	0.192	0.192	282	282
1614	1000	4.10	357	0.20	0.20	71	71	measured		22.0%	435	0.164	0.164	71	71					
1878#5W	2375	4.00	826	0.22	0.22	182	182	measured		25.0%	1033	0.176	0.176	182	182					
1878#5W	2375	4.00	826	0.22	0.22	182	182	indicated		25.0%						1033	0.176	0.176	182	182
1878#6	2625	5.00	1141	0.26	0.26	297	297	measured			1141	0.26	0.26	297	297					
1878#6	2625	5.00	1141	0.26	0.26	297	297	indicated								1141	0.26	0.26	297	297
1890	2250	4.00	783	0.27	0.27	211	211	measured		25.0%	978	0.216	0.216	211	211					
1890	2250	4.00	783	0.27	0.27	211	211	indicated		25.0%						978	0.216	0.216	211	211
Subtotal	45700	4.3	17258	0.26	0.26	4442	4442			Subtotal	10309	0.22	0.22	2257	2257	9874	0.22	0.22	2185	2185
38 Type																				
1850#1	625	4.10	223	0.25	0.25	56	56	measured		0.0%	223	0.25	0.25	56	56					
1870	1000	5.40	470	0.30	0.30	141	141	measured		0.0%	470	0.3	0.3	141	141					
1870	1000	5.40	470	0.30	0.30	141	141	indicated		0.0%						470	0.3	0.3	141	141
1870#2	625	4.10	223	0.23	0.23	51	51	measured		0.0%	223	0.23	0.23	51	51					
1852	625	4.00	217	0.21	0.21	46	46	measured		0.0%	217	0.21	0.21	46	46					
1852#4	1125	4.00	391	0.23	0.23	90	90	measured		0.0%	391	0.23	0.23	90	90					
1852#4	1125	4.00	391	0.23	0.23	90	90	indicated		0.0%						391	0.23	0.23	90	90
1852#4	625	4.00	217	0.37	0.37	80	80	measured		0.0%	217	0.371	0.371	80	80					
1852#4	625	4.00	217	0.37	0.37	80	80	indicated		0.0%						217	0.371	0.371	80	80
1852#2	700	4.00	243	0.22	0.22	54	54	measured		0.0%	243	0.22	0.22	54	54					
1852#1	1375	13.32	1593	0.46	0.46	733	733	measured		0.0%	1593	0.46	0.46	733	733					
1852#1	1375	13.32	1593	0.46	0.46	733	733	indicated		0.0%						1593	0.46	0.46	733	733
1852#8	750	4.47	292	0.29	0.29	85	85	measured		0.0%	292	0.29	0.29	85	85					
1852#8	750	4.47	292	0.29	0.29	85	85	indicated		0.0%						292	0.29	0.29	85	85
1803	750	4.33	282	0.21	0.21	59	59	measured		0.0%	282	0.21	0.21	59	59					
1808	675	4.00	235	0.21	0.21	49	49	measured		0.0%	235	0.21	0.21	49	49					
1808	675	4.00	235	0.21	0.21	49	49	indicated		0.0%						235	0.21	0.21	49	49
1854	3250	6.70	1893	0.32	0.32	606	606	measured		0.0%	1893	0.32	0.32	606	606					
1854	3250	6.70	1893	0.32	0.32	606	606	indicated		0.0%						1893	0.32	0.32	606	606
1854	625	6.70	364	0.32	0.32	117	117	measured		0.0%	364	0.32	0.32	117	117					
1854	625	6.70	364	0.32	0.32	117	117	indicated		0.0%						364	0.32	0.32	117	117
1854	1250	4.00	435	0.19	0.19	83	83	indicated		0.0%						435	0.19	0.19	83	83
1842#1	625	7.10	386	0.36	0.36	139	139	measured		0.0%	386	0.36	0.36	139	139					
1842#1	625	7.10	386	0.36	0.36	139	139	indicated		0.0%						386	0.36	0.36	139	139
1842	925	4.30	346	0.25	0.25	86	86	measured		0.0%	346	0.25	0.25	86	86					
1842	925	4.30	346	0.25	0.25	86	86	indicated		0.0%						346	0.25	0.25	86	86
1860#1	875	4.00	304	0.23	0.23	70	70	measured		0.0%	304	0.23	0.23	70	70					
1860#1	875	4.00	304	0.23	0.23	70	70	indicated		0.0%						304	0.23	0.23	70	70
1860#2	1250	4.00	435	0.24	0.24	104	104	measured		0.0%	435	0.24	0.24	104	104					
1860#2	1250	4.00	435	0.24	0.24	104	104	indicated		0.0%						435	0.24	0.24	104	104
1860#4	1250	7.00	761	0.23	0.23	175	175	indicated		0.0%						761	0.23	0.23	175	175
1860#4	1250	4.00	435	0.20	0.20	87	87	indicated		0.0%						435	0.2	0.2	87	87
Subtotal	33275	5.8	16671	0.31	0.31	5210	5210			Subtotal	8114	0.32	0.32	2565	2565	8557	0.31	0.31	2644	2644
TOTALS			33929	0.28	0.28	9652	9652			TOTALS	18423	0.26	0.26	4822	4822	18431	0.26	0.26	4830	4830

Resource / Reserve Calculation for: **19 Level**

Geological Resource

Block/Section	Area	TRUE Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	D %	MS	GB	GS			MS	GB	GS		
16 Type																				
1971	2675	4.00	930	0.21	0.21	195	195	measured		25.0%	1163	0.168	0.168	195	195					
1971	2675	4.00	930	0.21	0.21	195	195	indicated		25.0%						1163	0.168	0.168	195	195
1916	2850	4.00	991	0.23	0.23	228	228	measured		25.0%	1239	0.184	0.184	228	228					
1916	2850	4.00	991	0.23	0.23	228	228	indicated		25.0%						1239	0.184	0.184	228	228
1970#	1375	4.00	478	0.22	0.22	105	105	measured		25.0%	598	0.176	0.176	105	105					
1968W	625	4.10	223	0.25	0.25	56	56	measured		22.0%	272	0.205	0.205	56	56					
1968W	625	4.10	223	0.25	0.25	56	56	indicated		22.0%						272	0.205	0.205	56	56
1968W	2125	4.00	739	0.21	0.21	155	155	measured		25.0%	924	0.168	0.168	155	155					
1968W	2125	4.00	739	0.21	0.21	155	155	indicated		25.0%						924	0.168	0.168	155	155
1968W	850	4.00	296	0.20	0.20	59	59	indicated		25.0%						370	0.16	0.16	59	59
1968E	4000	4.80	1670	0.28	0.28	467	467	measured		4.2%	1739	0.269	0.269	467	467					
1968E	4000	4.80	1670	0.28	0.28	467	467	indicated		4.2%						1739	0.269	0.269	467	467
1968E	1875	4.00	652	0.22	0.22	143	143	measured		25.0%	815	0.176	0.176	143	143					
1968E	4000	4.00	1391	0.22	0.22	306	306	indicated		25.0%						1739	0.176	0.176	306	306
1960#	1000	5.00	435	0.25	0.25	109	109	measured		0.0%	435	0.25	0.25	109	109					
1960#	1000	5.00	435	0.25	0.25	109	109	indicated		0.0%						435	0.25	0.25	109	109
1960#	3375	4.00	1174	0.24	0.24	282	282	measured		25.0%	1467	0.192	0.192	282	282					
1960#	3375	4.00	1174	0.24	0.24	282	282	indicated		25.0%						1467	0.192	0.192	282	282
1914	1000	4.10	357	0.20	0.20	71	71	measured		22.0%	435	0.164	0.164	71	71					
1978#	800	4.00	278	0.30	0.30	83	83	measured		25.0%	348	0.24	0.24	83	83					
1978#	800	4.00	278	0.30	0.30	83	83	indicated		25.0%						348	0.24	0.24	83	83
1978#W	2375	4.00	826	0.22	0.22	182	182	measured		25.0%	1033	0.178	0.178	182	182					
1978#W	2375	4.00	826	0.22	0.22	182	182	indicated		25.0%						1033	0.178	0.178	182	182
1978#W	200	4.00	70	0.22	0.22	15	15	indicated		25.0%						87	0.178	0.178	15	15
1978#W	2625	5.00	1141	0.26	0.26	297	297	measured		0.0%	1141	0.26	0.26	297	297					
1978#W	2625	5.00	1141	0.26	0.26	297	297	indicated		0.0%						1141	0.26	0.26	297	297
1978#W	200	5.00	87	0.26	0.26	23	23	indicated		0.0%						87	0.26	0.26	23	23
1990	2250	4.00	783	0.27	0.27	211	211	measured		25.0%	978	0.216	0.216	211	211					
1990	2250	4.00	783	0.27	0.27	211	211	indicated		25.0%						978	0.216	0.216	211	211
Subtotal	58900	4.2	21711	0.24	0.24	5254	5254			Subtotal	12587	0.21	0.21	2585	2585	13022	0.20	0.20	2669	2689
38 Type																				
1950#	625	4.10	223	0.25	0.25	56	56	measured		0.0%	223	0.25	0.25	56	56					
1950#	625	4.10	223	0.25	0.25	56	56	indicated		0.0%						223	0.25	0.25	56	56
1966	1000	4.00	348	0.21	0.21	73	73	measured		0.0%	348	0.21	0.21	73	73					
1970	1000	5.40	470	0.30	0.30	141	141	measured		0.0%	470	0.3	0.3	141	141					
1970	1000	5.40	470	0.30	0.30	141	141	indicated		0.0%						470	0.3	0.3	141	141
1970#	625	4.10	223	0.23	0.23	51	51	indicated		0.0%						223	0.23	0.23	51	51
1950	2375	7.50	1549	0.28	0.28	434	434	measured		0.0%	1549	0.28	0.28	434	434					
1950	2375	7.50	1549	0.28	0.28	434	434	indicated		0.0%						1549	0.28	0.28	434	434
1952#	625	4.00	217	0.37	0.37	80	80	measured		0.0%	217	0.371	0.371	80	80					
1952#	625	4.00	217	0.37	0.37	80	80	indicated		0.0%						217	0.371	0.371	80	80
1952#	700	4.00	243	0.22	0.22	54	54	measured		0.0%	243	0.22	0.22	54	54					
1960#	875	4.00	304	0.23	0.23	70	70	measured		0.0%	304	0.23	0.23	70	70					
1960#	875	4.00	304	0.23	0.23	70	70	indicated		0.0%						304	0.23	0.23	70	70
1960#	1250	4.00	435	0.24	0.24	104	104	measured		0.0%	435	0.24	0.24	104	104					
1960#	1250	4.00	435	0.24	0.24	104	104	indicated		0.0%						435	0.24	0.24	104	104
1960#	1250	7.00	761	0.20	0.20	152	152	indicated		0.0%						761	0.2	0.2	152	152
1960#	1250	4.00	435	0.23	0.23	100	100	indicated		0.0%						435	0.23	0.23	100	100
Subtotal	18325	5.3	8405	0.26	0.26	2200	2200			Subtotal	3789	0.27	0.27	1012	1012	4617	0.26	0.26	1188	1188
TOTALS			30116	0.25	0.25	7454	7454			TOTALS	16376	0.22	0.22	3597	3597	17639	0.22	0.22	3857	3857

Resource / Reserve Calculation for: **20 Level**

Geological Resource

Block/Section	Area	TRUE Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	D %	PM 52 BS	GB	DB			PMX BS	GB	DB		
16 Type												D ND	D ND							
2018	2850	4.00	991	0.23	0.23	228	228	easured		25.0%	1239	0.184	0.184	228	228					
2018	2850	4.00	991	0.23	0.23	228	228	indicated		25.0%						1239	0.184	0.184	228	228
2064W	2875	4.00	1000	0.23	0.23	230	230	easured		25.0%	1250	0.184	0.184	230	230					
2064W	2875	4.00	1000	0.23	0.23	230	230	indicated		25.0%						1250	0.184	0.184	230	230
2070#	1375	4.00	478	0.22	0.22	105	105	easured		22.0%	583	0.18	0.18	105	105					
2063	1500	4.55	593	0.20	0.20	119	119	easured		9.9%	652	0.182	0.182	119	119					
2063	1500	4.55	593	0.20	0.20	119	119	indicated		11.3%						660	0.18	0.18	119	119
2058W	2125	4.00	739	0.21	0.21	155	155	easured		25.0%	924	0.168	0.168	155	155					
2058W	2125	4.00	739	0.21	0.21	155	155	indicated		25.0%						924	0.168	0.168	155	155
2058W	850	4.00	296	0.30	0.30	89	89	indicated		25.0%						370	0.24	0.24	89	89
2068E	1875	4.00	652	0.22	0.22	143	143	easured		25.0%	815	0.176	0.176	143	143					
2068E	4000	4.00	1391	0.22	0.22	306	306	indicated		25.0%	1739	0.176	0.176	306	306					
2060	1500	4.00	522	0.45	0.45	235	235	indicated		25.0%						652	0.36	0.36	235	235
2060#	2000	4.00	696	0.30	0.30	209	209	easured		25.0%	870	0.24	0.24	209	209					
2060#	2000	4.00	696	0.30	0.30	209	209	indicated		20.0%						835	0.25	0.25	209	209
2060#	1000	5.00	435	0.25	0.25	109	109	easured		0.0%	435	0.25	0.25	109	109					
2060#	1000	5.00	435	0.25	0.25	109	109	indicated		0.0%						435	0.25	0.25	109	109
2078E	625	4.00	217	0.29	0.29	63	63	easured		25.0%	272	0.232	0.232	63	63					
2078E	625	4.00	217	0.29	0.29	63	63	indicated		25.0%						272	0.232	0.232	63	63
2078#	800	4.00	278	0.30	0.30	83	83	easured		25.0%	348	0.24	0.24	83	83					
2078#	800	4.00	278	0.30	0.30	83	83	indicated		24.4%						348	0.241	0.241	83	83
Subtotal	37150	4.1	13239	0.25	0.25	3270	3270			**Subtotal**	9127	0.19	0.19	1751	1751	6983	0.22	0.22	1519	1519
38 Type																				
2003	1250	6.50	707	0.37	0.37	261	261	indicated		0.0%						707	0.37	0.37	261	261
2066	1000	4.00	348	0.21	0.21	73	73	easured		0.0%	348	0.21	0.21	73	73					
2060A	1825	5.40	857	0.24	0.24	206	206	easured		0.0%	857	0.24	0.24	206	206					
2060B	5350	6.00	2791	0.23	0.23	642	642	indicated		0.0%						2791	0.23	0.23	642	642
Subtotal	9425	5.7	4703	0.25	0.25	1182	1182			**Subtotal**	1205	0.23	0.23	279	279	3498	0.26	0.26	903	903
TOTALS			17942	0.25	0.25	4452	4452			**TOTALS**	10332	0.20	0.20	2029	2029	10481	0.23	0.23	2423	2423

Resource / Reserve Calculation for: 21 Level

Geological Resource

Block/Section	Area	TRUE Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
16 Type									
2164W	2875	4.00	1000	0.23	0.23	230	230	asured	
2154	1125	4.00	391	0.22	0.22	86	86	easured	
2154	1125	4.00	391	0.22	0.22	86	86	indicated	
2163B	2875	6.50	1625	0.23	0.23	374	374	asured	
2163B	2875	6.50	1625	0.23	0.23	374	374	asured	
2163C	2125	4.00	739	0.24	0.24	177	177	indicated	
2168	1250	4.00	435	0.25	0.25	109	109	indicated	
2178E	625	4.00	217	0.29	0.29	63	63	asured	
2178E	625	4.00	217	0.29	0.29	63	63	indicated	
2163#	1650	4.00	643	0.26	0.26	167	167	asured	
2163#	1650	4.00	643	0.26	0.26	167	167	indicated	
2163#E	625	4.00	217	0.26	0.26	57	57	indicated	
2163#W	1000	4.00	348	0.23	0.23	80	80	asured	
2163#W	1000	4.00	348	0.23	0.23	80	80	indicated	
2163#W	625	4.00	217	0.23	0.23	50	50	indicated	
Subtotal	22450	4.6	9059	0.24	0.24	2163	2163		
38 Type									
2103	1250	6.60	717	0.37	0.37	265	265	indicated	
2160#Pillar	2250	5.10	998	0.31	0.31	309	309	asured	
2160#Pillar	2250	5.10	998	0.31	0.31	309	309	indicated	
2160#Pillar	1000	5.50	478	0.35	0.35	167	167	asured	
2160#Pillar	1000	5.50	478	0.35	0.35	167	167	indicated	
2160#Pillar	2575	5.30	1187	0.22	0.22	261	261	asured	
2160#Pillar	2575	5.30	1187	0.22	0.22	261	261	indicated	
2150#Pillar	2575	5.30	1187	0.30	0.30	356	356	asured	
2150#Pillar	2575	5.30	1187	0.30	0.30	356	356	indicated	
Subtotal	18050	5.4	8417	0.29	0.29	2453	2453		
TOTALS			17475	0.26	0.26	4616	4616		

Block/Section	D %	PB B2 DS	G (D)	G (D NO)	GB (D)	GB (D NO)	PB B2 DS	G	G	GB	GB
2164W	25.0%	1250	0.184	0.184	230	230					
2154	25.0%	489	0.176	0.176	86	86					
2154	25.0%						489	0.176	0.176	86	86
2163B	0.0%	1625	0.23	0.23	374	374					
2163B	0.0%						1625	0.23	0.23 .	374	374
2163C	25.0%						924	0.192	0.192	177	177
2168	25.0%						543	0.2	0.2	109	109
2178E	25.0%	272	0.232	0.232	63	63					
2178E	25.0%						272	0.232	0.232	63	63
2163#	25.0%	804	0.208	0.208	167	167					
2163#	25.0%						804	0.208	0.208	167	167
2163#E	25.0%						272	0.208	0.208	57	57
2163#W	25.0%	435	0.184	0.184	80	80					
2163#W	25.0%						435	0.184	0.184	80	80
2163#W	25.0%						272	0.184	0.184	50	50
Subtotal		4875	0.21	0.21	1000	1000	5636	0.21	0.21	1163	1163
2103	0.0%						717	0.37	0.37	265	265
2160#Pillar	0.0%	998	0.31	0.31	309	309					
2160#Pillar	0.0%						998	0.31	0.31	309	309
2160#Pillar	0.0%	478	0.35	0.35	167	167					
2160#Pillar	0.0%						478	0.35	0.35	167	167
2160#Pillar	0.0%	1187	0.22	0.22	261	261					
2160#Pillar	0.0%						1187	0.22	0.22	261	261
2150#Pillar	0.0%	1187	0.3	0.3	356	356					
2150#Pillar	0.0%						1187	0.3	0.3	356	356
Subtotal		3850	0.28	0.28	1094	1094	4567	0.30	0.30	1359	1359
TOTALS		8725	0.24	0.24	2094	2094	10203	0.25	0.25	2522	2522

Resource / Reserve Calculation for: **22 Level**

Geological Resource

Block/Section	Area	TRUE Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
16 Type									
2254	1125	4.00	391	0.22	0.22	86	86	measured	
2254	1125	4.00	391	0.22	0.22	86	86	indicated	
2264E	3625	4.00	1261	0.23	0.23	290	290	measured	
2264E	3625	4.00	1261	0.23	0.23	290	290	indicated	
22648A	2250	4.00	783	0.31	0.31	243	243	measured	
22648A	2250	4.00	783	0.31	0.31	243	243	indicated	
2263E	6225	4.00	2165	0.23	0.23	498	498	measured	
2263E	6225	4.00	2165	0.23	0.23	498	498	indicated	
2263E	3250	4.20	1187	0.23	0.23	273	273	measured	
2263E	3250	4.20	1187	0.23	0.23	273	273	indicated	
2263W	2500	5.24	1139	0.35	0.35	399	399	measured	
2268	1250	4.00	435	0.25	0.25	109	109	indicated	
2254E	750	4.70	307	0.25	0.25	77	77	measured	
2254E	750	4.70	307	0.25	0.25	77	77	indicated	
2254	525	5.30	242	0.25	0.25	60	60	measured	
2263	1850	4.00	643	0.26	0.26	167	167	measured	
2263	1850	4.00	643	0.26	0.26	167	167	indicated	
2263	3250	4.50	1272	0.24	0.24	305	305	measured	
2263	3250	4.50	1272	0.24	0.24	305	305	indicated	
2253FE	000	.00	48	.23	.23	80	80	measured	
2253FE	000	.00	48	.23	.23	80	80	indicated	
2253FW	25	.00	17	.23	.23	50	50	indicated	
2290	660	5.00	287	0.32	0.32	92	92	measured	
2290	2090	6.70	1218	0.44	0.44	536	536	indicated	
2290	1250	4.00	435	0.18	0.18	78	78	measured	
Subtotal	55550	4.3	20686	0.26	0.26	5361	5361		
38 Type									
2260/Pillar	1200	6.10	637	0.36	0.36	229	229	measured	
2260/Pillar	1200	6.10	637	0.36	0.36	229	229	indicated	
2260	1000	4.00	348	0.22	0.22	77	77	indicated	
2254	525	5.30	242	0.25	0.25	60	60	measured	
2274	2400	4.10	856	0.28	0.28	240	240	measured	
2211	7575	29.00	19102	0.23	0.23	4394	4394	measured	
Subtotal	13900	18.1	21821	0.24	0.24	5228	5228		
TOTALS			42506	0.25	0.25	10590	10590		

Block/Section	D %	PB BZ BS	PB BZ G D	PB BZ G N/D	PB BZ DS D	PB BZ DS N/D	P BS	P G D	P G N/D	P DS D	P DS N/D
16 Type											
2254	25.0%	489	0.176	0.176	86	86					
2254	25.0%						489	0.176	0.176	86	86
2264E	25.0%	1576	0.184	0.184	290	290					
2264E	25.0%						1576	0.184	0.184	290	290
22648A	25.0%	978	0.248	0.248	243	243					
22648A	25.0%						978	0.248	0.248	243	243
2263E	25.0%	2707	0.184	0.184	498	498					
2263E	25.0%						2707	0.184	0.184	498	498
2263E	19.0%	1413	0.193	0.193	273	273					
2263E	19.0%						1413	0.193	0.193	273	273
2263W	0.0%	1139	0.35	0.35	399	399					
2268	25.0%						543	0.2	0.2	109	109
2254E	6.4%	326	0.235	0.235	77	77					
2254E	6.4%						326	0.235	0.235	77	77
2254	0.0%	242	0.25	0.25	60	60					
2263	25.0%	804	0.208	0.208	167	167					
2263	25.0%						804	0.208	0.208	167	167
2263	11.1%	1413	0.216	0.216	305	305					
2263	11.1%						1413	0.216	0.216	305	305
2253FE	25.0%	435	0.184	0.184	80	80					
2253FE	25.0%						435	0.184	0.184	80	80
2253FW	25.0%						272	0.184	0.184	50	50
2290	0.0%	287	0.32	0.32	92	92					
2290	0.0%						1218	0.44	0.44	536	536
2290	25.0%	543	0.144	0.144	78	78					
Subtotal		12352	0.21	0.21	2648	2648	12174	0.22	0.22	2713	2713
38 Type											
2260/Pillar	0.0%	637	0.36	0.36	229	229					
2260/Pillar	0.0%						637	0.36	0.36	229	229
2260	0.0%						348	0.22	0.22	77	77
2254	0.0%	242	0.25	0.25	60	60					
2274	0.0%	856	0.28	0.28	240	240					
2211	0.0%	19102	0.23	0.23	4394	4394					
Subtotal		20837	0.24	0.24	4923	4923	985	0.31	0.31	306	306
TOTALS		33189	0.23	0.23	7571	7571	13159	0.23	0.23	3019	3019

Resource / Reserve Calculation for: **23 Level**

Geological Resource

Block/Section	Area	TRUE Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	D %	PB BR DS	GB D	GB ND	OB D	OB ND	PBR DS	GB D	GB ND	OB D	OB ND
16 Type																				
2354w	3625	4.00	1261	0.23	0.23	290	290	measured		25.0%	1576	0.184	0.184	290	290					
2354w	3625	4.00	1261	0.23	0.23	290	290	indicated		25.0%						1576	0.184	0.184	290	290
23648a	2250	4.00	783	0.31	0.31	243	243	measured		25.0%	978	0.248	0.248	243	243					
23648a	2250	4.00	783	0.31	0.31	243	243	indicated		25.0%						978	0.248	0.248	243	243
2363E	3250	4.20	1187	0.23	0.23	273	273	measured		19.0%	1413	0.193	0.193	273	273					
2363E	3250	4.20	1187	0.23	0.23	273	273	indicated		19.0%						1413	0.193	0.193	273	273
2363W	2500	5.25	1141	0.36	0.36	411	411	measured		0.0%	1141	0.36	0.36	411	411					
2363W	2500	5.25	1141	0.36	0.36	411	411	indicated		0.0%						1141	0.36	0.36	411	411
2363	5000	4.00	1739	0.28	0.28	487	487	measured		25.0%	2174	0.224	0.224	487	487					
2363	5000	4.00	1739	0.28	0.28	487	487	indicated		25.0%						2174	0.224	0.224	487	487
2368	1400	4.90	597	0.34	0.34	203	203	measured		2.0%	609	0.333	0.333	203	203					
2368	1400	4.90	597	0.34	0.34	203	203	indicated		2.0%						609	0.333	0.333	203	203
2368E	1750	4.30	654	0.35	0.35	229	229	measured		16.3%	761	0.301	0.301	229	229					
2368E	1750	4.30	654	0.35	0.35	229	229	indicated		16.3%						761	0.301	0.301	229	229
2368W	625	4.70	255	0.29	0.29	74	74	measured		6.4%	272	0.272	0.272	74	74					
2368W	625	4.70	255	0.29	0.29	74	74	indicated		6.4%						272	0.272	0.272	74	74
23848	875	5.30	403	0.25	0.25	101	101	measured		0.0%	403	0.25	0.25	101	101					
23848	875	5.30	403	0.25	0.25	101	101	indicated		0.0%						403	0.25	0.25	101	101
23848	1250	4.00	435	0.25	0.25	109	109	measured		25.0%	543	0.2	0.2	109	109					
23848	1250	4.00	435	0.25	0.25	109	109	indicated		25.0%						543	0.2	0.2	109	109
2316	350	4.30	131	0.29	0.29	38	38	measured		16.3%	152	0.25	0.25	38	38					
2316	2240	5.00	974	0.26	0.26	253	253	indicated		0.0%						974	0.26	0.26	253	253
2316	1540	4.00	538	0.25	0.29	134	155	measured		25.0%	670	0.2	0.232	134	155					
2316	1540	4.00	538	0.25	0.29	134	155	indicated		25.0%						670	0.2	0.232	134	155
2375	500	4.00	174	0.20	0.20	35	35	indicated		25.0%						217	0.16	0.16	35	35
2338	750	4.00	261	0.21	0.21	55	55	measured		25.0%	326	0.168	0.168	55	55					
2338	750	4.00	261	0.21	0.21	55	55	indicated		25.0%						326	0.168	0.168	55	55
2375	720	4.00	250	0.33	0.33	83	83	measured		25.0%	313	0.264	0.264	83	83					
Subtotal	53440	4.3	20033	0.28	0.28	5624	5667			Subtotal	11331	0.24	0.24	2728	2750	12057	0.24	0.24	2896	2917
38 Type																				
23848	875	5.30	403	0.25	0.25	101	101	measured		0.0%	403	0.25	0.25	101	101					
23848	875	5.30	403	0.25	0.25	101	101	indicated		0.0%						403	0.25	0.25	101	101
2378	7875	24.00	16435	0.21	0.21	3451	3451	measured		0.0%	16435	0.21	0.21	3451	3451					
2374	2400	4.10	856	0.28	0.28	240	240	measured		0.0%	856	0.28	0.28	240	240					
2374	2400	4.10	856	0.28	0.28	240	240	indicated		0.0%						856	0.28	0.28	240	240
2311	2500	9.50	2065	0.20	0.20	413	413	measured		0.0%	2065	0.2	0.2	413	413					
2311	2500	9.50	2065	0.20	0.20	413	413	indicated		0.0%						2065	0.2	0.2	413	413
Subtotal	19425	13.7	23083	0.21	0.21	4958	4958			Subtotal	19759	0.21	0.21	4205	4205	3324	0.23	0.23	753	753
TOTALS			43116	0.25	0.25	10582	10625			TOTALS	31090	0.22	0.22	6933	6954	15381	0.24	0.24	3649	3670

Resource / Reserve Calculation for: **24 Level**

Geological Resource

Block/Section	Area	TRUE Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	%	BS	GB D	GB ND	DB D	DB ND	BS	GB	GB	DB	DB
16 Type																				
2464	6750	5.80	3404	0.27	0.27	919	919	measured		0.0%	3404	0.27	0.27	919	919					
2464	6750	5.80	3404	0.27	0.27	919	919	indicated		0.0%						3404	0.27	0.27	919	919
2463	5000	4.00	1739	0.28	0.28	487	487	measured		25.0%	2174	0.224	0.224	487	487					
2463	5000	4.00	1739	0.28	0.28	487	487	indicated		25.0%						2174	0.224	0.224	487	487
2468E	1750	4.30	654	0.35	0.35	229	229	measured		16.3%	761	0.301	0.301	229	229					
2468E	1750	4.30	654	0.35	0.35	229	229	indicated		16.3%						761	0.301	0.301	229	229
2468W	1600	4.70	654	0.29	0.29	190	190	measured		6.4%	696	0.272	0.272	190	190					
2468W	1600	4.70	654	0.29	0.29	190	190	indicated		6.4%						696	0.272	0.272	190	190
2468W	625	4.70	255	0.29	0.29	74	74	measured		6.4%	272	0.272	0.272	74	74					
2468W	625	4.70	255	0.29	0.29	74	74	indicated		6.4%						272	0.272	0.272	74	74
2402	500	4.00	174	0.25	0.35	43	61	measured		25.0%	217	0.2	0.281	43	61					
2402	1250	4.00	435	0.29	0.29	126	126	indicated		25.0%						543	0.232	0.232	126	126
2403	625	4.00	217	0.25	0.25	54	54	indicated		25.0%						272	0.2	0.2	54	54
2481	2125	5.80	1072	0.26	0.26	279	279	measured		0.0%	1072	0.26	0.26	279	279					
2481	2125	5.80	1072	0.26	0.26	279	279	indicated		0.0%						1072	0.26	0.26	279	279
2484[illegible]	1250	4.00	435	0.25	0.25	109	109	measured		25.0%	543	0.2	0.2	109	109					
2484[illegible]	1250	4.00	435	0.25	0.25	109	109	indicated		25.0%						543	0.2	0.2	109	109
2416	1375	4.00	478	0.28	0.28	134	134	measured		25.0%	598	0.224	0.224	134	134					
2416	1375	4.00	478	0.28	0.28	134	134	indicated		25.0%						598	0.224	0.224	134	134
2475	500	4.00	174	0.20	0.20	35	35	measured		25.0%	217	0.16	0.16	35	35					
2349	750	4.00	261	0.21	0.21	55	55	measured		25.0%	326	0.168	0.168	55	55					
2349	750	4.00	261	0.21	0.21	55	55	indicated		25.0%						5496	0.01	0.01	55	55
2475W	1450	4.00	504	0.41	0.41	207	207	measured		25.0%	630	0.328	0.328	207	207					
2475W	1450	4.00	504	0.41	0.41	207	207	indicated		25.0%						630	0.328	0.328	207	207
2475E	1500	6.40	835	0.36	0.36	301	301	measured		0.0%	835	0.36	0.36	301	301					
Subtotal	49725	4.8	20749	0.29	0.29	5923	5940			Subtotal	11745	0.26	0.26	3060	3078	16461	0.17	0.17	2862	2862
38 Type																				
2487E	625	4.00	217	0.42	0.42	91	91	measured		0.0%	217	0.421	0.421	91	91					
2487E	625	4.00	217	0.42	0.42	91	91	indicated		0.0%						217	0.421	0.421	91	91
2488	300	4.00	104	0.24	0.24	25	25	indicated		0.0%						104	0.241	0.241	25	25
2405	2500	17.40	3783	0.22	0.22	832	832	measured		0.0%	3783	0.22	0.22	832	832					
2405	5000	17.40	7565	0.22	0.22	1664	1664	indicated		0.0%						7565	0.22	0.22	1664	1664
2405	5000	10.30	4478	0.19	0.19	851	851	indicated		0.0%						4478	0.19	0.19	851	851
2405E	250	5.00	109	0.15	0.15	16	16	measured		0.0%	109	0.15	0.15	16	16					
2405E	625	12.00	652	0.35	0.35	228	228	indicated		0.0%						652	0.35	0.35	228	228
2474	2125	7.20	1330	0.29	0.29	386	386	measured		0.0%	1330	0.29	0.29	386	386					
2474	2125	7.20	1330	0.29	0.29	386	386	indicated		0.0%						1330	0.29	0.29	386	386
Subtotal	19175	11.9	19787	0.23	0.23	4571	4571			Subtotal	5439	0.24	0.24	1326	1326	14346	0.23	0.23	3246	3246
TOTALS			40536	0.26	0.26	10494	10511			TOTALS	17184	0.26	0.26	4386	4403	30807	0.20	0.20	6108	6108

Bit Goldie

Resource / Reserve Calculation for: 26 Level

Geological Resource

Block/Section	Area	TRUE Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
16 Type									
2683	5850	4.00	2035	0.28	0.28	570	570	measured	
2683	5850	4.00	2035	0.28	0.28	570	570	indicated	
2683	4250	4.00	1478	0.20	0.20	296	296	measured	
2683	12750	4.00	4435	0.20	0.20	887	887	indicated	
2683	2250	12.00	2348	0.20	0.20	470	470	measured	
2683	6750	12.00	7043	0.20	0.20	1409	1409	indicated	
2602	1250	4.00	435	0.25	0.25	109	109	measured	
2602	625	4.00	217	0.29	0.29	63	63	indicated	
2602	1250	4.00	435	0.29	0.29	126	126	measured	
2603	625	4.00	217	0.25	0.25	54	54	indicated	
2643	800	4.00	278	0.42	0.42	117	117	measured	
2643	800	4.00	278	0.42	0.42	117	117	indicated	
2646	2750	4.00	957	0.35	0.35	335	335	measured	
2646	2750	4.00	957	0.35	0.35	335	335	indicated	
2689W	1250	5.90	641	0.51	0.51	327	327	measured	
2689W	1250	5.90	641	0.51	0.51	327	327	indicated	
2680E	4375	4.00	1522	0.23	0.23	350	350	measured	
2680E	4375	4.00	1522	0.23	0.23	350	350	indicated	
Subtotal	59800	5.3	27474	0.25	0.25	6810	6810		
38 Type									
2687E	625	4.00	217	0.42	0.42	91	91	measured	
2687E	625	4.00	217	0.42	0.42	91	91	indicated	
2688	500	4.00	174	0.24	0.24	42	42	measured	
2688	500	4.00	174	0.24	0.24	42	42	indicated	
2605W	625	8.40	348	0.19	0.19	66	66	measured	
2605W	625	5.40	293	0.30	0.30	88	88	measured	
825	3500	4.7	1424	0.30	0.30	420	420		
TOTALS	63300	5.3	28898	0.25	0.25	7230	7230		

D %	DS	PB BZ GB (D)	GB (ND)	D	ND	DS	PBZ GB (D)	GB (ND)	D	ND
25.0%	2543	0.224	0.224	570	570					
25.0%						2543	0.224	0.224	570	570
25.0%	1848	0.16	0.16	296	296					
25.0%						5543	0.16	0.16	887	887
0.0%	2348	0.2	0.2	470	470					
0.0%						7043	0.2	0.2	1409	1409
25.0%	543	0.2	0.2	109	109					
25.0%						272	0.232	0.232	63	63
25.0%	543	0.232	0.232	126	126					
25.0%						272	0.2	0.2	54	54
25.0%	348	0.336	0.336	117	117					
25.0%						348	0.336	0.336	117	117
25.0%	1196	0.28	0.28	335	335					
25.0%						1196	0.28	0.28	335	335
0.0%	641	0.51	0.51	327	327					
0.0%						641	0.51	0.51	327	327
25.0%	1902	0.184	0.184	350	350					
25.0%						1902	0.184	0.184	350	350
Subtotal	11912	0.23	0.23	2698	2698	19760	0.21	0.21	4112	4112
0.0%	217	0.421	0.421	91	91					
0.0%						217	0.421	0.421	91	91
0.0%	174	0.24	0.24	42	42					
0.0%						174	0.24	0.24	42	42
0.0%	348	0.19	0.19	66	66					
0.0%	293	0.3	0.3	88	88					
Subtotal	1032	0.28	0.28	287	287	391	0.34	0.34	133	133
TOTALS	12944	0.23	0.23	2986	2986	20151	0.21	0.21	4245	4245

GEOLOGICAL RESERVE SUMMARY C SHAFT
HOWE DECEMBER 2006

[illegible]Gold[illegible]Inc
[illegible] Goldie

[illegible] 16-VE
[illegible] E
38-VE [illegible] E
16-38 VE [illegible] E
[illegible] 0.20 oz Gold per ton

ZONE	PROVEN (tons)	PROVEN (oz/ton)	PROVEN ounces	PROBABLE (tons)	PROBABLE (oz/ton)	PROBABLE ounces	TOTAL (tons)	TOTAL (oz/ton)	TOTAL ounces	VEIN TYPE	LOCATION
C SHAFT											
16 lvl	9648	0.24	2272	10166	0.26	2600	19814	0.25	4872	16-[illegible]	
	1815	0.28	506	756	0.29	220	2571	0.28	726	38-[illegible]	
17 lvl	9993	0.24	2397	7685	0.28	2168	17678	0.26	4565	16-[illegible]	
	3572	0.27	957	3104	0.26	795	6676	0.26	1752	38-[illegible]	
18 lvl	10309	0.22	2257	9874	0.22	2185	20183	0.22	4442	16-[illegible]	
	8114	0.32	2565	8557	0.31	2644	16671	0.31	5210	38-[illegible]	
19 lvl	12587	0.21	2585	13022	0.20	2669	25609	0.21	5254	16-[illegible]	
	3789	0.27	1012	4617	0.26	1188	8406	0.26	2200	38-[illegible]	
20 lvl	9127	0.19	1751	6983	0.22	1519	16110	0.20	3270	16-[illegible]	
	1205	0.23	279	3498	0.26	903	4703	0.25	1182	38-[illegible]	
21 lvl	4875	0.21	1000	5636	0.21	1163	10511	0.21	2163	16-[illegible]	
	3850	0.28	1094	4567	0.30	1359	8417	0.29	2453	38-[illegible]	
22 lvl	12352	0.21	2648	12174	0.22	2713	24526	0.22	5361	16-[illegible]	
	20837	0.24	4923	985	0.31	306	21822	0.24	5228	38-[illegible]	
23 lvl	11331	0.24	2728	12057	0.24	2896	23388	0.24	5624	16-[illegible]	
	19759	0.21	4205	3324	0.23	753	23083	0.21	4958	38-[illegible]	
24 lvl	11745	0.26	3060	16461	0.17	2862	28206	0.21	5923	16-[illegible]	
	5439	0.24	1326	14346	0.23	3246	19785	0.23	4571	38-[illegible]	
26 lvl	11912	0.23	2698	19760	0.21	4112	31672	0.22	6810	16-[illegible]	
	1032	0.28	287	391	0.34	133	1423	0.30	420	38-[illegible]	
C SHAFT TOTAL	173291	0.23	40550	157963	0.23	36435	331254	0.23	76985		

GEOLOGICAL RESOURCE SUMMARY C SHAFT
HOWE DECEMBER 2006

[illegible]Gold[illegible]Inc
[illegible] Goldie

[illegible] 16-VE
[illegible] E
38-VE [illegible] E
16-38 VE [illegible] E
[illegible] 0.20 oz Gold per ton

ZONE	MEASURED (tons)	MEASURED (oz/ton)	MEASURED ounces	INDICATED (tons)	INDICATED (oz/ton)	INDICATED ounces	INFERRED (tons)	INFERRED (oz/ton)	INFERRED ounces	VEIN TYPE	LOCATION
C SHAFT											
16 lvl	8627	0.26	2272	8950	0.29	2600	0			16-[illegible]	
	1815	0.28	506	757	0.29	220	0			38-[illegible]	
17 lvl	8840	0.27	2397	6860	0.32	2168	0			16-[illegible]	
	3572	0.27	957	3104	0.26	795	0			38-[illegible]	
18 lvl	7877	0.26	2061	9381	0.25	2381	0			16-[illegible]	
	8115	0.32	2565	8556	0.31	2644	0			38-[illegible]	
19 lvl	3385	0.25	845	18326	0.24	4410	0			16-[illegible]	
	3789	0.27	1012	4616	0.26	1188	0			38-[illegible]	
20 lvl	6080	0.24	1445	7159	0.25	1825	0			16-[illegible]	
	1205	0.23	279	3498	0.26	903	0			38-[illegible]	
21 lvl	5850	0.23	1374	3209	0.25	789	0			16-[illegible]	
	3850	0.28	1094	4567	0.30	1359	0			38-[illegible]	
22 lvl	8807	0.26	2272	11879	0.26	3089	0			16-[illegible]	
	20836	0.24	4923	984	0.31	306	0			38-[illegible]	
23 lvl	6403	0.30	1923	13630	0.27	3701	0			16-[illegible]	
	19759	0.21	4205	3324	0.23	753	0			38-[illegible]	
24 lvl	5496	0.25	1354	15253	0.30	4569	0			16-[illegible]	
	5439	0.24	1326	14348	0.23	3246	0			38-[illegible]	
26 lvl	3120	0.32	1012	24354	0.24	5798	0			16-[illegible]	
	1033	0.28	287	391	0.34	133	0			38-[illegible]	
C SHAFT TOTAL	133897	0.25	34106	163145	0.26	42879					

Resource / Reserve Calculation for: **16 Level**

Geological Resource

Block/Section	Area	TRUE Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	D %	P9 ER DS	GB D	GB ND	DB D	DB ND	PER DS	GB	GB	DB	DB
16 Type																				
1667	3225	4.2	1178	0.31	0.31	365	365	measured		19.0%	1402	0.26	0.26	365	365					
1667	3225	4.2	1178	0.31	0.31	365	365	indicated		19.0%						1402	0.26	0.26	365	365
1654#	3000	4.13	1077	0.22	0.22	237	237	measured		21.1%	1304	0.182	0.182	237	237					
1654#	3000	4.13	1077	0.22	0.22	237	237	indicated		21.1%						1304	0.182	0.182	237	237
1654E	1950	5.00	848	0.22	0.22	187	187	measured		0.0%	848	0.22	0.22	187	187					
1654E	1950	5.00	848	0.22	0.22	187	187	indicated		0.0%						848	0.22	0.22	187	187
1663E	1500	4.43	578	0.27	0.27	156	156	measured		12.9%	652	0.239	0.239	156	156					
1663E	1500	4.43	578	0.27	0.27	156	156	indicated		12.9%						652	0.239	0.239	156	156
1663E	2675	4.0	930	0.28	0.28	261	261	measured		25.0%	1163	0.224	0.224	261	261					
1663E	2675	4.0	930	0.28	0.28	261	261	indicated		25.0%						1163	0.224	0.224	261	261
1663#W	1250	4.0	435	0.44	0.44	191	191	indicated		25.0%						543	0.352	0.352	191	191
1663W	2250	4.0	750	0.25	0.25	188	188	measured		25.0%	938	0.2	0.2	188	188					
1663W	2250	4.0	750	0.25	0.25	188	188	indicated		25.0%						938	0.2	0.2	188	188
1655	3125	4.88	1326	0.24	0.24	318	318	measured		2.5%	1359	0.234	0.234	318	318					
1655	3125	4.88	1326	0.24	0.24	318	318	indicated		2.5%						1359	0.234	0.234	318	318
1655	625	4.88	265	0.24	0.24	64	64	indicated		2.5%						272	0.234	0.234	64	64
1655	625	4.88	265	0.24	0.24	64	64	indicated		2.5%						272	0.234	0.234	64	64
1657E	1500	4.67	609	0.44	0.44	268	268	measured		7.1%	652	0.411	0.411	268	268					
1657E	1500	4.67	609	0.44	0.44	268	268	indicated		7.1%						652	0.411	0.411	268	268
7	2040	7.5	1330	0.22	0.22	293	293	measured	672	0.0%	1330	0.22	0.22	293	293					
1657W	1750	4.52	688	0.44	0.44	303	303	indicated		10.6%						761	0.398	0.398	303	303
Subtotal	44740	4.5	17577	0.28	0.28	4872	4872			**Subtotal**	9648	0.24	0.24	2272	2272	10166	0.26	0.26	2600	2600
38 Type																				
1667	750	6.72	438	0.23	0.23	101	101	measured		0.0%	438	0.23	0.23	101	101					
1652#	750	4.18	273	0.26	0.26	71	71	measured		0.0%	273	0.26	0.26	71	71					
1652#	1000	4.00	348	0.33	0.33	115	115	measured		0.0%	348	0.33	0.33	115	115					
1658#W	1000	4.20	365	0.27	0.27	99	99	measured		0.0%	365	0.27	0.27	99	99					
1658#W	1000	4.20	365	0.27	0.27	99	99	indicated		0.0%						365	0.27	0.27	99	99
1689#E	750	6.00	391	0.31	0.31	121	121	measured		0.0%	391	0.31	0.31	121	121					
1689#E	750	6.00	391	0.31	0.31	121	121	indicated		0.0%						391	0.31	0.31	121	121
Subtotal	6000	4.9	2572	0.28	0.28	726	726			**Subtotal**	1815	0.28	0.28	506	506	756	0.29	0.29	220	220
TOTALS			20148	0.28	0.28	5598	5598			**TOTALS**	11463	0.24	0.24	2778	2778	10922	0.26	0.26	2820	2820

Resource / Reserve Calculation for: **17 Level**

Geological Resource

Block/Section	Area	TRUE Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	D %	P&B DS	GB D	GB ND	DS D	DS ND	P&B DS	GB D	GB ND	DS D	DS ND
16 Type																				
17548	3000	4.13	1077	0.22	0.22	237	237	measured		21.1%	1304	0.182	0.182	237	237					
1763E	1500	4.43	578	0.27	0.27	156	156	measured		12.9%	652	0.239	0.239	156	156					
1763E	1500	4.43	578	0.27	0.27	156	156	indicated		12.9%						652	0.239	0.239	156	156
1763W	1175	4.35	444	0.24	0.24	107	107	measured		14.9%	511	0.209	0.209	107	107					
1763W	1175	4.35	444	0.24	0.24	107	107	indicated		14.9%						511	0.209	0.209	107	107
1755	3125	4.88	1326	0.24	0.24	318	318	measured		2.5%	1359	0.234	0.234	318	318					
1755	3125	4.88	1326	0.24	0.24	318	318	indicated		2.5%						1359	0.234	0.234	318	318
1755	625	4.88	265	0.24	0.24	64	64	measured		2.5%	272	0.234	0.234	64	64					
1755	625	4.88	265	0.24	0.24	64	64	indicated		2.5%						272	0.234	0.234	64	64
1757E	1500	4.67	609	0.44	0.44	268	268	measured		7.1%	652	0.411	0.411	268	268					
1757E	1500	4.67	609	0.44	0.44	268	268	indicated		7.1%						652	0.411	0.411	268	268
1757E	1375	4.0	478	0.21	0.21	100	100	measured		25.0%	598	0.168	0.168	100	100					
1757E	1375	4.0	478	0.21	0.21	100	100	indicated		25.0%						598	0.168	0.168	100	100
1757W	1750	4.52	688	0.44	0.44	303	303	measured		10.6%	761	0.398	0.398	303	303					
1757W	1750	4.52	688	0.44	0.44	303	303	indicated		10.6%						761	0.398	0.398	303	303
1702	2500	4.00	870	0.31	0.31	270	270	measured		25.0%	1087	0.248	0.248	270	270					
1716E	3375	4.00	1174	0.24	0.24	282	282	measured		25.0%	1467	0.192	0.192	282	282					
1716E	3375	4.00	1174	0.24	0.24	282	282	indicated		25.0%						1467	0.192	0.192	282	282
	1500	4.67	609	0.44	0.44	268	268	indicated		7.1%						652	0.411	0.411	268	268
	2040	7.5	1330	0.22	0.22	293	293	measured	/672		1330	0.22	0.22	293	293					
	1750	4.52	688	0.44	0.44	303	303	indicated		10.6%						761	0.398	0.398	303	303
Subtotal	39640	4.6	15700	0.29	0.29	4565	4565			Subtotal	9993	0.24	0.24	2397	2397	7685	0.28	0.28	2168	2168
38 Type																				
1767	750	6.72	438	0.23	0.23	101	101	measured		0.0%	438	0.23	0.23	101	101					
1767	750	6.72	438	0.23	0.23	101	101	indicated		0.0%						438	0.23	0.23	101	101
1752	625	4.00	217	0.21	0.21	46	46	measured		0.0%	217	0.21	0.21	46	46					
1752	625	4.00	217	0.21	0.21	46	46	indicated		0.0%						217	0.21	0.21	46	46
17528	750	4.18	273	0.26	0.26	71	71	measured		0.0%	273	0.26	0.26	71	71					
17528	1000	4.00	348	0.33	0.33	115	115	measured		0.0%	348	0.33	0.33	115	115					
17528	1125	4.00	391	0.23	0.23	90	90	measured		0.0%	391	0.23	0.23	90	90					
17528	1125	4.00	391	0.23	0.23	90	90	indicated		0.0%						391	0.23	0.23	90	90
17528	750	4.47	292	0.29	0.29	85	85	measured		0.0%	292	0.29	0.29	85	85					
17528	750	4.47	292	0.29	0.29	85	85	indicated		0.0%						292	0.29	0.29	85	85
1703	750	4.33	282	0.21	0.21	59	59	measured		0.0%	282	0.21	0.21	59	59					
1708	675	4.00	235	0.21	0.21	49	49	measured		0.0%	235	0.21	0.21	49	49					
1708	675	4.00	235	0.21	0.21	49	49	indicated		0.0%						235	0.21	0.21	49	49
1754	625	6.70	364	0.32	0.32	117	117	measured		0.0%	364	0.32	0.32	117	117					
1754	625	6.70	364	0.32	0.32	117	117	indicated		0.0%						364	0.32	0.32	117	117
1754	1250	4.00	435	0.19	0.19	83	83	indicated		0.0%						435	0.19	0.19	83	83
17428	625	7.10	386	0.36	0.36	139	139	measured		0.0%	386	0.36	0.36	139	139					
17428	625	7.10	386	0.36	0.36	139	139	indicated		0.0%						386	0.36	0.36	139	139
1742	925	4.30	346	0.25	0.25	86	86	measured		0.0%	346	0.25	0.25	86	86					
1742	925	4.30	346	0.25	0.25	86	86	indicated		0.0%						346	0.25	0.25	86	86
Subtotal	15950	4.8	6676	0.26	0.26	1752	1752			Subtotal	3572	0.27	0.27	957	957	3104	0.26	0.26	795	795
TOTALS			22376	0.28	0.28	6317	6317			TOTALS	13565	0.25	0.25	3354	3354	10789	0.27	0.27	2963	2963

Resource / Reserve Calculation for: **18 Level**

Geological Resource

Block/Section	Area	TRUE Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
16 Type									
1871	2675	4.00	930	0.21	0.21	195	195	measured	
1871	2675	4.00	930	0.21	0.21	195	195	indicated	
1863W	1175	4.35	444	0.24	0.24	107	107	measured	
1863W	1175	4.35	444	0.24	0.24	107	107	indicated	
1857E	1375	4.00	478	0.21	0.21	100	100	measured	
1857E	1375	4.00	478	0.21	0.21	100	100	indicated	
1857E	1125	6.30	616	0.35	0.35	216	216	measured	
1857E	1125	6.30	616	0.35	0.35	216	216	indicated	
1868W	625	4.10	223	0.25	0.25	56	56	measured	
1868W	625	4.10	223	0.25	0.25	56	56	indicated	
1862W	3000	4.00	1043	0.29	0.29	303	303	measured	
1862W	3000	4.00	1043	0.29	0.29	303	303	indicated	
1862E	1750	5.20	791	0.30	0.30	237	237	measured	
1862E	1750	5.20	791	0.30	0.30	237	237	indicated	
1816E	3375	4.00	1174	0.24	0.24	282	282	measured	
1816E	3375	4.00	1174	0.24	0.24	282	282	indicated	
1614	1000	4.10	357	0.20	0.20	71	71	measured	
1878#W	2375	4.00	826	0.22	0.22	182	182	measured	
1878#W	2375	4.00	826	0.22	0.22	182	182	indicated	
1878#	2625	5.00	1141	0.26	0.26	297	297	measured	
1878#	2625	5.00	1141	0.26	0.26	297	297	indicated	
1890	2250	4.00	783	0.27	0.27	211	211	measured	
1890	2250	4.00	783	0.27	0.27	211	211	indicated	
Subtotal	45700	4.3	17256	0.26	0.26	4442	4442		
38 Type									
1850#	625	4.10	223	0.25	0.25	56	56	measured	
1870	1000	5.40	470	0.30	0.30	141	141	measured	
1870	1000	5.40	470	0.30	0.30	141	141	indicated	
1870#	625	4.10	223	0.23	0.23	51	51	measured	
1852	625	4.00	217	0.21	0.21	46	46	measured	
1852#	1125	4.00	391	0.23	0.23	90	90	measured	
1852#	1125	4.00	391	0.23	0.23	90	90	indicated	
1852#	625	4.00	217	0.37	0.37	80	80	measured	
1852#	625	4.00	217	0.37	0.37	80	80	indicated	
1852#	700	4.00	243	0.22	0.22	54	54	measured	
1852#	1375	13.32	1593	0.46	0.46	733	733	measured	
1852#	1375	13.32	1593	0.46	0.46	733	733	indicated	
1852#	750	4.47	292	0.29	0.29	85	85	measured	
1852#	750	4.47	292	0.29	0.29	85	85	indicated	
1803	750	4.33	282	0.21	0.21	59	59	measured	
1808	675	4.00	235	0.21	0.21	49	49	measured	
1808	675	4.00	235	0.21	0.21	49	49	indicated	
1854	3250	6.70	1893	0.32	0.32	606	606	measured	
1854	3250	6.70	1893	0.32	0.32	606	606	indicated	
1854	625	6.70	364	0.32	0.32	117	117	measured	
1854	625	6.70	364	0.32	0.32	117	117	indicated	
1854	1250	4.00	435	0.19	0.19	83	83	indicated	
1842#	625	7.10	386	0.36	0.36	139	139	measured	
1842#	625	7.10	386	0.36	0.36	139	139	indicated	
1842	925	4.30	346	0.25	0.25	86	86	measured	
1842	925	4.30	346	0.25	0.25	86	86	indicated	
1860#	875	4.00	304	0.23	0.23	70	70	measured	
1860#	875	4.00	304	0.23	0.23	70	70	indicated	
1860#	1250	4.00	435	0.24	0.24	104	104	measured	
1860#	1250	4.00	435	0.24	0.24	104	104	indicated	
1860#	1250	7.00	761	0.23	0.23	175	175	indicated	
1860#	1250	4.00	435	0.20	0.20	87	87	indicated	
Subtotal	33275	5.8	16871	0.31	0.31	5210	5210		
TOTALS			33929	0.28	0.28	9652	9652		

D %	PB ER DS	GB D ND	DG D ND		
25.0%	1163	0.168	0.168	195	195
25.0%					
14.9%	511	0.209	0.209	107	107
14.9%					
25.0%	598	0.168	0.168	100	100
25.0%					
	616	0.35	0.35	216	216
22.0%	272	0.205	0.205	56	56
22.0%					
25.0%	1304	0.232	0.232	303	303
25.0%					
	791	0.3	0.3	237	237
25.0%	1467	0.192	0.192	282	282
25.0%					
22.0%	435	0.164	0.164	71	71
25.0%	1033	0.176	0.176	182	182
25.0%					
	1141	0.26	0.26	297	297
25.0%	978	0.216	0.216	211	211
25.0%					
Subtotal	10309	0.22	0.22	2257	2257
0.0%	223	0.25	0.25	56	56
0.0%	470	0.3	0.3	141	141
0.0%					
0.0%	223	0.23	0.23	51	51
0.0%	217	0.21	0.21	46	46
0.0%	391	0.23	0.23	90	90
0.0%					
0.0%	217	0.371	0.371	80	80
0.0%					
0.0%	243	0.22	0.22	54	54
0.0%	1593	0.46	0.46	733	733
0.0%					
0.0%	292	0.29	0.29	85	85
0.0%					
0.0%	282	0.21	0.21	59	59
0.0%	235	0.21	0.21	49	49
0.0%					
0.0%	1893	0.32	0.32	606	606
0.0%					
0.0%	364	0.32	0.32	117	117
0.0%					
0.0%					
0.0%	386	0.36	0.36	139	139
0.0%					
0.0%	346	0.25	0.25	86	86
0.0%					
0.0%	304	0.23	0.23	70	70
0.0%					
0.0%	435	0.24	0.24	104	104
0.0%					
0.0%					
0.0%					
Subtotal	8114	0.32	0.32	2565	2565
TOTALS	18423	0.26	0.26	4822	4822

PER DS (D ND D ND)	GB	DG		
1163	0.168	0.168	195	195
511	0.209	0.209	107	107
598	0.168	0.168	100	100
616	0.35	0.35	216	216
272	0.205	0.205	56	56
1304	0.232	0.232	303	303
791	0.3	0.3	237	237
1467	0.192	0.192	282	282
1033	0.176	0.176	182	182
1141	0.26	0.26	297	297
978	0.216	0.216	211	211
9874	0.22	0.22	2185	2185
470	0.3	0.3	141	141
391	0.23	0.23	90	90
217	0.371	0.371	80	80
1593	0.46	0.46	733	733
292	0.29	0.29	85	85
235	0.21	0.21	49	49
1893	0.32	0.32	606	606
364	0.32	0.32	117	117
435	0.19	0.19	83	83
386	0.36	0.36	139	139
346	0.25	0.25	86	86
304	0.23	0.23	70	70
435	0.24	0.24	104	104
761	0.23	0.23	175	175
435	0.2	0.2	87	87
8557	0.31	0.31	2644	2644
18431	0.26	0.26	4830	4830

Inco Gold Inc. (logo) — Bill Goldie

Resource / Reserve Calculation for: 19 Level

Geological Resource

Block/Section	Area	TRUE Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	D %	PB 8% BS	PB 8% GB D	PB 8% GB UD	PB 8% BB D	PB 8% BB UD	P[illegible]2 BS	P[illegible]2 GB D	P[illegible]2 GB UD	P[illegible]2 BB D	P[illegible]2 BB UD
16 Type																				
1971	2675	4.00	930	0.21	0.21	195	195	measured		25.0%	1163	0.168	0.168	195	195					
1971	2675	4.00	930	0.21	0.21	195	195	indicated		25.0%						1163	0.168	0.168	195	195
1916	2850	4.00	991	0.23	0.23	228	228	measured		25.0%	1239	0.184	0.184	228	228					
1916	2850	4.00	991	0.23	0.23	228	228	indicated		25.0%						1239	0.184	0.184	228	228
1970#	1375	4.00	478	0.22	0.22	105	105	measured		25.0%	598	0.176	0.176	105	105					
1968W	625	4.10	223	0.25	0.25	56	56	measured		22.0%	272	0.205	0.205	56	56					
1968W	625	4.10	223	0.25	0.25	56	56	indicated		22.0%						272	0.205	0.205	56	56
1968W	2125	4.00	739	0.21	0.21	155	155	measured		25.0%	924	0.168	0.168	155	155					
1968W	2125	4.00	739	0.21	0.21	155	155	indicated		25.0%						924	0.168	0.168	155	155
1968W	850	4.00	296	0.20	0.20	59	59	indicated		25.0%						370	0.16	0.16	59	59
1968E	4000	4.80	1670	0.28	0.28	467	467	measured		4.2%	1739	0.269	0.269	467	467					
1968E	4000	4.80	1670	0.28	0.28	467	467	indicated		4.2%						1739	0.269	0.269	467	467
1968E	1875	4.00	652	0.22	0.22	143	143	measured		25.0%	815	0.176	0.176	143	143					
1968E	4000	4.00	1391	0.22	0.22	306	306	indicated		25.0%						1739	0.176	0.176	306	306
1960#	1000	5.00	435	0.25	0.25	109	109	measured		0.0%	435	0.25	0.25	109	109					
1960#	1000	5.00	435	0.25	0.25	109	109	indicated		0.0%						435	0.25	0.25	109	109
1960#	3375	4.00	1174	0.24	0.24	282	282	measured		25.0%	1467	0.192	0.192	282	282					
1960#	3375	4.00	1174	0.24	0.24	282	282	indicated		25.0%						1467	0.192	0.192	282	282
1914	1000	4.10	357	0.20	0.20	71	71	measured		22.0%	435	0.164	0.164	71	71					
1978#	800	4.00	278	0.30	0.30	83	83	measured		25.0%	348	0.24	0.24	83	83					
1978#	800	4.00	278	0.30	0.30	83	83	indicated		25.0%						348	0.24	0.24	83	83
1978#W	2375	4.00	826	0.22	0.22	182	182	measured		25.0%	1033	0.176	0.176	182	182					
1978#W	2375	4.00	826	0.22	0.22	182	182	indicated		25.0%						1033	0.176	0.176	182	182
1978#W	200	4.00	70	0.22	0.22	15	15	indicated		25.0%						87	0.176	0.176	15	15
1978#W	2625	5.00	1141	0.26	0.26	297	297	measured		0.0%	1141	0.26	0.26	297	297					
1978#W	2625	5.00	1141	0.26	0.26	297	297	indicated		0.0%						1141	0.26	0.26	297	297
1978#W	200	5.00	87	0.26	0.26	23	23	indicated		0.0%						87	0.26	0.26	23	23
1990	2250	4.00	783	0.27	0.27	211	211	measured		25.0%	978	0.216	0.216	211	211					
1990	2250	4.00	783	0.27	0.27	211	211	indicated		25.0%						978	0.216	0.216	211	211
Subtotal	58900	4.2	21711	0.24	0.24	5254	5254			Subtotal	12587	0.21	0.21	2585	2585	13022	0.20	0.20	2669	2669
38 Type																				
1850#	625	4.10	223	0.25	0.25	56	56	measured		0.0%	223	0.25	0.25	56	56					
1850#	625	4.10	223	0.25	0.25	56	56	indicated		0.0%						223	0.25	0.25	56	56
1966	1000	4.00	348	0.21	0.21	73	73	measured		0.0%	348	0.21	0.21	73	73					
1970	1000	5.40	470	0.30	0.30	141	141	measured		0.0%	470	0.3	0.3	141	141					
1970	1000	5.40	470	0.30	0.30	141	141	indicated		0.0%						470	0.3	0.3	141	141
1970#	625	4.10	223	0.23	0.23	51	51	indicated		0.0%						223	0.23	0.23	51	51
1950	2375	7.50	1549	0.28	0.28	434	434	measured		0.0%	1549	0.28	0.28	434	434					
1950	2375	7.50	1549	0.28	0.28	434	434	indicated		0.0%						1549	0.28	0.28	434	434
1952#	625	4.00	217	0.37	0.37	80	80	measured		0.0%	217	0.371	0.371	80	80					
1952#	625	4.00	217	0.37	0.37	80	80	indicated		0.0%						217	0.371	0.371	80	80
1952#	700	4.00	243	0.22	0.22	54	54	measured		0.0%	243	0.22	0.22	54	54					
1960#	875	4.00	304	0.23	0.23	70	70	measured		0.0%	304	0.23	0.23	70	70					
1960#	875	4.00	304	0.23	0.23	70	70	indicated		0.0%						304	0.23	0.23	70	70
1960#	1250	4.00	435	0.24	0.24	104	104	measured		0.0%	435	0.24	0.24	104	104					
1960#	1250	4.00	435	0.24	0.24	104	104	indicated		0.0%						435	0.24	0.24	104	104
1960#	1250	7.00	761	0.20	0.20	152	152	indicated		0.0%						761	0.2	0.2	152	152
1960#	1250	4.00	435	0.23	0.23	100	100	indicated		0.0%						435	0.23	0.23	100	100
Subtotal	18325	5.3	8405	0.26	0.26	2200	2200			Subtotal	3789	0.27	0.27	1012	1012	4617	0.26	0.26	1188	1188
TOTALS			30116	0.25	0.25	7454	7454			TOTALS	16376	0.22	0.22	3597	3597	17639	0.22	0.22	3857	3857

Bd Goldie

Resource / Reserve Calculation for: **20 Level**

Geological Resource

Block/Section	Area	TRUE Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
16 Type									
2016	2850	4.00	991	0.23	0.23	228	228	measured	
2016	2850	4.00	991	0.23	0.23	228	228	indicated	
2064W	2875	4.00	1000	0.23	0.23	230	230	measured	
2064W	2875	4.00	1000	0.23	0.23	230	230	indicated	
2070#	1375	4.00	478	0.22	0.22	105	105	measured	
2063	1500	4.55	593	0.20	0.20	119	119	measured	
2063	1500	4.55	593	0.20	0.20	119	119	indicated	
2058W	2125	4.00	739	0.21	0.21	155	155	measured	
2058W	2125	4.00	739	0.21	0.21	155	155	indicated	
2058W	850	4.00	298	0.30	0.30	89	89	indicated	
2068E	1875	4.00	652	0.22	0.22	143	143	measured	
2068E	4000	4.00	1391	0.22	0.22	306	306	indicated	
2060	1500	4.00	522	0.45	0.45	235	235	indicated	
2060#	2000	4.00	696	0.30	0.30	209	209	measured	
2060#	2000	4.00	696	0.30	0.30	209	209	indicated	
2060#	1000	5.00	435	0.25	0.25	109	109	measured	
2060#	1000	5.00	435	0.25	0.25	109	109	indicated	
2078E	625	4.00	217	0.29	0.29	63	63	measured	
2078E	625	4.00	217	0.29	0.29	63	63	indicated	
2078#	800	4.00	278	0.30	0.30	83	83	measured	
2078#	800	4.00	278	0.30	0.30	83	83	indicated	
Subtotal	37150	4.1	13239	0.25	0.25	3270	3270		
38 Type									
2003	1250	6.50	707	0.37	0.37	261	261	indicated	
2066	1000	4.00	348	0.21	0.21	73	73	measured	
2060A	1825	5.40	857	0.24	0.24	206	206	measured	
2060B	5350	6.00	2791	0.23	0.23	642	642	indicated	
Subtotal	8425	5.7	4703	0.25	0.25	1182	1182		
TOTALS			17942	0.25	0.25	4452	4452		

Block/Section	D %	PB BR BS	PB BR GB	PB BR DB			P[illegible] BS	P[illegible] GB	P[illegible] DB		
			D ND	D ND							
16 Type											
2016	25.0%	1239	0.184	0.184	228	228					
2016	25.0%						1239	0.184	0.184	228	228
2064W	25.0%	1250	0.184	0.184	230	230					
2064W	25.0%						1250	0.184	0.184	230	230
2070#	22.0%	583	0.18	0.18	105	105					
2063	9.9%	652	0.182	0.182	119	119					
2063	11.3%						660	0.18	0.18	119	119
2058W	25.0%	924	0.168	0.168	155	155					
2058W	25.0%						924	0.168	0.168	155	155
2058W	25.0%						370	0.24	0.24	89	89
2068E	25.0%	815	0.176	0.176	143	143					
2068E	25.0%	1739	0.176	0.176	306	306					
2060	25.0%						652	0.36	0.36	235	235
2060#	25.0%	870	0.24	0.24	209	209					
2060#	20.0%						835	0.25	0.25	209	209
2060#	0.0%	435	0.25	0.25	109	109					
2060#	0.0%						435	0.25	0.25	109	109
2078E	25.0%	272	0.232	0.232	63	63					
2078E	25.0%						272	0.232	0.232	63	63
2078#	25.0%	348	0.24	0.24	83	83					
2078#	24.4%						348	0.241	0.241	83	83
Subtotal		9127	0.19	0.19	1751	1751	6983	0.22	0.22	1519	1519
38 Type											
2003	0.0%						707	0.37	0.37	261	261
2066	0.0%	348	0.21	0.21	73	73					
2060A	0.0%	857	0.24	0.24	206	206					
2060B	0.0%						2791	0.23	0.23	642	642
Subtotal		1205	0.23	0.23	279	279	3498	0.26	0.26	903	903
TOTALS		10332	0.20	0.20	2029	2029	10481	0.23	0.23	2423	2423

Resource / Reserve Calculation for: **21 Level**

Geological Resource

Block/Section	Area	TRUE Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
16 Type									
2164W	2875	4.00	1000	0.23	0.23	230	230	measured	
2154	1125	4.00	391	0.22	0.22	86	86	measured	
2154	1125	4.00	391	0.22	0.22	86	86	indicated	
2163B	2875	6.50	1625	0.23	0.23	374	374	measured	
2163B	2875	6.50	1625	0.23	0.23	374	374	measured	
2163C	2125	4.00	739	0.24	0.24	177	177	indicated	
2168	1250	4.00	435	0.25	0.25	109	109	indicated	
2178E	625	4.00	217	0.29	0.29	63	63	measured	
2178E	625	4.00	217	0.29	0.29	63	63	indicated	
2163#	1850	4.00	643	0.26	0.26	167	167	measured	
2163#	1850	4.00	643	0.26	0.26	167	167	indicated	
2163#E	625	4.00	217	0.26	0.26	57	57	indicated	
2163#W	1000	4.00	348	0.23	0.23	80	80	measured	
2163#W	1000	4.00	348	0.23	0.23	80	80	indicated	
2163#W	625	4.00	217	0.23	0.23	50	50	indicated	
Subtotal	22450	4.8	9059	0.24	0.24	2163	2163		
38 Type									
2103	1250	6.60	717	0.37	0.37	265	265	indicated	
2160BPillar	2250	5.10	998	0.31	0.31	309	309	measured	
2160BPillar	2250	5.10	998	0.31	0.31	309	309	indicated	
2160BPillar	1000	5.50	478	0.35	0.35	167	167	measured	
2160BPillar	1000	5.50	478	0.35	0.35	167	167	indicated	
2160CPillar	2575	5.30	1187	0.22	0.22	261	261	measured	
2160CPillar	2575	5.30	1187	0.22	0.22	261	261	indicated	
2150CPillar	2575	5.30	1187	0.30	0.30	356	356	measured	
2150CPillar	2575	5.30	1187	0.30	0.30	356	356	indicated	
Subtotal	18050	5.4	8417	0.29	0.29	2453	2453		
TOTALS			17475	0.26	0.26	4616	4616		

D %	PB BR BS	PB BR GR (D)	PB BR GR (N/D)	PB BR GB (D)	PB BR GB (N/D)	P BR BS	P BR GR	P BR GR	P BR GB	P BR GB
25.0%	1250	0.184	0.184	230	230					
25.0%	489	0.176	0.176	86	86					
25.0%						489	0.176	0.176	86	86
0.0%	1625	0.23	0.23	374	374					
0.0%						1625	0.23	0.23	374	374
25.0%						924	0.192	0.192	177	177
25.0%						543	0.2	0.2	109	109
25.0%	272	0.232	0.232	63	63					
25.0%						272	0.232	0.232	63	63
25.0%	804	0.208	0.208	167	167					
25.0%						804	0.208	0.208	167	167
25.0%						272	0.208	0.208	57	57
25.0%	435	0.184	0.184	80	80					
25.0%						435	0.184	0.184	80	80
25.0%						272	0.184	0.184	50	50
Subtotal	4875	0.21	0.21	1000	1000	5636	0.21	0.21	1163	1163
0.0%						717	0.37	0.37	265	265
0.0%	998	0.31	0.31	309	309					
0.0%						998	0.31	0.31	309	309
0.0%	478	0.35	0.35	167	167					
0.0%						478	0.35	0.35	167	167
0.0%	1187	0.22	0.22	261	261					
0.0%						1187	0.22	0.22	261	261
0.0%	1187	0.3	0.3	356	356					
0.0%						1187	0.3	0.3	356	356
Subtotal	3850	0.28	0.28	1094	1094	4567	0.30	0.30	1359	1359
TOTALS	8725	0.24	0.24	2094	2094	10203	0.25	0.25	2522	2522

Resource / Reserve Calculation for: **22 Level**

Geological Resource

Block/Section	Area	TRUE Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	D %	PW BR BS	PW BR GR D/ND	PW BR GR D/ND	PW BR SG	PW BR SG	PWBR BS	PWBR GR	PWBR GR	PWBR SG	PWBR SG
16 Type																				
2254	1125	4.00	391	0.22	0.22	86	86	measured		25.0%	489	0.176	0.176	86	86					
2254	1125	4.00	391	0.22	0.22	86	86	indicated		25.0%						489	0.176	0.176	86	86
2264E	3625	4.00	1261	0.23	0.23	290	290	measured		25.0%	1576	0.184	0.184	290	290					
2264E	3625	4.00	1261	0.23	0.23	290	290	indicated		25.0%						1576	0.184	0.184	290	290
22648A	2250	4.00	783	0.31	0.31	243	243	measured		25.0%	978	0.248	0.248	243	243					
22648A	2250	4.00	783	0.31	0.31	243	243	indicated		25.0%						978	0.248	0.248	243	243
2263E	6225	4.00	2165	0.23	0.23	498	498	measured		25.0%	2707	0.184	0.184	498	498					
2263E	6225	4.00	2165	0.23	0.23	498	498	indicated		25.0%						2707	0.184	0.184	498	498
2263E	3250	4.20	1167	0.23	0.23	273	273	measured		19.0%	1413	0.193	0.193	273	273					
2263E	3250	4.20	1167	0.23	0.23	273	273	indicated		19.0%						1413	0.193	0.193	273	273
2263W	2500	5.24	1139	0.35	0.35	399	399	measured		0.0%	1139	0.35	0.35	399	399					
2268	1250	4.00	435	0.25	0.25	109	109	indicated		25.0%						543	0.2	0.2	109	109
2254E	750	4.70	307	0.25	0.25	77	77	measured		6.4%	326	0.235	0.235	77	77					
2254E	750	4.70	307	0.25	0.25	77	77	indicated		6.4%						326	0.235	0.235	77	77
2254	525	5.30	242	0.25	0.25	60	60	measured		0.0%	242	0.25	0.25	60	60					
2263	1850	4.00	643	0.26	0.26	167	167	measured		25.0%	804	0.208	0.208	167	167					
2263	1850	4.00	643	0.26	0.26	167	167	indicated		25.0%						804	0.208	0.208	167	167
2263	3250	4.50	1272	0.24	0.24	305	305	measured		11.1%	1413	0.216	0.216	305	305					
2263	3250	4.50	1272	0.24	0.24	305	305	indicated		11.1%						1413	0.216	0.216	305	305
2253FW	000	.00	48	.23	.23	80	80	measured		25.0%	435	0.184	0.184	80	80					
2253FW	000	.00	48	.23	.23	80	80	indicated		25.0%						435	0.184	0.184	80	80
2253FW	25	.00	17	.23	.23	50	50	indicated		25.0%						272	0.184	0.184	50	50
2290	660	5.00	287	0.32	0.32	92	92	measured		0.0%	287	0.32	0.32	92	92					
2290	2090	6.70	1218	0.44	0.44	536	536	indicated		0.0%						1218	0.44	0.44	536	536
2290	1250	4.00	435	0.18	0.18	78	78	measured		25.0%	543	0.144	0.144	78	78					
Subtotal	55550	4.3	20686	0.26	0.26	5361	5361			Subtotal	12352	0.21	0.21	2648	2648	12174	0.22	0.22	2713	2713
38 Type																				
2260/Pillar	1200	6.10	637	0.36	0.36	229	229	measured		0.0%	637	0.36	0.36	229	229					
2260/Pillar	1200	6.10	637	0.36	0.36	229	229	indicated		0.0%						637	0.36	0.36	229	229
2260	1000	4.00	348	0.22	0.22	77	77	indicated		0.0%						348	0.22	0.22	77	77
2254	525	5.30	242	0.25	0.25	60	60	measured		0.0%	242	0.25	0.25	60	60					
2274	2400	4.10	856	0.28	0.28	240	240	measured		0.0%	856	0.28	0.28	240	240					
2211	7575	29.00	19102	0.23	0.23	4394	4394	measured		0.0%	19102	0.23	0.23	4394	4394					
Subtotal	13900	18.1	21821	0.24	0.24	5228	5228			Subtotal	20637	0.24	0.24	4923	4923	985	0.31	0.31	306	306
TOTALS			42506	0.25	0.25	10590	10590			TOTALS	33189	0.23	0.23	7571	7571	13159	0.23	0.23	3019	3019

Resource / Reserve Calculation for: **23 Level**

Geological Resource

Block/Section	Area	TRUE Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
16 Type									
2354w	3625	4.00	1251	0.23	0.23	290	290	measured	
2354w	3625	4.00	1251	0.23	0.23	290	290	indicated	
2364[illegible]a	2250	4.00	783	0.31	0.31	243	243	measured	
2364[illegible]a	2250	4.00	783	0.31	0.31	243	243	indicated	
2363E	3250	4.20	1187	0.23	0.23	273	273	measured	
2363E	3250	4.20	1187	0.23	0.23	273	273	indicated	
2363W	2500	5.25	1141	0.36	0.36	411	411	measured	
2363W	2500	5.25	1141	0.36	0.36	411	411	indicated	
2363	5000	4.00	1739	0.28	0.28	487	487	measured	
2363	5000	4.00	1739	0.28	0.28	487	487	indicated	
2368	1400	4.90	597	0.34	0.34	203	203	measured	
2368	1400	4.90	597	0.34	0.34	203	203	indicated	
2368E	1750	4.30	654	0.35	0.35	229	229	measured	
2368E	1750	4.30	654	0.35	0.35	229	229	indicated	
2368W	625	4.70	255	0.29	0.29	74	74	measured	
2368W	625	4.70	255	0.29	0.29	74	74	indicated	
2384[illegible]	875	5.30	403	0.25	0.25	101	101	measured	
2384[illegible]	875	5.30	403	0.25	0.25	101	101	indicated	
2384[illegible]	1250	4.00	435	0.25	0.25	109	109	measured	
2384[illegible]	1250	4.00	435	0.25	0.25	109	109	indicated	
2316	350	4.30	131	0.29	0.29	38	38	measured	
2316	2240	5.00	974	0.26	0.26	253	253	indicated	
2316	1540	4.00	536	0.25	0.29	134	155	measured	
2316	1540	4.00	536	0.25	0.29	134	155	indicated	
2375	500	4.00	174	0.20	0.20	35	35	indicated	
2338	750	4.00	261	0.21	0.21	55	55	measured	
2338	750	4.00	261	0.21	0.21	55	55	indicated	
2375	720	4.00	250	0.33	0.33	83	83	measured	
Subtotal	53440	4.3	20033	0.28	0.28	5624	5667		
38 Type									
2384[illegible]	875	5.30	403	0.25	0.25	101	101	measured	
2384[illegible]	875	5.30	403	0.25	0.25	101	101	indicated	
2379	7875	24.00	16435	0.21	0.21	3451	3451	measured	
2374	2400	4.10	856	0.28	0.28	240	240	measured	
2374	2400	4.10	856	0.28	0.28	240	240	indicated	
2311	2500	9.50	2065	0.20	0.20	413	413	measured	
2311	2500	9.50	2065	0.20	0.20	413	413	indicated	
Subtotal	19425	13.7	23083	0.21	0.21	4958	4958		
TOTALS			43116	0.25	0.25	10582	10625		

D %	BS	G (D B/D)	G (D B/D)	BG	BG
25.0%	1576	0.184	0.184	290	290
25.0%					
25.0%	978	0.248	0.248	243	243
25.0%					
19.0%	1413	0.193	0.193	273	273
19.0%					
0.0%	1141	0.36	0.36	411	411
0.0%					
25.0%	2174	0.224	0.224	487	487
25.0%					
2.0%	609	0.333	0.333	203	203
2.0%					
16.3%	761	0.301	0.301	229	229
16.3%					
6.4%	272	0.272	0.272	74	74
6.4%					
0.0%	403	0.25	0.25	101	101
0.0%					
25.0%	543	0.2	0.2	109	109
25.0%					
16.3%	152	0.25	0.25	38	38
0.0%					
25.0%	670	0.2	0.232	134	155
25.0%					
25.0%					
25.0%	326	0.168	0.168	55	55
25.0%					
25.0%	313	0.264	0.264	83	83
Subtotal	11331	0.24	0.24	2728	2750
0.0%	403	0.25	0.25	101	101
0.0%					
0.0%	16435	0.21	0.21	3451	3451
0.0%	856	0.28	0.28	240	240
0.0%					
0.0%	2065	0.2	0.2	413	413
0.0%					
Subtotal	19759	0.21	0.21	4205	4205
TOTALS	31090	0.22	0.22	6933	6954

BS (D B/D D B/D)	G		BG	
1578	0.184	0.184	290	290
978	0.248	0.248	243	243
1413	0.193	0.193	273	273
1141	0.36	0.36	411	411
2174	0.224	0.224	487	487
609	0.333	0.333	203	203
761	0.301	0.301	229	229
272	0.272	0.272	74	74
403	0.25	0.25	101	101
543	0.2	0.2	109	109
974	0.26	0.26	253	253
670	0.2	0.232	134	155
217	0.16	0.16	35	35
326	0.168	0.168	55	55
12057	0.24	0.24	2896	2917
403	0.25	0.25	101	101
856	0.28	0.28	240	240
2065	0.2	0.2	413	413
3324	0.23	0.23	753	753
15381	0.24	0.24	3649	3670

Resource / Reserve Calculation for: 24 Level

Geological Resource

Block/Section	Area	TRUE Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key	%	PB BS	PB GB D	PB GB UD	PB SG D	PB SG UD	PBR BS	PBR GB D	PBR GB UD	PBR SG D	PBR SG UD
18 Type																				
2464	6750	5.80	3404	0.27	0.27	919	919	measured		0.0%	3404	0.27	0.27	919	919					
2464	6750	5.80	3404	0.27	0.27	919	919	indicated		0.0%						3404	0.27	0.27	919	919
2463	5000	4.00	1739	0.28	0.28	487	487	measured		25.0%	2174	0.224	0.224	487	487					
2463	5000	4.00	1739	0.28	0.28	487	487	indicated		25.0%						2174	0.224	0.224	487	487
2468E	1750	4.30	654	0.35	0.35	229	229	measured		16.3%	761	0.301	0.301	229	229					
2468E	1750	4.30	654	0.35	0.35	229	229	indicated		16.3%						761	0.301	0.301	229	229
2468W	1600	4.70	654	0.29	0.29	190	190	measured		6.4%	696	0.272	0.272	190	190					
2468W	1600	4.70	654	0.29	0.29	190	190	indicated		6.4%						696	0.272	0.272	190	190
2468W	625	4.70	255	0.29	0.29	74	74	measured		6.4%	272	0.272	0.272	74	74					
2468W	625	4.70	255	0.29	0.29	74	74	indicated		6.4%						272	0.272	0.272	74	74
2402	500	4.00	174	0.25	0.35	43	61	measured		25.0%	217	0.2	0.281	43	61					
2402	1250	4.00	435	0.29	0.29	126	126	indicated		25.0%						543	0.232	0.232	126	126
2403	625	4.00	217	0.25	0.25	54	54	indicated		25.0%						272	0.2	0.2	54	54
2481	2125	5.80	1072	0.26	0.26	279	279	measured		0.0%	1072	0.26	0.26	279	279					
2481	2125	5.80	1072	0.26	0.26	279	279	indicated		0.0%						1072	0.26	0.26	279	279
2484S	1250	4.00	435	0.25	0.25	109	109	measured		25.0%	543	0.2	0.2	109	109					
2484S	1250	4.00	435	0.25	0.25	109	109	indicated		25.0%						543	0.2	0.2	109	109
2418	1375	4.00	478	0.28	0.28	134	134	measured		25.0%	598	0.224	0.224	134	134					
2418	1375	4.00	478	0.28	0.28	134	134	indicated		25.0%						598	0.224	0.224	134	134
2475	500	4.00	174	0.20	0.20	35	35	measured		25.0%	217	0.16	0.16	35	35					
2349	750	4.00	261	0.21	0.21	55	55	measured		25.0%	326	0.168	0.168	55	55					
2349	750	4.00	261	0.21	0.21	55	55	indicated		25.0%						5496	0.01	0.01	55	55
2475W	1450	4.00	504	0.41	0.41	207	207	measured		25.0%	630	0.328	0.328	207	207					
2475W	1450	4.00	504	0.41	0.41	207	207	indicated		25.0%						630	0.328	0.328	207	207
2475E	1500	6.40	835	0.36	0.36	301	301	measured		0.0%	835	0.36	0.36	301	301					
Subtotal	49725	4.8	20749	0.29	0.29	5923	5940			Subtotal	11745	0.26	0.26	3060	3078	16481	0.17	0.17	2862	2862
38 Type																				
2487E	625	4.00	217	0.42	0.42	91	91	measured		0.0%	217	0.421	0.421	91	91					
2487E	625	4.00	217	0.42	0.42	91	91	indicated		0.0%						217	0.421	0.421	91	91
2488	300	4.00	104	0.24	0.24	25	25	indicated		0.0%						104	0.241	0.241	25	25
2405	2500	17.40	3783	0.22	0.22	832	832	measured		0.0%	3783	0.22	0.22	832	832					
2405	5000	17.40	7565	0.22	0.22	1664	1664	indicated		0.0%						7565	0.22	0.22	1664	1664
2405	5000	10.30	4478	0.19	0.19	851	851	indicated		0.0%						4478	0.19	0.19	851	851
2405E	250	5.00	109	0.15	0.15	16	16	measured		0.0%	109	0.15	0.15	16	16					
2405E	625	12.00	652	0.35	0.35	228	228	indicated		0.0%						652	0.35	0.35	228	228
2474	2125	7.20	1330	0.29	0.29	386	386	measured		0.0%	1330	0.29	0.29	386	386					
2474	2125	7.20	1330	0.29	0.29	386	386	indicated		0.0%						1330	0.29	0.29	386	386
Subtotal	19175	11.9	19787	0.23	0.23	4571	4571			Subtotal	5439	0.24	0.24	1326	1326	14346	0.23	0.23	3246	3246
TOTALS			40536	0.26	0.26	10494	10511			TOTALS	17184	0.26	0.26	4386	4403	30607	0.20	0.20	6106	6106

Resource / Reserve Calculation for: **26 Level**

Geological Resource

Block/Section	Area	TRUE Width	Tons	Grade (cut)	Grade (uncut)	Ounces (cut)	Ounces (uncut)	Class	Key
16 Type									
2663	5850	4.00	2035	0.28	0.28	570	570	measured	
2663	5850	4.00	2035	0.28	0.28	570	570	Indicated	
2663	4250	4.00	1478	0.20	0.20	296	296	measured	
2663	12750	4.00	4435	0.20	0.20	887	887	Indicated	
2663	2250	12.00	2348	0.20	0.20	470	470	measured	
2663	6750	12.00	7043	0.20	0.20	1409	1409	Indicated	
2602	1250	4.00	435	0.25	0.25	109	109	measured	
2602	625	4.00	217	0.29	0.29	63	63	Indicated	
2602	1250	4.00	435	0.29	0.29	126	126	measured	
2603	625	4.00	217	0.25	0.25	54	54	Indicated	
2643	800	4.00	278	0.42	0.42	117	117	measured	
2643	800	4.00	278	0.42	0.42	117	117	Indicated	
2646	2750	4.00	957	0.35	0.35	335	335	measured	
2646	2750	4.00	957	0.35	0.35	335	335	Indicated	
2689W	1250	5.90	641	0.51	0.51	327	327	measured	
2689W	1250	5.90	641	0.51	0.51	327	327	Indicated	
2680E	4375	4.00	1522	0.23	0.23	350	350	measured	
2680E	4375	4.00	1522	0.23	0.23	350	350	Indicated	
Subtotal	59800	5.3	27474	0.25	0.25	6810	6810		
38 Type									
2687E	625	4.00	217	0.42	0.42	91	91	measured	
2687E	625	4.00	217	0.42	0.42	91	91	Indicated	
2688	500	4.00	174	0.24	0.24	42	42	measured	
2688	500	4.00	174	0.24	0.24	42	42	Indicated	
2605W	625	6.40	348	0.19	0.19	66	66	measured	
2605W	625	5.40	293	0.30	0.30	88	88	measured	
825	3500	4.7	1424	0.30	0.30	420	420		
TOTALS	63300	5.3	28898	0.25	0.25	7230	7230		

ID %	PB B2 BS	GB ID	GB UID	GB ID	GB UID	BS	GB	GB		
25.0%	2543	0.224	0.224	570	570					
25.0%						2543	0.224	0.224	570	570
25.0%	1848	0.16	0.16	296	296					
25.0%						5543	0.16	0.16	887	887
0.0%	2348	0.2	0.2	470	470					
0.0%						7043	0.2	0.2	1409	1409
25.0%	543	0.2	0.2	109	109					
25.0%						272	0.232	0.232	63	63
25.0%	543	0.232	0.232	126	126					
25.0%						272	0.2	0.2	54	54
25.0%	348	0.336	0.336	117	117					
25.0%						348	0.336	0.336	117	117
25.0%	1196	0.28	0.28	335	335					
25.0%						1196	0.28	0.28	335	335
0.0%	641	0.51	0.51	327	327					
0.0%						641	0.51	0.51	327	327
25.0%	1902	0.184	0.184	350	350					
25.0%						1902	0.184	0.184	350	350
Subtotal	11912	0.23	0.23	2698	2698	19760	0.21	0.21	4112	4112
0.0%	217	0.421	0.421	91	91					
0.0%						217	0.421	0.421	91	91
0.0%	174	0.24	0.24	42	42					
0.0%						174	0.24	0.24	42	42
0.0%	348	0.19	0.19	66	66					
0.0%	293	0.3	0.3	88	88					
Subtotal	1032	0.28	0.28	287	287	391	0.34	0.34	133	133
TOTALS	12944	0.23	0.23	2986	2986	20151	0.21	0.21	4245	4245

APPENDIX 3

DETAILS OF SAN GOLD #1 MINE RESOURCE AND RESERVE ESTIMATES

SAN GOLD #1 MINE RESOURCE ESTIMATE

Table 9.2 from Section 9 of the Report presents the Howe resource summary.

Table 9.2
Howe Resource Summary 2006*
San Gold #1 Mine

Category	Tons	Grade (oz. Au/T)	Contained Ounces
Measured Resources Main Zone**	**69,000**	**0.15**	**10,280**
Indicated Resources Main Zone**	**214,200**	**0.24**	**52,150**
Total Measured and Indicated Resources	**283,200**	**0.22**	**62,330**
Drill Inferred Resources			
Main Zone	438,800	0.23	100,920
Hanging Wall Zone	138,400	0.22	30,450
Footwall Zone	117,300	0.19	22,290
Additional Inferred in undrilled areas	242,000	0.22	53,240
Total Inferred Resources	**936,500**	**0.22**	**206,900**

*** Note all numbers are rounded per NI 43-101 from details in Appendix 3**
**** Note the indicated resources include resources that have been converted to reserves.**

Howe's detailed mineral resource calculations for the San Gold #1 Zone were completed in 2005 (Howe 2005) based on a detailed review of the Company's polygonal resource estimates. Howe re-measured all of the polygonal areas for each of the longitudinal section polygons and, from tabulations of assays and assay intervals, recalculated weighted averages of the intersections that form the focal point of each polygon. Howe found a few minor, non-material variances from the San Gold polygonal estimates and identified five additional resource blocks (blocks P68 to P72).

The zone has a strike of approximately 075° (true), a dip of 70 to 90° to the north and plunges approximately 45° to the west.

Howe's rationale for establishing an indicated resource category is based on the consistency of the mineralized zone to a depth of 300 feet below surface. The drill hole numbers indicate the year the hole was drilled, and clearly with minor exceptions the continuity of the zone held up well. The areas of the resource polygons in this upper area range from 3,432 to 21,578 square feet, which is equivalent to an area of influence around the drill holes of 30 to 75 feet. On this basis, Howe is of the opinion that a maximum area of influence of 75 feet around drill holes is appropriate for the Indicated Resource Category on the San Gold Minerals Property for mineralization within the "Normandy Shear Zone".

Howe's detailed resource estimate is presented in the attached table. Howe's polygonal longitudinal section is attached.

In addition to a recalculation of the polygon derived resource estimate, Howe contoured the thickness of the San Norm zone in longitudinal section and contoured the grade x thickness product of for each of the polygons in longitudinal section are attached..

In early 2006 a ramp was initiated to allow for development drifts on the 200 foot, 250 foot, 300 foot and 400 foot levels below surface to sample on the structure where surface drilling had outlined indicated mineral resources (Howe May 2005). Shrinkage stope development was initiated in September 2006 and a long hole stope is currently being developed to extract a wider portion of the mineralized zone.

The two shrinkage stopes under development are basically being used as training stopes and there has been insufficient mining completed to do a reconciliation of resource estimates and production.

Development openings at 200, 300, and 400 feet levels have confirmed the continuous, tabular, vertical nature of the veins structure that was the geometric basis for establishing the long section resource estimates. Ore grade mineralization is visually recognizable because of the veining and associated alteration envelope.

Because the underground development has confirmed the continuity of the mineralization, Howe has estimated inferred mineral resources as indicated by the hatching in the po;ygonal longitudinal section attached.


A.C.A. HOWE INTERNATIONAL LIMITED
Mining and Geological Consultants

SAN GOLD # 1 MINE RESERVE ESTIMATES

Table 9.7 from Section 9 of the Report presents the Howe reserve summary. The proven reserves are based on recent underground development, which has allowed the design of 7 shrinkage stopes and one long hole stope.

Table 9.7
Howe Reserve Summary December 2006*
San Gold #1 Mine

Category	Tons	Grade (oz. Au/T)	Contained Ounces
Main Zone Reserves			
Proven Reserves	75,950	0.14	10,280
Probable Reserves	180,150	0.26	47,100
Total Probable and Probable Reserves	**256,100**	**0.22**	**57,380**

*** Note all numbers are rounded per NI 43-101 from details in Appendix 2**

The attached table provides a detailed break down of the reserve estimate.

SAN GOLD CORPORATION

San Gold #1 Zone

Longitudinal Section Looking North

2006 Additional Inferred Resources (Orange X-hatch) In under-explored areas.

Grid 100x100 feet

Longitudinal Section Looking North

A. C. A. Howe International Limited

Appendix 3


SAN GOLD CORPORATION
San Gold #1 Zone
Longitudinal Section Looking North

A. C. A. Howe International Limited

Horizontal Thickness Contours
1 foot contour interval commencing at 2 feet

Figure 5-2 Grid 100x100 feet
Longitudinal Section Looking North


SAN GOLD CORPORATION
San Gold #1 Zone
Longitudinal Section Looking North

Grade x Thickness Contours
0.5 oz.-feet contour interval commencing at 0.5 level

Figure 5-3
Longitudinal Section Looking North

Grid 100x100 feet

PTG Ore Block	DDH No.	PTG Area sq.ft.	Horiz T ft.	Avg Au oz/Ton	Volume cu.ft.	Tons 11.3 cuft/T	Grade x Tons	Grade x Horiz T
		SAN GOLD #1 RESOURCES ALL DRILL HOLES						
INDICATED RESOURCES		Maximum 75 foot area of influence around holes (22,500 sq.ft.)						
1	96-07	6,215	2.0	0.35	12430	1,100	385	0.700
2	92-05	4,499	4.5	0.29	20246	1,792	520	1.305
3	94-14	9,601	10.0	0.32	96010	8,496	2719	3.200
4	92-06	5,308	15.0	0.22	79620	7,046	1550	3.300
5	SG04-05	6,254	5.5	0.10	34397	3,044	304	0.550
6	SG04-04	11,210	10.0	0.17	112100	9,920	1686	1.700
7	96-03	4,843	18.0	0.33	87174	7,715	2546	5.940
8	96-01	9,097	6.0	0.49	54582	4,830	2367	2.940
9	98-04	11,108	6.5	0.14	72202	6,390	895	0.910
10	98-05	9,786	3.0	0.15	29358	2,598	390	0.450
11	SG04-11	9,865	4.5	0.12	44393	3,929	471	0.540
12	98-09	11,285	4.5	0.20	50783	4,494	899	0.900
14	98-11	14,190	6.5	0.12	92235	8,162	979	0.780
15	93-01	6,966	4.5	0.37	31347	2,774	1026	1.665
16	93-03	6,612	4.5	0.12	29754	2,633	316	0.540
17	98-06	7,650	3.0	0.40	22950	2,031	812	1.200
18	88-10	4,943	2.0	0.16	9886	875	140	0.320
19	98-03	8,096	9.0	0.23	72864	6,448	1483	2.070
20	89-02	3,432	9.0	0.36	30888	2,733	984	3.240
21	89-03/97-350	4,589	11.0	0.22	50479	4,467	983	2.420
22	94-16	6,372	4.5	0.13	28674	2,538	330	0.585
23	89-05	3,852	7.5	0.25	28890	2,557	639	1.875
24	89-06	10,678	4.5	0.13	48051	4,252	553	0.585
25	89-04	9,572	6.5	0.23	62218	5,506	1266	1.495
26	SG04-01	5,463	9.0	0.19	49167	4,351	827	1.710
28	89-01	3,851	6.5	0.21	25032	2,215	465	1.365
29	SG04-02	6,118	6.5	0.16	39767	3,519	563	1.040
30	SG04-03	9,489	17.0	0.31	161313	14,275	4425	5.270
31	88-13/92-01	15,515	12.0	0.36	186180	16,476	5931	4.320
33	89-07	20,136	4.5	0.17	90612	8,019	1363	0.765
34	SG04-07	20,878	7.5	0.16	156585	13,857	2217	1.200
35	98-17	16,696	7.5	0.25	125220	11,081	2770	1.875
39	SG04-30	16,717	6.5	0.13	108661	9,616	1250	0.845
41	94-20	13,385	8.5	0.23	113773	10,068	2316	1.955
42	94-23	14,626	4.5	0.18	65817	5,825	1049	0.810
43	94-10	14,815	2.0	0.33	29630	2,622	865	0.660
45	92-10	21,578	12.0	0.13	258936	22,915	2979	1.560
45	SG04-18	14,149	4.5	0.11	63671	5,635	620	0.495
46	SG04-16	13,769	2.0	0.33	27538	2,437	804	0.660
48	97-03	15,236	5.5	0.19	83798	7,416	1409	1.045
49	94-08	9,783	2.0	0.22	19566	1,732	381	0.440
50	97-04	8,257	6.5	0.14	53671	4,750	665	0.910
51	97-05	8,659	3.0	0.30	25977	2,299	690	0.900
52	SG04-19	12,913	13.0	0.12	167869	14,856	1783	1.560
53	SN03-14	20,833	3.0	0.65	62499	5,531	3595	1.950
P-68	86-05	19,967	2.0	0.10	39934	3,534	353	0.200
P-69	93-02	5,584	6.0	0.18	33504	2,965	534	1.080
P-70	94-12	6,436	1.5	0.39	9654	854	333	0.585
TOTAL INDICATED RESOURCES				0.220		283,178	62,431	
TOTAL PROBABLE RESERVES								

SAN GOLD #1
PROBABLE RESERVE ESTIMATE

Dilution	Tons	Grade	Contained Gold	
60%	1760	0.22	385	
10%	1971.2	0.26	520	
0%	8496	0.32	2719	
0%	7046	0.22	1550	
0%	3044	0.10	304	internal cut-off
0%	9920	0.17	1686	
0%	7715	0.33	2546	
0%	4830	0.49	2367	
0%	6390	0.14	895	
			0	
			0	
10%	4943.4	0.18	900	
0%	8162	0.12	979	
10%	3051.4	0.34	1025	
10%	2896.3	0.11	316	internal cut-off
40%	2843.4	0.29	813	
			0	
0%	6448	0.23	1483	
0%	2733	0.36	984	
0%	4467	0.22	983	
10%	2791.8	0.12	329	internal cut-off
0%	2557	0.25	639	
10%	4677.2	0.12	552	internal cut-off
0%	5506	0.23	1266	
0%	4351	0.19	827	
0%	2215	0.21	465	
0%	3519	0.16	563	
0%	14275	0.31	4425	
0%	16476	0.36	5931	
10%	8820.9	0.16	1367	
0%	13857	0.16	2217	
0%	11081	0.25	2770	
			0	
0%	10068	0.23	2316	
10%	6407.5	0.16	1051	
60%	4195.2	0.21	864	
0%	22915	0.13	2979	internal cut-off
10%	6198.5	0.10	620	internal cut-off
60%	3899.2	0.21	803	
0%	7416	0.19	1409	
60%	2771.2	0.14	382	internal cut-off
			0	
40%	3218.6	0.21	689	
			0	
40%	7743.4	0.46	3593	
			0	
0%	2965	0.18	534	
70%	1451.8	0.23	332	
	256093	0.22	57378	


A.C.A. HOWE INTERNATIONAL LIMITED
Mining and Geological Consultants

APPENDIX 4

DETAILS OF CARTWRIGHT ZONE RESOURCE AND RESERVE ESTIMATES

CARTWRIGHT ZONE RESOURCE ESTIMATE

The Company has not made any preliminary resource estimates for the Cartwright Zone and retained Howe to complete that task as part of this Report.

Howe was provided with digital copies of all raw drill hole data (survey, lithology, and assays) and from that data, Howe created drill sections and longitudinal sections, which were then interpreted by hand. Polygons were drawn around drill hole pierce points projected to a vertical, east-west longitudinal section, parallel to the Rice Lake Mine grid. The long section is viewed looking north.

The geometry of the vein systems in the SAM Unit are described in Section 6.3 along with their apparent geometry when viewed in a vertical longitudinal section.

Areas were measured using AutoCad and volumes (cubic feet) were determined by the area of the vertical long section polygon times the horizontal width of the drill hole intersection (projected horizontally at right angles to the section.

These are industry standard methods and when applied by geologists who are knowledgeable about the details of the ore body provide an accurate assessment of the resource potential of the deposit.

The following areas of influence have been determined to be appropriate from historic operations in the Rice Lake Mine.

Measured Resource Vertical extensions up to 50 feet above and below development and/or stoping. No strike extensions to open ground are included.

Indicated Resource Maximum vertical extensions of 50 feet beyond measured blocks. Up to 50 feet along strike and 75 feet vertical projection from drill hole information (equivalent to 15,000 sq. ft.).

At this early stage in the exploration of the Cartwright Zone, Howe has only used the Indicated and Inferred Resource categories. The average area of influence around pierce points in the Howe resource estimate is 45 feet with the largest polygonal area in the Howe resource estimates having an area of influence of 90 feet around the pierce point. These areas of influence are well within the defined limits for the Rice Lake Mine. Less than 10% of the resource in the area drilled falls within the Inferred Resource category.

The Cartwright surface drill plan and longitudinal section are attached. A longitudinal sectiion of the Rice Lake Mine showing the position of the currently drilled portions of the Cartwright Zone relative to the Rice Lake Mine is shown on the attached combined longitudinal sections.

During the summer of 2006, one hundred and five drill holes tested the Cartwright Zone along a strike length of 2000 feet and to a maximum depth of 1300 feet below surface. Drilling is still in progress and will continue through the winter. With reference to the longitudinal section there is a lack of shallow drilling along most of the westerly part of the zone. This is due to the presence of a large, flooded, swampy area at the west end of Rice Lake where drills can only be set up during the winter months.

Howe is of the opinion that it is reasonable to project additional inferred resources within the area drilled based on the total tonnage of the vein zone structures included in the indicated resource category. It is an accepted principal in evaluation of gold deposits by drilling that you drill for structure but drift for grade. The inherent problem of sampling lode gold deposits with drill core is that only a few small flecks of gold in one ton (11.5 cubic feet of rock in the case of the Rice Lake Mine) is ore and there is a low probability that every drill hole through the structure will return economic grades. The drilling will however confirm the geometry and continuity of the vein structure.

Howe has calculated that, based on the total width of the vein structures that contain significant gold assays, there are approximately 400,000 tonnes of vein material related to the gold-bearing intersections that make up the indicated resources. Therefore Howe infers that there are an additional 350,000 tonnes of inferred resources within the area drilled.

In addition, Howe is of the opinion that it is appropriate to project inferred resources up and down dip from the 2000 foot strike length that has currently been drilled over a vertical distance averaging 500 feet from 400 to 900 feet below surface. One drill hole CW-06-22 intercepted the structure at approximately 1300 feet vertically below surface and produced an intercept grading 0.23 ounces per ton gold over a core width of 9 feet (approximately 8 feet true width). Based on projecting an inferred resource up and down dip 500 feet, from the 2000 foot strike length that has currently

been drilled Howe infers that there area an additional 800,000 tons of inferred resources at grades similar to the indicated resources.

Finally, there is a 1000 foot strike length between the Rice Lake Mine and the east end of the 2000 foot strike length that was drilled (no drilling can be done in this area because of infrastructure (homes and municipal buildings)) and Howe is of the opinion that it is appropriate to infer an additional 600,000 tons of inferred resources at grades similar to the indicated resources.

The drawings presented in Appendix 4 clearly illustrate this inferred potential.

Table 9.3 from Section 9 of the Report presents the Howe resource summary.

Table 9.3
Howe Resource Summary 2006*
Cartwright Zone

Category	Tons	Grade (oz. Au/T)	Contained Ounces
Indicated Resources**	136,200	0.22	29,830
Inferred Resources within area drilled			
Drill inferred	11,200	0.35	3,940
Additional inferred	350,000	0.22	77,000
Inferred Resources up and down dip and along strike towards Rice Lake Mine			
	1,400,000	0.22	308,000
Inferred Resources outside area drilled	**1,761,200**	**0.22**	**388,940**

*** Note all numbers are rounded per NI 43-101 from details in Appendix 2**

**** Note the indicated resources include resources that have been converted to reserves.**

CARTWRIGHT RESERVE ESTIMATES

9.8.1 Howe Reserve Statement Cartwright Zone

The following Table summarizes the reserve estimates for the Cartwright Zone. The reserve estimates are based on the economic criteria contained in Section 9.1.2.

Table 9.8
Howe Reserve Summary December 2006*
Cartwright Zone

Category	Tons	Grade (oz. Au/T)	Contained Ounces
Cartwright			
Probable Reserves	64,100	0.27	17,100
Total Probable Reserves	**64,100**	**0.22**	**17,100**

*** Note all numbers are rounded per NI 43-101 from details in Appendix 2**

See table on page ** for details of reserve estimate

CARTWRIGHT ZONE
DRILL HOLE PLAN
MINE GRID (FEET)

8500 N
8000 N
7500 N
7000 N
6500 N
2000 E
2500 E
3000 E
3500 E
4000 E
4500 E
5000 E
N


2500 ftE
2600 ftE
2700 ftE
2800 ftE
2900 ftE
3000 ftE
3100 ftE
3200 ftE
3300 ftE
3400 ftE
3500 ftE
3600 ftE
3700 ftE
3800 ftE
3900 ftE
4000 ftE
4100 ftE
4200 ftE
4300 ftE
4400 ftE
4500 ftE
4600 ftE
4700 ftE
4800 ftE
10000 ftN
9900 ftN
9800 ftN
9700 ftN
9600 ftN
9500 ftN
9400 ftN
9300 ftN
9200 ftN
9100 ftN
9000 ftN
8900 ftN
8800 ftN
8700 ftN
8600 ftN
8500 ftN
8400 ftN
8300 ftN
POLYGON DATA LEGEND
Polygon Area (square feet) measured in vertical plane
Hole Number
Weight Average Gold ounces/ton
Core width
DDH Pierce Point Northing (mine grid)
CARTWRIGHT ZONE
VERTICAL LONGITUDINAL SECTION
Viewed Looking North
Prepared from
San Gold Corporation Gemcom Database
SCALE - MINE GRID (FEET)
A. C. A. HOWE INTERNATIONAL LIMITED
December 2006


CARTWRIGHT POLYGONAL RESOURCE ESTIMATE
CARTWRIGHT INFERRED RESOURCE
A - SHAFT COLLAR
10,000' ELEVATION DATUM
SURFACE
'B' SHAFT
'C' SHAFT
'A' SHAFT
'D' SHAFT
5,000' ELEV.
C - SHAFT AREA
C - SHAFT MEASURED PLUS INDICATED RESOURCE 297,100 TONS GRADING 0.25 OUNCES GOLD PER TON
INCLUDING, C - SHAFT RESERVE, 331,300 TONS GRADING 0.23 OUNCES GOLD PER TON
D-SHAFT AREA
D - SHAFT MEASURED PLUS INDICATED RESOURCES 667,000 TONS GRADING 0.30 OUNCES GOLD PER TON AND 1,881,800 TONS OF INFERRED RESOURCES GRADING 0.30 OUNCES GOLD PER TON
INCLUDING, D - SHAFT RESERVE, 655,400 TONS GRADING 0.28 OUNCES GOLD PER TON
HARMONY GOLD (CANADA) INC.
BISSETT GOLD MINE
GENERAL LONGITUDINAL SECTION LOOKING NORTH

APPENDIX 2
RICE LAKE MINE
VERTICAL LONG SECTION LOOKING NORTH

CARTWRIGHT ZONE
RESOURCE AND RESERVE ESTIMATE, AT DECEMBER 1, 2006

DRILL HOLE AND POLYGON DATA									INDICATED RESOURCES			INFERRED RESOURCES		
				Horizontal width feet							Contained			Contained
Drill Hole	from feet	to feet	core width	perp. to Sec	Area(sq.ft.)	Volume(cu.ft.)	Tons	oz/t	TONS	oz/T	Ounces	TONS	oz/T	Ounces
CW-06-01	519.6	530.4	10.8	5.7	9,679	55,041	4,786	0.62	4,786	0.620	2967.3	0	0.620	0.0
CW-06-70	765.3	770.1	4.8	3.5	23,792	83,204	7,235	0.86	4,561	0.860	3922.8	2,674	0.860	2299.6
CW-06-26	648.0	658.0	10.0	5.1	3,849	19,811	1,723	0.4	1,723	0.400	689.2	0	0.400	0.0
CW-06-67	251.5	258.6	7.1	0.0	2,493	90	8	0.48	8	0.480	3.8	0	0.480	0.0
CW-06-77	151.7	160.1	8.4	2.5	607	1,507	131	0.385	131	0.385	50.4	0	0.385	0.0
CW-06-36	712.4	726.5	14.1	6.2	4,453	27,719	2,410	0.21	2,410	0.210	506.1	0	0.210	0.0
CW-06-102	276.8	279.6	2.8	1.7	866	1,486	129	0.987	129	0.987	127.3	0	0.987	0.0
CW-06-23	667.0	685.7	18.7	10.3	4,865	50,196	4,365	0.14	4,365	0.140	611.1	0	0.140	0.0
CW-06-69	241.7	250.0	8.3	5.1	12,125	62,436	5,429	0.3	5,429	0.300	1628.7	0	0.300	0.0
CW-06-21	636.8	646.1	9.3	5.1	2,860	14,560	1,266	0.26	1,266	0.260	329.2	0	0.260	0.0
CW-06-19	655.3	661.8	6.5	3.3	7,436	24,643	2,143	0.34	2,143	0.340	728.6	0	0.340	0.0
CW-06-22	1202.0	1211.0	9.0	2.2	22,500	48,760	4,240	0.23	2,827	0.230	650.1	1,413	0.230	325.0
CW-06-29	630.8	637.7	6.9	3.7	6,628	24,654	2,144	0.29	2,144	0.290	621.8	0	0.290	0.0
CW-06-77	181.2	190.5	9.3	2.7	4,700	12,917	1,123	0.214	1,123	0.214	240.3	0	0.214	0.0
CW-06-02	543.9	545.3	1.4	0.6	4,951	2,760	240	1.25	240	1.250	300.0	0	1.250	0.0
CW-06-51	848.0	866.6	18.6	12.0	6,363	76,228	6,629	0.09	6,629	0.090	596.6	0	0.090	0.0
CW-06-35	695.9	706.4	10.5	4.4	2,865	12,551	1,091	0.15	1,091	0.150	163.7	0	0.150	0.0
CW-06-08	597.9	603.5	5.6	3.8	5,284	20,002	1,739	0.27	1,739	0.270	469.5	0	0.270	0.0
CW-06-56	712.5	717.9	5.4	0.3	6,821	1,887	164	0.28	164	0.280	45.9	0	0.280	0.0
CW-06-19	442.0	442.8	0.8	0.4	14,260	5,363	466	1.83	466	1.830	852.8	0	1.830	0.0
CW-06-17	798.0	806.5	8.5	2.7	17,613	47,751	4,152	0.16	3,536	0.160	565.8	616	0.160	98.6
CW-06-13	448.1	460.4	12.3	3.9	4,827	18,958	1,649	0.1	1,649	0.100	164.9	0	0.100	0.0
CW-06-41	684.0	690.1	6.1	4.2	9,423	39,148	3,404	0.2	3,404	0.200	680.8	0	0.200	0.0
CW-06-57	899.0	901.3	2.3	1.5	8,722	13,159	1,144	0.51	1,144	0.510	583.4	0	0.510	0.0
CW-06-28	649.1	652.4	3.3	1.8	1,799	3,205	279	0.35	279	0.350	97.7	0	0.350	0.0
CW-06-100	358.7	366.5	7.8	2.5	1,758	4,462	388	0.147	388	0.147	57.0	0	0.147	0.0
CW-06-47	912.4	916.3	3.9	1.9	7,043	13,644	1,186	0.27	1,186	0.270	320.2	0	0.270	0.0
CW-06-16	452.0	453.2	1.2	0.8	10,165	8,162	710	0.87	710	0.870	617.7	0	0.870	0.0
CW-06-12	415.7	422.1	6.4	3.1	8,591	26,617	2,315	0.16	2,315	0.160	370.4	0	0.160	0.0
CW-06-03	369.0	371.4	2.4	1.2	4,327	5,237	455	0.42	455	0.420	191.1	0	0.420	0.0
CW-06-37	514.9	517.4	2.5	1.3	7,046	8,981	781	0.39	781	0.390	304.6	0	0.390	0.0
CW-06-83	854.5	859.9	5.4	2.9	20,838	61,136	5,316	0.178	3,827	0.178	681.2	1,489	0.178	265.0
CW-06-84	926.6	930.9	4.3	3.3	5,096	16,661	1,449	0.217	1,449	0.217	314.4	0	0.217	0.0
CW-06-14	652.3	654.4	2.1	1.3	4,112	5,234	455	0.42	455	0.420	191.1	0	0.420	0.0
CW-06-66	251.5	257.8	6.3	0.1	6,672	982	85	0.14	85	0.140	11.9	0	0.140	0.0
CW-06-27	599.0	604.5	5.5	3.0	2,649	7,830	681	0.16	681	0.160	109.0	0	0.160	0.0
CW-06-76	180.1	182.3	2.2	1.2	2,006	2,347	204	0.391	204	0.391	79.8	0	0.391	0.0
CW-06-64	927.2	929.5	2.3	1.4	7,997	11,317	984	0.36	984	0.360	354.2	0	0.360	0.0
CW-06-06	586.7	594.0	7.3	4.1	9,400	38,939	3,386	0.11	3,386	0.110	372.5	0	0.110	0.0
CW-06-38	626.1	631.1	5.0	2.8	7,444	20,852	1,813	0.16	1,813	0.160	290.1	0	0.160	0.0
CW-06-68	383.4	387.5	4.1	2.0	4,263	8,345	726	0.19	726	0.190	137.9	0	0.190	0.0
CW-06-05	562.8	567.0	4.2	2.3	12,046	27,847	2,421	0.18	2,421	0.180	435.8	0	0.180	0.0
CW-06-58	772.8	774.3	1.5	0.8	8,115	6,468	562	0.49	562	0.490	275.4	0	0.490	0.0
CW-06-105	332.0	339.8	7.8	2.9	8,005	23,068	2,006	0.09	2,006	0.090	180.5	0	0.090	0.0
CW-06-07	592.6	598.0	5.4	2.9	4,598	13,160	1,144	0.13	1,144	0.130	148.7	0	0.130	0.0

CARTWRIGHT ZONE
RESOURCE AND RESERVE ESTIMATE, AT DECEMBER 1, 2006

DRILL HOLE AND POLYGON DATA									INDICATED RESOURCES			INFERRED RESOURCES		
Drill Hole	from feet	to feet	core width	Horizontal width feet perp. to Sec	Area(sq.ft.)	Volume(cu.ft.)	Tons	oz/t	TONS	oz/T	Contained Ounces	TONS	oz/T	Contained Ounces
CW-06-19	193.0	193.2	0.2	0.1	0	0	0	3.51	0	3.510	0.0	0	3.510	0.0
CW-06-72	788.2	791.7	3.5	2.2	16,319	35,164	3,058	0.18	2,811	0.180	505.9	247	0.180	44.5
CW-06-20	702.1	707.8	5.7	2.4	2,580	6,128	533	0.11	533	0.110	58.6	0	0.110	0.0
CW-06-101	347.3	348.8	1.5	0.8	1,525	1,211	105	0.401	105	0.401	42.1	0	0.401	0.0
CW-06-44	693.6	699.6	6.0	2.9	8,227	24,142	2,099	0.1	2,099	0.100	209.9	0	0.100	0.0
CW-06-54	723.7	728.2	4.5	2.2	7,961	17,426	1,515	0.13	1,515	0.130	197.0	0	0.130	0.0
CW-06-03	479.7	481.4	1.7	0.9	8,693	7,524	654	0.34	654	0.340	222.4	0	0.340	0.0
CW-06-51	833.8	838.4	4.6	3.0	2,913	8,630	750	0.12	750	0.120	90.0	0	0.120	0.0
CW-06-04	523.5	528.5	5.0	2.1	6,172	13,060	1,136	0.11	1,136	0.110	125.0	0	0.110	0.0
CW-06-102	270.1	271.4	1.3	0.8	3,470	2,765	240	0.419	240	0.419	100.6	0	0.419	0.0
CW-06-71	240.0	242.0	2.0	0.8	3,595	2,961	257	0.27	257	0.270	69.4	0	0.270	0.0
CW-06-11	381.1	388.8	7.7	4.6	3,396	15,548	1,352	0.07	1,352	0.070	94.6	0	0.070	0.0
CW-06-32	710.1	714.2	4.1	1.9	6,661	12,951	1,126	0.13	1,126	0.130	146.4	0	0.130	0.0
CW-06-19	582.5	584.5	2.0	1.0	8,264	8,427	733	0.26	733	0.260	190.6	0	0.260	0.0
CW-06-75	45.0	47.7	2.7	1.2	17,422	21,139	1,838	0.191	1,583	0.191	302.3	256	0.191	48.9
CW-06-20	684.5	689.5	5.0	2.1	3,535	7,457	648	0.1	648	0.100	64.8	0	0.100	0.0
CW-06-62	1174.3	1176.3	2.0	0.2	0	0	0	0.23	0	0.230	0.0	0	0.230	0.0
CW-06-73	631.0	633.0	2.0	0.5	0	0	0	0.23	0	0.230	0.0	0	0.230	0.0
CW-06-63	885.3	886.5	1.2	0.8	30,646	25,968	2,258	0.38	1,105	0.380	420.0	1,153	0.380	438.1
CW-06-11	395.0	396.4	1.4	0.8	4,068	3,386	294	0.31	294	0.310	91.1	0	0.310	0.0
CW-06-88	680.0	681.2	1.2	0.7	12,009	8,386	729	0.35	729	0.350	255.2	0	0.350	0.0
CW-06-69	133.4	135.8	2.4	1.5	26,462	39,401	3,426	0.17	1,942	0.170	330.1	1,484	0.170	252.3
CW-06-35	682.5	684.6	2.1	0.9	2,627	2,395	208	0.19	208	0.190	39.5	0	0.190	0.0
CW-06-08	683.9	688.8	4.9	3.4	3,616	12,373	1,076	0.08	1,076	0.080	86.1	0	0.080	0.0
CW-06-99	861.8	862.8	1.0	0.4	5,429	1,901	165	0.37	165	0.370	61.1	0	0.370	0.0
CW-06-104	325.1	326.7	1.6	0.8	15,533	12,251	1,065	0.227	1,029	0.227	233.5	37	0.227	8.4
CW-06-68	253.0	256.0	3.0	1.4	2,135	2,941	256	0.12	256	0.120	30.7	0	0.120	0.0
CW-06-87	874.6	878.6	4.0	1.7	6,011	10,411	905	0.09	905	0.090	81.5	0	0.090	0.0
CW-06-07	672.0	672.6	0.6	0.3	9,672	3,088	269	0.56	269	0.560	150.6	0	0.560	0.0
CW-06-81	766.6	767.2	0.6	0.4	18,784	7,939	690	0.56	551	0.560	308.6	139	0.560	77.8
CW-06-30	639.2	647.6	8.4	4.7	2,857	13,487	1,173	0.04	1,173	0.040	46.9	0	0.040	0.0
CW-06-43	724.4	729.9	5.5	2.8	15,462	43,773	3,806	0.06	3,692	0.060	221.5	114	0.060	6.8
CW-06-53	926.6	928.5	1.9	1.3	5,970	7,845	682	0.16	682	0.160	109.1	0	0.160	0.0
CW-06-79	203.0	210.0	7.0	2.6	13,162	34,677	3,015	0.043	3,015	0.043	129.6	0	0.043	0.0
CW-06-40	709.8	712.5	2.7	1.2	6,488	7,910	688	0.11	688	0.110	75.7	0	0.110	0.0
CW-06-62	1163.0	1165.0	2.0	0.2	0	0	0	0.14	0	0.140	0.0	0	0.140	0.0
CW-06-33	659.9	662.4	2.5	1.2	4,160	4,877	424	0.11	424	0.110	46.6	0	0.110	0.0
CW-06-97	850.7	852.9	2.2	1.0	5,366	5,202	452	0.125	452	0.125	56.5	0	0.125	0.0
CW-06-101	299.4	301.7	2.3	1.1	2,274	2,612	227	0.116	227	0.116	26.3	0	0.116	0.0
CW-06-56	742.8	745.0	2.2	0.1	4,826	544	47	0.12	47	0.120	5.6	0	0.120	0.0
CW-06-64	892.3	895.8	3.5	2.2	10,888	23,891	2,077	0.07	2,077	0.070	145.4	0	0.070	0.0
CW-06-48	729.0	731.4	2.4	1.0	3,246	3,160	275	0.1	275	0.100	27.5	0	0.100	0.0
CW-06-28	717.6	719.6	2.0	1.1	7,264	7,843	682	0.11	682	0.110	75.0	0	0.110	0.0
CW-06-59	967.1	971.2	4.1	2.5	0	0	0	0.05	0	0.050	0.0	0	0.050	0.0
CW-06-80	864.1	865.3	1.2	0.7	12,795	9,207	801	0.169	801	0.169	135.4	0	0.169	0.0

CARTWRIGHT ZONE
RESOURCE AND RESERVE ESTIMATE, AT DECEMBER 1, 2006

DRILL HOLE AND POLYGON DATA									INDICATED RESOURCES			INFERRED RESOURCES		
Drill Hole	from feet	to feet	core width	Horizontal width feet perp. to Sec	Area(sq.ft.)	Volume(cu.ft.)	Tons	oz/t	TONS	oz/T	Contained Ounces	TONS	oz/T	Contained Ounces
CW-06-15	424.2	426.2	2.0	1.3	0	0	0	0.1	0	0.100	0.0	0	0.100	0.0
CW-06-46	767.4	770.6	3.2	1.5	6,894	10,124	880	0.06	880	0.060	52.8	0	0.060	0.0
CW-06-95	823.1	824.3	1.2	0.6	7,554	4,179	363	0.16	363	0.160	58.1	0	0.160	0.0
CW-06-39	628.8	630.5	1.7	0.7	3,623	2,640	230	0.11	230	0.110	25.3	0	0.110	0.0
CW-06-76	130.0	131.6	1.6	0.8	10,018	8,078	702	0.114	702	0.114	80.0	0	0.114	0.0
CW-06-96	995.7	997.7	2.0	1.3	0	0	0	0.09	0	0.090	0.0	0	0.090	0.0
CW-06-93	923.6	924.5	0.9	0.6	11,275	6,608	575	0.178	575	0.178	102.4	0	0.178	0.0
CW-06-42	696.0	698.0	2.0	1.2	5,243	6,056	527	0.08	527	0.080	42.2	0	0.080	0.0
CW-06-31	688.5	689.8	1.3	0.6	5,929	3,636	316	0.12	316	0.120	37.9	0	0.120	0.0
CW-06-94	961.0	962.7	1.7	0.7	0	0	0	0.09	0	0.090	0.0	0	0.090	0.0
CW-06-39	677.8	679.0	1.2	0.5	3,011	1,655	144	0.12	144	0.120	17.3	0	0.120	0.0
CW-06-53	881.3	882.4	1.1	0.7	10,235	7,197	626	0.13	626	0.130	81.4	0	0.130	0.0
CW-06-65	216.0	217.3	1.3	0.0	2,203	67	6	0.11	6	0.110	0.7	0	0.110	0.0
CW-06-34	620.9	625.2	4.3	2.3	4,076	9,515	827	0.03	827	0.030	24.8	0	0.030	0.0
CW-06-82	948.5	949.9	1.4	0.6	10,285	6,180	537	0.09	537	0.090	48.3	0	0.090	0.0
CW-06-59	912.0	913.0	1.0	0.6	17,288	10,398	904	0.12	784	0.120	94.1	120	0.120	14.4
CW-06-09	675.3	677.3	2.0	0.8	1,764	1,451	126	0.06	126	0.060	7.6	0	0.060	0.0
CW-06-86	975.9	978.6	2.7	1.7	9,866	17,099	1,487	0.04	1,487	0.040	59.5	0	0.040	0.0
CW-06-18	616.2	617.4	1.2	0.4	5,277	1,853	161	0.09	161	0.090	14.5	0	0.090	0.0
MR-06-05	723.0	726.5	3.5	2.4	4,508	10,934	951	0.03	951	0.030	28.5	0	0.030	0.0
CW-06-24	765.2	767.3	2.1	0.8	10,048	8,115	706	0.05	706	0.050	35.3	0	0.050	0.0
CW-06-91	905.1	906.2	1.1	0.8	8,888	6,909	601	0.086	601	0.086	51.7	0	0.086	0.0
CW-06-10	724.7	725.6	0.9	0.5	5,762	2,894	252	0.1	252	0.100	25.2	0	0.100	0.0
MR-06-08	710.1	712.3	2.2	1.3	7,560	9,516	827	0.04	827	0.040	33.1	0	0.040	0.0
CW-06-98	925.4	925.9	0.5	0.3	6,853	1,911	166	0.17	166	0.170	28.2	0	0.170	0.0
CW-06-50	720.1	721.5	1.4	0.4	5,699	2,178	189	0.06	189	0.060	11.3	0	0.060	0.0
CW-06-45	1054.0	1054.6	0.6	0.3	24,447	8,536	742	0.14	455	0.140	63.7	287	0.140	40.2
CW-06-85	879.5	880.3	0.8	0.3	5,504	1,791	156	0.09	156	0.090	14.0	0	0.090	0.0
CW-06-25	760.5	761.1	0.6	0.3	0	0	0	0.11	0	0.110	0.0	0	0.110	0.0
MR-06-11	885.0	885.5	0.5	0.3	7,919	2,213	192	0.13	192	0.130	25.0	0	0.130	0.0
MR-06-12	788.5	790.0	1.5	0.9	8,929	7,607	661	0.04	661	0.040	26.4	0	0.040	0.0
CW-06-92	897.7	900.1	2.4	1.3	4,268	5,708	496	0.024	496	0.024	11.9	0	0.024	0.0
CW-06-78	271.6	273.1	1.5	0.8	17,550	13,972	1,215	0.029	1,039	0.029	30.1	177	0.029	5.1
CW-06-90	736.5	737.0	0.5	0.2358	15,462	3,646	317	0.06	308	0.060	18.5	10	0.060	0.6
MR-06-07	725.7	727.6	1.9	1.0	6,531	6,387	555	0.01	555	0.010	5.6	0	0.010	0.0
CW-06-89	973.2	975.0	1.8	0.7	0	0	0	0.01	0	0.010	0.0	0	0.010	0.0
CW-06-60	791.9	793.6	1.7	1.1	24,584	26,470	2,302	0.01	1,405	0.010	14.0	897	0.010	9.0
MR-06-06	795.9	797.2	1.3	1.0	7,701	7,473	650	0.01	650	0.010	6.5	0	0.010	0.0
CW-06-49	863.6	864.3	0.7	0.3	21,084	5,384	468	0.01	333	0.010	3.3	135	0.010	1.4
CW-06-103	333.5	336.5	3.0	1.1	7,373	8,154	709	0.002	709	0.002	1.4	0	0.002	0.0
									136,210	0.219	29,830	11,248	0.350	3,940

APPENDIX 5

DETAILS OF SAN GOLD #2-3 ZONE RESOURCE AND RESERVE ESTIMATES

9.5 SAN GOLD #2-#3 ZONE RESOURCE ESTIMATE

The Company has not made any preliminary resource estimates for the San Gold #2-3 Zone and retained Howe to complete that task as part of this Report.

Table 9.4 from Section 9 of the Report presents the Howe reserve summary.

Table 9.4
Howe Resource Summary 2006*
San Gold #2-#3 Zone

Category	Tons	Grade (oz. Au/T)	Contained Ounces
Indicated Resources	**173,100**	**0.20**	**35,320**
Total Inferred Resources	**195,600**	**0.26**	**50,210**

*** Note all numbers are rounded per NI 43-101 from details in Appendix 5**

The resource is open at depth and there are several areas in close proximity to the resource blocks where additional surface drilling could provide additional resource blocks.

The details of the resource estimate are presented in the attached table.

The polygonal long section is also attached.


27500E
surface
28000E
28500E
29000E
29500E
10000 mine grid
elevation (feet)
9500 el
9000 el
8500 el
ADDITIONAL SURFACE DRILLING WARRANTED
POLYGON DATA LEGEND
Polygon Area (square feet) measured in vertical plane
Hole Number
Weight Average Gold ounces/ton
Core width
DDH Pierce Point Northing (mine grid)

SAN GOLD #2 - 3 ZONE
VERTICAL LONGITUDINAL SECTION
Viewed Looking North

Prepared from
San Gold Corporation Gemcom Database

SCALE - MINE GRID (FEET)

A. C. A. HOWE INTERNATIONAL LIMITED
December 2006

SAN GOLD #2 - #3 ZONE
SUMMARY OF DRILL HOLE INFORMATION

SAN GOLD #2-#3 ZONE

										Hole attitude at pierce point		Horizontal perp to sec	Poly	Volume	11.3 cu.ft.	Grade
SECTION	HOLE	FROM	TO	WIDTH	OZ_T	OZ_T_WIDTH	X	Y	Z	Brg	Dip	Width	Area	cu.ft.	Tons	oz./T
28+75E	SG-05-05	424.6	426.6	2.0	0.18	0.36	27893	8626	9617	192	74	0.5	38498	20759	1837	0.18
28+75E	SG-05-06	165.7	167.0	1.3	0.10	0.14	27818	8669	9881	190	59	0.7	12930	8526	755	0.10
28+50E	SG-05-07	303.6	308.4	4.8	0.15	0.73	27799	8574	9740	190	69	1.7	21416	36279	3211	0.15
28+25E	SG-05-08	177.7	180.3	2.6	0.10	0.26	27720	8598	9878	192	54	1.5	17613	26329	2330	0.10
28+25E	SG-05-09	273.0	276.0	3.0	0.11	0.33	27718	8591	9773	190	66	1.2	11504	13824	1223	0.11
28+75E	SG-05-12	652.3	655.8	3.5	1.99	6.97	27910	8706	9377	196	72	1.0	26886	27952	2474	1.99
28+50E	SG-05-14	626.7	630.7	4.0	0.11	0.42	27825	8701	9411	193	71	1.3	19183	24341	2154	0.11
28+25E	SG-05-15	674.0	676.6	4.6	0.13	0.60	27734	8665	9379	193	73	1.3	18263	23933	2118	0.13
28+50E	SG-05-34	763.3	777.8	8.4	0.15	1.27	27812	8641	9327	182	62	3.9	37211	146654	12978	0.15
29+00E	SG-05-35	924.0	926.0	2.0	0.36	0.71	27982	8649	9161	185	68	0.7	67620	50469	4466	0.36
32+50E	SG-05-38	791.9	796.6	4.7	0.09	0.44	29136	8624	9296	187	66	1.9	54868	104107	9213	0.09
31+50E	SG-05-39	966.2	975.1	8.9	0.33	2.91	28812	8677	9121	195	62	4.0	30309	122325	10825	0.33
31+25E	SG-05-40	986.0	1006.0	20.0	0.07	1.30	28734	8711	9084	193	63	8.8	32296	285726	25285	0.07
31+00E	SG-05-41	852.0	874.5	22.5	0.04	0.99	28712	8583	9320	174	41	16.9	21207	358143	31694	0.04
33+25E	SG-05-44	918.0	925.1	7.1	0.13	0.93	29398	8737	9124	193	71	2.3	75685	170465	15085	0.13
31+25E	SG-05-46	1236.0	1245.0	5.9	0.25	1.48	28714	8640	8932	193	62	2.7	53693	144912	12824	0.25
30+75E	SG-05-47	1449.5	1469.0	19.5	0.52	10.16	28557	8691	8723	195	64	8.3	73782	609215	53913	0.52
30+50E	SG-05-51	1633.5	1654.7	21.0	0.21	4.43	28496	8817	8464	189	65	8.8	82957	727178	64352	0.21
31+75E	SN-02-06	437.0	455.0	18.0	0.18	3.26	28869	8532	9664	190	55	10.2	86452	879003	77788	0.18
31+50E	SN-02-08	417.0	421.0	4.0	0.21	0.82	28784	8523	9687	190	55	2.3	36865	83295	7371	0.21
31+50E	SN-02-11	535.0	537.0	4.0	0.38	1.52	28779	8495	9457	190	62	1.8	39865	73725	6524	0.38
31+50E	SN-03-03	706.0	722.0	16.0	0.10	1.62	28797	8635	9332	190	75	4.1	14133	57637	5101	0.10
31+25E	SN-03-06	801.0	811.0	10.0	0.18	1.81	28721	8636	9251	190	75	2.5	27958	71261	6306	0.18
28+78E	SN-03-10	235.5	237.5	6.0	0.14	0.85	27885	8585	9805	190	75	1.5	15790	24148	2137	0.14
28+78E	SN-03-11	131.5	135.5	4.0	0.13	0.52	27881	8569	9924	190	55	2.3	16260	36739	3251	0.13
													Totals		365,215	0.23

SAN GOLD #2 - #3 ZONE
DETAILS OF POLYGONAL
RESOURCE ESTIMATE

SAN GOLD #2-#3 ZONE

				Horizontal perp to sec	Poly	Volume	11.3 cu.ft.	Grade	INDICATED RESOURCES			INFERRED RESOURCES		
SECTION	HOLE	WIDTH	OZ_T_WIDTH	Width	Area	cu.ft.	Tons	oz./T	Tons	oz./T	Contained Ounces	Tons	oz./T	Contained Ounces
28+75E	SG-05-05	2.0	0.36	0.5	38498	20759	1837	0.18	1074	0.18	194	763	0.18	138
28+75E	SG-05-06	1.3	0.14	0.7	12930	8526	755	0.10	755	0.10	79	0	0.10	0
28+50E	SG-05-07	4.8	0.73	1.7	21416	36279	3211	0.15	3211	0.15	488	0	0.15	0
28+25E	SG-05-08	2.6	0.26	1.5	17613	26329	2330	0.10	2330	0.10	235	0	0.10	0
28+25E	SG-05-09	3.0	0.33	1.2	11504	13824	1223	0.11	1223	0.11	136	0	0.11	0
28+75E	SG-05-12	3.5	6.97	1.0	26886	27952	2474	1.99	2070	1.99	4121	404	1.99	804
28+50E	SG-05-14	4.0	0.42	1.3	19183	24341	2154	0.11	2154	0.11	226	0	0.11	0
28+25E	SG-05-15	4.6	0.60	1.3	18263	23933	2118	0.13	2118	0.13	277	0	0.13	0
28+50E	SG-05-34	8.4	1.27	3.9	37211	146654	12978	0.15	7847	0.15	1185	5131	0.15	775
29+00E	SG-05-35	2.0	0.71	0.7	67620	50469	4466	0.36	1486	0.36	529	2980	0.36	1061
32+50E	SG-05-38	4.7	0.44	1.9	54868	104107	9213	0.09	3778	0.09	355	5435	0.09	511
31+50E	SG-05-39	8.9	2.91	4.0	30309	122325	10825	0.33	8036	0.33	2628	2789	0.33	912
31+25E	SG-05-40	20.0	1.30	8.8	32296	285726	25285	0.07	17616	0.07	1145	7669	0.07	498
31+00E	SG-05-41	22.5	0.99	16.9	21207	358143	31694	0.04	31694	0.04	1395	0	0.04	0
33+25E	SG-05-44	7.1	0.93	2.3	75685	170465	15085	0.13	4485	0.13	588	10600	0.13	1389
31+25E	SG-05-46	5.9	1.48	2.7	53693	144912	12824	0.25	5374	0.25	1349	7450	0.25	1870
30+75E	SG-05-47	19.5	10.16	8.3	73782	609215	53913	0.52	16441	0.52	8566	37472	0.52	19523
30+50E	SG-05-51	21.0	4.43	8.8	82957	727178	64352	0.21	17454	0.21	3683	46898	0.21	9895
31+75E	SN-02-06	18.0	3.26	10.2	86452	879003	77788	0.18	20245	0.18	3664	57543	0.18	10415
31+50E	SN-02-08	4.0	0.82	2.3	36865	83295	7371	0.21	4499	0.21	922	2872	0.21	589
31+50E	SN-02-11	4.0	1.52	1.8	39865	73725	6524	0.38	3682	0.38	1403	2842	0.38	1083
31+50E	SN-03-03	16.0	1.62	4.1	14133	57637	5101	0.10	5101	0.10	515	0	0.10	0
31+25E	SN-03-06	10.0	1.81	2.5	27958	71261	6306	0.18	5075	0.18	919	1231	0.18	223
28+78E	SN-03-10	6.0	0.85	1.5	15790	24148	2137	0.14	2137	0.14	301	0	0.14	0
28+78E	SN-03-11	4.0	0.52	2.3	16260	36739	3251	0.13	3251	0.13	419	0	0.13	0
									173,136	0.20	35,322	192,079	0.26	49,686

APPENDIX 6

DETAILS OF UNIT OPERATING COSTS, RICE LAKE PROJECT

Rice Lake Gold Corporation

Bissett gold mine

Jackleg Drift Development

10-DEC-06

Jackleg Drifting 8 ft x 10 ft

15 Feet/day	4 Men Crew	3.75 Feet/Manshift

Summary of drifting cost		% of Cost	Cost/foot		
1.Manpower			$ 90.67		
	Subtotal Manpower	47%	$ 90.67	/foot	
2.Services(Pipes & Elec. cables)			$ 9.17		
3 .Drill Steel , Bits & Drill Parts			$ 9.32		
4. Blasting Supplies			$ 42.83		
5.Ground Support			$ 33.61		
6.Ventilation Supplies			$ 5.92		
	Subtotal Material	53%	$ 100.85	/foot	
Grand Total Track Drifting Cost		100%	$ 191.52	/foot	$28.25 / Ton

Jackleg Drifting 8 ft x 10 ft

15 Feet/day	4 Men Crew	3.75 Feet/Manshift

1.Manpower	Cost/day			Cost/foot	
Wages 4 men x $19 /hour x 10 hours (Driftmen)	$760				
			Manpower	$50.7	/foot
Bonus 4 men x $15/hour x 10 hours (Driftmen)	$600				
			Bonus	$40.0	/foot
Total Manpower	$1,360	/day		$ 90.67	/foot

2.Services(Pipes & Elec. cables)

2" water supply pipe 15 ft x $1.93/ft	$29		$ 1.93	
4" Compressed air pipe 15 ft x $2.75/ft	$41		$ 2.75	
Couplings & valves	$20		$ 1.33	
Blasting line 15 ft x $1.82/ft	$27		$ 1.82	
Misc. (j Hook & Chains)	$20		$ 1.33	
Total Services	$138	/day	$ 9.17	/foot

3 .Drill Steel , Bits & Drill Parts

40 holes x 8 feet =320 ft 1 1/4 " dia.
Drill steel 0.875 " dia X 8ft
Bits 1.25 " dia.

Rice Lake Gold Corporation

Bissett gold mine

Jackleg Drift Development

10-DEC-06

Item		Cost/day			Cost/foot	
Drilling 320ft @ $.39/ft x 2 rds		$125		$	8.32	
Jackleg repairs		$15		$	1.00	
	Total Drilling	**$140**	**/day**	**$**	**9.32**	**/foot**

4. Blasting Supplies

		Cost/day			Cost/foot	/foot
Nonel Caps 45 x 2 rd x $2.42 ea.		$218		$	14.52	
Anfo (25 kg bags) 3.5 x 2rd x $ 17.42		$122		$	8.13	
Controlled blasting Magnasplit .5 cse x $187.32/cse		$187		$	12.49	
Sticks of Powder .5 cse x $95.39/cse		$95		$	6.36	
Misc.		$20		$	1.33	
	Total Blasting Supplies	**$642**	**/day**	**$**	**42.83**	**/foot**

5.Ground Support (3' x 3' Pattern)

Rebar 7ft	15ft x 3 bolts /3ft =15 x$13.49/blt	$202		$	13.49	
Split sets 5 ft	15ft x 4 bolts /3ft =20 x$7.43/blt	$149		$	9.91	
Plates 5" x 5"	35 x $1.38	$48		$	3.22	
Drilling	15 x 7ft + 20 x 5ft = 205 ft x $.39	$80		$	5.33	
Misc.		$25		$	1.67	
	Total Ground Support	**$504**	**/day**	**$**	**33.61**	**/foot**

6.Ventilation Supplies

Ventilation Ducting 28 inches $4.59/ft x 15 ft		$69				
Misc. (Couplings, 1/8" Steel Cable)		$20				
	Total Ventilation	**$89**	**/day**	**$**	**5.92**	**/foot**
	Total Material			**$**	**100.85**	**/foot**

Rice Lake Gold Corporation

Bissett gold mine

Summary Stoping

Shrinkage / Longhole

10-DEC-06

Shrinkage	65	Tons/day	1,820	Tons/Month
Longhole Breaking	607	Tons/day	17,000	Tons/Month
Longhole Drilling Buggy	600	Feet/day	16,800	Feet/Month
Longhole Drilling Bar & Arm	350	Feet/day	9,800	Feet/Month

Summary Stoping cost	Shrinkage Jackleg Cost/Ton	Longhole Buggy Cost/Ton	Longhole Bar & Arm Cost/Ton	
1.a)Manpower Breaking	$ 11.69	$ 0.66	$ 1.09	
1.b)Bonus Breaking	$ 9.23	$ 0.49	$ 0.85	
1.c)Manpower Drilling	$ -	$ 9.27	$ 2.49	
1.d)Bonus Drilling	$ -	$ 0.18	$ 1.97	
Subtotal Manpower	$ 20.92	$ 10.60	$ 6.40	/ton
2.Services(Pipes & Elec. cables)	$ 0.88	$ 0.18	$ 0.56	
3 .Drill Steel , Bits & Drill Parts	$ 2.65	$ -	$ 2.65	
4. Blasting Supplies	$ 5.57	$ 2.19	$ 2.30	
5.Ground Support	$ 4.79	$ 0.59	$ 0.80	
6.Ventilation Supplies	$ 0.31	$ 0.03	$ 0.05	
7. Haulage from San Gold to Rice Lake Mill	$ 1.00	$ 1.00		
Subtotal Material	$ 15.20	$ 3.98	$ 6.36	/ton
Grand Total Shrinkage Stoping	$ 36.12	$ 14.58	$ 12.75	/ton

San Gold Mines

Bissett gold mine

Shrinkage Stoping

10-DEC-06

Shrinkage Stoping 5 feet Wide

65 Tons/day	4 Men Crew 3 10' Breast	16.25 Tons/Manshift		

Summary of Shrinkage Stoping cost		% of Cost	Cost/Ton	
1.Manpower			$ 20.92	
	Subtotal Manpower	58%	$ 20.92	/ton
2.Services(Pipes & Elec. cables)			$ 0.88	
3 .Drill Steel , Bits & Drill Parts			$ 2.65	
4. Blasting Supplies			$ 5.57	
5.Ground Support			$ 4.79	
6.Ventilation Supplies			$ 0.31	
7. Haulage from San Gold			$ 1.00	
	Subtotal Material	42%	$ 15.20	/ton
Grand Total Shrinkage Stoping		100%	$ 36.12	/ton

Shrinkage Stoping 5 feet Wide

65 Tons/day	4 Men Crew 3 10' Breast	16.25 Tons/Manshift		

1.Manpower	Cost/day		Cost/ton	
Wages 4 men x $19 /hour x 10 hours (Shrink.Miners)	$760			
		Manpower	$11.7	/ton
Bonus 4 men x $15/hour x 10 hours (Shrink. Miners)	$600			
		Bonus	$9.2	/ton
Total Manpower	**$1,360**	**/day**	**$ 20.92**	**/ton**

2.Services(Pipes & Elec. cables)

2" water supply pipe $1.93/ft	$10		$ 0.15	
2" Compressed air pipe $1.93/ft	$10		$ 0.15	
Couplings & valves	$0		$ -	
Blasting line 15 ft x $1.82/ft	$27		$ 0.42	
Misc. (j Hook & Chains)	$10		$ 0.15	
Total Services	**$57**	**/day**	**$ 0.88**	**/ton**

3 .Drill Steel , Bits & Drill Parts

San Gold Mines

Bissett gold mine

Shrinkage Stoping

16 holes x 10 feet =160 ft   1 1/4 " dia.
Drill steel   0.875 " dia X 8ft
Bits   1.25 " dia.

		Cost/day		Cost/ton	
Drilling 160ft @ $.35/ft x 3 Breast		$168		$ 2.58	
Jackleg repairs		$4		$ 0.06	
	TotalDrilling	**$172**	**/day**	**$ 2.65**	**/ton**

4. Blasting Supplies		**Cost/day**		**Cost/ton**	
Nonel Caps 16 x 3 Breast x $2.42 ea.		$116		$ 1.79	
Anfo (25 kg bags) 2 x 3 Breast x $ 17.42		$105		$ 1.61	
Controlled blasting Magnasplit .5 cse x $187.32/cse		$94		$ 1.44	
Sticks of Powder .5 cse x $95.39/cse		$48		$ 0.73	
Misc.		$0		$ -	
	Total Blasting Supplies	**$362**	**/day**	**$ 5.57**	**/ton**

5.Ground Support (3' x 3' Pattern)

Rebar 5ft Back	18ft x 2 bolts /3ft =12 x$9.63/blt	$116		$ 1.78	
Rebar 5ft HangingW	18ft x 2 bolts /3ft =12 x$9.63/blt	$116		$ 1.78	
Plates 5" x 5"	24 x $1..38	$33		$ 0.51	
Drilling	12 x 5ft + 12 x 5ft = 120 ft x $.39	$47		$ 0.72	
Misc.		$0		$ -	
	Total Ground Support	**$311**	**/day**	**$ 4.79**	**/ton**

6.Ventilation Supplies

Manway Ventilation Ducting 28 inches $4.59/ft		$18			
Misc. (Couplings, 1/8" Steel Cable)		$2			
	Total Ventilation	**$20**	**/day**	**$ 0.31**	**/ton**
7. Haulage from San Gold		**$65**	**/ day**	**$ 1.00**	
	Total Material			**$ 14.20**	**/ton**

San Gold Mines Ltd

Bissett gold mine

Longhole Stoping
Longhole Buggy Drilling

10-DEC-06

Longhole stoping

607 Tons/day	Blasted	2 Men Crew	303.57	Tons/Manshift
600 Feet/day	Drilled	2 Men Crew	300.00	Feet/Manshift
450 Drilled Tons				

Summary of Longhole cost	% of Cost	Cost/day	Cost/ton	
1.Contract Drilling, manpower,equipment		$4,250	$ 9.44	/ton
			$ 7.08	/foot
1.Manpower Blasting		$700	$ 1.15	
Subtotal Manpower	73%	$4,950	$ 10.60	/ton
2.Services(Pipes & Elec. cables)		$81	$ 0.18	
3 .Drill Steel , Bits & Drill Parts		$0	$ -	
			$ -	/foot
4. Blasting Supplies		$1,329	$ 2.19	
5.Ground Support		$357	$ 0.59	
6.Ventilation Supplies		$17	$ 0.03	
7. Haulage San Gold to Mill		$607	$ 1.00	
Subtotal Material	27%	$1,784	$ 3.98	/ton
Grand Total Longhole Stoping	100%		$ 14.58	/ton
Total Contract Drilling only			$ 7.08	/foot

Longhole Stoping

607 Tons/day	2 Men Crew	303.57	Tons/Manshift
600 Feet/day	2 Men Crew	300.00	Feet/Manshift
450 Drilled Tons			

1.Contract Drilling	Cost/day		Cost/ton	
Drilling, Manpower, Air Buggy 600'/Day x $6.95	$4,170			
		Drilling	$9.27	/ton
Delay 5% of hours 20 hours x $80/hr	$80			/foot
*Bonus $0.13 per foot Drilled		Delay	$0.18	/ton
Total Contract Drilling	$4,250	/day	$ 9.44	/ton

1.Manpower Blasting	Cost/day		Cost/Ton	
Wages 2 men x $20 /hour x 10 hours (Blasters)	$400			
		Manpower	$0.66	/ton
Bonus 2 men x $15\hour x 10 hours (Blasters)	$300			/foot
		Bonus	$0.49	/ton
Total Manpower Blasting	$700	/day	$ 1.15	/ton

San Gold Mines Ltd

Bissett gold mine

Longhole Stoping
Longhole Buggy Drilling

10-DEC-06

2.Services(Pipes & Elec. cables)

2" water supply pipe $1.93/ft	$19		$ 0.04	
2" Compressed air pipe $1.93/ft	$19		$ 0.04	
Couplings & valves	$5		$ 0.01	
Blasting line 15 ft x $1.82/ft	$27		$ 0.06	
Misc. (j Hook & Chains)	$10		$ 0.02	
Total Services	**$81**	**/day**	**$ 0.18**	**/ton**

3 .Drill Steel , Bits & Drill Parts

12 holes x 50 feet =600 ft 2 1/8 " dia.
Drill steel 1.125 " dia X 4ft
Bits 2.125 " dia.

Drilling 600ft @ $1.125/ft	$0		$ -	
Longhole Machine repairs $22.5/hour	$0		$ -	
Total Drilling	**$0**	**/day**	**$ -**	**/ton**

4. Blasting Supplies	**Cost/day**		**Cost/foot**	
Nonel Caps 20 x2x $4.50 ea.	$180		$ 0.30	
Anfo (25 kg bags) 20 x $ 17.42	$348		$ 0.57	
Booster Cord & B-line 1000' @0.36/meter	$360		$ 0.59	
Sticks of Powder 2 cse x $95.39/cse	$191		$ 0.31	
Misc.	$250		$ 0.41	
Total Blasting Supplies	**$1,329**	**/day**	**$ 2.19**	**/ton**

5.Ground Support (3' x 3' Pattern)

Rebar 5ft Back	18ft x 2 bolts /3ft =12 x$13.49/blt	$162		$ 0.27	
Rebar 5ft HangingW	18ft x 2 bolts /3ft =12 x$8.75/blt	$105		$ 0.17	
Plates 5" x 5"	24 x $1.38	$33		$ 0.05	
Drilling	12 x 5ft + 12 x 5ft = 120 ft x $.39	$47		$ 0.08	
Misc.		$10		$ 0.02	
	Total Ground Support	**$357**	**/day**	**$ 0.59**	**/ton**

6.Ventilation Supplies

Manway Ventilation Ducting 28 inches $4.59/ft	$17			
Misc. (Couplings, 1/8" Steel Cable)				
Total Ventilation	**$17**	**/day**	**$ 0.03**	**/ton**

7. Haulage San Gold to \rice Lake Mill

Tons 607*$1.00\Ton	**$607**	**$ 1.00**	**/ton**
Total Material		**$ 2.98**	**/ton**

Rice Lake Gold Corporation

Bissett gold mine

Longhole Stoping
Longhole Bar & Arm

10-DEC-06

Longhole stoping

400 Tons/day	Blasted	2 Men Crew	200.00	Tons/Manshift
350 Feet/day	Drilled	2 Men Crew	175.00	Feet/Manshift
152.6	Drilled Tons			

Summary of Longhole cost	% of Cost	Cost/day	Cost/ton	
1.Manpower Drilling		$680	$ 4.46	/ton
			$ 1.94	/foot
1.Manpower Blasting		$776	$ 1.94	
Subtotal Manpower	50%	$1,456	$ 6.40	/ton
2.Services(Pipes & Elec. cables)		$86	$ 0.56	
3 .Drill Steel , Bits & Drill Parts		$404	$ 2.65	/ton
			$ 1.15	/foot
4. Blasting Supplies		$920	$ 2.30	
5.Ground Support		$321	$ 0.80	
6.Ventilation Supplies		$18	$ 0.05	
Subtotal Material	50%	$1,749	$ 6.36	/ton
Grand Total Longhole Stoping	100%		$ 12.75	/ton
Total Drilling only			$ 3.10	/foot

Longhole Stoping

400 Tons/day		2 Men Crew	200.00	Tons/Manshift
350 Feet/day		2 Men Crew	175.00	Feet/Manshift
152.6	Drilled Tons			

1.Manpower Drilling	Cost/day		Cost/ton	
Wages 2 men x $19/hour x 10hours (Drillers)	$380			
		Manpower	$2.49	/ton
Bonus 2 men x $15/hour x 10 hours (Drillers)	$300			/foot
$0.86 per foot Drilled		Bonus	$1.97	/ton
Total Manpower Drilling	**$680**	**/day**	**$ 4.46**	**/ton**

1.Manpower Blasting	Cost/day		Cost/Ton	
Wages 2 men x $20/hour x 10 hours (Blasters)	$436			
		Manpower	$1.09	/ton
Bonus 2 men x $17/hour x 10 hours (Blasters)	$340			/foot
		Bonus	$0.85	/ton
Total Manpower Blasting	**$776**	**/day**	**$ 1.94**	**/ton**

San Gold Mines Ltd
Bisset Gold Mine
Ramp Development Cost

New Tamrock Jumbo 3 Boom

10-DEC-06

Ramp 14 ft x 16 ft (2 rounds/Day)

16 Feet/day	4 Men Crew		4.00	Feet/Manshift
	2 Men Crew	Mucking		
	6 Men Crew	Total		

Summary of Ramping cost		% of Cost	Cost/day	Cost/foot	
1.Manpower		Labour	$1,140	$ 71.25	
		Bonus	$900	$ 56.25	
	Subtotal Manpower	32%	$2,040	$ 127.50	/foot
2.Services (Pipes & Elec. cables)			$506	$ 31.60	
3 .Drill Steel , Bits & Drill Parts			$1,453	$ 90.80	
4. Blasting Supplies			$1,424	$ 88.99	
5.Ground Support			$832	$ 51.98	
6.Ventilation Supplies			$200	$ 12.47	
	Subtotal Material	68%	$4,414	$ 275.83	/foot
Subtotal Ramping Cost		100%	$6,454	$ 403.33	/foot
Subtotal Ramping Cost				$ 21.25	\ Ton

Ramp 14 ft x 16 ft

10-DEC-06

16 Feet/day	4 Men Crew		4.00	Feet/Manshift

1.Manpower	Cost/day		Cost/foot	
Wages 4 men x $19/hour x10 hours (Rampmen)	$760		$ 47.50	
Wages 2 men x $19/hour x10 hours (4th Man Mucker)	$380		$ 23.75	
	$1,140	**Manpower**	**$ 71.25**	**/foot**
Bonus 4 men x $15/hour x10 hours (Rampmen)	$600		$ 37.50	
Bonus 2 men x $15/hour x10 hours (3 rd Man)	$300		$ 18.75	
	$900	**Bonus**	**$ 56.25**	**/foot**
Total Manpower	**$2,040**	**/day**	**$ 127.50**	**/foot**

2.Services(Pipes & Elec. cables)

2" water supply	pipe 16 ft x $1.93/ft	$31	$ 1.93
4" Pump discharge	pipe 16 ft x $2.75/ft	$44	$ 2.75
6" Compressed air	pipe 16 ft x $4.51/ft	$72	$ 4.51

San Gold Mines Ltd
Bisset Gold Mine
Ramp Development Cost

New Tamrock Jumbo 3 Boom

	10-DEC-06			
Couplings & valves	$75		$ 4.69	
Elec. Cable 16ft x $9.20/ft	$147		$ 9.20	
Telephone Line 16ftx$3.58/ft	$57		$ 3.58	
Blasting line 16 ft x $1.82/ft	$29		$ 1.82	
Misc. (j Hook & Chains)	$50		$ 3.13	
	$506	**/day**	**$ 31.60**	**/foot**

3 .Drill Steel , Bits & Drill Parts

54 holes x 12 feet =648 ft	1 3/4 " dia.				
Drill steel 1.25 " dia X 12ft					
Bits 1.75 " dia.					
Shank					
Drilling 648 @ $.39/ft x 2 rds		$253		$ 15.80	
Drill repair 500 Tamrock		$400		$ 25.00	
Jumbo $50/hour x 16 hours		$800		$ 50.00	
		$1,453	**/day**	**$ 90.80**	**/foot**

4. Blasting Supplies	**Cost/day**		**Cost/foot**	**/foot**
Nonel Caps 60 x 2 rd x $2.42 ea.	$290		$ 18.15	
Anfo (25 kg bags) 12 x 2 rd x $ 17.42	$418		$ 26.13	
Controlled blasting Magnasplit 1 cse x 2 rd x $187.32/cse	$375		$ 23.42	
Sticks of Powder 1 cse x 2 rd x $95.39/cse	$191		$ 11.92	
Misc.	$150		$ 9.38	
	$1,424	**/day**	**$ 88.99**	**/foot**

5.Ground Support (4' x 4' Pattern)

Rebar 7ft	16ft x 4 bolts /3ft =21 x$13.49+C50/blt	$289		$ 18.04	
Split sets 5 ft	16ft x 6 bolts /3ft =32 x$7.43/blt	$238		$ 14.86	
Plates 5" x 5"	53 x $1.38	$73		$ 4.57	
Drilling	21 x 7ft + 32 x 6ft = 339 ft x $..39	$132		$ 8.26	
Misc.		$100		$ 6.25	
		$832	**/day**	**$ 51.98**	**/foot**

6.Ventilation Supplies

Quote from ABC				
Ventilation Ducting 42 inches $9.35/ft x 16 ft	$150		$ 9.35	
Misc. (Couplings, 1/8" Steel Cable)	$50		$ 3.13	
	$200	**/day**	**$ 12.47**	**/foot**

Subtotal Ramping Cost	**Total Material**	**$ 6,454**	**/day**	**$ 403.33**	**/foot**

Rice Lake Gold Corporation
Bisset Gold Mine
Ramp Development Cost

New Tamrock Jumbo 2 Boom

10-DEC-06

Ramp 12 ft x 12 ft (4rounds/Day)

46 Feet/day	4 Men Crew		11.50 Feet/Manshift				
	2 Men Crew	Mucking					
	6 Men Crew	Total					
Summary of Ramping cost			% of Cost	Cost/day	Cost/foot		
1.Manpower			Labour	$1,330	$ 28.91		
			Bonus	$960	$ 20.87		
	Subtotal Manpower		18%	$2,290	$ 49.78	/foot	
2.Services (Pipes & Elec. cables)				$2,469	$ 53.68		
3 .Drill Steel , Bits & Drill Parts				$1,486	$ 32.30		
4. Blasting Supplies				$3,074	$ 66.83		
5.Ground Support				$2,495	$ 54.24		
6.Ventilation Supplies				$821	$ 17.83		
	Subtotal Material		82%	$10,345	$ 224.88	/foot	
Subtotal Ramping Cost			100%	$12,635	$ 274.66	/foot	$ 0.16 \ Ton

Ramp 12 ft x 12 ft 10-DEC-06

46 Feet/day **4 Men Crew** **11.50 Feet/Manshift**

1.Manpower	Cost/day		Cost/foot	
Wages 6 men x $19/hour x10 hours (Rampmen)	$1,140		$ 24.78	
Wages (4th Man Mucker)	$190		$ 4.13	
	$1,330	Manpower	$ 28.91	/foot
Bonus 6 men x $15/hour x9 hours (Rampmen)	$810		$ 17.61	
Bonus (3 rd Man)	$150		$ 3.26	
	$960	Bonus	$ 20.87	/foot
Total Manpower	$2,290	/day	$ 49.78	/foot

2.Services(Pipes & Elec. cables)

2" water supply pipe 46 ft x $1.93/ft	$89	$ 1.93
4" Pump discharge pipe 46 ft x $2.75/ft	$127	$ 2.75
6" Compressed air pipe 46 ft x $4.51/ft	$207	$ 4.51
Couplings & valves	$770	$ 16.74
Elec. Cable 46ft x $9.20/ft	$423	$ 9.20

Rice Lake Gold Corporation
Bisset Gold Mine
Ramp Development Cost

New Tamrock Jumbo 2 Boom

	10-DEC-06			
Telephone Line 46 ftx$3.58/ft	$165		$ 3.58	
Blasting line 46 ft x $1.82/ft	$84		$ 1.82	
Misc. (j Hook & Chains)	$605		$ 13.15	
	$2,469	**/day**	**$ 53.68**	**/foot**

3 .Drill Steel , Bits & Drill Parts

	Actual Cost from Boart				
54 holes x 12 feet =648 ft	1 3/4 " dia.				
Drill steel	1.25 " dia X 12ft				
Bits	1.75 " dia.				
Shank					
Drilling 648 @ $.39/ft x 4 rds		$1,011		$ 21.98	
Drill repair 500 Tamrock		$200		$ 4.35	
Jumbo $55/hour x 5 hours		$275		$ 5.98	
		$1,486	**/day**	**$ 32.30**	**/foot**

4. Blasting Supplies	**Cost/day**		**Cost/foot**	**/foot**
Quote from Orica				
Nonel Caps 54 x 4 rd x $2.42 ea.	$523		$ 11.36	
Anfo (25 kg bags) 12 x 4 rd x $ 17.42	$836		$ 18.18	
Controlled blasting Magnasplit 1 cse x 4 rd x $187.32/cse	$749		$ 16.29	
Sticks of Powder 1 cse x 4 rd x $95.39/cse	$382		$ 8.29	
Misc.	$585		$ 12.71	
	$3,074	**/day**	**$ 66.83**	**/foot**

5.Ground Support (4' x 4' Pattern)

Rebar 7ft	46ft x 4 bolts /3ft =61 x$13.49/blt	$823		$ 17.89	
Split sets 5 ft	46ft x 6 bolts /3ft =92 x$7.43/blt	$684		$ 14.86	
Plates 5" x 5"	153 x $1.38	$211		$ 4.59	
Drilling	61 x 7ft + 92 x 5ft = 887 ft x $.55	$488		$ 10.61	
Misc.		$290		$ 6.30	
		$2,495	**/day**	**$ 54.24**	**/foot**

6.Ventilation Supplies

Ventilation Ducting 42 inches $9.35/ft x 46 ft		$430		$ 9.35	
Misc. (Couplings, 1/8" Steel Cable)		$391		$ 8.49	
		$821	**/day**	**$ 17.83**	**/foot**
Subtotal Ramping Cost	**Total Material**	**$ 12,635**	**/day**	**$ 274.66**	**/foot**

Timbered Raise Development Cost

Timbered Raise (5.0 ft x 7.0 ft)

7.5 Feet/day **2 Men Crew** **3.75 Feet/Manshift**

Summary of Timbered Raise cost		**% of Cost**	**Cost/day**	**Cost/foot**		
1.Manpower			**$680**	**$ 90.67**		
	Subtotal Manpower	**46%**	**$680**	**$ 90.67**	**/foot**	
2.Services(Pipes & Hardware)			**$242**	**$ 32.25**		
3 .Drill Steel , Bits & Drill Parts			**$124**	**$ 16.56**		
4. Blasting Supplies			**$190**	**$ 25.36**		
5.Ground Support			**$92**	**$ 12.21**		
6.Timbering			**$143**	**$ 19.07**		
	Subtotal Material	**54%**		**$ 105.45**	**/foot**	
Grand Total Timbered Raise Cost		**100%**		**$ 196.12**	**/foot**	**0.47 \ Ton**
Grand Total not Timbered Raise Cost				**$ 177.05**	**/foot**	**0.43 \ Ton**

Timbered Raise Development Cost

Timbered Raise (5.0 ft x 7.0 ft)

7.5 Feet/day **2 Men Crew** **3.75 Feet/Manshift**

1.Manpower	**Cost/day**		**Cost/foot**	
Wages 2 men x $19/hour x10 hours	$380			
		Manpower	$50.67	/foot
Bonus 2 men x $15/hour x 10 hours (Raisemen)	$300			
		Bonus	$40.00	/foot
Total Manpower	**$680**	**/day**	**$ 90.67**	**/foot**

2.Services(Ladders,Pipes & Hardware)

1" Vent pipe supply pipe 7 ft x $1.09/ft	$8			
4" Compressed air pipe 7 ft x $2.75/ft	$19			
Steel Ladder 8 ft x $165	$165			
Misc. (j Hook & Chains & eye bolts)	$50			
Total Services	**$242**	**/day**	**$ 32.25**	**/foot**

Timbered Raise Development Cost

3 .Drill Steel , Bits & Drill Parts

35 holes x 8 feet =280 ft	1 1/4 " dia.					
Drill steel 0.875 " dia X 8ft						
Bits 1.25 " dia.						
Drilling 280ft @ $.39/ft x 1 rd		$109				
Stoper repairs		$15				
	Total Drilling	**$124**	**/day**	**$**	**16.56**	**/foot**

Timbered Raise Development Cost

Timbered Raise 5.0 ft x7.0 ft

4. Blasting Supplies		**Cost/day**		**Cost/foot**		**/foot**
Nonel Caps 35 x 1 rd x $2.42 ea.		$85				
Anfo (25 kg bags) 2 x 1 round x $ 17.42		$35				
Sticks of Powder .5 cse x $95.39/cse		$48				
Misc.		$23				
	Total Blasting Supplies	**$190**	**/day**	**$**	**25.36**	**/foot**

5.Ground Support (3' x 3' Pattern)

Rebar 4ft	4ft x6 bolts /4ft =6 x$9.63/blt	$48				
Plates 5" x 5"	10 x $1.38	$14				
Drilling	10 x 4ft t = 40 ft x $.39	$16				
Misc.		$14				
	Total Ground Support	**$92**	**/day**	**$**	**12.21**	**/foot**

6. Timbering

Lagging 4 x $4.00ea		$16				
Timber 2"*8" *12 ft	4 x $7.50ea	$30				
Bow Ring 4 x $21.75ea		$87				
Misc.		$10				
		$143	**/day**			
				$	**19.07**	**/foot**
	Grand Total Timbered Raise Cost			**$**	**196.12**	**/foot**
	Grand Total not Timbered Raise Cost			**$**	**177.05**	**/foot**

OPen Raise Development Cost

Open Raise (5.0 ft x 7.0 ft)

8 Feet/day **2 Men Crew** **4.00 Feet/Manshift**

Summary of Open Raise cost		**% of Cost**	**Cost/day**	**Cost/foot**		
1.Manpower			**$680**	**$ 85.00**		
	Subtotal Manpower	**48%**	**$680**	**$ 85.00**	**/foot**	
2.Services(Pipes & Hardware)			**$280**	**$ 34.99**		
3 .Drill Steel , Bits & Drill Parts			**$124**	**$ 15.53**		
4. Blasting Supplies			**$192**	**$ 24.03**		
5.Ground Support			**$147**	**$ 18.31**		
	Subtotal Material	**52%**		**$ 92.85**	**/foot**	
Grand Total Open Raise Cost		**100%**		**$ 177.85**	**/foot**	**$ 59.96 \ton**

Open Raise Development Cost

Open Raise (5.0 ft x 7.0 ft)

8.0 Feet/day **2 Men Crew** **4.00 Feet/Manshift**

1.Manpower	**Cost/day**			**Cost/foot**	
Wages 2 men x $19/hour x10 hours	$380				
			Manpower	$47.50	/foot
Bonus 2 men x $15.00/hour x 10 hours (Raisemen)	$300				
			Bonus	$37.50	/foot
Total Manpower	**$680**	**/day**		**$ 85.00**	**/foot**

2.Services(Ladders,Pipes & Hardware)

1" Vent pipe supply pipe 7 ft x $1.09/ft	$8			
4" Compressed air pipe 7 ft x $2.75/ft	$19			
Steel Ladder 8 ft x $198	$198			
Misc. (j Hook & Chains & eye bolts)	$55			
Total Services	**$280**	**/day**	**$ 34.99**	**/foot**

3 .Drill Steel , Bits & Drill Parts

35 holes x 8 feet =280 ft 1 1/4 " dia.

OPen Raise Development Cost

Drill steel	0.875 " dia X 8ft				
Bits	1.25 " dia.				
Drilling 280ft @ $.39/ft x 1 rd		$109			
Stoper repairs		$15			
	Total Drilling	**$124**	**/day**	**$ 15.53**	**/foot**

Open Raise Development Cost

Open Raise 5.0 ft x7.0 ft

4. Blasting Supplies		**Cost/day**		**Cost/foot**	**/foot**
Nonel Caps 35 x 1 rd x $2.42 ea.		$85			
Anfo (25 kg bags) 2 x 1 round x $ 17.42		$35			
Sticks of Powder .5 cse x $95.39/cse		$48			
Misc.		$25			
	Total Blasting Supplies	**$192**	**/day**	**$ 24.03**	**/foot**

5.Ground Support (3' x 3' Pattern)

Rebar 4ft	7ft x6 bolts /4ft =10.5 x$9.63/blt	$101			
Plates 5" x 5"	10 x $1.38	$14			
Drilling	10 x 4ft t = 40 ft x $.39	$16			
Misc.		$16			
	Total Ground Support	**$147**	**/day**	**$ 18.31**	**/foot**

Grand Total Open Raise Cost	**$ 177.85**	**/foot**

Rice Lake Gold Corporation

Timbered Raise Development Cost

Timbered Raise (8.0 ft x 8.0 ft)

7 Feet/day   2 Men Crew   3.50 Feet/Manshift

Summary of drifting cost		**% of Cost**	**Cost/foot**	
1.Manpower			**$ 97.14**	
	Subtotal Manpower	**32%**	**$ 97.14**	**/foot**
2.Services(Pipes & Hardware)			**$ 46.21**	
3 .Drill Steel , Bits & Drill Parts			**$ 29.14**	
4. Blasting Supplies			**$ 46.82**	
5.Ground Support			**$ 28.09**	
6.Timbering			**$ 18.71**	
7.Contingency		**10%**	**$ 36.33**	**/foot**
	Subtotal Material	**68%**	**$ 205.31**	**/foot**
Grand Total Timbered Raise Cost		**100%**	**$ 302.45**	**/foot**

55.76 \ Tons

Timbered Raise (8.0 ft x 8.0 ft)

1 Feet/day   2 Men Crew   3.50 Feet/Manshift

1.Manpower	**Cost/day**		**Cost/foot**	
Wages 2 men x $19/hour x 10 hours	$380			
		Manpower	$380.01	/foot
Bonus 2 men x $15/hour x 10 hours (Raisemen)	$300			
		Bonus	$300.01	/foot
Note:burden 10%	**$680**	**/day**		
			$ 97.14	**/foot**

2.Services(Ladders,Pipes & Hardware)

1" Vent pipe supply pipe 7 ft x $.99/ft	$10			
Steel Ladder 8 ft	$149			
Misc. (j Hook & Chains & eye bolts)	$165			
	$324	**/day**		
			$ 46.21	**/foot**

3 .Drill Steel , Bits & Drill Parts

50 holes x 8 feet =400 ft 1 1/4 " dia.				
Drill steel 0.875 " dia X 8ft				
Bits 1.25 " dia.				
Drilling 400ft @ $.51/ft x 1 rd	$204			
	$204	**/day**		
			$ 29.14	**/foot**

Rice Lake Gold Corporation

Timbered Raise Development Cost

Timbered Raise (8.0 ft x 8.0 ft)

4. Blasting Supplies		**Cost/day**		**Cost/foot**	**/foot**
Nonel Caps 50 x 1 rd x $2.42 ea.		$155			
Anfo (25 kg bags) 3.5 x 1rd x $ 17.42		$58			
Sticks of Powder 1 cse x $95.39/cse		$90			
Misc.		$25			
		$328	**/day**		
				$ 46.82	**/foot**
5.Ground Support (4' x 4' Pattern)					
Rebar 7ft	7ft x6 bolts /4ft =10.5 x$13.49/blt	$142			
Plates 6" x 6"	12 x $1.38	$17			
Drilling	12 x 5ft t = 60 ft x $.39	$23			
Misc.		$15			
		$197	**/day**		
				$ 28.09	**/foot**
6. Timbering					
Lagging 4 x $4.00ea		$16			
Timber 2"*8" *12 ft	4 x $7.50ea	$30			
Bow Ring 4 x $20.00ea		$80			
Misc.		$5			
		$131	**/day**		
				$ 18.71	**/foot**
Grand Total Timbered Raise Cost				**$ 266.12**	**/foot**
Grand Total not Timbered Raise Cost				**$ 247.41**	**/foot**

SAN GOLD CORPORATION

EARLY WARNING REPORT FILED PURSUANT TO NATIONAL INSTRUMENT 62-103 SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA) SECTION 141 OF THE SECURITIES ACT (ALBERTA) SECTION 92 OF THE SECURITIES ACT (MANITOBA)

(a) The name and address of the eligible institutional investor.

Goodman & Company, Investment Counsel Ltd. ("G&C")
Scotia Plaza, 40 King Street West
Suite 5500
Toronto, Ontario M5H 4A9

(b) The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

Not applicable as this is an initial report.

(c) The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made.

G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, has acquired 8,188,390 common shares and 2,702,992 common share purchase warrants of San Gold Corporation ("San Gold"). The 2,702,992 common share purchase warrants of San Gold consists of: a) 480,770 common share purchase warrants which convert into common shares at an exercise price of $0.70 and expire on December 2, 2006; and b) 2,222,222 common share purchase warrants which convert into common shares at the first exercise price of $0.65, expiration on June 28, 2006 and at the second exercise price of $0.85, expiration on June 28, 2007. This represents an approximate 8.65% interest in San Gold, on an undiluted basis, or an 11.42% interest on a partially diluted basis, assuming the conversion of the common share purchase warrants into common shares, as at December 31, 2005.

(d) The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control,**

Not applicable.

(ii) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor, and**

Not applicable.

(iii) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

G&C, through one or more mutual funds or other accounts managed by it, exercises control or direction over 8,188,390 common shares and 2,702,992 common share purchase warrants of San Gold. This represents an approximate 8.65% interest in San Gold, on an undiluted basis, or an 11.42% interest, on a partially diluted basis, assuming the conversion of the common share purchase warrants into common shares, as at December 31, 2005.

(e) **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.**

The securities of San Gold acquired by G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

(f) **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.**

Not applicable.

(g) The names of any joint actors in connection with the disclosure required by this Form.

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.

Not applicable.

(i) Goodman & Company, Investment Counsel Ltd. is eligible to file reports under Part 4 in respect of the reporting issuer.

DATED this 10th day of January, 2006.

GOODMAN & COMPANY,
INVESTMENT COUNSEL LTD.

Per: *"Robert Cohen"*
Name: Robert Cohen
Title: Portfolio Manager

SAN GOLD CORPORATION

EARLY WARNING REPORT FILED PURSUANT TO NATIONAL INSTRUMENT 62-103 SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA) SECTION 141 OF THE SECURITIES ACT (ALBERTA) SECTION 92 OF THE SECURITIES ACT (MANITOBA)

(a) The name and address of the eligible institutional investor.

Goodman & Company, Investment Counsel Ltd. ("G&C")
Scotia Plaza, 40 King Street West
Suite 5500
Toronto, Ontario M5H 4A9

(b) The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

Since our last report filed on January 10, 2006, G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, has disposed of 731,342 common shares of San Gold Corporation ("San Gold"). On June 28, 2006, 2,222,222 purchase warrants were exercised into common shares. During this period, the issued and outstanding share capital number also increased. These changes represent a decrease in G&C's position in San Gold of 1.07% on an undiluted basis, or assuming the conversion of the purchase warrants into common shares, a decrease of 3.46% on a partially diluted basis, as at October 31, 2006.

(c) The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made.

G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, exercises control or direction over 9,679,270 common shares and 480,770 purchase warrants of San Gold. This represents an approximate 7.58% interest in San Gold, on an undiluted basis, or a 7.96% interest on a partially diluted basis, assuming the conversion of the purchase warrants into common shares, as at October 31, 2006.

(d) The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control,**

Not applicable.

(ii) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor, and**

Not applicable.

(iii) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

G&C, through one or more mutual funds or other accounts managed by it, exercises control or direction over 9,679,270 common shares and 480,770 purchase warrants of San Gold. This represents an approximate 7.58% interest in San Gold, on an undiluted basis, or a 7.96% interest, on a partially diluted basis, assuming the conversion of the purchase warrants into common shares.

(e) **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.**

The securities of San Gold acquired by G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

(f) **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.**

Not applicable.

(g) The names of any joint actors in connection with the disclosure required by this Form.

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.

Not applicable.

(i) Goodman & Company, Investment Counsel Ltd. is eligible to file reports under Part 4 in respect of the reporting issuer.

DATED this 10th day of November, 2006.

GOODMAN & COMPANY,
INVESTMENT COUNSEL LTD.

Per: *"Robert Cohen"*
Name: Robert Cohen
Title: Portfolio Manager

RECEIVED

2007 AUG -7 A 4:03

NOTICE OF CHANGE TO YEAR-END

PURSUANT TO SECTION 4.8 OF NATIONAL INSTRUMENT 51-102

San Gold Corporation

1. Notice is hereby provided pursuant to Section 4.8(2) of National Instrument 51-102 ("NI 51-102") that San Gold Corporation (the "Issuer") has determined to change its financial year-end to December 31 in each calendar year.

2. The Issuer has determined to change its financial year-end because it anticipates becoming a gold production company during 2006. The adoption of a fiscal year-end of December 31 will align the Issuer's year-end with the year-ends of most publicly listed gold producers. This will enable security analysts to evaluate the Issuer's production and financial performance within the common framework of the gold mining industry.

3. The Issuer's old financial year-end was August 31, 2005.

4. The Issuer's transitional year-end will be December 31, 2005.

5. The Issuer's new financial year-end will be December 31, 2006.

6. The length and ending date of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the Issuer's transition year and its new financial year are as follows:

Period and Ending Date	Length	Filing Deadlines as Prescribed under Section 4.2 and 4.4 of NI 51-102	Comparative Period and Ending Date
Audited financial statements for the period ended December 31, 2005	4 months	To be filed 120 days after December 31, 2005	12 months ended August 31, 2005
First quarter interim financial statements for the period ended March 31, 2006	3 months	To be filed 60 days after March 31, 2006	3 months ended February 28, 2005
Second quarter interim financial statements for the period ended June 30, 2006	3 months	To be filed 60 days after June 30, 2006	3 months ended May 31, 2005
Third quarter interim financial statements for the period ended September 30, 2006	3 months	To be filed 60 days after September 30, 2006	3 months ended August 31, 2005
Audited financial statements for the period ended December 31, 2006	12 months	To be filed 120 days after December 31, 2006	4 months ended December 31, 2005 and 12 months ended August 31, 2005

Following the December 31, 2006 year-end of the transition year, unaudited comparative interim financial statements will be filed within 60 days after each of the three month, six month and nine month periods thereafter.

DATED as of the 18th day of January, 2006.

SAN GOLD CORPORATION

Per: *"Hugh Wynne"*
Hugh Wynne
Chairman

NOTICE OF CHANGE TO YEAR-END

PURSUANT TO SECTION 4.8 OF NATIONAL INSTRUMENT 51-102

San Gold Corporation

1. Notice is hereby provided pursuant to Section 4.8(2) of National Instrument 51-102 ("NI 51-102") that San Gold Corporation (the "Issuer") has determined to change its financial year-end to December 31 in each calendar year.

2. The Issuer has determined to change its financial year-end because it anticipates becoming a gold production company during 2006. The adoption of a fiscal year-end of December 31 will align the Issuer's year-end with the year-ends of most publicly listed gold producers. This will enable security analysts to evaluate the Issuer's production and financial performance within the common framework of the gold mining industry.

3. The Issuer's old financial year-end was August 31, 2005.

4. The Issuer's transitional year-end will be December 31, 2005.

5. The Issuer's new financial year-end will be December 31, 2006.

6. The length and ending date of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the Issuer's transition year and its new financial year are as follows:

Period and Ending Date	**Length**	**Filing Deadlines as Prescribed under Section 4.2 and 4.4 of NI 51-102**	**Comparative Period and Ending Date**
Audited financial statements for the period ended December 31, 2005	4 months	To be filed 120 days after December 31, 2005	12 months ended August 31, 2005
First quarter interim financial statements for the period ended March 31, 2006	3 months	To be filed 60 days after March 31, 2006	3 months ended February 28, 2005
Second quarter interim financial statements for the period ended June 30, 2006	6 months	To be filed 60 days after June 30, 2006	6 months ended May 31, 2005
Third quarter interim financial statements for the period ended September 30, 2006	9 months	To be filed 60 days after September 30, 2006	9 months ended August 31, 2005
Audited financial statements for the period ended December 31, 2006	12 months	To be filed 120 days after December 31, 2006	4 months ended December 31, 2005 and 12 months ended August 31, 2005

Following the December 31, 2006 year-end of the transition year, unaudited comparative interim financial statements will be filed within 60 days after each of the three month, six month and nine month periods thereafter.

DATED as of the 26th day of January, 2006.

SAN GOLD CORPORATION

Per: *"Hugh Wynne"*
Hugh Wynne
Chairman


TSX venture
EXCHANGE
TSX

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: San Gold Corporation (the "Issuer").

   Trading Symbol: SGR.

2. Date Price Reservation Form Filed: Not applicable .

   Date of News Release announcing Private Placement: February 20, 2006.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   No
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes

   c) Final Acceptance of a Non-Expedited Private Placement: No

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $4,988,000.

5. Proposed use of proceeds:

   Exploration and development program on the Issuer's mineral properties and general working capital for the Issuer.

6. (a) Description of shares to be issued:

(i) Class: Not applicable.

(ii) Number: ______.

(iii) Price per security: ______.

(b) Description of Warrants to be issued:

(i) Number of Warrants: Not applicable.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: ______.

(iii) Exercise price of Warrants: Year 1: ______ Year 2: ______

Tier 1 Only: Year 3: ______ Year 4 ______ Year 5 ______

(iv) Expiry date of Warrants: ______.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: $4,988,000 worth of 2 year senior convertible redeemable debentures (the "Debentures").

(ii) Number of Listed Shares to be issued on conversion: 6,225,000.

(iii) Expiry/Maturity date: Two years from the date of issuance .

(iv) Interest rate: Interest in the amount of 10% per annum is payable on the Debentures on each anniversary of the initial date of closing. If Debentures are acquired at a subsequent closing, interest on those Debentures will still be payable on the first and second anniversaries of the initial date of closing. In lieu of the foregoing, the holders of Debentures may elect to receive interest on the Debentures payable in Common Shares instead of cash at the same rate of interest per annum as set forth above. The deemed price at which the Common Shares are issued to Debentureholders in lieu of cash interest shall be the Market Price (as that term is defined by the Exchange) of the Common Shares as at the applicable interest payment date.

(v) Conversion terms: The Debentures are convertible, in whole or in part, into common shares of the Issuer at any time after the first anniversary of the issuance of the Debentures at a price of $0.80 per common share.

(vi) Default provisions: Standard default provisions, including but not limited to, the following: non-payment of principal and interest, breach of covenant, cross-defaults, de-listing of securities of the Issuer, ceasing to carry on business, voluntary or involuntary bankruptcy, insolvency or wind-up of the Issuer.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 6,225,000.

7. Issued and outstanding Listed Shares at the date of the price reservation: 92,232,885.

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
See attached Schedule "A"					
TOTAL					

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

   The offering is to be non-brokered but certain individuals and registrants (including Jory Capital Inc.) will receive a 5% finder's fee for introducing investors to the Issuer.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

    (a) Confirm that the sales Agent/broker is arm's length to the Issuer.
    Yes
    If No, provide details regarding the relationship to the Issuer:
    ____

    (b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

    Jory Capital Inc., 2070 – 360 Main Street, Winnipeg, MB R3C 3Z3 (was paid $120,400).

    Warren Anglin, 903 - 135 George Street, Toronto, Ontario M5A 4E8 (was paid $129,000)

    (c) Cash 5% of the total proceeds of the offering from investors introduced by the finder to the Issuer.

    (d) Securities Nil.

    (e) Expiry date of any Agent's Option N/A.

    (f) Exercise price of any Agent's Option N/A.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

    None.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

    N/A.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

No

If Yes, describe all relevant terms:

____

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ☐ No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ☐ No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ☐ No ☐

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ☐ No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ☐ No ☐

6. No new Control Person is created by the issuance of the Shares:
   Yes ☐ No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ☐ No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ☐ No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ☐ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
    Yes ☐ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________.

(ii) For Previous Expedited Private Placements: ______________________.

(iii) For this transaction: ______________________.

Total ((i) + (ii) + (iii)): ______________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   No.
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes.
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: Feb 29/06

Hugh Wynne
Name of Director and/or
Senior Officer

[signature]
Signature

Chairman
Official Capacity

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Bruce Mitchell 3432 Paul Anka Drive Ottawa, Ontario K1V 9K6 Tel: (613) 523-1114	Same	$2,500,000 of Debentures	3,575,000 common shares	<10%	NA
Stados Capital Inc. 17 Bennington Hts. Toronto, Ontario M4G 1A8 Tel: (416) 300-8023	Same	$80,000 of Debentures	100,000 common shares	<10%	NA
John Palmer 62 Malmsbury Ave. Winnipeg, Manitoba R2N 2V4	Same	$5,000 of Debentures	6,250 common shares	<10%	NA
Trainor Investments Ltd. 415 Park Blvd. N Winnipeg, Manitoba R3P 0H1 Tel: (204) 944-9707	Same	$1,200,000 of Debentures	7,500,000 common shares	<10%	NA
John Trainor 415 Park Blvd. N Winnipeg, Manitoba R3P 0H1 Tel: (204) 944-9707	Same	$800,000 of Debentures	7,500,000 common shares	<10%	NA
Ken Betzold 198 Edgewater Drive Winnipeg, Manitoba R2J 3G7 Tel: (204) 257-0561	Same	$100,000 of Debentures	211,550 common shares	<10%	NA
Gayle Andrews 47 Dacotah Road Dacotah, Manitoba R4K 1C1 Tel: (204) 735-2845	Same	$20,000 of Debentures	25,000 common shares	<10%	NA
Bill Gortemaker 140 Foch Avenue Winnipeg, Manitoba R2C 5H7 (204) 222-8788	Same	$15,000 of Debentures	46,125 common shares	<10%	NA
Thomas Borger 309 Lamont Blvd. Winnipeg, MB	Same	$25,000 of Debentures	70,250 common shares	<10%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstandin g Shares	***Insider=I ProGroup= P
R3P 0G2					
Ina Borger 309 Lamont Blvd. Winnipeg, MB R3P 0G2	Same	$25,000 of Debentures	66,250 common shares	<10%	NA
Rees Jones 51 Kilmarnock Bay Winnipeg, MB R2M 4R7	Same	$10,000 of Debentures	88,025 common shares	<10%	P
Rees Jones 51 Kilmarnock Bay Winnipeg, MB R2M 4R7	Same	$5,000 of Debentures	88,025 common shares	<10%	P
Tom Hendrikson 260 Merton St. Unit 609 Toronto, ON M5S 3G2	Same	$9,000 of Debentures	46,250 common shares	<10%	NA
Tom Hendrikson 260 Merton St. Unit 609 Toronto ON M4S 3G2	Same	$27,000 of Debentures	68,750 common shares	<10%	NA
Elaine Ali 931 Campbell St. Winnipeg, MB R3N 1C8 (204)489-6816	Same	$27,000 of Debentures	33,750 common shares	<10%	NA
Norm Coghlan 121 Irene St. Winnipeg MB R3T 4C7	Same	$30,000 of Debentures	57,50 common shares	<10%	NA
Norma Puls Unit 1402 200 Tuxedo Avenue Winnipeg, MB R3P 0R3	Same	$40,000 of Debentures	177,175 common shares	<10%	NA
Susan Puls 264 Lindenwood Dr. East Winnipeg, MB R3P 2G4	Same	$10,000 of Debentures	12,500 common shares	<10%	NA
Dexter Greenwood 19 Fairbrook Cove Winnipeg, MB R3T 5C1	Same	$35,000 of Debentures	83,750 common shares	<10%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Michele Greenwood 19 Fairbrook Cove Winnipeg, MB R3T 5C1	Same	$25,000 of Debentures	56,250 common shares	<10%	NA
TOTAL		**$4,988,000**			


TSX venture
EXCHANGE
TSX

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: San Gold Corporation (the "Issuer").

   Trading Symbol: SGR.

2. Date Price Reservation Form Filed: Not applicable .

   Date of News Release announcing Private Placement: February 20, 2006.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   No
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes

   c) Final Acceptance of a Non-Expedited Private Placement: No

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $1,967,000.

5. Proposed use of proceeds:

   Exploration and development program on the Issuer's mineral properties and general working capital for the Issuer.

6. (a) Description of shares to be issued:

(i) Class: Not applicable ______.

(ii) Number: ______.

(iii) Price per security: ______.

(b) Description of Warrants to be issued:

(i) Number of Warrants: Not applicable ______.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: ______.

(iii) Exercise price of Warrants: Year 1: ______ Year 2: ______

Tier 1 Only: Year 3: ______ Year 4 ______ Year 5 ______

(iv) Expiry date of Warrants: ______.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: $1,967,000 of 2 year senior convertible redeemable debentures (the "Debentures").

(ii) Number of Listed Shares to be issued on conversion: 2,458,750.

(iii) Expiry/Maturity date: Two years from the date of issuance .

(iv) Interest rate: Interest in the amount of 10% per annum is payable on the Debentures on each anniversary of the initial date of closing, which was February 28, 2006. If Debentures are acquired at a subsequent closing, interest on those Debentures will still be payable on the first and second anniversaries of the initial date of closing. In lieu of the foregoing, the holders of Debentures may elect to receive interest on the Debentures payable in Common Shares instead of cash at the same rate of interest per annum as set forth above. The deemed price at which the Common Shares are issued to Debentureholders in lieu of cash interest shall be the Market Price (as that term is defined by the Exchange) of the Common Shares as at the applicable interest payment date.

(v) Conversion terms: The Debentures are convertible, in whole or in part, into common shares of the Issuer at any time after the first anniversary of the issuance of the Debentures at a price of $0.80 per common share.

(vi) Default provisions: Standard default provisions, including but not limited to, the following: non-payment of principal and interest, breach of covenant, cross-defaults, de-listing of securities of the Issuer, ceasing to carry on business, voluntary or involuntary bankruptcy, insolvency or wind-up of the Issuer.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 2,458,750.

7. Issued and outstanding Listed Shares at the date of the price reservation: 92,232,885.

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
See attached Schedule "A"					
TOTAL					

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

The offering is to be non-brokered but certain individuals and registrants (including Jory Capital Inc.) will receive a 5% finder's fee for introducing investors to the Issuer.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Jory Capital Inc., 2070 – 360 Main Street, Winnipeg, MB R3C 3Z3 (was paid $27,250). Shawn Khunkhun, Suite 507,837 West Hastings St., Vancouver, BC V6C 3N6 (was paid $21,100).

(c) Cash 5% of the total proceeds of the offering from investors introduced by the finder to the Issuer.

(d) Securities Nil.

(e) Expiry date of any Agent's Option N/A.

(f) Exercise price of any Agent's Option N/A.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

None.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

No
If Yes, describe all relevant terms:

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ❑ No ❑

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ❑ No ❑

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ❑ No ❑

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ❑ No ❑

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ❑ No ❑

6. No new Control Person is created by the issuance of the Shares:
   Yes ❑ No ❑

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ❑ No ❑

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ❑ No ❑

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ❑ No ❑

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☐ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________________.

(ii) For Previous Expedited Private Placements: ____________________.

(iii) For this transaction: ______________________________.

Total ((i) + (ii) + (iii)): ______________________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   No.
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes.
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: March 23, 2006

Hugh Wynne
Name of Director and/or Senior Officer

[signature]
Signature

Chairman
Official Capacity

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	Value of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Kellogg Capital Group LLC 55 Broadway, 4th Floor New York, New York 10006 (212)607-5061	Same	$1,000,000 of Debentures	2,550,000 common shares	<10%	NA
Otis Brandon Munday 20709, 93 Avenue Langley, BC V1M 2W5 (604)888-7584	Same	$12,000 of Debentures	36,000 common shares	<10%	NA
Fred W. Green 1901-4134 Maywood Street Burnaby, BC V5H 4C9 (604)438-3302	Same	$10,000 of Debentures	50,000 common shares	<10%	NA
Munday Estates Ltd. 206-4400 Dominion Street Burnaby, BC V5G 4G3 (604)430-5624	Same	$400,000 of Debentures	500,000 common shares	<10%	NA
Douglas McPherson Box 95, Antonio St Bissett, MB R0E 0J0	Same	$5,000.00 of Debentures	16,250 common shares	<10%	NA
James Wedgewood 22 Paisley Pl Winnipeg, MB R3J 1C6 (204)888-9763	Same	$5,000.00 of Debentures	6,250 common shares	<10%	NA
Richard McPherson Box 95 Bissett, MB R0E 0J0	Same	$10,000.00 of Debentures	128,500 common shares	<10%	NA
Ha-Yeon Lee 5141 Portage Ave Headingley, MB R4H 1E1 (204)999-8888	Same	$10,000.00 of Debentures	39,875 common shares	<10%	NA
Don Burback Box 207 Yorklake Rd, Lot 3 Yorkton, SK S3N 2V7	Same	$10,000.00 of Debentures	76,000 common	<10%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	Value of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
			shares		
Ken Haugen PO Box 2766 The Pas, MB R9A 1M6 (204)623-5437	Same	$25,000.00 of Debentures	64,100 common shares	<10%	NA
Bev Schubert 7 Wendover Pl Winnipeg, MB R3T 4P1	Same	$25,000.00 of Debentures	46,250 common shares	<10%	NA
Richard Cooke and/or Judith Cooke JTWROS PO Box 129 Coleman, AB T0K 0M0	Same	$50,000.00 of Debentures	570,500 common shares	<10%	NA
William Raap 281 Symington Rd Winnipeg, MB R2C 5J7	Same	$25,000.00 of Debentures	69,125 common shares	<10%	NA
Charles Murray Workman 45 Wolsley St Kenora, ON P9N 3W7	Same	$25,000.00 of Debentures	305,000 common shares	<10%	NA
Maureen Hosegood 309 Victoria Cres Winnipeg, MB R2M 1X8 (204)256-2426	Same	$45,000.00 of Debentures	124,688 common shares	<10%	NA
Robert Stenson 761B McMillan Ave Winnipeg, MB R3M 0S9 (204)489-1855	Same	$75,000.00 of Debentures	93,750 common shares	<10%	NA
Robert Stenson 761B McMillan Ave Winnipeg, MB R3M 0S9 (204)489-1855	Same	$25,000.00 of Debentures	31,250 common shares	<10%	NA
David Derwin 3359 Howe Ave Winnipeg, MB R3S 1B8 (204)925-5204	Same	$22,000.00 of Debentures	114,500 common shares	<10%	P

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	Value of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Lila Goodspeed 10 River Park Close Winnipeg, MB R2M 4T8 (204)255-4139	Same	$10,000.00 of Debentures	12,500 common shares	<10%	NA
E-Lab-Or-8 Inc. 168 Amber Trail Winnipeg, MB R2P 2S4 (204)632-9236	Same	$10,000.00 of Debentures	12,500 common shares	<10%	NA
Leroy Freisen Box 113 Rosenort, MB R0G 1W0 (204)746-2348	Same	$10,000.00 of Debentures	12,500 common shares	<10%	NA
William Teichroew PO Box 582 Carberry, MB R0K 0H0 (204)476-3303	Same	$28,000.00 of Debentures	35,000 common shares	<10%	NA
Perry Kimelman 632 Holland Blvd Winnipeg, MB R3P 1X2 (204)832-1860	Same	$30,000.00 of Debentures	153,238 common shares	<10%	NA
East Leigh Medical Corp 3rd Floor, 425 St. Mary Ave Winnipeg, MB R3C 0N2 (204) 957-3228	Same	$10,000.00 of Debentures	56,300 common shares	<10%	NA
Springhill Colony Farms Ltd PO Box 849 Neepawa, MB R0J 1H0 (204)476-2715	Same	$40,000.00 of Debentures	50,000 common shares	<10%	NA
Genno Cianflone and/or Theresa Cianflone JTWROS 610 Dufferin Ave Winnipeg, MB R2W 2Z2 (204)480-1526	Same	$10,000.00 of Debentures	12,500 common shares	<10%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	Value of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Brenda Leipsic 23 Shorecrest Dr Winnipeg, MB R3P 1N8 (204)487-3366	Same	$20,000.00 of Debentures	55,000 common shares	<10%	NA
Gerry Aubin and/or Gail Aubin JTWROS Box 1089 Carman, MB R0G 0J0 (204)745-6703	Same	$10,000.00 of Debentures	12,500 common shares	<10%	NA
Terry Dick 107 Beechtree Crescent Winnipeg, MB R2M 5K9 (204)256-4778	Same	$10,000.00 of Debentures	12,500 common shares	<10%	NA




TSX venture
EXCHANGE
TSX

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: San Gold Corporation (the "Issuer").

   Trading Symbol: SGR.

2. Date Price Reservation Form Filed: Not applicable .

   Date of News Release announcing Private Placement: February 20, 2006.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   No
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes

   c) Final Acceptance of a Non-Expedited Private Placement: No

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $3,045,000.

5. Proposed use of proceeds:

   Exploration and development program on the Issuer's mineral properties and general working capital for the Issuer.

6. (a) Description of shares to be issued:

(i) Class: Not applicable ______.

(ii) Number: ______.

(iii) Price per security: ______.

(b) Description of Warrants to be issued:

(i) Number of Warrants: Not applicable ______.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: ______.

(iii) Exercise price of Warrants: Year 1: ______ Year 2: ______

Tier 1 Only: Year 3: ______ Year 4 ______ Year 5 ______

(iv) Expiry date of Warrants: ______.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: $3,045,000 of 2 year senior convertible redeemable debentures (the "Debentures").

(ii) Number of Listed Shares to be issued on conversion: 3,806,250.

(iii) Expiry/Maturity date: Two years from the date of issuance .

(iv) Interest rate: Interest in the amount of 10% per annum is payable on the Debentures on each anniversary of the initial date of closing, which was February 28, 2006. If Debentures are acquired at a subsequent closing, interest on those Debentures will still be payable on the first and second anniversaries of the initial date of closing. In lieu of the foregoing, the holders of Debentures may elect to receive interest on the Debentures payable in Common Shares instead of cash at the same rate of interest per annum as set forth above. The deemed price at which the Common Shares are issued to Debentureholders in lieu of cash interest shall be the Market Price (as that term is defined by the Exchange) of the Common Shares as at the applicable interest payment date.

(v) Conversion terms: The Debentures are convertible, in whole or in part, into common shares of the Issuer at any time after the first anniversary of the issuance of the Debentures at a price of $0.80 per common share.

(vi) Default provisions: Standard default provisions, including but not limited to, the following: non-payment of principal and interest, breach of covenant, cross-defaults, de-listing of securities of the Issuer, ceasing to carry on business, voluntary or involuntary bankruptcy, insolvency or wind-up of the Issuer.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 3,806,250.

7. Issued and outstanding Listed Shares at the date of the price reservation: 92,232,885.

8. **Placees**

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
See attached Schedule "A"					
TOTAL					

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

The offering is to be non-brokered but certain individuals and registrants (including Jory Capital Inc.) will receive a 5% finder's fee for introducing investors to the Issuer.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes
If No, provide details regarding the relationship to the Issuer:

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Jory Capital Inc., 2070 – 360 Main Street, Winnipeg, MB R3C 3Z3 (was paid $50,000).

Bill McCulloch, 1094 Dudley Avenue, Winnipeg, MB R3M 1S8 (was paid $5,000)

(c) Cash 5% of the total proceeds of the offering from investors introduced by the finder to the Issuer.

(d) Securities Nil.

(e) Expiry date of any Agent's Option N/A.

(f) Exercise price of any Agent's Option N/A.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

None.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)? No

If Yes, describe all relevant terms:

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ❑ No ❑

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ❑ No ❑

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ❑ No ❑

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ❑ No ❑

5. The proceeds are to be expended on a business or asset for which the Issuer has received Exchange Acceptance:
   Yes ❑ No ❑

6. No new Control Person is created by the issuance of the Shares:
   Yes ❑ No ❑

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ❑ No ❑

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ❑ No ❑

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ❑ No ❑

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☐ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________________.

(ii) For Previous Expedited Private Placements: ____________________.

(iii) For this transaction: ___________________________________.

Total ((i) + (ii) + (iii)): ____________________________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   No.
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes.
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: April 5, 2006

Hugh Wynne
Name of Director and/or
Senior Officer

[signature]
Signature

Chairman
Official Capacity

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	Value of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Daniel K. Hanlon 2735 Greensburg Road North Canton, Ohio 44720	Same	$200,000	250,000	<10%	NA
DCF DFW Holdco Inc. 30th Floor, 360 Main Street Winnipeg, Manitoba R3C 4G1	Same	$45,000	206,250	<10%	NA
Robert Dyck 2102 Henderson Hwy. Winnipeg, Manitoba R2G 1P6	Same	$25,000	895,416	<10%	NA
Daniel John Lindsay Medical Corporation 30 St. Edmunds Bay Winnipeg, Manitoba R3T 3M6	Same	$50,000	487,620	<10%	NA
Margaret E. Warrian 41 Stradbrooke Place Dauphin, Manitoba R7N 0M8	Same	$25,000	31,250	<10%	NA
Bruce Mitchell 3432 Paul Anka Drive Ottawa, Ontario K1V 9K6	Same	$1,700,000	5,700,000	<10%	NA
Brad Sigvaldson 201 Red River Blvd W Winnipeg, MB R2V 3Y7	Same	$30,000.00	91,500	<10%	NA
Brad Sigvaldson 201 Red River Blvd W Winnipeg, MB R2V 3Y7	Same	$20,000.00	91,500	<10%	NA
Ken Penner 145 Balfour Ave Winnipeg, MB R3L 1N2	Same	$10,000.00	55,000	<10%	NA
John Schubert 7 Wendover Pl Winnipeg, MB R3T 4P1	Same	$10,000.00	78,500	<10%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	Value of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Richard Workman 134 Bard Blvd Winnipeg, MB R3P 1G5	Same	$10,000.00	12,500	<10%	NA
Robert Garroni 654 Queenston St Winnipeg, MB R3N 0X5	Same	$10,000.00	12,500	<10%	NA
Cam Roy and/or Marlene Roy 70 Kilmarnock Bay Winnipeg, MB R2M 4Z8	Same	$25,000.00	31,250	<10%	NA
Babette Cohen 1045 Wellington Cres Winnipeg, MB R3M 0A7	Same	$40,000.00	60,500	<10%	NA
Real Tetrault Box 74 Emerson, MB R0A 0L0	Same	$25,000.00	31,250	<10%	NA
Richard Leicht 120 Handsart Blvd Winnipeg, MB R3R 2L9	Same	$20,000.00	85,225	<10%	NA
Cliff Davis Photography Ltd. 28 Vanderbilt Dr Winnipeg, MB R3Y 1M8	Same	$25,000.00	91,250	<10%	NA
Ralf Miner 167 Desjardins Dr Winnipeg, MB R3X 1K7	Same	$8,000.00	10,000	<10%	NA
Bruce Barkwell and/or Carol Barkwell 631 Waterloo St Winnipeg, MB R3N 0T2	Same	$7,000.00	23,750	<10%	NA
Ivan Sabourin Box 384, 22 - 1st Ave SW St. Jean Baptiste, MB R0G 2B0	Same	$15,000.00	18,750	<10%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	Value of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Nancy Stefaniuk 70 River Pointe Dr Winnipeg, MB R2M 5N6	Same	$10,000.00	12,500	<10%	NA
4021550 MB Ltd. 40 Driscoll Cres Winnipeg, MB R3P 0V1	Same	$50,000.00	62,500	<10%	NA
Bruce Docking 13154 Crescent Rd Surrey, BC V4P 1J8	Same	$20,000.00	25,000	<10%	NA
Lyall Franck PO Box 1495 Killarney, MB R0K 1G0	Same	$20,000.00	25,000	<10%	NA
Shane Devlin 48 Prominence View SW Calgary, AB T3H 3M8	Same	$10,000.00	12,500	<10%	NA
Alana Lazareck-Devlin 48 Prominence View SW Calgary, AB T3H 3M8	Same	$10,000.00	12,500	<10%	NA
Michael Angers 27 Oakhill Pt Winnipeg, MB R3Y 1K2	Same	$9,000.00	20,250	<10%	NA
Rey Pagtakhan 3742 Henderson Hwy Winnipeg, MB R2E 1M1	Same	$15,000.00	18,750	<10%	NA
Jean-Guy Fillion PO Box 1534 Winkler, MB R6W 4B4	Same	$50,000.00	62,500	<10%	NA
Terry Voss 93 Rushmore Rd Winnipeg, MB R2G 3L9	Same	$20,000.00	43,000	<10%	NA
Judith Cooke PO Box 129 Coleman, AB	Same	$15,000.00	43,750	<10%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	Value of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup= P
T0K 0M0					
Robert Dzisiak 3 Hardy Bay Winnipeg, MB R2M 5M5	Same	$50,000.00	62,500	<10%	NA
3645488 MB Ltd 663 Stafford St Winnipeg, MB R3M 2X7	Same	$10,000.00	12,500	<10%	NA
Jonathan Grunert Box 1847 Yorkton, SK S3N 3R2	Same	$20,000.00	25,000	<10%	NA
Bonnie Grunert and/or Kent Grunert PO Box 1847 Stn Del. Centre Yorkton, SK S3N 3R2	Same	$40,000.00	79,000	<10%	NA
Jim Thomas and/or Heather Thomas 58 Elm Park Rd Winnipeg, MB R2M 0V9	Same	$10,000.00	12,500	<10%	NA
Rhonda Claerhout 95 Alexander Cres Red Deer, AB T4R 2T2	Same	$30,000.00	120,338	<10%	NA
Wesley Rist 254 Southbridge Dr Winnipeg, MB R2J 4A6	Same	$16,000.00	20,000	<10%	NA
Perry Kimelman 632 Holland Blvd Winnipeg, MB R3P 1X2	Same	$8,000.00	125,738	<10%	NA
Ervin Friesen Box 167 Rosenort, MB R0G 1W0	Same	$25,000.00	37,250	<10%	NA
Lance Middleton 31 Carlos Lane Winnipeg, MB R3R 2L9	Same	$5,000.00	6,250	<10%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	Value of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Fabio Esposito 87 Kinkora Dr Winnipeg, MB R3R 2P5	Same	$10,000.00	12,500	<10%	NA
George Grigaitis 766 McMillan Ave Winnipeg, MB R3M 0V3	Same	$85,000.00	296,750	<10%	NA
Shauna Angers 27 Oakhill pt Winnipeg, MB R3Y 1K1	Same	$8,000.00	10,000	<10%	NA
Gord Machej 22 Matlock Cres Winnipeg, MB R3R 3H7	Same	$20,000.00	55,000	<10%	NA
Brian Kelly 218 Waterloo St Winnipeg, MB R3N 0S5	Same	$64,000.00	99,998	<10%	NA
Richard Cooke PO Box 129 Coleman, AB T0K 0M0	Same	$12,000.00	560,500	<10%	NA
Anvers Inc. 125 Aldershot Blvd Winnipeg, MB R3P 0E2	Same	$25,000.00	31,250	<10%	NA
Daren Lautermilch 66 Edgebrook Cove NW Calgary, AB T3A 5N5	Same	$8,000.00	10,000	<10%	NA
Roddy Premsukh and/or Nandy Premsukh Jtwros 143 Fulton St Winnipeg, MB R2N 4C2	Same	$5,000.00	6,250	<10%	NA
Laureen Spitzke 74 Cassin Cres Winnipeg, MB R3X 1S5	Same	$8,000.00	34,750	<10%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	Value of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Stuart Spitzke 74 Cassin Cres Winnipeg, MB R3X 1S5	Same	$20,000.00	28,500	<10%	NA
Laureen Spitzke 74 Cassin Cres Winnipeg, MB R3X 1S5	Same	$17,000.00	34,750	<10%	NA
Gerald F. Reimer 200 Newcombe Cres Winnipeg, MB R2J 3T6	Same	$20,000.00	25,000	<10%	NA




TSX venture
EXCHANGE
TSX

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: San Gold Corporation (the "Issuer").

   Trading Symbol: SGR.

2. Date Price Reservation Form Filed: April 6, 2006.

   Date of News Release announcing Private Placement: April 12, 2006.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: No

   c) Final Acceptance of a Non-Expedited Private Placement: No

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $2,000,000.

5. Proposed use of proceeds:

   Exploration and development program on the Issuer's mineral properties and general working capital.

6. (a) Description of shares to be issued:

   (i) Class: Common Shares.

   (ii) Number: 2,000,000 Common Shares.

   (iii) Price per security: $1.00 per Common Share.

   (b) Description of Warrants to be issued:

   (i) Number of Warrants: Nil ______________________.

   (ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: N/A.

   (iii) Exercise price of Warrants: Year 1: ______ Year 2: ______________

   Tier 1 Only: Year 3: _________ Year 4 ___________ Year 5 ___________

   (iv) Expiry date of Warrants: ______________________.

   (c) Description of Convertible Securities to be issued:

   (i) Number/ Aggregate principal amount: N/A.

   (ii) Number of Listed Shares to be issued on conversion: ______________.

   (iii) Expiry/Maturity date: ______________________________.

   (iv) Interest rate: ______________________________.

   (v) Conversion terms: ______________________________.

   (vi) Default provisions: ______________________________.

   (d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 2,000,000.

7. Issued and outstanding Listed Shares at the date of the price reservation: 101,946,336.

8. **Placees**

   (a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will

become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
See attached Schedule "A"					

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

None.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
N/A
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

N/A.

(c) Cash N/A.

(d) Securities N/A.

(e) Expiry date of any Agent's Option N/A.

(f) Exercise price of any Agent's Option N/A.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

None.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

None.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

No.

If Yes, describe all relevant terms:

____

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes

5. The proceeds are to be expended on a business or asset for which the Issuer has received Exchange Acceptance:
   Yes

6. No new Control Person is created by the issuance of the Shares:
   NA

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: None.

(ii) For Previous Expedited Private Placements: 13,460,819.

(iii) For this transaction: 2,000,000.

Total ((i) + (ii) + (iii)): 15,460,819.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   NA.
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes.
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following: NA.

   a) the name(s) of the new Control Person(s)

   ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: April 19, 2006

Hugh Wynne
Name of Director and/or
Senior Officer

[signature]
Signature

Chairman
Official Capacity

SCHEDULE "A"

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer (# of Shares)	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Sprott Asset Management Inc. as portfolio manager of various funds Royal Bank Plaza, South Tower 200 Bay Street, Ste. 2700, Box 27 Toronto, ON M5J 2J1	Same	758,000	758,000	<10%	NA
Sprott Asset Management Inc. as portfolio manager of various funds Royal Bank Plaza, South Tower 200 Bay Street, Ste. 2700, Box 27 Toronto, ON M5J 2J1	Same	1,084,000	1,084,000	<10%	NA
Sprott Asset Management Inc. as portfolio manager of various funds Royal Bank Plaza, South Tower 200 Bay Street, Ste. 2700, Box 27 Toronto, ON M5J 2J1	Same	58,000	58,000	<10%	NA
Sprott Asset Management Inc. as portfolio manager of various funds Royal Bank Plaza, South Tower 200 Bay Street, Ste. 2700, Box 27 Toronto, ON M5J 2J1	Same	52,000	52,000	<10%	NA
Sprott Asset Management Inc. as portfolio manager of various funds Royal Bank Plaza, South Tower 200 Bay Street, Ste. 2700, Box 27 Toronto, ON M5J 2J1	Same	12,000	12,000	<10%	NA
Sprott Asset Management Inc. as portfolio manager of various funds Royal Bank Plaza, South	Same	36,000	36,000	<10%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer (# of Shares)	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Tower 200 Bay Street, Ste. 2700, Box 27 Toronto, ON M5J 2J1					


TSX venture
EXCHANGE
TSX

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: San Gold Corporation (the "Issuer").

   Trading Symbol: SGR.

2. Date Price Reservation Form Filed: Not applicable .

   Date of News Release announcing Private Placement: October 11, 2006.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   No
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes

   c) Final Acceptance of a Non-Expedited Private Placement: No

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $810,000.

5. Proposed use of proceeds:

   Development of the Issuer's mines and mineral properties and general working capital for the Issuer.

6. (a) Description of shares to be issued:

(i) Class: Not applicable ______________________.

(ii) Number: ______________________.

(iii) Price per security: ______________________.

(b) Description of Warrants to be issued:

(i) Number of Warrants: Not applicable ______________________.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: ______________________.

(iii) Exercise price of Warrants: Year 1: ____________ Year 2: __________

Tier 1 Only: Year 3:__________ Year 4____________ Year 5____________

(iv) Expiry date of Warrants: ______________________.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: $810,000 worth of Series B 10% 2 year senior convertible redeemable debentures (the "Debentures").

(ii) Number of Listed Shares to be issued on conversion: 506,250.

(iii) Expiry/Maturity date: Two years from the initial date of issuance .

(iv) Interest rate: Interest in the amount of 10% per annum is payable on the Debentures on each anniversary of the initial date of closing. If Debentures are acquired at a subsequent closing, interest on those Debentures will still be payable on the first (pro rated from the initial closing date) anniversary and second anniversary of the initial date of closing. In lieu of the foregoing, the holders of Debentures may elect to receive interest on the Debentures payable in Common Shares instead of cash at the same rate of interest per annum as set forth above. The deemed price at which the Common Shares are issued to Debentureholders in lieu of cash interest shall be the Market Price (as that term is defined by the Exchange) of the Common Shares as at the applicable interest payment date.

(v) Conversion terms: The Debentures are convertible, in whole or in part, into common shares of the Issuer at any time after the first anniversary of

the initial issuance of the Debentures at a price of $1.60 per common share.

(vi) Default provisions: Standard default provisions, including but not limited to, the following: non-payment of principal and interest, breach of covenant, cross-defaults, de-listing of securities of the Issuer, ceasing to carry on business, voluntary or involuntary bankruptcy, insolvency or wind-up of the Issuer.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 506,250.

7. Issued and outstanding Listed Shares at the date of the price reservation: 124,800,817.

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
See attached Schedule "A"					
TOTAL					

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

The offering is to be non-brokered but certain individuals and registrants (including Jory Capital Inc.) will receive a 5% finder's fee for introducing investors to the Issuer.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Arness Cordick, Suite 507, 837 West Hasting Street, Vancouver, BC V6C 3N6.

(c) Cash 5% of the total proceeds of the offering from investors introduced by the finder to the Issuer.

(d) Securities Nil.

(e) Expiry date of any Agent's Option N/A.

(f) Exercise price of any Agent's Option N/A.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

None.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

No

If Yes, describe all relevant terms:

____

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ❑ No ❑

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ❑ No ❑

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ❑ No ❑

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ❑ No ❑

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ❑ No ❑

6. No new Control Person is created by the issuance of the Shares:
   Yes ❑ No ❑

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ❑ No ❑

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ❑ No ❑

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ❑ No ❑

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ❑ No ❑

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________.

(ii) For Previous Expedited Private Placements: ______________________.

(iii) For this transaction: ______________________.

Total ((i) + (ii) + (iii)): ______________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   No.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   NA ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ❑ No ❑

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: Oct 18/06

Hugh Wynne
Name of Director and/or
Senior Officer

[signature]
Signature

Chairman
Official Capacity

SCHEDULE "A"

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Fred Green 1901 – 4134 Maywood Street Burnaby, BC V5H 4C9 Tel: (604) 438-3302	**Same**	$10,000 of Debentures	56,250 common shares	<10%	NA
Munday Home Sales Ltd. #206 – 4400 Dominion St. Burnaby, BC V5G 4G3 Tel: (604) 430-5624	Same	$800,000 of Debentures	500,000 common shares	<10%	NA


TSX venture
EXCHANGE
TSX

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: San Gold Corporation (the "Issuer").

   Trading Symbol: SGR.

2. Date Price Reservation Form Filed: Not applicable .

   Date of News Release announcing Private Placement: October 11, 2006.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   No
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: No

   c) Final Acceptance of a Non-Expedited Private Placement: Yes

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $2,144,000.

5. Proposed use of proceeds:

   Development of the Issuer's mines and mineral properties and general working capital for the Issuer.

6. (a) Description of shares to be issued:

(i) Class: Not applicable ______________________.

(ii) Number: ______________________.

(iii) Price per security: ______________________.

(b) Description of Warrants to be issued:

(i) Number of Warrants: Not applicable ______________________.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: ______________________.

(iii) Exercise price of Warrants: Year 1: __________ Year 2: __________

Tier 1 Only: Year 3:__________ Year 4__________ Year 5__________

(iv) Expiry date of Warrants: ______________________.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: $2,144,000 worth of Series B 10% 2 year senior convertible redeemable debentures (the "Debentures").

(ii) Number of Listed Shares to be issued on conversion: 1,340,000.

(iii) Expiry/Maturity date: Two years from the initial date of issuance .

(iv) Interest rate: Interest in the amount of 10% per annum is payable on the Debentures on each anniversary of the initial date of closing (October 18, 2006). If Debentures are acquired at a subsequent closing, interest on those Debentures will still be payable on the first (pro rated from the initial closing date) anniversary and second anniversary of the initial date of closing. In lieu of the foregoing, the holders of Debentures may elect to receive interest on the Debentures payable in Common Shares instead of cash at the same rate of interest per annum as set forth above. The deemed price at which the Common Shares are issued to Debentureholders in lieu of cash interest shall be the Market Price (as that term is defined by the Exchange) of the Common Shares as at the applicable interest payment date.

(v) Conversion terms: The Debentures are convertible, in whole or in part, into common shares of the Issuer at any time after the first anniversary of

the initial issuance of the Debentures at a price of $1.60 per common share.

(vi) Default provisions: Standard default provisions, including but not limited to, the following: non-payment of principal and interest, breach of covenant, cross-defaults, de-listing of securities of the Issuer, ceasing to carry on business, voluntary or involuntary bankruptcy, insolvency or wind-up of the Issuer.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 1,340,000.

7. Issued and outstanding Listed Shares at the date of the price reservation: 124,800,817.

8. **Placees**

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
See attached Schedule "A"					
TOTAL					

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

The offering is to be non-brokered but certain individuals and registrants (including Jory Capital Inc.) will receive a 5% finder's fee for introducing investors to the Issuer.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer. Yes
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Arness Cordick, Suite 507, 837 West Hasting Street, Vancouver, BC V6C 3N6 - $2,500.

Jory Capital Inc., 2070 – 360 Main Street, Winnipeg, MB R3C 3Z3 – $48,200.

Blackmont Capital Inc., Suite 2200, 440 2nd Ave. SW, Calgary, AB, T2P 5E9 - $5,000.

WW Consulting Ltd., 135 George Street South, Toronto, ON M5A 4E8 - $50,000.

(c) Cash 5% of the total proceeds of the offering from investors introduced by the finder to the Issuer.

(d) Securities Nil.

(e) Expiry date of any Agent's Option N/A.

(f) Exercise price of any Agent's Option N/A.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

None.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

No

If Yes, describe all relevant terms:

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ❑ No ❑

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ❑ No ❑

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ❑ No ❑

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ❑ No ❑

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ❑ No ❑

6. No new Control Person is created by the issuance of the Shares:
   Yes ❑ No ❑

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ❑ No ❑

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ❑ No ❑

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ❑ No ❑

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ❑ No ❑

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ________________________________.

(ii) For Previous Expedited Private Placements: ____________________.

(iii) For this transaction: __________________________________.

Total ((i) + (ii) + (iii)): __________________________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   No.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   NA ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: October 27, 2006

Hugh Wynne
Name of Director and/or
Senior Officer

[signature]
Signature

Chairman
Official Capacity

SCHEDULE "A"

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	$ of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Watson Mobile Homes Ltd. 33466 Balsam Avenue Mission, BC V2V 5W6 Tel: 604-820-4471	Same	$50,000 of Debentures	56,250	<5%	NA
Tom Simmons 750 – 630 6th Avenue SW Calgary, AB T2P 0S8	Same	$100,000 of Debentures	112,500	<5%	NA
Bruce Mitchell 3432 Paul Anka Drive Ottawa, ON M1V 9K6	Same	$1,000,000 of Debentures	6,325,000	5.07%	NA
Charles Murray Workman 45 Wolsley St Kenora, ON P9N 3W7	Same	$65,000.00 of Debentures	299,677	<5%	NA
Beverley Schubert 7 Wendover Pl Winnipeg, MB R3T 4P1	Same	$25,000.00 of Debentures	73,875	<5%	NA
Tom Borger 309 Lamont Blvd Winnipeg, MB R3P 0G2	Same	$50,000.00 of Debentures	101,500	<5%	NA
Ina Borger 309 Lamont Blvd Winnipeg, MB R3P 0G2	Same	$60,000.00 of Debentures	103,750	<5%	NA
Bruce Docking 13154 Crescent Rd Surrey, BC V4P 1J8	Same	$20,000.00 of Debentures	37,500	<5%	NA
Dexter Greenwood 19 Fairbrook Cove Winnipeg, MB R3T 5C1	Same	$30,000.00 of Debentures	102,500	<5%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	$ of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Ed Bredin Box 4025 RR1 Oakbank, MB R0E 1J3	Same	$25,000.00 of Debentures	15,625	<5%	NA
Rees Jones 51 Kilmarnock Bay Winnipeg, MB R2M 4R7	Same	$10,000.00 of Debentures	95,005	<5%	P
John Schubert 7 Wendover Pl Winnipeg, MB R3T 4P1	Same	$10,000.00 of Debentures	84,750	<5%	NA
William Raap 281 Symington Rd Winnipeg, MB R2C 5J7	Same	$25,000.00 of Debentures	57,375	<5%	NA
Susan Puls 264 Lindenwood Dr East Winnipeg, MB R3P 2G4	Same	$20,000.00 of Debentures	30,000	<5%	NA
Norma Puls 200 Tuxedo Ave Winnipeg, MB R3P 0R3	Same	$100,000.00 of Debentures	240,729	<5%	NA
Tom Hendrikson #609 - 260 Merton St Toronto, ON M4S 3G2	Same	$42,000.00 of Debentures	80,000	<5%	NA
Elane Ali 931 Campbell St. Winnipeg, MB R3N 1C8	Same	$75,000.00 of Debentures	140,625	<5%	NA
Terry Dick 107 Beechtree Cr Winnipeg, MB R2M 5K9	Same	$10,000.00 of Debentures	18,750	<5%	NA
Hugo & Herta Peters 177 Lakewood Blvd Winnipeg, MB R2J 2M9	Same	$25,000.00 of Debentures	15,625	<5%	NA
Harley Schachter 1900-155 Carlton St. Winnipeg, MB R3C 3H8	Same	$9,000.00 of Debentures	9,125	<5%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	$ of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Cam and Marlene Roy 70 Kilmarnock Bay Winnipeg, MB R2M 4Z8	Same	$25,000.00 of Debentures	46,875	<5%	NA
Norman Coghlan 121 Irene St. Winnipeg, MB R3T 4C7	Same	$65,000.00 of Debentures	128,125	<5%	NA
Gordon and Joanne Obuck 2 Langrill Dr. Yorkton, SK S3N 3M8	Same	$10,000.00 of Debentures	6,250	<5%	NA
Tri-Don Hldgs Box 207 Yorkdale Rd Lot 31 Yorkton, SK S3N 2V7	Same	$25,000.00 of Debentures	88,525	<5%	NA
Joe & Lucy Roske Box 1354 Melville, SK S0A 2P0	Same	$50,000.00 of Debentures	31,250	<5%	NA
Dennis & Sonia Engle 73 Stewart Cr. Yorkton, SK S3N 3J4	Same	$12,000.00 of Debentures	7,500	<5%	NA
Vern & Marilyn Fowlie Box 32 Rhein, SK S0A 3K0	Same	$11,000.00 of Debentures	6,875	<5%	NA
John Wiens Box 424 Grunthal, MB R0A 0R0	Same	$10,000.00 of Debentures	22,750	<5%	NA
Darren Enns Box 5 Domain, MB R0G 0M0	Same	$14,000.00 of Debentures	8,750	<5%	NA
Darren & Tracy Enns Box 5 Domain, MB R0G 0M0	Same	$10,000.00 of Debentures	6,250	<5%	NA
David Derwin 3359 Howe Ave Winnipeg, MB	Same	$9,000.00 of Debentures	155,825	<5%	P

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	$ of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
R3S 1B8					
Melanie Derwin 3359 Howe Ave Winnipeg, MB R3S 1B8	Same	$18,000.00 of Debentures	161,450	<5%	P
Victor Fehr 88 Maple St Morden, MB R6M 1H4	Same	$19,000.00 of Debentures	27,875	<5%	NA
E-Lab-Or-8 Inc 168 Amber Trail Winnipeg, MB R2P 2S4	Same	$10,000.00 of Debentures	21,950	<5%	NA
Real Tetrault Box 74 Emerson, MB R0A 0L0	Same	$25,000.00 of Debentures	46,875	<5%	NA
Ken Galloway 271 Butte St Central Butte, SK S0M 0T0	Same	$10,000.00 of Debentures	9,250	<5%	NA
Springhill Colony Farms Ltd PO Box 849 Neepawa, MB R0J 1H0	Same	$30,000.00 of Debentures	68,750	<5%	NA
Babette Cohen 1045 Wellington Cr Winnipeg, MB R3M 0A7	Same	$10,000.00 of Debentures	56,250	<5%	NA


TSX venture
EXCHANGE
TSX

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: San Gold Corporation (the "Issuer").

   Trading Symbol: SGR.

2. Date Price Reservation Form Filed: Not applicable .

   Date of News Release announcing Private Placement: October 11, 2006.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   No
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: No

   c) Final Acceptance of a Non-Expedited Private Placement: Yes

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $2,473,000.

5. Proposed use of proceeds:

   Development of the Issuer's mines and mineral properties and general working capital for the Issuer.

6. (a) Description of shares to be issued:

(i) Class: Not applicable ______.

(ii) Number: ______.

(iii) Price per security: ______.

(b) Description of Warrants to be issued:

(i) Number of Warrants: Not applicable ______.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: ______.

(iii) Exercise price of Warrants: Year 1: ______ Year 2: ______

Tier 1 Only: Year 3:______ Year 4______ Year 5______

(iv) Expiry date of Warrants: ______.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: $2,473,000 worth of Series B 10% 2 year senior convertible redeemable debentures (the "Debentures").

(ii) Number of Listed Shares to be issued on conversion: 1,545,625.

(iii) Expiry/Maturity date: Two years from the initial date of issuance .

(iv) Interest rate: Interest in the amount of 10% per annum is payable on the Debentures on each anniversary of the initial date of closing (October 18, 2006). If Debentures are acquired at a subsequent closing, interest on those Debentures will still be payable on the first (pro rated from the initial closing date) anniversary and second anniversary of the initial date of closing. In lieu of the foregoing, the holders of Debentures may elect to receive interest on the Debentures payable in Common Shares instead of cash at the same rate of interest per annum as set forth above. The deemed price at which the Common Shares are issued to Debentureholders in lieu of cash interest shall be the Market Price (as that term is defined by the Exchange) of the Common Shares as at the applicable interest payment date.

(v) Conversion terms: The Debentures are convertible, in whole or in part, into common shares of the Issuer at any time after the first anniversary of

the initial issuance of the Debentures at a price of $1.60 per common share.

(vi) Default provisions: Standard default provisions, including but not limited to, the following: non-payment of principal and interest, breach of covenant, cross-defaults, de-listing of securities of the Issuer, ceasing to carry on business, voluntary or involuntary bankruptcy, insolvency or wind-up of the Issuer.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 1,545,625.

7. Issued and outstanding Listed Shares at the date of the price reservation: 124,800,817.

8. **Placees**

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
See attached Schedule "A"					
TOTAL					

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

The offering is to be non-brokered but certain individuals and registrants (including Jory Capital Inc.) will receive a 5% finder's fee for introducing investors to the Issuer.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer. Yes
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Arness Cordick, Suite 507, 837 West Hasting Street, Vancouver, BC V6C 3N6 - $8,500.

Jory Capital Inc., 2070 – 360 Main Street, Winnipeg, MB R3C 3Z3 – $102,850.

Canaccord Capital Corporation, 2200-609 Granville St., Vancouver, BC, V7Y 1H2 - $4,750.

BMO Nesbitt Burns, 1 First Canadian Place, 47th Floor, PO Box 150, Toronto, ON M5X 1H3 - $4,800.

National Bank Financial, 360 Main Street, Suite 2100, Winnipeg, MB, R3C 3Z3 - $1,750.

(c) Cash 5% of the total proceeds of the offering from investors introduced by the finder to the Issuer.

(d) Securities Nil.

(e) Expiry date of any Agent's Option N/A.

(f) Exercise price of any Agent's Option N/A.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

None.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

    N/A.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

    No
    If Yes, describe all relevant terms:

    ____

    ____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ❑ No ❑

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ❑ No ❑

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ❑ No ❑

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ❑ No ❑

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ❑ No ❑

6. No new Control Person is created by the issuance of the Shares:
   Yes ❑ No ❑

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ❑ No ❑

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ❑ No ❑

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ❑ No ❑

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☐ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________________ .

(ii) For Previous Expedited Private Placements: ____________________ .

(iii) For this transaction: ________________________________ .

Total ((i) + (ii) + (iii)): ________________________________ .

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   No.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   NA____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: November 22, 2006

Dale Ginn
Name of Director and/or
Senior Officer

[signature]
Signature

President
Official Capacity

SCHEDULE "A"

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	$ of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup =P
Mischa P. Melnik 10 Orchard Cr Guelph, ON N1E 1X1 (519) 822-5917	Same	$10,000	6,250	<10%	NA
Robert Roy 18 McGill Place Regina, SK S4A 6R7	Same	$50,000	31,250	<10%	NA
R.H. Garwood 3344 20 Sideroad RR#1 Campbellville, ON L0P 1B0 (905) 854-2470	Same	$10,000	6,250	<10%	NA
Robert Radtke 471 Regency Crescent Waterloo, ON N2T 1P3 (519) 747-3777	Same	$100,000	127,500	<10%	NA
Andrea Ratuski 128 Evanson Winnipeg, MB R3G 1Z9 (204) 944-1690	Same	$5,000	76,250	<10%	NA
William Ratuski 506 Kelvin Blvd Winnipeg, MB R3P 0J4 (204) 944-1690	Same	$15,000	454,375	<10%	NA
Stephen Freed 1309 Mountain Ave. Winnipeg, MB R2X 2Y1 (204) 977-3801	Same	$35,000	21,875	<10%	NA
Gary Cowan 333 Wyecroft Blvd. Waterloo, ON N2T 2H3	Same	$96,000	60,000	<10%	NA
David Newman 15445 Kilkenny Drive Surrey, BC V3S 6E2 (604) 574-1383	Same	$30,000	18,750	<10%	NA
David Newman 15445 Kilkenny Drive Surrey, BC V3S 6E2 (604) 574-1383	Same	$30,000	18,750	<10%	NA
Jane Foxwell 16685 Edgewood Drive	Same	$35,000	21,875	<10%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	$ of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup =P
Surrey, BC V3A 9X9 (604) 535-5180					
Gayle Andrews 47 Dacotah Winnipeg, MB R4K 1C1 (204) 735-2363	Same	$20,000	41,200	<10%	NA
Bill/Everlyn Balacko 40 Driscoll Cres Winnipeg, MB R3P DV1	Same	$40,000	87,500	<10%	NA
Steven Brewer 1910 Bray Rd West East St. Paul, MB R2E 1C8	Same	$35,000	41,875	<10%	NA
Colleen Chubey 7 Florian Place Winnipeg, MB R2N 3S1	Same	$2,000	4,250	<10%	NA
Richard & Judith Cooke PO Box 129 Coleman, AB T0K 0M0	Same	$100,000	666,750	<10%	NA
Larry Gander 50 Royal Park Cr Winnipeg, MB R2J 3Y9	Same	$20,000	22,500	<10%	NA
Bill Gortemaker 1 Beghin Ave Winnipeg, MB R2G 3X5	Same	$25,000	62,156	<10%	NA
Jacqueline Janzen 114 Ragsdill Road Winnipeg, MB R2G 4G1	Same	$10,000	9,450	<10%	NA
J. & M. Kwasnik 25 Heritage Blvd Winnipeg, MB R2Y 0N7	Same	$40,000	90,500	<10%	NA
Joseph Kwasnik 25 Heritage Blvd Winnipeg, MB R2Y 0N7	Same	$22,000	64,250	<10%	NA
Marjorie Kwasnik 25 Heritage Blvd Winnipeg, MB R2Y 0N7	Same	$17,000	61,125	<10%	NA
Greg Mackay 7 Galaxy Way Winnipeg, MB R2P 2E8	Same	$20,000	12,500	<10%	NA
Manwest Enviro PO Box 129 Coleman, AB T0K 0M0	Same	$100,000	62,500	<10%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	$ of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup =P
Peter Meier 15 Mitchelson Way Winnipeg, MB R2G 4E2	Same	$5,000	3,125	<10%	NA
Fred Newbery 1208-700 Setter St Winnipeg, MB R2Y 0L5	Same	$25,000	87,525	<10%	NA
Fred Newbery/Catherine Baxter 1208-700 Setter St Winnipeg, MB R2Y 0L5	Same	$6,000	75,650	<10%	NA
Fred Newbery/ Joseph Kwasnik ITF EdithTough 1208-700 Setter St/25 Heritage Blvd Winnipeg, MB R2Y 0L5	Same	$25,000	46,625	<10%	NA
Gerald Qually 47 Dacotah Rd Dacotah, MB R4K 1C1	Same	$20,000	13,300	<10%	NA
Ernest Tomchuk 484 River Road Winnipeg, MB R1A 3C2	Same	$10,000	15,750	<10%	NA
Gertrude Tomchuk 484 River Road Winnipeg, MB R1A 3C2	Same	$10,000	10,250	<10%	NA
Daniel Waterman 821 Borebank St Winnipeg, MB R3N 1G5	Same	$90,000	258,923	<10%	NA
Rosaline & Daniel Waterman 821 Borebank St Winnipeg, MB R3N 1G5	Same	$75,000	254,548	<10%	NA
Dr. Thor Choptiany 401 Park Blvd N Winnipeg, MB R3P 0H1	Same	$10,000	206,250	<10%	NA
Rhonda Claerhout 95 Alexander Cr Red Deer, AB T4R 2T2	Same	$80,000	129,338	<10%	NA
Paul Clearhout 95 Alexander Cr Red Deer, AB T4R 2T2	Same	$10,000	6,250	<10%	NA
Pat & Melvin Davy Box 85 Birch River, MB R0Z 0E0	Same	$10,000	6,250	<10%	NA
Neil Duboff 23 Carmarthen Blvd Winnipeg, MB R3P 0B3	Same	$10,000	6,250	<10%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	$ of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup =P
Alan Freedman 6 Dunham St Winnipeg, MB R2P 2E9	Same	$20,000	12,500	<10%	NA
Peter Harder 2040 Krahn Road PO Box 127 Niverville, MB R0A 1E0	Same	$10,000	8,250	<10%	NA
Cam & Marlene Roy 70 Kilmarnock Bay Winnipeg, MB R2M 4Z8	Same	$25,000	62,500	<10%	NA
Sharona Smith 437 Lindenwood Dr. W Winnipeg, MB R3P 2K4	Same	$14,000	8,750	<10%	NA
Joanne Perkins 204 Morrison Dr. Yorkton, SK S8N 4A1	Same	$10,000	10,650	<10%	NA
Keith Perkins 204 Morrison Dr. Yorkton, SK S8N 4A1	Same	$10,000	14,250	<10%	NA
Lucy & Joe Roske Box 1354 Melville, SK S0A 2P0	Same	$10,000	6,250	<10%	NA
Yorkton Aircraft Services Box 1604 Yorkton, SK S3N 3L2	Same	$10,000	6,250	<10%	NA
ACMC Acupuncture and Chinese Med 305-225 Vaughn Street Winnipeg, MB R3C 1T7	Same	$100,000	62,500	<10%	NA
Marc Boily A330 rue Dumoulin Winnipeg, MB R2H 0E8	Same	$10,000	14,250	<10%	NA
Daniel John Lindsay Medical Corp 30 St. Edmunds Bay Winnipeg, MB R3T 3M6	Same	$50,000	831,250	<10%	NA
Denel Enterprises 231 Laurel Ridge Dr Winnipeg, MB R3Y 1X9	Same	$10,000	31,250	<10%	NA
Dr. Garnet Warrian Med Corp 41 Stradbrook Pl Dauphin, MB R7N 0M8	Same	$64,000	840,000	<10%	NA
Arik Engbrecht 363 Oak Street Winnipeg, MB R3M 3P8	Same	$16,000	56,000	<10%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	$ of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup =P
Rudy Engbrecht 946 Beaverbrook St Winnipeg, MB R3N 1P1	Same	$16,000	120,000	<10%	NA
John Friesen 9 3467 Portage Ave Winnipeg, MB R3K 0X2	Same	$10,000	25,600	<10%	NA
Merv Madill 9 Strathboine Dr Headlingley, MB R4H 1A6	Same	$10,000	23,500	<10%	NA
Dwight Nick 43 Shadyside Dr Winnipeg, MB R2C 1L4	Same	$20,000	172,600	<10%	NA
Alan Nimmo 374 Lynbrook Winnipeg, MB R3R 0T3	Same	$50,000	338,750	<10%	NA
Joe Wielgosz 570 Wallace Avenue East St. Paul. MB R2E 0B2	Same	$10,000	6,250	<10%	NA
3557554 MB Ltd. 421-233 Kennedy St Winnipeg, MB R3L 3J5	Same	$8,000	32,375	<10%	NA
Allo Marketing Inc. 160 2nd Street West Stonewall, MB R0C 2Z0	Same	$20,000	12,500	<10%	NA
Aquarians Marketing Inc. 3302-655 Swindon Way Winnipeg, MB R3P 0T8	Same	$32,000	20,000	<10%	NA
Gerry & Gail Aubin Box 1089 Carman, MB R0G 0J0	Same	$12,000	17,700	<10%	NA
Carol Barkwell 631 Waterloo St Winnipeg, MB R3N 0T2	Same	$5,000	26,875	<10%	NA
Grant Cassils Box 514 Deloraine, MB R0M 0M0	Same	$14,000	10,950	<10%	NA
Kenn Clark 421 - 4th Street Morden, MB R6M 1N9	Same	$100,000	62,500	<10%	NA
Cliff Davis 28 Vanderbilt Dr Winnipeg, MB R3Y 1M8	Same	$10,000	97,500	<10%	NA
Kathy Davis 28 Vanderbilt Dr Winnipeg, MB R3Y 1M8	Same	$10,000	67,500	<10%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	$ of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup =P
Lila Goodspeed 10 River Park Close Winnipeg, MB R2M 4T8	Same	$100,000	93,000	<10%	NA
Barre Hall 12 Louisiana Pl Winnipeg, MB R3T 3T8	Same	$10,000	11,250	<10%	NA
Ilstanbul Trading Co. Ltd. 9 Garrioch Park Dr Portage La Prairie, MB R1N 3R9	Same	$25,000	50,625	<10%	NA
Brian Kelly 218 Waterloo St Winnipeg, MB R3N 0S5	Same	$43,000	130,673	<10%	NA
Ruth Kimelman 632 Holland Blvd Winnipeg, MB R3P 1X2	Same	$25,000	180,524	<10%	NA
Brenda Leipsic 23 Shorecrest Dr. Winnipeg, MB R3P 1N8	Same	$35,000	90,275	<10%	NA
Kenneth Martens 106 Deer Park Dr Winnipeg, MB R3R 3M2	Same	$50,000	21,250	<10%	NA
Richard & Dorothy Pilbeam 46 Briarlynn Road Winnipeg, MB R3T 6A8	Same	$10,000	9,250	<10%	NA
Wes Rist 254 Southbridge Dr Winnipeg, MB R2J 4A6	Same	$16,000	30,000	<10%	NA
Richard Ritchie 31 Highland Park Dr. East St Paul, MB R2E 0H4	Same	$8,000	56,600	<10%	NA
Ivan Sabourin Box 384 22 - 1st Ave SW St. Jean Baptiste R0G 2B0	Same	$10,000	25,000	<10%	NA
Fred Starke 74 Radcliffe Rd Winnipeg, MB R3T 3X3	Same	$20,000	12,500	<10%	NA
Paul Stuckless PO Box 426 Keewatin, ON P0X 1C0	Same	$10,000	14,050	<10%	NA
Bruce Thompson 512 Kelvin Blvd Winnipeg, MB R3P 0J4	Same	$10,000	74,850	<10%	NA
Patricia Thompson A512 Kelvin Blvd Winnipeg, MB R3P 0J4	Same	$10,000	6,250	<10%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	$ of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup =P
Calvin Usipiuk Group 415, Box 13 RR#4 Beausejour, MB R0E 0C0	Same	$12,000	16,600	<10%	NA
Raypo Wytinck Box 143 Grp 326 RR3 Selkirk, MB R1A 2A8	Same	$50,000	116,250	<10%	NA
William Mackay 715 Berkley St Winnipeg, MB R3R 1K2	Same	$14,000	19,950	<10%	NA
Marilyn MacKay 715 Berkley St Winnipeg, MB R3R 1K2	Same	$5,000	3,125	<10%	NA
Terry Voss 93 Rushmore Rd Winnipeg, MB R2G 3L9	Same	$15,000	27,375	<10%	NA
Terry Voss 93 Rushmore Rd Winnipeg, MB R2G 3L9	Same	$16,000	28,000	<10%	NA
Robert Savage 611 Kiakwa Road Winnipeg, MB R2J 2N3	Same	$10,000	6,250	<10%	NA
Kazimierz and Jolanta Czaplinski Medical Corp. 134 Aldershot Blvd. Winnipeg, MB R3P 0E1 (204) 896-3205	Same	$30,000	58,750	<10%	NA


TSX
TSX venture
EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: San Gold Corporation (the "Issuer").

   Trading Symbol: SGR.

2. Date Price Reservation Form Filed: Not applicable .

   Date of News Release announcing Private Placement: October 11, 2006.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   No
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: No

   c) Final Acceptance of a Non-Expedited Private Placement: Yes

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $1,337,000

5. Proposed use of proceeds:

   Development of the Issuer's mines and mineral properties and general working capital for the Issuer.

6. (a) Description of shares to be issued:

(i) Class: Not applicable ______.

(ii) Number: ______.

(iii) Price per security: ______.

(b) Description of Warrants to be issued:

(i) Number of Warrants: Not applicable ______.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: ______.

(iii) Exercise price of Warrants: Year 1: ______ Year 2: ______

Tier 1 Only: Year 3:______ Year 4______ Year 5______

(iv) Expiry date of Warrants: ______.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: $1,337,00 worth of Series B 10% 2 year senior convertible redeemable debentures (the "Debentures").

(ii) Number of Listed Shares to be issued on conversion: 835,625.

(iii) Expiry/Maturity date: Two years from the initial date of issuance .

(iv) Interest rate: Interest in the amount of 10% per annum is payable on the Debentures on each anniversary of the initial date of closing (October 18, 2006). If Debentures are acquired at a subsequent closing, interest on those Debentures will still be payable on the first (pro rated from the initial closing date) anniversary and second anniversary of the initial date of closing. In lieu of the foregoing, the holders of Debentures may elect to receive interest on the Debentures payable in Common Shares instead of cash at the same rate of interest per annum as set forth above. The deemed price at which the Common Shares are issued to Debentureholders in lieu of cash interest shall be the Market Price (as that term is defined by the Exchange) of the Common Shares as at the applicable interest payment date.

(v) Conversion terms: The Debentures are convertible, in whole or in part, into common shares of the Issuer at any time after the first anniversary of

the initial issuance of the Debentures at a price of $1.60 per common share.

(vi) Default provisions: Standard default provisions, including but not limited to, the following: non-payment of principal and interest, breach of covenant, cross-defaults, de-listing of securities of the Issuer, ceasing to carry on business, voluntary or involuntary bankruptcy, insolvency or wind-up of the Issuer.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 835,625.

7. Issued and outstanding Listed Shares at the date of the price reservation: 124,800,817.

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	***Name and Address of Beneficial Holder**	**# of Shares Purchased**	****Post-closing Direct & Indirect Holdings in the Issuer**	****% of Post-Closing Outstanding Shares**	*****Insider=I ProGroup=P**
See attached Schedule "A"					
TOTAL					

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

The offering is to be non-brokered but certain individuals and registrants (including Jory Capital Inc.) will receive a 5% finder's fee for introducing investors to the Issuer.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer. Yes
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Arness Cordick, Suite 507, 837 West Hasting Street, Vancouver, BC V6C 3N6 - $2,250.

Jory Capital Inc., 2070 – 360 Main Street, Winnipeg, MB R3C 3Z3 – $36,600.

Canaccord Capital Corporation, 2200-609 Granville St., Vancouver, BC, V7Y 1H2 - $2,000.

RBC Dominion Securities, 1070-410 22nd St. E., Saskatoon, SK, S7K 3S5 - $900.

Jones, Gable & Co. Ltd. Suite 600 – 110 Yonge St. Toronto, ON, M5C 1T6 - $20,000.

Blackmont Capital Inc., Suite 2200, 440 2nd Ave. SW, Calgary, AB, T2P 5E9 - $5,000.

(c) Cash 5% of the total proceeds of the offering from investors introduced by the finder to the Issuer.

(d) Securities Nil.

(e) Expiry date of any Agent's Option N/A.

(f) Exercise price of any Agent's Option N/A.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

    None.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

    N/A.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

    No
    If Yes, describe all relevant terms:

    ____

    ____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ❑ No ❑

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ❑ No ❑

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ❑ No ❑

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ❑ No ❑

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ❑ No ❑

6. No new Control Person is created by the issuance of the Shares:
   Yes ❑ No ❑

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ❑ No ❑

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ❑ No ❑

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ❑ No ❑

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☐ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________.

(ii) For Previous Expedited Private Placements: ______________________.

(iii) For this transaction: ______________________.

Total ((i) + (ii) + (iii)): ______________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   No.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   NA ______________________________

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: Dec 12/06

Hugh Wynne
Name of Director and/or
Senior Officer

[signature]
Signature

Chairman
Official Capacity

SCHEDULE "A"

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	$ of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup =P
RRSP Ronald R. White 799 Pinewood Tr Missassauga, ON L5G 2L2 (416) 365-8052	Same	$200,000	125,000	<5%	NA
Siaylle E. Martin 345 Riverside Drive. Oakville, ON L6K 3N6	Same	$200,000	125,000	<5%	NA
Robert J. Nephew Box 22 Site 13 RR#1 DeWinton, AB T0L 0X0 (403) 254-0640	Same	$100,000	826,558	<5%	NA
Doreen Corrigan 2332 McCarrey RD Joyceville, ON K0H 1Y0 (613) 542-3447	Same	$20,000	12,500	<5%	NA
Linda Wong 201-2368 Cornwall Vancouver, BC V6K 1B7 (604) 224-6218	Same	$40,000	25,000	<5%	NA
Valerie M. Maciura 155 Oak Ave. Dauphin, MB R7N 2S3 (204) 638-8039	Same	$2,000	13,750	<5%	NA
Robert Berg 195 Lynnwood Dr. SE Calgary, AB T2C 0T2 (403) 236-8217	Same	$18,000	11,250	<5%	NA
Valinder Khunkhun 9691 Pinewen Cres. Richmond, BC V7A 2C7 (604) 275-2885	Same	$25,000	15,625	<5%	NA
Giacomo Abiusi 115 Shier Drive Winnipeg, MB R3R 2H2	Same	$19,000	51,875	<5%	NA
William Frankovich 34 Watford Street Brooklin, ON L1M 1E6	Same	$20,000	12,500	<5%	NA
Margaret Frankovich, 34 Watford Street Brooklin, ON L1M 1E6	Same	$20,000	12,500	<5%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	$ of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup =P
Brooklin Pharmacy 65 Baldwin Street Whtiby, ON L1M 1A3	Same	$20,000	12,500	<5%	NA
Hartley Fox 92 Coral Reef Cove Winnipeg, MB R3X 1X3	Same	$5,000	16,125	<5%	NA
Karen Fox 92 Coral Reef Cove Winnipeg, MB R3X 1X3	Same	$5,000	17,625	<5%	NA
Dexter Greenwood 19 Fairbrook Ave Winnipeg, MB R3T 5C1	Same	$20,000	121,250	<5%	NA
Fenny Kuik or Gerry Kuik 95 Bates Ave Winnipeg, MB R2C 5H3	Same	$30,000	18,750	<5%	NA
Gerry Kuik 95 Bates Ave Winnipeg, MB R2C 5H3	Same	$30,000	18,750	<5%	NA
Nelson Poets 405 Hartford Ave Winnipeg, MB R2V 0W7	Same	$25,000	15,625	<5%	NA
Susan or Rob Puls ITF Carley Puls 264 Lindenwood Dr. East Winnipeg, MB R3P 2G4	Same	$5,000	3,125	<5%	NA
S ITF Haley Puls 264 Lindenwood Dr. East Winnipeg, MB R3P 2G4	Same	$5,000	3,125	<5%	NA
Stone Assett Management 36 Toronto St. Ste 710 Toronto, ON M5C 2C5	Same	$200,000	1,825,000	<5%	NA
Elena Stangherlin 220 Hugo St N. Apt 7A Winnipeg, MB R3M 2N3	Same	$7,000	7,275	<5%	NA
Jerome Zaste 246 Winchester St Winnipeg, MB R3T 2E3	Same	$10,000	6,250	<5%	NA
Jack or Jane Zonneveld 628 Pasadena Ave Winnipeg, MB R3T 2S9	Same	$10,000	11,750	<5%	NA
Gonzalo Amador 363 St. John's Winnipeg, MB R2W 1H5	Same	$22,000	14,550	<5%	NA
Rita Burkard 11 Day Close Red Deer, AB T4R 2B5	Same	$10,000	31,450	<5%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	$ of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup =P
Donna Kostiuk 519 Washington Winnipeg, MB R2K 1M1	Same	$10,000	6,250	<5%	P
Michelle Wedgewood 22 Paisley Pl Winnipeg, MB R3J 1C6	Same	$10,000	12,500	<5%	NA
Trudy Nabe RR#1 Box 6 Group 11 Roblin, MB R0L 1P0	Same	$30,000	18,750	<5%	NA
Tri-Don Holdings 35 Betts Ave Yorkton, SK S3N 1M1	Same	$30,000	101,025	<5%	NA
Don Cairns 641 Niakwa Rd Winnipeg, MB R2J 2N3 (204) 257-2515	Same	$10,000	328,250	<5%	NA
Jennifer Cairns 641 Niakwa Rd Winnipeg, MB R2J 2N3	Same	$3,000	92,875	<5%	NA
Luba Fedorkiw 598 Andrews St Winnipeg, MB R2W 4V1	Same	$2,000	2,950	<5%	NA
Luda Fedorkiw ITF Andrew Fedorkiw 598 Andrews St Winnipeg, MB R2W 4V1	Same	$3,000	1,875	<5%	NA
Allo Marketing 160-2nd St. West Box 94 Stonewall, MB R0C 2Z0	Same	$10,000	6,250	<5%	NA
Leroy Friesen Box 113 Rosenort, MB R0G 1W0	Same	$18,000	23,750	<5%	NA
Pauline Hince 39 Mager Dr. West Winnipeg, MB R2M 0R9	Same	$20,000	12,500	<5%	NA
Istanbul Trading 9 Garrioch Park Dr Portage La Prairie, MB R1N 3R9	Same	$10,000	41,250	<5%	NA
Doris Johnson 17 Oak Street Stonewall, MB R0L 2Z0	Same	$18,000	11,250	<5%	NA
Don Webber 444 Leslie Bay Brandon, MB R7A 2C9	Same	$10,000	7,450	<5%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	$ of Debentures Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup =P
Maureen Hosegood 309 Victoria Crescent Winnipeg, MB R2M 1X8	Same	$30,000	70,938	<5%	NA
Maureen Hosegood 309 Victoria Crescent Winnipeg, MB R2M 1X8	Same	$10,000	83,438	<5%	NA
Andy Sirski 594 Warsaw Ave Winnipeg, MB R3L 0R4	Same	$10,000	6,250	<5%	NA
David Spiers 53 D'Arcy Dr Winnipeg, MB R3T 2K5	Same	$5,000	3,125	<5%	NA
Rick Hamilton or Sharon Hamilton Box 94 Glenboro, MB R0K 0X0	Same	$20,000	12,500	<5%	NA
Allbut Mining Supplies 1302 Logan Avenue Winnipeg, MB R3E 1R4	Same	$10,000	6,250	<5%	NA


TSX venture
EXCHANGE
TSX

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: San Gold Corporation (the "Issuer").

   Trading Symbol: SGR.

2. Date Price Reservation Form Filed: NA.

   Date of News Release announcing Private Placement: December 20, 2006 as amended on December 28, 2006.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   No
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes

   c) Final Acceptance of a Non-Expedited Private Placement: No

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $7,982,266.50.

5. Proposed use of proceeds:

   Exploration and development program on the Issuer's mineral properties.

6. (a) Description of shares to be issued:

   (i) Class: Common shares of the Issuer issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada).

   (ii) Number: 5,321,511 Common Shares.

   (iii) Price per security: $1.50 per Common Share.

   (b) Description of Warrants to be issued:

   (i) Number of Warrants: Not applicable ____________________.

   (ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: ____________________.

   (iii) Exercise price of Warrants: Year 1:______ Year 2: ____________

   Tier 1 Only: Year 3:__________ Year 4 ____________ Year 5____________

   (iv) Expiry date of Warrants:____________________.

   (c) Description of Convertible Securities to be issued:

   (i) Number/ Aggregate principal amount: Not applicable.

   (ii) Number of Listed Shares to be issued on conversion: ______________.

   (iii) Expiry/Maturity date: ____________________.

   (iv) Interest rate:____________________.

   (v) Conversion terms:____________________.

   (vi) Default provisions: ____________________.

   (d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 5,321,511.

7. Issued and outstanding Listed Shares at the date of the price reservation: 124,800,817.

8. Placees

   (a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will

become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
See attached Schedule "A"					

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

The offering is to be non-brokered but certain individuals and registrants may receive either: (i) a fee, payable in cash, equal to 3% of the total subscription proceeds received from subscribers introduced to the Issuer by each particular person; or (ii) a fee, payable in common shares of the Issuer issued at the Market Price of the shares, equal to 5% of the total subscription proceeds received from subscribers introduced to the Issuer by each particular person.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes

If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Jory Capital Inc., 2070 – 360 Main Street, Winnipeg, MB R3C 3Z3 - $124,095.37.

CIBC Wood Gundy, 1000, One Lombard Place, Winnipeg, MB R3J 3X8 - $12,600.

Haywood Securities Inc., 2000 – 400 Burrard St., Vancouver, BC V6C 3A6 - $3,375.

Research Capital Corporation, 1999 Bay Street, Suite 4500 Commerce Court West, Toronto, ON, M5L 1G2 - $3,037.50.

Arness Cordick, Suite 507, 837 West Hastings St., Vancouver, BC V6C 3N6 - 48,577 common shares @ $1.37 per share.

Bill McCulloch, 1094 Dudley Avenue, Winnipeg, MB R3M 1S8 – $4,140.

Scotial McLeod, 40 King Street West, Toronto, ON, M5H 3Y2 - $3,150.

(c) Cash As set forth above.

(d) Securities As set forth above.

(e) Expiry date of any Agent's Option N/A.

(f) Exercise price of any Agent's Option N/A.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

None.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

The Common Shares will be issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada).

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

No.
If Yes, describe all relevant terms:

____

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   N/A

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   N/A

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   N/A

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   N/A

5. The proceeds are to be expended on a business or asset for which the Issuer has received Exchange Acceptance:
   N/A

6. No new Control Person is created by the issuance of the Shares:
   N/A

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   N/A

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   N/A

9. All Placees have been disclosed as required above and have committed all subscription funds:
   N/A

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
N/A

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: N/A.

(ii) For Previous Expedited Private Placements: N/A.

(iii) For this transaction: N/A.

Total ((i) + (ii) + (iii)): N/A.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   NA.
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   N/A.
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following: NA.

   a) the name(s) of the new Control Person(s)

   ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: December 29, 2006

Hugh Wynne
Name of Director and/or
Senior Officer

[signature]
Signature

Chairman
Official Capacity

SCHEDULE "A"

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Andrew Andrist 886 Arthur-Sauvé St-Eustache, QC J7R 4K3	Same	300,000	1,330,000	<5%	NA
Dorothy Atkinson 800-1450 Creekside Dr. Vancouver, BC V6J 5B3	Same	65,000	65,000	<5%	P
Tom Cunningham 800 – 1450 Creekside Dr. Vancouver, BC V6J 5B3 (604) 714-2328	Same	10,000	10,000	<5%	P
Harry J. Jedlic 2810 Albert Street Regina, SK S4S 3N5	Same	20,000	70,734	<5%	NA
Virginia G. Jedlic 2810 Albert Street Regina, SK S4S 3N5	Same	20,000	43,330	<5%	NA
Terra 2006 Mining Flow-Through LP by Avenue Investment Management as agent 47 Colborne St., Suite 302 Toronto, ON M5E 1P8	Same	333,400	472,900	<5%	NA
Alan Cheatley 744 Coxwell Ave Toronto ON M4C 3C4	Same	266,666	266,666	<5%	P
John Madden 31 Forest Hill Road Toronto, ON M4V 2L4	Same	266,666	266,666	<5%	P
Michael Zych 1241 Spucelea Drive Oakville, ON L6J 2E7 (905) 337-1594	Same	166,666	166,666	<5%	P
David Menikefs 114 Yonge Blvd. Toronto, ON	Same	66,666	66,666	<5%	NA

(416) 544-0336					
Daniel Wilson 45 Brookfield Rd. Oakville, ON L6K 2Y6	Same	34,000	34,000	<5%	NA
Augen Limited Partnership 2006-1 120 Adelaide St. W. Suite 905 Toronto, ON M5H 1T1	Same	199,938	199,938	<5%	NA
Northern Precious Metals 2006 Limited Partnership 600 De La Gauchetière W. #2400 Montréal, QC H3B 4L8	Same	210,000	210,000	<5%	NA
Northern Precious Metals 2006 Limited Partnership 600 De La Gauchetière W. #2400 Montréal, QC H3B 4L8	Same	210,000	210,000	<5%	NA
Shawn Khunkhun 507 – 837 W. Hastings St. Vancouver, BC V6C 3N6	Same	10,000	167,500	<5%	NA
Arness Cordick 3B 139 Drake St Vancouver BC V6Z 2T8	Same	10,000	618,500	<5%	NA
Tom Semenchuk 1222 Plessis Rd, Ste 104 Winnipeg, MB R2C 3L3	Same	10,000	19,000	<5%	NA
Anne Nemecek 40 Pawnee Bay Winnipeg, MB R2J 2C9	Same	5,000	114,500	<5%	NA
Roman Nemecek 40 Pawnee Bay Winnipeg, MB R2J 2C9 (204) 946-9823	Same	5,000	130,000	<5%	NA
Eric Swanson 953-400 Webb Pl. Winnipeg, MB R3B 3J3	Same	15,000	200,000	<5%	NA

William (Bill) Milne 301 Weston St. Unit J. Winnipeg, MB R2E 3H4	Same	7,000	69,500	<5%	NA
Mike Kirkpatrick 110 Southwalk Bay Winnipeg, Mb R2N 1M7	Same	6,000	6,000	<5%	NA
Larry Bockstael 23 Cliffwood Dr. Winnipeg, MB R2J 3N2	Same	10,000	145,000	<5%	NA
David Booth P.O. Box 135 Pinawa, MB R0E 1L0	Same	10,000	170,000	<5%	NA
Randall Chic 4 Sanderson Ave. Winnipeg, MB R2R 1R3	Same	8,000	423,000	<5%	NA
Terry Buss Box 204 Beausejour, MB R0C 0C0	Same	7,000	638,000	<5%	NA
Robert Freed 162 Barrington Ave. Winnipeg, MB R2M 2B2	Same	10,000	30,000	<5%	NA
Ron Thiede 2261 Bray Rd. E. Winnipeg, MB R2E 1E1	Same	4,000	19,000	<5%	NA
David Provinciano 181 Lindenwood Dr. E. Winnipeg, MB R3P 1S7	Same	100,000	230,000	<5%	NA
Fred McCullough 35 Estabrook Cove Winnipeg, MB R2N 4L1	Same	10,000	10,000	<5%	NA
Lawrence D. Maksymetz 63 Hennesy Drive Winnipeg, MB	Same	6,000	6,000	<5%	NA
Loyal Hall 19 Rivergate Dr. Winnipeg, MB R2N 2E9	Same	7,000	7,000	<5%	NA

Alice Maksymetz 63 Hennesey Drive Winnipeg, MB R3F 1P6	Same	6,000	6,000	<5%	NA
Stephen Copeland 470- 31 Adelaide St. E. Toronto, ON M5C 1J4	Same	6,800	6,800	<5%	NA
Enn Vaher 38 Lebraico Lane Stouffville, ON L4A 7X5	Same	6,700	6,700	<5%	NA
Robert Mobbs 9 Brigadier Place Scarborough, ON M1C 3G1	Same	16,000	16,000	<5%	NA
Hugh Grant P.O. Box 5032 RPO Claremont Claremont, ON L1Y 1A4	Same	13,000	13,000	<5%	NA
Thomas Torokovei 1231-139 Merton St. Toronto, ON M4S 3G7	Same	7,000	7,000	<5%	NA
Lou-Anne Farrell 11 Warbler C.R. RR3 Ilderton, ON N0M 2A0 (519) 640-6378	Same	11,000	11,000	<5%	NA
Edward Trella 78 Sunnylea Avenue Toronto, ON M8Y 2K6 (416) 231-0500	Same	7,000	7,000	<5%	NA
Valerie Maciura 155 Oak Ave Dauphin, MB R7N 2S3 (204) 638-8039	Same	2,000	2,000	<5%	NA
Allan Lysack Box 178 Dauphin, MB R7N 2V1	Same	10,000	10,000	<5%	NA
Ron Fast 105 Charles Glen Drive Headingly, MB R4H 1A9	Same	27,000	27,000	<5%	NA
Harry Lepp P.O. Box 100 Elm Creek, MB R0G 0N0	Same	10,000	10,000	<5%	NA

(204) 436-2125					
Derek Fast 1704 Hwy 26 St. Francis Xavier, MB R4L 1B2 (204) 864-2028	Same	7,000	7,000	<5%	NA
Perry N. Dellelce 365 Bay Street Suite 800 Toronto, ON M5H 2V1 (416) 518-1313	Same	70,000	70,000	<5%	NA
F. Andrew McCullough Box 8 Carman, MB R0G 0J0 (204) 745-2875	Same	10,000	10,000	<5%	NA
Cecilia Richardson 647 Robson Road Waterdown, ON L0R 2H1 (905) 690-7060	Same	27,000	27,000	<5%	NA
Mike Wynne Lot 4 Block 12 Bissett, MB R0E 0J0 (204) 277-5284	Same	5,000	5,000	<5%	NA
Douglas Ross Wynne 60 Cartwright Bay Bissett, MB R0E 0J0 (204) 277-5590	Same	5,000	5,000	<5%	NA
Terry C. Wynne Lot 1 Block 3 Vanson Road Bissett, MB R0E 0J0 (204) 277-5563	Same	5,000	5,000	<5%	NA
Carla Jill Wynne 60 Cartwright Bay Bissett, MB R0E 0J0 (204) 277-5590	Same	5,000	5,000	<5%	NA
Gail Wynne Box 52 Bissett, MB R0E 0J0 (204) 277-5463	Same	5,000	5,000	<5%	NA
Dwight Nick 43 Shadyside Drive Winnipeg, MB R2C 1L4 (204) 792-9401	Same	20,000	200,000	<5%	NA
William Garnet Warrian 41 Stradbrooke Place Dauphin, MB R7N 0M8 (204) 638-6119	Same	12,000	512,000	<5%	NA
William Garnet Warrian 4724 Willow Creek Road West Vancouver, BC	Same	34,000	84,000	<5%	NA

V7W 1C4 (604) 925-1590					
Vera Shymchyk 2102 Henderson Highway Winnipeg, MB R2G 1P6 (204) 339-9150	Same	7,000	452,069	<5%	NA
Robert Dyck 2102 Henderson Highway Winnipeg, MB R2G 1P6 (204) 339-9150	Same	7,000	686,791	<5%	NA
Richmond J. Bayes 35 Leander Crescent Winnipeg, MB R3Y 1W5 (204) 957-7168	Same	10,000	40,000	<5%	NA
Allan Nimmo 374 Lynbrook Dr Winnipeg, MB R3R 0T3	Same	33,333	33,333	<5%	NA
WG Warrian 41 Stradbrooke Pl Dauphin, MB R7N 0M8	Same	22,000	522,000	<5%	NA
Philip Katz 1403-323 Wellington Cres Winnipeg, MB R3M 0A4	Same	5,000	5,000	<5%	NA
Kazimierz L Czaplinski 134 Aldershott Blvd Winnipeg, MB R3P 0E1	Same	30,000	30,000	<5%	NA
Michael Angers 27 Oakhill Pt. Winnipeg, MB R3Y 1K1	Same	6,666	15,666	<5%	NA
Dennis Chabbert Box 82 B RR5 Winnipeg, MB R2C 2Z2	Same	6,666	6,666	<5%	NA
Bruce Docking 13154 Crescent Rd Surrey, BC V4P 1J8	Same	10,000	47,500	<5%	NA
Roberta Docking 13154 Crescent Rd Surrey, BC V4P 1J8	Same	10,000	10,000	<5%	NA
Paul Klan 23 Canyon Ridge Cove Winnipeg, MB R3Y 1X1	Same	33,333	33,333	<5%	NA
JD Matheson PO Box 43003 Kildonan Pl Winnipeg, MB R2C 5G5	Same	66,666	66,666	<5%	NA
Stone Asset Mangement 36 Toronto Street Toronto, ON M5C 2C5	Same	140,000	1,850,000	<5%	NA
JM Trainor 415 Park Blvd. N Winnipeg, MB R3P 0H1	Same	1,333,333	8,861,344	6.8%	NA

Les Vanderveen PO Box 957 Carmen, MB R0G 0J0	Same	33,333	1,117,612	<5%	NA
S & R Wareing 94 Donridge Dr Winnipeg, MB R3X 2A2	Same	6,666	6,666	<5%	NA
Charles Murray Workman 45 Wolsley St Kenora, ON P9N 3W7	Same	66,666	483,009	<5%	NA
Rick Workman 134 Bard Blvd Winnipeg, MB R3P 1G5	Same	10,000	32,500	<5%	NA
Gonzalo Amador 363 St. John's Ave Winnipeg, MB R2W 1H5	Same	5,333	19,883	<5%	NA
Stand and/or Donna Barber 30 Pleasant Pl Regina, SK S4V 0C2	Same	3,333	3,333	<5%	NA
Thor Choptiany 401 Park Blvd. N Winnipeg, MB R3P 0H1	Same	15,000	21,250	<5%	NA
Alan Freedman 6 Dunham St Winnipeg, MB R2P 2E9	Same	13,333	25,853	<5%	NA
Peter George 827 Dorchester Ave Winnipeg, MB R3M 0P6	Same	13,333	13,333	<5%	NA
Andrew Gomori 11D - 221 Wellington Cr Winnipeg, MB R3M 0A1	Same	13,333	13,333	<5%	NA
Peter and/or Betty Harder PO Box 127 Niverville, MB R0A 1E0	Same	10,000	18,250	<5%	NA
Cam and/or Marlene Roy 70 Kilmarnock Bay Winnipeg, MB R2M 4Z8	Same	10,000	61,250	<5%	NA
John Thorvaldson 67 Carriage Rd Winnipeg, MB R2Y 0L7	Same	6,666	6,666	<5%	NA
Jim Wedgewood 22 Paisley Pl Winnipeg, MB R3J 1C6	Same	6,666	12,916	<5%	NA
Don Burback PO Box 207 Stn Del. Ctr Yorkton, SK S3N 2V7	Same	16,666	123,941	<5%	NA
Clifford Allbutt 146 Collegiate St Winnipeg, MB R3J 1T8	Same	6,666	12,916	<5%	NA
Don Cairns 641 Niakwa Rd Winnipeg, MB R2J 2N3	Same	33,334	33,334	<5%	NA

Daniel John Lindsay Medical 30 St. Edmunds Bay Winnipeg, MB R3T 3M6	Same	33,332	83,332	<5%	NA
Steven Depeel Box 39 Site 18 RR5 Prince Albert,SK S6V 5R5	Same	40,000	1,540,000	<5%	NA
Clive Derham 610 Smithfield Ave Winnipeg, MB R2V 0E4	Same	5,000	5,000	<5%	NA
Rudi Engbrecht 946 Beaverbrook St Winnipeg, MB R3N 1P1	Same	10,000	50,000	<5%	NA
Daniel John Lindsay 30 St. Edmunds Bay Winnipeg, MB R3T 3M6	Same	33,332	183,332	<5%	NA
Doreen McCort 1102 Downing St Winnipeg, MB R3G 2P8	Same	16,000	16,000	<5%	NA
Doreen Singbeil 19 Harvest Way East St. Paul, MB R2E 0L5	Same	10,000	70,000	<5%	NA
Bonnie Snell 162 Bloomer Cr Winnipeg, MB R3R 3V7	Same	6,665	36,665	<5%	NA
Gordon Snell 162 Bloomer Cr Winnipeg, MB R3R 3V7	Same	6,665	36,665	<5%	NA
St. Martin Fish Agency Box 10 St. Martin, MB R0C 2T0	Same	6,665	6,665	<5%	NA
John Wiens Box 424 Grunthal, MB R0A 0R0	Same	6,666	29,416	<5%	NA
Ken Betzold 198 Edgewater Dr Winnipeg, MB R2J 3G7	Same	6,667	179,217	<5%	NA
David Blackmore 3302-65 Swindon Way Winnipeg, MB R3P 0T8	Same	16,667	36,667	<5%	NA
William Boblinski 38 Louise Bay Selkirk, MB R1A 0C7	Same	10,000	10,000	<5%	NA
Brad Couch 610 - 59 Wilmot Pl Winnipeg, MB R3L 2J8	Same	4,000	4,000	<5%	NA
Cliff Davis 28 Vanderbilt Dr. Winnipeg, MB R3Y 1M8	Same	6,666	99,416	<5%	NA

Kathy Davis 28 Vanderbilt Dr. Winnipeg, MB R3Y 1M8	Same	6,666	99,416	<5%	NA
Werner Dick 46 Rivergrove Box 419 Sanford, MB R0G 2J0	Same	5,000	5,000	<5%	NA
Victor Fehr 88 Maple Street Winnipeg, MB R6M 1H4	Same	13,333	41,208	<5%	NA
Ervin Friesen Box 167 Rosenort, MB R0G 1W0	Same	13,333	44,583	<5%	NA
Ken Galloway 271 Butte St. Central Butte, SK S0H 0T0	Same	13,333	25,833	<5%	NA
Barre Hall 12 Louisiana Pl Winnipeg, MB R3T 3T8	Same	6,700	19,200	<5%	NA
Jeff Johnston 16 Myles Robinson Way Winnipeg, MB R3X 1M6	Same	16,667	16,667	<5%	NA
Roger Kane 123 - 221 Wellington Cres Winnipeg, MB R3N 0A1	Same	3,333	3,333	<5%	NA
Freida Klippenstein 102-2nd St. South Niverville, MB R0A 1E0	Same	5,000	5,000	<5%	NA
Gord Machej 22 Matlock Cres Winnipeg, MB R3R 3H7	Same	6,667	61,667	<5%	NA
Joel Margolese 19 Maddin Cres Winnipeg, MB R2P 0S8	Same	3,333	12,833	<5%	NA
Radiology Consultants of Winnipeg Medical Corp. 202-233 Kennedy St Winnipeg, MB R3J 3L5	Same	133,333	133,333	<5%	NA
Stuart Spitzke 74 Cassin Cres Winnipeg, MB R3X 1S5	Same	13,333	54,958	<5%	NA
Bruce Thompson 512 Kelvin Blvd Winnipeg, MB R3P 0J4	Same	13,333	94,433	<5%	NA
Patricia Thompson 512 Kelvin Blvd Winnipeg, MB R3P 0J4	Same	6,667	19,167	<5%	NA
Ed Walker 17 Galinee Bay Winnipeg, MB R3K 0R9	Same	10,000	10,000	<5%	NA

Ray Wytinck Box 143 Stn. Main Selkirk, MB R1A 2B1	Same	17,000	127,650	<5%	NA
Harvey Beemer 309 Victoria Cres Winnipeg, MB R2M 1X8	Same	6,666	8,866	<5%	NA
Gary Gibson 19 Ralston Cres Winnipeg, MB R2N 3R6	Same	6,666	6,666	<5%	NA
Maureen Hosegood 309 Victoria Cres Winnipeg, MB R2M 1X8	Same	16,666	106,354	<5%	NA
James Semenchuk 454 Almey Ave Winnipeg, MB R3W 1P5	Same	6,666	6,666	<5%	NA
Andrew Sirski 594 Warsaw Ave Winnipeg, MB R3L 0R4	Same	6,666	12,916	<5%	NA
Brent Belluk Box 15 Grp 17 RR1 Dugald, MB R0E 0K0	Same	2,000	2,000	<5%	NA
Jerry Lupkowski 9 Garrioch Park Dr Portage La Prairie, MB R1N 3R9	Same	6,666	6,666	<5%	NA
Leslie Shumay 56 Carewood Cr Yorkton, SK S3N 2V2	Same	5,000	5,000	<5%	NA
Brian Semenchuk 2928 Henderson Hwy East St. Paul, MB R2E 0C6	Same	13,333	13,333	<5%	NA
KG Grigaitis 766 McMillan Ave Winnipeg, MB R3M 0V3	Same	166,666	463,416	<5%	NA
Len Podheiser 963 Queenston Bay Winnipeg, MB R3N 0Y3	Same	8,000	8,000	<5%	NA
Jim Thomas 58 Elm Park Rd Winnipeg, MB R2M 0V9	Same	6,666	6,666	<5%	NA
Duncan Brock Box 163 McTaggart, SK S0G 3G0	Same	33,333	33,333	<5%	NA

RECEIVED
2007 AUG -7 A 4:04
OFFICE OF INTERNATIONAL CORPORATE


TSX venture
EXCHANGE
TSX

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: San Gold Corporation (the "Issuer").

   Trading Symbol: SGR.

2. Date Price Reservation Form Filed: NA.

   Date of News Release announcing Private Placement: May 28, 2007 and May 31, 2007 (increasing the size of the offering).

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   No
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: No

   c) Final Acceptance of a Non-Expedited Private Placement: Yes

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $10,797,360.

5. Proposed use of proceeds:

   Development program on the Issuer's mineral properties and general working capital purposes.

6. (a) Description of shares to be issued:

(i) Class: Common shares of the Issuer (Offering is of Units each consisting of one common share and one half of one warrant).

(ii) Number: 10,979,360 Common Shares.

(iii) Price per security: $1.00 per Unit.

(b) Description of Warrants to be issued:

(i) Number of Warrants: 5,398,680 ______________________.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 5,398,680.

(iii) Exercise price of Warrants: Year 1: $1.25 ___ Year 2: $1.50 ________

Tier 1 Only: Year 3:_________ Year 4___________ Year 5___________

(iv) Expiry date of Warrants: 24 months from the date of issuance.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: NA.

(ii) Number of Listed Shares to be issued on conversion: _____________.

(iii) Expiry/Maturity date: ______________________________.

(iv) Interest rate:______________________________________.

(v) Conversion terms:____________________________________.

(vi) Default provisions: _________________________________.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 16,196,040.

7. Issued and outstanding Listed Shares at the date of the price reservation: 145,527,779.

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial

holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
See attached Schedule "A"					

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

The offering is non-brokered but certain individuals and registrants received a fee, payable in cash, equal to 7% of the total subscription proceeds received from subscribers introduced to the Issuer by each particular person.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes, all Agents and brokers are arm's length to the Issuer.

If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Jory Capital Inc., 2070 Main Street, Winnipeg, Manitoba R3C 3Z3 ($122,665.20)

GMP Securities L.P., 145 King Street West, Ste. 300, Toronto, Ontario M5H 1J8 ($82,740.00)

Dundee Securities Corp., 3424 - 1055 Dunsmuir Street, Po 49207, Vancouver, BC V7X 1K8 ($7,000.00)

Olympus Securities, 641 Lexington Avenue 26th Floor, New York, NY 10022 ($21,000.00)

Canaccord Capital Corporation, 2200 - 609 Granville Street, Vancouver, BC V7Y 1H2 ($35,000.00)

Research Capital Corporation, 199 Bay Street #4500, Toronto, ON M5L 1G2 ($7,000.00)

Pacific International Securities Inc., 1900 - 666 Burrard Street, Vancouver, BC V6C 3N1 ($21,560.00)

(c) Cash 7% of the gross proceeds of the offering.

(d) Securities None.

(e) Expiry date of any Agent's Option NA.

(f) Exercise price of any Agent's Option NA.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

None.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

None.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

No.

If Yes, describe all relevant terms:

____

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   N/A

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   N/A

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   N/A

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   N/A

5. The proceeds are to be expended on a business or asset for which the Issuer has received Exchange Acceptance:
   N/A

6. No new Control Person is created by the issuance of the Shares:
   N/A

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   N/A

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   N/A

9. All Placees have been disclosed as required above and have committed all subscription funds:
   N/A

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
N/A

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: N/A.

(ii) For Previous Expedited Private Placements: N/A.

(iii) For this transaction: N/A.

Total ((i) + (ii) + (iii)): N/A.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice? No.

   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II? Yes.

   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: June 7, 2007

Hugh Wynne
Name of Director and/or Senior Officer

[signature]
Signature

Executive Chairman
Official Capacity

Schedule "A"

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Units Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Andrew Swann 219 Glenhaven Tyler, Texas USA 75701 Tel: (903) 258-9261	Same	50,000 Units	75,000	<5%	NA
Roderick Springgay 2 Druid Court Toronto, ON M4B 2M5	Same	50,000 Units	75,000	<5%	
Brick Capital Partners L.P. 707 Skokie Blvd. – Suite 200 Northbrook, IL USA 60062 Tel: (847) 412-0100	Same	500,000 Units	1,208,989	<5%	NA
Lucy Bottrell 19328 Lake City Road Nevada City, CA USA 95959 Tel: (530) 9906-3250	Same	30,000 Units	45,000	<5%	NA
Larry Limacher 460 Ross Street Kimberly, BC V1A 2C6 Tel: (25) 427-5322	Same	60,000 Units	145,000	<5%	NA
Clifford P. Boychuk 160 Banks Street Kimberly, BC V1A 1H4 Tel: (250) 427-7843	Same	100,000 Units	793,500	<5%	NA
Misty Investments 1600 – 7th Ave S. Cranbrook, BC V1C 5V4 Tel: (250) 489-8478	Same	100,000 Units	666,000	<5%	NA
Ralph McMunn 2105-505 Rouge Rd Winnipeg, MB R3K 1Y3 Tel: (204) 889-9147	Same	50,000 Units	135,000	<5%	NA
Kevin R. McMunn 217 Bird Cres Fort McMurray, AB T9H 4T4 Tel: (780) 715-7088	Same	50,000 Units	105,000	<5%	NA

Timothy Hagan Sullivan 151 Thelma Drive San Antonio, TX USA 78212-2517 Tel: (210) 828-0094	Same	50,000 Units	186,150	<5%	NA
Bank Julius Baer & Co. Ltd. Bahnhofstrasse 36 8010 Zurich, Switzerland	Same	1,000,000 Units	150,000	<5%	NA
Larry Sylvestre 1015 Sydenham Road SW Calgary, AB T2T 0T3	Same	80,000 Units	150,000	<5%	NA
Warren C. V. Lee 4655 Highlawn Drive Burnaby, BC V5C 3S9 Tel: (604) 790-9362	Same	120,000 Units	330,000	<5%	NA
Doug Gardiner 2523 Eton Street Vancouver, BC V5K 1J8 Tel (604) 737-2137	Same	50,000 Units	144,036	<5%	NA
Darryl Wolanski 65 Humber Trail York, ON M6S 4C2 Tel (416) 601-5780	Same	20,000 Units	30,000	<5%	NA
William Robertson 11035 Wake Ridge Road RR4, Port Perry, ON L9L 1V7 Tel (905) 428-2472	Same	20,000 Units	30,000	<5%	NA
Christina Luczynski c/o Gormley Investments Ltd. 330 - 100 Richmond St W Toronto, ON M5H 3K6 Tel (416) 777-1409	Same	5,000 Units	7,500	<5%	NA
S. Joseph Grmovser 180 Blue Willow Drive Unit 62, Woodbridge, ON L4L 9C9 Tel (416) 573-5653	Same	20,000 Units	30,000	<5%	NA
Blair Calder c/o Hit Group 162 Guelph St Suite 233 Georgetown, ON L7G 5X7 Tel (877) 833-1418 ext 601	Same	20,000 Units	30,000	<5%	NA

Andrew Wright c/o CB Richard Ellis 100-87 Skyway Ave Etobioke, ON M9W 6R3 Tel (416) 798-6261	Same	15,000 Units	22,500	<5%	NA
Simon Kitchener 4 Ward Place, High Street Amershams, Bucks, UK HP7 0EU Tel 011 44 (494) 431-724	Same	30,000 Units	45,000	<5%	NA
Bruce Mitchell 3432 Paul Anka Drive Ottawa, ON K1V 7K6 Tel: (613) 523-1114	Same	1,000,000 Units	5,788,303	<5%	NA
Stanley Kranjc 6199 Eagle Drive Whistler, BC V0N 1B9 Tel (203) 521-6488	Same	17,000 Units	25,500	<5%	NA
Stados Capital Inc. 73 Richmond St. W. Toronto, ON M5H 1Z4 Tel: (416) 362-8111	Same	35,000	161,196	<5%	NA
Craig Raymond 143 Norma Crescent Ancaster, ON L9G 4P5 Tel (905) 304-9697	Same	50,000 Units	85,000	<5%	NA
Ron van der Hooft 50 Lancaster Blvd. Winnipeg, MB R3P 0E4 Tel (204) 489-4720	Same	15,000 Units	56,000	<5%	NA
Richard Cohen 2796 – 50th Avenue West Vancouver, BC V6P 1B7 Tel (604) 647-2850	Same	50,000 Units	75,000	<5%	P
Robert Klassen 4307 West 12th Avenue Vancouver, BC V6R 2P9 Tel (604) 647-4373	Same	50, 000 Units	75,000	<5%	P
Munday - Maxwell & Gaylene – Association #206 – 4400 Dominion Street Burnaby, BC V5G 4G3 Tel (604) 430-5624	Same	925,000 Units	3,287,500	<5%	NA
Munday - Maxwell & Gaylene – Association #206 – 4400 Dominion Street Burnaby, BC V5G 4G3 Tel (604) 430-5624	Same	200,000 Units	2,200,000	<5%	NA

Jamie Munday #206 – 4400 Dominion Street Burnaby, BC V5G 4G3 Tel (604) 299-2130	Same	5,000 Units	7,500	<5%	NA
Judith Munday #305-4567 Hazel Street Burnaby, BC V5H 4V4 Tel (604) 433-0919	Same	50,000 Units	75,000	<5%	NA
Otis Brandon Munday 20709 - 93 Avenue Langley, BC V1M 2W5 Tel (604) 888-7584	Same	20,000 Units	45,000	<5%	NA
Whalehaven Capital Fund Limited 3rd Floor, 14 Par-La-Ville Road Hamilton, Bermuda HM08 Tel: (441) 295-8313	Same	300,000 Units	450,000	<5%	NA
Anton J. Drescher 7547 Burris Street Burnaby, BC V5E 1Z1 Tel: (604) 685-1017	Same	500,000 Units	750,000	<5%	NA
Stephen Copeland 470 – 31 Adelaide Street East Toronto, ON M5C 1J4 Tel (416) 362-4725	Same	10,000 Units	15,000	<5%	NA
Larry Later 32 Steeplechase Avenue Aurora, ON L4G 6W5 Tel (905) 305-5930	Same	15,000 Units	22,300	<5%	NA
Thomas Torokvei 1231 – 139 Merton Street Toronto, ON M4S 3G7 Tel (647) 272-9975	Same	20,000 Units	30,000	<5%	NA
Reynold Lee 40 Sunrise Avenue #413 Toronto, ON M4A 2E4 Tel (416) 860-7758	Same	55,000 Units	82,500	<5%	P
Ming Feng 2911 54th Avenue East Vancouver, BC V5S 1Y6 Tel (604) 437-8206	Same	8,000 Units	12,000	<5%	NA
Hai Lin Hu Hu Min Road 6988 Lane LianPu Garden, No.8 Rm 201 Shanghai, China Tel (21) 64134306	Same	10,000 Units	15,000	<5%	NA

Ying Tai Chin Tai An District, An Ho Road Sec. 2, No.110, 12th Floor, R.O.China 106 Tel (2) 27392089	Same	100,000 Units	150,000 Units	<5%	NA
Li Ying Tai 762 Dunrobin Drive, #2B Kamloops, BC V1S 1X3 Tel (250) 828-0698	Same	50,000 Units	75,000	<5%	NA
Lee Mei Cheng 1615 Howard Avenue Burnaby, BC V5B 3S2 Tel (604) 320-7266	Same	50,000 Units	79,000	<5%	Na
Shu-Wei Kuo Chyin I Kuo Pi Yun Kuo 3236 Mason Avenue Coquitlam, BC V3B 2X6 Tel (604) 945-9611	Same	50,000 Units	75,000	<5%	NA
Wei Xing Guo Hong Wen Shen 1333 W. Georgia Street Ste.614 Vancouver, BC V6E 4V3 Tel (604) 685-0352	Same	20,000 Units	30,000	<5%	NA
Yuhong Zhao 2731 Chelsea Crt. West Vancouver, BC V7S 3E9 Tel (604) 921-3381	Same	20,000 Units	30,000	<5%	NA
Ferd Schillberg Anne Kalyniuk 12 Dalemead Winnipeg, MB R4A 2A6	Same	12,000 Units	78,000	<5%	NA
Boris Galic 143 Irving Place Winnipeg, MB R3G 0K7 Tel (204) 338-4395	Same	30,000 Units	690,000	<5%	NA
William Garnet Warrian 41 Stradbrooke Place Dauphin, MB R7N 0M8 Tel (204) 638-6119	Same	70,000 Units	355,000	<5%	NA
Deirdre Catherine Warrian 41 Stradbrooke Place Dauphin, MB R7N 0M8	Same	30,000 Units	75,000	<5%	NA
Ha-Yeon Lee &/or Leo Lee 5141 Portage Avenue Headingley, MB R4H 1E1 Tel (204) 999-8888	Same	10,000 Units	55,984	<5%	NA
Bruce Docking 13154 Crescent Road Surrey, BC V4P 1J8	Same	20,000 Units	64,460	<5%	NA

Tel (604) 538-0909					
Murdoch Mackay 204 Dromore Avenue Winnipeg, MB R3M 0J3 Tel (204) 942-3361	Same	10,000 Units	15,000	<5%	NA
Werner Molzahn 7350 - 72nd Street Unit 117 Delta, BC V4G 1H9 Tel (604) 904-4244	Same	10,000 Units	15,000	<5%	NA
William & Henrietta Raap 281 Symington Road Winnipeg, MB R2G 5J7 Tel (204)222-5989	Same	10,000 Units	15,000	<5%	NA
Paul Schroeder 124-342 Park Avenue East Brandon, MB R7A 7A7	Same	8,000 Units	12,000	<5%	NA
Les &/or Agnes Vanderveen PO Box 957 Carman, MB R0G 0J0 Tel (204) 745-3534	Same	400,000 Units	1,717,612	<5%	NA
Tom Hendrickson 9 Belle Ayre Blvd Toronto, ON M4S 2P6 Tel (416) 483-0281	Same	40,000 Units	145,164	<5%	NA
Donna Kostiuk 519 Washington Winnipeg, MB R2K 1M1 Tel (204) 669-9081	Same	3,400 Units	11,350	<5%	P
Cam & Marlene Roy 70 Kilmarnock Bay Winnipeg, MB R2M 4Z8 Tel (204) 253-8953	Same	10,000 Units	89,949	<5%	NA
Marlene Anstey PO Box 207 Stn Del Ctr Yorkton, SK S3N 2V7 Tel (306) 783-2563	Same	25,000 Units	177,460	<5%	NA
Don Battellino 151 Elkhart Avenue East St. Paul, MB R2E 1A6	Same	4,400 Units	27,900	<5%	NA
Pat Battellino 151 Elkhart Avenue East St. Paul, MB R2E 1A6	Same	4,460 Units	50,390	<5%	NA
Pat Battellino 151 Elkhart Avenue East St. Paul, MB R2E 1A6	Same	23,100 Units	38,650	<5%	NA

Don Cairns 641 Niakwa Rd Winnipeg, MB R2J 3N3 Tel (204) 257-2515	Same	116,000 Units	483,125	<5%	NA
Don Cairns 641 Niakwa Rd Winnipeg, MB R2J 3N3 Tel (204) 257-2515	Same	132,000 Units	483,125	<5%	NA
Jennifer Cairns 641 Niakwa Rd Winnipeg, MB R2J 3N3 Tel (204) 257-2515	Same	91,000 Units	247,625	<5%	NA
Michael Dodge 402 Munroe Avenue Winnipeg, MB R2K 1H4	Same	14,000 Units	48,500	<5%	NA
Clive Derham 610 Smithfield Avenue Winnipeg, MB R2V 0E4	Same	5,000 Units	17,500	<5%	NA
Rudi Engbrecht 943 Beaverbrook Street Winnipeg, MB R3N 1P1 Tel (204) 489-7949	Same	10,000 Units	141,000	<5%	NA
Allbutt Mining Supply 1302 Logan Avenue Winnipeg, MB R2E 1R4 Tel (204) 885-2513	Same	15,000 Units	35,000	<5%	NA
Rob Anderson 107 Kingston Row Winnipeg, MB R2M 0S7 Tel (204) 233-0383	Same	10,000 Units	15,000	<5%	NA
Dr. Babette Cohen 1045 Wellington Cres Winnipeg, MB R3M 0A7 Tel (204) 228-7852	Same	34,000 Units	121,669	<5%	NA
K. George Grigaitis 76 McMillan Ave Winnipeg, MB R3M 0V3 Tel (204) 955-0781	Same	151,000 Units	365,243	<5%	NA
Dr. Perry Kimelman 632 Holland Blvd Winnipeg, MB R3P 1X2 Tel (204) 791-2614	Same	159,000 Units	242,340	<5%	NA
Albert Koop 2 Nathan Lane Winnipeg, MB R2K 4J3 Tel (204) 927-6363	Same	160,000 Units	1,162,000	<5%	NA
Laureen Spitzke 74 Cassin Cres Winnipeg, MB R3S 1S5 Tel (204) 975-4209	Same	9,800 Units	92,121	<5%	NA
Stuart Spitzke 74 Cassin Cres Winnipeg, MB R3S 1S5	Same	30,200 Units	45,300	<5%	NA

Tel (204) 975-4209					
William Teichroew PO Box 582 Carberry, MB R0K 0H0 Tel (204) 476-3393	Same	55,000 Units	110,227	<5%	NA
Calvin Usipiuk Grp 415 Box 13 RR4 Beausejour, MB R0E 0C0 Tel (204) 785-7121	Same	20,000 Units	37,500	<5%	NA
Ray Wytinck PO Box 143 Grp 326 RR3 Selkirk, MB R1A 2A8 Tel (204) 782-0004	Same	20,000 Units	101,250	<5%	NA
Canada Dominion Resources 2006 II Limited Partnership, by its manager Goodman & Company, Investment Counsel Ltd. 1 Adelaide Street East 29th Floor Toronto, ON M5C 2V9 Tel (416) 365-5180	Same	109,983 Units	164,974	<5%	NA
Canada Dominion Resources 2006 Limited Partnership, by its manager Goodman & Company, Investment Counsel Ltd. 1 Adelaide Street East 29th Floor Toronto, ON M5C 2V9 Tel (416) 365-5180	Same	249,478 Units	374,217	<5%	NA
CMP 2006 Resources Limited Partnership, by its manager Goodman & Company, Investment Counsel Ltd. 1 Adelaide Street East 29th Floor Toronto, ON M5C 2V9 Tel (416) 365-5180	Same	640,539 Units	960,809	<5%	NA
Dynamic Precious Metals Fund 1 Adelaide Street East 29th Floor Toronto, ON M5C 2V9 Tel (416) 363-9097	Same	2,000,000 Units	13,300,000	8.2%	NA


TSX
TSX venture
EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: San Gold Corporation (the "Issuer").

   Trading Symbol: SGR.

2. Date Price Reservation Form Filed: NA.

   Date of News Release announcing Private Placement: May 28, 2007, May 31, 2007 (increasing the size of the offering) and June 11, 2007 (further increasing the size of the offering).

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   No
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: No

   c) Final Acceptance of a Non-Expedited Private Placement: Yes

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $•.

5. Proposed use of proceeds:

   Development program on the Issuer's mineral properties and general working capital purposes.

6. (a) Description of shares to be issued:

(i) Class: Common shares of the Issuer (Offering is of Units each consisting of one common share and one half of one warrant).

(ii) Number: • Common Shares.

(iii) Price per security: $1.00 per Unit.

(b) Description of Warrants to be issued:

(i) Number of Warrants: • ________________.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: •.

(iii) Exercise price of Warrants: Year 1: $1.25 ____ Year 2: $1.50 ________

Tier 1 Only: Year 3:________ Year 4__________ Year 5__________

(iv) Expiry date of Warrants: 24 months from the date of issuance.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: NA.

(ii) Number of Listed Shares to be issued on conversion: ____________.

(iii) Expiry/Maturity date: ____________________________.

(iv) Interest rate:________________________________.

(v) Conversion terms:____________________________.

(vi) Default provisions: ____________________________.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: •.

7. Issued and outstanding Listed Shares at the date of the price reservation: 145,527,779.

8. **Placees**

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial

holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
See attached Schedule "A"					

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

The offering is to be non-brokered but certain individuals and registrants may receive a fee, payable in cash, equal to 7% of the total subscription proceeds received from subscribers introduced to the Issuer by each particular person.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes, all Agents and brokers are arm's length to the Issuer.

If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Jory Capital Inc., 2070 Main Street, Winnipeg, Manitoba R3C 3Z3 ($157,334.80)

Canaccord Capital, 2200 609 Granville St., Vancouver, BC V7Y 1H2 ($7,000)

Haywood Securities Inc. 20th Floor, Commerce Place, 400 Burrard Street, Vancouver, B.C. V6C 3A6 ($5,600)

Wolverton Securities Ltd., 10115, Pacific Centre, 17th Floor, 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1J5 ($5,600)

Blackmont Capital Inc., 2200 - 440 2nd Ave. S.W., Calgary, AB T2P 5E9 ($19,600)

Raymond James Ltd., Suite 2200 – 925 West Georgia Street, Vancouver, BC V6C 3L2 ($7,000)

(c) Cash 7% of the gross proceeds of the offering.

(d) Securities None.

(e) Expiry date of any Agent's Option NA.

(f) Exercise price of any Agent's Option NA.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

None.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

None.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

No.

If Yes, describe all relevant terms:

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   N/A

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   N/A

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   N/A

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   N/A

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   N/A

6. No new Control Person is created by the issuance of the Shares:
   N/A

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   N/A

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   N/A

9. All Placees have been disclosed as required above and have committed all subscription funds:
   N/A

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
N/A

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: N/A.

(ii) For Previous Expedited Private Placements: N/A.

(iii) For this transaction: N/A.

Total ((i) + (ii) + (iii)): N/A.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice? No.

   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II? Yes.

   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ❑ No ❑

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: June 15, 2007

Hugh Wynne
Name of Director and/or
Senior Officer

[signature]
Signature

Executive Chairman
Official Capacity

Schedule "A"

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Units Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Geologic Resource Fund, LP 535 Boylston Street Boston, MA 02116 USA	Same	520,000	780,000	<5%	NA
Kellogg Capital Group LLC 55 Broadway, 4th Floor New York, NY 10006	Same	1,000,000	3,779,500	<5%	NA
T. Marc Barrett 301 Appaloosa Trail Waco, Texas 76712 USA	Same	38,966	58,449	<5%	NA
Richard Wynne 218 Gladys Ave, #B Mtn. View, CA 94043-3906 USA	Same	500,000	750,000	<5%	NA
M P Duncan Jr. 3333 Interstate, 35 South Waco, TX 76706	Same	50,500	160,250	<5%	NA
Paul Ransom 9452 Clearview Road Cranbrook, BC V1C 7E2	Same	50,000	145,000	<5%	NA
Andy Andrist 525 R.R.1 C.P. 91010 St.Eustache, QC J7P 5V3	Same	750,000	2,312,500	<5%	NA
Andy Andrist 525 R.R.1 C.P. 91010 St.Eustache, QC J7P 5V3	Same	60,000	2,312,500	<5%	NA
Andy Andrist 525 R.R.1 C.P. 91010 St.Eustache, QC J7P 5V3	Same	65,000	2,312,500	<5%	NA
Jacqueline Marien 525 R.R.1 C.P. 91010 St.Eustache, QC J7P 5V3	Same	160,000	400,000	<5%	NA
David Dellow 172 MacEason Park Green	Same	50,000	80,000	<5%	NA

N.W. Calgary, AB T3A 4E6					
Lindsay Bottomer 678 Wellington Place North Vancouver, BC V7K 3A1	Same	10,000	25,000	<5%	NA
Colin Porozni 4325-53 Street, Box 938 St.Paul, AB T0A 3A0	Same	20,000	30,000	<5%	NA
Julius Baer Multipartner – Gold Equity Fund 65, Route d'Esch Luxembourg 7470	Same	2,000,000	3,000,000	<5%	NA
Harry Jedlic 2810 Albert Street Regina, SK S4S 3N5	Same	20,000	114,234	<5%	NA
Geoffrey Hunter 13 Dolly's Bay Road St.Davids Bermuda DD01	Same	50,000	75,000	<5%	NA
John McDonald 21 Panorama Hills Common N.W. Calgary, AB T3K 5N6	Same	30,000	78,000	<5%	NA
Robert J. Nephew Box 22, Site 13 RR#1 Dewinton, AB T0L 0X0	Same	150,000	1,025,000	<5%	NA
Tom Simmons 750 – 630 6th Ave. S.W. Calgary, AB T2P 0S8	Same	25,000	97,500	<5%	NA
Vic Sutherland Unit 5103 – 400 Eau Claire Avenue S.W. Calgary, AB T2P 4X2	Same	25,000	37,500	<5%	NA
Myron Sambad 6529 Rampart Place Prince George, BC V2K 4H4	Same	10,000	15,000	<5%	NA
Edward Olichny 109 King Drive Prince George, BC V2M 4V5	Same	25,000	87,500	<5%	NA
RayJay Advisor Services Inc. 578 Central Street East	Same	25,000	37,500	<5%	NA

Prince George, BC V2M 3B7					
Gary Clarke 578 Central Street East Prince George, BC V2M 3B7	Same	40,000	72,000	<5%	NA
Geologic Resource Fund, Ltd. c/o Goldman Sachs (Cayman) 2nd Floor, Harbour Centre Noan Church Street George Tow, Grand Cayman Cayman Islands, BWI	Same	1,480,000	2,220,000	<5%	NA
Urs Andrist 423 Ch. Ely. Kingsbury, Quebec J0B 1X0	Same	90,000	135,000	<5%	NA
William Harrison 423 – 28th Avenue Deux-Montagnes, Quebec J7R 5T4 Tel: (514) 386-4375	Same	30,000	70,000	<5%	NA
Donny Cordick #3 Foxwood Court Port Moody, BC V3H 4X7	Same	40,000	60,000	<5%	P
Henry Polessky 5500 Kingsway Burnaby, BC V5H 2G2	Same	40,000	60,000	<5%	NA
Mark Jarvis RRSP 6525 Madrona Cr. West Vancouver, BC V7W 2J7	Same	100,000 Units	150,000	<5%	NA
Rob Dyck 2102 Henderson Hwy Winnipeg, MB R2G 1P6	Same	400,000	1,063,333	<5%	NA
Vera Shymchuk 2102 Henderson Hwy. Winnipeg, MB R2G 1P6	Same	400,000	849,222	<5%	NA
Cheryl Dove General Delivery P.O. Box 323 God's Lake Narrows, MB R0B 0M0	Same	25,000	37,500	<5%	NA

Richmond Bayes 35 Leander Crescent Winnipeg, MB R3Y 1W5	Same	25,000	37,500	<5%	NA
Leah O'Flaherty 534-1st Ave. S. Kenora, ON	Same	25,000	37,500	<5%	NA
Kevin P. O'Flaherty 534-1st Ave. S. Kenora, ON P9N 1W7	Same	25,000	37,500	<5%	NA
Fred Herrmann 1121 E 27th Ave. Vancouver, BC V5V 2L5	Same	20,000	38,000	<5%	NA
John Trainor 415 Park Blvd. N Winnipeg, MB R3P 0H1 Tel (204) 889-0719	Same	400,000	7,678,736	<5%	NA
Charles Murray Workman 45 Wolsley Street Kenora, ON P9N 3W7	Same	120,440	664,550	<5%	NA
Norma Puls 200 Tuxedo Avenue Unit 1402 Winnipeg, MB R3P 0R3	Same	45,000	223,577	<5%	NA
Anvers Inc. (Max Serlin) 125 Aldershot Blvd. Winnipeg, MB R3P 0E2	Same	25,000	56,199	<5%	NA
Ed Bredin Box 4025 RR1 Oakbank, MB R0E 1J3	Same	10,000	33,699	<5%	NA
Rees Jones 51 Kilmarnock Bay Winnipeg, MB R3M 4R7	Same	10,000	111,636	<5%	NA
Archie Cameron 2503 Philip Rd. E. Regina, SK S4V 1Z7	Same	15,000	29,000	<5%	NA
Pat Battellino 151 Elkhart Lane East St.Paul, MB R2E 1A6	Same	42,000	101,460	<5%	NA
Raymond Lafond 160 Masson Street Winnipeg, MB R2H 0H2	Same	50,000	175,000	<5%	NA
Leo Greif 4 Silver Springs Bay Winnipeg, MB R2K 4K9	Same	3,500	21,784	<5%	NA
Steven Depeel Box 39 Site 18 RR5 Prince Albert, SK	Same	100,000	340,500	<5%	NA

S6V 5R5					
Don Cairns 641 Niakwa Rd. Winnipeg, MB R2J 2N3	Same	100,000	250,000	<5%	NA
Merv Madill 9 Strathboine Cres. Headingley, MB R4H 1A6	Same	15,000	42,250	<5%	NA
Daniel John Lindsay Medical Corporation 30 St.Edmunds Bay Winnipeg, MB R3T 3M6	Same	100,000	288,231	<5%	NA
Darren Singbeil 19 Harvest Way East St.Paul, MB R2E 0L5	Same	15,000	82,500	<5%	NA
Daniel John Lindsay 30 St.Edmunds Bay Winnipeg, MB R3T 3M6	Same	101,000	357,055	<5%	NA
Dennis Dueck 231 Laurel Ridge Road Winnipeg, MB R3Y 1X9	Same	20,000	122,000	<5%	NA
Kevin Barrett 114 Williamson Cres. Winnipeg, MB R3W 1E2	Same	10,000	35,000	<5%	NA
Marilyn Gault and Cindy Rhobenizer-Clark 25 Westgate Winnipeg, MB R3C 2C9	Same	10,000	15,000	<5%	NA
Robert Stenson 302 Fairhaven Rd., Unit B Winnipeg, MB R3P 2S6	Same	32,800	59,386	<5%	NA
Gerald F. Reimer 200 Newcombe Cres. Winnipeg, MB R2J 3T6	Same	5,500	33,210	<5%	NA
Robert Stenson 302 Fairhaven Rd., Unit B Winnipeg, MB R3P 2S6	Same	98,400	157,786	<5%	NA
Fehu Capital Ltd. 302 Fairhaven Rd., Unit B Winnipeg, MB R3P 2S6	Same	54,000	91,186	<5%	NA
Werner Dick Box 419 Sanford, MB R0G 2J0	Same	10,000	20,000	<5%	NA
Allo Marketing Box94, 160-2nd St. West Stonewall, MB R0C 2Z0	Same	20,000	48,750	<5%	NA
Sig Potscka 17 Argonne Bay Winnipeg, MB R2J 2K5	Same	5,000	7,500	<5%	NA

Norm Davies 85 Cliffwood Drive Winnipeg, MB R2J 3N2	Same	10,000	75,000	<5%	NA
30280 MB Ltd. Box 94 Plum Couley, MB R0G 1R0	Same	10,000	15,000	<5%	NA
Gary Enns 1001 7 Evergreen Place Winnipeg, MB R3L 2T3	Same	10,000	20,000	<5%	NA
Art Stenson 524 Stenson Place Swift Current, MB S9H 5B3	Same	70,000	125,000	<5%	NA
James Semenchuk 454 Almey Avenue Winnipeg, MB R3W 1P5	Same	5,000	14,166	<5%	NA
Frederick Bresani & Jane Bresani JTWROS 2 Independence Way Southampton, NJ 08088 USA	Same	50,000	325,000	<5%	NA
William Scott Brown 24803 Mills Lake Ct Katy, TX 77494 USA	Same	100,000	285,000	<5%	NA
William F. Kraas Revocable Trust. William F Kraas TTEE 16 Cypress Point Court Frisco, TX 75034 USA	Same	100,000	352,400	<5%	NA
Bernard L. Warner 150 Ocean park Blvd #324 Santa Monica, CA 90905 USA	Same	30,000	68,000	<5%	NA
Roderick Littleton Taylor & Krista Lynn Taylor JTWROS 13233 Stoneridge Place Sherman Oaks, CA 91423 USA	Same	100,000	260,000	<5%	NA
William Ambramsky & Barbara Abramsky JTWROS 4 Cottege Lane Suffern NY 10901-1001 USA	Same	100,000	220,000	<5%	NA
Suzanne Jonsson 114 Cedar Street Lexington, MA 02421 USA	Same	20,000	50,000	<5%	NA

Byron Grapentine Lot 29 Ross Avenue Bissett, MB R0E 0J0 Tel: (204) 277-5236	Same	20,000	90,000	<5%	NA
Hugh Harlingten 2280 Lythe Court W. Vancouver, BC V7S 3H8 Tel : (604) 925-8026	Same	300,000	450,000	<5%	NA
Gretchen Ross Suite 600 – 11 Yonge Street Toronto, ON M5C 1T6	Same	300,000	450,000	<5%	NA

G:\DCF\San Gold\0703039 - Non-Brokered PP\Exchange Documents\Form 4B - Final- (Second Closing).doc


RECEIVED
2007 AUG -7 A 4:05


TSX venture
EXCHANGE
TSX

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: San Gold Corporation (the "Issuer").

Month in which stock options have been granted or amended: March, 2006.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant)	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Warren Anglin	March 3, 2006	Consultant	March 3, 2006	400,000	$0.65	March 3, 2011
Arness Cordick	March 3, 2006	Consultant	March 3, 2006	300,000	$0.65	March 3, 2011
Tony Pollard	March 3, 2006	Consultant	March 3, 2006	400,000	$0.65	March 3, 2011
Shawn Khunkhun	March 3, 2006	Consultant	March 3, 2006	100,000	$0.65	March 3, 2011

Total number of optioned shares proposed for acceptance: 1,200,000.

- Date shareholder approval was obtained for the Stock Option Plan: June 30, 2005.
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 1,009,787

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: N/A

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: **March 29, 2006**.

Richard A. Boulay
Name of Director or Senior Officer

Signature

Chief Financial Officer
Official Capacity


TSX venture
EXCHANGE
TSX

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: San Gold Corporation (the "Issuer").

Month in which stock options have been granted or amended: May, 2006.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant)	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Dale Ginn	May 23, 2006	Officer, Director	May 23, 2006	300,000	$1.20	May 23, 2011
Hugh Wynne	May 23, 2006	Officer, Director	May 23, 2006	300,000	$1.20	May 23, 2011
Richard Boulay	May 23, 2006	Officer, Director	May 23, 2006	300,000	$1.20	May 23, 2011
Courtney Shearer	May 23, 2006	Director	May 23, 2006	250,000	$1.20	May 23, 2011
Warren Anglin	May 23, 2006	Consultant	May 23, 2006	300,000	$1.20	May 23, 2011
Arness Cordick	May 23, 2006	Consultant	May 23, 2006	200,000	$1.20	May 23, 2011
Shawn Khunkhun	May 23, 2006	Consultant	May 23, 2006	25,000	$1.20	May 23, 2011
Meridian Capital International	May 23, 2006	Consultant	May 23, 2006	50,000	$1.20	May 23, 2011
William Ferreira	May 23, 2006	Consultant	May 23, 2006	100,000	$1.20	May 23, 2011

Total number of optioned shares proposed for acceptance: 1,825,000.

- Date shareholder approval was obtained for the Stock Option Plan: June 30, 2005.

- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: •

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: N/A

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: **May 31, 2006**.

Richard A. Boulay
Name of Director or Senior Officer

____
Signature

Chief Financial Officer
Official Capacity


RECEIVED


TSX venture EXCHANGE
TSX

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: San Gold Corporation (the "Issuer").

Month in which stock options have been granted or amended: June, 2006.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant)	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
David Filmon	June 1, 2006	Director	June 1, 2006	300,000	$1.12	June 1, 2006

Total number of optioned shares proposed for acceptance: 300,000.

- Date shareholder approval was obtained for the Stock Option Plan: June 30, 2005.
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 1,180,500.

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: N/A

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: **June _______, 2006.**

Richard A. Boulay
Name of Director or Senior Officer

____
Signature

Chief Financial Officer
Official Capacity


RECEIVED




TSX
TSX venture
EXCHANGE

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: San Gold Corporation (the "Issuer").

Month in which stock options have been granted or amended: December, 2006.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant)	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Ben Hubert	December 13, 2006	Director	December 13, 2006	300,000	$1.08	December 13, 2011

Total number of optioned shares proposed for acceptance: 300,000.

- Date shareholder approval was obtained for the Stock Option Plan: June 30, 2005.
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 3,293,305.

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: N/A

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement*.

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: December _________, 2006.

Name of Director or Senior Officer

Signature

Official Capacity


RECEIVED
2007 AUG -7 A 4:05


TSX venture
EXCHANGE
TSX

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: San Gold Corporation (the "Issuer").

Month in which stock options have been granted or amended: January, 2007.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant)	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Gestur Kristjansson	January 26, 2007	Vice-President of Finance	January 26, 2007	301,724	$1.16	January 26, 2012

Total number of optioned shares proposed for acceptance: 301,724.

- Date shareholder approval was obtained for the Stock Option Plan: November 10, 2006.
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 3,813,922.

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: N/A

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: January ___________, 2007.

____
Name of Director or Senior Officer

____
Signature

____
Official Capacity

RECEIVED
2007 AUG -7 A 4:45


TSX venture
EXCHANGE
TSX

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: San Gold Corporation (the "Issuer").

Month in which stock options have been granted or amended: May, 2007.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant)	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Warren Anglin	May 17, 2007	Consultant	May 17, 2007	750,000	$0.96	May 17, 2012
Arness Cordick	May 17, 2007	Consultant	May 17, 2007	625,000	$0.96	May 17, 2012
Shawn Khunkhun	May 17, 2007	Consultant	May 17, 2007	125,000	$0.96	May 17, 2012
Al Wesnoski	May 17, 2007	Employee	May 17, 2007	200,000	$0.96	May 17, 2012
Barry Lowe	May 17, 2007	Employee	May 17, 2007	100,000	$0.96	May 17, 2012
James Harvey	May 17, 2007	Employee	May 17, 2007	100,000	$0.96	May 17, 2012
Lawrence Norquay	May 17, 2007	Employee	May 17, 2007	100,000	$0.96	May 17, 2012

Total number of optioned shares proposed for acceptance: 2,000,000.

- Date shareholder approval was obtained for the Stock Option Plan: June 30, 2005.
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 3,982,562.

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: N/A

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: **May _______, 2007.**

____
Name of Director or Senior Officer

____
Signature

____
Official Capacity

END